Annual Report and Form 20-F 2025 True Hospitality for Good In this year’s report… Strategic Report Chair’s statement 4 Our brands 6 2025 in review 8 Chief Executive Officer’s review 18 Industry overview 20 Trends shaping our industry 22 Our business model 24 Our strategy 30 Our key performance indicators (KPIs) 40 Our stakeholders 44 Our approach to risk and resilience 46 Our principal risks and uncertainties 48 Being a responsible business 54 Our culture 56 Our people 62 Our communities 68 Our planet 70 Managing climate risks and opportunities 77 Streamlined Energy and Carbon Reporting (SECR) 82 Chief Financial Officer’s review 85 Performance 86 Group 86 Americas 94 Europe, Middle East, Asia & Africa (EMEAA) 98 Greater China 102 Central 106 Key performance measures and Non-GAAP measures 107 Viability statement 113 Governance Chair’s overview 116 Changes to the Board, and its Committees, and Executive Committee 117 Board and Committee membership and attendance in 2025 117 Our Board of Directors 118 Our Executive Committee 120 Governance structure 122 Board activities 123 Key areas of focus during the year 123 Key matters discussed in 2025 and Section 172 statement 124 Our shareholders and investors 126 Board performance review 127 Audit Committee Report 128 Responsible Business Committee Report 134 Nomination Committee Report 136 Directors’ Remuneration Report 138 Statement of compliance 162 Group Financial Statements Statement of Directors’ Responsibilities 165 Independent Auditors’ UK Report 166 Independent Auditors’ US Report 174 Group Financial Statements 176 Group income statement 176 Group statement of comprehensive income 177 Group statement of changes in equity 178 Group statement of financial position 181 Group statement of cash flows 182 Accounting policies 183 Notes to the Group Financial Statements 195 Parent Company Financial Statements Parent Company Financial Statements 241 Parent Company statement of financial position 242 Parent Company statement of changes in equity 243 Notes to the Parent Company Financial Statements 244 Additional Information Other financial information 250 Directors’ Report 260 Group information 264 Shareholder information 280 Schedule 1: Condensed Parent Company financial information 288 Exhibits 292 Forward-looking statements 293 Form 20-F cross-reference guide 294 Glossary 297 Useful information 300 Contacts 302 2 IHG Annual Report and Form 20-F 2025 Welcome to IHG® Hotels & Resorts IHG® Hotels & Resorts is a global hospitality company with 20 hotel brands, one of the industry’s largest loyalty programmes, over 6,900 open hotels in more than 100 countries, and almost 2,300 hotels in our development pipeline. The Strategic Report on pages 4 to 114 was approved by the Board on 16 February 2026. Nicolette Henfrey Company Secretary Front cover image: Ciel Dubai Marina, Vignette™ Collection, Dubai, United Arab Emirates. + Keep up to date and find out more at: ihgplc.com/en/investors Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 3 The past year was packed with landmark moments: we opened a record number of hotels, surpassed one million open rooms, launched new technology and added another brand to our portfolio. It was also one of elevating guest experiences, deepening support for colleagues, extending care across our communities and making our hotels more sustainable to ensure 2025 was about… InterContinental Bora Bora Le Moana Resort, Bora Bora, French Polynesia. “During my time spent with our many stakeholders in 2025, I heard first-hand about the impact of our work and can see how this translates into a strong track record of trust and long-term value creation for investors and all other IHG stakeholders.” Deanna Oppenheimer Non-Executive Chair Important strategic progress was made in 2025, with the power of IHG® Hotels & Resorts’ global scale, resilient business model and talented colleagues driving a strong financial performance, system size growth and further enterprise-wide enhancements. These achievements, made against the backdrop of a challenging economic and geopolitical environment, underline the success of IHG’s long-standing strategy to develop a broad portfolio of distinct brands that deliver great guest experiences and strong owner returns, allied to a resilient, asset-light, fee-based, predominantly franchised business model. This approach forms a strong base from which to build global scale, attract millions of guests, form enduring relationships with thousands of owners, and continually invest in core aspects of our offer. Importantly, it is a model that is highly cash generative and enables reinvestment in critical areas. This has further strengthened IHG in 2025, enhancing performance, efficiency, competitiveness and growth, alongside creating surplus funds to return to shareholders. This includes elevating the quality and operation of existing brands, such as our Holiday Inn® Brand Family, and meeting the evolving needs of guests and owners with the acquisition of Ruby™ and the development of Noted Collection™, our new premium collection brand, which we recently launched to build on the successes of our other collection and conversion brands. The ability to properly harness transformational technological change is also essential in driving competitive advantage and remains a key focus in our efforts to deliver richer guest experiences and stronger owner returns. Critical to our progress is close collaboration and regular dialogue throughout the year with our thousands of owners and through the IHG Owners Association. As we grow, we place great importance on ensuring we do so sustainably, reflecting our values as a business and those of our stakeholders. I was pleased to see further progress made during the year on our Journey to Tomorrow responsible business plan, guided by our purpose of providing True Hospitality for Good – a commitment to care for our people and the world around us that helps ensure our hotels not only bring prosperity to thousands of communities but also care where it is needed most. Equally, it is also important we acknowledge areas where we can drive even greater impact, and we will be reviewing and updating our plans and approach in 2026. 4 IHG Annual Report and Form 20-F 2025 Chair’s statement shaping what’s next Celebrating progress,

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Colleague engagement

IHG's overall progress is a testament to the in-depth, shared understanding colleagues have of the Company's strategic direction and focus areas, which was reflected in various feedback forums, including the work of our designated Voice of the Employee Non-Executive Director and IHG's Colleague HeartBeat survey.

I saw the impact of this alignment throughout the year, including when visiting Dubai in the United Arab Emirates, where the Board and I toured several of IHG's world-class properties, and assessed plans to capitalise on the wider region's significant growth opportunities. This is echoed across high-value markets globally and during my time spent with our many stakeholders in 2025, I heard first-hand about the impact of our work and can see how this translates into a strong track record of trust and long-term value creation for investors and all other IHG stakeholders. On behalf of the Board, I would like to congratulate Elie and his executive team for delivering success across so many fronts this year.

The role of the Board

Amid a shifting global landscape, strong governance is fundamental to the success of any business, as is the flexibility to adapt thinking and plans while progressing towards longer-term ambitions. The Board's role is to support and constructively challenge the Executive Committee on how we prioritise, manage risk, grow and generate future value. Focus areas in 2025 spanned brand growth; the effective and responsible use of artificial intelligence; in-depth analysis of our operations and performance across our three regions; talent attraction and Company culture; and our approach to cybersecurity risk management, including assessing threats and recovery plans.

A key aspect of my role as Chair is to encourage the Board's ongoing development and to oversee changes that bring new expertise and insights, reflecting the evolving nature of the business and stakeholder expectations. During the year, we appointed Nicholas Cadbury as Non-Executive Director, who will join the Board on 1 March 2026. Nicholas brings extensive experience in global hospitality and the travel sector, alongside expertise in finance, technology, sustainability and commercial property.

125.9¢

Final dividend proposed for 2025 (2024: 114.4¢).

184.5¢

Total dividend proposed for 2025 (2024: 167.6¢).

>$1.1bn

returned to shareholders through share buyback programme (completed in December 2025) and ordinary dividends.

$950m

share buyback programme approved for 2026.

As part of a sustained focus on talent within the business, IHG revised its Directors' Remuneration Policy during 2025 following a comprehensive review of arrangements for Executive Directors and other senior roles. This was a priority to help secure talent that has been highly effective in advancing strategic priorities and creating shareholder value. We undertook several rounds of shareholder consultation and carefully considered feedback before presenting resolutions for our report and revised policy at the 2025 AGM. We were pleased with shareholders' support of these resolutions, which provide a robust framework for attracting and retaining senior talent in the future.

We also announced one leadership change during the year, with Tejas Katre succeeding Wayne Hoare as Chief Human Resources Officer, following Wayne's retirement at the end of 2025. I would like to thank Wayne for his tremendous contribution, particularly for his role in enriching IHG's culture to position the Company for long-term success. I would also like to congratulate Tejas on his appointment. Succession planning and talent development have been hallmarks of IHG for many years and Tejas brings substantial experience to the role, including a strong track record of excellent results during his eight years with IHG in global and EMEAA-based HR positions.

Shareholder returns

Following a strong financial performance this year, I am pleased to announce the Board is recommending a final dividend of 125.9 cents per ordinary share, an increase of 10% on the final dividend for 2024. An interim dividend of 58.6 cents was paid in October 2025, taking the total dividend for the year to 184.5 cents, representing a year-on-year increase of 10% for the fourth consecutive year. We continued our strong track record of delivering shareholder returns by successfully completing a $900m share buyback programme in December 2025, taking the total returns for the year to over $1.1bn. The Board has approved a further share buyback of $950m over the course of 2026, which will result in cumulative returns of more than $5bn over five years. The Board expects IHG's business model to continue its long-term track record of generating substantial capacity to enable investment plans that drive growth, fund a sustainably growing ordinary dividend, and return surplus capital to our shareholders.

Looking ahead, we must remain alive to a shifting global landscape shaped by macro-economic and geopolitical uncertainty and conflict in parts of the world. What remain unchanged, however, are the industry's long-term growth drivers, such as people's enduring desire to travel, rising GDP in emerging markets and increasing appetite for branded hotel players, all of which are contributing to record levels of travel. We have strategically positioned the business to capture this demand, with investment across our enterprise designed to drive both guest and owner preference for IHG and, in turn, the responsible growth of our brands in key markets and segments.

As ever, our success has been driven by dedicated, passionate colleagues throughout our hotels and offices, who put guests and owners at the heart of our plans. I would like to thank them for all their hard work and commitment and our owners for their continued confidence in IHG.

Deanna Oppenheimer
Non-Executive Chair

heart of our plans. I would like to thank them for all their hard work and commitment and our owners for their continued confidence in IHG.



Deanna Oppenheimer
Non-Executive Chair

6 | IHG | Annual Report and Form 20-F 2025

Our brands

A brand for everyone

A broad selection of brands and an estate of more than 6,900 hotels thoughtfully designed to meet the needs of a range of guests and owners globally.

Our masterbrand and loyalty programme


IHG

IHG
HOTELS & RESORTS

Complementing our portfolio of established brands, we have launched or acquired 10 new brands in the past decade to increase the breadth of our offer across segments, from Essentials to Luxury & Lifestyle.

The breadth of our portfolio and strength of our wider enterprise allows us to meet growing demand for branded hotels and is accelerating our expansion in high-growth markets, as guests seek new experiences and owners look to use the advantages of our global scale and systems.

This demand includes increasing appetite for quicker-to-market conversions, which generated over 50% of all room openings in 2025, as independent owners seek fast access to IHG's scale and enterprise platform, including our digital channels, IHG One Rewards loyalty programme, hotel technology and IHG Hotels & Resorts masterbrand.

Illustrating the confidence owners have in IHG, in 2025 we opened a record 443 hotels and signed another 694 to take our pipeline to 2,292 properties.


INTERCONTINENTAL
InterContinental Indianapolis, US.

Our masterbrand is increasing the visibility and appeal of our brands and capturing demand for our hotels, with our strategy putting it in more places, more often. This includes our global Guest How You Guest marketing campaign, strategic partnerships and 'By IHG' brand endorsement – all of which combine to lift awareness and brand favourability.

+ More on pages 34 to 35.



IHG ONE REWARDS

Our IHG One Rewards loyalty programme is critical to our business and future growth. In 2025, the programme grew to over 160 million members, who booked 66% of all room nights globally.

+ More on pages 36 to 37.

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Luxury & Lifestyle

	Six Senses	Regent	InterContinental Hotels & Resorts	Vignette Collection	Kimpton	Hotel Indigo
open	27	11	242	31	85	191
pipeline	39	12	104	45	69	131

Premium

	voco	Ruby	Hualuxe Hotels and Resorts 華邑酒店及度假村	Crowne Plaza	EVEN
open	124	17	24	424	46
pipeline	108	19	23	154	26

Essentials

	Holiday Inn	Holiday Inn Express	Garner	avid
open	1,247	3,292	89	87
pipeline	295	655	77	116

Suites

	Atwell Suites	Staybridge Suites	Holiday Inn Club Vacations	Candlewood Suites
open	9	350	26	423
pipeline	56	150	—	194

Exclusive Partners

	Iberostar Beachfront Resorts
open	62
pipeline	5

8 | IHG | Annual Report and Form 20-F 2025

2025 in review



>$1.1bn

Over $1.1bn returned to shareholders in 2025.

Regent Hong Kong,
Tsim Sha Tsui, Hong Kong.

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Financial performance

In 2025, we delivered a strong financial performance, with growth in revenue and operating profit supporting a solid increase in adjusted EPS, with over $1.1 billion returned to shareholders.

Global RevPAR[a]

+1.5%

2025	1.5%
2024	3.0%

Net system size growth

4.7%[c]

2025	4.7%[c]
2024	4.3%

Signings (rooms)

102,054

2025	102,054
2024	106,242

Total gross revenue in IHG's system[a]

$35.2bn

2025	$35.2bn
2024	$33.4bn

Total revenue

$5,189m

2025	$5,189m
2024	$4,923m

Revenue from reportable segments[b]

$2,468m

2025	$2,468m
2024	$2,312m

Operating profit

$1,198m

2025	$1,198m
2024	$1,041m

Operating profit from reportable segments[b]

$1,265m

2025	$1,265m
2024	$1,124m

Basic EPS

490.9¢

2025	490.9¢
2024	389.6¢

Adjusted EPS[a,b]

501.3¢

2025	501.3¢
2024	432.4¢

Total dividend for the year

184.5¢

2025	184.5¢
2024	167.6¢

Share buyback programme

$900m

2025	$900m
2024	$800m

Regional growth

We opened a record 443 hotels in the year and added a further 694 properties into our pipeline, reflecting the strength in owner demand for our world-class brand portfolio.

Americas

More on pages 96 to 97.

	2025	2024
Room openings	18,776	16,832
Room signings	26,626	26,552

EMEAA

More on page 100 to 101.

	2025	2024
Room openings	24,107	23,620
Room signings	43,409	50,275

Greater China

More on page 104 to 105.

	2025	2024
Room openings	22,195	18,665
Room signings	32,019	29,415

a. Definitions for key performance measures can be found in the use of key performance measures and Non-GAAP measures section, which can be found on pages 107 to 112.
b. Use of Non-GAAP measures: In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional financial measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures. Further explanation in relation to these measures can be found on pages 107 to 112, and reconciliations to IFRS figures, where they have been adjusted, are on pages 250 to 256.
c. Net system size growth of 4.7% after adjusting for the impact of removing 7,092 rooms previously affiliated with The Venetian Resort Las Vegas in January 2025. Net system size growth of 4.0% on a reported basis.

10 | IHG | Annual Report and Form 20-F 2025

2025 in review continued

Stakeholders

By investing in our iconic brands and our leading loyalty programme, while at the same time prioritising digital innovation and sustainability, we have continued to improve guest experiences, expand our portfolio, and deliver strong returns for our hotel owners and shareholders.

Shareholders and investors

+ More on page 126.

+16%

Adjusted EPS[b] growth.



- Total dividend payments of $270m and $900m share buyback programme completed, delivering combined returns of over $1.1bn.
- New $950m share buyback programme approved for 2026.
- Americas RevPAR growth +0.3%; EMEAA +4.6%; Greater China -1.6%.
- Reached 6,963 open hotels; adjusted net system growth +4.7%[a].
- Pipeline growth +4%.
- Operating profit of $1,198m and basic EPS of 490.9¢.
- Fee margin[b] 64.8%, up +3.6%pts, driven by positive operating leverage and step-ups in ancillary fee streams.

Hotel owners

+ More on pages 25 and 44.

83%

of room revenue booked through IHG-managed channels and sources, providing higher value customers at lower cost of acquisition.


Guest
how you
guest

- Expanded tech rollout to capture demand, drive revenue and optimise operations.
- Guest How You Guest marketing campaign and strategic partnerships helped achieve all-time high of IHG masterbrand awareness in the US.
- New brand prototypes and procurement solutions launched to drive revenue and reduce costs.
- Acquired Ruby, providing owners with a flexible city concept to grow with IHG.

Guests

+ More on page 44.

>160m

members for IHG One Rewards loyalty programme, with enrolments up 25% YOY.



- Year-on-year improvement in global Guest Love; outperformed key competitors on Guest Satisfaction Index in all three regions.
- Elevated guest experience through new destinations and AI-powered technology.
- New and continued loyalty partnerships and experiences.
- Enhanced award-winning mobile app, which achieved nine million downloads in the year.
- New features delivered through updated hotel designs, F&B and service.

People

+ More on page 45 and pages 62 to 67.

87%

employee engagement to maintain place in top quartile of employers.



- Enriched culture with greater focus on performance; enhanced colleague benefits.
- Strengthened learning and development offer through IHG® University.
- Named in the Fortune 100 Best Companies to Work For® 2025 list by Great Place To Work® and Fortune, reflecting our ongoing commitment to enhancing workplace culture and colleague benefits.

Communities and suppliers

More on page 45 and pages 68 to 69.

10.2m

lives improved since 2021 through our collective action and work with charity partners.



- Teamed up with charities to provide skills training and job opportunities through IHG® Academy.
- 40,000 colleagues supported work of more than 700 charities.
- Supported charities in relief and recovery efforts following 22 natural disasters.
- 5.4 million people supported through partnership with Action Against Hunger since 2024 launch.

Planet

More on pages 70 to 73.

18

hotel energy conservation measures now in place to increase energy efficiency and reduce costs for owners.

GREEN ENGAGE

- 10.2% reduction in energy per available room and a 11.0% reduction in carbon per available room compared with 2019 baseline. Total carbon emissions increased 7.7% over same period as system size grew significantly.
- Expanded Low Carbon Pioneers programme to help us test, learn and share findings on sustainability measures.
- Launched water conservation guidebook for hotels in Americas and EMEAA.

a. Net system size growth of 4.7% after adjusting for the impact of removing 7,092 rooms previously affiliated with The Venetian Resort Las Vegas in January 2025. Net system size growth of 4.0% on a reported basis.
b. Definitions for Non-GAAP measures can be found on pages 107 to 112. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 250 to 256.

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IHG opened a record 443 hotels in 2025 and signed 694 properties into its pipeline.

443



Regent Bali Canggu, Bali, Indonesia.

12 | IHG | Annual Report and Form 20-F 2025

2025 in review continued


IHG's brand portfolio has grown to 20 following the acquisition of Ruby in 2025.
20

Holiday Inn Resort Ho Tram Beach, Xuyen Moc, Vietnam.

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1


2


3

1

Thanks a million!

In 2025 we recognised a landmark moment for IHG: one million open rooms globally. But we didn't stop there. We opened more hotels than ever before, surpassing several milestones along the way, including 4,100 open hotels in the US, 800 in Greater China and 50 in India. Plus, we celebrated our 50th anniversary in Greater China and in Saudi Arabia.

2

Going above and beyond

Our dedicated hotel teams around the world deliver warm welcomes and magical memories every single day. Driving this success is our passion for delivering True Hospitality for Good, which was beautifully captured at the Hotel Indigo® Madrid – Gran Via when a guest discovered she had lost her purse on her return to the hotel following a day out. On hearing this, a member of the team drove several hours to retrace her steps, found it and quietly left it at the front desk for her to collect.

3

Brand new



Our acquisition of premium urban lifestyle brand Ruby in 2025 brought an exciting, distinct and high-quality offer for both guests and owners in popular city destinations. "This acquisition demonstrates our focus on building our presence in large, attractive industry segments and using our experience of integrating and growing brands and hotel portfolios," said Elie Maalouf, Chief Executive Officer, IHG Hotels & Resorts. "The urban micro space is a franchise-friendly model with attractive owner economics, and we see excellent opportunities to not only expand Ruby's strong European base but also rapidly take this exciting brand to the Americas and across Asia, as we have successfully done with previous brand acquisitions.”

14 | IHG | Annual Report and Form 20-F 2025

2025 in review continued


IHG has improved 10.2m lives since 2021 through its collective action and work with charity partners.
10.2m


ACTION
AGAINST
HUNGER

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Annual Report and Form 20-F 2025 | IHG | 15

4

Staying power

Fuelled by new partnerships, rewards and experiences, our IHG One Rewards loyalty programme keeps on growing. Fresh from winning five 2025 Global Traveler Awards, a 25% increase in enrolments pushed membership beyond 160 million, with members now booking 66% of all room nights.

5

Caring for our people and the world around us

Looking after our people, communities and planet has been at the heart of what we do for many years at IHG. In 2025, we enriched our inclusive culture and delivered improved colleague benefits; we have supported 5.4m people globally through our partnership with Action Against Hunger since its 2024 launch; and we added more properties to our industry-first Low Carbon Pioneers programme to help IHG test, learn and share findings on sustainability measures.

6

Game. Set. And masterbrand

Our IHG Hotels & Resorts brand continued to show up in more places, more often in 2025 through the expansion of our Guest How You Guest global marketing campaign, our simplified 'By IHG' brand endorsement, and partnerships with other leading brands and sporting events. This included being the official hotel and hotel loyalty programme of the US Open Tennis Championships for a seventh year, which helped achieve an all-time high of IHG masterbrand awareness in the US.


4
Living Like Loyalty


5


6
IHG
#ExperienceIHG
IHG

16 | IHG | Annual Report and Form 20-F 2025

2025 in review continued

7

Game-changing tech

Our powerful suite of technology is deepening loyalty to our brands and sharpening our competitive edge. We are driving advantages from artificial intelligence (AI) across our entire enterprise, including improved guest experiences, customer acquisition and hotel performance. Examples of this include our revenue management system incorporating data science, machine learning and forecasting tools to deliver advanced insights and recommendations along with enhancements to our IHG One Rewards mobile app that are unlocking the full power of our loyalty programme in fresh ways.

8

That winning feeling

The investment, quality and trust placed in our brands again resulted in an award-winning year in 2025. Among the many highlights were Holiday Inn being recognised by Time magazine as one of the World's Best Brands and voco hotels™ being voted World's Leading Premium Hotel Brand at the 2025 World Travel Awards. Our strong reputation in Luxury & Lifestyle was reflected in dozens of accolades across individual properties and brands, including Regent® being ranked among Travel + Leisure's Most Loved Hotel Brands. Bravo!

9

Reaching new markets

Global demand for our brands continued to grow at pace in 2025, with 32 country debuts for individual IHG brands. These included Garner™ in Mexico, Atwell Suites™ in Greater China and Kimpton® Hotels & Restaurants reaching Germany and Portugal for the first time.


7
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9
BE CURIOUS

Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 17 32 new country debuts for individual IHG brands in 2025. Kimpton Atlantico Algarve, Portugal. a. Net system size growth of 4.7% after adjusting for the impact of removing 7,092 rooms previously affiliated with The Venetian Resort Las Vegas in January 2025. Net system size growth of 4.0% on a reported basis. “I am incredibly proud of our accomplishments and ability to capture travel demand across geographies, chain scales and stay occasions through an unwavering commitment to care, quality and trust that underpins our purpose to provide True Hospitality for Good.” Elie Maalouf Chief Executive Officer This year we have accelerated the growth of our brands, deepened owner and guest relationships, made significant strategic progress and delivered strong financial performance. Through these achievements, we’ve collectively propelled the business to several growth milestones, including surpassing one million open rooms globally. I am incredibly proud of our accomplishments and ability to capture travel demand across geographies, chain scales and stay occasions through an unwavering commitment to care, quality and trust that underpins our purpose to provide True Hospitality for Good. Global RevPAR was up +1.5% year-on- year, despite some turbulent trading conditions. In the Americas, RevPAR was up +0.3%, with US RevPAR -0.1%. In EMEAA, RevPAR grew +4.6%, driven by particularly strong performances in Continental Europe, East Asia & Pacific and the Middle East. In Greater China, RevPAR was down -1.6%, however, the region returned to growth in Q4. This performance, coupled with fee margin growth and disciplined cost management, helped drive operating profit up 15% year-on-year to $1,198m. Operating profit from reportable segments rose 13% to $1,265m. Basic EPS was 490.9 cents, while adjusted EPS grew 16%, ahead of our target of 12%–15% average annual growth over the medium to long term. We also returned more than $1.1bn to shareholders through ordinary dividend payments and a $900m share buyback programme, and a new $950m share buyback programme has been approved for 2026. Owner confidence in our brands and powerful enterprise led to the opening of 443 hotels – a record number – which contributed to adjusted net system size growth of 4.7%a. We signed a further 694, taking our development pipeline to 2,292 hotels, which represents future system size growth of 33%. Strategic progress Our performance is driven by investment in our brands and the enterprise that supports them. We continued to invest in our established brands, with our Holiday Inn Brand Family generating 35% of openings and signings in 2025. A transformed presence in Luxury & Lifestyle in recent years means these brands now represent 14% of our system size and 22% of our pipeline. Among key openings in 2025 were Kimpton Naluria Kuala Lumpur – the brand’s first in Malaysia – InterContinental® 18 IHG Annual Report and Form 20-F 2025 Chief Executive Officer’s review achieving potential Accelerating growth, Presidente Monterrey in Mexico and Ciel Dubai Marina, Vignette Collection in the United Arab Emirates – the world’s tallest hotel. In 2025 we also met growing guest and owner demand in the premium segment with the acquisition of urban lifestyle brand Ruby to strengthen our presence in popular city destinations, and began 2026 with the launch of Noted Collection, a new premium collection brand. These two additions join a stable of newer brands already gaining traction in key markets globally. This includes premium conversion brand voco, which has reached more than 100 open hotels in just seven years since launch; midscale conversion brand Garner, which has grown to 166 open and pipeline hotels across 12 countries in just over two years and is IHG’s fastest-ever scaling of a brand globally; and Atwell Suites, which expanded from the US into Greater China in 2025. Collectively, our 10 newer brands now account for 10% of total current system size and 22% of the pipeline, underlining their future growth potential. Our leading IHG One Rewards loyalty programme is a critical component of our wider enterprise. Enrolments increased by 25% in 2025, helping grow membership to more than 160 million, with Reward Night redemptions up 9% year-on-year as members increasingly engage with and receive value from IHG One Rewards. The programme also played a key role in elevating awareness of our IHG Hotels & Resorts masterbrand, supported by our strategic partnerships with sporting events and other leading brands, the growth of our US co-brand credit card customer base, and the expansion of the latest instalment in our Guest How You Guest global marketing campaign. The role of technology Our leading suite of technology continues to strengthen how owners promote their hotels, optimise operations and engage with guests. Nine million mobile app downloads were made in 2025, fuelled by improvements to drive direct bookings and loyalty engagement. We made significant progress working with third- party suppliers on our cloud-based platforms: our Guest Reservation System is helping maximise guest choice and owner value across our global estate; an AI-powered revenue management system is incorporating leading forecasting tools to drive top-line revenue in every eligible IHG hotel globally; and new cloud-based property management systems are rolling out globally to deliver fast, efficient enhancements to hotels. We also began work on a new customer relationship management platform to strengthen customer acquisition and deepen loyalty with our guests, and a new digital content platform to support owners in showcasing their hotels more effectively in an increasingly AI-driven world. We are embedding AI across our technology eco-system to elevate guest experiences, customer acquisition and hotel performance, while at the same time driving efficiencies across the business. Collectively, our strategic progress led to 83% of room revenue at hotels in our system being booked through IHG-managed channels and sources, demonstrating our growing ability to provide owners with higher value customers at a lower cost of acquisition. Controlling costs is a core part of the value we provide owners and we collaborate closely to reduce the cost to build, open and operate our hotels, while at the same time working with trade bodies and governments on behalf of owners to secure policy support for their businesses and the wider hospitality and travel industry. Growing responsibly As we operate and grow our business, we do so responsibly for our people and the world around us. Whether in our hotels or offices, our inclusive, welcoming culture is central to our progress, and we took further steps in 2025 to attract and retain the talent we need to succeed globally and work with partners to create opportunities and skills building for all. In our communities, we provided support in times of natural disaster, created job opportunities, and have helped combat food insecurity for more than five million people since the 2024 launch of our partnership with Action Against Hunger, alongside giving back to thousands more during our annual Giving for Good month. We also continued to test, learn, and share findings on sustainability measures by expanding our industry-first Low Carbon Pioneers programme, and took further action to reduce emissions, water usage and waste through new technology, updated brand standards and hotel guidance. Through work to improve the efficiency of our hotels, we achieved double-digit reductions in both emissions and energy per available room compared with a 2019 baseline. However, as set out during the year, the lack of sufficient clean energy infrastructure in our markets, alongside our successful opening of more hotels, means that total carbon emissions have increased overall since 2019. Looking ahead to 2026, we will refresh elements of our Journey to Tomorrow responsible business plan. This will be an important step towards strengthening our ability to navigate varied and complex energy infrastructure and regulatory landscapes across our global markets, and further drive impact in the programme’s priority areas. Among my many highlights of 2025 was spending time with guests, owners, colleagues and investors in different markets – from the US, China and Germany to Japan, Saudi Arabia, the United Arab Emirates and Singapore – seeing and hearing how the exceptional work we are doing is driving economic development, hotel performance, brand growth and further trust in IHG. Our partnership with owners is the foundation of our progress and I was inspired to see how closely we work together to achieve outstanding guest experiences, with year-on-year improvement in Guest Love and outperformance versus key competitors in all three regions in the external Guest Satisfaction Index. We are generating considerable momentum across the business, and have plenty to look forward to in 2026 and beyond, fuelled by continued execution of our strategy and strong industry growth drivers. Oxford Economics forecasts the number of global hotel room nights consumed to grow annually at an average rate of +3.6% through to 2035, with new room supply globally projected to continue its healthy growth. I would like to thank our Board for its support throughout 2025, our talented and dedicated colleagues for bringing True Hospitality to so many new destinations around the world, and our owners for their continued partnership. I look forward to driving further success together. Elie Maalouf Chief Executive Officer Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 19 We operate in an industry with high growth potential, underpinned by strong long-term fundamentals. The global hotel industry remains poised for long-term growth, supported by stable employment markets, robust levels of business activity and resilient leisure demand. While in some countries geopolitical risk and the economic outlook present uncertainties, the overall environment is one that is supportive to the industry. The $750 billion hotel industry has compelling structural growth drivers, underpinned by factors including the inherent needs and desires to travel for business and leisure purposes, and an expanding middle class in emerging markets with increasing disposable incomes. Travel continues to be an area of resilient discretionary spending by consumers, while demand for business travel remains robust. Easing inflationary pressures and the turn in the interest rate cycle over the past 12 months has supported robust levels of business activity and economic growth. In what is a relatively fragmented sector, with 57% of rooms affiliated with a global or regional chain, competitor pressure in the branded space remains intense, as all major players pursue growth strategies through a combination of organic growth, partnership arrangements and acquisitions. Branded hotel penetration has steadily increased as a long-term trend, with this expected to continue to grow as consumers look to trusted brands to meet their evolving expectations, particularly when it comes to state-of- the-art technology and the skills, scale and resources required to provide enjoyable, effective and sustainable stays. Hotels affiliated with a major global brand and enterprise system also tend to generate higher owner returns. There remains a long-term need for new hotel supply to satisfy the demand drivers previously mentioned. Global hotel room net new supply increased at a CAGR of 2.3% over the 10 years from 2015 to 2025, with industry forecasts showing a similar rate in the years beyond. Cost remains a significant barrier to building a scale position in the global hotel industry, whether that’s due to investment to build and maintain the properties, establishing strong loyalty programmes and technology platforms, or developing and marketing leading brands. The hotel industry is cyclical: long-term fluctuations in RevPAR tend to reflect the interplay between industry demand, supply and the macro-economic environment. At a local level, political and economic factors, as well as those such as terrorism, oil market conditions and significant weather events, can also impact demand and supply. While the potential for macro-economic challenges from factors such as lingering inflation, international trade barriers and geopolitical flashpoints create some ongoing uncertainty going into 2026, the attractive industry fundamentals that led to the sector outpacing global economic growth in 19 out of 26 years between 2000 and 2025 remain firmly in place for the long term. As a global business, with a footprint in more than 100 countries, operating in the midst of change and uncertainty is something IHG is very used to, and one of our greatest strengths. Our strategy of developing a strong brand portfolio that is diversified by geography, brand segment and fee-based income streams, and powered by a strong loyalty programme, means IHG is well positioned to remain resilient through varying economic cycles. 20 IHG Annual Report and Form 20-F 2025 Industry overview opportunity A strong and resilient sector full of

The hotel industry has long-term growth drivers… 1.6% US disposable personal income grew on average by 1.6% per annum between 2000 and 2025 Source: Federal Reserve Economic Data (FRED) $62tn The global consumer class spent an estimated $62tn in 2025, with this expected to increase to $80tn by 2030 Source: World Data Lab 2.3% Global hotel room net new supply grew 2.3% per annum between 2015 and 2025 Source: STR with significant barriers to entry… The top five hotel groupsa have almost a quarter of market share Share of top five branded hotel groups as % of global rooms supply Source: STR Share expected to further expand Branded share of global industry supply and share of global industry active pipeline Source: STR Consumers value loyalty membership, which requires a large-scale enterprise to deliver 79% of consumers are more likely to recommend brands with good loyalty programmes Source: Bond, in partnership with Visa 85% of consumers are more likely to use a brand if they are members of its loyalty programme Source: Bond, in partnership with Visa and a track record of growth. Global hotel revenues have continued to outpace GDP growth Global industry revenue vs global GDP, indexed to 1999 Global industry RevPAR ($) RevPAR movements are illustrative of lodging demand Source: STR Global rooms supply (m rooms) Supply growth further reflects the attractiveness of the hotel industry Source: STR Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 21 57% 79% Branded share of global room supply Branded share of global active pipeline 1.4x 19 99 20 0 0 20 0 1 20 0 2 20 0 3 20 0 4 20 0 5 20 0 6 20 0 7 20 0 8 20 0 9 20 10 20 11 20 12 20 13 20 14 20 15 20 16 20 17 20 18 20 19 20 20 20 21 20 22 20 23 20 24 20 25 0% 50% 100% 150% 200% 250% 300% 350% 88.99 86.19 82.13 70.24 47.13 23.7 22.6 21.4 20.6 20.1 19.7 Hotel industry revenue 2025 2024 2023 2022 2021 2025 2024 2023 2022 2021 2020 GDP A B a. Includes IHG, Marriott International, Inc., Hilton Worldwide Holdings Inc., Wyndham Hotels & Resorts Inc., Accor S.A. A Top five: 24% B Smaller brand groups and independents: 76% The travel and tourism industry continues to demonstrate strong fundamentals. Despite the current backdrop of macro-economic uncertainty, intent to travel remains high. Continued technological advancement in AI is changing consumer behaviours and expectations, and transforming operations across the hospitality landscape. Meanwhile, the growing attractiveness and potential of Asian and Middle Eastern markets, alongside the emergence of experience- driven consumers, is redefining global travel demand. AI transforming travel Our responses include: – Embedding AI into core operating platforms, including: – deploying a new revenue management system that leverages AI to deliver advanced insights and recommendations to owners; and – developing an AI-enabled CRM platform to empower corporate and hotel teams with unified guest insights, and to enhance loyalty delivery. – Leveraging AI to enable new content types, including building a new digital content platform to unlock additional capabilities for owners, such as AI-powered translations, expanded video capabilities, and accelerated content publishing across our digital channels. – Developing AI-powered trip- planning capabilities in partnership with Google – a key step towards enabling a more elevated search experience on IHG's owned sites. Artificial intelligence is driving significant transformation across the hospitality sector. AI technologies are redefining the end-to-end travel purchase journey and enhancing the operational capabilities of accommodation providers. Generative AI is providing inspiration to a broad range of travellers, gaining particular traction among younger travellers and those in Asia. Meanwhile, advanced solutions such as AI-powered smart search and integrated trip-planning platforms are redefining how guests research, book and experience travel. Accommodation providers are also unlocking new capabilities through embedding AI into their core systems, often in collaboration with specialist partners, to remain at the forefront of technological progress. Predictive analytics are optimising pricing and staffing models, providing hotels with improved clarity in anticipating occupancy and demand shifts. On the guest-facing side, advanced language models are transforming customer service, including assisting with guest queries and supporting multilingual content translation. 22 IHG Annual Report and Form 20-F 2025 Trends shaping our industry evolve and adapt Continuing to Accelerating growth in Asia and the Middle East Oxford Economics predicts that Asia Pacific and the Middle East will account for over 15 billion domestic and inbound nights by 2035 (up from 10 billion in 2025), representing 45% of global nights. To address emerging demand, hotel companies must adapt to varied consumer preferences and behaviours, including varying travel motivations, the use of local planning sources, and purchases through local channels. Loyalty programmes will need to be tailored to regional expectations, offering benefits and experiences that resonate with local customers, and are delivered in their native language. Hotel stay product and formats also need to be carefully tailored to reflect local preferences and cultural expectations for domestic travellers. This includes adapting amenities, food and beverage offerings, and guest services to meet the unique needs of regional travellers. By aligning product features and service delivery with local tastes, hotel companies can enhance guest satisfaction and loyalty, ensuring their offerings resonate with both domestic and international visitors. Our responses include: – Expanding our presence in key future growth markets, including surpassing 50 open hotels in India, reaching 100 open and pipeline hotels in Saudi Arabia, and growing to more than 800 open hotels in China. – Adapting to local booking preferences in key markets, such as partnering with Rakuten and launching the LINE mini app in Japan, to connect guests and IHG via preferred channels. – Launching the next generation Holiday Inn Express® format in China to improve guest satisfaction and investment returns, alongside debuting lifestyle brand Atwell Suites in China. Asia Pacific and the Middle East are becoming increasingly significant contributors to the global travel market, with the economic development of countries such as China, India and Saudi Arabia driving higher travel demand. The next stage of the experience economy Consumers continue to place strong value on experiences, with younger generations leading this shift; approximately two-thirds of 18- to 35-year-olds report that live experiences are more fulfilling than purchasing items of equivalent value. This trend is boosting experience-related travel archetypes, such as live-event- focused tourism, where trips are centred around activities such as concerts or sports fixtures, which reflect guests’ interests, values and lifestyle. Hotels are increasingly evolving from simply being a place to stay to becoming an integral component of the overall travel experience. Brand portfolios are adapting to include more lifestyle-focused offerings catering to specific interests such as wellness, inter-generational family travel and live-event-driven stays. By broadening product offerings, accommodation providers can better meet the needs of experience-driven guests. Loyalty programmes are increasingly capturing demand by offering members a curated selection of activities, in addition to core accommodation options. These platforms enable guests to earn and redeem points across a broader range of experiences, enhancing the overall value proposition and fostering deeper engagement with the brand. Our responses include: – Growing our Luxury & Lifestyle portfolio to six distinct brands, providing guests with a variety of authentic, experience- driven stays to suit their specific tastes. – Scaling our estate in key cultural destinations around the world, providing a base for experience-driven guests travelling for sport, music or other occasions. – Acquiring Ruby, expanding our estate with design-led lifestyle properties based in cultural hub locations across Europe, and growing the brand globally. – Partnering with organisations such as the US Open Tennis and Six Nations Rugby to provide members with culturally relevant and personalised experiences. – Launching ‘Doors Unlocked by InterContinental’ – a luxury programme across six InterContinental properties, offering curated insider experiences such as private Fashion Week events and VIP film screenings. – Developing Six Senses destinations that combine crafted experiences, pioneering wellness programmes, and sensory led design to cater for growing demand for experiential luxury. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 23 1 Kimpton KAFD Riyadh, Saudi Arabia, which opened in August 2025, marking the debut of Kimpton in the Middle East. 1 2 The Racquet Bar by IHG at the 2025 US Open Tennis Championships. 2 What we do We provide an enterprise platform for hotel owners to join the IHG system through a family of 20 hotel brands and IHG One Rewards, one of the world’s largest hotel loyalty programmes. Our overall enterprise, including our brands and technology, meets clear guest needs and generates strong returns for our hotel owners. This in turn attracts further new-build hotel investment and existing hotels to convert to IHG’s brands, which grows our system size. We predominantly franchise our brands and manage hotels on behalf of third-party hotel owners, with the decision largely driven by market maturity, segment complexity and owner preference. The growth of our business relies on two fundamental drivers: – increasing revenue per available room (RevPAR); and – expanding the number of rooms in our system. RevPAR indicates the value guests ascribe to a given hotel brand or market, and grows when they stay more often or pay higher prices. Room supply and the size of our system also reflect capturing structural growth drivers of increasing demand to travel and experience, as well as the attractiveness of the hotel industry, and IHG, as an investment opportunity from a hotel owner’s perspective. IHG is an asset-light business, with a focus on growing fee revenues and fee margins, which we can do with limited capital requirements. This enables us to grow and invest in our business while generating high returns on invested capital and strong cash flow. Hotels in the Essentials category tend to be franchised, while Luxury & Lifestyle hotels are predominantly managed. Our broad geographic spread and weighting towards essential business and domestic leisure drives comparative resilience during times of economic downturn. We have made excellent progress in expanding our presence in the Luxury & Lifestyle segment, which generally generates higher fees per room. This category is currently 14% of IHG’s system size and comprises 22% of the future growth pipeline. We do not employ colleagues in franchise hotels, nor do we control their day-to-day operations, policies or procedures. That being said, IHG and our franchise hotels are committed to delivering a consistent brand experience and conducting business responsibly and sustainably. Total system size 1,026,177 rooms ¢ Franchiseda 73% ¢ Managed 27% ¢ Owned & Leased <1% ¢ Americas 52% ¢ EMEAA 28% ¢ Greater China 20% ¢ Luxury & Lifestyle 14% ¢ Premium 15% ¢ Essentials 60% ¢ Suites 9% ¢ Exclusive Partners 2% Total development pipeline 339,526 rooms ¢ Franchiseda 59% ¢ Managed 41% ¢ Owned & Leased 0% ¢ Americas 31% ¢ EMEAA 34% ¢ Greater China 35% ¢ Luxury & Lifestyle 22% ¢ Premium 22% ¢ Essentials 44% ¢ Suites 11% ¢ Exclusive Partners 1% 24 IHG Annual Report and Form 20-F 2025 Our business model System size by Type System size by Region System size by Categoryb Pipeline by Type Pipeline by Region Pipeline by Categoryb a. Includes Iberostar Beachfront Resorts, which joined IHG’s system and pipeline as part of a long-term commercial agreement. b. Adjusts for the small number of hotels currently categorised as 'Other' for example where these are prior to conversion).

How we generate revenue As an asset-light business, revenue attributable to IHG is predominantly the fees charged to third-party hotel owners, rather than the entire revenue base of the hotels themselves. IHG also receives various ancillary fee streams. In 2025, IHG’s revenue from fee business was $1,897m (which generated an operating profit of $1,231ma). Revenue from the small number of owned & leased hotels, which is entirely attributable to IHG, was $544m in 2025 (generating an operating profit of $43m). Total revenue reported for IHG in 2025 was $5,189m, which additionally includes $1,717m of System Fund revenue, $1,004m of reimbursable revenue, and $27m of insurance activities revenue. Third-party hotel owners pay… Fees to IHG in relation to the licensing of our brands and, if applicable, hotel management services. Assessments and contributions that are collected for specific use within the System Fund, as well as reimbursable revenues. Franchised hotels We receive franchise fees based upon a fixed percentage of rooms revenue when a guest stays at one of our hotels. System Fund IHG manages a System Fund for the benefit of hotels within the IHG system and their third-party owners, who pay assessments into it for certain hotel services. This includes a marketing and reservation assessment and a loyalty assessment. Revenue recognised by the System Fund also includes a portion of revenue on consumption of IHG One Rewards loyalty points. Given the significant scale of the System Fund, IHG can make substantial investments in marketing brands, creating a leading loyalty programme and developing powerful technology systems, thereby strengthening the whole IHG enterprise for the benefit of all our hotel owners. The System Fund is not managed to surplus or deficit for IHG over the longer term, but for the benefit of hotels in the IHG system. Reimbursable revenues In a managed property, the Group typically acts as employer of the general manager and, in some cases, other employees at the hotel, and is entitled to reimbursement of these costs. The performance obligation is satisfied over time as the employees perform their duties, consistent with when reimbursement is received. RevPAR X rooms X royalty rate Managed hotels We generate revenue through base management fees and incentive management fees. Fixed % of total hotel revenue as a management fee, and typically a share of hotel gross operating profit after deduction of management fees Exclusive Partners We receive marketing, distribution, technology and other fees for providing access to our enterprise platform. Fee streams similar to our asset-light model The above fee streams drive the fee revenue that IHG recognises in its three reporting regions. Certain other fees paid by third-party hotel owners, such as technology fees, are additionally recognised in Central revenue. Ancillary fee streams Owned & leased hotels Aside from fees paid to IHG from third-party hotel owners, IHG also receives ancillary fee streams. These include fees related to co-branded credit cards, a portion of proceeds from the sale of loyalty points to consumers, and other fees related to branded residential properties. For more details, see page 28. For the small number of hotels that we own or lease (representing less than 1% of our system size), we record the entire revenue and profit of the hotel in our financial statements. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 25 + More on pages 185 and 186. a. Definitions for Non-GAAP revenue and operating profit measures can be found on pages 107 to 112. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 250 to 256. How we drive operating profit Our asset-light business model requires a limited increase in IHG’s own operating expenditure to support our revenue growth, which delivers operating profit and fee margin growth. The benefit of operational efficiencies, along with brands and markets becoming more mature, supported fee margin expansion that averaged around 130bps a year between 2009 and 2019 in total for IHG. In 2025, our fee margin increased by 360bps, driven by operating leverage and our ongoing actions to drive cost efficiency, together with step-ups in ancillary fee streams. This was ahead of the 100–150bps average annual improvement that is expected on a medium- to long-term basis. For franchised hotels, the flow-through of revenue to operating profit is higher than it is at managed hotels, given the fee model and our well-invested scale platform, where limited resources are required to support the addition of an incremental hotel. This is most evident in our Americas region, where fee margins are the highest, reflecting our scale, and more than 90% of our hotels operating under our franchised model. Across our managed hotels, the flow-through of revenue to profit can be slightly lower, given some additional operating expenditure on operations teams supporting the hotel network. Our owned & leased hotels tend to have significantly lower margins than our fee business. This is because we not only record the entire revenue of the hotel, but also the entire cost base, which includes staff, supplies and maintenance costs of the hotel. Fee margin by region Americas 83.4% 81.2% 82.2% Greater China 60.0% 60.9% 59.6% EMEAA 67.4% 65.3% 60.5% Total IHG 64.8% 61.2% 59.3% Capital allocation Our priorities for the uses of the cash flow that IHG generates are consistent with previous years and comprise three pillars: 1 Invest in the business to drive growth We look to strategically drive growth, while maintaining strict control on investments and our day-to-day capital expenditures. 2 Target sustainable growth in the ordinary dividend IHG has a dividend policy where we would look to grow the ordinary dividend each year, while balancing all our stakeholder interests and ensuring our long-term success. 3 Return surplus capital to  shareholders The Board expects our asset-light model to provide the opportunity to routinely return additional capital to shareholders such as through share buybacks. 26 IHG Annual Report and Form 20-F 2025 Our business model continued Shareholder returns 2023–25 ($bn) 0.8 2.5 3.3 Ordinary dividends Share buybacks Total FY2025 FY2024 FY2023 FY2025 FY2024 FY2023 FY2025 FY2024 FY2023 FY2025 FY2024 FY2023 Capital expenditure Spend incurred by IHG can be summarised as follows: Type What is it? Recent examples Key money and maintenance capital expenditure Key money is expenditure used to access strategic opportunities, particularly in high-quality and sought-after locations, when returns are financially and/or strategically attractive. Maintenance capital expenditure is devoted to the maintenance of our systems and corporate offices, along with our owned & leased hotels. Examples of key money include investments to secure representation for our brands in prime locations. Examples of maintenance spend include investment in corporate technology and software, as well as office refurbishment and maintenance. Across our owned & leased hotels, we invest in refurbishment of public spaces and guest rooms. Recyclable investments to drive the growth of our brands and our expansion in priority markets Recyclable investments are capital used to acquire real estate or investment through joint ventures, equity capital, or loans to facilitate third-party ownership of hotel assets. This expenditure is strategic to help build brand presence. We would look to divest these investments at an appropriate time and reinvest the proceeds across the business. Examples include recyclable investments where we used our capital to develop initial properties for a previous new brand to showcase the concept, and we then subsequently sold the hotels and now operate them under franchise agreements. Other examples include the initial purchasing of sites or temporary investment in the partial financing of flagship hotels in key markets. System Fund capital investments for strategic investment to drive growth at hotel level The development of tools and systems that hotels use to drive performance. This is charged back to the System Fund over the life of the asset. We continue to invest in a range of upgraded technology solutions, including the ongoing development of IHG’s mobile app and IHG One Rewards loyalty evolution. Dividend policy and shareholder returns The Board consistently reviews the Group’s approach to capital allocation and seeks to maintain an efficient balance sheet and investment grade credit rating. IHG has an excellent track record of returning funds to shareholders through ordinary and special dividends, and share buybacks. The ordinary dividend paid to shareholders increased at an 11% CAGR between 2004 and 2019, and at a 10% CAGR after resuming dividend payments at the end of 2021. Our asset-light business model is highly cash generative through the cycle and enables us to invest in our brands and strengthen our enterprise. When reviewing dividend recommendations, the Board looks to ensure that any recommendation does not harm the sustainable success of the Company and that there are sufficient distributable reserves to pay any recommended dividend. The Board assesses the Group’s ability to pay a dividend bearing in mind its responsibilities to its stakeholders and its objective of maintaining an investment grade credit rating. One of the measures we use to monitor this is net debt:adjusted EBITDA, where we aim for a ratio of 2.5–3.0x. Surplus capital was returned via a $500m buyback programme announced in August 2022, a $750m programme announced in February 2023, an $800m programme announced in February 2024, and then a further $900m programme in 2025. The highly cash generative nature of our business model means we expect to have substantial ongoing capacity to return further surplus capital to shareholders, such as through share buybacks, as we look to maintain leverage within our target range. The Board intends to continue sustainably growing the ordinary dividend and to typically pay dividends weighted approximately one-third to the interim and two-thirds to the final payment. In February 2025, IHG’s Board proposed a final dividend of 114.4¢ in respect of 2024, representing growth of 10% on that for 2023. The proposal was subsequently approved at the AGM and paid to shareholders on 14 May 2025. In August 2025, IHG’s Board declared an interim dividend of 58.6¢ per share, representing growth of 10% on 2024’s interim dividend. This was paid to shareholders on 2 October 2025. The Board is proposing a final dividend of 125.9¢ in respect of 2025, representing growth of 10% on that for 2024. The proposed total dividend for the year is therefore 184.5¢. Further, the Board has approved a share buyback programme for 2026 to return an additional $950m of surplus capital. Given expectations for growth and EBITDA in 2026, leverage is expected to remain within our target range of 2.5–3.0x. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 27 Driving ancillary fee streams Ancillary fee streams further leverage the strength of IHG’s brands and our powerful enterprise platform. As well as additional fee revenue, they typically flow through to operating profit at a high incremental margin, therefore contributing to overall fee margin accretion. Loyalty points sales to consumers Our loyalty programme, IHG One Rewards, allows members to earn points through qualifying stays and through third-party partnerships and programmes. Points revenue is generated through hotel assessments from qualifying stays, third-party points purchases to support partnership arrangements and points purchased by members. Further points revenue growth from selling loyalty points to consumers is expected in future years, driven by the growth in the attraction and scale of the IHG One Rewards programme. In 2025, the programme grew to over 160 million members who are responsible for 66% of room nights consumed globally. Co-brand credit cards Co-brand credit cards drive further membership and loyalty to our IHG One Rewards programme, deepening guest relationships and delivering more business to our hotels. Co-brand credit card partners pay fees to IHG for: – access to our loyalty programme and customer base and the rights to use IHG brands; – arranging for the provision of future benefits to members who have earned points or free night certificates; and – performing marketing services. IHG One Rewards co-brand credit card holders stay even more frequently and spend more in IHG hotels. 2025 was a record-breaking year for new account applications; driving further growth in total card customers and total card spend. Branded residential properties A further example of driving ancillary fees through the strength of IHG’s brands is their use to generate increased sales of residential property, typically alongside a hotel development with shared services and facilities. This industry segment has tripled in number of branded residential developments over the past decade. IHG has 30+ branded residential projects open or selling properties across 15+ countries, and more in the pipeline. Fees earned by IHG from branded residences increased in 2025, benefitting from strong sales at Six Senses® Dubai Marina, which have added to the success of the previously fully sold development at Six Senses The Palm, Dubai, and growth in this latest year also from the near-complete sale of residences at Six Senses, London. 28 IHG Annual Report and Form 20-F 2025 Our business model continued

Strategic Report | Governance | Group Financial Statements | Parent Company Financial Statements | Additional Information | Annual Report and Form 20-F 2025 | IHG | 29

Why hotel owners choose to work with IHG

Hotel owners choose to work with IHG because of the trust they have in our brands, the strength of our wider enterprise and our track record in delivering strong returns.

Commercial engine

We invest in our digital platforms, data and analytics, revenue management, marketing and partnerships to provide guests with more choice and benefits and owners with higher value customers at lower cost of acquisition.

Strength of brands

A portfolio of brands across industry segments, designed to drive owner returns.

Technology

We work with third-party suppliers and invest in leading technology that makes the biggest difference to guests, owners and hotel teams, leveraging AI and cloud-based platforms to streamline operations and drive revenue.


IHG
HOTELS & RESORTS

Global sales organisation

Our global sales enterprise drives higher quality, lower-cost revenue to our hotels.

Procurement

We use our scale to reduce costs for owners, with procurement programmes for hotel goods, services and renovations.

Hotel lifecycle management and operations

We invest in technology, systems and processes to support performance, increase efficiencies and drive returns for our owners.

People

We are committed to creating a culture where everyone feels valued and can thrive, supported by a strong framework that attracts, develops and grows exceptional talent.

Strong loyalty programme and enterprise contribution

Our IHG One Rewards programme has more than 160 million members, helping drive direct bookings. In 2025, 83% of room revenue was booked through IHG-managed channels and sources.

Sustainability tools and expertise

We have developed tools, training and programmes to support hotels and provide better data and insights to enable them to reduce their energy, waste and water consumption.

30 | IHG | Annual Report and Form 20-F 2025

Our strategy

Unlocking our potential

Our strategy is designed to deliver on our ambition to be the hotel company of choice for guests and owners by capitalising on our investments in our brands, people, technology and scale.

Over the long term, with disciplined execution, our strategy drives the growth of our brands in high-value markets. It creates value for all of our stakeholders and delivers sustained growth in profits and cash flows, which can be reinvested in our business and returned to shareholders.

Our strategic priorities and the behaviours that drive them have been designed to put the expanded brand portfolio we have built in recent years at the heart of our business, and our owners and guests at the heart of our thinking. They recognise the crucial role of a sophisticated, well-invested digital approach, and ensure we meet our growing responsibility to care for and invest in our people, and to make a positive difference to our communities and planet.

Our strategy is inspired and informed by our purpose of providing True Hospitality for Good, which is underpinned by our commitment to a culture of operating and growing in a responsible, ethical and inclusive manner. This sets the tone for how we do business, enabling us to focus on creating value for all stakeholders as we build an even stronger IHG.

What we do

Provide True Hospitality for Good

Why we do it

To be the hotel company of choice for guests and owners

How we make it happen



Relentless focus on growth	Brands guests and owners love	Leading commercial engine	Care for our people, communities and planet

Our growth behaviours

Ambitious	Dedicated	Courageous	Caring

Strategic Report | Governance | Group Financial Statements | Parent Company Financial Statements | Additional Information

Annual Report and Form 20-F 2025 | IHG | 31


EVEN 逸衡酒店

Relentless focus on growth

The global growth of our brands and expanding portfolio is providing greater choice for guests and more investment opportunities for owners than ever before. In 2025, we opened a record number of hotels, achieved record development activity in a number of key markets and strengthened both new and existing brands across segments.

+ More on pages 32 to 33.



Brands guests and owners love

We are focused on delivering elevated experiences for guests and strong returns for owners. In 2025, we launched fresh designs for several of our market-leading brands, delivered new procurement solutions and continued to grow awareness of our IHG Hotels & Resorts masterbrand.

+ More on pages 34 to 35.


Diamond Elite
Member #23728882
100,000 pts
Hello, Jane
Find your next destination
Travel like you mean it

Leading commercial engine

We are investing in the tools, technology and solutions that make the biggest difference for guests and owners. Among the key highlights in 2025 was achieving a 25% increase in enrolments for IHG One Rewards, rolling out hotel technology to elevate the guest experience, drive top-line revenue and simplify operations systems, and growing enterprise contribution.



Care for our people, communities and planet

With more than 6,900 hotels in our global estate, it is vital that as we grow, we do so responsibly and sustainably for our communities, the environment and the long-term success of our business. In 2025, we took further steps to invest in our people and culture, provide care where it's needed most in our communities and make our hotels more sustainable.

More on pages 36 to 37.

More on pages 38 to 39.

32 | IHG | Annual Report and Form 20-F 2025

Our strategy continued

Relentless focus on growth

We've grown from 10 to 20 brands in a decade while at the same time focusing on the quality of our established brands. Our transformed portfolio is expanding our offer across segments, fuelling demand from guests and owners globally, and is supported by a well-invested enterprise platform that includes a leading loyalty programme, masterbrand strategy and powerful suite of technology.


>6,900
More than 6,900
hotels open globally.

Kimpton Mas Olas Resort & Spa,
El Pescadero, Mexico.

What we achieved in 2025 We opened a record 443 hotels during the year to surpass 6,900 globally. We also signed 694 hotels into our pipeline in 2025, taking it to 2,292 in total – the equivalent of 33% of today’s system size, which, together with investments in our enterprise, lays the foundation for continued system size growth in the years ahead. We expanded our presence in high- growth markets, including opening a record 147 hotels in EMEAA and achieving record openings and signings in Greater China. In addition, 32 openings represented a country debut for a particular IHG brand. One of our proudest achievements during the year was surpassing one million open rooms globally – a testament to the enduring appeal of our brands to guests and owners. This was complemented by several other milestones across established and high- growth markets, including exceeding 4,100 open hotels in the US and 800 in Greater China, where we also reached a pipeline of 582 hotels, which represents 56% future rooms growth in the region. Notable progress was made in EMEAA, with Germany reaching 242 open and pipeline hotels – more than doubling its number since the start of 2024 – Japan reaching 59 open hotels, and Saudi Arabia surpassing 100 open and pipeline properties. Additionally, India reached 50 open hotels, while 35 signings marked a record year, with momentum continuing to support IHG’s ambition to reach more than 400 open and pipeline hotels within the next five years. The appeal of our established brands was illustrated by our Holiday Inn Brand Family generating 35% of openings and signings globally. There were also several key signings for Crowne Plaza® Hotels & Resorts on the back of an exciting brand evolution for our largest premium brand. These included properties in Australia, near Disneyland Paris in France and Nigeria on the way to reaching 578 open and pipeline hotels. Our fastest growing premium brand, voco, surpassed a milestone 100 open hotels, expanded its pipeline to over 100 properties and entered seven more countries, including Thailand and Aruba. It has now more than doubled its system and pipeline since 2023 and was voted the World’s Leading Premium Hotel Brand at the 2025 World Travel Awards in 2025. Also in our premium collection, our wellness brand EVEN® Hotels grew to 72 open and pipeline properties across the Americas and Greater China, and we launched the brand in Saudi Arabia, which also marked its first signing in the Middle East. We have accelerated the growth and performance of our Luxury & Lifestyle brands in recent years to establish one of the world’s largest portfolios. In 2025, we opened and signed a further 152 hotels across our six brands, with Regent reaching 23 open and pipeline hotels, including the signing of Regent Karuizawa – the brand’s first resort location in Japan. Reflecting the brand’s growing reputation, it was also recognised as one of the most loved hotel brands in Travel + Leisure’s 2025 World’s Best Awards, while Regent Santa Monica Beach in the US was among Afar’s Best New Hotels of 2025 and Regent Hong Kong in Greater China won Best Brand Hotel at the 2025 Virtuoso Global Awards. Six Senses reached 66 open and pipeline hotels, including a signing in Bangkok, as the brand continued to expand beyond its resort roots into key urban locations. Kimpton continued its rapid expansion in key leisure destinations, reaching 154 open and pipeline hotels, including debut openings in Portugal and Germany, and a first signing in the United Arab Emirates. InterContinental added 38 openings and signings, including in Vietnam’s Halong Bay and Brisbane, Australia, as it took its system size to 242. Its pipeline of 104 hotels represents future growth of 43%. A debut opening in New Zealand was among 49 openings and signings for Hotel Indigo, which surpassed 320 open and pipeline hotels in almost 50 countries, reflecting its accelerated pace of development. A standout year for Vignette Collection featured the opening of the tallest hotel in the world – Ciel Dubai Marina in the UAE – alongside debut signings in India, Italy and on the Greek islands. Our strong future growth prospects in Luxury & Lifestyle are reflected by our portfolio now representing 14% of our current system size and 22% of our pipeline. Our strategic focus on driving quick- to-market conversion deals continued to fuel growth, generating over 50% of all room openings and more than 300 hotel signings, as independent owners seek fast access to our revenue- generating systems, marketing and loyalty programme. Supporting this, we have increased the breadth of our portfolio in recent years by launching our conversion-friendly brands Vignette Collection, voco and Garner, which together represented around one-third of conversion signings in 2025. Momentum continued to build behind our newer brands, with the 10 most recently added to our portfolio accounting for 10% of total current system size and 22% of the pipeline. Midscale conversion brand Garner reached 166 open and pipeline hotels across 12 countries in just over two years since launch, with debut openings in France, Thailand and Mexico, making it IHG’s fastest-ever scaling of a brand globally. We opened our first Atwell Suites in Greater China, and grew its pipeline to 56 properties, while Essentials brand avid™ hotels reached its 80th opening. In 2025, we added a new brand to our portfolio with the acquisition of premium urban lifestyle brand Ruby, bringing an exciting, distinct and high- quality offer for guests and owners in popular city destinations. We have already signed a further six properties in key European cities, made it available for development in the US and further international expansion is planned for 2026. The recent launch of Noted Collection, a new collection brand in the large and fast-growing premium segment, will target an upscale to upper upscale price point and will build on the well-established successes we have already delivered with our other collection and conversion brands. Noted Collection will initially focus on our EMEAA region, where there is a large proportion of high- quality hotels with distinct identities, and where a collection brand will broaden our guest offer and enable more owners to benefit from our enterprise platform. In our Exclusive Partners category, our Iberostar Beachfront Resorts brand opened seven hotels and signed another six into its pipeline to reach 67 open and pipeline properties. 2,292 pipeline hotels, representing future system size growth of 33%. ~50% of global pipeline under construction. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 33 Name of hotel, Country Brands guests and owners love Staying successful means putting our guests and owners at the heart of everything we do. This is how we create memorable hotel experiences, deepen guest loyalty, grow brand awareness, and unlock investment opportunities for our owners with strong returns. Our IHG One Rewards loyalty programme has grown to over 160 million members. 34 IHG Annual Report and Form 20-F 2025 Our strategy continued InterContinental Maldives M amunagau Resort, Raa Atoll, Maldives. What we achieved in 2025 With travel reaching record levels in 2025, we are focused on greeting guests with elevated experiences, outstanding service and leading technology to meet their evolving expectations. Our IHG One Rewards loyalty programme is a cornerstone of how we are capturing demand, with fresh experiences, more points and stay enhancements helping drive enrolments up 25% and membership beyond 160 million in 2025. Reward Night redemptions were also up 9% year-on-year, illustrating strong member engagement and driving increased owner returns. The programme earned notable industry recognition, including several wins at both the Global Traveler and Frequent Traveler Awards. Our IHG One Rewards mobile app provides seamless access to our hotels and loyalty programme, with regular updates elevating the guest experience. Further enhancements in 2025 were the ability to book different room types under a single reservation, store multiple payment cards, and take advantage of new and improved Food & Beverage redemption rewards. Our technology continues to improve customer service, including solutions powered by artificial intelligence, such as our Digital Concierge chatbot. Newly expanded digital payment solutions were also rolled out on property in partnership with leading providers Apple Pay, PayPal and FreedomPay in the Americas and EMEAA to increase flexibility and reduce check-in times for guests, alongside lowering fees for owners. + For more on our technology, see Leading commercial engine on pages 36 and 37. We continuously invest in new design formats to deliver outperformance in key guest metrics and further increase owner returns. Key brand updates during the year included the new bean-to-cup upgraded coffee service rolled out to 85% of all Holiday Inn Express hotels in the US, along with its fifth generation room and lobby design opening in Greater China and Europe to boost both investment returns and guest satisfaction. The latest Holiday Inn design has launched in more hotels in the US and seen good performance uplifts. Investment in our brands to keep them feeling fresh was reflected in several industry awards, including Time magazine recognising Holiday Inn among the World’s Best Brands in 2025 for each of the US, Mexico, UK and Germany markets. These enhancements, combined with the work we are doing in collaboration with our owners and hotel teams, helped IHG drive year-on-year improvement in Global Guest Love. We also maintained our outperformance versus key competitors on the externally measured Guest Satisfaction Index in all three regions. For corporate guests, we are focused on providing organisations with consistently excellent stays and meetings. We launched the IHG Travel Agent Portal to connect travel agents with our brands and hotel portfolio more effectively and efficiently. Built to drive more bookings to IHG hotels, the portal provides agents with tailored information, educational resources and access to exclusive benefits for their own personal travel. Travel planners can also earn extra loyalty points through IHG Business Rewards, while IHG Business Edge – our long- standing SME travel programme – grew its member base to reach more than 160,000 accounts in 2025. During the year, we added new exclusive benefits through partnerships with other leading companies, including Delta Air Lines’ Business Traveler platform and Qatar Airways’ Beyond Business corporate rewards programme. For our hotel owners, we remain focused on capturing demand and strengthening hotel performance. IHG One Rewards is at the heart of our approach, which, together with our IHG Hotels & Resorts masterbrand, showcases the breadth of our offer and sharpens perception of our brands. In 2025, we made further significant gains through increasing visibility across the guest journey, breakthrough marketing, and a sharper focus on quality and excellence at scale. This included partnering with sporting events and other leading brands to reach new audiences, drive business to our hotels and provide stronger owner returns. Reflecting our success, we achieved an all-time high of IHG masterbrand awareness in the US. We work closely with our hotel teams and owners to drive performance, providing training, connecting with General Managers on calls and at regional conferences, and with owners through webinars, meetings and events. The foundation of our strong owner relationships is a heightened focus on the cost to build, open and operate our hotels. In 2025, we extended our procurement services to cover more products and categories tailored to different markets. In the US, this included a new centralised procurement platform enabling limited- service Essentials and Suites hotels to consolidate purchasing – covering everything from operating supplies to maintenance – into one efficient solution, while more hotels joined our US Food & Beverage procurement programme. In EMEAA, we provided additional purchasing support for new openings, while in Greater China we introduced a one-stop Hotel Procurement Services solution covering the hotel lifecycle to boost cost efficiency and compliance for owners. Additionally, we rolled out a series of targeted enhancements across four brands in the region – Atwell Suites, EVEN, Holiday Inn and Holiday Inn Express – that use our global scale and 50 years of local experience to strengthen performance across the hotel lifecycle. Developing sustainable solutions is vital to the long-term success of IHG, our owners’ businesses and the wider industry, and this year we continued to advance our efforts while strengthening owner returns. We integrated additional energy conservation measures into brand standards to cut energy usage and costs. Our Meeting for Good page is now live on the IHG Hotels & Resorts website, showcasing how over 650 hotels worldwide are supporting meeting and event planners in delivering more sustainable events. More properties also joined our Low Carbon Pioneers programme to help us test, learn and share insights on sustainability measures. + For more on Planet, see pages 70 to 73. We continue to work with the IHG Owners Association, which represents the interests of thousands of owners and operators, to roll out key projects and ensure full visibility of the operational and commercial support we provide. This includes supporting the industry on a broader scale by collaborating with governments, peers and trade bodies on prominent issues. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 35 Leading commercial engine Our investments in technology and tools to drive commercial success are deepening our relationships with guests and delivering fresh experiences, while at the same time improving the operational efficiency of our hotels and driving greater value for owners. Enterprise contribution increased two percentage points year-on-year to 83%. 36 IHG Annual Report and Form 20-F 2025 Our strategy continued

What we achieved in 2025 In 2025, 83% of room revenue was booked through IHG-managed channels and sources, illustrating the success of our commercial engine across our technology platforms and sales and distribution channels in providing hotel owners with higher value customers at a lower cost of customer acquisition. Our IHG One Rewards loyalty programme is central to our progress, with members accounting for 66% of all rooms booked globally, growing by over three percentage points in each region and highest in the US and Americas overall at 73%. These members also typically spend around 20% more in hotels than non-members and are 10 times more likely to book direct. Co-branded IHG One Rewards credit card holders stay even more frequently and spend more in hotels. Following new agreements with our US co-brand partners in the previous year, we approximately doubled our fees recognised in operating profit from reportable segments in 2025. The number of US co-brand card members saw high single-digit percentage growth in 2025, alongside a comparable uplift in total card spend, and we expanded our partnership with Chase by introducing new IHG One Rewards status benefits for Chase Sapphire Reserve and Chase Sapphire Reserve for Business cardholders. Separately, we recently signed a new UK co-branded IHG One Rewards debit card agreement with Revolut, alongside Visa, with card products scheduled to be launched later this year. Further co-brand priority growth markets are targeted for future years. The transformation of our technology in recent years is strengthening how we promote our hotels, optimise operations and engage with guests. Our IHG One Rewards mobile app is central to driving engagement across our direct channels, with nine million downloads during the year. Building on our work to create compelling content that drives bookings, we are developing a new digital content management platform, with a phased rollout beginning in 2026 across our app and all IHG booking websites to support owners in showcasing their hotels more effectively in an increasingly AI-driven world. Our digital partnerships are another way we encourage guests to book through our direct channels and connect with IHG One Rewards via their preferred platforms. During the year, we teamed up with Rakuten and launched the LINE mini app in Japan. Working with third-party suppliers, industry-leading technology helps owners keep hotels running smoothly and efficiently by providing sophisticated solutions across more than 100  enterprise-wide applications. This includes cloud-based systems, such as our revenue management system (RMS), which has now completed rollout across our global estate of 6,800 eligible hotels and is using data science, AI machine learning and forecasting tools to deliver advanced insights. User feedback is very positive, and indicative levels of revenue uplift and market share gains have been encouraging. Our best-in-class property management systems (PMS) are creating even greater value for owners by providing above- property solutions that apply the latest technology and allow the deployment of fast, efficient enhancements. Benefits include quicker colleague onboarding and training, and streamlined front desk processes, such as mobile and remote access. HotelKey was our first approved PMS solution in the Americas and EMEAA, and an equivalent platform from Shiji has been deployed to hotels in Greater China. In addition, we recently established a new agreement to provide Oracle OPERA Cloud as a further PMS solution for IHG hotel owners. The accelerated roll out of these cloud-based PMS solutions reached 2,000 hotels in 2025, and we expect to double this to 4,000 by the end of 2026. Our Guest Reservation System (GRS) enables upselling of unique room attributes so guests can seamlessly select add-ons while owners maximise revenue. Now live across our global estate, approximately half of customers saw an up-sell offer at some point in their booking journey in 2025, up from 30% in 2024. When selected, these offers are achieving average nightly room revenue increases approaching $50 for Luxury & Lifestyle and $20 across our Essentials and Suites brands. This is driving more bookings into premium rooms and more revenue to hotel owners. Updates in 2025 included marketing texts highlighting the leading room attribute, such as Pacific Ocean View, instead of room- type names, so guests better understand what they are paying for. We also introduced an elevated display allowing up to six offers to be shown simultaneously on direct channels. Our technology is driving engagement with guests through seamless, elevated experiences, such as IHG Wi-Fi Auto Connect automatically connecting IHG One Rewards members to hotel wi-fi without passwords or logins. Another notable example includes the expansion of digital check-out, which is now available at more than 3,500 hotels, and we are piloting both digital check-in and a messaging service so that guests can easily connect with hotel colleagues during their stay. Development is also underway on a new loyalty and customer relationship management (CRM) platform to drive guest engagement and more personalised experiences during booking and on-property to help increase guest satisfaction and deepen loyalty. Just as it is expected to transform most sectors, AI is set to be a game-changer for travel. We are harnessing every dimension – automation, machine learning, generative AI and agentic – while tracking emerging trends to deliver competitive advantage in how we elevate guest experiences, unlock revenue opportunities and drive returns for owners. This includes working with best-in-class suppliers to fulfil specific needs, from cloud-based integration of different technology platforms, to using AI across our distribution and marketing channels to improve customer acquisition and deepen guest relationships. AI is also supporting the lowering of costs and increasing the effectiveness of service delivery for our hotel owners in other areas. For example, in powering more than 700 delivery robots in over 500 hotels across Greater China to assist staff with cleaning and delivering food to guestrooms, as well as our Digital Concierge chatbot service handling 5.1 million guest conversations in 2025 – up 40% year-on-year – with new features such as bill requests and loyalty points tracking saving hotel teams time and improving customer satisfaction. Within IHG’s own operations, we have also launched numerous AI-powered automations as part of our ongoing efficiency programmes to sharpen our cost base and boost productivity. 6,800 eligible hotels now featuring our new revenue management system. 66% of room nights globally booked by IHG One Rewards members – increasing loyalty penetration. ~50% of guests saw an up-sell offer at some point in their booking journey in 2025, up from 30% in 2024. 26% of total room revenue driven by IHG's direct digital booking channels. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 37 Care for our people, communities and planet Caring for our people, communities and planet has been at the heart of what we do for many years. With more than 6,900 hotels in neighbourhoods around the world, we value the opportunity to be a force for good by positively impacting the lives of millions every day and protecting the world around us. 87% employee engagement places IHG in the top quartile of most engaged employers. 38 IHG Annual Report and Form 20-F 2025 Our strategy continued What we achieved in 2025 Our people Our success is underpinned by our inclusive culture, which attracts the talent we need to succeed as a global business. This is supported by a clear framework that aligns our global and local priorities to maximise impact in creating opportunities for all. This is important to us all at IHG, reflected by our 2025 Colleague HeartBeat survey, where nine in 10 colleagues said IHG has an inclusive culture. In 2025, we strengthened our approach by focusing on three areas: talent and leadership; culture and experiences; and community and partnerships. During the year, we helped accelerate our growth through a sharper focus on performance, strengthening the link between individual achievement and collective success. Steps included fine- tuning goal-setting and feedback, support for leaders and colleagues, as well as activating changes to better reward high performers. Engaging with colleagues is a cornerstone of our culture, and we provide listening forums throughout the year so they can express their views. This includes our colleague engagement survey, Colleague HeartBeat, where we achieved a score of 87% in 2025 to maintain our place in the top quartile of most engaged employers. In addition, we were also named in the Fortune 100 Best Companies to Work For® 2025 list by Great Place To Work® and Fortune. We are committed to attracting and retaining a skilled workforcea. During the year, we refined our search and selection practices and used technology to improve efficiency and streamline parts of the recruitment process. We continued to build engagement with our careers website, while extending our social media presence across our careers channels. We also enhanced colleague travel benefits to increase our attractiveness as an employer and to reward and retain colleagues. We also strengthened our talent pipeline and leadership capabilities for managed hotels through programmes such as the RISE mentoring programme and the Journey to General Manager programme, which welcomed hundreds of participants and successfully placed candidates in General Manager roles. In 2025, we also launched our Journey to Supervisor and Journey to Manager programmes for managed and franchised hotels to create clearer pathways for talented colleagues to build rewarding careers in IHG hotels. An integral part of our global approach to responsible business is to promote respect for and advance human rights in accordance with internationally recognised standards. 10.2m lives improved since 2021 through our collective action and work with charity partners. 10.2% reduction in energy per available room compared with 2019. In 2025, we continued to drive compliance with our Responsible Labour Requirements and, recognising the important role hotels can play in preventing human trafficking, we launched new, survivor-informed training developed in partnership with a leading anti-trafficking NGO and industry peers, which is mandated for all colleagues globally. Our communities We are proud to be at the heart of thousands of communities worldwide, and central to our Journey to Tomorrow responsible business plan is a plan to improve the lives of 30 million people through skills training, disaster response and food security. We have helped improve the lives of 10.2 million people since 2021 through our community partnerships, volunteering days and programmes. This includes our IHG Academy, which helps future talent to explore a rewarding career in travel. During the year, we trained and upskilled over 80,000 people, including launching Virtual Discover sessions so participants could find out more about hospitality from IHG hotel colleagues. We also worked with organisations to help provide job opportunities across our markets, including Springboard in the UK, China Youth Development Foundation in Greater China, the Tourism and Hospitality Skill Council in India, and the Al Noor Training Centre for People of Determination in Dubai. We responded to 22 natural disasters in 2025, working closely with charity partners to support relief and recovery efforts. We are also working with global NGO Action Against Hunger to combat food insecurity and hunger for millions around the globe. Since launching the partnership in 2024, we have helped support 5.4m people as part of Action Against Hunger’s global nutrition programmes in over 50 countries, through colleague fundraising, loyalty points donations and hotel initiatives. We also worked with our long-standing partners to strengthen food systems within our communities, including OzHarvest – a food rescue organisation in Australia. Every September, IHG colleagues take part in Giving for Good month to give back to their communities. Colleagues take part in activities ranging from clean- up events and supporting homeless shelters and food banks, to fundraising for local organisations. Our planet Our commitment to improve the efficiency of our hotels has achieved double-digit reductions in both emissions and energy use per available room compared with our 2019 baseline. Yet, as we highlighted during the year, access to clean-energy infrastructure remains limited in many of our markets which, combined with the successful expansion of our estate, has increased total carbon emissions by 7.7% since 2019. In 2026, we will refine elements of our Journey to Tomorrow responsible business plan to sharpen our focus on areas where we can make the greatest impact as we drive further progress against our priorities. We are dedicated to assisting hotel owners in reducing carbon emissions, and in 2025 we continued to implement brand standards to drive energy efficiency, as well as reduce waste, and we expanded our Low Carbon Pioneers programme to help us test, learn and share findings on sustainability measures. The programme now has hotels spanning Asia, Europe and South America. We continue to explore ways our hotels can reduce energy consumption, and almost 95% of our managed, owned & leased hotels have now been upgraded with LED lighting and have water-efficient fixtures, including in back-of-house areas. More than 650 hotels participated in our Meeting for Good programme, which helps meet demand for sustainable meetings and events, and it was named 2025 Gold Medal winner in Northstar’s Stella Awards for Best Sustainability Initiative. To reduce plastic waste, we extended brand standards to eliminate plastic water bottles from guestrooms, meetings and events to further markets in EMEAA, and introduced a new brand standard to remove plastic bin liners from guestrooms across the entire region. To reduce food waste, we expanded collaboration with food redistribution organisation Xishi Magic Bag in Greater China, which connects hotels with customers when they have unsold surplus food. Steps taken to reduce water usage included launching a new water conservation guidebook for hotels in the Americas and EMEAA, which shares best practice on driving efficiency across departments, from heating to landscaping. + For more on people, communities and planet, see our Responsible Business chapter on pages 54 to 84. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 39 a. We do not employ colleagues in franchise hotels, nor do we control their day-to-day operations, policies or procedures. How we measure our progress Our KPIs are carefully selected to allow us to monitor the delivery of our strategy and long-term success. They are organised around our strategy, which articulates our purpose, ambition and priorities (see page 30). KPIs are reviewed annually by senior management to ensure continued alignment, and are included in internal reporting and regularly monitored. Measures included are those considered most relevant in assessing the performance of the business and relate to our growth and commitment to key stakeholders including owners, guests, employees, shareholders and the communities in which we work. KPIs should be read in conjunction with the other sections of the Strategic Report, and where applicable, references to specific relevant topics are noted against each KPI. Link between KPIs and Director remuneration As we continue to focus on delivering high-quality growth, Directors’ remuneration for 2025 was directly related to key aspects of our strategy. The following indicates which KPIs have impacted Directors’ remuneration: A Annual Performance Plan – 70% was linked to operating profit from reportable segmentsa. – 15% was linked to strategic focus on net system size growth through openings. – 15% was linked to strategic focus on future net system size growth through signings. LT Long Term Incentive Plan – 20% was linked to relative Total Shareholder Return. – 20% was linked to relative net system size growth. – 20% was linked to absolute cash flow generation. – 20% was linked to adjusted EPSa. – 20% was linked to Carbon and Peopleb. Link to our strategy Our four strategic priorities are core to our success and represented as follows: Relentless focus on growth Brands guests and owners love Leading commercial engine Care for our people, communities and planet System size Signings Total number of rooms in the IHG system. Increasing our rooms supply provides significant advantages of scale, including increasing the value of our loyalty programme. This measure is a key indicator of achievement of our growth agenda (see page 32). 1,026,177 987,125 946,203 911,627 880,327 A LT Gross total number of rooms added to the IHG pipeline. Continued signings secure the future growth of our system and ongoing efficiencies of scale. Signings indicate our ability to deliver sustained growth (see page 32). 102,054 106,242 79,220 80,338 68,870 A 2025 status – System size increased by 4.0% on a reported basis. After adjusting for the impact of removing 7,092 rooms previously affiliated with The Venetian Resort Las Vegas, our net system growth accelerated to 4.7%, with gross system growth of 6.6% and a removals rate of 1.9%. – Total rooms supply surpassed the one million milestone, with 1,026,177 rooms open at 31 December 2025. – During the year, signings totalled 102,054 rooms (694 hotels). This included 6,741 Ruby rooms (36 hotels), of which 5,718 rooms (30 hotels) were part of the initial agreement; the first 2,952 Ruby rooms (17 hotels) joined IHG’s system in the year. Overall signings decreased by 3.9% year-on-year, reflecting the inclusion in 2024 of 17,703 rooms (119 hotels) as part of the NOVUM Hospitality agreement. – Total pipeline of 339,526 rooms increased by 4.4% year-on-year, with around half under construction. – Strengthened the Holiday Inn Brand Family with 20,338 rooms opened and 37,809 rooms signed, representing 35% of openings and signings globally. – voco signings of 10,563 rooms, with 124 properties open across more than 30 countries since launch in 2018, and a further 108 hotels in the pipeline. – Continued momentum of our Luxury & Lifestyle portfolio with 11,635 rooms opened and 18,635 rooms signed. – Expansion of our newer brands with: – Nine Atwell Suites open, including its debut in Greater China, and 56 properties in the pipeline; – Vignette Collection growing to 31 open and 45 pipeline hotels since its launch in 2022; – 11 avid hotels openings and 11 signings, taking the estate to 87 hotels open with a further 116 properties in the pipeline; and – Further global rollout of Garner since its launch in 2023 to 89 properties open, representing year-on-year growth of 6,101 rooms to 8,501 rooms, and a further 77 properties in the pipeline. 2026 priorities – Further expansion into our core markets and targeted entry into new geographies across all segments and regions to deliver strong net system size growth. – Accelerate growth of our newer brands to increase market share and scale. – Continue to strengthen our Luxury & Lifestyle offer and capabilities, including branded residences and resorts. – Strengthen Premium offer through the international expansion of Ruby and the launch of Noted Collection. 40 IHG Annual Report and Form 20-F 2025 Our key performance indicators (KPIs) a. Use of Non-GAAP measures: In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional financial measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures. Further explanation in relation to these measures can be found on pages 107 to 112, and reconciliations to IFRS figures, where they have been adjusted, are on pages 250 to 256. b. People targets subsequently removed. Further explanation can be found in the Directors’ Remuneration Report on pages 138 to 161. + For more information on Directors’ remuneration, see pages 138 to 161. 2025 2024 2023 2022 2021 2025 2024 2023 2022 2021

Global RevPAR growth Growth in underlying fee revenuesa Revenue per available room: rooms revenue divided by the number of available rooms. RevPAR growth indicates the increased value guests ascribe to our brands in the markets in which we operate and is a key measure widely used in our industry (see page 20). Definition of this key performance measure can be found on page 107. 3.0% 16.1% 36.6% 46.0% Revenue from reportable segments excluding revenue from insurance activities, revenue from owned & leased hotels, significant liquidated damages and current year acquisitions, stated at constant currency. Underlying fee revenue growth demonstrates the continued attractiveness to owners and guests of IHG’s franchised and managed business (see page 25). 6.2% 6.7% 17.5% 27.9% Total gross revenue from hotels in IHG’s system Enterprise contribution to revenue Total rooms revenue from franchised hotels and total hotel revenue from managed, exclusive partner and owned & leased hotels. Other than for owned & leased hotels, it is not revenue wholly attributable to IHG, as it is mainly derived from hotels owned by third parties. The growth in gross revenue from IHG’s system illustrates the value of our overall system to our owners (see page 25). Definition of this key performance measure can be found on page 107. $35.2bn $33.4bn $31.6bn $25.8bn $19.4bn The percentage of room revenue booked through IHG-managed channels and sources: direct via our websites, apps and call centres; through our interfaces with Global Distribution Systems (GDS) and agreements with Online Travel Agencies (OTAs); other distribution partners directly connected to our reservation system; and Global Sales Office business or IHG One Reward members that book directly at a hotel. Enterprise contribution is one indicator of IHG value-add and the success of our technology platforms, and our marketing, sales and loyalty distribution channels (see page 36). 83% 81% 79% 77% 74% 2025 status – RevPAR growth of 1.5% in 2025 was driven by both average daily rate and occupancy, as Business and Groups demand increased, with Leisure flat year-on-year. – Grew underlying fee revenuea by 6.2%, driven by a combination of RevPAR growth, the further broadening of our global estate and the expansion of ancillary fee streams. – Total gross revenue increased by 5.3% to $35.2bn, as we continued to strengthen owner returns and enhance the guest experience by investing in our enterprise: – maximising guest choice and driving incremental value for owners from the continued rollout in the up-sell of unique room attributes through our industry- leading Guest Reservation System; – delivered our new cloud-based Revenue Management System (RMS), completing the roll-out across our global estate of 6,800 eligible hotels, which utilises leading data science, machine learning and forecasting tools to provide advanced insights and recommendations to owners; and – continued roll-out of next-generation PMS, a cloud-based, above-property platform, enabling deployment of efficient enhancements, including streamlined front desk processes. – Improved overall enterprise contribution by 2%pts year-on-year, with IHG’s direct digital booking channels accounting for over 26% of total room revenue. – Further development in our mobile app and AI-backed digital chatbot technology, resulting in growth in direct mobile and digital bookings. – Boosted loyalty and brand awareness, with over 160 million IHG One Rewards members, and enrolments up +25% year- on-year, demonstrating strong member engagement and driving owner returns. 2026 priorities – Drive hotel performance through the RMS with evolved revenue services. – Continue to grow the co-brand credit cards programme in the US, and launch in international markets. – Further leverage data analysis to drive performance, create insights and power AI opportunities. – Continued scale and investment in IHG One Rewards to further grow and deepen engagement of  loyalty members through continued enhancements in guest benefits and personalisation. – Expand procurement solutions to drive development and operating cost efficiencies that generate greater owner value. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 41 a. Use of Non-GAAP measures: In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional financial measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures. Further explanation in relation to these measures can be found on pages 107 to 112, and reconciliations to IFRS figures, where they have been adjusted, are on pages 250 to 256. b. The 2021 growth figure is excluded from the comparison as the 2020 figure was not re-presented following the adoption of IFRS 17 ‘Insurance Contracts’ in 2023. 2025 2024 2023 2022 2025 2024 2023 2022 2021 2025 2024 2023 2022 2021 2025 1.5% 2024 3.0% 2023 2022 2021 Fee margina Adjusted earnings per sharea Operating profit as a percentage of revenue, excluding System Fund, reimbursement of costs, revenue and operating profit from owned & leased hotels, significant liquidated damages, insurance activities and exceptional items. Our fee margin indicates the profitability of our fee revenue and the benefit of our asset-light business model (see page 24). 64.8% 61.2% 59.3% 55.9% 49.5% Adjusted earnings per share takes the profit available for equity holders used in the calculation of basic earnings per share and adjusts this to exclude certain items in order to provide a value that is consistent with how management monitors the business (see page 109). This measure reflects shareholder value creation, including that through capital allocation, such as the effect of increasing the measure by reducing the number of shares through buybacks. 501.3¢ 432.4¢ 375.7¢ 282.3¢ 147.0¢ LT It has become an increasingly important measure as part of IHG’s ongoing return of surplus capital to shareholders, and is already a defined performance measure within the LTIP. 2025 status – Fee margin increased by 3.6%pts to 64.8%, driven by growth in our system, RevPAR and ancillary fee streams, combined with continued cost efficiencies. – Around 2.3%pts was driven by operational leverage, including the benefits from our global efficiency programme, and a further 1.3%pts was due to incremental fees from the US co-brand credit card agreements and from the sale of certain loyalty points (together with certain other ancillary revenues). 2026 priorities – Continued focus on cost and efficiency. – Utilise technology applications and process enhancements to achieve operational efficiencies. – Further reinvestment to drive growth and expand margin over the long term. 2025 status – Adjusted earnings per share grew by 15.9%, driven by 11.0% growth in adjusted earnings reflecting revenue and system growth, fee margin expansion through efficiency and cost control, together with the cumulative impact of share buybacks lowering the weighted average share count by 4.2%. 2026 priorities – Drive continued adjusted EPS growth through maximising system and revenue growth, sustainable fee margin expansion, disciplined cash conversion, and a new $950m share buyback programme, supporting the growth algorithm while investing in future growth of the business. Adjusted free cash flowa Employee engagement survey scores Cash flow from operating activities excluding payments of deferred or contingent purchase consideration, recyclable contract acquisition costs, cash flows relating to exceptional items, interest receipts related to owner loans and lease incentives, less purchase of shares by employee share trusts, gross maintenance capital expenditure, and lease payments, and including finance lease income relating to sub-leases, and any payments or repayments related to investments supporting the Group’s insurance activities. $893m $655m $837m $615m $589m LT Adjusted free cash flowa provides funds to invest in the business, sustainably grow the dividend and return any surplus to shareholders (see page 26). It is a key component in measuring the ongoing viability of our business (see page 113). Colleague HeartBeat survey, completed by IHG colleagues employed in corporate and reservations offices and owned & leased or managed hotels. We measure employee engagement to monitor risks relating to talent (see page 50) and to help us understand the issues that are relevant to our people as we build an inclusive culture (see page 39). 87% 87% 87% 86% 85% 2025 status – Adjusted free cash flow increased by $238m to $893m due to growth in operating profit from reportable segmentsa, an improvement in the System Fund and reimbursable result, a reduction in contract acquisition costs and lower tax payments, partially offset by higher interest payments. 2026 priorities – Continue to deliver strong conversion of adjusted earningsa into adjusted free cash flow. – Timely management of capital deployment in line with business priorities. 2025 status – Our score of 87% in 2025 is 10%pts higher than the external top quartile benchmark. – We consistently achieved high engagement scores across our Hotel and Corporate populations, demonstrating our ongoing commitments to global colleague development and retention. 2026 priorities – Further strengthen leadership capability to embed our high performance culture and drive colleague engagement. – Enhance our people technology and expand AI use to help colleagues and leaders make faster, better informed decisions. – Expand and embed our HR service model to provide more consistent and effective support for hotel and corporate teams. 42 IHG Annual Report and Form 20-F 2025 Our key performance indicators (KPIs) continued 2025 2024 2023 2022 2021 2025 2024 2023 2022 2021 2025 2024 2023 2022 2021 2025 2024 2023 2022 2021 Guest Love Greenhouse gas emissionsb IHG’s guest satisfaction measurement indicator. Guest satisfaction is fundamental to our continued success and is a key measure to monitor our ability to deliver an experience that meets and exceeds guests’ expectations (see page 34 for details). 82.3% 81.5% 80.3% 78.6% 78.9% Total market-based greenhouse gas (GHG) emissions (measured in tonnes of CO2e) across our corporate offices, franchised estate, managed and owned & leased hotels. For further details on our carbon footprint methodology, please refer to pages 82 to 83. 6.7 tCO2e 6.6 tCO2e 6.2 tCO2e 2025 status – Guest satisfaction of 82.3% continued to improve, reflecting increases in quality and investment in the guest experience. – Externally measured Guest Satisfaction Index (GSI) achieved scores over 100 in all three regions, showing we are outperforming our peers as we focus on guest experience improvements. – Continued plans to ensure a consistent high-quality experience for each of our brands, including improvements in food and beverage, hotel condition and service. 2026 priorities – Improve the guest experience and elevate brand performance by prioritising quality and experience across areas such as loyalty recognition, groups and meetings, digital engagement, service and public spaces. – Continued focus on data-driven insights, targeted improvement plans, cross-team collaboration, and ongoing renovations to increase the number of high-performing properties within the portfolio. – Utilise GenAI to deliver actionable guest insights that drive strategic decision-making and property-level solutions to enhance the brand and hotel experience. 2025 status – Our ongoing commitment to energy reduction and decarbonisation has delivered a 10.2% reduction in energy per available room and an 11.0% reduction in carbon emissions per available room in 2025 compared with 2019. – Last year, we reported that we were off track to meet our 2030 target (46% reduction in greenhouse gas emissions by 2030), and this continues to be the case in 2025 due to the continued lack of a clean energy infrastructure in many of our markets, alongside the successful opening of more hotels globally. This means total carbon emissions are up 7.7% since 2019. – We remain dedicated to the actions we are taking to assist hotel owners in reducing carbon emissions, and while our programmes will require time to scale, the actions we are taking today will improve operational efficiency of IHG hotels and prepare us for accelerated decarbonisation once market factors are more favourable. 2026 priorities – Continue implementing our decarbonisation roadmap focusing on energy efficiency measures in hotels, transitioning to renewable energy and developing new-build hotels operating with very low or zero carbon emissions. – We are re-evaluating our targets, taking into account the evolving sustainability landscape, including updates to carbon accounting and target validation criteria and focusing on what IHG is able to control and influence. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 43 a. Use of Non-GAAP measures: In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional financial measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures. Further explanation in relation to these measures can be found on pages 107 to 112, and reconciliations to IFRS figures, where they have been adjusted, are on pages 250 to 256. b. See pages 82 to 83 for detailed energy and carbon data. Figures are restated annually (see page 83 for our data methodology). Given 2025 revisions, performance trends should be assessed using only the restated figures in this report. GHG emissions are presented for 2019, 2024 and 2025 only to show progress against target and year-on-year change. Data for 2020–2023 has been removed for simplicity. 2025 2024 2023 2022 2021 2025 2024 2019 By engaging closely with our internal and external stakeholders, we build strong, trusted relationships that support resilient growth, foster collaboration and innovation, and underpin the long-term success and sustainability of IHG. Shareholders and investors Our ability to maintain strong relationships with shareholders and institutional investors is fundamental to our ability to access capital markets and ensure IHG’s long-term success. What impacted them in 2025 – The impact of geopolitical unrest on the hospitality sector in certain regions, which could affect IHG’s trading performance and financial results or influence its capital allocation policy. – Executive remuneration policies, including the potential use of discretion, alignment with workforce pay and talent retention. – Environmental concerns and wider sustainability issues. Engagement – Regular investor meetings and participation at investor conferences by Executive Directors, senior leadership and the Investor Relations team. – Extensive consultations between the Chair of the Remuneration Committee, the Chair and institutional investors and proxy vote advisers. Outcomes – Continued investor confidence in IHG’s performance, long-term viability and leadership, as demonstrated through feedback received and across AGM results. – Enhanced understanding of shareholder and investor focus areas, including in relation to strategy, remuneration policy and environmental, social and governance matters. – Continued investor confidence in the composition of IHG’s Board and Executive Committee. Guests Our ability to offer a wide selection of brands with high-quality stay experiences, great value and loyalty rewards is key to attracting and building trust with IHG’s guests, while continuing to drive commercial performance and revenue. What impacted them in 2025 – Increased demand for travel and access to a broader range of locations and experiences. – Continued desire to book and stay seamlessly. – Rising cost of living. – Increased competition among brands to capture travel demand and brand loyalty. – Interest in the social and sustainability profiles of companies. Engagement – Major partnerships to enable IHG One Rewards members to redeem points in exchange for unique experiences. – Continued improvement of next-generation mobile app. – Guest satisfaction surveys. – New public space and guest room designs. Outcomes – Expanded brand portfolio providing more choice for guests and more ways for owners to grow with us. – Increased choice in growth markets, including Greater China, India, Saudi Arabia, Japan and Germany. – Strengthened IHG One Rewards programme, providing more ways to earn and redeem points. – Increased impact of global partnership with Action Against Hunger and continued focus on hotel sustainability practices. Hotel owners IHG’s success relies on hotel owners investing in our brands. To remain attractive, we focus on the breadth of our brand portfolio and the effectiveness of our IHG One Rewards loyalty programme and wider enterprise. What impacted them in 2025 – High operating costs, including energy, food and beverage. – Labour shortages, supply chain challenges and financial and operational constraints caused by global macro-economic factors. – Ability to capture and drive high levels of demand for their hotels. – Rollout of new technology to drive efficiency and revenue. Engagement – Direct meetings with CEO and Regional CEOs. – IHG Owners Association collaboration. – Portfolio and individual hotel reviews covering operational, strategic and industry trend updates. – Conferences, training, webinars, regular newsletters and bulletins. – Hotel lifecycle and finance team support. – Collaboration with governments and industry to support owners’ businesses and sector more broadly. Outcomes – Launched and acquired new brands. – Introduced existing brands to more high-growth markets. – Continued focus on IHG One Rewards loyalty contribution. – Continued incorporating energy conservation measures into brand standards to reduce utility bills. – Introduced or enhanced technology systems to support owners in managing their properties, revenue and guest reservations. – Expanded procurement services across hotel lifecycle to drive savings. – Next-generation formats for Holiday Inn Express and Crowne Plaza brand evolution. 44 IHG Annual Report and Form 20-F 2025 Our stakeholders + See Brands Guest and Owners Love on pages 34 to 35. + Visit owners.org for further information about the IHG Owners Association. + See our Guest Love KPI on page 43 and how the Board had regard for guests as part of its consideration of strategic and operational matters on pages 124 to 125. + See a description of our dividend policy on page 27, our KPIs on pages 40 to 43, key matters discussed by the Board on pages 124 and 125 and engagement with shareholders relating to Executive Director remuneration on pages 138 to 139 and 142. + Visit ihg.plc/investors for more information.

The Company measures engagement effectiveness through KPIs, performance, talent retention, surveys and adherence to policies. It also considers external stakeholders’ views to enhance reputation as well as commercial and social awareness. People Delivery of our purpose to provide True Hospitality for Good means upholding our Room for You promise and working in a responsible way to cultivate IHG’s strong, global culture and respect for all stakeholders. What impacted them in 2025 – Continued economic uncertainty and cost- of-living pressures; increased focus on total rewards. – Pressure for hotel and corporate talent, with requirements for flexible roles, skills and new capabilities. – Increased use of AI technologies with new capabilities required. – Colleague experience in career development flexibility, voice and increasing people leader expectations. Engagement – Continued our ‘employee voice’ listening interventions and strengthened our Employer Brand. – Activated changes to our performance and reward approach through our high-performance culture. – Built clear expectations and tools for our people leaders to embed our high-performance culture. – Anchored our growth behaviours through introduction of a global feedback campaign to grow capability. Outcomes – In 2025, we maintained our global employee engagement score of 87%. – Reshaped our LTIP and bonus structures to align to our high-performance culture. – Launched our IHG One Pass employee benefits, expanding access to improve attraction and retention of hotel talent. – Built strong General Manager pipelines through our ‘Journey To’ capability programmes. Communities Our responsible business approach and the commitments we have made to create a better and more sustainable future through our Journey to Tomorrow programme actively involve and support the communities in which we operate. What impacted them in 2025 – Cost-of-living pressures and rising levels of food insecurity, influenced by ongoing geopolitical tensions. – Access to business skills development and local employment opportunities. – The impact of environmental challenges across many of the communities where we operate. – Natural disasters, including hurricanes in the US and typhoons in South East Asia. Engagement – Partner with specialist organisations – from Action Against Hunger on food insecurity, to disaster relief experts CARE International and The International Federation of Red Cross and Red Crescent Societies. – Work with local education providers and community organisations to offer skills building and training opportunities. – Run our annual Giving for Good month: offering volunteering and community activities for colleagues. – Collaboration on human rights, including launching new training on preventing human trafficking developed with industry peers. Outcomes – 10.2 million lives improved since 2021 through our collective action and work with charity partners. – Teamed up with charities to provide skills training and job opportunities through IHG Academy. – Colleagues worked with over 700 charities across events spanning 88 countries. – Responded to 22 natural disasters around the world. Suppliers Responsible supplier relationships are vital for IHG in driving efficiency and effectiveness throughout our supply chains. What impacted them in 2025 – Ongoing uncertainty and disruption in supply chains. – Increased focus on sustainability and integrity within supply chains. – Increased consumer desire for sustainable goods and services. Engagement – Delivered a targeted carbon management webinar, supporting selected suppliers to further develop their decarbonisation strategies. – In collaboration with Sedex, progressed our supplier audit approach by introducing targeted self-assessment questions for shortlisted hotel suppliers. – Introduced a supplier financial health outreach programme to enhance visibility of supplier resilience, focusing on critical suppliers. Outcomes – Identified alternative solutions with suppliers where supply was impacted across our corporate and hotel estate. – Remained agile by adjusting our approach to goods and services sourced from affected regions. – Increased collaboration opportunities with sustainable suppliers and for sustainable goods in alignment with our Journey to Tomorrow ambitions. – Increased visibility and engagement with critical suppliers to strengthen supply chain resilience and sustainability performance. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 45 + Further information about how the Board considered supply chain and procurement is on page 57, and our business relationships, including our statement of business relationships with suppliers, customers and others, is on page 262. + Visit ihgplc.com/responsible-business for further information about our approach to responsible procurement. + See the Responsible Business Committee Report on pages 134 and 135. + Visit ihgplc.com/responsible-business for further information on our community commitments. + See our employee engagement KPI on page 42, how the Board had regard for people in Board and remuneration decisions on pages 139, 145 and 163. Voice of the Employee disclosure on page 135, and our statement on employee engagement on page 261. Delivering IHG’s strategic objectives requires balancing growth opportunities with resilience and agility. Our risk management framework underpins this balance, ensuring decisions are informed, controls are robust and emerging risks anticipated. How we define and review our risk appetite and risk tolerance Key accountabilities and activities The Board, supported by the Audit Committee, Executive Committee and delegated committees, is accountable for: – maintaining a robust framework of effective controls that enable risks to be managed; – ongoing consideration of emerging and evolving uncertainties across a wide range of topics and timeframes; – reviewing the overall levels of risk within the business, our resilience to individual and aggregated uncertainties and implications for strategic decision-making; – evaluating our risk appetite and tolerance as part of setting strategy, and cascading expectations through: – our values and behaviours, reinforcing a risk aware culture; – our Code of Conduct, delegations of authority and other key global policies; – our goals and targets; – frequent leadership communications to guide decisions and set priorities; and – reviewing policies, initiatives and learnings to determine if they have operated within acceptable risk tolerances where priorities have shifted or additional actions were required to continuously enhance our future resilience. Key milestones and outcomes – Executive Committee and Board strategy meetings, considering the level of risk we are willing to take across our strategic priorities. – Refining and communicating our bold ambitions through our strategic priorities and associated growth behaviours. – Periodic review of key global policies, including the Delegation of Authority. – Dedicated Executive Sub-Committee to review our risk financing and insurance strategy. – Annual mandatory Code of Conduct training to all colleagues. How we identify, discuss and escalate risks, including emerging factors Key accountabilities and activities Management teams across IHG are aware of the challenges our current industry context creates. Risks are identified, discussed and escalated through a variety of steps across our decision-making calendar, including specific interventions facilitated by our global Risk and Assurance team. In 2025, these have included: – portfolio risk reviews with the full Executive Committee; – deep-dive discussions of each principal risk with nominated Executive Committee sponsors; – regional and functional leadership risk conversations on risk prioritisation and preparedness to inform strategic planning and investment decisions across their area of the business; – ongoing engagement with first-line teams with day-to-day responsibilities for identifying and managing risk within key decisions, programmes and transactions, and escalating where appropriate; and – targeted discussions of identified emerging topics, including generative AI, supply chain resilience, and social and ethical expectations factors, with external insight where valuable. We think about emerging risks as: – new risks, or existing risks in a new context, when the nature and value of the impact are not yet known or understood; and – factors with an increasing impact and probability over a longer time horizon. Key milestones and outcomes – Risk and Assurance team partnered with the Strategy team to guide regional and functional leadership teams in reviewing their risk profiles as part of 2026 strategic planning and investment requests. – Refreshed risk profiles for each principal risk, considering trend indicators and key controls, reviewed with Executive Committee sponsors. – Mid- and full-year Executive Committee principal risk review, reported to the Board. This section should be read together with the 2025 Board focus areas and activities and its delegated committees, and: + Pages 123 to 137 for 2025 focus activities and its delegated committees. + Pages 30 to 39 for Our Strategy. + Pages 22 and 23 for more detailed discussion of trends impacting our industry. 46 IHG Annual Report and Form 20-F 2025 Our approach to risk and resilience How we integrate our risk management and internal control framework components within our business processes Key accountabilities and activities – Managing risk isn’t one dimensional and management teams across IHG apply many levers and routines to anticipate, address and respond to uncertainty as they drive to achieve business objectives. – To align across the many different operational and functional teams, the Risk and Assurance team describe our risk management and internal control framework using a deliberately simple structure that can be applied to any principal risk area. Culture and leadership Leadership/ accountability Policy/standards Targets/incentives Communication/ training Processes and controls Risk assessments for key topics Specific process/ control routines Specific measurement activities Monitoring and reporting Indicators/ dashboards Internal/external reporting – Elements of the framework are subject to ongoing review and adjustment by management teams, supported by subject matter experts including consideration of how AI can be integrated. – The Audit Committee reviews the ongoing effectiveness of the risk management and internal control framework. Key milestones and outcomes – Review of key controls for each principal risk with relevant Executive Committee sponsors. – Consideration of confidence in the effectiveness of our controls and resilience to risk with each of the Executive Committee member’s leadership team. The following pages describe examples of our key controls, and we will be reviewing the effectiveness of the most important controls in 2026. How the Board obtains assurance in our risk management and resilience Key accountabilities and activities – Our governance arrangements enable the Board and its delegated committees to receive insight and conclude on the appropriateness of our risk management and overall resilience during the year. These include: – risk and control considerations within presentations from executive leadership on strategic delivery and major programmes and technology initiatives, including adoption of AI capabilities; – updates on matters potentially impacting our overall resilience, including our increased reliance on third-party suppliers, and our crisis management and business continuity frameworks; – briefings on specific risk and control topics from key second-line teams, such as information security, privacy, ethics and compliance, financial governance, operational safety and security, loyalty and System Fund controls; – review of our Group insurance arrangements, including cyber; – independent third-line internal audit reporting on specific reviews, thematic observations on the effectiveness of the risk management and internal control framework, and trends from confidential disclosure channel reporting and investigations; and – updates from Risk and Assurance and the external auditors to the Audit Committee in relation to corporate governance developments. For further information on how the Board and senior management obtain assurance in our risk management and resilience, see pages 123 to 137, which detail the 2025 focus areas and activities for the Board and its delegated committees. Key milestones and outcomes – The Board concludes on the effectiveness of IHG’s risk management and internal control framework. – Annual assessment of Global Internal Audit. + Our Risk Factors on pages 264 to 271. + Further detail on formal risk appetite and tolerance is provided in this report. For example, our appetite for financial risk is described in note 23 to the Group Financial Statements on pages 220 to 224. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 47 Like many companies, we continue to face a dynamic environment, which includes multiple factors from outside IHG and other inherent execution risks relating to our own initiatives which have the potential to affect the level of uncertainty in relation to our principal risks. Each of our principal risks often present opportunity and threat at the same time. We consider all risks to be material in absolute terms with further detail of how they have developed in 2025 shown on the following pages. Executive management monitors indicators of changes in trends for key uncertainties we face. These are shown for each risk below. We also discuss our existing levels of preparedness and whether we need to evolve our risk management and internal control response, refresh our resilience plans to anticipate threats or position ourselves to exploit opportunities. Existing and emerging realities for 2026–2028… Refreshed principal risks for 2026–2028. – Government policy pivots (tariffs, labour, tax). – Escalating or spiking geopolitical tensions. – Market or financial turbulence (including cost of capital, supplier financial stress). – Evolving cyber-attack methods. – Variability and uncertainty in regulatory enforcement. – Litigation and regulatory complaints by pressure and special interest groups. – Social trends and attitudes – including expectations on franchisors. – Embedding of high performance culture across IHG teams. Refreshed principal risks – 2026–2028 Executive risk sponsor Trend Guest preferences for, or loyalty to, IHG-branded hotel experiences and channels – Global Chief Commercial and Marketing Officer Owner preferences for, or ability to invest in, our brands – Global Chief Commercial and Marketing Officer – Regional CEOs Talent and capability attraction or retention – Chief Human Resources Officer Data and information usage, storage, security and transfer – Global Chief Product and Technology Officer – Global Chief Commercial and Marketing Officer – Executive Vice President General Counsel and Company Secretary Ethical and social expectations – Executive Vice President General Counsel and Company Secretary – Executive Vice President Global Corporate Affairs – Chief Human Resources Officer – Chief Financial Officer Legal, regulatory and contractual complexity or litigation exposures – Executive Vice President General Counsel and Company Secretary Supply chain efficiency and resilience (including corporate and hotel products and services) – Chief Financial Officer – Chief Product and Technology Officer – Executive Vice President General Counsel and Company Secretary Operational resilience to incidents or disruption or control breakdown (including geopolitical, safety and security, cybersecurity, fraud and health-related) – Executive Vice President General Counsel and Company Secretary – Chief Financial Officer – Chief Product and Technology Officer – Regional CEOs Our ability to deliver technological or digital performance or innovation (at scale, speed, etc.) – Chief Product and Technology Officer – Global Chief Commercial and Marketing Officer The impact of climate-related physical and transition risks – Chief Financial Officer – Executive Vice President Global Corporate Affairs – Executive Vice President General Counsel and Company Secretary 48 IHG Annual Report and Form 20-F 2025 Our principal risks and uncertainties We do not treat artificial intelligence as a standalone principal risk as we consider AI-related scenarios, including those affecting distribution, loyalty, data usage and regulatory compliance, within many of the principal risks described in this section. Key to trend indicators Increasing (from previous year) Stable (from previous year) Decreasing (from previous year) Relentless focus on growth Brands guests and owners love Leading commercial engine Care for our people, communities and planet + For more on our strategy, see pages 30 to 39. Link to our strategy Our four strategic priorities are core to our success and represented as follows; we consider all principal risks to be interconnected with, and influential to, the successful delivery of all our strategic pillars.

Guest preferences for, or loyalty to, IHG- branded hotel experiences and channels Why this uncertainty is important to the achievement of our strategic objectives over the next 1–3 years Our growth ambitions rely on targeted investment in brand building, loyalty, partnerships and digital platforms, supported by timely insight into evolving guest experiences. Preference and trust in our brands depend on our ability to deliver the fundamentals consistently while meeting rising expectations for personalisation and seamless, cross-channel experiences. These expectations sit alongside enduring priorities, such as safety and sustainability and scrutiny of environmental impact. As we strengthen our masterbrand, expand new brands and enhance our digital and loyalty propositions, we are making strategic choices that require us to move at pace in areas shaped by changing consumer behaviour. Failure to manage this uncertainty effectively could erode competitive positioning, slow delivery against our growth agenda and weaken preference among guests and owners. Example factors discussed with management to monitor trending – Future consumer travel preferences and megatrends. – Loyalty proposition, competitiveness and ability to deliver change (including at property level through our business model). – Brand positioning relative to competitors, as measured by social reviews and guest preference indices. – Brand awareness and health, including for our masterbrand and loyalty programmes. Key controls that support our response to this uncertainty Culture and leadership: – Brand strategies and standards to define consistent guest experiences. – Defined accountabilities for individual brands and brand segmentations, including IHG masterbrand and loyalty. – Targets for brand and loyalty performance guided by a multi-year roadmap. – Brand, service and loyalty colleague training and educational resources. Processes and controls: – Governance processes for the introduction of brand standards, new campaigns and marketing launches, loyalty, technology, and hotel projects. – Ongoing initiatives to automate benefit delivery and improve consistency. Monitoring and reporting: – Measurement of guest experience through social reviews, guest surveys and hotel quality evaluations. – Executive reporting on key guest-facing metrics. Examples of how the Board obtained assurance on our risk management and resilience during 2025 – Reviews of brand category and masterbrand awareness, loyalty strategies and responsible business strategies. – Review of competitor activity analysis. – Updates on readiness for artificial intelligence-enabled guest experience tools. – Internal Audit assurance over guest delivery governance processes. Owner preferences for, or ability to invest in, our brands Why this uncertainty is important to the achievement of our strategic objectives over the next 1–3 years Our ability to grow depends on owners seeing clear, enduring value in investing in our brands at a time of economic pressure, inflation and elevated expectations for returns. Confidence in the combined strength of our brands, technology and loyalty platforms influences signings, estate quality and the attractiveness of long-term partnerships. As we refine service delivery models and advance growth avenues, such as branded residences, we are making choices that involve shifting perceptions of value and support. These changes require careful signalling and execution to maintain advocacy. Failure to manage these dynamics could reduce owner appetite, affect pipeline momentum and weaken our competitive standing. Example factors discussed with management to monitor trending – Owners’ financial capacity and investment appetite. – Confidence in IHG’s platforms and technology integrations. – Estate health indicators (length of ownership, Guest Love scores, social media rankings). – Feedback from owner relationships and advocacy forums. – Market trends in loyalty and technology propositions. Key controls that support our response to this uncertainty Culture and leadership: – Clear priorities for brand, loyalty, and technology strategies. – Governance structures and leadership responsibilities to monitor owner returns and support owner finance. – Colleague training on drivers of loyalty and owner returns. Processes and controls: – Initiatives to reduce opening and operating costs and improve efficiency. – Controls for technology rollouts, including pre-launch testing. – Compliance processes such as Guest Love and quality. Monitoring and reporting: – Regular tracking of cost to build, open and operate hotels. – Key Executive Committee metrics on Growth and Enterprise, and Loyalty contribution. – Measurement of ongoing performance and strategy delivery. Examples of how the Board obtained assurance on our risk management and resilience during 2025 – Market updates from regional CEOs on owner sentiment and financial capacity. – Reviews of new brand launches, partnership and owner-facing technology. – Updates on loyalty programme changes and procurement strategies. – Update on energy, water and waste initiatives. – Oversight of branded residence initiatives and service model transitions. – Internal Audit reviews of capital expenditure and partnership practices. + For further information on why hotel owners choose to work with IHG see page 29. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 49 Talent and capability attraction, retention and development Why this uncertainty is important to the achievement of our strategic objectives over the next 1–3 years Delivering our strategic ambitions depends on our ability to attract, develop and retain high-quality talent across our hotels, reservations offices and corporate functions. Labour market conditions and evolving policy developments in key markets such as the US, China and India influence talent availability and the pace at which we can build skills and capabilities. Our ability to sustain attraction, engagement and retention while navigating the introduction of automation and AI and addressing increasing costs will require continued organisational resilience. Continued people-cost pressures heighten the challenge for hotels and owners to attract and retain talent. Where talent-related responsibilities sit with hotel owners, outcomes are dependent on the effectiveness of their practices as well as our own. Failure to respond effectively could impair hotel operations, weaken leadership and capability pipelines, and increase exposure to non-compliance or litigation. Example factors discussed with management to monitor trending – The competitiveness and attractiveness of our recruitment, learning and talent development offer within the hospitality market as well as alternative industries. – The health of our internal talent and succession pipeline and development pathways, including the impact of expectations of productivity, agility, and performance. – Key talent engagement and turnover. – External macro factors, including evolving expectations on inclusion in the workplace, labour practices, operational practices, remuneration structures, and potential for political and regulatory volatility. Key controls that support our response to this uncertainty Culture and leadership: – Employer brand strategies and policies. – Defined accountabilities and steering structures for key talent leadership topics, including leadership boards and employee resource groups. – Short- and long-term incentive programmes, incorporating specific incentives for key teams and colleague travel benefits. – Training and education resources on people leadership and management skills. Processes and controls: – Specific recruitment, hiring onboarding and offboarding processes. – Compensation and benefits benchmarking, including executive remuneration, competitive offering aligned with budgets and payroll processes. – Global annual talent and performance cadence, including talent forums and supporting technology. Monitoring and reporting: – Ongoing Executive Committee tracking of performance, culture and key people metrics. Examples of how the Board obtained assurance on our risk management and resilience during 2025 – Review of Executive Committee talent and succession pipeline. – Review of remuneration and incentive strategies and policies. – Review of Voice of the Employee feedback. – Review of Journey to Tomorrow people targets. – Internal Audit reviewed governance of employee engagement metrics and colleague travel benefits. + For further information see Our People pages 62 to 67. Data and information usage, storage, security and transfer Why this uncertainty is important to the achievement of our strategic objectives over the next 1–3 years Data underpins our ability to drive revenue, enhance loyalty and support decision-making. As we transition to cloud-based and third-party platforms, we face increasing dependency on external infrastructure, new governance demands and more complex data flows across regions. Global divergence in privacy, localisation and consent requirements, together with accelerating AI adoption, creates uncertainty and elevates the importance of data integrity and lifecycle management. We are building new capabilities and expanding partnerships to support our strategy, which introduces additional points of exposure. Failure to manage these dynamics could result in operational disruption, financial or reputational harm and reduced stakeholder trust in how we use and protect high-value information assets. Example factors discussed with management to monitor trending – Expectations for personalisation, commercialisation and monetisation of data in support of commercial performance. – Data infrastructure complexity, including relationships with third-party cloud providers, loyalty/customer platforms and hotel systems. – Cybersecurity threats and trends, including agile threat actors and fraudsters, and growing use of AI tools to perpetrate attacks. – Developments in regulatory complexity and enforcement, including privacy laws and growing expectations for data integrity. Key controls that support our response to this uncertainty Culture and leadership: – Information governance operating framework. – Policies for information security and personal data handling, including emerging requirements related to AI and cloud-based platforms. – Colleague awareness campaigns on phishing, data integrity, and general security education and testing. – Centralised expertise for information security, privacy and governance. Processes and controls: – Privacy and information security risk assessments and horizon scanning, including third-party dependencies. – IHG privacy framework, including privacy impact assessment process.  – Third-party risk management and threat management programme, including due diligence for key vendors. – Data tagging and classification processes. Monitoring and reporting: – Sarbanes-Oxley Act 2002 (SOX) compliance testing of key data controls. – Management monitoring of information security issues and privacy programme development. – Independent assessments of key controls for payment cardholder data and international money and security transfers. Examples of how the Board obtained assurance on our risk management and resilience during 2025 – Presentations on guest and hotel technology strategy, cyber risks and infrastructure evolution. – Review of data privacy programme. – Updates on cyber insurance renewal strategy. – External cybersecurity assessments on emerging AI-related cyber risks. – Audit Committee discussion of AI deployment plans and associated control considerations. – The Internal Audit plan included several independent reviews of processes for verifying and validating key metrics, and programme and configuration governance. 50 IHG Annual Report and Form 20-F 2025 Our principal risks and uncertainties continued Ethical and social expectations Why this uncertainty is important to the achievement of our strategic objectives over the next 1–3 years Operating in more than 100 countries exposes us to rapidly shifting expectations about ethical and responsible business conduct. Scrutiny of corporate values and social positions is intensifying, with local dynamics varying across markets and brand segments. As a franchisor operating across a varied estate, we must balance influence and accountability while continuing to advance our inclusion and responsible business commitments. Entering new markets, evolving brand propositions and responding to social flashpoints require judgement and adaptability. Misalignment with stakeholder expectations – or a failure to respond to emerging issues – could undermine trust, constrain growth and create reputational exposure. Example factors discussed with management to monitor trending – Interest in our ethical and social performance from the media and investors. – External stakeholder expectations for IHG to manage and drive ethical and responsible business through our supply chains and across our wider business, including our franchised properties. – Industry benchmarking, noting the challenging operating environment in many markets to build brands while also considering stakeholder responsibilities. – Corporate account interest in travel and hospitality ethical and social performance. – Colleague perceptions of our performance. Key controls that support our response to this uncertainty Culture and leadership: – IHG Code of Conduct supported by individual policies and brand standards on ethical and social topics. – Formal IHG position statements including Modern Slavery Statement and Approach to Tax. – Defined accountabilities for key responsible business topic steering and oversight. – Journey to Tomorrow goals, community strategy, partnerships, and engagement in cross-industry groups. – Mandatory and support training on responsible business topics. Processes and controls: – Periodic risk assessments (anti-bribery, human rights, new country entry). – Owner and supplier due diligence processes. – Responsible labour requirements for hotels. Monitoring and reporting: – Executive tracking of human rights performance, responsible procurement metrics and confidential disclosure channel reporting trends. – Tracking of Code of Conduct training levels for key leaders. – Tracking of supplier code acceptance and monitoring of adverse supplier practices. Examples of how the Board obtained assurance on our risk management and resilience during 2025 – Review of Code of Conduct. – Updates on strategies for ethics and compliance, community partnerships, human rights and responsible procurement supported by external perspectives. – The Internal Audit team maintained oversight of the confidential reporting hotline and supported independent investigations where required. + For further information see our Being a responsible business pages 54 to 84. Legal, regulatory and contractual complexity or litigation exposures Why this uncertainty is important to the achievement of our strategic objectives over the next 1–3 years Our growth ambitions and digital transformation expose us to a wide and evolving set of legal, regulatory and contractual requirements across multiple jurisdictions. Rapid legislative change, differing enforcement approaches, sanctions regimes and the rise of litigation, including class actions and joint-employer theories, require ongoing attention. Our business model depends on complex owner and supplier relationships, including partnerships with major technology providers. These arrangements bring significant opportunity but also increase the importance of contractual clarity, governance discipline and compliance. Failure to navigate these uncertainties could result in regulatory breaches, monetary or non-monetary penalties, adverse litigation outcomes and reputational harm. Example factors discussed with management to monitor trending – The scope and maturity of regulation, encompassing ongoing legislative developments that impact our franchise relationships with hotel owners, our supplier interactions, our obligations to consumers and colleagues, and emerging requirements related to generative AI. – The frequency and severity of regulatory enforcement, which can vary considerably between territories, and which is subject to political influence. This includes ongoing use of sanctions and countermeasures as foreign policy tools. – The rapid evolution of litigation and class action lawsuits, including the impact of external funding on both costs and claim volumes. Key controls that support our response to this uncertainty Culture and leadership: – IHG Code of Conduct and Delegation of Authorities supported by individual policies on regulatory matters (anti-bribery, sanctions, anti-trust, etc.) and an overarching policy governance framework. – Defined legal accountabilities and organisational structures for information governance, safety, privacy and regulatory compliance. – Education and training resources for first-line colleagues, including hotel general managers, on key legal, regulatory, and contractual requirements. Processes and controls: – Risk assessments on specific regulatory matters. – Specific control processes, including third-party due diligence, franchise disclosure, new country entry, sanctions monitoring, HR procedures and entity management. – Compliance programmes for safety, anti-bribery, anti-trust and privacy. Monitoring and reporting: – Executive-level reporting on operational safety and security, privacy, ethics and compliance, human rights trends and litigation matters. – Corporate governance and regulatory developments updates. Examples of how the Board obtained assurance on our risk management and resilience during 2025 – Review of corporate governance, regulatory and corporate affairs developments (including external advice). – Specific updates on regulatory topics including privacy, tax, fraud and litigation. – The Internal Audit team assessed governance for compliance with incoming regulatory changes. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 51 Supply chain efficiency and resilience (including corporate and hotel products  and services) Why this uncertainty is important to the achievement of our strategic objectives over the next 1–3 years Geopolitical fragmentation, regionalisation and shifts in trade policy increase uncertainty in sourcing, input costs and supply continuity. Supporting owners navigating cost pressures and disruption is central to our competitiveness and the resilience of our global estate. As we broaden our supplier base and integrate more technology-enabled and AI-driven providers, including new entrants to the market, we are expanding the range of capabilities we depend on. This requires clear accountability for performance, security and commercial outcomes. Failure to adapt effectively could affect hotel openings and renovations, commercial channel performance, margins and overall reputation. Example factors discussed with management to monitor trending – The complexity of our corporate supply chain (including partners we work with, marketing investments and outsourced services). – External geopolitical, economic and environmental instability, including trade, labour and other government policies. – Key supplier financial health and resilience, including exposures to conflict-affected geographies and the potential for disruption from technology and AI. – Legislative, regulatory, and code changes, including demands for transparency and due diligence across global supply chains. – The complexity and competitiveness of the hotel supply chain (including partners we work with, market investments and outsourced services) with increasing regionalisation and deglobalisation trends. Key controls that support our response to this uncertainty Culture and leadership: – Key policies and delegated authorities, supported by training resources, to structure how we engage with suppliers (for example, capital expenditure controls, policies for procurement, information security, supplier conduct). – Dedicated cross-business forum to review supply chain risk and control matters. Processes and controls: – Supplier financial risk ratings, due diligence assessments and certifications, and onboarding and offboarding processes. – Regular validation of supplier security controls. Monitoring and reporting: – Tracking of service level agreements, regular meetings and executive status updates for strategic suppliers. Examples of how the Board obtained assurance on our risk management and resilience during 2025 – Audit Committee oversight of emerging supply chain risks and governance. – Procurement considerations within market updates from regional CEOs. – Review of specific major supplier contracts. – The Internal Audit plan included independent assurance over procurement processes within a key market. + For our approach to Responsible Procurement see pages 57 to 59. Operational resilience to incidents or disruption or control breakdown (including geopolitical, safety and security, cybersecurity, fraud and health-related) Why this uncertainty is important to the achievement of our strategic objectives over the next 1–3 years Operating at global scale exposes us to a wide range of disruptive uncertainties, including geopolitical volatility, cyber threats (amplified by AI), fraud, natural disasters and health-related incidents. Foundational controls for safety, security and resilience must remain robust as we expand into new markets, modernise systems and adopt AI-enabled technologies. These changes increase the complexity of our operating environment and the risk of control breakdown, particularly where processes become more automated or where dependencies on third parties rise. Failure to anticipate or respond effectively could disrupt operations, lead to financial loss or claims and reduce stakeholder confidence. Example factors discussed with management to monitor trending – Internal and external threat levels linked to geopolitics, cyber-crime, fraud, insider threats, natural catastrophes and extreme weather events. – Exposure to system and infrastructure failures, including age of key infrastructure and evolving supplier and data ecosystems. – Potential for human-related control breakdowns caused by organisational change, automation and fatigue. – Stakeholder expectations of how IHG responds to disruption, including new notification requirements in key territories. – AI-related risks, including misinformation, vendor risk and litigation exposure. Key controls that support our response to this uncertainty Culture and leadership: – Centralised expertise in resilience, safety and security, threat management and information security, supported by third-party specialists. – Crisis management framework, supported by training for duty directors and leadership teams on escalation protocols and crisis communications. – Cross-business fraud oversight and updated Fraud Prevention Policy. – Targeted awareness campaigns for potential threats (for example, phishing). Processes and controls: – Ongoing management risk assessments in executive leadership teams, supported by geopolitical intelligence. – Contractual provisions for resilience, insurance and information security. – Specific preventative controls, including privileged access reviews and localised fraud risk strategies. – Business continuity and disaster recovery planning for key processes and services and supplier relationships. – Brand Safety Standards, including digital self-assessments for managed hotels. Monitoring and reporting: – Periodic external benchmarking of programme maturity (safety, cyber, threat management). – Compliance reporting to senior management. – Ongoing control monitoring, including SOX testing (financial, IT controls). Examples of how the Board obtained assurance on our risk management and resilience during 2025 – Reviews of operational safety and security, serious incidents and threats, financial control and governance, fraud risk management and cybersecurity. – Specific updates on geopolitical risks, including within regional CEO updates in relation to priority growth markets. – PwC assurance on SOC1 control reports. – Internal Audit assessed the Identity and Access Management programme. 52 IHG Annual Report and Form 20-F 2025 Our principal risks and uncertainties continued

Our ability to deliver technological or digital performance or innovation (at scale, speed, etc.) Why this uncertainty is important to the achievement of our strategic objectives over the next 1–3 years Technology and digital innovation are central to guest experience, operational efficiency and our competitive position. The pace of development in AI, generative AI and cloud platforms, combined with expanding ecosystem complexity, creates uncertainty in execution, governance and resilience. Our multi-year roadmap requires us to modernise core platforms, retire technical debt and deliver at pace – often in partnership with third parties. These choices introduce dependencies that must be managed carefully. Failure to do so could slow the realisation of benefits, impair competitiveness and heighten operational or reputational risks. Example factors discussed with management to monitor trending – The current state of our foundational technology infrastructure and applications, and readiness for innovation. – Status of multi-year investment programmes, particularly where we are reliant on third parties. – Pace of change in AI and digital behaviours, and implications for guest expectations, owners, suppliers and colleagues. – Talent and capabilities to deliver change, including partnerships with suppliers, academic institutions and thought leaders. Key controls that support our response to this uncertainty Culture and leadership: – Product and Technology leadership team, including defined senior leadership accountability for AI and technology architecture and accountabilities for product ownership across website, app and loyalty platforms, supported by development teams. – External networking and thought leadership, including engagement with educational institutions and consultants. – AI Steering Committee. Processes and controls: – Formalised change management processes, including phased rollout roadmaps. – Centralised agile delivery and portfolio management tools. – Defined governance processes for generative AI initiatives. – Colleague training on generative AI tools supported by guidance on responsible use. Monitoring and reporting: – Executive-level monitoring of programme execution and technology debt. – Portfolio confidence metrics and reporting on cross-functional priorities. – Specific assessments, including analysis of field services and organisational readiness. Examples of how the Board obtained assurance on our risk management and resilience during 2025 – External benchmarking and strategic planning discussion on AI-related disruption and risk appetite. – Audit Committee review of spend governance and control of key products. – Internal Audit reviewed governance for generative artificial intelligence adoption. The impact of climate-related physical and transition risks Why this uncertainty is important to the achievement of our strategic objectives over the next 1–3 years Climate-related physical and transition risks create uncertainty for IHG and the owners who invest behind our brands. While acute physical impacts may materialise beyond the near term, investor and regulatory expectations require credible transition planning and visible progress today. Exposure varies significantly by geography, asset type and brand positioning, influencing cost, investment needs, reporting obligations and corporate client expectations. Operating across a range of markets means we must navigate differing levels of readiness and regulatory maturity. Failure to prepare effectively could result in reputational harm, reduced stakeholder confidence and impacts on performance and growth in key markets. Example factors discussed with management to monitor trending – Evolving regulatory and fiscal interventions, including reporting requirements on corporates. – Expectations of investors and ratings agencies. – Cost implications for owners, for example, to build, convert and renovate hotel assets. – Corporate client preferences and whether climate considerations influence travel and spending decisions. – Exposure to acute and chronic physical risks for our open and pipeline hotels over the short, medium and longer term. Key controls that support our response to this uncertainty Culture and leadership: – Definition of planet-related goals and programmes within overall strategy. – Industry, investor and stakeholder engagement on key topics, including industry standards and financial incentives. – Steering Committee accountabilities for Journey to Tomorrow and decarbonisation. Processes and controls: – Physical and transition risk assessments, supported periodically by external resources. – Energy reduction processes and resources (including brand standards and e-learning) to help mitigate cost risks for owners. Monitoring and reporting: – Hotel energy use reporting via IHG Green Engage tool. – Executive tracking of TCFD metrics and governance oversight of climate-related reporting and resource allocation. Examples of how the Board obtained assurance on our risk management and resilience during 2025 – Review of TCFD disclosures and the embedding of climate considerations in strategy, governance, risk management and performance management. – Review of climate data, including Internal Audit assurance over energy data estimation methodologies and governance of Environmental, Social and Governance metrics. + For further information see Our planet pages 70 to 84. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 53 Our purpose of True Hospitality for Good brings our brands to life, shapes our culture and reflects our commitment to making a positive difference to our people, guests and communities. Culture Journey to Tomorrow Additional information Values 56 Making stays more sustainable 60 Transition plan 75 Structure and governance 56 Our people 62 Managing climate risks and opportunities 77 Code of conduct 56 Our communities 68 Responsible procurement 57 Our planet Carbon and energy 70 Streamlined Energy and Carbon Reporting (SECR) 82 Waste 72 Water 73 54 IHG Annual Report and Form 20-F 2025 Being a responsible business responsibly Growing Colleagues in the East Asia Pacific sub-region supporting our annual Giving for Good Month. Our approach to responsible business Creating a culture of responsibility that permeates every level of our organisation is central to how we operate. Alongside our Journey to Tomorrow plan, this commitment is reflected more widely in our strategy, policies, initiatives and engagement with colleagues, customers, industry and communities. Our approach to responsible business guides our operations and underpins our performance. We recognise that stakeholders value how we grow and contribute to positive change. To align our work with the most critical responsible business issues, we conduct materiality assessments to understand our impact and set our priorities. These assessments help us stay focused on the issues most relevant to our stakeholders, industry and long-term success. For more details on how we engage with stakeholders, please read pages 44 to 45. ‘Care for our people, communities and planet’ is one of IHG’s four key strategic pillars and our Journey to Tomorrow responsible business plan is a critical element of how we deliver on this. The commitments that sit within this plan build on important work achieved over the years, and at the core of our responsible business commitment is strong leadership. The Board oversees our ethical standards of governance, reinforcing our culture, values and responsible business conduct. The Responsible Business Committee of the Board oversees the Journey to Tomorrow plan, ensuring our responsible business commitments are embedded within our strategy and regularly reviewed for progress and accountability. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 55 How our Journey to Tomorrow plan supports our strategic priorities: Relentless focus on growth Brands guests and owners love Care for our people, communities and planet Leading commercial engine Our people Champion an inclusive culture where everyone can thrive Communities Improve the lives of 30 million people in our communities around the world Carbon and energy Reduce our energy use and carbon emissions in line with climate science Waste Pioneer the transformation to a minimal-waste hospitality industry Water Conserve water and help secure water access in those areas at greatest risk + More on pages 62 to 67. + More on pages 68 to 69. + More on pages 70 to 71. + More on page 72. + More on page 73. Our culture Guiding our approach and purpose Our culture, shaped by our values and growth behaviours, informs our decisions and how we execute our strategy. Our culture provides the foundation for how we behave responsibly and how we deliver our purpose of True Hospitality for Good. Our values Do the right thing Show we care Aim higher Celebrate difference Work better together Our growth behaviours Our structure and governance The IHG Board has ultimate responsibility for ensuring our culture and ways of working align with our purpose and strategy. Throughout the year, the Board and its Committees review updates and reports on strategic progress through a governance and culture lens. The Board actively challenges and supports senior leaders, particularly when policies or initiatives need adjustment to maintain alignment between strategy and culture. Day-to-day responsibility for shaping and embedding culture is delegated to the CEO, who, together with the Executive Committee (EC), sets the tone from the top by fostering an open, honest and empowering workplace. The EC is responsible for executing the Group’s strategy and keeping the Board informed on operations and workplace culture. IHG’s hotel development and operations are organised regionally – Americas, EMEAA, and Greater China – supported by global functions including Commercial and Marketing, Product and Technology, Finance, Human Resources, Corporate Affairs, and Business Reputation and Responsibility. Regional and global leadership teams execute strategic priorities in line with the Group’s culture and values. Decisions on hotel developments and capital expenditure are reviewed by the relevant deal approval and expenditure committees in line with the Group’s Global Delegation of Authority Policy, which sets out controls for financial commitments and approvals. Proposals above certain thresholds require approval from the Group’s Capital Committee, which reports to the EC. The Group operates through over 340 subsidiaries worldwide, providing the legal framework to enter into contracts and commitments. + Information on the Board’s monitoring and assessment of our culture is included on page 125. Code of Conduct and related policies IHG’s Code of Conduct (Code) sets the standard for how we do business and underpins our commitment to providing True Hospitality for Good. The Code seeks to enable colleagues to make the right decisions, in compliance with the law and IHG’s expectations about conduct. The Board, EC and all colleagues working in IHG corporate offices, reservation centres, and owned & leased and managed hotels must comply with the Code. We expect those we do business with, including our franchisees, to uphold similar principles and standards. The Code is reviewed and approved by the Board on an annual basis, and is supported by annual e-learning requirements. We monitor and assess how our values are being embedded into our culture through a variety of methods, such as through direct engagement, employee engagement surveys, tracking of e-learning completion and our confidential reporting hotline. The Code contains an overview of our values and Group-level policies, including those relating to human rights, respect in the workplace, equal opportunities, accurate reporting, information security, anti-bribery and corruption, and the environment. It also provides guidance on how colleagues can raise concerns or seek further help. 56 IHG Annual Report and Form 20-F 2025 Being a responsible business continued Ambitious Dedicated Courageous Caring

Additional detail regarding other areas of the Code, such as our commitment to creating a culture of inclusion, is on pages 62 and 63, and driving respect for human rights is on page 66. Initiatives to respond to legal and regulatory uncertainties and ethical and social expectations are on page 51. + IHG’s Code of Conduct is available in 14 languages on the Company’s intranet and at ihgplc.com/en/investors/ corporategovernance/code-of-conduct Speaking up A core component of our people culture is respect in the workplace. IHG has zero tolerance for any form of discrimination, harassment or bullying, in line with our Respect in the Workplace Policy. While we uphold our responsibility to behave ethically and protect IHG’s reputation, it is possible that in limited instances, a colleague may act in a way that conflicts with the principles set out in the Code. Guidance is given to report concerns directly to line managers, supervisors or local HR representatives. A confidential reporting hotline and online reporting facility are available and globally advertised. Concerns can also be reported to the Head of Risk and Assurance or the General Counsel and Company Secretary. The Board routinely reviews summaries of reported concerns and ensures that processes are in place for investigations and follow-up. Safety and security IHG is dedicated to ensuring a safe, secure and healthy environment for all colleagues, guests and visitors. All operations must adhere to relevant health, safety and security laws. In addition to legal compliance, IHG proactively seeks opportunities to enhance the management of safety and security risks, implementing mandatory Brand Safety Standards across all hotels to ensure consistency. Initiatives addressing safety and security risks can be found on page 52. Bribery and corruption IHG is committed to operating with integrity. Colleagues are not permitted to engage in bribery or any form of financial crime, including fraud, money laundering, violations or circumvention of economic and trade sanctions and tax evasion or the facilitation of tax evasion. This standard also applies to agents, consultants and other service providers who do work on our behalf. Our Anti-Bribery Policy sets out our zero-tolerance approach and is applicable to all Directors, EC members, employees and colleagues in owned & leased and managed hotels. It is accompanied by anti-bribery content in our mandatory Code of Conduct e-learning module. Our Gifts and Entertainment Policy and guidance further support our approach in this area. Initiatives to respond to legal, regulatory, ethical and compliance risks are more broadly discussed on page 51. IHG is a member of Transparency International UK’s Business Integrity Forum. Handling information responsibly We are committed to ensuring that guests, loyalty programme members, colleagues, shareholders, owners and other stakeholders trust the way we manage data. As part of our privacy and information security programmes, we have standards, policies and procedures in place to manage how personal data can be used and should be protected. Our e-learning training for employees on handling information responsibly is a mandatory annual requirement and covers topics such as password and email security, using personal data in accordance with our policies and privacy commitments, how to work with vendors and transferring data securely. This year we held tabletop exercises to practise our ability to detect and respond to potential security events, as well as phishing exercises. We continue to develop our privacy and security programmes to address evolving requirements and take account of developing best practice. The Board regards cybersecurity as a critical business discipline, and it regularly receives updates on the Group’s cybersecurity risk management and control arrangements. + See page 50 for further detail on uncertainties relating to data and information usage, storage, security and transfer. Our behaviours By demonstrating our growth behaviours – ambitious, dedicated, courageous, caring – our leaders and employees create an environment that encourages high performance, while operating responsibly in a way that helps us achieve our strategic priorities and purpose. Our policies, communications, learning programmes and performance management processes reflect these behaviours, ensuring they act as a compass for how we do things and help us create an inclusive culture for all. Responsible procurement We grow our business with innovation and sustainability at the core, guided by high standards of conduct. These principles shape how we select and engage with suppliers. We strive to work with suppliers who uphold our ethical standards and share the ethos of our Journey to Tomorrow plan. Our supply chains span hotel and corporate spend. Purchasing of hotel goods and services predominantly occurs locally, as most hotels are independently owned and manage their own supply chains. In key markets, IHG Global Procurement offers procurement programmes for certain goods and services related to building, opening, renovating, and operating hotels, enabling hotels and owners to leverage IHG’s scale. Hotel procurement programmes are available in the US, Canada, Mexico, the Caribbean, Greater China, and EMEAA, covering the UK, Germany, France, the United Arab Emirates, Saudi Arabia, India, Australia, New Zealand, Japan and Singapore. Our corporate supply chain encompasses the procurement of technology, office facilities and professional services such as marketing and consultancy. To manage and monitor this, IHG has implemented a Global Procurement Policy, Centralised Purchase Order Desk, and a Source-to-Pay system to oversee third-party corporate expenditure, while continuing to roll out purchasing systems to support owned & leased, managed and franchised hotels in key markets. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 57 Strategic supplier relationships, particularly with global technology and outsourcing providers, are regularly reviewed to ensure alignment with business objectives, to harness innovation, manage risk and drive value realisation. Global Procurement, supported by our digital solutions and policies (like the Supplier Code of Conduct (SCC) and the Procurement Policy), plays a pivotal role in setting our expectations for suppliers and business stakeholders to conduct business ethically. This involves ensuring that responsible business criteria are incorporated into our supplier selection process. Our Responsible Procurement team offers training and guidance across corporate, managed and franchised teams, including procurement colleagues in our corporate offices. IHG continues to comply with the UK statutory reporting duties on payment practices and performance. Policy and guidance We acknowledge the environmental and social impacts associated with our supply chain and expect our suppliers to uphold principles of integrity and respect consistent with our own. Accordingly, all new corporate suppliers are required to either accept the Supplier Code of Conduct (SCC) during onboarding or demonstrate equivalent policies. In 2025, 100% of new corporate suppliers signed the SCC. This requirement is reflected in the contractual terms for central procurement programmes accessible to our hotels. While we endeavour to resolve identified issues collaboratively, significant breaches of the SCC may result in contract termination. We regularly review our key governance documents, and this year we have updated our SCC. Following a comprehensive benchmarking and gap analysis, the SCC now reflects changes in the external environment, including increased geopolitical uncertainties, evolving regulatory requirements, and shifting customer expectations. Key enhancements include clarified expectations for suppliers on human rights due diligence and animal welfare. The updated SCC is now accessible on IHG’s website in 14 languages. To advance our sustainable sourcing efforts and ensure supplier compliance with our standards, contract templates incorporate ethical, social and environmental reporting requirements. Furthermore, we have refined our Responsible Sourcing Guidance, which is now available to hotels and owners in 12 languages. This resource provides an overview of third-party certifications and commodity-specific information, supporting informed supplier selection and promoting responsible practices within selected supply chains. To promote responsible procurement across corporate, managed, and franchised teams, we provide an education programme that has been completed more than 27,100 times since its inception in 2019. As part of this ongoing initiative, the Human Rights Team facilitated a training session focused on identifying and mitigating human rights risks within our supply chains. We also expanded our Global Procurement team’s expertise through sessions on Circular Solutions and Renewable Energy, while continuing to provide annual core modules such as legal and contract training and category management for new joiners. In 2023, IHG co-founded the Hospitality Alliance for Responsible Procurement (HARP), which is facilitated by EcoVadis. This year, EcoVadis hosted carbon management webinars for suppliers invited by HARP member companies. Due diligence and risk management The new Enterprise Supplier Management (ESM) team centralises and standardises third-party risk and relationship management for IHG’s corporate and hotel procurement programme supply chains. Our goal is to build a strong risk management framework and improve supply chain resilience. We identify key risks, develop strategies and tools to address them, and review sourcing, contract and supplier management procedures to implement the required improvements. To maintain strong alignment with our Executive Committee’s risk agenda and ensure programme relevance to business objectives, our Supply Chain Risk Council fosters robust cross-functional collaboration with senior leaders across the organisation. This systematic approach helps facilitate effective identification and mitigation of enterprise-level supply chain risks. 58 IHG Annual Report and Form 20-F 2025 Being a responsible business continued Our culture continued 1 1 Partnering With Suppliers in the Americas and Greater China for Energy Efficient Kitchen Solutions – Demand Based Kitchen Ventilation (DBKV) system procurement solutions have been supported in the Americas region and Greater China, with six new hotels across Greater China adopting the technology. This energy conservation measure reduces energy use in kitchens, including heating and cooling. Additionally, by collaborating with leading industry experts, we aim to anticipate emerging risks that could affect our global supply chain, thereby helping to ensure ongoing resilience and adaptability within an evolving market landscape. Financial risk This year, we launched a supplier financial health outreach programme, building on our work to improve due diligence processes. This initiative provides deeper insight into the financial stability of our suppliers by conducting thorough reviews of their financial statements. Through evaluation of default risks and core financial metrics, we adopt a proactive approach to strengthening supply chain resilience, directly engaging with critical suppliers whose financial health may warrant closer attention. In 2025, these efforts encompassed focused engagement with suppliers in the Americas region, as well as selected corporate suppliers. Social and environmental risk We assess social and environmental risks in our supply chain in several ways, including through our own scorecard, EcoVadis assessments and audits. All new corporate and hotel procurement programme suppliers are required to complete a pre-contract questionnaire detailing where goods are sourced and/or manufactured, and the type of service they provide. Those suppliers operating in higher-risk countries or industries and who have not already received an EcoVadis rating are required to complete additional questions related to the policies and processes they have in place regarding labour practices (covering key human rights risks, including passport retention, payment of recruitment fees and costs, worker accommodation and grievance mechanisms). As part of our ongoing post-contract due diligence approach, strategic suppliers and certain higher-risk suppliers are asked to complete an EcoVadis assessment, which measures their environmental, human rights, ethics and sustainable procurement risk management capabilities. Over the past year, we have increased our coverage of suppliers across hotel procurement programmes. In 2025, 93 suppliers were assessed and rated by EcoVadis. This assessment helps us identify risks and work collaboratively with suppliers to improve performance. Those who score below our expected standards receive corrective actions and support resources. Continuing from 2024, we are collaborating with Sedex, a prominent platform for companies to manage and share site-level audit data, to progress the development of our approach to supplier audits in the Americas and EMEAA, starting with collecting critical site-level information from our highest- risk Tier 1 centralised hotel procurement programme suppliers. So far, 60 suppliers have been invited to complete a Sedex self-assessment questionnaire. We are now working to drive completion by the remaining suppliers and will be analysing results to determine which suppliers will be invited to participate in a Sedex Members Ethical Trade Audit. We will increase the scope over time. This continues to build on the existing on-site supplier audit programme in Greater China. Supplier engagement We have teamed up with a leading procurement consultancy to strengthen supplier relationships through two main initiatives. First, we surveyed over 200 suppliers and conducted 16 follow-up interviews to gather honest feedback and benchmark IHG against competitors, guiding our action plan to become the trusted premier hospitality supply management partner. Second, we are holding segmentation workshops across hotel and corporate procurement categories in all regions, helping category managers identify strategic suppliers and improve collaboration. These efforts allow us to allocate resources efficiently and build resilient partnerships. By actively listening to suppliers and thoughtfully segmenting our supply base, we are boosting transparency, accountability and collaboration – essential for sustainable procurement success. Food and beverage With millions of meals served weekly in hotels worldwide, we support our hotels in making considered choices about the origins of their food and beverages to help minimise environmental impact. Our guidance and brand standards encourage hotels to offer broad dining options for both business and leisure guests, with a focus on health, wellbeing, and ethical sourcing. For example, certain brand standards require that hotels use locally sourced produce, which can also help to reduce carbon emissions. We are committed to promoting improved animal welfare standards in our supply chain. Our approach includes focusing on priority categories where we can meaningfully influence welfare outcomes across our brands and regions. We will continue collaborating with suppliers and hotels to responsibly source animal-derived products, adapting to local supply, cost, and availability. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 59 2 Supplier Innovation Across the UK – Driving improved sustainable practices in the UK, our procurement team has been working closely with suppliers to replace plastic-wrapped linen deliveries with reusable crates and fabric bags. Following a successful launch in Scotland last year, the initiative has now expanded to England, with several suppliers adopting the approach. 2 Making stays more sustainable We work closely with our owners to deliver elevated experiences for our guests, engage with them in meaningful ways throughout their stay and meet growing demand from business customers and other stakeholders to minimise the impact of travel on the world around us. 60 IHG Annual Report and Form 20-F 2025 Being a responsible business continued Meeting for Good In 2025, more than 650 hotels participated in Meeting for Good, a programme that supports our hotels in delivering more sustainable meetings for those who host events at IHG hotels. The programme was named the 2025 Gold Medal winner in Northstar’s Stella Awards for the ‘Best Sustainability Initiative’, supporting meeting and event planners in delivering more sustainable events worldwide. Supporting certified sustainable hotels We partner with leading certification programmes, including Green Key (FEE) Making it simple for guests to search for EV charging Guests can search for hotels with EV charging through the IHG One Rewards app. and Green Key Global, to help hotels reference sustainability credentials to guests. In 2025, more than 340 hotels had achieved third-party certification.

Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 61 Journey to Tomorrow Our goal is to help shape the future of responsible travel together with those who stay, work and partner with us. We will support our people and make a positive difference to local communities, while preserving our planet’s beauty and biodiversity… not just today but long into the future. Hotels engaging in local conservation Hotels are taking action to preserve nature and engage guests in conservation across our estate. From coral reef restoration in Bali to rooftop beekeeping at InterContinental London Park Lane, properties are working with local NGOs and community groups to protect biodiversity and wildlife. Greener Stay initiative reducing resource use Our people Champion an inclusive culture where everyone can thrive Our communities Improve the lives of 30 million people in our communities around the world Our Planet: Carbon and energy Reduce our energy use and carbon emissions in line with climate science Waste Pioneer the transformation to a minimal waste hospitality industry Water Conserve water and help secure water access in those areas at greatest risk Guests can forgo daily housekeeping and reuse linen and towels in return for IHG One Rewards points, helping to cut water and energy consumption. Empower our people to help shape the future of responsible travel + Read more at ihgplc.com/ en/responsible-business/ case-studies Our people Championing an inclusive culture where everyone can thrive – D– Cultivate a culture of inclusion for colleagues and owners. – Support all colleagues to prioritise their wellbeing and the wellbeing of others. – Drive respect for and advance human rights. Contributing to the following UN Sustainable Development Goals (SDGs) 2025 highlights 87% employee engagement, placing IHG in the top quartile of most engaged employers. Employee engagement Employees can share their thoughts through several forums, including Employee Resource Groups (ERGs), a designated Non-Executive Director for workforce engagement, and Colleague HeartBeat, our employee engagement survey, for colleagues in corporate and reservations offices and owned & leased or managed hotels. The survey allows people to express their views on key aspects of working at IHG. In our 2025 survey, our overall employee engagement remained at 87%, which maintained our place in the top quartile of most engaged employers, according to Mercer, and reflects strong colleague engagement with our growth strategy. Embedding our high- performance culture In 2025, we strengthened our culture and what makes working at IHG so special by sharpening our focus on performance to drive competitive advantage. To embed our new approach, we engaged corporate colleagues across key areas, including introducing a simple, consistent definition of high performance. We increased the effectiveness of our work together by launching a structured feedback campaign built around our growth behaviours that apply to the work we do every day, and we clarified the expectations of our people leaders by providing tools to build our talent capabilities in support of IHG’s growth. We also strengthened the link between performance and reward for those who are excelling, with greater differentiation across all elements of pay, which is underpinned by a new Annual Performance Plan aimed at driving the growth of the Company and sharing in its success. An inclusive workplace Our culture of inclusion is essential to attracting, developing and engaging the talent that drives our growth. At IHG, inclusion means ensuring everyone feels like they belong, are valued for their unique contributions, are empowered to thrive and are connected to the communities we serve. In 2025, we advanced our global approach with a focus on three areas: talent and leadership; culture and experiences; and community and partnerships. This focus guides the steps we take around inclusion both globally and locally, strengthening our culture where everyone can thrive and making a positive difference in the communities we serve. Our Global Inclusion Board and Regional Inclusion Councils meet quarterly to set priorities, monitor progress and ensure we continue creating an environment where colleagues and owners across our markets can grow. This work is underpinned by our Global Inclusion Policy (ihgplc.com/en/responsible- business/policies-and-position- statements). 62 IHG Annual Report and Form 20-F 2025 Being a responsible business continued Our people Our communities Carbon and energy Waste Water Our 2025 Colleague Heartbeat survey showed nine in 10 colleagues believe IHG has an inclusive culture. To continue strengthening our approach, we expanded our Europe Inclusion Hotel Ambassadors programme to selected hotels in the Americas to support more inclusive guest and colleague experiences. Our ERGs are central to creating and maintaining IHG’s culture. These employee-organised groups are open to all corporate colleagues who want to join and bring together people of various backgrounds, experiences and skills to share perspectives, support personal and professional growth through mentorship, educational and development initiatives, as well as provide ongoing feedback. We continue to grow our business responsibly, with inclusive community partnerships a key part of our strategy. In Greater China, we signed a three-year partnership with the China Disabled Persons Federation to provide employment, internships and develop skills. In EMEAA, we continued working with Singapore-based charity APSN and created a partnership with the AI Noor Training Centre in Dubai to provide skills development and training for people of disability. Attracting talent In 2025, IHG strengthened its position as an employer of choice by enhancing the ways we attract and engage talent for our corporate colleagues and managed hotelsa. Room for You is our refreshed global Employer Value Proposition (EVP), which sits at the heart of our employer brand and underpins our global careers platform (careers.ihg.com). Our social presence continued to expand, amplifying our brand visibility and reach. We were also named in the Fortune 100 Best Companies to Work For® 2025 list by Great Place To Work® and Fortune, reflecting our ongoing commitment to enhancing workplace culture and colleague benefits. IHG won five industry awards in 2025, including accolades for recruitment innovation and in-house marketing excellence. We also launched Leading a New Era, our new podcast series that takes listeners behind the scenes of some of our Luxury & Lifestyle hotels and into the minds of the inspiring GMs who lead them, to help support further growth of our GM talent pipeline. We also launched ‘The Story Suite’, a colleague advocacy programme designed to empower colleagues as brand ambassadors. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 63 11 The Story Suite is a colleague advocacy programme which empowers employees as brand ambassadors. a. We do not employ colleagues in franchise hotels, nor do we control their day-to-day operations, policies or procedures. In addition to strengthening the link between performance and reward as part of our high-performance culture for corporate colleagues, in 2025, we launched our IHG One Pass exclusive colleague travel benefits, which strengthens our employee room rate offering, a key milestone for colleagues and their friends and families. In 2025, we launched a new AI-powered candidate experience system to transform the way we engage and hire talent for our corporate colleagues and managed hotels. Automating key stages of the hiring journey through our virtual assistant ‘Alex’, has delivered efficiencies across multiple markets, improving the candidate experience and strengthening our hiring capabilities by enabling us to build and nurture talent pools through our global Candidate Relationship Management (CRM) platform. Developing and retaining talent Our hotel business thrives on exceptional leadership, and General Managers (GMs) are the driving force behind operational performance and brand delivery. To sustain and accelerate growth, we’ve made building a strong hotel GM pipeline a strategic priority for our managed estate, ensuring every property has the leadership needed to maximise revenue and guest satisfaction. Our Journey to GM dedicated talent programme for managed hotels, which we launched in 2021, is a cornerstone of this strategy. Today, it represents a strong pipeline with many graduates already in GM roles. Complementing this, our RISE programme, open to colleagues from managed hotels with aspirations of leadership roles, continues to thrive as a global initiative driving development through mentorship, networking and skills acceleration. To strengthen global talent capability and support future growth, we established the Global Hotel Talent Service Centre in India. This team centralises processes, data, and analytics to improve efficiency and consistency in talent management worldwide. Alongside global programmes, we deploy targeted regional initiatives to stay agile and meet local market needs. Investing in our learning offer IHG University continued to strengthen a culture of learning for owners and hotel colleagues in our managed and franchised hotels, as well as for corporate employees throughout 2025. During the year, IHG University further expanded its Owner Learning Solutions library with five new solutions addressing critical drivers of hotel success. These focused on equipping owners and owner representatives with insights to fine-tune hotel operations, including elevating quality to drive hotel performance, increasing loyalty engagement and speeding up high- quality renovations. 64 IHG Annual Report and Form 20-F 2025 Being a responsible business continued Our people continued Our people Our communities Carbon and energy Waste Water 11 IHG is the only international hotel group in Mainland China recognised by the Top Employer Institute. 2 In 2025, we invested in our hotel learning by expanding IHG University solutions.

In accordance with UK reporting requirements, information on the Directors and relevant employees is set out below: As at 31 December 2025 Male Female Total Directors 6 4 10 Executive Committee 6 4 10 Executive Committee direct reports 41 20 61 Senior managers (including subsidiary directors) 82 27 109 All employeesa (whose costs were borne by the Group or the System Fund) 5,893 7,156 13,049 Supporting our purpose of providing True Hospitality for Good, we are committed to developing hotel leaders who focus not only on what they deliver, but also on how they lead. In 2025, we scaled our Journey To programmes to deliver a structured development pathway that grows talent in our managed and franchised hotels from line-level roles through to GM, building leadership capabilities at every stage of a hotel career. The Journey to Supervisor curriculum focuses on building foundational supervisory capabilities, while the Journey to Manager programme deepens leadership capability in delegation, coaching, feedback, and performance management. To further strengthen career pathways, Journey to Senior Manager is currently in development and scheduled for launch in 2026. IHG University continued to play a central role in the opening of new properties through the New Hotels and Conversions learning approach. We also introduced a customisable model so that hotels can create individual training plans tailored to the unique needs of each opening or conversion. IHG University also supported the embedding of our high-performance culture across our corporate offices, with sessions focused on role- modelling open and honest feedback conversations, as well as enabling leaders to lead through the performance transformation. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 65 + Further information on the profile of the Board and Executive Committee is included on pages 118 to 121. a. All employees figure includes only those employees whose costs were borne by the Group or the System Fund and not those who are reimbursed. For details on reimbursed colleague numbers, please see page 200. 2 Driving respect for and advancing human rights Driving respect for and advancing human rights is integral to our approach to responsible business, and our commitment is set out in our Human Rights Policy. Our human rights work focuses on our salient human rights issues – those human rights at risk of being the most severely impacted through our business activities or relationships. These are currently identified as: guest welfare; freedom of association and collective bargaining; discrimination and harassment; wages and working hours; health and safety, forced labour and child labour; sex trafficking and sexual exploitation; and environment and community. While we continue to collaborate with colleagues across the business to better understand and manage issues, our efforts this year focused on addressing risks related to forced labour, sex trafficking and sexual exploitation, and our supply chain. To ensure our actions are consistent, measurable and targeted towards the activities that will have the biggest impact, our approach focuses on the following areas. Governance and policies We work to ensure clear accountability for human rights risks and the alignment of relevant policies with international human rights standards across the business. Overall accountability for the programme sits with our Executive Vice President, General Counsel and Company Secretary, who is a member of IHG’s Executive Committee. Our Human Rights team is responsible for integrating human rights into the business and works closely with other teams across the organisation to bring our commitments to life. This year we expanded our brand standard that requires IHG hotel colleagues to complete annual training on preventing human trafficking to have global coverage. Due diligence We conduct ongoing human rights due diligence across our business and supply chain through risk and impact assessments, integrating findings and tracking the effectiveness of actions taken. We utilise a wide range of internal and external data to support these efforts and strive to meaningfully engage with rights holders such as workers. We continue to drive compliance with IHG’s Responsible Labour Requirements (RLRs), which set out minimum standards for our managed, owned & leased hotels on ethical recruitment, staff accommodation, worker voice and the use of third parties to source labour. In 2025, we rolled out new digital self-assessments globally, enhancing transparency, monitoring and the quality of corrective actions. Over 92% of hotels completed the self-assessment and generally demonstrated good understanding and alignment with the RLRs. This year, we have worked on addressing the findings from our on-site assessments conducted across selected hotels in the United Arab Emirates, Saudi Arabia and Kuwait at the end of 2024. These assessments included focus groups and one-to-one interviews with a range of colleagues, interviews with managers, engagement with selected labour suppliers and tours of different departments and staff accommodation. The on-site assessments generally identified examples of good responsible labour practices across all hotels, demonstrating the ongoing progress being made and the value of the RLRs. However, areas of improvement were noted, particularly in relation to colleagues employed by labour suppliers. We have taken action to address the findings, working with the hotels to drive stronger labour standards across our operations. For further information on how some of the gaps and adverse impacts identified through the on-site assessment are being addressed, see page 14 of our 2025 Modern Slavery Statement. 66 IHG Annual Report and Form 20-F 2025 Being a responsible business continued Our people continued Our people Our communities Carbon and energy Waste Water 1 1 Developing the next generation of hospitality talent through the IHG Internship Programme. To help support our franchised hotels’ efforts on this topic, this year we made guidance on responsible labour practices available to them. In 2025, we also continued to strengthen human rights due diligence across our supply chain by progressing our work to trial supplier assessments and audits with Sedex. For further information, please see the Responsible Procurement section on page 57. Remediation We work to provide access to reporting channels for anyone whose human rights may have been affected by our business activities or business relationships and provide remedy for those impacts we have caused or contributed towards. This year, we continued to address recommendations from the 2024 review of our confidential reporting channel against the effectiveness criteria set out in the UN Guiding Principles on Business and Human Rights. We made key materials for users available in additional languages and strengthened communication with reporters. Capabilities and engagement We drive awareness of human rights through our mandatory Code of Conduct e-learning module and via targeted training for colleagues to understand the commitments and actions relevant to their role. This includes training for colleagues in owned & leased, managed and franchised hotels on how to identify and report suspected human trafficking activities. This year, in partnership with leading anti-trafficking NGO PACT and industry peers, we updated this training to reflect the latest guidance from experts and insights from survivors. We also continued to drive completion of our responsible labour e-learning for owned & leased and managed hotels and hosted internal learning sessions for colleagues in procurement, legal and corporate responsibility. We strongly believe that collaboration with experts and peers, both in our industry and beyond, plays an important role in addressing human rights risks through focusing attention and action towards a joint purpose, with the potential of driving systemic change. For example, IHG is participating in a multi-stakeholder, cross-industry initiative facilitated by Impactt to develop a freely available map of labour migration corridors at higher risk of recruitment fees and related costs. This resource aims to provide companies across all sectors with data on recruitment fees and related costs paid by workers to inform human rights due diligence processes and decisions affecting migrant workers’ human rights. Further information on our key human rights partnerships can be found on page 21 of our 2025 Modern Slavery Statement. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 67 2 2 In 2025, IHG embedded a new approach to high performance. Our communities Improve the lives of 30 million people in our communities around the world – D– Drive economic and social change through skills training and innovation. – Support our communities when natural disasters strike. – Collaborate to aid those facing food poverty. Contributing to the following UN SDGs 2025 highlights >10.2ma lives improved through our collective action and work with our charity partners since 2021. 22 natural disasters responded to, supporting charities in critical recovery efforts. Sitting at the heart of our work in communities is a pledge to improve the lives of 30 million people through focusing on skills training, disaster response and food security. We do this through direct funding and working in partnership with expert organisations, with our colleagues also sharing their time, skills and passion to address social needs in their communities. Local action and Giving for Good month Throughout the year, teams support a wide range of local causes, and each September we amplify this impact through Giving for Good month. Colleagues take part in activities ranging from clean-up events and supporting homeless shelters and food banks, to fundraising for local organisations. Highlights this year included Greater China’s Decathlon of Charity, which engaged more than 8,000 colleagues, and Singapore’s fourth annual Giving for Good relay, which raised funds for an organisation that provides training and job opportunities for people with learning disabilities. Our guests are also given the opportunity to show their support to communities by donating their IHG One Rewards points for good. We work with a range of non-profits, from food banks to job-training organisations, where donated points are converted into dollars to support their work. In total, we have improved over 10.2 million lives through our collective action and work with our charity partners since 2021. Skills training The travel and tourism industry plays a vital role in economic growth, accounting for one in 10 jobs worldwide and offering a variety of career pathways. Since 2006, the IHG Academy has supported communities by helping people build the skills, confidence and access needed to pursue meaningful careers in hospitality. The IHG Academy is structured around three interconnected pillars – Discover, Skills Builder and Career Launcher – designed to engage, educate and inspire talent at every stage of their journey into hospitality. As the programme approaches its 20ᵗh anniversary in 2026, it continues to evolve to meet changing industry needs and expand access to opportunity. Through IHG Discover, we introduce people to the breadth of roles available in hospitality. In 2025, we delivered interactive sessions across countries, engaging participants through schools, NGOs and charities. This included a pilot of Virtual IHG Discover Career Workshops, improving accessibility and broadening our reach to new audiences. IHG Skills Builder, our free online learning platform, supports learners around the world to develop both hospitality- specific and transferable skills. 68 IHG Annual Report and Form 20-F 2025 Being a responsible business continued Our people Our communities Carbon and energy Waste Water a. The methodology IHG uses for ‘lives improved’ focuses on the number of individuals directly engaged through IHG’s community impact programmes, using the Business for Societal Impact (B4SI) framework to assess IHG’s community investments, measuring inputs, outputs, outcomes and long-term societal impacts.1

In 2025, learners signed up to complete courses and earn digital badges to recognise their progress. The platform was further enhanced through new content, including the launch of Careers in Hospitality e-learning in Arabic and English, alongside increased global awareness through social media campaigns. Through IHG Career Launcher, we provide structured, on-property opportunities that help individuals transition into employment. In 2025, the programme delivered internships, work placements and apprenticeships across multiple countries, offering practical experience and pathways into long-term careers. This included a new partnership in the UK with The King’s Trust, where our events have already resulted in employment opportunities. We also established the IHG Academy alumni talent community, strengthening ongoing engagement with future talent beyond individual programmes. Together, these initiatives reflect our continued commitment to strengthening communities, fostering inclusive growth and developing the next generation of hotel talent. Disaster response Across all our regions, our swift and coordinated responses to natural disasters in 2025 reflect our deep commitment to supporting communities and colleagues. We have supported the response to multiple disasters over the years – including wildfires, tropical storms and flooding – and have a proud record of being there when our communities need us most. In 2025, we supported 22 disaster relief efforts around the globe, including in the US, China and South East Asia, working closely with charity relief experts such as CARE International and The International Federation of Red Cross and Red Crescent Societies. We activated the IHG Disaster Colleague Assistance Fund to provide financial support for colleagues needing food and secure living conditions following natural disasters. Collaborating to aid those facing food poverty Food insecurity continues to affect billions worldwide, and addressing it remains a key focus. In 2025, we marked the one-year anniversary of our global partnership with Action Against Hunger, supporting its mission to combat hunger and malnutrition globally. From funding nutrition screenings to strengthening local health systems, our partnership delivers both immediate relief and long-term impact, with 5.4 million people supported through our partnership since launch. Locally, we continue to work with food banks and charities. In the US, a number of hotels are participating in initiatives with surplus food recovery organisations to help support local communities. We supported No Kid Hungry’s Taste of the Nation events in Houston and Chicago, which both helped to raise funds to support the organisation’s work in addressing childhood hunger. In Australia and New Zealand, 49 hotels took part in our Stay for Good initiative with OzHarvest and KiwiHarvest in which participating guests donated $1 per stay. This resulted in over 140,000 meals being donated to local communities. The programme was also expanded to Singapore, Indonesia, Vietnam and Thailand. By combining global reach with local action, we are helping reduce food waste, improve access to nutrition and support healthier futures for communities around the world. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 69 1 Colleagues from the EVEN Hotel Pittsburgh Downtown, US, supporting a community food bank during Giving for Good month. 2 Our Atlanta-based interns embody IHG’s commitment to developing the next generation of hospitality leaders and strengthening local communities. 3 Amina, Nutrition Assistant at Action Against Hunger, assisting women in the preparation of tom brown porridge that improves children’s health. Bagarawa, Sokoto State, Nigeria. 3 2 Our planet Carbon and energy: Reduce our energy use and carbon emissions in line with climate science – D– Implement a 2030 science-based target that delivers 46% absolute reduction in carbon dioxide emissions from our franchised, managed and owned & leased hotels. – Target 100% new-build hotels to operate at very low/zero carbon emissions by 2030. – Maximise/optimise the role of renewable energy. Contributing to the following UN SDGs Carbon and energy By taking action on climate change, we can reduce our environmental footprint, strengthen resilience to future risks and meet growing demands from guests, owners, investors and colleagues for action in this area. Our emissions reduction plan focuses on three key areas based on what IHG can control and influence: implementing energy efficiency measures in hotels; pioneering low- carbon hotels; and supporting hotels to source renewable energy. Our asset-light business model means that almost all of our hotels are owned by third parties, with just over half of the emissions under our carbon target generated by franchisees who manage and operate their properties independently. We are committed to supporting owners – many of whom are small businesses – to decarbonise and improve operational efficiency by providing a wide range of tools and resources. For example, our Hotel Energy Reduction Opportunities (HERO) tool benchmarks an individual hotel against other IHG hotels of the same brand, region and climate zone and analyses where the hotel’s energy is being consumed. It is then able to make customised suggestions on which energy conservation measures (ECMs) are most appropriate for that hotel and provides approximate costs, savings and payback periods to support forward capital planning. Our 2025 performance In 2021, we set a target to reduce absolute Scope 1, 2, and 3 (including energy from FERA and franchised hotels) by 46% by 2030 from a 2019 baseline – a goal validated by the Science Based Targets initiative (SBTi). Our ongoing commitment to actions driving energy reduction and decarbonisation has delivered a 10.2% reduction in energy consumption per available room and a 11.0% reduction in carbon emissions per available room in 2025 compared with 2019. Last year, we reported that we were off track to meet our 2030 target and this continues to be the case in 2025 due to the continued lack of a clean energy infrastructure in many of our markets, alongside the successful opening of more hotels globally. This means total carbon emissions are up 7.7% since 2019.a As we review our future carbon target, we are considering the evolving landscape of sustainability standards, including updates to carbon accounting, target validation criteria from third parties and emerging technologies. Maintaining focus on where IHG can drive and influence decarbonisation will be critical to shaping strategies that remain relevant and effective across all regions and communities we serve. This work will be completed during 2026. We remain committed to supporting hotel owners in reducing their energy consumption and carbon emissions. While our programmes will take time to scale, the actions we are implementing today will enhance operational efficiency across IHG hotels and position us for accelerated decarbonisation when market conditions become more favourable. + See pages 82 to 83 for detailed energy and carbon data, and page 83 for our data methodology statement. Implementing energy efficiency measures in hotels In 2025, we continued to integrate ECMs into our brand standards, prioritising those with paybacks under five years and developing additional standards for specific regions and segments. Over the past four years, 18 ECMs have been incorporated, targeting kitchens, heating and cooling, lighting and swimming pools. Almost 95% of our managed, owned & leased hotels have now been upgraded with LED lighting and water-efficient fixtures, including back-of-house areas. By making these replacements in all hotels we are delivering significant energy and water savings without compromising guest experience. To drive further action, every hotel is also assigned customised annual energy reduction targets, tailored to its brand, region and climate zone, and performance is monitored as part of broader hotel metrics. 70 IHG Annual Report and Form 20-F 2025 Being a responsible business continued Our people Our communities Carbon and energy Waste Water a. All figures are restated annually (see page 82 to 83). Given 2025 revisions, performance trends should be assessed using only the restated figures in this report. Pioneering low-carbon hotels To support the future development of IHG hotels, we are focused on testing, learning and sharing insights on innovative approaches that can accelerate our efforts and inspire broader adoption of carbon reduction practices across our estate. In 2025, we celebrated one year of our Low Carbon Pioneers programme, which brings together energy-efficient hotels that do not combust fossil fuels on site and are powered by renewable energy. We expanded this network to include hotels across Asia, Europe and the Americas. This provides more sustainable choices for corporate clients and leisure guests, while enabling us to test, learn and share insights on what works in practice. In our Americas region, we are supporting owners that are opening new hotels for select brands by working alongside architects during the design phase to provide low-carbon options of prototypes for hotel designs. Supporting hotels source renewable energy Helping hotels access renewable energy can enable them to quickly reduce emissions, particularly in regions with carbon-intensive electricity grids. While most of our hotels operate under franchise agreements, and therefore purchase their own energy, we strive to help hotels access renewable energy solutions where we can, including connecting them with Community Solar programmes in select US markets. Where credible renewable energy markets exist, we assist our managed hotels in negotiating renewable electricity contracts. In addition, several of our global offices, including our headquarters in Windsor in the UK and Atlanta in the US, are procuring 100% renewable electricity. We continue to explore the delivery of a broader renewable energy programme that can be accessed by a wider range of our hotels. In Greater China, we undertook a feasibility survey this year before launching a number of pilots for renewable energy contracts. In the US, continued efforts have been focused on the development of resources to support hotels interested in exploring on-site solar opportunities. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 71 1 Our Meeting for Good programme was named the 2025 Gold Medal winner in Northstar’s Stella Awards for the Best Sustainability Initiative. 2 In partnership with Zeal Hotels and Valor Hospitality, we opened voco Zeal Exeter Science Park in the UK, our first branded hotel designed to reach net zero operational and embodied carbon. The hotel is designed to operate entirely on renewable energy and is part of our Low Carbon Pioneers programme. 2 1 Waste: Pioneering the transformation to a minimal waste hospitality industry – D– Eliminate single-use items, or move to reusable or recyclable alternatives across the guest stay. – Minimise food going to waste through a ‘prevent, donate, divert’ plan. – Collaborate to achieve circular solutions for major hotel commodity items. Contributing to the following UN SDGs Waste We recognise the importance of reducing, reusing and recycling wherever possible. Key waste streams in our industry include food service and single-use items, and this year we have continued to advance efforts across our three regions to reduce our impact in these areas. Eliminating single-use items Hotels are supported through access to a Single-Use Items Toolkit, which provides guidance on reducing, reusing, replacing and recycling single-use items. This resource is available to our hotels globally and includes brand examples and insights tailored to properties operating with varied waste-management infrastructures. In our EMEAA hotels, guest-facing communications complement this approach, and certain guest room amenities, such as combs and toothbrushes, are now provided on request rather than placed in every room, helping to reduce unnecessary waste. This approach is further supported in Greater China, where the expansion of our partnership with Ant Forest to nearly 480 hotels enables guests to forgo selected amenities in exchange for green points that contribute to tree-planting programmes. Brand standards continue to strengthen our approach to reducing plastic waste. This year, standards eliminating plastic water bottles from guestrooms, meetings and events were extended beyond European hotels to properties in Australia, New Zealand, Singapore, Japan, Saudi Arabia and the UAE. A further brand standard was introduced to remove plastic bin liners from guest bedrooms in our EMEAA region. Circular solutions We recognise that products provided to guests staying in our hotels can collectively generate large amounts of waste if not reused or recycled. We therefore aim to embed circular economy principles by procuring products that incorporate recycled content or make sure items can be put to good use once they leave our hotels. Across our regions, hotels partner with innovative organisations to create circular solutions that reduce waste, drawing on a range of approaches tailored to different products, materials and local needs. In the US, owners can access our Renew, Renovate, Recover (3RE) playbook, which supports the handling of major commodity items during refurbishments and helps identify partners that can refurbish or repurpose equipment. In 2025, for example, more than 100 US hotels participated in a decommissioning programme for packaged terminal air conditioners, with over 2,000 units diverted from landfill upon replacement. Other initiatives across our regions include exploring recycling and reuse options, from coffee-capsule recycling and food-waste diversion to integrating recycled content into products ranging from upholstery to uniforms. Food waste To effectively combat food waste, we have implemented a comprehensive approach that focuses on training, monitoring, reducing waste at the source and donating surplus food whenever possible. Since launching our global food waste e-learning module in 2022, it has been accessed by more than 2,700 hotels with over 85,000 courses completed. This year, we updated it with user experience enhancements, additional context and actionable guidance to further engage and help hotel teams reduce food waste. The refreshed module will be launched in 2026. In 2025, we continued to transition Holiday Inn Express hotels in the US and Canada to bulk condiments within their Express Start breakfast bars, helping to reduce the number of single-use plastic items and limit food waste. Additionally, we focus on supporting our hotels to divert surplus food from going to waste. In the US, several hotels have piloted initiatives with surplus-food recovery organisations to support local communities through waste-diversion efforts, and in EMEAA we launched new guidance for hotels on donating and diverting surplus food. We also continued our collaboration with the Too Good To Go app across more than 100 hotels in the UK, saving over 110,000 meals from going to waste. In Greater China, more than 50 hotels now work with the third-party platform Xishi Magic Bag, connecting them with customers who purchase unsold food and helping to avoid more than 12 tonnes of food waste, with additional hotels expected to join soon. + For more details on how we support our communities through food redistribution initiatives, please see page 69. 72 IHG Annual Report and Form 20-F 2025 Being a responsible business continued Our planet continued Our people Our communities Carbon and energy Waste Water

Water: Conserving water and helping secure water access in those areas at greatest risk – D– Implement tools to reduce the water footprint of our hotels. – Mitigate water risk through stakeholder collaboration to deliver water stewardship at basin level. – Collaborate to ensure adequate water, sanitation and hygiene (WASH) conditions for our operating communities. Contributing to the following UN SDGs Water Running our hotels can require significant volumes of water, so it’s critical we support them to use water efficiently, particularly those hotels located in areas experiencing high water stress or drought risk. Since 2019, we have been part of the UN CEO Water Mandate, which represents a commitment to six principles aimed at mobilising business leaders around water, sanitation and the UN SDGs. As part of our involvement, we remained members of the Water Resilience Coalition, which seeks to prioritise global water stress on the corporate agenda and preserve the world’s freshwater resources through collaborative efforts. Mitigating water risks To assess water risks at all hotel locations based on usage-to-supply ratios, we use the World Resources Institute Aqueduct Water Risk Atlas. We disclose this information in accordance with the Sustainability Accounting Standards Board framework, which includes details on water use in regions facing extreme and high water scarcity. Reducing water use We have continued to drive installation of high-efficiency aerated showerheads and taps across our hotels. Almost 95% of our managed, owned & leased hotels this year have now adopted these measures to reduce water use. Our Greener Stay Initiative allows guests to forgo daily housekeeping and reuse linen and towels in return for IHG One Rewards points, which helps to reduce water and energy consumption. This year we launched a new water conservation guidebook for hotels in both our Americas and EMEAA regions. The guidebook provides advice on establishing a culture of water conservation within a hotel, as well as understanding the utilities and billing structure. The guidebook also shares operational best practices and enhancements that drive water efficiency across different areas of the hotel, encompassing: plumbing; food and beverage; housekeeping and laundry; pool and heating; and cooling systems and landscaping. In our Americas region, we have also been developing resources, running pilots and gathering case studies on water-saving technologies to support engagement with hotels. In 2025, our water intensity (m³ of water use per available room) decreased by 1.7% compared with 2019. We anticipate that as we implement water efficiency brand standards across our hotels, this improvement in water efficiency will continue to grow. For detailed water data, please refer to page 7 of our 2025 ESG Databook. At the local level, hotels across our estate are also taking action to conserve water and engage with local conservation charities. For more on the other ways we support our communities, see page 68. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 73 Our people Our communities Carbon and energy Waste Water 1 Our voco Brussels City North hotel in Belgium has installed an innovative system that collects and treats shower water from guestrooms, helping the hotel reduce water use and associated costs. 1 How IHG is helping hotels reduce their environmental impact We are committed to working closely with our owners, many of whom are small business owners, to support their efforts in reducing their environmental impacts, decarbonising their properties and improving operational efficiency. Choosing to partner with IHG offers our hotel owners access to the following tools and resources to build their knowledge, skills and awareness of ways to reduce their hotel energy consumption and reduce water and waste. Tools and resources to help our owners Environmental management platform and data collection Every IHG hotel has access to our IHG Green Engage system, which enables hotel teams to measure and report energy, water and waste data. Hotels are set annual energy reduction targets, and we continue to invest in data acquisition solutions, including centralised utility data feeds developed with specialist partners, which send usage data directly into Green Engage to improve accuracy and strengthen hotels’ ability to respond to client information requests. Energy and carbon reduction training, tools and incentives IHG provides resources to help hotels identify and implement energy-efficiency measures. E-learning modules outline practical actions to reduce consumption, and the HERO tool gives building-specific recommendations for energy conservation measures, including indicative costs, savings and payback periods, supported by guides and case studies. Hotels are also supported to identify financial incentives, including tax-incentive and utility-rebate reports in the Americas and an ‘energy-efficiency- as-a-service’ option that finances and installs energy conservation measures with shared savings. Water and waste reduction resources Food waste training modules and supporting materials, such as tracking tools and surplus food rescue guidance, help teams apply practical steps aligned with our “Prevent, Donate, Divert” approach. Hotels in several regions have access to guidance to reduce water use and associated costs. Helping communicate sustainability to guests Hotels receive practical support to make their sustainability work visible to guests. Resources include support for achieving green certifications, with guidance on requirements and discounted fees through partnerships with Green Key and Green Key Global. Step-by-step instructions help hotels enrol in Meeting for Good, our sustainable meetings programme, and communication toolkits and an online advisory tool enable hotels to communicate initiatives confidently. Engagement is further reinforced through networks of hotel-based champions. Community impact resources Hotels can draw on a range of practical resources to deliver community initiatives. These include the Action Against Hunger partnership toolkit, the Community Tracker guide for consistent reporting of volunteering and donations, and “Activities in a Box” materials that help teams run impactful, locally relevant projects. 74 IHG Annual Report and Form 20-F 2025 Being a responsible business continued Our people Our communities Carbon and energy Waste Water Our ambition In 2021, we set an ambition to reduce absolute Scope 1, 2, and 3 emissions (including those from FERA and franchised hotels) by 46% by 2030 from a 2019 base year. This target received validation from the Science Based Targets initiative (SBTi) to align with climate science. Please see the carbon and energy section on page 70 for an overview of our performance against this target. Reducing our emissions While programmes will take time to scale and achieving our target relies on the adoption of clean energy infrastructure in many of our markets, actions are underway to improve hotel operational efficiency and position IHG for accelerated decarbonisation when market conditions allow. Since setting our target, we have mapped what it would take to achieve it, identified key initiatives and focused on areas we can control and influence. Integrating governance and performance Oversight sits with the Chief Sustainability Officer, who reports to the Executive Committee and the Responsible Business Committee. We embed accountability by integrating annual energy reduction targets into hotel performance, tailored by region, brand and climate zone. These are supported by compliance expectations and a focus on verifiable data to strengthen transparency. We also reinforce our commitments by incorporating carbon measures into the LTIP for Executive Directors and senior leaders. Together, these elements create a coherent approach that seeks to drive meaningful change across the business. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 75 2025 Transition Plan Implementing energy efficiency measures in hotels 1 2 3 Pioneering low- carbon hotels Supporting hotels to source renewable energy Plan Act Scale Short-termOur Transition Plan Mid-term 2019 2030 – Energy and carbon modelling to identify decarbonisation pathways and that integrate business growth plans. – Return on investment analysis of energy efficiency measures, considering regional market variations. – Develop a definition of a very low or zero operational carbon building to guide development of future IHG hotels. – Understanding availability of renewable energy at scale. – Implementing energy conservation measures in all existing and new-build hotels, prioritising those requiring minimal resources or with a return on investment under five years, supported by brand standards, hotel-level energy metric and LTIP remuneration targets for Executive Directors and senior leaders. – Investing in tools and training, such as the HERO tool and the Green Engage platform, to help owners with decarbonisation initiatives. – Development of our Low Carbon Pioneers programme to increase the number of hotels that operate at very low or zero carbon to help us test, learn and share findings on carbon reduction measures. – Transitioning to renewable energy through mechanisms such as green tariffs, community solar and on-site renewable generation, where commercially viable. – Identifying financial mechanisms to support widespread adoption of on-site and off-site renewables. – Continue to increase hotel adoption of ECMs. – Partner with organisations that can incentivise hotel owners to adopt ECMs with longer payback periods. Explore innovative new ECMs and adopt as and when the technology becomes available. – Test, learn and share findings to promote the wider adoption of carbon reduction practices, and increase the number of hotels operating at very low or zero carbon. – Scale access and adoption of renewable energy as markets deregulate. Primary decarbonisation levers The external landscape As a global leader in the hospitality industry, IHG is committed to driving sustainability and decarbonisation efforts across our operations. Reducing energy use and carbon emissions is important to supporting our strategy, enhancing resilience and meeting the expectations of guests, investors and wider stakeholders. Our fee-based, asset-light business model enables the rapid growth of our hotel estate and delivers higher returns with lower economic risk. However, it also means we have limited direct control over many of the emissions generated across our business. We engage owners and key external stakeholders, supporting hotels to reduce operational costs, improve performance and meet evolving sustainability expectations. This includes working with industry bodies such as the World Sustainable Hospitality Alliance (WSHA), the Global Business Travel Association (GBTA) and the World Travel & Tourism Council (WTTC) to help shape shared standards and accelerate decarbonisation across the sector. For example, IHG has supported the WSHA with developing the industry’s Pathway to Net Positive Hospitality and tools for measuring sustainability. IHG is also a founding member of the HARP, which aims to improve supplier sustainability by fostering collaboration with trading partners, increasing transparency and scaling positive impact across the industry’s value chains, underpinned by appropriate governance and compliance controls. Many of the countries in which we operate do not have national net-zero policies, which are critical for providing the infrastructure, incentives and regulatory certainty needed to support progress towards our decarbonisation target. The key external macro- and industry-level factors influencing the pace at which IHG can decarbonise are outlined below. Macro factors Energy infrastructure Energy costs and electricity price differentials influence how attractive energy-efficiency improvements are, and determine the viability speed and payback period of hotel electrification. Availability of renewable energy sources and grid capacity for clean energy adoption impact decarbonisation. National regulations National and local environmental laws, taxes and standards can have a significant impact on the pace and scope of the achievement of our carbon reduction commitments. Economic outlook Spend by consumers on travel continues to be an area of resilient discretionary spending, and is dependent on the global macro- economic outlook. Hotel owners’ willingness to invest in initiatives is impacted by growth conditions in the global hotel industry. Industry factors High cost of retrofits Retrofitting buildings for energy efficiency (such as through heating, ventilation and air conditioning (HVAC), lighting or insulation upgrades or on- site renewable energy installations) can be costly and disruptive, slowing decarbonisation efforts. Carbon accounting standards Current lack of clarity and confidence in future carbon accounting and certification rules, such as the use of market-based solutions like Renewable Energy Certificates, inhibits effective business planning. Employee turnover The hotel industry faces high employee turnover, making it harder to maintain consistent sustainability practices with high levels of retraining required. Value chain factors Franchise business model Many hotel franchisees are small business owners with limited resources and access to credit, making it harder to invest in costly decarbonisation efforts. They might not face the same regulatory or investor expectations concerning carbon performance as IHG does. Owner investment decisions Even within the franchise model, the pace of decarbonisation depends heavily on whether individual property owners choose to invest in energy efficiency upgrades. These decisions are influenced by local economics, access to finance and competing priorities, and IHG can only encourage rather than mandate them. Market demand Guest preferences for sustainable practices and eco-friendly products and services can impact the pace at which a business decarbonises. 76 IHG Annual Report and Form 20-F 2025 Being a responsible business continued 2025 Transition Plan continued

Compliance with Listing Rule 6.6.6R(8) Our Task Force on Climate-related Financial Disclosures (TCFD) reporting for 2025 is integrated into our Annual Report, and is consistent with the Companies Act 2006 requirements s414CA and 414CB and the London Stock Exchange Listing Rule 6.6.6R(8). This includes consistency with all 11 TCFD recommendations and with the Guidance for All Sectors. The disclosures are supplemented by additional content within the 2025 ESG Databook. Governance Board oversight of climate-related risks and opportunities The Board retains ultimate responsibility for the Group’s strategy, including decarbonisation, and ensures effective controls and risk management systems are in place. Management is accountable for identifying and addressing climate- related risks and opportunities, as well as for delivering on climate targets. Climate- related matters are reviewed quarterly by the Board and its Committees, and are embedded in annual strategy sessions, risk reviews and budget planning. These discussions include updates on progress against carbon reduction commitments, climate risks and opportunities, and implications for financial resilience and capital allocation, where applicable. In line with best practice, the performance and effectiveness of the Board and its Committees are carefully reviewed each year through a formal evaluation process. The Board’s overall effectiveness considers Board composition, including knowledge, experience and competencies, and succession planning (see page 127). Details of Board and Committee membership and attendance for 2025 are provided on page 117. Individual Board reports, outlining key duties, Committee roles, focus areas and activities during the year, can be found on pages 128 to 139. We recognise the importance of stakeholder perspectives in Board decision-making, and further information on how Directors have had regard to these, is provided in the Section 172 statement (pages 124 to 125) and in our stakeholder engagement disclosures (pages 44 to 45). Climate-related responsibilities are integrated across all Board Committees: – Audit Committee: Oversees climate-related risks as part of the annual risk cycle, monitors assurance and data integrity for financial and non-financial disclosures and considers the potential impact of climate change on financial position. – Responsible Business Committee: Advises on responsible business strategy, including climate change, and monitors progress against our Journey to Tomorrow goals and Transition Plan. Provides recommendations and reports on carbon-related LTIP measures to the Remuneration Committee. – Remuneration Committee: Embeds climate accountability at senior levels through LTIP measures linked to carbon targets. – Nomination Committee: In line with UK corporate governance principles, the Committee reviews the composition of the Board and its Principal Committees, evaluating the balance of skills, experience, independence and knowledge. Management’s role in assessing and managing climate-related risks and opportunities IHG’s governance structure embeds climate-related risks and opportunities, including decarbonisation as a key mitigation strategy, into strategic planning and risk management processes. – Executive Committee: Holds overall responsibility for managing climate- related risks and opportunities within IHG’s strategic objectives and risk framework, including oversight of our decarbonisation strategy. Accountability is reinforced through Executive Committee Sponsors, the CFO and EVP of Global Corporate Affairs, who sponsor the principal risk relating to climate change, receive updates twice a year and report to the Board as required. – ESG Risk & Reporting Steering Committee: Senior leaders from finance, legal, risk and corporate responsibility oversee identification and assessment of climate-related risks and opportunities, integrate scenario analysis into planning and monitor progress against climate risk objectives. The Committee meets quarterly and reports to the Executive Committee as needed. – Regional Environment Steering Committees: These committees tailor decarbonisation and environmental strategies to regional contexts and oversee implementation across operations. They meet quarterly. Strategy IHG’s long-term success relies on the sustainability of our operations, the resilience of our supply chain and effective management of risks that could impact our business model and performance, including those related to climate change. As a major global hospitality company, we recognise the important role we play in addressing climate-related impacts. Overview of climate-related risks and opportunities IHG has identified a range of climate- related risks and opportunities across short-, medium- and long-term horizons that could potentially have a material impact on IHG. Key risks include transition risks associated with decarbonisation expectations and changing consumer preferences, as well as physical risks from acute weather events and chronic changes in climate patterns. Potential opportunities include enhancing operational efficiency, strengthening reputation and providing carbon efficient hotels aligned with a low- carbon economy. See table on page 79 to 80 for more details on these risks and opportunities. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 77 Managing climate risks and opportunities To determine which climate-related risks and opportunities could have a material financial impact on IHG, we follow a process aligned with our principal risk management framework (see pages 46 to 48 for more details). This includes: 1. horizon scanning of regulatory trends, stakeholder expectations and market developments; 2. financial materiality screening, which constitutes a holistic assessment based on the potential impact across the following parameters: operating profit impact, reputational impact, operational impact, and impact to investment-grade credit rating; and 3. regular review and governance oversight, with updates provided to senior leadership and the Board as part of our principal risk reporting cycle. This process ensures that climate- related risks and opportunities are prioritised based on their likelihood, potential impact and relevance to IHG’s long-term value creation. Impacts of climate-related risks and opportunities Climate-related risks and opportunities could affect IHG’s business model, strategic priorities and financial planning, if unmitigated. Transition risks may impact reputation, and operational efficiency, while physical risks could disrupt hotel operations, supply chains and resource availability. These factors could influence long term shareholder value, requiring ongoing adaptation of our strategy, investment in decarbonisation and mitigation measures, and integration into capital allocation. Based on current analysis, these risks are not assessed as material to IHG’s financial performance at present; however, they could become material over the long-term if unmitigated. We recognise that certainty over the scale and timing of these impacts is inherently challenging, and therefore integrate these considerations into our strategic planning and risk management. Our management strategies aim to proactively address these risks and opportunities as circumstances evolve. To see how IHG integrates this information into key decision making, see ‘Integration into overall risk management’ on page 81 and ‘Management of climate-related risks and opportunities’ on page 80. Given our asset-light model, we believe our strategic approach is well suited to address these challenges and maximise associated opportunities. ‘Care for our people, communities and planet’ is one of IHG’s four key strategic pillars and is delivered through our Journey to Tomorrow responsible business plan. Within this, our Transition Plan (see pages 75 to 76) sets out practical actions to advance our decarbonisation goals, including improving energy efficiency, supporting hotels to source renewable energy and expanding our Low Carbon Pioneers programme. It also recognises external challenges, such as evolving regulations, market dynamics and infrastructure availability, that influence the pace at which we can achieve our targets. For 2025 performance and progress against the target, see pages 70 to 71. Resilience of IHG’s strategy to climate-related risks and opportunities IHG’s strategy is tested for resilience under a range of climate scenarios. In accordance with TCFD recommendations, we’ve assessed climate risks and opportunities against (1) transition risks: related to the transition to a low-carbon economy, and (2) physical risks: related to the physical impacts of climate change in our three regions (Americas, EMEAA and Greater China). To assess potential transition impacts, we have used the International Institute for Applied Systems Analysis’ Shared Socioeconomic Pathways to capture how societal, economic and technological trends could evolve under three selected temperature rise scenarios. Climate risk time horizons Description Short (1–5 years) Our short-term horizon encompasses our financial going concern and viability statement assessments, along with our budget-setting timeline. Our hotel energy performance targets are also aligned to this timeframe. Medium (6–15 years) Our medium-term time horizon reflects the Group Long Range Plan time horizon from a strategic planning perspective. Long (16–30 years) A long-term time horizon of up to 30 years aligns with national government policy and regulatory timeframes: For example, the UK’s 2050 net-zero target and global climate agreements. It also reflects the longer-term nature of the contracts we sign with our owners. To assess potential physical impacts, we have aligned the temperature rise scenarios in our analysis with the Intergovernmental Panel on Climate Change’s 1.5°C, 2°C and 4°C aligned Representative Concentration Pathways (RCPs) 2.6, 4.5 and 8.5, respectively. These scenarios were selected to capture a range of plausible futures, from ambitious global decarbonisation (1.5°C and 2°C) to higher physical climate risk (4°C), enabling IHG to assess the resilience of its strategy under both transition and physical risk conditions relevant to our global operations and stakeholder expectations. The analysis uses the same boundaries, definitions and calculation methods as our GHG reporting methodology (see page 83), ensuring assumptions and estimates are consistent, transparent and based on verified data. Our strategy is designed to remain resilient under both transition and physical risks, with adaptive measures and ongoing review ensuring we can respond effectively to a 2°C-or-lower scenario and to increased physical climate-related risks. See the table on pages 79-80 for more details on how we build resilience to address each climate-related risk and opportunity. We have considered these over the short, medium and long term. 78 IHG Annual Report and Form 20-F 2025 Being a responsible business continued Managing climate risks and opportunities continued IHG’s climate-related risks and opportunities, if unmitigated Risk/opportunity 1: IHG’s ability to decarbonise in line with stakeholder expectations Potential short-term (1–5 years) impact under a 1.5°C scenario, if unmitigated Failure to decarbonise in line with stakeholder expectations could create reputational risk, especially under a 1.5°C scenario, and extend into the medium/long term if progress lags competitors. Under a 4°C scenario, the reputational risk diminishes as broader failure to meet targets becomes more common. Market: Stakeholder perceptions may influence investor decisions, potentially impacting our inclusion in sustainability indices and therefore overall attractiveness to investors, and access to certain financing. It’s possible that some franchisees might be less willing to partner with us, which could lead to lower system growth over the long term. Based on current investor feedback, and performance in sustainability indices, we are not seeing a material reputational impact at the Group level. However, we continue to listen closely to owners and operational teams to understand how this risk may manifest in our communities at a regional or local level, and take appropriate action to mitigate its impact. Policy and legal: The ability of governments to implement policies and plans to implement their climate commitments significantly influences the pace at which IHG can decarbonise. Current regulatory frameworks are not fully aligned to support business decarbonisation, which is negatively impacting progress against our target. Given this is outside our direct control, we are not seeing it result in a negative reputational impact for our business, but we remain committed to supporting hotel owners in reducing energy consumption and carbon emissions, and continue to engage with policymakers and industry partners to help drive alignment and accelerate progress. By taking action to decarbonise and reduce our environmental impact, we help our hotel owners manage rising operational costs, create more secure supply chains and reduce financial risks linked to climate change, while strengthening IHG’s reputation. Our predominantly asset-light business model means that the majority of our hotels are owned by third parties, so we work closely with hotel owners and their teams to lower energy use and carbon emissions. These efforts are embedded within IHG’s strategic priority to ‘Care for our people, communities and planet’. We actively engage with our stakeholders, maintain transparency in our reporting and provide a wide range of resources, guidance and training to support our hotels in reducing their carbon emissions. Our programmes will require time to scale, the actions we are taking today will improve operational efficiency of our buildings and prepare us for accelerated decarbonisation once local market factors, such as renewable energy support for electricity grids, are more favourable. We continue to track stakeholder perceptions in this area. Risk/opportunity 2: Changing consumer preferences towards sustainable travel Potential short-term (1–5 years) impact under a 1.5°C scenario, if unmitigated Market: Growing demand for sustainable travel could affect IHG’s financial performance positively or negatively, depending on our ability to adapt. The impact is likely greater under a 1.5°C scenario, which assumes faster, stricter decarbonisation measures and stronger consumer expectations and regulatory pressure than 2°C or 4°C pathways. Our analysis of potential financial impacts considers how travel behaviour could change across different business segments. It indicates that our corporate customer segment may be most exposed if business travel is included in customer carbon reduction targets. Using publicly available data, we modelled how demand for business travel could be affected under different climate pathways, based on the carbon reduction commitments of companies that use our hotels. While this is a useful indicator, we cannot form a direct correlation to future travel behaviour as sustainability is one of many factors that influence travel decisions, and it is not possible to isolate the impact that each one has individually. We do not have sufficient evidence to suggest that corporate clients are actively reducing travel in a meaningful way to meet emissions goals, and it is not yet clear what role carbon offsets will play in individual strategies. Given IHG's asset-light, fee-based business model, we do not see a material impact from this risk at the Group level at present. We will continue to monitor this risk as market behaviours and regulations evolve. Understanding guest preferences and expectations is central to IHG’s long-term success. To meet evolving expectations for sustainable travel, we are committed to reducing the environmental impact of our hotels by providing training, tools and resources, alongside fostering innovation through cross-industry partnerships. We work closely with owners to ensure guests are informed about sustainability initiatives and can make choices that align with their values. In 2025 we continued to expand our Low Carbon Pioneers programme, promoted our Greener Stay initiative, supported hotels with third-party sustainability certifications and advanced our award-winning Meeting for Good programme to address demand for sustainable options. We track corporate customer requests for sustainability related information. We acknowledge the need to analyse other components of this risk to determine its overall materiality, including corporate and leisure consumer preferences for sustainable stays. While we cannot discount the risk of leisure travellers making more sustainable travel choices, there is currently insufficient evidence to suggest that this is a significant factor in decision-making. As more external data becomes available, we will explore other components of this risk and continue to refine our assumptions and modelling of the medium- and long-term risk. Unmitigated potential risks and opportunities IHG’s risk management and strategic response to build business resilience Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 79 + See page 71 for more on our Low Carbon Pioneer programme. + Our decarbonisation strategy and Transition Plan, outlined on pages 75 to 76, detail our actions, dependencies and progress towards our decarbonisation target. Risk 3: Increased frequency and severity of extreme weather events Potential long-term (16–30 years) impact under a 2°C and 4°C scenario, if unmitigated Acute: Rising global temperatures and the resulting increase in the frequency and severity of extreme weather events creates an inherent risk of disruption to IHG hotel operations, worsening under a 4°C scenario. Disruptions from such events could impact hotel revenues (and the fee income received by IHG), potentially reducing the appeal of the hotel industry to owners in specific locations. Additionally, IHG may face reputational risks if we do not respond effectively to these events or provide adequate support to affected owners and communities. In 2025, we completed further analysis to understand how certain acute physical risks might change in the future and how they could impact our operations. Hotel-level analysis indicates that there could be significant increases in incidences of severe storms in the US, China and Southeast Asia by 2050. While these could impact revenue and owner returns at individual hotels, our preliminary financial analysis to date suggests that our asset-light franchise model and global footprint means that, on an aggregated basis, this risk is unlikely to have a material financial impact to IHG at the Group level. We are proud to support our communities in times of need. With the increasing impacts of climate change being felt globally, we continue to work with humanitarian aid partners to assist with relief and recovery efforts. Our enterprise-wide approach to business resilience planning includes identifying risks, ensuring readiness, responding effectively and facilitating recovery from operational disruptions. We support hotels and surrounding communities in the aftermath of natural disasters through our humanitarian aid partners, the Disaster Colleague Assistance Fund and natural disaster guides. We also track in-year trading impacts from extreme weather events to inform planning and response. Risk 4: Significant changes in long-term weather patterns Potential long-term (16–30 years) impact under a 2°C and 4°C scenario, if unmitigated Chronic: As global temperatures rise, chronic physical risks, such as persistent changes in weather patterns, are expected to intensify, particularly under higher temperature scenarios. These changes could lead to higher operating costs for hotel owners, shifts in customer travel patterns and disruptions in resource availability due to population migration and supply chain disruption. In 2025 we updated our analysis to improve our understanding of the significance of this chronic risk. We have focused on the potential impact of long-term temperature change on energy usage in hotels through increased and/or cooling demands. Our analysis identified that IHG’s hotel locations are more exposed to long-term persistent chronic climate risks than to short-term acute shocks. Significant risks include heat stress in Southeast Asia, the UAE, China and India, and water stress in regions such as the US, China, Australia, Mexico and Saudi Arabia. Extreme temperature, prolonged heatwaves and heavy rainfall are expected to increase under a 4°C scenario (RCP 8.5) to 2030 and 2050. While this could impact revenue and owner returns at individual hotels, our financial analysis to date suggests that our asset-light franchise model and global footprint means that, on an aggregated basis, this risk is unlikely to have a material financial impact to IHG at the Group level. We support our hotel owners in implementing efficient building practices, including energy and water efficiency and the use of renewable energy sources, to reduce reliance on resources and strengthen hotel resilience. In water management, we guide owners on adhering to brand standards for efficiency, such as installing low-flow fixtures. In drought-affected areas, hotels are bound by local water restrictions, with examples of hotels implementing desalination and working with local conservation charities and communities. We monitor and report on water withdrawal in water-stressed areas, and our regional teams incorporate their understanding of local water stress into hotel engagement, using these insights to tailor water-conservation guidance and help properties respond to associated water-management challenges. Unmitigated potential risks and opportunities IHG’s risk management and strategic response to build business resilience Risk management Identifying and assessing IHG’s climate-related risks and opportunities We identify climate-related risks and opportunities through regular horizon scanning of regulatory trends, stakeholder engagement, benchmarking against peers and scenario analysis. Risks are assessed for their potential to materially affect IHG’s revenue, costs or reputation across short-, medium- and long-term horizons. Climate risks are assessed using the same criteria as other enterprise risks, with definitions aligned to our enterprise risk management standards. A key part of this process is determining their relative significance compared to other principal risks, including consideration of existing and emerging regulatory requirements. Management of climate-related risks and opportunities We manage climate-related risks through mitigation (e.g., decarbonisation initiatives, operational efficiency improvements), transfer (e.g., insurance), acceptance (where risks are immaterial or unavoidable), and control (e.g., regulatory compliance). Decisions on whether to mitigate, transfer, accept or control climate-related risks are informed by scenario analysis and financial materiality screening, considering potential impacts on revenue, costs and operations across short-, medium- and long-term horizons. Both transition risks (such as regulatory changes and carbon pricing) and physical risks 80 IHG Annual Report and Form 20-F 2025 Being a responsible business continued Managing climate risks and opportunities continued + For more information on our disaster response efforts, see page 69. + See pages 73 for more details on our Journey to Tomorrow water commitments and 2025 ESG Databook for water data.

(such as extreme weather and chronic climate shifts) are assessed using consistent criteria within our risk management framework. Prioritisation considers likelihood, potential financial impact and strategic relevance, with oversight by the ESG Risk & Reporting Committee. We continually review these risks and update our assessment as circumstances evolve to ensure effective management. Integration into overall risk management Climate change is one of IHG’s 10 principal risks, and our processes for identifying, assessing and managing these risks are fully integrated into our principal risk management framework. This ensures climate risks are considered alongside other principal risks in strategic planning, capital allocation and operational decisions. Oversight of this process rests with the Executive Committee and the Board. Risk reviews are conducted by the Executive Committee and management teams, supported by our Risk and Assurance team, which holds regular meetings with leaders responsible for assessing and managing risks. These discussions consider uncertainties such as the effect of climate change on hospitality and steps being taken to reduce exposure. We also regularly review and update our risk management processes to reflect emerging best practices, regulatory developments and stakeholder expectations. Pages 79 and 80 outline our current management response to the four potentially material climate risks and opportunities. See page 193 for critical accounting policies and the use of judgements, estimates and assumptions regarding climate change. See the forward-looking statements on page 293. Metrics and targets To help us manage our climate-related risks and opportunities, we have developed metrics and targets in line with TCFD recommended disclosures. Where determination of supplemental metrics and targets are still in progress, or we do not consider the category to be relevant to IHG, we have provided details. GHG emissions and progress against SBT IHG has a Science Based Targets initiative (SBTi)-approved carbon reduction target, with GHG emissions performance reported as a key KPI within this Annual Report (see page 43). We use our carbon footprint – calculated as absolute GHG emissions using the GHG Protocol Corporate Accounting and Reporting Standard – to track progress against this target and our decarbonisation strategy (see pages 70 to 71 for details of the target and progress). Our Transition Plan on pages 75 and 76 outlines the actions, challenges and dependencies involved in meeting this target. + A breakdown of our GHG emissions, intensity metrics and methodology can be found on pages 82 and 83 in our Streamlined Energy and Carbon Reporting (SECR). Remuneration To support our broader growth strategy, as well as our decarbonisation strategy and transition opportunities, we have embedded carbon-related metrics that focus on supporting owners to reduce energy costs and drive better hotel performance into executive remuneration under the Directors’ Remuneration Policy. Our Executive Directors and other senior leaders LTIP include targets relating to the integration of ECMs into brand standards across new-build and existing hotels. We track these measures during the cycle, and we report on achievement in our Directors’ Remuneration Report at the end of each cycle. + Remuneration Policy see ihgplc.com/ investors/corporate-governance/ directors-remuneration-policy + See pages 138 to 161 for more on our Directors’ Remuneration Report. Capital deployment Given the asset-light nature of our business model, we do not consider IHG capital deployment to be a material lever for managing our climate-related risks and opportunities, or for implementing our Transition Plan. For our owned & leased hotels, costs for energy efficiency and carbon reduction are factored into our five-year capital plan. Internal carbon pricing Given that a large portion of our emissions stem from our franchised hotels, where our control is limited, we have determined that a conventional internal carbon price would not be the most impactful decarbonisation mechanism. Consequently, our efforts are directed toward more suitable mechanisms, as outlined in our Transition Plan on pages 75 to 76. External carbon price Our revenue-based fee structure largely insulates us from exposure to carbon pricing legislation. However, we recognise that hotel owners may bear a substantial proportion of any potential carbon costs. To help maintain the long-term appeal of their hotels as investments, we actively support them in decarbonisation efforts. Transition risk and opportunities We track the year-on-year performance of our GHG emissions as our key metric and manage these risks using our carbon reduction target and associated decarbonisation strategy as outlined on pages 75 and 76 of our Transition Plan. We also use bespoke hotel-level energy reduction metrics and targets, as well as our remuneration targets, to drive the uptake of ECMs across our hotels. Other environmental indicators help us to assess our performance against peers, including energy, renewables and water and waste data. As our risk profile evolves, we will review and adapt our metrics to ensure they remain relevant and effective in monitoring and managing climate-related risks and opportunities. Any new metrics will be disclosed when appropriate. + See our environmental performance data in our 2025 ESG Databook on the IHG plc website. Physical risks We have conducted detailed analysis of acute and chronic physical climate risks across IHG’s hotel portfolio, including hotel-level modelling of future extreme weather events and long-term climate shifts. We track operational impacts from severe weather, and our financial analysis indicates these risks are not currently material at Group level, but we continue to refine our metrics and monitoring processes. + See risk table on page 80 for details of the physical risks IHG is most exposed to. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 81 The following table shows our annual GHG performance and accounts for both our GHG emissions and energy use in the UK and globally, in accordance with the Streamlined Energy and Carbon Reporting (SECR) requirements. Every IHG hotel is required to report their monthly energy consumption, and each one is assigned an annual energy reduction target, which is integrated into hotel-level metrics and key performance indicators. This year, we celebrated one year of our Low Carbon Pioneers programme, an industry-first initiative that brings together energy-efficient hotels that do not combust fossil fuels on site and are backed by renewable energy. We continued to embed energy efficiency measures into our brand standards in areas such as kitchens, heating and cooling, and swimming pools. More details of our global actions to reduce carbon and energy can be found in our Transition Plan on pages 75 to 76 alongside our carbon performance. Global energy use (MWh)a 2025 2024 2019 Managed and owned & leased hotels and corporate offices Fuel from boilers, furnaces and generators 1,910,881 1,967,349 1,845,772 Electricity, heat steam and cooling (from non-renewable sources) 4,578,687 4,499,587 3,703,294 Validated renewable electricityb 127,372 38,580 5,114 Franchised hotels Fuel from boilers, furnaces and generators 3,398,480 3,381,307 3,521,279 Electricity, heat steam and cooling (from non-renewable sources) 5,626,020 5,443,206 5,292,981 Validated renewable electricityb 12,944 8,324 2,367 Global Total energy use 15,654,384 15,338,353 14,370,807 UK energy consumption 616,052 609,292 684,588 a. Figures are restated annually (see page 83 for our restatement methodology). 2025 updates include incorporation of historic data from all conversion properties opened after 2019, some of which had previously been excluded, a correction to the available-room denominator used in intensity metrics, and updates to fuel to energy conversions. Performance trends should be assessed using only the restated figures in this report, rather than figures from previous reports. Our underlying methodology remains unchanged. b. Renewable energy purchased or generated by hotels or corporate offices which have provided evidence of a Renewable Energy Certificate. Note: renewable energy use from hotels that do not provide evidence will not be accounted for as renewable. Global GHG emissions (tCO2e)a 2025 2024 2019 (baseline) Managed and owned & leased hotels and corporate offices Scope 1 (fuel from boilers, furnaces and generators) 412,325 430,458 408,063 Scope 2 (electricity, heat, steam and cooling) market-based 2,207,061 2,125,689 1,885,864 Scope 2 (electricity, heat, steam and cooling) location-based 2,199,728 2,111,563 1,879,253 Scope 3 FERA (fuel and energy-related activities) 598,128 581,817 503,267 Franchised hotels Scope 3 Franchise 2,913,383 2,855,817 2,846,396 Scope 3 Franchise FERA 592,662 577,542 601,482 Global Total market-based GHG emissions 6,723,559 6,571,323 6,245,072 UK share of Scope 1 & 2 emissions 10,839 7,745 17,619 a. Figures are restated annually (see page 83 for our restatement methodology). 2025 updates include incorporation of historic data from all conversion properties opened after 2019, some of which had previously been excluded, a correction to the available-room denominator used in intensity metrics, and updates to fuel to energy conversions. Performance trends should be assessed using only the restated figures in this report, rather than figures from previous reports. Our underlying methodology remains unchanged. 82 IHG Annual Report and Form 20-F 2025 Streamlined Energy and Carbon Reporting (SECR) a. IEA: International Energy Agency, USEPA: United States Environmental Protection Agency, DESNZ: Department for Energy Security and Net Zero (UK). Global GHG intensity metrics (tCO2e)a 2025 2024 2019 Managed and owned & leased hotels and corporate offices Total gross revenue ($bn)b 13.0 12.2 12.0 Scope 1 + 2 (market-based) emissions per $1,000 of total gross revenueb 0.2015 0.2095 0.1912 Scope 1 + 2 (market-based) emissions per available room night 0.0258 0.0262 0.0297 Franchised hotelsc Scope 3 Franchise emissions per available room night 0.0112 0.0112 0.0128 Globald Total GHG emissions per available room night 0.0186 0.0187 0.0209 a. Figures are restated annually (see page 83 for our restatement methodology). 2025 updates include incorporation of historic data from all conversion properties opened after 2019, some of which had previously been excluded, a correction to the available-room denominator used in intensity metrics, and updates to fuel to energy conversions. Performance trends should be assessed using only the restated figures in this report, rather than figures from previous reports. Our underlying methodology remains unchanged. b. Denominator is total gross revenue (TGR) associated with our managed hotels and owned & leased hotels only (figure also provided on page 91). c. Excludes FERA emissions. d. Global emissions include all GHG emissions aligned to SBT (incl. Managed FERA and Franchised FERA emissions). Statement of data methodology Reporting period The data reported covers 1 January 2025 to 31 December 2025 and is aligned with IHG’s financial reporting cycle. Scope and boundary approach IHG’s environmental data reporting methodology follows the Greenhouse Gas (GHG) Protocol Corporate Accounting and Reporting Standard which guide how we define organisational and operational boundaries, calculate emissions and apply reporting principles. This supports consistent, transparent and accurate reporting across the Group, providing a reliable basis for performance tracking, verification and disclosure. IHG applies the operational control approach to define the organisational boundary, covering all subsidiaries and facilities over which IHG has operational control. Scope 1 and 2 emissions cover hotels and offices under IHG’s operational control, specifically managed and owned & leased properties and corporate offices. Scope 3 includes indirect emissions from franchised hotels (Category 14: Franchises) and upstream energy- related activities (Category 3: Fuel and Energy-Related Activities). This scope selection aligns with Science Based Targets initiative (SBTi) criteria by focusing on the most material emissions sources and ensuring at least 67% of total Scope 3 emissions are covered. Exclusive partnerships (e.g. Iberostar) are excluded from all reporting scopes. Data collection and reporting All IHG hotels, including managed, franchised and conversion properties, and corporate offices are required to enter monthly energy data into IHG Green Engage™, the Group’s environmental data management system. Where consumption data is unavailable or lacks reliable supporting evidence, data is estimated using (i) the hotel’s own valid historical data, or (ii) representative averages from comparable hotels, based on factors such as brand and region/ climate characteristics. Renewable electricity is recognised only where verified contractual instruments are in place (such as Renewable Energy Certificates, Power Purchase Agreements or certified green energy contracts). To calculate GHG emissions (CO2, N2O, CH4, HFCs), the most recent emissions factors are used from recognised sources including IEA, USEPA, and DESNZa, with all emissions reported in metric tonnes of carbon dioxide equivalent (tCO2e). Restatement methodology Baseline and historical data are reviewed and restated annually to reflect improvements in data quality, updated emission factors, methodological enhancements and portfolio movements (including removing exited hotels and estimating data for relevant conversion properties). Out-of-cycle restatements may be required where a material change is identified, defined as a deviation of 5% or more at Group level for key data points, or where multiple smaller changes collectively have an equivalent impact. Data assurance and verification Energy and carbon data undergo independent limited assurance. The data is verified to ISO 14064-3. The verification statement, available on IHG’s corporate website, confirms no material misstatements were identified for the 2025 reporting year at ihgplc.com/responsible-business. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 83 Section 172 statement Details of how the Directors have had regard to the matters set forth in Section 172(1)(a) to (f) of the Companies Act 2006 are provided in the Section 172 statement on pages 124 to 125. Further details can be found throughout the Strategic and Governance Reports, including in our key stakeholder engagement disclosures on pages 44 and 45. Non-financial and sustainability information statement Non-financial and sustainability information, produced to comply with sections 414CA and 414CB of the Companies Act 2006, including a description of policies, due diligence processes, outcomes and risks and opportunities, can be found as set out below. Internal verification and disclosure controls apply to all information covered in these areas. – Impact of the Company’s activities on the environment on pages 70 to 83. – Social matters on pages 66 to 69. – Anti-corruption and anti-bribery matters on page 57. – Employee matters on pages 62 to 67, 125, 139, 145 to 147 and 159. – Respect for human rights on page 66 and 67. – A description of the Group’s business model on pages 24 to 29. – The Group’s principal risks on pages 48 to 53. – The Group’s KPIs on pages 40 to 43. + See our relevant policies at ihgplc.com/responsible-business Climate-related financial disclosures In accordance with Section 414CB of the UK Companies Act 2006, the required climate-related financial information disclosures can be found integrated throughout the Strategic Report, primarily in the TCFD report on pages 77 to 81. Reporting requirements Page a) Group’s governance for assessing and managing climate-related risks and opportunities 77 and 122 b) How climate-related risks and opportunities are identified, assessed and managed 80 and 81 c) How processes for identifying, assessing and managing climate- related risks are integrated into the overall Group Risk Management 46 to 48, 53, 80 and 81 d) Description of climate-related risks and opportunities, and time periods over which they are assessed 78 e) Impact of the climate-related risks and opportunities on the Group’s business model and strategy 78 to 80 f) Analysis of the resilience of the Group’s business model and strategy (climate-related scenarios) 77 and 78 g) Targets used by the Group to manage climate-related risks and to realise climate-related opportunities 75 h) Key performance indicators (including basis of calculating) used to assess progress against targets identified under (g) 43 and 83 84 IHG Annual Report and Form 20-F 2025 Being a responsible business continued

a. Use of Non-GAAP measures: In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional financial measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures. Further explanation in relation to these measures can be found on pages 107 to 112, and reconciliations to IFRS figures, where they have been adjusted, are on pages 250 to 256. “The power of our enterprise and operating model delivered our growth algorithm, further reinforcing our track record of driving shareholder returns.” Michael Glover Chief Financial Officer In 2025, the revenue increase was driven by a combination of RevPAR growth, the further broadening of our global estate and the expansion of ancillary fee streams. Our asset-light model and focus on cost efficiencies, while continuing to invest for future growth, contributed to strong fee margin and operating profit. Our well- established cash-generative business model and robust balance sheet enabled us to return over $1.1bn to shareholders. Trading performance We reinforced our commitment to enhance the guest experience and drive owner returns through continued investment in our brand portfolio, the markets we operate in, and loyalty and technology platforms. Business, Groups and Leisure demand supported global RevPAR growth of 1.5%, driven by increases in both average daily rate and occupancy. Performance by region varied, although this highlighted the strength of our global footprint: RevPAR in the Americas and EMEAA increased compared to 2024, while Greater China decreased overall but returned to growth in the fourth quarter. RevPAR, together with system and ancillary revenue growth, drove 7% increase in fee business revenue. System growth We achieved the milestone of surpassing one million open rooms globally, reflecting the scale and strength of our broad brand portfolio. Gross openings in the year grew by 6.6% and included the acquisition and rollout of our 20th brand, Ruby. Our continued focus on the quality and consistency of our estate resulted in a removals rate of 2.6%. Combined, these resulted in net system size growth of 4.0% year-on-year. After adjusting for the impact of removing 7,092 rooms previously affiliated with The Venetian Resort Las Vegas, our removals rate was 1.9% and net system size increased by 4.7%. Signings of 102.1k rooms included 6.7k Ruby rooms, of which 5.7k rooms were part of the initial agreement. Conversions represented around half of openings. Operating profit Operating profit increased to $1,198m compared to $1,041m in 2024. Operating profit from reportable segmentsa increased from the prior year by $141m to $1,265m. The combination of strong revenue growth and ongoing cost productivity resulted in a 3.6%pts increase in fee margina to 64.8%. The growth in operating profit was achieved while continuing to reinvest in the business to support future growth. Cash generation and liquidity We generated net cash from operating activities of $898m, and adjusted free cash flowa increased by $238m to $893m, compared to the prior year. During 2025, we returned over $1.1bn to shareholders through a combination of ordinary dividends and share buybacks. We secured a new $1,500m syndicated credit facility and successfully removed the financial covenants associated with the previous facility. Our net debt:adjusted EBITDA ratio at the end of the year finished at 2.5x, within the 2.5–3.0x range we aim to maintain. The Board has proposed a final dividend of 125.9¢, +10% vs 2024, taking the dividend for the year to 184.5¢. The Board has also approved a further share buyback programme to return an additional $950m to shareholders. Our uses of cash remain unchanged: ensuring the business is appropriately invested in to optimise growth; funding a sustainably growing dividend; and then returning excess funds to shareholders. Future growth and 2026 priorities We remain confident in the long-term structural drivers that underpin our industry. We are committed to the ongoing investments in our brands, technology, loyalty and hotel operations. These investments in turn further strengthen our enterprise and support our growth algorithm, to drive sustained value creation and additional shareholder returns. Michael Glover Chief Financial Officer Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 85 Chief Financial Officer’s review Group Income Statement summary 12 months ended 31 December 2025 2024 2025 vs 2024 2023 2024 vs 2023 Re- presenteda Re- presenteda $m $m % change $m % change Revenueb Americas 1,129 1,141 (1.1) 1,105 3.3 EMEAA 811 748 8.4 677 10.5 Greater China 165 161 2.5 161 – Central 363 262 38.5 221 18.6 Revenue from reportable segmentsc 2,468 2,312 6.7 2,164 6.8 System Fund and reimbursable revenues 2,721 2,611 4.2 2,460 6.1 Total revenue 5,189 4,923 5.4 4,624 6.5 Operating profitb Americas 836 828 1.0 815 1.6 EMEAA 303 270 12.2 215 25.6 Greater China 99 98 1.0 96 2.1 Central 27 (72) NMd (107) (32.7) Operating profit from reportable segmentsc 1,265 1,124 12.5 1,019 10.3 Analysed as: Fee business 1,231 1,085 13.5 992 9.4 Owned & leased 43 45 (4.4) 29 55.2 Insurance activities (9) (6) 50.0 (2) 200.0 System Fund and reimbursable result (46) (83) (44.6) 19 NMd Operating profit before exceptional items 1,219 1,041 17.1 1,038 0.3 Operating exceptional items (21) – NMd 28 NMd Operating profit 1,198 1,041 15.1 1,066 (2.3) Net financial expenses (153) (115) 33.0 (87) 32.2 Analysed as: Adjusted interest expensec (200) (165) 21.2 (131) 26.0 System Fund interest 47 50 (6.0) 44 13.6 Foreign exchange gains/(losses) 37 (25) NMd 35 NMd Remeasurement of contingent purchase consideration (8) (4) 100.0 (4) – Profit before tax 1,074 897 19.7 1,010 (11.2) Tax (315) (269) 17.1 (260) 3.5 Analysed as: Adjusted taxc (290) (262) 10.7 (253) 3.6 Tax attributable to System Fund (9) (4) 125.0 (3) 33.3 Tax on foreign exchange gains/(losses) – (3) NMd 3 NMd Tax exceptional items (16) – NMd (7) NMd Profit for the year 759 628 20.9 750 (16.3) Adjusted earningse 774 697 11.0 635 9.8 Basic weighted average number of ordinary shares (millions) 154.4 161.2 (4.2) 169.0 (4.6) Earnings per ordinary share Basic 490.9¢ 389.6¢ 26.0 443.8¢ (12.2) Adjustedc 501.3¢ 432.4¢ 15.9 375.7¢ 15.1 Dividend per share 184.5¢ 167.6¢ 10.1 152.3¢ 10.0 Average US dollar to sterling exchange rate $1:£0.76 $1:£0.78 (2.6) $1: £0.80 (2.5) a. Re-presented to present foreign exchange gains/(losses) on a separate line which was previously presented within ‘Net financial expenses’. b. Americas and EMEAA include revenue and operating profit before exceptional items from both fee business and owned & leased hotels. Greater China includes revenue and operating profit before exceptional items from fee business. c. Definitions for Non-GAAP measures can be found in the ‘Key performance measures and Non-GAAP measures’ section on pages 107 to 112 along with reconciliations of these measures to the most directly comparable line items within the Group Financial Statements which can be found on pages 250 to 256. d. Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period. e. Adjusted earnings as used with adjusted earnings per share, a Non-GAAP measure. Excludes $1m profit attributable to non-controlling interest. 86 IHG Annual Report and Form 20-F 2025 Performance Group Highlights for the year ended 31 December 2025 Trading varied across our global footprint. The Americas saw growth in the first quarter, with the rest of the year impacted by economic uncertainties, with the fourth quarter further affected by tough prior year comparatives. There was strong demand in EMEAA, with RevPAR growth in all quarters of 2025 for this varied region. Greater China saw sequential quarterly improvement through the year, with RevPAR growth in the fourth quarter. Revenue RevPAR increased year-on-year by 3.3% in the first quarter, 0.3% in the second quarter, 0.1% in the third quarter, 1.6% in the fourth quarter and 1.5% in the full year. Compared to 2024, average daily rate increased by 0.8% and occupancy was 0.5%pts higher. Our other key driver of revenue, net system size, increased by 4.0% year-on-year to 1,026,177 rooms on a reported basis, or 4.7% after adjusting for the impact of removing 7,092 rooms previously affiliated with The Venetian Resort Las Vegas. Total revenue increased by $266m (5.4%) to $5,189m, including a $110m increase in System Fund and reimbursable revenue. Revenue from reportable segmentsa increased by $156m (6.7%) to $2,468m, driven by the combination of system and RevPAR growth, together with incremental fees from previous changes in the arrangements related to the US co-brand credit card arrangements and from the sale of certain loyalty points (together with certain other ancillary revenues). These revenue streams achieved the expected ~$40m and ~$25m step- changes within IHG’s results from reportable segmentsa in 2025, along with additional underlying growth. Underlying revenuea increased by $133m (5.7%) to $2,454m, with underlying fee revenuea increasing by $110m (6.2%) to $1,890m. Owned & leased revenue increased by $29m (5.6%) to $544m. Operating profit and margin Operating profit increased by $157m from $1,041m to $1,198m, including $21m operating exceptional costs in relation to the global efficiency programme and to commercial litigation and disputes, compared to operating exceptional items of $nil recorded in the prior year. The reported System Fund and reimbursable result improved by $37m in the year, as the loss reduced from $83m in 2024 to $46m in 2025. Operating profit from reportable segmentsa increased by $141m (12.5%) to $1,265m. Fee business operating profit increased by $146m (13.5%) to $1,231m, due to RevPAR and system growth which drove a $12m increase in incentive management fees to $190m, combined with incremental ancillary fee revenue. Owned & leased operating profit declined from $45m to $43m. Underlying operating profita increased by $135m (12.0%) to $1,264m. Fee margina increased by 3.6%pts over the prior year to 64.8%. Around 2.3%pts was driven by operational leverage and cost efficiencies from the global efficiency programme. A further ~1.3%pts was due to incremental fees from the US co-brand credit card agreements and from the sale of certain loyalty points, together with certain other ancillary revenues. The impact of the movement in average USD exchange rates for 2024 compared to 2025 netted to a $nil impact on operating profit from reportable segmentsa when calculated as restating 2024 figures at 2025 exchange rates, and benefitted operating profit from reportable segmentsa by $1m when applying 2024 rates to 2025 figures. If the average exchange rate during January 2026 had existed throughout 2025, the 2025 operating profit from reportable segmentsa would have been $6m higher. System Fund and reimbursable result The Group operates a System Fund to collect and administer assessments from hotel owners for specified purposes of use, including marketing, reservations, certain hotel services and the Group’s loyalty programme, IHG One Rewards. The System Fund also benefits from certain proceeds from the sale of loyalty points under third-party co-branding arrangements and the sale of points directly to members and other third parties. The Fund is not managed to generate a surplus or deficit for IHG over the longer term, but is managed for the benefit of hotels in the IHG system with the objective of driving revenues for the hotels in the system. The growth in the IHG One Rewards programme means that, although assessments are received from hotels upfront when a member earns points, more revenue is deferred each year than is recognised in the System Fund. This can lead to accounting losses in the System Fund each year as the deferred revenue balance grows which do not necessarily reflect the Fund’s position and the Group’s capacity to invest. Reimbursable revenues represent reimbursements of expenses incurred on behalf of managed and franchised properties and relate, predominantly, to payroll costs at managed properties where IHG is the employer. As IHG records reimbursable expenses based upon costs incurred with no added mark-up, this revenue and related expenses have no impact on either operating profit or net profit for the year. In the year to 31 December 2025, System Fund and reimbursable revenues increased $110m (4.2%) to $2,721m. This was driven by the growth in System Fund revenue driven by the continued increase in net system size compounded by year-over-year RevPAR growth. The reported System Fund and reimbursable result improved from a loss of $83m to a loss of $46m, primarily due to the System Fund revenue growth mentioned above and the impact of our global efficiency programme, partially offset by increased investments in marketing and loyalty. Operating exceptional items Exceptional items are identified by virtue of their size, nature or incidence and are excluded from the calculation of adjusted earnings per ordinary sharea as well as other Non-GAAP measures in order to allow a better understanding of the underlying trading performance and trends of the Group and its reportable segments. Examples of exceptional items can include, but are not restricted to, gains and losses on the disposal of assets, impairment charges and reversals, the costs of individually significant legal cases or commercial disputes and reorganisation costs. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 87 a. Definitions for Non-GAAP measures can be found on pages 107 to 112. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 250 to 256. Operating exceptional items for the year to 31 December 2025 were $21m (2024: $nil), comprising costs of $12m relating to a global efficiency programme and $9m relating to litigation and commercial disputes. Further information on exceptional items can be found in note 6 to the Group Financial Statements. Net financial expenses Net financial expenses increased to $153m from $115m. Net financial expenses include total interest costs on public bonds, which are fixed rate debt, of $153m (2024: $123m) and interest expense on lease liabilities of $30m (2024: $30m). In 2025, foreign exchange gains/(losses) have been presented on a separate line of the Group income statement. The 2024 and 2023 amounts were previously presented within net financial expenses. Adjusted interesta, which adds back interest attributable to the System Fund, increased by $35m to an expense of $200m, driven by the increase in net debt and average interest rates on bond debt. Foreign exchange gains and losses Foreign exchange gains of $37m (2024: losses of $25m) are predominantly due to translation of intra-group US dollar monetary assets and liabilities held by subsidiaries with a sterling functional currency. Remeasurement losses on contingent purchase consideration Contingent purchase consideration arose on the acquisition of Regent, and from 2025, the acquisition of the Ruby brand. The loss of $8m (2024: $4m loss) is principally the unwind of the discount due to the passage of time. The total contingent purchase consideration liability at 31 December 2025 is $98m (2024: $73m). Taxation The adjusted tax ratea for 2025 was 27.2% (2024: 27.3%). The total tax charge includes a net exceptional charge of $16m (2024: $nil), comprising a charge of $21m following the completion of an intra-group restructuring transaction offset by the tax impacts of the operating exceptional items. Tax paid in 2025 totalled $307m (2024 $309m), including exceptional tax paid of $34m related to the settlement of a tax liability which originally arose as a result of the acquisition of Holiday Inn in 1990. IHG pursues an approach to tax that is consistent with its business strategy and its overall business conduct principles. The approach seeks to ensure full compliance with all tax filing, payment and reporting obligations on the basis of communicative and transparent relationships with tax authorities. The IHG Audit Committee reviews IHG’s approach to tax annually, including consideration of the Group’s current tax profile. Further information on tax can be found in note 8 to the Group Financial Statements. + IHG’s Approach to Tax policy is available at ihgplc.com/responsible-business under policies. Earnings per ordinary share The Group’s basic earnings per ordinary share is 490.9¢ (2024: 389.6¢). Adjusted earnings per ordinary sharea increased by 68.9¢ (15.9%) to 501.3¢. Dividends and returns The Board is proposing a final dividend of 125.9¢ in respect of 2025, an increase of 10% on 2024. With the interim dividend of 58.6¢ paid in October 2025, the total dividend for the year would therefore be 184.5¢, representing an increase of 10% on 2024. The ex- dividend date for ordinary shares is Thursday 9 April 2026 and the record date is Friday 10 April 2026. The corresponding dividend amount in pence sterling per ordinary share will be announced on Monday 27 April 2026, calculated based on the average of the market exchange rates for the three working days commencing 22 April 2026. Subject to shareholder approval at the AGM on Thursday 7 May 2026, the dividend will be paid on Thursday 14 May 2026. The dividend payments in 2025 have returned $270m to IHG’s shareholders. An additional $892m of surplus capital was returned to shareholders through a share buyback programme that concluded in December 2025. This repurchased 7,585,264 shares at an average price of £88.50 per share and reduced the total number of voting rights in the Company by 4.8%. The Board has approved a further share buyback programme to return an additional $950m to shareholders in 2026. Share price and market capitalisation The IHG share price closed at £104.60 on Wednesday 31 December 2025, up 5.1% from £99.54 on 31 December 2024. The market capitalisation of the Group at the year-end was £15.9bn. For a discussion of 2024 results, and the changes compared to 2023, refer to the 2024 Annual Report and Form 20-F. Accounting principles The Group results are prepared under International Financial Reporting Standards (IFRS) as described on page 183 of the Group Financial Statements. The application of IFRS requires management to make judgement, estimates and assumptions, and those considered critical to the preparation of the Group results are set out on page 184. The Group discloses certain financial information both including and excluding exceptional items. For comparability of the periods presented, some of the performance indicators in this performance review are calculated after eliminating these exceptional items. An analysis of exceptional items is included in note 6. 88 IHG Annual Report and Form 20-F 2025 Performance continued Group continued + ihgplc.com/investors under Annual Report. a. Definitions for Non-GAAP measures can be found on pages 107 to 112. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 250 to 256.

Adjusted EBITDAa reconciliation 12 months ended 31 December 2025 2024 2025 vs 2024 2023 2024 vs 2023 $m $m $m change $m $m change Cash flow from operations 1,361 1,149 1,219 Cash flows relating to operating exceptional items 23 (8) 29 Impairment (loss)/reversal on financial assets (21) (16) 1 Other impairment charges (2) (6) – Other non-cash adjustments to operating profit (93) (77) (60) System Fund and reimbursable result 46 83 (19) System Fund depreciation and amortisation (79) (80) (83) Other non-cash adjustments to System Fund result (46) (37) (23) Working capital and other adjustments (36) (56) (79) Capital expenditure: contract acquisition costs net of repayments 179 237 101 Adjusted EBITDAa 1,332 1,189 143 1,086 103 Group Cash Flow summary 12 months ended 31 December 2025 2024 2025 vs 2024 2023 2024 vs 2023 $m $m $m change $m $m change Adjusted EBITDAa 1,332 1,189 143 1,086 103 Working capital and other adjustments 36 56 79 Repayments/(payments) related to investments supporting the Group’s insurance activities 3 5 (11) Impairment loss/(reversal) on financial assets 21 16 (1) Other impairment charges 2 6 – Other non-cash adjustments to operating profit 93 77 60 System Fund and reimbursable result (46) (83) 19 Non-cash adjustments to System Fund result 125 117 106 Capital expenditure: key money contract acquisition costs, net of repayments (177) (206) (101) Capital expenditure: gross maintenance (31) (31) (38) Net interest paid (156) (113) (83) Tax paidb (273) (309) (243) Principal element of lease payments, net of finance lease receipts (26) (42) (28) Purchase of own shares by employee share trusts (10) (27) (8) Adjusted free cash flowa 893 655 238 837 (182) Cash flows relating to exceptional itemsb (57) 8 (29) Capital expenditure: gross recyclable investments (16) (68) (50) Capital expenditure: gross System Fund capital investments (43) (45) (46) Purchase of brands (120) – – Deferred purchase consideration paid – (13) – Disposals and repayments, including proceeds from other financial assets 11 15 8 Repurchase of shares, including transaction costs (897) (804) (790) Dividends paid to shareholders (270) (259) (245) Dividends paid to non-controlling interest – – (3) Other financing cash flows 6 – – Net cash flow before other net debta movements (493) (511) 18 (318) (193) Add back principal element of lease repayments 30 46 28 Exchange and other non-cash adjustments (88) (45) (131) Increase in net debta (551) (510) (41) (421) (89) Net debta at the beginning of the year (2,782) (2,272) (1,851) Net debta at the end of the year (3,333) (2,782) (551) (2,272) (510) a. Definitions for Non-GAAP measures can be found in the ‘Key performance measures and Non-GAAP measures’ section on pages 107 to 112. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 250 to 256. b. In 2025 ‘Tax paid’ excludes, and ‘Cash flows relating to exceptional items’ includes, $34m of exceptional tax paid. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 89 Cash flow from operations For the year ended 31 December 2025, cash flow from operations was $1,361m, an increase of $212m on the previous year. This was predominantly due to the higher operating profit from reportable segmentsa, lower contract acquisition costs and an improvement in the System Fund and reimbursable result. Cash flow from operations is the principal source of cash used to fund interest and tax payments, capital expenditure, ordinary dividend payments and additional returns of capital to shareholders. Adjusted free cash flowa Adjusted free cash flowa was an inflow of $893m, an increase of $238m on the prior year. Adjusted EBITDAa increased by $143m due to the improvement in trading and growth in ancillary fee streams. The System Fund and reimbursable result improved by $37m, reflecting System Fund revenue growth and the impact of the global efficiency programme, partly offset by increased investments in marketing and loyalty. Key money contract acquisition costs net of repayments reduced by $29m, and tax payments (excluding exceptional items) were $36m lower due to US tax reforms. These movements were partly offset by a $43m increase in net interest paid reflecting the increase in average net debt. Working capital and other adjustments of $36m includes $107m of cash inflow related to deferred revenue, driven primarily by $74m related to the loyalty programme and $37m of upfront cash flows associated with the new US co-brand credit card agreements. Net and gross capital expenditurea Net capital expenditurea was $185m (2024: $253m) and gross capital expenditurea was $269m (2024: $350m). Gross capital expenditurea comprised: $179m of key money contract acquisition costs; $31m of maintenance; $16m gross recyclable investments; and $43m System Fund capital investments. Net capital expenditurea includes key money repayments of $2m and offsets from other disposals and repayments of $4m, and $78m System Fund depreciation and amortisation. Net debta Net debta increased by $551m from $2,782m at 31 December 2024 to $3,333m at 31 December 2025. During the year, the Group invested $120m to purchase the Ruby brand and there were $1,167m of payments related to ordinary dividends and the share buyback programmes, including transaction costs. The change in net debta includes adverse net foreign exchange impacts of $69m and $19m of other non-cash adjustments. Cash and borrowings Net debta of $3,333m (2024: $2,782m) is analysed by currency as follows: 2025 2024 $m $m Borrowings Sterling* 1,175 1,473 US dollar* 3,257 2,290 Euros* 5 3 Other 25 24 Cash and cash equivalents Sterling (549) (462) US dollar (442) (369) Euros (14) (26) Chinese renminbi (69) (99) Other (55) (52) Net debta 3,333 2,782 Average net debt level 3,139 2,639 * Including the impact of derivative financial instruments. Cash and cash equivalents includes $4m (2024: $2m) that is not available for use by the Group due to local exchange controls, $17m (2024: $15m) which is restricted for use on capital expenditure under hotel lease agreements and $6m (2024: $5m) subject to contractual and regulatory restrictions. + Information on the maturity profile and interest structure of borrowings is included in notes 21 to 23 to the Group Financial Statements. Borrowings included bank overdrafts of $3m (2024: $17m), which were matched by an equivalent amount of cash and cash equivalents under the Group’s cash pooling arrangements. Under these arrangements, each pool contains a number of bank accounts with the same financial institution, and the Group pays interest on net overdraft balances within each pool. Overseas subsidiaries are typically in a cash-positive position, and the matching overdrafts are held by the Group’s central treasury company in the UK. + Information on the Group’s approach to allocation of capital resources can be found on pages 26 and 27. Sources of liquidity As at 31 December 2025, the Group had total liquidity of $2,599m (31 December 2024: $2,319m), comprising $1,500m of undrawn bank facilities and $1,099m of cash and cash equivalents (net of overdrafts and restricted cash). The increase in total liquidity from December 2024 of $280m is primarily due to net additional bond funding of $587m and $150m from the increase in the new bank revolving credit facility, offset by net cash outflows of $493mb. The Group currently has $4,198m of sterling and euro bonds outstanding. The bonds mature in August 2026 (£350m), May 2027 (€500m), October 2028 (£400m), November 2029 (€600m), September 2030 (€850m) and September 2031 (€750m). There are currency swaps in place on the euro bonds, fixing the May 2027 bond at £436m, the November 2029 bond at $657m, the September 2030 bond at $990m and the September 2031 bond at $834m. The Group currently has senior unsecured long-term credit ratings of BBB from S&P and Baa2 from Moody’s. In December 2025, the Group entered into a new $1,500m syndicated bank revolving credit facility (RCF), and the previous $1,350m facility was cancelled on the same day. The new five-year RCF matures in December 2030. There are two one-year extension options that are at the lenders’ discretion. There are no financial covenants in the RCF. The RCF was undrawn at 31 December 2025. It is management’s opinion that the current working capital levels and available facilities are sufficient for the Group’s present liquidity requirements. 90 IHG Annual Report and Form 20-F 2025 Performance continued Group continued a. Definitions for Non-GAAP measures can be found on pages 107 to 112. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 250 to 256. b. As shown in the Cash Flow summary on page 89. Off-balance sheet arrangements At 31 December 2025, the Group had no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Group’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. Contingent liabilities and financial guarantees The Group has given financial guarantees over loans made to facilitate third-party ownership of hotels of up to $26m. The carrying amount of these guarantees was $nil. See note 18 to the Group Financial Statements for further details. The Group may be exposed to additional liabilities resulting from litigation. See note 29 to the Group Financial Statements for further details. Future cash requirements from contractual obligations The Group’s future cash flows arising from contractual commitments relating to long-term debt obligations (including interest payable), derivatives, lease liabilities and other financial liabilities are analysed in note 23 to the Group Financial Statements. Other cash requirements relate to future pension scheme contributions (see note 26 to the Group Financial Statements) and capital commitments (see note 29 to the Group Financial Statements). The Group also has future commitments for key money payments which are contingent upon future events and may reverse. Disaggregation of total gross revenue in IHG’s system Total gross revenue provides a measure of the overall strength of the Group’s brands. It comprises total rooms revenue from franchised hotels and total hotel revenue from managed, exclusive partner and owned & leased hotels and excludes revenue from the System Fund and reimbursement of costs. Other than owned & leased hotels, total gross revenue is not revenue attributable to IHG as it is derived from hotels owned by third parties. The definition of this key performance measure can be found on page 107. 12 months ended 31 December 2025 2024% $bn $bn changea Analysed by brand InterContinental 5.6 5.3 5.6 Kimpton 1.5 1.4 5.9 Hotel Indigo 1.1 1.0 14.0 Crowne Plaza 3.7 3.7 (1.3) Holiday Inn Express 9.7 9.6 1.4 Holiday Inn 6.1 6.0 1.3 Staybridge Suites 1.4 1.3 4.1 Candlewood Suites 1.0 0.9 5.3 Other 5.1 4.2 24.0 Total 35.2 33.4 5.3 Analysed by ownership type Franchisedb (revenue not attributable to IHG) 22.2 21.2 5.1 Managed (revenue not attributable to IHG) 12.5 11.7 5.6 Owned & leased (revenue recognised in Group income statement) 0.5 0.5 5.4 Total 35.2 33.4 5.3 Total gross revenue in IHG’s system increased by 5.3% (4.7% increase at constant currency) to $35.2bn, driven by the combination of RevPAR growth and the increase in the number of hotels in our system. a. Year-on-year percentage movement calculated from unrounded source figures to provide more precise growth indicators for these figures which are presented in billions of dollars. b. Includes exclusive partner hotels. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 91 Group hotel and room count Hotels Rooms At 31 December 2025 Change over 2024 2025 Change over 2024 Analysed by brand Six Senses 27 – 2,067 117 Regent 11 – 3,212 – InterContinental 242 15 77,027 3,243 Vignette Collection 31 11 7,256 3,291 Kimpton 85 8 16,208 2,177 Hotel Indigo 191 22 25,676 2,883 voco 124 37 25,227 4,851 Ruby 17 17 2,952 2,952 HUALUXE 24 2 6,426 424 Crowne Plaza 424 9 113,887 263 EVEN Hotels 46 13 6,896 1,814 Holiday Inn Express 3,292 55 351,400 7,443 Holiday Inn 1,247 (2) 225,926 594 Garner 89 66 8,501 6,101 avid hotels 87 11 7,677 875 Atwell Suites 9 3 928 372 Staybridge Suites 350 15 38,287 1,764 Holiday Inn Club Vacations 26 (4) 9,138 (730) Candlewood Suites 423 31 37,552 2,735 Iberostar Beachfront Resorts 62 7 21,001 1,415 Other 156 18 38,933 (3,532) Total 6,963 334 1,026,177 39,052 Analysed by ownership type Franchiseda 5,886 290 748,178 29,961 Managed 1,060 43 273,808 8,936 Owned & leased 17 1 4,191 155 Total 6,963 334 1,026,177 39,052 a. Includes exclusive partner hotels. During the year, a record 443 hotels (65,078 rooms) opened, representing a 72 hotels (5,961 rooms) increase from 2024. Openings included the first 2,952 rooms (17 hotels) as part of the initial Ruby agreement. Other openings included 20,338 rooms (133 hotels) in the Holiday Inn Brand Family, the debut of Atwell in Greater China and the continued international momentum of Garner. Conversions represented around half of all openings. In 2025, 26,026 rooms (109 hotels) left the IHG system, reflecting our continued focus on the quality of our estate. Net system size increased by 4.0% year-on-year to 1,026,177. After adjusting for the impact of removing 7,092 rooms previously affiliated with The Venetian Resort Las Vegas, removals increased by 739 rooms (two hotels) compared to 2024, with a removals rate of 1.9%, and net system size increased by 4.7%. Total number of hotels 6,963 2024: 6,629 Total number of rooms 1,026,177 2024: 987,125 92 IHG Annual Report and Form 20-F 2025 Performance continued Group continued

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Annual Report and Form 20-F 2025 | IHG | 93

Group pipeline

At 31 December	Hotels 2025	Hotels Change over 2024	Rooms 2025	Rooms Change over 2024
Analysed by brand				
Six Senses	39	1	2,946	51
Regent	12	3	2,210	223
InterContinental	104	3	26,734	1,042
Vignette Collection	45	10	7,087	698
Kimpton	69	8	13,288	1,155
Hotel Indigo	131	1	20,885	1,454
voco	108	18	21,453	5,825
Ruby	19	19	3,789	3,789
HUALUXE	23	(1)	6,040	(253)
Crowne Plaza	154	14	38,232	2,963
EVEN Hotels	26	(6)	4,861	(706)
Holiday Inn Express	655	18	81,358	2,136
Holiday Inn	295	29	53,559	1,882
Garner	77	(17)	6,953	(1,814)
avid hotels	116	(21)	8,676	(1,973)
Atwell Suites	56	2	5,822	362
Staybridge Suites	150	(7)	16,618	(697)
Candlewood Suites	194	11	14,465	166
Iberostar Beachfront Resorts	5	(2)	2,415	(32)
Other	14	(1)	2,135	(1,997)
Total	2,292	82	339,526	14,274
Analysed by ownership type				
Franchised[a]	1,635	37	198,623	7,018
Managed	657	46	140,903	7,411
Owned & leased	–	(1)	–	(155)
Total	2,292	82	339,526	14,274

a. Includes exclusive partner hotels.

The global pipeline totalled 339,526 rooms (2,292 hotels) at the end of 2025, an increase of 14,274 rooms (82 hotels) from the prior year, as signings outpaced openings and terminations.

Group signings of 102,054 rooms (694 hotels) included 6,741 Ruby rooms (36 hotels), 5,718 rooms (30 hotels) as part of the initial agreement.

Signings in 2025 represented a 4,188 rooms (20 hotels) decrease from the prior year, which included 17,703 rooms (119 hotels) as part of the initial NOVUM Hospitality agreement.

Total number of hotels in the pipeline

2,292

2024: 2,210

Total number of rooms in the pipeline

339,526

2024: 325,252

94 | IHG | Annual Report and Form 20-F 2025

Performance continued

Americas



"We accelerated our enterprise delivery for both guests and owners, and delivered strong growth momentum in 2025."

Jolyon Bulley
Chief Executive Officer, Americas


46%
Americas
revenue 2025
($1,129m)


52%
Americas number
of rooms
(529,194)

Comparable RevPAR movement on previous year

(12 months ended 31 December 2025)

Fee business	
InterContinental	4.6%
Kimpton	1.3%

"In 2025, we continued our strong growth momentum through hotel openings and new deals entering our development pipeline. Our established position in the Essentials and Suites category, together with growth across our Lifestyle & Luxury and Premium brands, provided our guests with more choice, and our owners a compelling IHG brand portfolio. Performance across our brands accelerated in 2025 driven by the implementation of new technology platforms, growth in our loyalty delivery, and focus on the guest experience and owner returns."

Industry performance in 2025

Industry RevPAR in the Americas grew by 1.2% year-on-year, driven by a 2.1% increase in average daily rate, while occupancy declined by 0.5%pts.

US lodging industry RevPAR declined 0.3% year-on-year, as a 0.8%pts decrease in occupancy was only partly offset by a 0.9% increase in average daily rate, significantly trailing the rate of inflation. Room demand was behind 2024 levels, due to broader economic uncertainty and a reduction in international inbound travel. Notably, group demand saw declines for nine consecutive months, while outbound travel from the US grew by over 2%. Room supply increased by 0.7%, with conversion activity also increasing year-on-year.

Hotel Indigo	0.3%
Crowne Plaza	0.5%
EVEN Hotels	(1.2)%
Holiday Inn Express	0.2%
Holiday Inn	(0.7)%
avid hotels	(1.2)%
Staybridge Suites	0.3%
Candlewood Suites	(0.6)%
All brands	0.3%
Owned & leased	
All brands	1.6%

InterContinental Real Lima Miraflores, Peru.



RevPAR in the US upper midscale chain scale, where Holiday Inn and Holiday Inn Express operate, declined by 1.5%.

RevPAR increased by 11.7% in Latin America. Caribbean growth of 2.2% was driven by average daily rate.

RevPAR in Mexico increased by 5.7% and in Canada RevPAR grew by 4.2%.

IHG's regional performance in 2025

IHG's comparable RevPAR in the Americas grew by 0.3% compared to 2024, driven by a 0.5% increase in average daily rate and a 0.1%pts decrease in occupancy.

The region is predominantly represented by the US, where comparable RevPAR fell slightly by 0.1% year-on-year, and where we are most weighted towards our upper midscale brands, Holiday Inn and Holiday Inn Express. US RevPAR for the Holiday Inn brand fell by 1.5%, while the Holiday Inn Express brand decreased by 0.2%.

Comparable RevPAR in Mexico grew by 5.8%, while Canada increased by 2.2%.

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Annual Report and Form 20-F 2025 | IHG | 95

Americas results

12 months ended 31 December	2025 $m	2024 $m	2025 vs 2024 % change	2023 $m	2024 vs 2023 % change
Revenue from the reportable segment[a]					
Fee business	**963**	979	(1.6)	957	2.3
Owned & leased	**166**	162	2.5	148	9.5
Total	**1,129**	1,141	(1.1)	1,105	3.3
Operating profit from the reportable segment[a]					
Fee business	**804**	795	1.1	787	1.0
Owned & leased	**32**	33	(3.0)	28	17.9
	836	828	1.0	815	1.6
Operating exceptional items	**(2)**	4	NM[b]	27	(85.2)
Operating profit	**834**	832	0.2	842	(1.2)

Review of the year ended 31 December 2025

With 529,194 rooms (4,603 hotels), the Americas represented 52% of IHG's room count. The key profit-generating market is the US, and the Group is also represented in Latin America, Canada, Mexico and the Caribbean. In the region, 93% of rooms are operated under the franchised business model, primarily under our brands in the upper midscale segment (including the Holiday Inn Brand Family). Of IHG's 20 hotel brands, 18 are represented in the Americas.

RevPAR performance in the first quarter was strongest. From the second quarter, certain types of business and leisure travel were impacted by broader factors, such as lower international inbound demand and less government travel. The fourth quarter also faced tough comparables as certain locations in the prior year saw increased hurricane related demand. Compared to the prior year, Business demand increased while Groups and Leisure declined.

Americas comparable RevPAR improved by 3.5% in the first quarter then decreased 0.5% in the second quarter, 0.9% in the third quarter, 1.4% in the fourth quarter and increased 0.3% in the full year, all compared to 2024. RevPAR in the US decreased by 0.1% in the year.

Across our US franchised estate, which is weighted to domestic demand in upper midscale hotels, full-year RevPAR decreased 0.3% year-on-year. The US managed estate, weighted to upper upscale and luxury hotels in urban locations, saw RevPAR increase by 2.0% in the full year compared to 2024.

Revenue from the reportable segment[a] decreased by $12m (1.1%) to $1,129m. Operating profit increased by $2m to $834m, including a $2m exceptional cost in relation to the global efficiency programme, compared to an exceptional income of $4m in the prior year. Operating profit from the reportable segment[a] increased by $8m (1.0%) to $836m.

Revenue and operating profit from the reportable segment[a] are further analysed by fee business and owned & leased hotels.

Fee business revenue[a] decreased by $16m (1.6%) to $963m as comparable RevPAR growth was offset by lower revenue from a number of non-comparable hotels including those exiting the system and others undergoing renovation, small reductions in certain other fee revenue areas, adverse currency movements and one fewer trading day from the leap-year impact. There were $20m of incentive management fees earned (2024: $21m). Fee business operating profit[a] increased by $9m (1.1%) to $804m, supported by system growth and cost efficiencies. This led to fee margin[a] growing to 83.4%, compared to 81.2% in 2024.

Owned & leased revenue increased by $4m (2.5%) to $166m, with comparable RevPAR up 1.6% compared to 2024, reflecting the specific trading environments related to this small portfolio of just four hotels. Owned & leased operating profit decreased by $1m (3.0%) to $32m.

a. Definitions for non-GAAP measures can be found on pages 107 to 112. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 250 to 256.

b. Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

For discussion of 2024 results, and the changes compared to 2023, refer to the 2024 Annual Report and Form 20-F.

+ More details online:
ihgplc.com/investors under Annual Report.

96 | IHG | Annual Report and Form 20-F 2025

Performance continued
Americas continued

Americas hotel and room count

At 31 December	Hotels 2025	Hotels Change over 2024	Rooms 2025	Rooms Change over 2024
Analysed by brand				
Six Senses	2	–	81	–
Regent	1	–	167	–
InterContinental	48	3	17,055	783
Vignette Collection	3	1	805	214
Kimpton	62	1	11,289	206
Hotel Indigo	82	7	10,944	816
voco	28	9	2,993	928
Crowne Plaza	101	(3)	25,020	(1,336)
EVEN Hotels	27	5	3,586	464
Holiday Inn Express	2,542	16	232,517	1,768
Holiday Inn	661	(16)	106,181	(3,345)
Garner	33	23	2,687	1,932
avid hotels	87	11	7,677	875
Atwell Suites	8	2	754	198
Staybridge Suites	327	15	34,474	1,701
Holiday Inn Club Vacations	26	(4)	9,138	(730)
Candlewood Suites	417	25	36,921	2,104
Iberostar Beachfront Resorts	26	2	9,443	176
Other	122	15	17,462	(5,554)
Total	4,603	112	529,194	1,200
Analysed by ownership type				
Franchised[a]	4,432	113	493,389	1,883
Managed	167	(1)	34,468	(683)
Owned & leased	4	–	1,337	–
Total	4,603	112	529,194	1,200

a. Includes exclusive partner hotels.

Gross system size growth was 3.6% year-on-year. Openings increased by 1,944 rooms (38 hotels) year-on-year to 18,776 rooms (178 hotels), with around a third in our Holiday Inn Brand Family. Openings also included 11 avid hotels, nine voco properties and 23 Garner hotels, taking the brand to 33 properties since it became franchise-ready in the US in September 2023.

During the year, 17,576 rooms (66 hotels) were removed, including 7,092 rooms previously affiliated with The Venetian Resort Las Vegas, representing a removal rate of 3.3%.

Net system size growth was 0.2% year-on-year.

Excluding the impact of The Venetian Resort Las Vegas, net system size growth was 1.6% and the removal rate was 2.0%.

Total number of hotels

4,603

2024: 4,491

Total number of rooms

529,194

2024: 527,994

Strategic Report | Governance | Group Financial Statements | Parent Company Financial Statements | Additional Information
Annual Report and Form 20-F 2025 | IHG | 97

Americas pipeline

At 31 December	Hotels 2025	Hotels Change over 2024	Rooms 2025	Rooms Change over 2024
Analysed by brand				
Six Senses	**9**	–	**649**	(11)
InterContinental	**9**	(2)	**2,229**	(557)
Vignette Collection	**4**	–	**282**	(193)
Kimpton	**30**	–	**5,522**	(163)
Hotel Indigo	**24**	(3)	**3,071**	(167)
voco	**27**	4	**3,539**	927
Crowne Plaza	**6**	–	**1,127**	83
EVEN Hotels	**4**	(4)	**483**	(466)
Holiday Inn Express	**336**	(1)	**31,478**	(550)
Holiday Inn	**65**	–	**7,744**	(46)
Garner	**50**	7	**4,145**	650
avid hotels	**116**	(21)	**8,676**	(1,973)
Atwell Suites	**50**	(2)	**4,968**	(254)
Staybridge Suites	**135**	(7)	**14,007**	(967)
Candlewood Suites	**184**	9	**13,175**	(24)
Iberostar Beachfront Resorts	**4**	(2)	**2,144**	(32)
Other	**14**	–	**2,135**	(217)
Total	**1,067**	(22)	**105,374**	(3,960)
Analysed by ownership type				
Franchised[a]	**1,023**	(20)	**98,598**	(3,477)
Managed	**44**	(2)	**6,776**	(483)
Total	**1,067**	(22)	**105,374**	(3,960)

a. Includes exclusive partner hotels.

At 31 December 2025, the pipeline totalled 105,374 rooms (1,067 hotels), representing 20% of the region's system size.

Signings increased by 74 rooms, but decreased by 15 hotels year-on-year to 26,626 rooms (268 hotels). The majority of signings were in our midscale and upper midscale brands, including the Holiday Inn Brand Family (9,022 rooms, 88 hotels), Staybridge Suites (3,127 rooms, 31 hotels), Candlewood Suites (2,881 rooms, 44 hotels) and Garner (2,773 rooms, 32 hotels).

11,810 rooms (112 hotels) were removed from the pipeline, compared to 9,550 rooms (94 hotels) in the prior year.

Total number of hotels in the pipeline

1,067

2024: 1,089

Total number of rooms in the pipeline

105,374

2024: 109,334

98 | IHG | Annual Report and Form 20-F 2025

Performance continued

EMEAA



"We continued to build momentum in 2025, through the strength and breadth of our enterprise."

Kenneth Macpherson
Chief Executive Officer, EMEAA


33%
EMEAA revenue 2025
($811m)


28%
EMEAA number of rooms
(287,602)

Comparable RevPAR movement on previous year

(12 months ended 31 December 2025)

Fee business	
Six Senses	16.4%
InterContinental	7.0%

"We continued to build momentum in 2025, with strong signings and openings across the region reflecting the long-term investments in our priority markets and platforms, and our ongoing commitment to place our guests and owners at the heart of everything we do. Our brand offering in EMEAA continues to expand, with the launch of EVEN Hotels into the region and the exciting acquisition of Ruby hotels complementing our portfolio and providing further opportunity for growth. The strength and breadth of our enterprise and our strong market teams provide real confidence for 2026 and beyond."

Industry performance in 2025

Industry RevPAR in EMEAA increased by 6.1% year-on-year, driven by markets including Japan, Spain and Turkey, and underpinned by increases in both average daily rate and occupancy of 4.7% and 0.9%pts, respectively. In the UK, industry RevPAR increased by 1.0% year-on-year. In Germany, RevPAR declined by 0.7%, reflecting challenging comparables following significant one-off events in 2024. RevPAR increased by 13.2% in the Middle East, supported by a slowdown in supply growth and robust Leisure demand.

Elsewhere in EMEAA, East Asia & Pacific

Hotel Indigo	3.4%
voco	6.7%
Crowne Plaza	5.4%
Holiday Inn Express	1.4%
Holiday Inn	2.4%
Staybridge Suites	3.3%
All brands	4.7%
Owned & leased	
All brands	2.1%

Ruby Lucy Hotel, London, UK.



increased by 7.5% year-on-year, led by double-digit growth in Vietnam and Japan of 18.0% and 13.5%, respectively, driven by strong inbound tourism and events, such as the World Expo in Osaka.

IHG's regional performance in 2025

EMEAA comparable RevPAR increased by 4.6% year-on-year, driven by a 2.4% increase in average daily rate and a 1.6%pts increase in occupancy. In the UK, the region's largest market, RevPAR increased by 1.1% compared to 2024. Germany, the region's second largest market, saw a RevPAR decrease of 2.1% and France grew by 5.1%.

RevPAR in the Middle East and India increased by 8.8% and 4.6%, respectively.

Elsewhere in EMEAA, RevPAR increased by 5.5% in East Asia & Pacific, with Vietnam and Japan increasing by 27.1% and 7.2%, respectively.

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Annual Report and Form 20-F 2025 | IHG | 99

EMEAA results

	12 months ended 31 December				
	2025	2024	2025 vs 2024	2023	2024 vs 2023
	$m	$m	% change	$m	% change
Revenue from the reportable segment[a]					
Fee business	**433**	395	9.6	354	11.6
Owned & leased	**378**	353	7.1	323	9.3
Total	**811**	748	8.4	677	10.5
Operating profit from the reportable segment[a]					
Fee business	**292**	258	13.2	214	20.6
Owned & leased	**11**	12	(8.3)	1	NM[b]
	303	270	12.2	215	25.6
Operating exceptional items	**(13)**	(4)	225.0	1	NM[b]
Operating profit	**290**	266	9.0	216	23.1

Review of the year ended 31 December 2025

Comprising 287,602 rooms (1,478 hotels) at the end of 2025, EMEAA represented 28% of IHG's room count. Revenues are largely generated from hotels in the UK, Middle East, Asia and gateway cities in continental Europe.

The largest proportion of rooms in the UK and continental Europe are operated under the franchised business model, primarily under our upper-midscale brands Holiday Inn and Holiday Inn Express. The majority of hotels in markets outside of Europe are operated under the managed business model.

RevPAR grew in each quarter in 2025, with this varied region benefitting from growth in both average daily rate and occupancy. Business, Leisure and Groups demand increased when compared to 2024 levels.

EMEAA comparable RevPAR increased year-on-year by 5.0% in the first quarter, 3.0% in the second quarter, 2.8% in the third quarter, 7.1% in the fourth quarter and 4.6% in the full year, driven broadly evenly by increases in occupancy and average daily rate.

Revenue from the reportable segment[a] increased by $63m (8.4%) to $811m. Operating profit increased by $24m to $290m, including a $13m exceptional cost in relation to the global efficiency programme and commercial litigation and disputes. Operating profit from the reportable segment[a] increased by $33m (12.2%) to $303m.

Revenue and operating profit from the reportable segment[a] are further analysed by fee business and owned & leased hotels.

Fee business revenue[a] increased by $38m (9.6%) to $433m, driven by RevPAR and the fees added from net system growth.

Incentive management fees earned improved to $134m (2024: $118m). Fee business operating profit[a] increased to $292m from $258m in the prior year. Fee margin[a] increased to 67.4% in 2025, compared to 65.3% in 2024, with positive operating leverage driven by the trading performance, system growth and cost efficiencies.

Owned & leased revenue increased by $25m (+7.1%) to $378m, with RevPAR up 2.1%. Reflecting the trading conditions, cost bases and variable rent structures of this largely urban-centred portfolio of 13 hotels, an operating profit of $11m was achieved compared to $12m in 2024. Excluding the results of one Kimpton hotel in 2025 (being the year of lease commencement) and one Regent hotel in 2024 (being the year of lease expiration), revenue increased by $26m and operating profit was in line with the prior year.

a. Definitions for Non-GAAP measures can be found on pages 107 to 112. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 250 to 256.

b. Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

For discussion of 2024 results, and the changes compared to 2023, refer to the 2024 Annual Report and Form 20-F.

More details online:
ihgplc.com/investors under Annual Report.

100 | IHG | Annual Report and Form 20-F 2025

Performance continued
EMEAA continued

EMEAA hotel and room count

At 31 December	Hotels 2025	Hotels Change over 2024	Rooms 2025	Rooms Change over 2024
Analysed by brand				
Six Senses	**24**	–	**1,856**	117
Regent	**4**	–	**991**	–
InterContinental	**128**	7	**35,341**	1,396
Vignette Collection	**21**	8	**4,666**	2,557
Kimpton	**18**	5	**3,685**	1,187
Hotel Indigo	**74**	8	**9,037**	833
voco	**68**	17	**16,862**	2,254
Ruby	**17**	17	**2,952**	2,952
Crowne Plaza	**185**	4	**43,796**	(94)
Holiday Inn Express	**363**	3	**53,601**	766
Holiday Inn	**426**	1	**78,097**	702
Garner	**56**	43	**5,814**	4,169
Staybridge Suites	**23**	–	**3,813**	63
Candlewood Suites	**6**	6	**631**	631
Iberostar Beachfront Resorts	**36**	5	**11,558**	1,239
Other	**29**	5	**14,902**	2,356
Total	**1,478**	129	**287,602**	21,128
Analysed by ownership type				
Franchised[a]	**1,025**	94	**170,049**	13,511
Managed	**440**	34	**114,699**	7,462
Owned & leased	**13**	1	**2,854**	155
Total	**1,478**	129	**287,602**	21,128

a. Includes exclusive partner hotels.

Gross system size growth was 9.0% year-on-year. In 2025, 24,107 rooms (147 hotels) opened, representing an increase of 487 rooms (13 hotels) compared to 2024.

Openings included 2,952 rooms (17 hotels) as part of the initial Ruby agreement and a further 3,802 rooms (38 hotels) relating to our initial agreement with NOVUM Hospitality.

Accelerated by the NOVUM Hospitality agreement, Garner opened 4,169 rooms (43 hotels). Other notable openings included 17 voco properties, marking the brand's entry in Thailand, 15 hotels in the Holiday Inn Brand Family and five Kimpton hotels, including the brand's debut in Germany.

In 2025, 2,979 rooms (18 hotels) were removed compared to 4,413 rooms (22 hotels) in the prior year.

Net system size increased 7.9% year-on-year.

Total number of hotels

1,478

2024: 1,349

Total number of rooms

287,602

2024: 266,474

Strategic Report | Governance | Group Financial Statements | Parent Company Financial Statements | Additional Information
Annual Report and Form 20-F 2025 | IHG | 101

EMEAA pipeline

At 31 December	Hotels 2025	Hotels Change over 2024	Rooms 2025	Rooms Change over 2024
Analysed by brand				
Six Senses	29	1	2,225	44
Regent	10	3	1,683	223
InterContinental	64	4	15,694	1,168
Vignette Collection	32	7	4,494	115
Kimpton	21	6	3,550	1,296
Hotel Indigo	54	5	9,185	1,977
voco	59	9	12,463	3,047
Ruby	19	19	3,789	3,789
Crowne Plaza	73	14	17,202	3,181
EVEN Hotels	2	2	555	555
Holiday Inn Express	100	11	15,699	1,360
Holiday Inn	127	13	23,347	528
Garner	27	(24)	2,808	(2,464)
Staybridge Suites	15	–	2,611	270
Candlewood Suites	10	2	1,290	190
Iberostar Beachfront Resorts	1	–	271	–
Other	–	(1)	–	(1,780)
Total	643	71	116,866	13,499
Analysed by ownership type				
Franchised[a]	289	25	42,730	5,158
Managed	354	47	74,136	8,496
Owned & leased	–	(1)	–	(155)
Total	643	71	116,866	13,499

a. Includes exclusive partner hotels.

At 31 December 2025, the EMEAA pipeline totalled 116,866 rooms (643 hotels), representing 41% of the region's system size.

In 2025, 43,409 rooms (248 hotels) were signed, including 5,718 (30 hotels) as part of the initial Ruby agreement. Signings declined by 6,866 rooms (23 hotels) year-on-year, as 2024 included 17,703 rooms (119 hotels) as part of the NOVUM Hospitality agreement.

Over a quarter of signings were in our Luxury & Lifestyle brands, including 13 InterContinental properties, four Regent hotels and two Six Senses properties. Signings also included 19 Garner hotels marking the brand's debut in India, Thailand and Italy, and 14 Kimpton properties, including the first for the brand in the UAE, Morocco and Austria.

In 2025, 5,803 rooms (30 hotels) were removed from the pipeline, compared to 5,514 rooms (34 hotels) in the prior year.

Total number of hotels in the pipeline

643

2024: 572

Total number of rooms in the pipeline

116,866

2024: 103,367

102 | IHG | Annual Report and Form 20-F 2025

Performance continued

Greater China



"Trading performance sequentially improved through 2025, and we achieved record signings and openings."

Daniel Aylmer
Chief Executive Officer, Greater China


7%
Greater China revenue 2025
($165m)


20%
Greater China number of rooms
(209,381)

Comparable RevPAR movement on previous year

(12 months ended 31 December 2025)

Fee business	
Regent	19.1%

"Trading performance has shown sequential improvement through 2025, with resilient domestic demand and the return of international guests. We achieved record signings and openings, including Kimpton Tsim Sha Tsui in Hong Kong and the first Atwell in Shanghai. Powered by our brand portfolio and digital-enabled enterprise delivery, we are set to scale our growth across segments and elevate the quality of our estate and owner returns."

Industry performance in 2025

Greater China industry RevPAR declined in the first eight months before recovering in the remainder of the year. For the full year, industry RevPAR decreased by 2.0%, impacted by occupancy declines amid strong supply growth, while average daily rate remained broadly flat.

RevPAR declined year-on-year in all tiers in Mainland China: Tier 1 decreased by 0.8% as supply expanded faster than demand; Tier 2 declined 4.6% as demand contracted while supply increased; Tier 3 reported the sharpest decline at 5.3%, as significant supply growth impacted occupancy; and Tier 4 decreased 2.6%, as supply growth outweighed otherwise solid demand growth.

InterContinental	(2.0)%
Hotel Indigo	5.1%
HUALUXE	(1.6)%
Crowne Plaza	(2.9)%
Holiday Inn Express	(6.5)%
Holiday Inn	(4.9)%
All brands	(1.6)%

Atwell Suites, Shanghai Wuning, China.


筑格酒店 ATWELL SUITES
洲际酒店集团

The supply-led occupancy compression across Tiers 1-4 was partially offset by strong performance in Hong Kong SAR where RevPAR grew by 5.4%.

IHG's regional performance in 2025

IHG's comparable RevPAR in Greater China declined by 1.6% year-on-year, as occupancy growth of 0.5%pts was offset by a 2.4% decline in average daily rate.

In Mainland China, RevPAR decreased by 3.0%. Tier 1 cities declined by 0.3% and Tier 2–4 cities decreased by 4.4%. RevPAR in Hong Kong SAR increased by 10.1%.

Strategic Report | Governance | Group Financial Statements | Parent Company Financial Statements | Additional Information
Annual Report and Form 20-F 2025 | IHG | 103

Greater China results

12 months ended 31 December

	2025 $m	2024 $m	2025 vs 2024 % change	2023 $m	2024 vs 2023 % change
Revenue from the reportable segment[a]					
Fee business	**165**	161	2.5	161	–
Total	**165**	161	2.5	161	–
Operating profit from the reportable segment[a]					
Fee business	**99**	98	1.0	96	2.1
Operating profit	**99**	98	1.0	96	2.1

Review of the year ended 31 December 2025

Comprising 209,381 rooms (882 hotels) at 31 December 2025, Greater China represented 20% of the Group's room count. Historically, the Greater China region has predominantly been a managed market. Following increased franchised openings in 2025, franchised hotels now account for 40% of open rooms and around half of the region's pipeline.

Compared to 2024, overall Greater China RevPAR decreased 3.5% in the first quarter, 3.0% in the second quarter, 1.8% in the third quarter and then increased 1.1% in the fourth quarter, with a decline of 1.6% in the full year.

Overall, Business and Leisure demand was broadly flat year-on-year, while Groups declined.

Revenue from the reportable segment[a] in 2025 of $165m represented a $4m increase from the prior year, with incremental revenue from system growth more than offsetting the effect of RevPAR decline in the comparable estate and lower fee streams on reduced non-room revenue. Incentive management fees decreased from $39m in 2024 to $36m in 2025.

Fee margin[a] reduced to 60.0% compared to 60.9% in 2024, reflecting strategic one-off cost investments during the year and the reduction in incentive management fees. Despite these temporary headwinds, supported by the benefits of our increasing scale and cost efficiencies in the region, operating profit increased by $1m (1.0%) to $99m, underscoring the resilience of the region's operating model.

a. Definitions for non-GAAP measures can be found on pages 107 to 112. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 250 to 256.

For discussion of 2024 results, and the changes compared to 2023, refer to the 2024 Annual Report and Form 20-F.

More details online:
ihgplc.com/investors under Annual Report.

104 | IHG | Annual Report and Form 20-F 2025

Performance continued
Greater China continued

Greater China hotel and room count

At 31 December	Hotels 2025	Hotels Change over 2024	Rooms 2025	Rooms Change over 2024
Analysed by brand				
Six Senses	1	–	130	–
Regent	6	–	2,054	–
InterContinental	66	5	24,631	1,064
Vignette Collection	7	2	1,785	520
Kimpton	5	2	1,234	784
Hotel Indigo	35	7	5,695	1,234
voco	28	11	5,372	1,669
HUALUXE	24	2	6,426	424
Crowne Plaza	138	8	45,071	1,693
EVEN Hotels	19	8	3,310	1,350
Holiday Inn Express	387	36	65,282	4,909
Holiday Inn	160	13	41,648	3,237
Atwell Suites	1	1	174	174
Other	5	(2)	6,569	(334)
Total	882	93	209,381	16,724
Analysed by ownership type				
Franchised	429	83	84,740	14,567
Managed	453	10	124,641	2,157
Total	882	93	209,381	16,724

Gross system size growth was 11.5% year-on-year, with a record level of 118 hotels (22,195 rooms) added to our system in 2025.

During 2025, we celebrated our 800th opening and IHG's 50th anniversary in Greater China, and the milestone of 200,000 rooms open in the region.

Openings were mainly in our Holiday Inn Brand Family (11,686 rooms, 67 hotels). Other openings included the debut of Atwell in the region, 11 voco properties, eight EVEN Hotels and two Kimpton properties.

Removals included 5,471 rooms (25 hotels) in the year, representing a removal rate of 2.8%.

Net system size growth was 8.7% year-on-year.

Total number of hotels

882

2024: 789

Total number of rooms

209,381

2024: 192,657

Greater China pipeline Hotels Rooms At 31 December 2025 Change over 2024 2025 Change over 2024 Analysed by brand Six Senses 1 – 72 18 Regent 2 – 527 – InterContinental 31 1 8,811 431 Vignette Collection 9 3 2,311 776 Kimpton 18 2 4,216 22 Hotel Indigo 53 (1) 8,629 (356) voco 22 5 5,451 1,851 HUALUXE 23 (1) 6,040 (253) Crowne Plaza 75 – 19,903 (301) EVEN Hotels 20 (4) 3,823 (795) Holiday Inn Express 219 8 34,181 1,326 Holiday Inn 103 16 22,468 1,400 Atwell Suites 6 4 854 616 Total 582 33 117,286 4,735 Analysed by ownership type Franchised 323 32 57,295 5,337 Managed 259 1 59,991 (602) Total 582 33 117,286 4,735 As at 31 December 2025, the pipeline totalled 117,286 rooms (582 hotels), representing 56% of the region’s system size. Signings of 32,019 rooms represented a record 178 hotels, and were ahead of last year by 2,604 rooms (18 hotels). More than half of signings were in our Holiday Inn Brand Family. Other notable signings included 16 voco hotels, five Atwell and four Vignette Collection properties in the region. Total number of hotels in the pipeline 582 2024: 549 Total number of rooms in the pipeline 117,286 2024: 112,551 Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 105 Central results 12 months ended 31 December 2025 2024 2025 vs 2024 2023 2024 vs 2023 $m $m % change $m % change Revenue from the reportable segmenta Fee business 336 239 40.6 200 19.5 Insurance activities 27 23 17.4 21 9.5 Total 363 262 38.5 221 18.6 Gross costs Fee business (300) (305) (1.6) (305) – Insurance activities (36) (29) 24.1 (23) 26.1 Total (336) (334) 0.6 (328) 1.8 Operating profit/(loss) from the reportable segmenta Fee business 36 (66) NMb (105) (37.1) Insurance activities (9) (6) 50.0 (2) 200.0 27 (72) NMb (107) (32.7) Operating exceptional items (6) – NMb – NMb Operating profit/(loss) 21 (72) NMb (107) (32.7) a. Definitions for Non-GAAP measures can be found on pages 107 to 112. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 250 to 256. b. Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period. Review of the year ended 31 December 2025 Central fee business revenue is mainly comprised of technology fee income, co-brand licensing fees and a portion of revenue from the consumption of certain IHG One Rewards points. Central revenue additionally includes revenue recognised from insurance activities relating to the managed hotel insurance programme. Central revenue increased by $101m (38.5%) to $363m. This was primarily due to incremental fees from previous changes in the arrangements related to the US co-brand credit card agreements and from the sale of certain loyalty points (together with certain other ancillary revenues). These revenue streams were anticipated to contribute within IHG's results from reportable segmentsa an incremental ~$40m and ~$25m, respectively, with these step- changes achieved in 2025, along with additional underlying growth. Gross costs increased by $2m (0.6%) year on year, driven by significant individual claims in the insurance programme, which were partially offset by lower costs in the fee business driven by our ongoing focus on efficiencies. The resulting $27m operating profit from the reportable segmenta was an increase of $99m year-on-year. Operating profit of $21m included a $6m exceptional cost in relation to the global efficiency programme (further information on exceptional items can be found in note 6 to the Financial Statements). 106 IHG Annual Report and Form 20-F 2025 Performance continued Central The Annual Report and Form 20-F presents certain financial measures when discussing the Group’s performance which are not measures of financial performance or liquidity under International Financial Reporting Standards (IFRS). In management’s view, these measures provide investors and other stakeholders with an enhanced understanding of IHG’s operating performance, profitability, financial strength and funding requirements. These measures do not have standardised meanings under IFRS, and companies do not necessarily calculate these in the same way. As these measures exclude certain items (for example, the costs of individually significant legal cases or commercial disputes), they may be materially different to the measures prescribed by IFRS and may result in a more favourable view of performance. Accordingly, they should be viewed as complementary to, and not as a substitute for, the measures prescribed by IFRS and as included in the Group Financial Statements (see pages 250 to 256). Linkage of performance measures to Directors’ remuneration and KPIs A Annual Performance Plan LT Long Term Incentive Plan KPI Key Performance Indicators Global revenue per available room (RevPAR) growth RevPAR, average daily rate and occupancy statistics are disclosed on pages 257 to 259. RevPAR is the primary metric used by management to track hotel performance across regions and brands. RevPAR is also a commonly used performance measure in the hotel industry. RevPAR comprises IHG’s System (see Glossary, page 299) rooms revenue divided by the number of room nights available and can be derived from occupancy rate multiplied by the average daily rate. Average daily rate is rooms revenue divided by the number of room nights sold. References to RevPAR, occupancy and average daily rate are presented on a comparable basis, comprising groupings of hotels that have traded in all months in both the current and comparable year. The principal exclusions in deriving this measure are new hotels (including those acquired), hotels closed for major refurbishment and hotels sold in either of the comparable years. RevPAR and average daily rate are quoted at a constant US$ exchange rate, in order to allow a better understanding of the comparable year-on-year trading performance excluding distortions created by fluctuations in currency movements. Total gross revenue from hotels in IHG’s system Owned & leased revenue as recorded in the Group Financial Statements is reconciled to total gross revenue on page 91. Total gross revenue is revenue not wholly attributable to IHG; however, management believes this measure is meaningful to investors and other stakeholders as it provides a measure of system performance, giving an indication of the strength of IHG’s brands and the combined impact of IHG’s growth strategy and RevPAR performance. Total gross revenue refers to revenue which IHG has a role in driving and from which IHG derives an income stream. IHG’s business model is described on pages 24 to 29. Total gross revenue comprises: – Total rooms revenue from franchised hotels; – Total hotel revenue from managed and exclusive partner hotels including food and beverage, meetings and other revenues, reflecting the value driven by IHG and the base upon which fees are typically earned; and – Total hotel revenue from owned & leased hotels. Other than total hotel revenue from owned & leased hotels, total gross revenue is not revenue attributable to IHG, as these managed, franchised and exclusive partner hotels are owned by third parties. Total gross revenue is used to describe this measure as it aligns with terms used in the Group’s management, franchise and exclusive partner agreements and, therefore, is well understood by owners and other stakeholders. Measure Commentary Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 107 Key performance measures and non-GAAP measures + See pages 138 to 161 for more information on Directors’ remuneration and pages 40 to 43 for more information on KPIs. KPI KPI Revenue and operating profit measures The reconciliation of the most directly comparable line item within the Group Financial Statements (i.e. total revenue and operating profit, accordingly) to the non- IFRS revenue and operating profit measures is included on pages 250 to 256. Revenue and operating profit from (1) fee business, (2) owned & leased hotels, and (3) insurance activities are described as ‘revenue from reportable segments’ and ‘operating profit from reportable segments’, respectively, within note 2 to the Group Financial Statements. These measures are presented insofar as they relate to each of the Group’s regions and its Central functions. Management believes revenue and operating profit from reportable segments are meaningful to investors and other stakeholders as they exclude the following elements and reflect how management monitors the business: – System Fund and reimbursables – the System Fund is not managed to generate a surplus or deficit for IHG over the longer term; it is managed for the benefit of the hotels within the IHG system. As described within the Group’s accounting policies (page 184), the System Fund is operated to collect and administer cash assessments from hotel owners for specific purposes of use including marketing, the Guest Reservation System, certain hotel services and the Group’s loyalty programme. As described within the Group’s accounting policies (page 186) there is a cost equal to reimbursable revenues so there is no profit impact. Cost reimbursements are not applicable to all hotels, and growth in these revenues is not reflective of growth in the performance of the Group. As such, management does not include these revenues in their analysis of results. – Exceptional items – these are identified by virtue of their size, nature or incidence with consideration given to consistency of treatment with prior years (including items that impact more than one reporting period) and between gains and losses. Examples of exceptional items include, but are not restricted to, gains and losses on the disposal of assets, impairment charges and reversals, the costs of individually significant legal cases or commercial disputes and reorganisation costs. As each item is different in nature and scope, there will be little continuity in the detailed composition and size of the reported amounts which affect performance in successive periods. Separate disclosure of these amounts facilitates the understanding of performance including and excluding such items. The Group’s accounting policy for exceptional items and further detail of those items presented as such are included in the Group Financial Statements (see pages 187 and 201). In further discussing the Group’s performance in respect of revenue and operating profit, additional non-IFRS measures are used and explained further below: – Underlying revenue; – Underlying operating profit; – Underlying fee revenue; and – Fee margin. Operating profit measures are, by their nature, before interest and tax. The Group’s reported operating profit additionally excludes remeasurement gains/losses on contingent purchase consideration, which relates to financing of acquisitions. Management believes such measures are useful for investors and other stakeholders when comparing performance across different companies as interest and tax can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company’s capital structure, debt levels and credit ratings. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. Although management believes these measures are useful to investors and other stakeholders in assessing the Group’s ongoing financial performance and provide improved comparability between periods, there are limitations in their use as compared to measures of financial performance under IFRS. As such, they should not be considered in isolation or viewed as a substitute for IFRS measures. In addition, these measures may not necessarily be comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation. Underlying revenue and underlying operating profit These measures adjust revenue from reportable segments and operating profit from reportable segments, respectively, to exclude revenue and operating profit generated by owned & leased hotels which have been disposed, and significant liquidated damages, which are not comparable year-on-year and are not indicative of the Group’s ongoing profitability. The revenue and operating profit of current year acquisitions are also excluded as these obscure underlying business results and trends when comparing to the prior year. In addition, in order to remove the impact of fluctuations in foreign exchange, which would distort the comparability of the Group’s operating performance, prior year measures are restated at constant currency using current year exchange rates. Management believes these are meaningful to investors and other stakeholders to better understand comparable year-on-year trading and enable assessment of the underlying trends in the Group’s financial performance. Measure Commentary 108 IHG Annual Report and Form 20-F 2025 Performance continued Key performance measures and non-GAAP measures continued

Revenue and operating profit measures continued Underlying fee revenue growth Underlying fee revenue is used to calculate underlying fee revenue growth. Underlying fee revenue is calculated on the same basis as underlying revenue as described above but for the fee business only. Management believes underlying fee revenue is meaningful to investors and other stakeholders as an indicator of IHG’s ability to grow the core fee-based business, aligned to IHG’s asset-light strategy. Fee margin Fee margin is presented at actual exchange rates and is a measure of the profit arising from fee revenue. Fee margin is calculated by dividing fee operating profit by fee revenue. Fee revenue and fee operating profit are calculated from revenue from reportable segments and operating profit from reportable segments, as defined above, adjusted to exclude revenue and operating profit from the Group’s owned & leased hotels as well as from insurance activities and significant liquidated damages. Management believes fee margin is meaningful to investors and other stakeholders as an indicator of the sustainable long-term growth in the profitability of IHG’s core fee-based business, as the scale of IHG’s operations increases with growth in IHG’s system size. Adjusted interest Financial income and financial expenses as recorded in the Group Financial Statements is reconciled to adjusted interest on page 255. Adjusted interest is presented before exceptional items and the following items of interest which are recorded within the System Fund: – Interest income is recorded in the System Fund on the outstanding cash balance relating to the IHG loyalty programme. These interest payments are recognised as interest expense for IHG. – Other components of System Fund interest income and expense, including capitalised interest, lease interest expense and interest income on overdue receivables. Given results related to the System Fund are excluded from adjusted measures used by management, these are excluded from adjusted interest and adjusted earnings per ordinary share (see below). Management believes adjusted interest is a meaningful measure for investors and other stakeholders as it provides an indication of the comparable year-on-year expense associated with financing the business including the interest on any balance held on behalf of the System Fund. Adjusted tax The tax expense and the tax rate as recorded in the Group Financial Statements are reconciled to adjusted tax and the adjusted tax rate on page 256. Adjusted tax excludes the impact of foreign exchange gains/losses, exceptional items, the System Fund and remeasurement gains/losses on contingent consideration. Foreign exchange gains/losses vary year on year depending on the movement in exchange rates, and remeasurement gains/losses on contingent consideration and exceptional items also vary year on year. These can impact the current year’s tax charge. The System Fund (including interest and tax) is not managed to a surplus or deficit for IHG over the longer term and is, in general, not subject to tax. Management believes removing these from both profit and tax provides a better view of the Group’s underlying tax rate on ordinary operations and aids comparability year on year, thus providing a more meaningful understanding of the Group’s ongoing tax charge. Adjusted earnings per ordinary share Profit available for equity holders is reconciled to adjusted earnings per ordinary share on page 256. Adjusted earnings per ordinary share adjusts the profit available for equity holders used in the calculation of basic earnings per share to remove the System Fund and reimbursable result, interest attributable to the System Fund and foreign exchange gains/losses, change in remeasurement gains/losses on contingent purchase consideration, exceptional items, and the related tax impacts of such adjustments and exceptional tax. Management believes that adjusted earnings per share is a meaningful measure for investors and other stakeholders as it provides a more comparable earnings per share measure aligned with how management monitors the business. Measure Commentary Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 109 KPI KPI KPI Net debt Net debt is included in note 22 to the Group Financial Statements. Net debt is used in the monitoring of the Group’s liquidity and capital structure and is used by management in the calculation of the leverage ratios with the objective of maintaining an investment grade credit rating. Net debt is used by investors and other stakeholders to evaluate the financial strength of the business. Net debt comprises loans and other borrowings, lease liabilities, the principal amounts payable and receivable on maturity of derivatives swapping debt values, less cash and cash equivalents. A summary of the composition of net debt is included in note 22 to the Group Financial Statements. Adjusted EBITDA Cash from operations as recorded in the Group Financial Statements is reconciled to adjusted EBITDA on page 89. One of the key measures used by the Group in monitoring its debt and capital structure is the net debt: adjusted EBITDA ratio, which is managed with the objective of maintaining an investment- grade credit rating. The Group has a stated aim of targeting this ratio at 2.5-3.0x. Adjusted EBITDA is defined as cash flow from operations, excluding cash flows relating to exceptional items, cash flows arising from the System Fund and reimbursable result, other non-cash adjustments to operating profit or loss, working capital and other adjustments, and contract acquisition costs. Adjusted EBITDA is useful to investors as an approximation of operational cash flow generation. Adjusted free cash flow, gross capital expenditure, net capital expenditure The reconciliation of the Group’s statement of cash flows (i.e. net cash from investing activities, net cash from operating activities, accordingly) to the non-IFRS cash flow measures and capital expenditure is included on pages 254 to 255. These measures have limitations as they omit certain components of the overall cash flow statement. They are not intended to represent IHG’s residual cash flow available for discretionary expenditures, nor do they reflect the Group’s future capital commitments. These measures are used by many companies, but there can be differences in how each company defines the terms, limiting their usefulness as a comparative measure. Therefore, it is important to view these measures only as a complement to the Group statement of cash flows. Adjusted free cash flow Adjusted free cash flow is net cash from operating activities adjusted for: (1) the inclusion of the cash outflow arising from the purchase of shares by employee share trusts reflecting the requirement to satisfy incentive schemes which are linked to operating performance; (2) the inclusion of gross maintenance capital expenditure; (3) the exclusion of cash flows relating to exceptional items; and (4) where cash flows are split between categories in the Group statement of cash flows, cash flows from investing or financing activities may be included or excluded in adjusted free cash flow to maintain consistency of the measure. This includes: (a) the inclusion of the principal element of lease payments; (b) the exclusion of payments of deferred or contingent purchase consideration included within net cash from operating activities; (c) the exclusion of interest receipts related to owner loans within net cash from operating activities (d) the exclusion of recyclable investments in contract acquisition costs within net cash from operating activities; (e) the inclusion of payments and repayments related to investments supporting the Group’s insurance activities; (f) the inclusion of finance lease income relating to sub-leases where payments on the headlease are included in (a); (g) the exclusion of any lease incentives recorded within operating activities. Management believes adjusted free cash flow is a useful measure for investors and other stakeholders as it represents the cash available to invest back into the business to drive future growth and pay the ordinary dividend, with any surplus being available for additional returns to shareholders. It is a key component in measuring the ongoing viability of our business and is a key reference point to our investment case. Measure Commentary 110 IHG Annual Report and Form 20-F 2025 Performance continued Key performance measures and non-GAAP measures continued LT KPI Adjusted free cash flow, gross capital expenditure, net capital expenditure continued Gross capital expenditure Gross capital expenditure represents the consolidated capital expenditure of IHG inclusive of System Fund capital investments (see page 27 for a description of System Fund capital investments and recent examples). Gross capital expenditure is defined as net cash from investing activities, adjusted to include contract acquisition costs and to exclude payments and repayments related to investments supporting the Group’s insurance activities and changes in bank accounts pledged as security. In order to demonstrate the capital outflow of the Group, cash flow receipts such as those arising from disposals and distributions from associates and joint ventures, and finance lease income, are excluded. Lease incentives and similar contributions received are included in gross capital expenditure as they directly reduce the Group’s outlay. The measure also excludes any material investments made in acquiring businesses (including brands), including any subsequent payments of deferred or contingent purchase consideration included within investing activities, which represent ongoing payments for acquisitions. Gross capital expenditure is reported as key money, maintenance, recyclable or System Fund. Contract acquisition costs are defined as either key money or recyclable, depending on whether they form part of other recyclable investments, such as any difference between the face and market value of an owner loan on inception. This disaggregation provides useful information as it enables users to distinguish between: – Key money, which reflects amounts paid to owners to secure management and franchise agreements; – Maintenance capital expenditure, which reflects investments to maintain our systems, corporate offices and owned & leased hotels; – System Fund capital investments which are strategic investments to drive growth at hotel level; and – Recyclable investments, such as all investments in associates and joint ventures and any loans to facilitate third-party ownership of hotel assets, which are generally intended to be recoverable in the medium term and are to drive growth of the Group’s brands and expansion in primary markets. Management believes gross capital expenditure is a useful measure as it illustrates how the Group continues to invest in the business to drive growth. It also allows for comparison year-on-year. Net capital expenditure Net capital expenditure provides an indicator of the capital intensity of IHG’s business model. Net capital expenditure is derived from net cash from investing activities, which includes receipts such as those arising from disposals and distributions from associates and joint ventures, adjusted to include contract acquisition costs (net of repayments) and interest receipts from owner loans, and to exclude payments and repayments related to investments supporting the Group’s insurance activities, changes in bank accounts pledged as security, finance lease income and any material investments made in acquiring businesses (including brands), including any subsequent payments of deferred or contingent purchase consideration included within investing activities which are typically non-recurring in nature. In addition, System Fund depreciation and amortisation relating to property, plant and equipment and intangible assets, respectively, is added back, reducing the overall cash outflow. This reflects the way in which System Funded capital investments are recovered from the System Fund, over the life of the asset (see page 27). Management believes net capital expenditure is a useful measure as it illustrates the net capital investment by IHG, after taking into account capital recycling through asset disposal and the funding of strategic investments by the System Fund. It provides investors and other stakeholders with visibility of the cash flows which are allocated to long-term investments to drive the Group’s strategy. Measure Commentary Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 111 Changes in definitions to the 2024 Annual Report and Accounts The definition of ‘Adjusted interest’ has been updated and prior year reconciliations re-presented. An adjustment was previously made to remove foreign exchange gains and losses, but these are now reported separately in the Group Income Statement. This change does not affect total adjusted interest. Other changes seek to add clarity to the definitions and reconciliations by aligning with terminology used in the Group financial statements. Change in terminology The descriptor ‘Owned, leased and managed lease’ has been renamed to ‘Owned & leased’ for brevity. The definition remains unchanged and reflects hotels operated by IHG where IHG is, or effectively acts as, the owner, with responsibility for assets, employees and running costs. The entire revenue and profit of the hotels are recorded in IHG’s financial statements. + The performance review should be read in conjunction with the Non-GAAP reconciliations on pages 250 to 256 and the Glossary on pages 297 to 299. 112 IHG Annual Report and Form 20-F 2025 Performance continued Key performance measures and non-GAAP measures continued Crowne Plaza Manila, Philippines.

The Directors have determined that a three-year period ending 31 December 2028 is appropriate for the viability statement. The Group’s annual financial planning process prepares a three-year plan that incorporates principal risks, strategic priorities, and prevailing market conditions. This plan is reviewed by the Directors and provides the overarching framework for strategic and longer-term decision-making across the business. Principal risks The relative strength and resilience of the IHG business model to severe shocks has been proven by performance through the Covid-19 pandemic, with positive cash flows being generated through one of the most challenging periods of trading in the history of the industry. In assessing the viability of the Group, the Directors have considered the impact of the principal risks as outlined on pages 48 to 53. The discussion on those pages includes a description of why these risks are important to the achievement of our objectives and how the Group manages these risks. We have considered which principal risks could have the most significant and direct impact to the viability of the Group during the three-year period of assessment and they are shown below, alongside the scenario that is used to model those risks. Viability scenarios and assumptions Trading and profitability improved in 2025 reflecting the continued growth in travel demand and our increase in net system size. Our efficient operating model resulted in Group adjusted free cash flowa of $893m during 2025 and net debta increased by $551m, after $1,167m of ordinary dividends and the share buyback. The Group’s business model is discussed in more detail on pages 24 to 29. There is a range of possible planning scenarios over the three-year period considered in this review due to macro uncertainties and geopolitical risks affecting markets in each of our regions. In assessing the viability of the Group, the Directors have reviewed a number of scenarios, weighting downside risks that would threaten the business model, future performance, solvency and liquidity of the Group more heavily than opportunities. In performing the viability analysis, the Directors have considered a ‘Base Case’ which assumes that global RevPAR in 2026 to 2028 continues to grow in line with market expectations in each of our regions. The assumptions applied in the viability assessment are consistent with those used for Group planning purposes, the going concern assessment, for impairment testing and for assessing recoverability of deferred tax assets (see further detail on page 183). The Directors have also reviewed a ‘Severe Downside Case’ reflecting a severe but plausible scenario equivalent to the market conditions experienced through the 2008-09 global financial crisis, in which RevPAR declines by 17% in 2026 before recovering by 5% in both 2027 and 2028. A ‘Combined Scenario’ has also been considered, modelling the Severe Downside Case in conjunction with a significant cash flow impact from a one-off event, such as a cybersecurity incident. The viability assessment has been undertaken by evaluating the Base Case, Severe Downside Case and Combined Scenario with reference to the Group’s available liquidity. Scenarios modelled Related to principal risks Severe Downside Case This models a prolonged decrease in RevPAR, which may be driven by external or internal factors. – Operational resilience to incidents or disruption or control breakdown (including geopolitical, safety and security, cybersecurity, fraud and health-related). – Guest preferences for, or loyalty to, IHG-branded hotel experiences and channels. – Talent and capability attraction, retention and development. – Our ability to deliver technological or digital performance or innovation (at scale, speed etc). – Owner preferences for or ability to invest in our brands. Combined Scenario This models the Severe Downside Case and the impact of a specific material incident, which could relate to cybersecurity or an alternative material impact on the cash flow statement. All of the risks above, and – Data and information usage, storage and transfer. – Legal, regulatory and contractual complexity or litigation exposures. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 113 Viability statement a. Definitions for Non-GAAP measures can be found on pages 107 to 112. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 250 to 256. We have also considered the principal risks that may impact the viability of the Group over a longer period; for example, the impact of climate-related physical and transition risks. The physical and transition climate risks to which IHG is most exposed are discussed in the TCFD statement on pages 77 to 81. Physical risks are not considered material to the long-term viability of the Group, and transition risks present both opportunities and risks. While some transition risks have been assessed as being potentially material to the Group over the next one to five years under a 1.5°C scenario, this scenario is not considered a likely outcome, leading to the probability of a material impact on the Group’s viability assessment through 31 December 2028 as low. Funding The Group’s revolving credit facility (RCF) was refinanced in December 2025 with a new $1,500m facility. The facility has an initial five-year term, maturing in December 2030, with two additional one-year extension options. There are no financial covenants in the new facility. See note 23 to the Group Financial Statements for further details. In September 2025, the Group issued a five-year €850m bond. There are three bond maturities in the period under consideration: £350m in August 2026, €500m in May 2027 and £400m in October 2028. It has been assumed that there is an annual bond issuance up to one year in advance of maturities. We continue to plan to maintain an investment-grade credit rating, which provides good access to the debt capital markets. Viability assessment The Group enters the assessment period with substantial liquidity at 31 December 2025 of $2,599m, comprising cash and cash equivalents (net of overdrafts and restricted cash) of $1,099m plus an undrawn bank facility of $1,500m. Under the Base Case, Severe Downside Case and Combined Scenario, the Group is forecast to generate positive free cash flow over the 2026–28 period. The principal risks that could be applicable have been considered and are able to be absorbed within the liquidity available. The Directors reviewed a number of actions that could be taken if required to reduce discretionary spend, creating substantial additional liquidity. The Directors reviewed a reverse stress test scenario to determine what would be required to exhaust the liquidity in the Combined Scenario. This included modelling no refinancing available during the period of assessment. The Directors concluded that it was very unlikely that a single risk or combination of the risks considered could create the sustained impact required to threaten the viability of the Group. Conclusion The Directors have assessed the viability of the Group over the three-year period to 31 December 2028, taking account of the Group’s current position, the Group’s strategy and the principal risks documented in the Strategic Report. Based on this assessment, the Directors have a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the period to 31 December 2028. See also our business model on pages 24 to 29 the going concern assessment on page 183 and the impact of the principal risks on pages 48 to 53. For and on behalf of the Board Elie Maalouf Chief Executive Officer 16 February 2026 Michael Glover Chief Financial Officer 16 February 2026 114 IHG Annual Report and Form 20-F 2025 Viability statement continued Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 115 Hotel Indigo Galapagos, Ecuador. In this section Chair’s overview 116 Changes to the Board, and its Committees, and Executive Committee 117 Board and Committee membership and attendance in 2025 117 Our Board of Directors 118 Our Executive Committee 120 Governance structure 122 Board activities 123 Key areas of focus during the year 123 Key matters discussed in 2025 and Section 172 statement 124 Our shareholders and investors 126 Board Performance Review 127 Audit Committee Report 128 Responsible Business Committee Report 134 Nomination Committee Report 136 Directors’ Remuneration Report 138 Statement of compliance 162 “The Board remained focused on disciplined execution and governance throughout 2025 as the Group advanced its strategy and strengthened culture and resilience.” Deanna Oppenheimer Chair of the Board During 2025, the Board strived to ensure that the Group maintained a robust and resilient governance framework as it pursued its strategic objectives against the backdrop of a volatile geopolitical environment and ongoing economic uncertainty. Recognising the importance of aligning organisational culture with long-term strategy, the Board undertook an in-depth review of the Group’s culture, with particular emphasis on strengthening a performance culture (further information on the performance culture is included on page 62). This work was informed by insights from organisational assessments and external research and benchmarking, alongside consideration of how the Group’s growth behaviours are embedded across the business. The Board also reviewed the Group’s approach to change management and communication, key people priorities such as recruitment, talent development, succession planning and reward, and evaluated the leadership capabilities required to sustain and evolve the performance culture. The Board also continued its oversight of cybersecurity, receiving regular updates on the Group’s cyber-risk profile, key threat trends and the effectiveness of controls. It reviewed progress in strengthening resilience, including enhancements to detection, response and disaster-recovery capabilities, and considered assurance findings to ensure the Group maintains robust protection against evolving cyber threats. Throughout the year, I and other members of the Board were pleased to further engage with shareholders, hotel owners and colleagues. The Board undertook an extensive shareholder consultation exercise, particularly in relation to the Company’s approach to remuneration and the Directors’ Remuneration Policy approved during the year. We also enjoyed engaging with and hearing directly from hotel owners and a variety of colleagues as part of market visits to hotels and the Group’s corporate offices. During my short-term medical leave of absence, Graham Allan, our Senior Independent Non-Executive Director, assumed the responsibilities of Chair of the Board and Chair of the Nomination Committee on an interim basis. Graham brought deep board and leadership experience to the role, ensuring continuity and demonstrating the Board’s focus on its strategic and governance priorities. I would like to thank Graham for his contribution and keeping the Board operating seamlessly during this period. Focus areas and activities In addition to the areas outlined above, during 2025 the Board continued to oversee the Group’s growth ambitions, supporting and approving the Group’s acquisition of the Ruby brand and the launch of a new premium collection brand. The Board also supported the strengthening of the Group’s financial resilience and liquidity profile through approval of an €850 million bond issuance and the refinancing of the Group’s $1.5 billion revolving credit facility. Developments in the technology and AI spaces also featured prominently on the Board agenda. The Board considered the Group’s approach to AI opportunities, including initiatives deployed as part of efficiency and effectiveness workstreams, as well as AI’s impact on customer acquisition and the broader industry, and this will continue to be a focus in 2026. The Board also continued to monitor the Group’s approach to disaster recovery, with particular focus on third-party risks and supply chain dependency. More information on the Board’s activities during the year is given on pages 123 to 126. Board composition While no new appointments to or resignations from the Board took effect during the year, we announced the appointment of Nicholas Cadbury as a Non-Executive Director to be effective from 1 March 2026. Nicholas’ global hospitality and travel sector knowledge, together with his expertise across finance, technology, sustainability and commercial property, will bring significant value to the Board. Information on Nicholas’ appointment is included in the Nomination Committee Report on pages 136 and 137. In line with UK corporate governance requirements and recommendations on Board gender and diversity, our Board continues to meet the FTSE Women Leaders Review recommendations for women on a FTSE 100 Board. With regard to the Parker Review, which looks at the ethnic diversity of UK boards and senior management in FTSE 350 companies, IHG exceeds the recommendations set by the review with three ethnically diverse directors as shown on page 121. 116 IHG Annual Report and Form 20-F 2025 Chair’s overview

Committee activities The Board delegates certain responsibilities to its Committees to assist in ensuring effective corporate governance across the business. During 2025: – the Audit Committee focused on assessing the Group’s financial and non- financial governance and monitoring its risk management and internal control framework (see its report on pages 128 to 133); – the Remuneration Committee focused on executive reward, the Directors’ Remuneration Policy and the approach to performance management and reward (see its report on pages 138 to 161); – the Responsible Business Committee focused on progress against the 2025 responsible business priorities, which support the Group’s Journey to Tomorrow responsible business plan (see its report on pages 134 and 135); and – the Nomination Committee focused on Board composition, the continued development of Executive Committee succession plans and the internal performance review (see its report on pages 136 and 137). Further detail on the Group’s governance structure is given on page 122. Board performance review During the year, an internal review of the performance of the Board and its Committees was undertaken. I am pleased to report that, overall, the review supported the positive conclusions of the Board and its Committees as to their performance. Further details of the internal performance review can be found on page 127. Individual director feedback assessments were also conducted, details of which can be found on page 127. Compliance and our dual listing IHG continues to operate as a dual-listed company with a premium listing on the London Stock Exchange (LSE) and a secondary listing on the New York Stock Exchange (NYSE). Under the UK listing rules, we are obliged to make a statement as to how we have applied the principles of the UK Corporate Governance Code (the Code). Under the NYSE listing rules, as a foreign private issuer, we are required to disclose any significant ways in which our corporate governance practices differ from those of US companies. To ensure consistency of information provided to both UK and US investors, we produce a combined Annual Report and Form 20-F. Our statement of compliance with the Code is on pages 162 and 163. A summary outlining the differences between the Group’s UK corporate governance practices and those followed by US companies can be found on page 284. Looking forward In 2026, the Board will focus on the continued delivery of the Group’s strategic objectives, while ensuring that a robust governance framework is maintained. Deanna Oppenheimer Chair of the Board 16 February 2026 Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 117 Board and Committee membership and attendance in 2025 Appointment date Additional/ Committee appointments Board Audit Committeea Responsible Business Committee Nomination Committee Remuneration Committee Total meetings held 8 5 4 6 5 Chair Deanna Oppenheimerb 01/06/22 N, R 6/8 – – 4/6 3/5 Chief Executive Officer Elie Maalouf 01/01/18 8/8 – – – – Executive Director Michael Glover 20/03/23 8/8 – – – – Senior Independent Non-Executive DirectorGraham Allan 01/09/20 A, N, RB, SID 8/8 5/5 4/4 6/6 – Non-Executive Directors Arthur de Haast 01/01/20 A, RB 8/8 5/5 4/4 – – Duriya Farooquic 07/12/20 VoE, A, RB 7/8 5/5 4/4 – – Byron Grote 01/07/22 A, N, R 8/8 5/5 – 6/6 5/5 Sir Ron Kalifa 01/01/24 A, R 8/8 5/5 – – 5/5 Angie Risley 01/09/23 N, R, RB 8/8 – 4/4 6/6 5/5 Sharon Rothstein 01/06/20 A, RB 8/8 5/5 4/4 – – Changes to the Board, and its Committees, and Executive Committee Nicholas Cadbury Nicholas was appointed to the Board as a Non-Executive Director with effect from 1 March 2026 Wayne Hoare Wayne retired from his role as Chief Human Resources Officer and the Executive Committee on 31 December 2025 Tejas Katre Tejas was appointed to the Executive Committee as Chief Human Resources Officer from 1 January 2026 Board Committee membership and additional appointments key A Audit Committee member SID Senior Independent Non-Executive Director R Remuneration Committee member VoE Non-Executive Director responsible for workforce engagement – Voice of the Employee RB Responsible Business Committee member N Nomination Committee member (Ch) Chair of a Board Committee a. In principle, the full Board attends the relevant sections of the Audit Committee meetings when financial results are considered. b. Deanna Oppenheimer did not attend the Board or Committee meetings during her short-term medical leave of absence. c. Duriya Farooqui was not able to attend a Board meeting due to a prior commitment. Deanna Oppenheimer Non-Executive Chair Appointed to the Board: 1 June 2022 Committee membership: N R Deanna is the founder of CameoWorks, LLC, an advisory firm supporting C-suite leaders, and BoardReady.io, a non-profit focused on board effectiveness. She previously held senior leadership roles at Barclays PLC and has served on multiple listed company boards, including Tesco PLC (Senior Independent Director), Hargreaves Lansdown (Chair), and Whitbread PLC (Remuneration Committee Chair). As Chair, Deanna leads the Board, ensuring effective governance and strong engagement with IHG’s shareholders and wider stakeholders. She is currently a Non-Executive Director of Thomson Reuters Corporation and serves on the private board of Slalom Corp. Elie Maalouf Chief Executive Officer (CEO) Appointed to the Board: 1 January 2018 Elie became Chief Executive Officer of IHG in July 2023, having previously served as Chief Executive Officer, Americas since 2015. He joined IHG following six years as President and CEO of HMSHost Corporation, where he was also a board member. Elie brings extensive global experience across hotel development, branding, finance, real estate and operations, complemented by strong food and beverage expertise. Before joining the Group, he was a Senior Adviser at McKinsey & Company from 2012 to 2014. As CEO, Elie leads the Group’s executive management and is responsible for delivering Board strategy and policy. He also serves on the Executive Committee of the World Travel & Tourism Council and the U.S. Travel Association CEO Roundtable. Michael Glover Chief Financial Officer (CFO) Appointed to the Board: 20 March 2023 Since joining IHG in 2004, Michael has held senior finance roles across the Group and its regions. He served as CFO of IHG’s China region before becoming Group Financial Controller, overseeing Tax, Treasury and Financial Reporting and leading a major finance transformation that delivered greater simplification, automation and service- centre integration. He later became CFO of the Americas and Group Head of Commercial Finance, with responsibility for global commercial finance operations, including procurement, sales and marketing, technology finance and the System Fund. Michael is an Accounting and Finance graduate of Baylor University and a certified public accountant. As CFO, he works with the Board to oversee the Group’s financial operations. Graham Allan Senior Independent Non-Executive Director (SID) Appointed to the Board: 1 September 2020a Committee membership: A N RB Graham brings over 40 years of strategic, commercial and operational experience in global consumer-focused businesses. He was Group Chief Executive of Dairy Farm International Holdings Ltd from 2012 to 2017 and previously held senior roles at PepsiCo/Yum! Brands, serving as President of Yum! Restaurants International and leading the KFC, Pizza Hut and Taco Bell brands across 120 markets. Graham began his career as a consultant at McKinsey & Company. Appointed Senior Independent Non- Executive Director in January 2022, he became Chair of IHG’s Responsible Business Committee in March 2023. His other roles include Senior Independent Director at Intertek Group plc, Independent Non-Executive Director at Associated British Foods plc and Americana Restaurants International PLC, Chairman of Bata Footwear and Director at Nando’s Group Holdings Limited. Byron Grote Independent Non- Executive Director Appointed to the Board: 1 July 2022 Committee membership: A N R Byron has more than 30 years’ experience in the international oil and gas sector, including senior roles at Standard Oil of Ohio and BP Plc, where he served as an Executive Director for 13 years and as Chief Financial Officer from 2002 to 2011. He has held board and audit committee leadership positions at Anglo American plc, Akzo Nobel N.V., Tesco PLC and Unilever PLC and also served as a  Non-Executive Director of Standard Chartered PLC. As Chair of IHG’s Audit Committee since March 2023, Byron brings deep financial, governance and international business expertise. He is a member of leading audit committee networks and currently serves as a Non-Executive Director of Inchcape plc where he is Remuneration Committee Chair. Angie Risley Independent Non- Executive Director Appointed to the Board: 1 September 2023 Committee membership: N R RB Angie has extensive human resources experience across multiple sectors, including at United Biscuits; Whitbread PLC, where she was Executive Director and Group HR Director; Lloyds Banking Group plc as Group HR Director and Executive Committee member; and Sainsbury’s plc, where she served for 10 years as Group HR Director. She has held non-executive roles at Serco Group Plc (Remuneration Committee Chair), Sainsbury’s Bank plc, Arriva PLC, and Biffa Limited, and was a member of the UK Low Pay Commission. Angie brings broad HR and cross-sector expertise to the IHG Board and became Chair of the Remuneration Committee in January 2024. She is currently Senior Independent Director and member of the Remuneration Committee and Nomination & Governance Committee at Smith & Nephew plc. 118 IHG Annual Report and Form 20-F 2025 Our Board of Directors At 16 February 2026, our Board of Directors comprises: a. Graham was a member of the Board from 1 January 2010 to 15 June 2012 prior to being appointed as Chief Operating Officer of Dairy Farm International Holdings Limited. Sir Ron Kalifa Independent Non- Executive Director Appointed to the Board: 1 January 2024 Committee membership: A R Ron is a recognised leader in financial services and technology, having served for over a decade as Chief Executive Officer of Worldpay, later becoming Vice Chairman and an Executive Director until 2020. Ron brings substantial expertise in high-growth sectors of financial markets, including payments and fintech strategy, to the IHG Board. He is Chairman of Visma AG and Vice Chair and Head of Financial Infrastructure at Brookfield Asset Management. He is Non-Executive Director of Network International Holdings plc and the England & Wales Cricket Board, a Council member at Imperial College London, a Trustee of the Royal Foundation of the Prince and Princess of Wales, and Chair of the Sports Honours Committee. Arthur de Haast Independent Non- Executive Director Appointed to the Board: 1 January 2020 Committee membership: A RB Arthur brings over 30 years of experience in capital markets, hotels, and hospitality, having held senior roles at Jones Lang LaSalle (JLL), including Global CEO of JLL’s Hotels and Hospitality Group and Chair of its Capital Markets Advisory Council. He is a former Chair of the Institute of Hospitality and offers substantial board-level expertise in sustainability. Arthur serves as an Independent Non-Executive Director and Risk Management Committee Chair at Chalet Hotels Limited and is a member of the Advisory Board of the Scottish Business School at the University of Strathclyde, Glasgow. Duriya Farooqui Independent Non- Executive Director Appointed to the Board: 7 December 2020 Committee membership: A RB Duriya brings over two decades of executive and board experience across strategy, transformation, and innovation. She is an Independent Director at Intercontinental Exchange, Inc. (ICE), serving on the boards of its subsidiaries, NYSE and ICE NGX, and co-chairing the NYSE Board Advisory Council. Duriya is also an independent director at Barclays Execution Services Limited, and a leadership coach with The Exco Group. Her previous roles include President of Supply Chain Innovation at Georgia- Pacific, Executive Director of the Atlanta Committee for Progress, principal at Bain & Company, and Chief Operating Officer of the City of Atlanta. She is a member of the Piedmont Healthcare Board of Directors, The Carter Center Board of Councilors, and the Harvard Kennedy School Alumni Board. Sharon Rothstein Independent Non- Executive Director Appointed to the Board: 1 June 2020 Committee membership: A RB Sharon brings over 25 years of senior leadership experience in marketing, branding and digital strategy. She is currently an Operating Partner at Stripes Group, a growth equity firm investing in high-growth consumer and SaaS companies. Her previous roles include Executive Vice President, Global Chief Marketing Officer, and Executive Vice President, Global Chief Product Officer at Starbucks Corporation, as well as senior positions at Sephora, Godiva, Starwood Hotels & Resorts, Nabisco and Procter & Gamble Company. Sharon provides the IHG Board with deep expertise in consumer-focused businesses and hospitality and brings insights into brand strategy and marketing. She serves on the boards of Yelp, Inc. and private companies Califia Farms, Levain Bakery and Pop Up Bagels. Board Committee membership A Audit Committee member RB Responsible Business Committee member Chair of a Board Committee R Remuneration Committee member N Nomination Committee member Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 119 Board skills matrix Fi na nc ia la St ra te gy b Ri sk H ot el s/ H os pi ta lit y Br an ds /C on su m er c Re al E st at e In te rn at io na ld Te ch /D ig ita l Su st ai na bi lit y Fr an ch is in g U S/ U K C or po ra te G ov er na nc ee C EO f Deanna Oppenheimer ò ò ò ò ò ò ò ò Graham Allan ò ò ò ò ò Arthur de Haast ò ò ò ò ò Duriya Farooqui ò ò ò ò ò ò Byron Grote ò ò ò ò ò Ron Kalifa ò ò ò ò ò ò ò Angie Risley ò ò ò Sharon Rothstein ò ò ò ò ò ò ò Michael Glover ò ò ò ò ò ò Elie Maalouf ò ò ò ò ò ò ò Total 5 7 6 6 5 2 9 4 2 4 6 3 a. Experience in a CFO/senior finance role and/or investment banking sector. b. Experience in a role leading corporate strategy, a management consulting role and/or a divisional CEO role. c. Experience in consumer/brands organisation or a role as marketing executive with multibrand background. d. Experience in a multinational organisation holding responsibility globally/across several regions. e. Experience in a UK and US listed organisation. f. Experience in a global CEO role. Daniel Aylmer Chief Executive Officer, Greater China Appointed to the Executive Committee: April 2024 (joined the Group: 2016) Daniel joined IHG in 2016 and was appointed to the Executive Committee in April 2024. With over 20 years of hospitality experience across Europe, the US and Asia, including a senior tenure at Starwood, he brings deep operational expertise and market insight. Daniel previously served as Managing Director and Chief Operating Officer for Greater China, driving strategic growth, operational excellence, and performance across managed and franchised full-service hotels. Based in Shanghai, he leads the Greater China region’s management, expansion, and profitability. Daniel also contributes to the broader business community as a member of numerous business chambers in Shanghai, promoting economic and trade relations between China and the UK. Heather Balsley Chief Commercial & Marketing Officer Appointed to the Executive Committee: November 2023 (joined the Group: 2007) Heather joined IHG in 2007 and was appointed to the Executive Committee in November 2023. She became Chief Commercial & Marketing Officer in April 2024, having previously served as Global Chief Customer Officer. Heather has held several senior roles, including SVP, Global Loyalty & Partnerships; SVP, Global Marketing, Mainstream Brands; and SVP, Americas Brands and Marketing. Before joining IHG, she spent seven years at Marakon Associates advising Fortune 500 companies on performance strategies. Heather holds an MBA from Harvard Business School and a bachelor’s degree in economics and Sociology from Duke University. She leads IHG’s brand strategy, marketing, commercial platforms, analytics, loyalty programmes, co-brand credit card business and the overall guest experience across the Group’s brands. Jolyon Bulley Chief Executive Officer, Americas Appointed to the Executive Committee: November 2017 (joined the Group: 2001) Jolyon joined IHG in 2001 and was appointed to the Executive Committee in November 2017. A career hotelier, he has held senior roles across the Group, including COO for the Americas and Greater China, CEO for Greater China and leader of the Luxury & Lifestyle Transformation Team. In 2023, he became CEO, Americas. Jolyon has extensive experience in hotel operations, franchisee and owner relations, new hotel openings and brand performance. He graduated from William Angliss Institute, Melbourne, with a focus on Tourism and Hospitality. Jolyon is responsible for driving the growth, management and profitability of the Americas region. Yasmin Diamond, CB Executive Vice President, Global Corporate Affairs Appointed to the Executive Committee: April 2016 (joined the Group: 2012) Yasmin joined IHG in 2012 and was appointed to the Executive Committee in April 2016. She leads all aspects of global corporate affairs, including external, internal, hotel and owner communications, government affairs and IHG’s Corporate Responsibility strategy, supporting the Group’s strategic priorities. Before joining IHG, Yasmin held senior communications roles in the UK Government, including Director of Communications at the Home Office and the Department for Environment, Food and Rural Affairs, and Head of Marketing at the Department for Education and Skills. Awarded a Companion of the Order of the Bath (CB) in 2011, she also serves as an Independent Non-Executive Director of the Rugby Football Union and as a Board Trustee of the Sustainable Hospitality Alliance. Jolie Fleming Executive Vice President, Chief Product & Technology Officer Appointed to the Executive Committee: April 2024 (joined the Group: 2021) Jolie joined IHG in 2021 and was appointed to the Executive Committee in April 2024. She initially served as Senior Vice President, Guest Products and Platforms, leading the development and launch of technology solutions for IHG One Rewards, mobile apps, new hotel websites and partner integrations, including Iberostar. With over 25 years of experience in technology-driven businesses, Jolie has worked across corporate and start-up environments, focusing on transformative growth, product management, and high-performance teams. Previously, she was Managing Director of Digital and Customer Experience at E*TRADE by Morgan Stanley, leading its award-winning digital channels. Jolie is responsible for driving the development of guest, enterprise and owner-facing products and technology. Nicolette Henfrey Executive Vice President, General Counsel and Company Secretary Appointed to the Executive Committee: February 2019 (joined the Group: 2001) Nicolette joined IHG in 2001 and was appointed to the Executive Committee in February 2019. A solicitor qualified in England and South Africa, she began her career at Findlay & Tait (now Bowmans) in South Africa and also worked as a corporate lawyer at Linklaters in London. At IHG, Nicolette has held senior legal roles, including Deputy Company Secretary, working closely with the Board, Executive Committee and wider organisation to ensure best-in-class governance, legal and regulatory compliance. She has global responsibility for corporate governance, legal, risk management, insurance, regulatory compliance, internal audit and hotel standards. 120 IHG Annual Report and Form 20-F 2025 Our Executive Committee In addition to Elie Maalouf and Michael Glover, the Executive Committee comprises:

Tejas Katre Chief Human Resources Officer Appointed to the Executive Committee: January 2026 (joined the Group: 2018) Tejas became Chief Human Resources Officer in January 2026 and is responsible for all aspects of the Group’s people and organisation strategy, covering talent management, people development, learning, reward and employee relations. With over 30 years of experience, Tejas has driven HR and organisational transformation across global companies and international markets. Before joining IHG, Tejas held senior roles at PepsiCo and Unilever PLC. Since joining IHG in 2018, Tejas has served as Senior Vice President, HR Global Talent, Organisation, Culture and Reward, and Senior Vice President, HR for EMEAA. Kenneth Macpherson Chief Executive Officer, EMEAA Appointed to the Executive Committee: April 2013 (joined the Group: 2013) Kenneth joined IHG in 2013 and was appointed to the Executive Committee in April 2013. He served as CEO for Greater China from 2013 to 2017 before becoming CEO, EMEAA, in January 2018. Kenneth has extensive experience in sales, marketing strategy, business development and operations, with over 12 years living and working in China, and additional experience across Asia, the UK, France, and South Africa. Before joining IHG, he spent 20 years at Diageo plc, including as Managing Director of Diageo Greater China, leading the landmark acquisition of ShuiJingFang. Kenneth is responsible for managing the growth, profitability and operations of the EMEAA region and overseeing a portfolio of hotels in mature and emerging markets. Gender of Board and Executive Committee Number of Board members Percentage of the Board Number of senior positions on the Board (CEO, CFO, SID and Chair) Number in Executive Committee Percentage of Executive Committee Men 6 60% 3 6 60% Women 4 40% 1 4 40% Not specified/prefer not to say – – – – – Ethnic background of Board and Executive Committee Number of Board members Percentage of the Board Number of senior positions on the Board (CEO, CFO, SID and Chair) Number in Executive Committee Percentage of Executive Committee White British or other White (including minority-white groups) 7 70% 3 8 80% Mixed/Multiple Ethnic Groups – – – – – Asian/Asian British 2 20% – 1 10% Black/African/Caribbean/Black British – – – – – Other ethnic group 1 10% 1 1 10% Not specified/prefer not to say – – – – – Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 121 Notes: a. The information in the tables above is compiled from self-reported data from the relevant individuals and is accurate as at 31 December 2025. b. As at 31 December 2025 and 16 February 2026, the Company complies with the following requirements on board diversity in accordance with UKLR 6.6.6R(9): (i) at least 40% of the individuals on the Board are women; (ii) at least one senior position, namely the Chair of the Board, is held by a woman; and (iii) at least one individual on the Board is from a minority ethnic background. Information on Directors and Executive Committee members As required by UKLR 6.6.6R(9), data on the Board and Executive Committee members is set out in the tables below. Governance framework Our governance framework is headed by the Board, which delegates certain management and oversight responsibilities to various Committees to further IHG’s purpose, values and strategy, while conducting business in a responsible manner. Executive management is responsible for the implementation of strategy that is delivered by the Group’s workforce. The Board The Board is responsible for promoting the long-term sustainable success of the Group and establishes its purpose, values and strategy. Operational matters, routine business and information disclosure procedures are delegated by the Board to Management Committees, with the exception of a number of key decisions and matters that are reserved for the Board. The schedule of matters reserved for the Board was reviewed and approved at the December 2025 Board meeting and is available on our website. The Board is supported by its four Principal Committees (Audit, Nomination, Remuneration and Responsible Business), all of which consist of Non-Executive Directors. These committees assist the Board in carrying out its functions and in overseeing the delivery of the strategic objectives it sets for management. + See pages 123 to 126 for information. Board Committees Nomination Committee Leads on and examines nominations and appointments to the Board and its Committees and makes recommendations to the Board. Responsible for reviewing the Group’s leadership needs. Remuneration Committee Leads on and reviews all aspects of remuneration of the Executive Directors and Executive Committee members and remuneration policy for senior executives. Responsible Business Committee Leads on responsible business objectives and strategy, including our approach to social, community and human rights matters. Reviews our impact on the environment and communities. Reviews the Board’s engagement with the workforce and the Group’s culture of inclusivity. Audit Committee Leads on internal controls and risk management; financial and non-financial reporting; internal audit; fraud and external audit and compliance. Maintains working relationships with management; Global Internal Audit; the Disclosure Committee; and the external Auditor. Management Committees Operational matters, routine business and information disclosure procedures are delegated by the Board to Management Committees. The Management Committees comprise senior executives, including, where relevant, the Executive Directors. Executive Committee Chaired by the CEO, it considers and manages the day-to-day strategic and operational issues facing the Group. Its remit includes executing the strategic plan once agreed upon by the Board, monitoring the Group’s performance and providing assurance to the Board in relation to overall performance and risk management. General Purposes Committee Chaired by an Executive Committee member, it attends to items of a routine nature and to the administration of matters, the principles of which have been agreed previously by the Board or an appropriate Committee. Disclosure Committee Chaired by the Group’s Financial Controller, it ensures that proper procedures are in place for statutory and listing disclosure requirements. This Committee reports to the Chief Executive Officer, the Chief Financial Officer and the Audit Committee. 122 IHG Annual Report and Form 20-F 2025 Governance structure + See pages 136 and 137. + See pages 138 to 161. + See pages 134 and 135. + See pages 128 to 133. Board meetings This page gives an overview of some of the regular and standing items discussed and decisions made at Board meetings during the year. The table on pages 124 and 125 sets out information on the key matters discussed by the Board in 2025 and our Section 172 statement, which includes information about how stakeholders were considered and impacted outcomes. In several areas, much of the substantive preparation work took place within the Board’s Committees and was later confirmed by the Board, or the whole Board attended certain sections of Committee meetings. Where this was the case, the discussions are treated as having taken place at Board level. Performance The Board receives regular updates from the CEO and CFO on recent and current trading, including RevPAR, operating profit, net system size growth and cash flow performance. These were also compared to the results of competitors and budget. Internal projections were compared with the consensus of forecasts by analysts to ensure that the Company’s prospects were appropriately reflected in market expectations. The Board also monitors the progress of the share buyback programme. Throughout the year, the Board also receives regional performance updates from each of the regional Chief Executive Officers, covering regional market and competitive landscapes, financial performance, regional strategy and progress on regional initiatives, and risks and mitigation measures. Governance and assurance The Board receives regular updates on principal and emerging risks, internal controls, risk management systems, the Group’s risk appetite, litigation, cybersecurity, compliance programmes and the global insurance programme. Committee Chairs also report to the Board on risk topics discussed in their respective Committees. The Board receives regulatory development updates from the General Counsel and Company Secretary, covering regulatory changes in areas such as corporate reporting and governance, executive remuneration, shareholder body voting guidelines and other social and environmental matters on a quarterly basis. The Board also reviewed and approved the Group’s Code of Conduct. Stakeholders The Board receives a regular report outlining share register movements, relative share price performance, investor relations activities and engagement with shareholders. The Board also considers views shared from the regular investor and analyst perception studies and feedback surveys, as well as individual meetings with investors. The Board receives a regular report outlining various geopolitical and social issues pertaining to IHG and its business; corporate affairs activity supporting IHG’s corporate reputation, brands and responsible business agenda; owner and colleague engagement and feedback; government and advocacy programmes; and industry-body engagement. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 123 Board activities Key areas of focus during the year Key matters discussed in 2025 and Section 172 statement Section 172 of the Companies Act 2006 requires a director of a company to promote the success of that company, and in doing so, the director must have regard to six factors. These are: the long-term consequences of a decision; the interests of its employees; business relationships with suppliers, customers and others; its impact on the community and environment; the desirability of maintaining high standards of business conduct; and the need to act fairly between members of the company. The table below summarises some of the main matters dealt with by the Board during the year and how it took the Section 172 factors into account. The relevant Section 172 factors are identified in the table. Finance and performance Shareholder returns The Board considered and approved a final dividend for 2024, an interim dividend for 2025 and a $900m share buyback programme. In considering the dividends paid during the year and the share buyback programme, the Board took into account the creation of value for shareholders, the expectations of analysts in the context of the Company’s trading and viability assessments and capacity to pay, as well as the external environment, including the geopolitical situation and macro-economic developments, while having regard to the Group’s dividend policy. Considerations – Long term – High standards – Act fairly between members Group finance The Board approved the update of the Group’s Euro Medium Term Note (EMTN) bond programme and the issuance of an €850m bond. In approving the EMTN programme update and the €850m bond issuance, the Board considered in particular the Group’s longer-term debt maturity and liquidity profiles as well as the benefits of prudent financial management to the Group’s employees and shareholders. Considerations – Long term – Employees – High standards – Act fairly between members Group finance The Board considered and approved the refinancing of the Group’s $1.5bn syndicated revolving credit facility. When deciding to approve the refinancing of the Group’s $1.5bn revolving credit facility, which included the removal of financial covenants, the Board recognised the value of the new facility to the Group’s short- and medium-term funding and liquidity prospects and noted the positive implications of having the new facility in place for the Group’s stakeholders, including employees, suppliers, owners, guests and shareholders. Considerations – Employees – Suppliers and customers – High standards Financial statements The Board considered and approved the full and half-year financial results statements, including the going concern and viability statements, and whether the Annual Report was fair, balanced and understandable. In reviewing and approving for publication the Group Financial Statements, the Board ensured that the Group had met its regulatory requirements in relation to providing shareholders and other stakeholders with accurate information regarding the Group and further maintained the Group’s reputation for operating with high standards. Considerations – High standards – Act fairly between members Strategic and operational matters Brand portfolio The Board approved the acquisition of the Ruby brand. In evaluating the acquisition of the Ruby brand, the Board focused in particular on the brand’s appeal to IHG One Rewards members and other guests; the brand’s proposition and the return on investment for hotel owners; and the value the brand can generate for shareholders and investors. Considerations – Long term – Suppliers and customers Brand portfolio The Board approved the launch of a new premium collection brand. In considering the new brand launch, the Board noted the long- term strategic rationale for the new brand as well as the guest proposition and the enhanced opportunity it creates for hotel owners to benefit from the Group’s enterprise platform. The Board also considered the capacity and capabilities of the Group’s employees needed to support the launch. Considerations – Long term – Employees – Suppliers and customers Technology The Board approved an agreement for a new cloud-based property management system. In approving the agreement for a new cloud-based property management system, the Board had regard to the benefits to the Group and hotel owners of a scalable, future-ready technology solution to facilitate operational efficiency and reduce administrative burden. Considerations – Long term – Suppliers and customers Growth strategy in regions – Americas, EMEAA and Greater China The Board received in-depth regional updates from the CEOs of each of the Group’s three regions, and provided oversight with regard to the Group’s growth strategy and strategic priorities. The Board received regular updates from the Group’s operating regions, covering the Group’s relative brand positioning across the brand segments; enterprise capabilities across key markets and the priorities for driving growth in the national markets, and further focused on actions to accelerate the Group’s growth. In its discussions across the year, the Board paid particular attention to critical owner considerations in relation to optimising owner returns as well as initiatives to reduce energy and water consumption and food waste. Considerations – Long term – Suppliers and customers – Community and environment 124 IHG Annual Report and Form 20-F 2025 Board activities continued Key areas of focus during the year continued

Governance Board composition The Board approved the appointment of Nicholas Cadbury as Non-Executive Director. In considering and approving the new Board appointment, the Board had particular regard for ensuring that the Board and the Board Committees have the appropriate mix of talent, expertise, skills and experience to provide effective oversight over the short and long-term strategic objectives of the Group while also maintaining high standards of business conduct and complying with the UK Corporate Governance Code. Considerations – Long term – High standards Executive Committee appointment The Board endorsed the appointment of Tejas Katre to the Executive Committee. In considering the talent and succession planning at the Executive Committee level and the appointment of Tejas Katre as Chief Human Resources Officer, the Board focused on the skills, experience and profile required to optimise the Executive Committee and HR functional leadership to facilitate the delivery of the Group’s strategic objectives. Considerations – Long term – Employees – High standards Share price currency change The Board approved the change of the Company’s share price currency from British Pounds to US Dollars. In approving the change of the Company’s share price currency to US Dollars, the Board considered in particular the implications of the change for the Company’s shareholders and employees and the ability of the Company’s share administrators to accommodate the change. Considerations – Employees – Suppliers and customers – Act fairly between members People Our people and culture The Board participated in and received regular updates from the Voice of the Employee workforce engagement programme. The Board participated in employee feedback sessions, and received and considered regular updates from the Voice of the Employee workforce engagement programme, noting continued positive feedback from engagement sessions. A summary of the Voice of the Employee engagement programme activities carried out during 2025 is included on page 135. Considerations – Employees – High standards Our people and culture The Board received regular updates on and endorsed the Group’s approach to efficiency initiatives. In considering the Group’s operational efficiency initiatives, the Board carefully assessed the long-term benefits of the initiatives and the impact of the initiatives on the Group’s employees and culture, particularly in the context of the focus on a performance culture. Considerations – Long term – Employees – High standards + See pages 44 and 45 for information about how we have engaged with our stakeholders in 2025. Further details of our regard for our people, communities and the planet are on pages 62 to 76. Annual Board strategy meeting The 2025 Annual Board strategy meeting was held in Atlanta, the location of the Group’s main corporate office in the USA. The Board reviewed performance in the broader context of the industry, the competitive environment and considered progress against the Group’s strategy. Areas of focus also included: – the Group’s strategy for brands, commercial and marketing areas to capture future growth and market share; and – opportunities to unlock value with guests and owners through technology. The Board’s assessment was supplemented by external perspectives on the future of the industry, imperatives for remaining competitive and a forward- looking view of dynamics in equity and owner capital markets. The Board also reflected on the impact of the Group’s strategic choices, its risk appetite and risk tolerances, noting the approach to programme and operational risk management in the organisation. Following a productive and wide- ranging discussion, the Board endorsed future plans in particular with regard to: – the Group’s market growth strategy and approach to market prioritisation, with a focus on accelerating profitable growth; – enhancing the Group’s technology platforms, focusing on strengthening core capabilities and leveraging data and insights; and – a renewed emphasis on execution, embedding a high-performance culture to achieve strategic ambitions. The outcomes and action items were further addressed at subsequent Board meetings. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 125 During 2025, IHG continued its open dialogue with shareholders and investors and conducted its annual programme of investor relations activities with support from its brokers and advisers. The Board received regular updates and considered feedback as outlined on page 123. The Chair of the Remuneration Committee, supported by the Chair of the Board and other Non-Executive Directors, also held an extensive series of meetings with investors and proxy agency bodies to consult on the Directors’ Remuneration Policy approved during the year. Further details are on pages 142 to 144. In addition, our Registrar and American Depositary Receipts (ADR) programme custodians have supported shareholders and ADR holders with their queries. Committee Chairs and the Senior Independent Director are available for shareholders if they have concerns they wish to discuss. + Further information on the Board’s engagement with shareholders and investors is included on page 44. Annual General Meeting (AGM) The Board was pleased to meet shareholders in person at the 2025 AGM. Our 2026 AGM will be held on Thursday 7 May 2026. The notice of meeting will be sent to shareholders and made available on our website in due course. + Visit ihgplc.com/investors under Shareholder centre Case study Board and executive team visit Dubai to experience opportunities first hand In September 2025, the Board travelled to Dubai for a three-day market visit combining scheduled Board meetings with deeper operational insight into a strategically important growth region. Based at the InterContinental Dubai Festival City, the visit included tours of several regional hotels, including the Ciel Dubai Marina Vignette Collection, the world’s tallest hotel. The Board enjoyed meeting with various hotel owners as well as General Managers and hotel teams as part of the tours. Members of the Board also visited the Group’s corporate office in Dubai, met with members of the regional leadership team and took part in a town hall discussion with colleagues as well as a ‘Voice of the Employee’ engagement session. The Board received detailed presentations on the EMEAA market, including an overview of key performance metrics; how these business units operate; the approach to building talent and capability; and opportunities for growth across the region. The Board also benefitted from external presentations and perspectives on the Middle East market. The market visit supported effective oversight of the EMEAA region while strengthening engagement with hotel owners as well as regional leadership and teams. 126 IHG Annual Report and Form 20-F 2025 Board activities continued Our shareholders and investors With a growing presence of 30 hotels in Dubai, the Board immersed itself in the opportunity, energy and momentum of the region, reflecting IHG’s compelling growth prospects across EMEAA. 30 Each year, the performance of the Board and its Committees is carefully reviewed through a formal evaluation process. In 2025, an internal performance review was conducted with the last external performance review being completed in 2023. Performance review process During the year, the Board conducted its annual performance review process internally by questionnaire. The assessment spanned progress against 2024’s actions, the Board’s strategic oversight and challenge to management, risk governance, stakeholder and employee engagement and Board cohesion, composition and succession planning, with a view to supporting continuous improvement. Strengths from 2025: Areas of focus for 2026: Effective strategic oversight and engagement The Board demonstrates strong capability in guiding strategy, balancing challenge with support and engaging deeply in key decisions. Directors consistently highlight the transparency and openness of discussions, ensuring alignment while constructively testing management proposals. Robust risk and governance frameworks The Board, together with its Audit Committee, shows high engagement in risk oversight, covering financial, non-financial and emerging risks. Processes are well embedded, comprehensive and regularly reviewed, giving confidence in the organisation’s resilience and governance. Cohesive dynamics and high-quality information Board meetings are well-structured and discussion-led, with materials that are timely, clear and comprehensive. There is strong collaboration among members, supported by opportunities for informal engagement, site visits and stakeholder feedback, which enhances understanding and decision-making. Board dynamics and strategic engagement Continuing to strengthen board dynamics and engagement, to ensure robust, constructive debate and alignment of strategic priorities in the context of increasing competitiveness and complex geopolitical and economic factors. Leadership development and succession planning Continuing to balance the Board’s skills and expertise against evolving market demands and continued visibility and engagement with the executive leadership pipeline will support robust succession plans, future capability needs and long-term strategic objectives. Technology and organisational resilience Continuing to focus on strengthening technology innovation and enablement to support both strategic objectives and organisational resilience. Board Committees As part of the broader review process, the performance of each of the Board’s Committees and the support it provides to the Board was reviewed and assessed. The review process confirmed that the Committees have the necessary attributes to support their effective operation and that they are well integrated into the Board decision- making processes. Each of the Committees reviewed the findings and agreed the respective actions with consideration of the overall Board finding where they were deemed relevant to that Committee’s work. + Further details are set out in each Committee Report on pages 128, 134, 136 and 158. Performance review of Directors In addition to the internal Board Performance Review, the Chair led the individual performance reviews of the Non-Executive Directors and carried out one-to-one meetings with each of them, focusing on their contribution to the Board and Principal Committees, including the time they dedicate to their roles, and engagement with fellow Directors, taking into account their relevant skills, knowledge and experience. Particular points of note were shared with the individual Directors, and following a final discussion and feedback session between the Chair and the SID, it was concluded that the Directors perform their duties independently and effectively and that they dedicate sufficient time to discharge their Board responsibilities. The performance assessment of the Chair was also led by the SID. The Performance Review focused on: – Overall leadership of the Board; – The Board’s culture and the Chair’s ability to facilitate constructive Board relations; and – Managing the Board in accordance with high standards of corporate governance. The CEO performance review was led by the Chair, who collected feedback to a series of questions from the Non-Executive Directors. Key areas of focus included: – the Group’s performance and impact of the CEO; – the relationship and ability to work collaboratively and transparently with the Board; – delivery of the Group’s growth agenda; – regard for community and the environment; – building talent and organisational capabilities; and – progress in relation to IHG’s 2025 plan and future strategic priorities. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 127 Board performance review Externally led evaluation by Independent Audit Limited FY23 FY24 Internally led evaluation FY25 Internally led performance review “A robust risk management and internal control framework is fundamental to sustaining organisational resilience and supporting informed decision making.” Byron Grote Chair of the Audit Committee Highlights – Detailed oversight of the global financial governance plan, including initiatives to drive compliance improvements, an enhanced testing cycle, progression of the automation of controls and development of the non-financial reporting metric governance framework. – Focused review of the governance and controls relating to the System Fund, including internal and external governance. – Assessment of the Group’s fraud risk management programme, including measures to manage the Group’s fraud risk and endorsement of the Group’s new Global Fraud Prevention Policy. Key duties and role of the Committee Key objectives and summary of responsibilities The Audit Committee is responsible for ensuring that IHG maintains a strong control environment. It monitors the integrity of IHG’s financial reporting, including significant financial reporting judgements; maintains oversight of and reviews our risk management and internal control framework; monitors and reviews the effectiveness and performance of internal and external audit functions; and reviews the behaviours expected of IHG’s employees through the Code of Conduct and related policies. The Committee’s role, responsibilities and authority delegated to it by the Board are set out in its Terms of Reference (ToR), which are reviewed annually and approved by the Board. + The ToR are available at ihgplc.com/ investors under Corporate governance. As noted, the Committee focused its attention on reviewing and obtaining assurance in relation to emerging and evolving risks as well as the Group Financial Statements and controls. Other areas of focus over the year have been: – the Group’s global financial governance compliance plans, with particular focus on system and process transitions; – the internal control arrangements relating to metrics included in the LTIP; – the Group’s business continuity and crisis management framework, including the approach to testing the framework by regional and functional leadership teams; – the evolution of the Group’s finance function’s operating model, with particular emphasis on technology and the development of automation and AI capabilities; and – the Group’s approach to managing hotel operational safety and security risks, focusing in particular on the evolution of the Group’s brand safety standards framework to address existing and emerging safety and security risks. Membership and attendance at meetings Details of the Committee’s membership and attendance at meetings are set out on page 117. The Chair of the Board, CEO, CFO, Group Financial Controller, Head of Risk and Assurance, General Counsel and Company Secretary, Deputy Company Secretary and our external Auditor attended the Committee’s meetings in 2025. Other attendees are invited to meetings as appropriate, and the CEO and all other Directors were invited to Committee meetings where the review of the risk management framework and the approval of financial reporting was considered and discussed. The Committee continues to hold private sessions with the internal and external Auditors without the presence of management to ensure that a culture of transparency is maintained. The Committee Chair continues to have recent and relevant financial experience, and all members of the Committee are Independent Non-Executive Directors. In accordance with the Code, the Board also considers that the Committee as a whole possesses competence relevant to the Company’s sector, having a range of financial and commercial experience in the hospitality industry and the broader commercial environment in which the Group operates. Further details of the skills and experience of the Committee members can be found on pages 118 and 119. Reporting to the Board Following each Committee meeting, the Committee Chair updates the Board on key issues discussed. The papers and minutes for each meeting are circulated to all Board members, who are invited to request further information if required and to provide any challenge where necessary. Effectiveness of the Committee During the year, the Committee’s effectiveness was reviewed as part of the internal Board performance review process. The review responses positively highlighted the quality of leadership and external reporting, and the Committee concluded that it remains effective. 128 IHG Annual Report and Form 20-F 2025 Audit Committee Report

Focus areas and activities Financial and narrative reporting During the year, the Committee reviewed and recommended approval of the interim and annual Financial Statements (considering the relevant accounting and reporting matters such as key judgement areas, going concern and viability statements, the financial reporting impacts of commercial litigation and disputes, exceptional items and impairment reviews) and the Group’s quarterly trading updates. All members of the Board are asked to attend these meetings. As well as receiving input and guidance from the external Auditor on the areas outlined above, the Committee also received regular reports from the Chair of the Disclosure Committee, which liaised closely with other external advisers of the Group to ensure that disclosure and regulatory requirements were being appropriately considered and met. Copies of the Disclosure Committee’s minutes were also provided to the Committee. The Committee received early drafts of the Annual Report and Form 20-F 2025 (Annual Report), and when providing comments considered: (i) the process for preparing and verifying the Annual Report, which included review by the Executive Committee and input from senior employees in the Company Secretariat, Legal, Operations, Strategy, Human Resources, Finance, Risk and Assurance teams; (ii) a report from the Chair of the Disclosure Committee; and (iii) a checklist prepared by the Annual Report team confirming compliance with the relevant regulatory requirements. The Committee also considered management’s analysis of how the content, taken as a whole, was ‘fair, balanced and understandable’, and whether it contained the necessary information for shareholders to assess the Group’s position, performance, business model and strategy. In order to reach this conclusion, a dedicated project team worked on the contents of the Annual Report, and a detailed verification process to confirm the accuracy of the information contained within the Annual Report was undertaken by the Financial Planning and Analysis department. The Committee then considered both the structure and content of the Annual Report to ensure that the key messages were effectively and consistently communicated and that meaningful links between the business model, strategy, KPIs, principal risks and remuneration were clearly identified throughout the Annual Report. The Committee also reviewed the proportionate and consistent consideration of climate matters across the Annual Report, including the Task Force on Climate-Related Financial Disclosures (TCFD) statement and an asset-by-asset review for impairment purposes, and considered that the disclosures were appropriate. Alongside this review, the Committee considered guidance provided by the Financial Reporting Council (FRC) throughout the year and took into account the updated Corporate Governance Code 2024. Following a review of the contents of the Annual Report alongside the aforementioned criteria, the Committee reported its recommendation to approve the Annual Report to the Board. Significant matters in the 2025 Financial Statements Throughout 2025, the Committee provided ongoing challenge to management’s accounting, reporting and internal controls. The Committee discussed with management and the external Auditor the significant areas of complexity, management judgement and estimation in relation to the Financial Statements, and the impact of any accounting developments or legislative changes. The Committee has satisfied itself that management had adequately identified and considered all potentially significant accounting and disclosure matters. The key items discussed are outlined on pages 132 and 133. Internal control and risk management The Board is responsible for establishing procedures to manage risk, overseeing the internal control framework and determining the nature and extent of the principal risks the Company is willing to take to achieve its long-term objectives. The Committee supports the Board by reviewing the effectiveness of the Group’s risk management and internal control framework and assessing emerging and principal risks, and undertook such a review in respect of 2025. In order to effectively review the risk management and internal control framework, the Committee: – receives regular reports from management and the Risk and Assurance team on the effectiveness of the risk management and internal control framework, including key financial, operational, reporting and compliance controls; and reports from the external Auditor on financial reporting controls; – reviews the process by which risks are identified (including procedures in place to identify emerging risks and linkage to wider consideration of strategy and resilience) and assesses the timeliness and effectiveness of action taken by management, including regular reports on the Company’s overall risk management and internal control framework and principal risks; and – receives regular reports relevant to risk management and internal controls, both financial and non-financial, to ensure that current and emerging risks are identified and assessed and that there is an appropriate management response (see pages 46 to 53 for further detail on our risks and initiatives to manage them). Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 129 The Committee also considered insights from Executive Committee sponsors on areas where evolving risk dynamics may require enhanced management focus in 2026, including AI and data governance; operational resilience and supply chain assurance; legal and regulatory complexity; ethical and societal expectations; and future leadership and technology capabilities. These themes inform management’s ongoing work on the design and oversight of material controls. As part of the Committee’s review of the risk management and internal control framework, key financial, operational, reporting and compliance controls across the business continue to be monitored and tested throughout the year. The Committee assesses the approach to Sarbanes-Oxley Act 2002 (SOX) compliance in accordance with our US obligations and reviews reports on the progress of the SOX programme at each meeting. During the year, the Committee received updates on the automation of SOX controls and the ongoing programme to streamline the overall control count in line with continued best practice and advances in automation. During 2025, the Committee considered the activity undertaken by the Risk and Assurance team to enhance the Board’s oversight of risk management and internal controls, including preparatory work to support a future Board declaration on the effectiveness of material controls under Provision 29 of the UK Corporate Governance Code. This preparatory work has focused on confirming the scope of material controls across financial, operational, compliance and reporting processes; aligning those controls with the Group’s principal risks; and strengthening associated documents and evidence. The Committee also considered the output of an external assessment of the Group’s cybersecurity control environment. Having reviewed the risk management and internal control framework throughout the year, the Committee concluded that the Group continues to have an effective framework of risk management and internal controls, and that there are no material weaknesses in the control environment. Tax risks, policies and governance The Group’s CFO has responsibility for tax and tax policies at Board level. These policies and procedures are subject to regular review and update and are approved by the Audit Committee. Procedures to minimise risk include the preparation of thorough tax risk assessments for all transactions carrying material tax risk and, where appropriate, material tax uncertainties are discussed and resolved with tax authorities in advance. + Our Approach to Tax document is available at ihgplc.com/en/responsible-business/ policies-and-position-statements Principal risk areas During the year, the Committee discussed and assessed the range and aggregate impact of dynamic risks that the Group faced in the context of the ongoing volatility in the geopolitical and macro- economic environment. Factors noted in the Committee’s discussions included: – ongoing dynamic challenges arising from geopolitical tensions, changes in legislative proposals and cyber threats; and – emerging issues including data usage, the adoption of AI and third-party supplier dependencies which manifest across multiple principal risks. Further details of our principal risks, uncertainties and review process can be found on pages 46 to 53. Non-audit services IHG’s Audit and Non-Audit Services Pre-Approval Policy helps to ensure that the external Auditor’s independence and objectivity are not impacted by non-audit services provided by the external Auditor. The policy is reviewed by the Audit Committee annually, and minor amendments were made during the year to align with the FRC’s Revised Ethical Standards 2024. The policy requires that pre-approval is obtained from the Audit Committee for all services provided by the external Auditor before any work can commence, without any de minimis threshold in line with US Securities and Exchange (SEC) requirements and UK ethical standards. The Committee reviewed the audit and non-audit fees incurred with the external Auditor and noted that there had been no prohibited services (under SEC requirements or UK ethical standards) provided to the Group during the year. The Committee is prohibited from delegating non-audit services approval to management, and compliance with the policy is actively managed. IHG is committed to maintaining non-audit fees at a low level, and the Committee remains cognisant of the guidelines of investor advisory bodies on non-audit fees. During 2025, 16% of services provided to the Group were non-audit services (2024: 12%), primarily related to System and Organisation Controls Reports. These services are typically performed by external Auditors, as knowledge of the Company or Group is necessary for the provision of the non-audit services. Details of the fees paid to PwC for non- audit and statutory audit work during 2025 can be found on page 200. The Committee is satisfied that the Company was compliant during the year with the FRC’s latest Ethical and Auditing Standards in respect of the scope and maximum permitted level of fees incurred for non-audit services provided by PwC. Where non-audit work is performed by PwC, both the Company and PwC ensure adherence to robust processes to prevent the objectivity and independence of the external Auditor being compromised. Risk and assurance – Internal Audit The Committee discusses and approves the Internal Audit annual plan, which aims to provide objective and insightful assurance that appropriate controls are in place to support our strategy and growth ambitions. Progress against the Internal Audit plan is reported at each meeting, and, during 2025, the Committee reviewed several areas set out in the plan relating to non- financial reporting and metrics included in the LTIP. The plan also adapted during the year to respond to regulatory developments and legislation in relation to sustainability reporting. The Committee also received updates on the arrangements for confidential reporting and on certain investigations supported by Internal Audit during the year. 130 IHG Annual Report and Form 20-F 2025 Audit Committee Report continued The 2026 plan presented to the Committee in December 2025 maintains focus on the integrity of the risk management and internal control framework in the context of the key risks of the business. Areas of focus in 2026 include data, technology and the acceleration of AI adoption, operational resilience and the control framework for non-financial reporting. Following consideration, the Committee confirmed its agreement to the 2026 Internal Audit plan, including the assurance objectives identified. The Committee reviews the results of completed audits and observations from other ongoing assurance and control improvement support, as well as actions taken by management in response to Internal Audit’s work. The functional effectiveness of Internal Audit is assessed on an ongoing basis and reported to the Committee throughout the year. During 2025, the Committee reviewed the Internal Audit Charter, approved the Internal Audit plan and received regular reports on Internal Audit’s work, findings and follow-up of management actions. The Committee was satisfied that the function remains appropriately resourced, operates in line with its Charter and continues to provide independent assurance over key risks and internal controls. In 2026, the Committee will receive a further overview of Internal Audit’s conformance with the updated Institute of Internal Auditors’ Standards, alongside stakeholder feedback gathered following the 2025 year-end, to inform its assessment of Internal Audit’s effectiveness. An independent quality evaluation of the function was last conducted in 2023. Governance and compliance The Committee is also responsible for reviewing the Group’s Code of Conduct and related policies. Looking forward During 2026, the Committee will remain focused on the Group’s internal control and risk management environment and approach to financial and non- financial reporting. In doing so, the Committee will continue to oversee the development and operation of arrangements for monitoring and reviewing the effectiveness of material controls, ahead of the Board’s declaration required under Provision 29 of the UK Corporate Governance Code. External Auditor – reappointment of PwC The Committee reviewed and assessed PwC’s performance during the year and considered its reappointment as the Group’s external Auditor. PwC has been the Group’s Auditor since its appointment in 2021, following a tender process in 2019. During 2025, Andrew Hammond continued as PwC’s lead audit partner. The Committee regularly reviewed and assessed the progress of the audit throughout the year and also undertook a detailed effectiveness assessment through two surveys: one for Committee members and the other for senior management. The surveys focused on the following areas: – the quality and service of the audit team; – audit planning and execution; – communication with the Committee and senior management; – the Auditors’ assessment of process controls and financial reporting; and – the independence and objectivity of the Auditors. The responses to the surveys were positive and noted in particular that the PwC audit team demonstrated strong technical expertise and had developed effective and collaborative ways of working with the Company’s management. Accordingly, the Committee concluded that the PwC audit team was providing the required quality in its provision of audit services and maintained appropriate levels of independence and objectivity. The Committee therefore recommended to the Board the continued appointment of PwC as external Auditor. The Audit Quality Review team (AQR) from the FRC undertook an inspection of PwC’s audit of the 2024 Annual Report and Accounts. The AQR team completed its formal governance processes and wrote to the Chair of the Audit Committee with its conclusion on the results of its review. No key or other findings were identified. The Committee considered the AQR report and results of the surveys. The Group has complied with the requirements of the Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014, which relates to the frequency and governance of tenders for the appointment of the external Auditor and the setting of a policy on the provision of non-audit services. The Committee has also followed the FRC’s Audit Committee Minimum Standard (Minimum Standard) through undertaking its role and discharging its responsibilities as illustrated in this Audit Committee Report. The Committee also notes the requirement to put the external audit to tender every 10 years and the requirements around the tender and selection process, including the participation of ‘challenger’ firms, as set out in the Minimum Standard. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 131 Accounting for IHG One Rewards Accounting for IHG One Rewards requires significant use of estimation techniques and represents a material deferred revenue balance. The Committee reviews the controls, judgements and estimates related to accounting for IHG One Rewards. The Committee reviewed the deferred revenue balance, the valuation approach, the results of the external actuarial review and procedures completed to determine the breakage assumption for outstanding IHG One Rewards points. The Committee concluded that the deferred revenue balance is appropriately stated. Accounting for the System Fund Given the unique nature of the System Fund, the Committee reviews the controls and processes related to System Fund accounting. The Committee met with senior finance management to review and evaluate the risk areas associated with the System Fund. The Committee reviewed a paper from management summarising the principles determining the allocation of revenues and expenses to the System Fund and the related governance and internal control environment. The Committee concluded that the accounting treatment of the System Fund and related disclosures are appropriate. Exceptional items The Group exercises judgement in presenting exceptional items. The Committee reviews and challenges the classification of items as exceptional based on their size, nature or incidence, with consideration given to consistency of treatment with prior years and between gains and losses. The Committee discussed with management and reviewed reports outlining the significance, timing and nature of items classified as exceptional. The Committee considered the sufficiency of disclosure and whether such disclosure explained the rationale for why each item is considered to be exceptional. The Committee concluded that the disclosures and the treatment of the items shown as exceptional are appropriate. Litigation and contingencies From time to time, the Group is subject to legal proceedings, the ultimate outcome of each being subject to many uncertainties. The Committee reviews and evaluates the need for provisioning and considers the adequacy of the disclosure. At each meeting during the year, the Committee discussed reports detailing all material litigation matters including commercial disputes with the Group’s General Counsel and senior finance management. The Committee discussed and agreed any provisioning requirements based on underlying factors. Disclosures were assessed, with particular emphasis on the completeness of uncertainties disclosed, and were concluded to be appropriate. Acquisition of the Ruby brand In February 2025, the Group completed the acquisition of the Ruby brand. Judgement was applied in determining the cost of the brand as the purchase consideration included an upfront payment as well as future contingent payments. The Committee discussed with management and reviewed reports detailing the accounting treatment for the acquisition of the Ruby brand. The Committee concluded that the amounts recognised in respect of the indefinite life intangible asset (brand) and contingent purchase consideration liability were appropriate. Impairment testing Judgement is applied in assessing whether triggering events for impairment testing of assets or cash- generating units have occurred. The Committee scrutinises the methodologies applied and the potential for asset impairment or impairment reversal. The Committee discussed with management and reviewed reports outlining the approach taken and conclusions reached on impairment testing, including examining whether triggering events for impairment, or reversal, had occurred. The Committee agreed with the determinations reached on impairment. Significant matters in the 2025 Financial Statements Area for focus Issue/role of the Committee Conclusions/actions taken 132 IHG Annual Report and Form 20-F 2025 Audit Committee Report continued

Going concern and viability The Committee reviews management’s financial modelling to conclude on the appropriateness of the going concern and viability statement. The Committee reviewed and challenged the scenarios considered by management, including how they incorporated the impact of the new syndicated revolving credit facility, which no longer contains financial covenants. The Committee reviewed the detailed cash flow forecasts and the mitigating actions available to management considered in its going concern assessment, to June 2027 and the three-year viability assessment and concluded that these were appropriate. The Committee also reviewed and challenged the reverse stress test assumptions to confirm the viability of the Group. The Committee reviewed going concern disclosures (page 183) and the viability statement (pages 113 and 114) and is satisfied that these are appropriate. Climate risk In preparing the Group Financial Statements, the potential impacts of climate change have been considered. The Committee reviewed an analysis from management summarising the approach taken to consider climate risk in the Group Financial Statements and concluded that the disclosures were appropriate. The Committee agreed that the disclosures made in respect of the TCFD were appropriate. The Committee satisfied itself that the approach across the Annual Report has been proportionate and consistent. Disclosures and accounting policies The Committee considers the appropriateness of the accounting policies applied and the disclosures in the Group Financial Statements. The Committee reviewed reports detailing the policies applied to significant transactions and changes in policies and disclosures compared to previous years. The Committee concluded that the accounting policies applied and disclosures to the Group Financial Statements are appropriate and proportional. Impact of IFRS 18 IFRS 18 ‘Presentation and Disclosure in Financial Statements’ will be adopted from 1 January 2027. In advance of major new accounting standards, the Committee assesses management’s plan for adoption. The Committee reviewed reports outlining management’s initial impact assessment and discussed the key impacts and wider plan for adoption of the new standard in 2027. The Committee reviewed the disclosure under ‘new standards issued but not yet effective’ and was satisfied that it was appropriate. Significant matters in the 2025 Financial Statements Area for focus Issue/role of the Committee Conclusions/actions taken Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 133 “The Committee remains focused on ensuring that IHG’s responsible business priorities are clearly defined and articulated to stakeholders.” Graham Allan Chair of the Responsible Business Committee Highlights – Continued oversight of the Group’s strategy, workstreams and progress in respect of its Journey to Tomorrow pillars. – Coordinating with the Remuneration Committee in connection with the assessment of responsible business-related elements of the LTIP. – Consideration of key themes of feedback received from the Group’s workforce through the Voice of the Employee engagement programme. Key duties and role of the Committee Key objectives and summary of responsibilities The Committee reviews and advises the Board on the Group’s responsible business objectives and strategy, including its impact on the environment and climate change; social, community and human rights issues; its approach to sustainable development and responsible procurement; and stakeholder engagement in relation to the Group’s approach to responsible business. The Committee is also responsible for assessing the Board’s engagement with the workforce and reviewing the Group’s culture and inclusivity. The Committee’s role, responsibilities and authority delegated to it by the Board are set out in its Terms of Reference (ToR), which are reviewed annually and approved by the Board. + The ToR are available at ihgplc.com/ investors under Corporate governance. Membership and attendance at meetings The Committee’s membership and attendance at meetings are set out on page 117. The Chair of the Board, CEO, General Counsel and Company Secretary, Executive Vice President, Global Corporate Affairs, Chief Sustainability Officer and Deputy Company Secretary also attended meetings held during the year. Reporting to the Board The Committee Chair updates the Board on all key issues raised at Committee meetings. Papers and minutes for each meeting are also circulated to all Board members, who are invited to request further information where necessary. Effectiveness of the Committee In 2025, the Committee’s effectiveness was reviewed as part of the internal Board performance review process. The Committee concluded that it remains effective and meets its responsibilities well. Focus areas identified included continued scrutiny of the development of the Group’s overall responsible business strategy. Focus areas and activities Responsible business commitments The Committee’s key responsibilities and focus areas over the year have been: – assessing the 2025 strategic priorities that support the Group’s 2030 responsible business commitments and monitoring the progress against them; – reviewing the status of the Group’s initiatives to reduce carbon emissions, for example through the progress of the Low Carbon Pioneers hotel programme, and consideration of the broader approach to energy and carbon reporting; – overseeing the Group’s responsible procurement strategy, with a particular focus on the evolution of the supplier due diligence programme to incorporate third-party verified due diligence for high-risk suppliers and approval of a refreshed Supplier Code of Conduct; – assessing the Group’s IHG Academy programme to provide people with access to, and training for, careers in hospitality, including consideration of participation rates, growth aspirations and the impact of technology on the offering; 134 IHG Annual Report and Form 20-F 2025 Responsible Business Committee Report – reviewing the Group’s human rights programme, including the launch of self-assessment tools to aid responsible labour practices and mandatory global training to support the prevention of human trafficking; and – monitoring the progress of the Group’s initiatives to improve the lives of people in its communities around the world, in particular through the progress of its strategic collaboration with Action Against Hunger. + Further information on our 10-year responsible business plan can be found on pages 54 to 84. Looking forward During 2026, the Committee will focus on the evolution of the Group’s responsible business commitments. Voice of the Employee As IHG’s designated Non-Executive Director (NED) with responsibility for workforce engagement (Voice of the Employee), Duriya Farooqui, supported by the Board and the Group’s Global HR team, held a series of employee interface sessions throughout the year to engage directly with members of IHG’s corporate and hotel workforces, with the aim of sharing feedback with the Board for consideration in its decision-making. Role and responsibilities The role and responsibilities of the designated Voice of the Employee NED are to: – support the design of the structure and content of Board discussions on employee engagement and culture; – evaluate employee engagement approaches and their effectiveness; – ensure that employee feedback and interests are factored into the Board’s decisions and KPI setting; – ensure that the Board, through the Executive Committee, has effective methods of receiving feedback from employees and communicating Board and executive decisions and priorities throughout the organisation; – ensure that all significant business and budget proposals include a management assessment of the impact on employees; and – ensure that executives share employee feedback openly, transparently and in a balanced way, including reviewing employee engagement surveys and other employee reports, including whistleblowing. 2025 engagement Throughout 2025, Duriya, with the participation of several other NEDs, hosted eight employee interface meetings to engage with a cross- section of employees, and received detailed feedback. These feedback sessions, which were a mix of in- person and virtual meetings/forums, included leader groups within the hotel, reservations and corporate populations as well as employee resource groups (ERG) representatives, and took place across the UK, US, India, China and various EMEAA countries. Discussion topics and themes in relation to the feedback received from employees included: workplace culture and the embedding of a high- performance culture; leader communications; strategy, prioritisation and collaboration; talent attraction; onboarding and retention; technology and career development. Additional engagement and activities undertaken by Duriya, the Chair of the Board, and other NEDs during the year included: – monitoring and reviewing the content and feedback from global ‘all employee’ CEO calls; – reviewing employee engagement survey results; – engaging with the Global HR Leadership team to receive broader cultural insights; and – engaging directly with senior leaders at Board and Committee meetings and the Board strategy event. Insights and learnings Duriya provided regular feedback to the Responsible Business Committee and the Board throughout the year, with key Board discussions taking place around the insights as well as action planning arising from employee engagement survey results. Plans for 2026 Duriya will remain as the Board member with responsibility for workforce engagement in 2026, assisted by additional NEDs. A schedule of discussions and feedback sessions has been arranged for 2026 and will continue to encompass a wide group of employees and leaders from across all regions, including ERGs. The discussion topics will be tailored to specifically focus on those areas that support the strategy and the evolving culture. Additionally, the Board will continue to keep the functioning of the Voice of the Employee programme under review to ensure it meets best practice and complies with regulatory developments. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 135 “The execution of considered succession planning helps the Board to meet long-term governance responsibilities.” Deanna Oppenheimer Chair of the Nomination Committee Highlights – Continued assessment of Board and Committee composition and succession plans. – Continued development of Executive Committee succession planning. – Oversaw the completion of the internal Board and Committee performance review. Key duties and role of the Committee Key objectives and summary of responsibilities In line with UK corporate governance principles, the Committee reviews the composition of the Board and its Principal Committees, evaluating the balance of skills, experience, independence and knowledge before making appropriate recommendations to the Board as to any changes. It also ensures that plans are in place for orderly succession for both Directors and other senior executives, and is responsible for reviewing the Group’s senior leadership needs. The Committee’s role, responsibilities and authority delegated to it by the Board, including processes in relation to appointments, are set out in its Terms of Reference (ToR), which are reviewed annually and approved by the Board. The ToR state that the Committee is responsible for considering and proposing potential candidates for appointment to the Board and maintaining oversight of Board and individual Director performance. + The ToR are available at ihgplc.com/ investors under Corporate governance. The Committee’s key responsibilities and focus areas during the year have been: – assessing the composition of the Board and the Principal Committees and succession planning, in accordance with the ToR and consistent with applicable policies; – overseeing the internal performance review of the Board and its Principal Committees as well as the reviews of individual Non-Executive Directors; and – monitoring the Executive Committee and senior leadership talent and succession planning. Membership and attendance at meetings The Committee’s membership and attendance at meetings are available on page 117. All members of the Committee are Non-Executive Directors. When the Committee considers matters relating to the Chair of the Board, the Senior Independent Non-Executive Director (SID) acts as Committee Chair. Reporting to the Board The Committee makes recommendations to the Board for all Board appointments. Minutes are circulated to and reviewed by Committee members, and the Committee Chair reports back to the Board on the activities of the Committee following each meeting. Effectiveness of the Committee and internal performance review During 2025, the Committee was reviewed as part of the internal Board performance review. Details of the performance review, including how it was conducted and the actions arising from the review, are set out on page 127. The review identified that the Committee continues to operate effectively and highlighted the sustained focus on Board composition and executive and senior talent succession. Focus areas and activities Board and Principal Committee composition and succession planning The Committee regularly reviewed and considered Board refreshment and succession plans. To inform its assessment, the Committee continued to maintain and review throughout the year a Board refreshment and succession plan, which tracks the skills, competencies and experience of the Board members and provides an overview of the Board’s tenure, profile and Committee assignment considerations. Following evaluation of the plan, the Committee determined that the Board would benefit from additional financial skills and experience. Accordingly, the Committee initiated a search for an additional Non-Executive Director to meet this profile. Russell Reynolds was engaged in connection with the Non-Executive Director search. Russell Reynolds does not have any other connection with the Company or any individual Directors. 136 IHG Annual Report and Form 20-F 2025 Nomination Committee Report

Russell Reynolds conducted initial reviews and assessments to identify suitable candidates for the role. Shortlisted candidates met with various members of the Board and management as relevant, with assessments being made on the appropriate competencies, functional experience, cultural characteristics and consideration of candidates’ other commitments in line with the provisions of the UK Corporate Governance Code. Following completion of an interview process and reference and background checks, the Committee recommended to the Board the appointment of Nicholas Cadbury as Non-Executive Director, which was approved by the Board with effect from 1 March 2026. Executive Committee appointments The Committee discussed and considered the changes to the Executive Committee during the year, including the promotion of Tejas Katre as Chief Human Resources Officer. The Committee considered the search processes that had been followed to consider candidates for this position, including the assessment of external and internal candidates as relevant, and concluded it should recommend the appointment to the Board. Internal performance review The Committee oversaw the internal Board and Board Committee performance review. The Committee approved the development of questionnaires by Committee Chairs with the support of the Company Secretary, which focused on overall performance and effectiveness as well as matters specific to the Board and respective Committees, before being circulated to Board members. The Committee also considered and endorsed the approach to individual Non-Executive Director performance review, with the Chair conducting individual Non-Executive Director reviews. The Senior Independent Non-Executive Director also led the review of the Chair. Further information on the Board and Committee internal performance review process as well as the individual Non-Executive Director reviews can be found on page 127. Executive Committee talent and succession Throughout the year, the Committee also received updates on talent and succession planning at Executive Committee and senior leadership levels, noting in particular progress in relation to building depth of internal talent and embedding a performance culture (further details of which are included on pages 64 and 145). In compliance with UK reporting requirements, information on the balance and profile of the Board and the Executive Committee is included on page 121 and on page 65 for the Group’s employees. The Group’s Global Inclusion Policy reflects the global nature of our business and our desire to create a culture of inclusion across all of the countries we operate in. The policy applies across the Group and, when assessing and considering succession planning at Board and Executive Committee levels, the Committee takes the policy into account in accordance with UK governance requirements. The policy further aligns to the Group’s responsible business commitments, and a description of progress against these commitments is included on pages 54 to 84. Looking forward In 2026, the Committee will continue to ensure that we have appropriate plans in place for orderly succession of appointments to the Board and to senior management, so that we attract top talent that reflects the owners, guests and communities with whom we do business. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 137 “I thank investors for their feedback, continued support of our remuneration policy and their confidence in management to continue to deliver sustained growth.” Angie Risley Chair of the Remuneration Committee Table of contents Remuneration at a glance Pages 140 to 141 A snapshot of remuneration earned for 2025 and alignment of pay with strategy. 2025 Review of Directors’ Remuneration Policy Pages 142 to 144 Details of the shareholder consultation process, a summary of the key elements of the resulting Directors’ Remuneration Policy and implementation for 2026. Remuneration at IHG – the wider context Pages 145 to 147 How we align elements of remuneration across the business and in-year developments to how we reward our colleagues. Annual Report on Remuneration Pages 148 to 161 Details on the individual elements of remuneration for 2025 and other remuneration disclosures relating to the year. On behalf of the Board, I am delighted to present the Directors’ Remuneration Report for the year ended 31 December 2025. In this report, I set out how we have worked with our stakeholders to develop and implement a revised approach to remuneration for Executive Directors and the investor engagement we had following the 2025 AGM vote, as well as detailing performance and associated remuneration outcomes for the year. 2025 business performance context Continued to be driven by our ambitious growth algorithm, business performance was strong across all KPIs during the year. We grew Global RevPAR by 1.5% and NSSG was 4.7%a, operating profit from reportable segmentsb increased by $141m to $1,265m, and adjusted free cash flowb increased by $238m to $893m. We have again seen substantial generation of shareholder value, including a total proposed dividend for the year of 184.5¢ and the completion of a $900m share buyback programme for 2025. Overview of 2025 remuneration outcomes The incentive plan outcomes for 2025 reflect sustained strong business performance over the short and long term: – The achievement on Annual Performance Plan (APP) metrics resulted in awards for Executive Directors of 56.5% of maximum. While there were headwinds to trading linked to macro-economic uncertainties which impacted our ability to reach a stretching operating profit target, excellent performance for openings and room signings resulted in an overall outcome above target. – The 2023–25 Long-Term Incentive Plan (LTIP) award will vest at 82.7% of maximum, driven by upper quartile relative Total Shareholder Return (TSR), exceptional performance against ambitious EPS and cash flow targets, and between threshold and maximum performance for relative NSSG and planet measures. – The Remuneration Committee (Committee) reviewed the formulaic performance outcomes in line with our framework for assessing discretion. In line with previous precedents, the operating profit outcome under the APP and cash flow outcome under the LTIP were adjusted to exclude the integration costs of the Ruby business as an exceptional unforeseen cost. Without this adjustment, the total APP outcome would have been approximately 1% lower as a proportion of target. There is no impact on the LTIP vesting. For more information see page 149. In alignment with the evolution of our Journey to Tomorrow plan and people principles, during 2025 the Committee applied discretion to remove a portion of the 2023–25 LTIP award subject to gender and ethnicity representation targets (10% weighting). No replacement was made for the portion removed, and this element of the LTIP will therefore not vest. The Committee also adjusted the people targets for the 2024–26 LTIP award. Further details are provided on pages 149 and 150. The overall higher remuneration for 2025 demonstrates the alignment between pay and performance and reflects the above target incentive outcomes, the revised bonus award levels under the Directors’ Remuneration Policy (Policy) and substantial share price appreciation in the last three years. Review of remuneration We undertook a significant review of remuneration arrangements for the Executive Directors and other Executive Committee roles during the year, culminating in the formation of a revised Policy, which was put forward for shareholder approval at the 2025 AGM. The Policy review was driven by the identification of a number of key challenges faced by the business, including risks to our senior talent and succession pipeline, competitiveness and structural differences against our global talent peers, and internal incentive provision consistency and pay compression issues. 138 IHG Annual Report and Form 20-F 2025 Directors’ Remuneration Report a. Net system size growth of 4.7% after adjusting for the impact of removing 7,092 rooms previously affiliated with The Venetian Resort Las Vegas in January 2025. Net system size growth of 4.0% on a reported basis. b. Definitions for Non-GAAP revenue and operating profit measures can be found on pages 107 to 112. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 250 to 256. The Policy was based on a set of clear principles and a rationale for change including our increasingly global and US-centric business and observed evidence from analysis of talent flows and benchmarking against relevant global peers. Further details on the background, rationale for change, and the Policy itself are fully described on pages 159 to 175 of our 2024 Annual Report and Form 20-F. We engaged in a comprehensive shareholder consultation exercise ahead of the 2025 AGM involving almost 60% of our register and the major proxy agencies, with several rounds of discussions taking place in a two-way dialogue. We listened to feedback and responded by actively refining the original proposals, including a downwards adjustment to RSU award levels with performance-based awards comprising the vast majority of the long-term incentive opportunity, at 84% for the CEO. Full details of the consultation process, including the dates of shareholder engagement, information shared and the outcomes of this exercise, are provided on page 142 of this report. Based on the feedback provided prior to and following the AGM, the areas of concern varied by shareholder, but the main challenges raised were in relation to elements of the global peer group and the scale and/or structure of the proposed changes to remuneration. The same concerns influenced the vote on the Directors’ Remuneration Report itself, which also received substantial support (of almost 80% of shareholders). The Committee stands by the appropriateness of the global peer group and the scale and structure of the remuneration proposed, given the nature of IHG’s business, and the need for remuneration arrangements suitable to recruit, motivate and retain appropriate leadership for a large, high growth and global business. A clear majority of our largest shareholders agree, as demonstrated by a vote of almost 70% in favour of the Policy. In light of this strong overall shareholder support, the ultimate voting being in line with expectations in the context of the shareholder proxy body recommendations, the Committee concluded that it was appropriate to proceed with the implementation of the Policy, as outlined in the 2024 Directors’' Remuneration Report. Following the AGM, we contacted shareholders to invite further feedback and discussion to understand reasons for the 30% of shareholders who voted against the Policy and 21% who voted against the 2024 Directors’ Remuneration Report. We also had two-way discussions with all major representative proxy agencies. While no new insights arose from our post-AGM engagement with stakeholders, there were requests for further clarity on the processes which we have sought to address in this report. Wider workforce remuneration and employee engagement In 2025, the average budget for salary increases was 3% for our UK and US corporate workforce. The overall average budget for 2026 increases for this population will be 2%. For the UK leased hotel estate, in agreement with the owner, budgeted 2025 salary increases ranged from 2% to 9% and for 2026 range from 2% to 8% (excluding limited exceptions above this), with higher increases applicable for frontline employees. During 2025, we introduced new performance management and reward structures to drive a high-performance culture and achieve closer alignment of pay with individual performance. Further details are provided on page 145 of this report. Additional funding was again made available to the budgeted amount of our 2025 Annual Performance Plan to increase bonus amounts for our strongest performers. We reviewed our colleague travel benefit programme during 2025 and launched a refreshed offering in December. For corporate colleagues, we continued to provide three additional days of leave during 2025. We were pleased to see our overall employee engagement scores remain resilient at 87%, which once again saw IHG ranked in the top quartile of Mercer’s most engaged employers. IHG was named in the Fortune 100 Best Companies to Work For 2025. I have had the opportunity to participate in UK and US employee engagement and listening sessions during 2025, and would like to thank all colleagues involved in these sessions for their time and feedback. Remuneration for 2026 Executive Directors’ salaries will increase by 2% with effect from 1 April 2026, aligned with increases for the UK and US corporate workforce. The APP measures for 2026 will be operating profit from reportable segments (70%), room signings (15%) and Net System Size Growth (NSSG; 15%). NSSG will replace the existing openings measure, ensuring that senior management are focused not only on new rooms, but also the rooms that leave the system, so that there is continued motivation to grow our overall system size. While NSSG is also used in the LTIP, the target for the APP is absolute and drives growth against our business targets within the year, whereas the LTIP target provides a relative, long-term measurement against our closest peers. The Committee therefore believes that having NSSG targets of this nature in the APP and the LTIP going forward will incentivise both short-term and long-term performance on an absolute and relative basis. Measures for the 2026–28 LTIP cycle will again be relative Total Shareholder Return (20%); relative NSSG (25%); cash flow (20%); adjusted earnings per share (EPS) (25%); and carbon and people metrics (10%). About this report I have continued to set out the remuneration decisions and outcomes fully and transparently and trust that this report provides shareholders with clarity on the alignment of performance and reward for Executive Directors. This Directors’ Remuneration Report will be put to an advisory vote at the May 2026 AGM. Thank you for your continued engagement and support. Angie Risley Chair of the Remuneration Committee 16 February 2026 Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 139 Key Within the Directors’ Remuneration Report, we have used colour coding to denote different elements of remuneration as follows: ¢ Salary ¢ Benefits ¢ Pension benefit ¢ Annual Performance Plan (APP) (up to 70% paid in cash with a minimum of 30% deferred into shares) ¢ Long Term Incentive Plan (LTIP) – before share price appreciation ¢ Share price appreciation Executive Director remuneration for 2025 Elie Maalouf Chief Executive Officer Value (£000) 10,317 7,951 2025 actual 2024 actual Michael Glover Chief Financial Officer Value (£000) 2025 actual 2024 actual Shareholder highlights Total dividend proposed for 2025 184.5¢ 2024: 167.6¢ Shareholders return through share buyback and ordinary dividends in 2025 >$1.1bn Shareholders return through share buyback and ordinary dividends for three years to 2025 $3.3bn 140 IHG Annual Report and Form 20-F 2025 Directors’ Remuneration Report continued Remuneration at a glance D ec 2 2 M ar 2 3 Ju n 23 Se p 23 D ec 2 3 M ar 2 4 Ju n 24 Se p 24 D ec 2 4 M ar 2 5 Ju n 25 Se p 25 D ec 2 5 0 50 100 150 200 250 IHG Upper quartile Median Lower quartile Audited information Content contained within a tinted panel highlighted with an ‘Audited’ tab indicates that all the information within the panel is audited. TSR performance for IHG and peers over 3 years to 31 December 2025 TSR performance for IHG and peers represents cumulative returns indexed from an average Q4 2022 base TSR peer group 4,579 3,524

How we performed in 2025 APP 56.5% 2025 APP achievement (% of maximum) 1 Operating profit from reportable segments: 70% 2 Room signings: 15% 3 Room openings: 15% – Overall achievement between target and maximum. – Very strong openings and signings performance towards the maximum. LTIP 82.7% 2023-25 LTIP achievement (% of maximum) 1 Relative Total Shareholder Return: 20% 2 Net system size growth: 20% 3 Absolute cash flow: 20% 4 Planet: 10% 5 People: 10% (subsequently removed) 6 Adjusted earnings per share: 20% – Overall achievement between threshold and maximum. – Exceptional cash flow, EPS and relative TSR performance above maximum targets set. – Strong relative NSSG and planet performance above target. Executive Director shareholdings 1,843% 709% 914% 582% 0% 500% 1,000% 1,500% 2,000% 2,500% 3,000% Elie Maalouf Michael Glover A Shares held outright and unvested shares not subject to performance conditions on net basis as % salary B LTIP and RSU shares held on net basis as % of salary C Guideline shareholding as % of salary Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 141 Operating profit from reportable segmentsa ($m) Room signings (k rooms) Room openings (k rooms) Threshold 1,202 Target 1,292 Maximum 1,382 Threshold 84.1 Target 93.5 Maximum 102.8 Threshold 53.8 Target 59.8 Maximum 65.7 a. Definitions for Non-GAAP revenue and operating profit measures can be found on pages 107 to 112. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 251 to 256. b. See page 149 for reconciliation to reported figures. Relative Total Shareholder Return (%) Relative net system size growth (%) Absolute cash flow ($bn) Threshold 53.9% Maximum 79.9% Threshold 2.7% Maximum 5.6% Threshold 1.67 Maximum 2.57 Actual 1,255b (39.8% of maximum) Actual 102.1 (96.0% of maximum) Actual 65.1 (94.5% of maximum) Actual 118.0% (100% of maximum) Actual 4.7% (75.2% of maximum) Actual 3.42 (100% of maximum) C C A A B B 2,758% 1,291% 1 2 3 4 5 6 1 2 3 Adjusted earnings per share (%) Threshold 5% Maximum 12% Actual 21% (100% of maximum) Introduction of ECMs (%) Threshold Actual 78.6% of maximum Adoption of five existing ECMs (of hotels) Threshold 80% Maximum 100% Actual 93.8% (75.2% of maximum) Maximum People: Measure removed: 0% of 10% earned. Development of revised remuneration Policy A wholesale review of the remuneration Policy for Executive Directors was carried out in the period leading up to the 2025 AGM, with almost 70% of our shareholder register ultimately voting in favour. This review was a lengthy process led by the Committee with the full support of the Board. The table below summarises the key stages in the development and implementation of the Policy, including the extensive and robust consultation with shareholders and their representative proxy agencies both ahead of and following the AGM. Timing Activity undertaken Outcomes Mid 2024 – October 2024 Formulation of proposals – Developed revised Policy proposals based on principles, business and performance context and review of global market for talent. – Internal approval by the Committee including consultation with the Board. – Articulation of a data-driven Policy that is market- aligned and addressed the key risks identified. November – December 2024 Initial consultation – IHG wrote to and discussed the proposed Policy with over 50% of our shareholder register. – Initial discussions held with major proxy agencies. – While many shareholders were supportive of the proposals, we made several modifications in response to a wide range of feedback received from investors and proxy advisers, including amending the balance between performance share and restricted share elements of long-term incentive, strengthening the restricted share underpin and increasing the shareholding requirements. December 2024 – February 2025 Further consultation – Consulted with major investors on revised proposals, in aggregate reaching nearly 60% of IHG’s equity. – Further amendments made to proposals to respond to feedback, including reduction in the quantum of restricted share awards. – Formation and publication of final Policy. April 2025 Publication of proxy reports – IHG reviewed draft reports to ensure accuracy of content and areas of challenge. – Major proxy agencies released reports setting out recommendations and areas for shareholders to consider. – Letter sent to subscribers of proxy reports to add clarity on issues raised and further explain rationale for change. – The proxy agencies provide a service in reaching a larger number of our investor base than we are able to. – While a substantial portion of our register who subscribe to the proxy reports ultimately followed recommendations to vote against the remuneration resolutions, those we engaged with directly after the proxy recommendations understood the rationale and the majority voted in favour. May 2025 AGM – Shareholders voted on Policy and issue statement in relation to voting outcomes. – Policy supported by almost 70% of the register, including all of our top 10 shareholders. – Policy becomes effective after receiving majority support. May – August 2025 Post-AGM consultation – IHG contacted shareholders to invite further feedback and discussion to understand reasons for the 30% of shareholders who voted against the Policy and 21% who voted against the 2024 Directors’ Remuneration Report. – Further feedback received from some investors. – Two-way discussions held with all major representative proxy agencies. – Further confirmation of voting rationale received, with no substantive new information arising. – While reasons for the votes received against the Policy varied by shareholder, the main areas raised were in relation to elements of the global peer group and the scale and/or structure of remuneration proposed. – The same reasons were given for the votes against the Policy and 2024 Directors’ Remuneration Report. – Engagement with proxy bodies informed approach to six-month update statement and continued high level of transparency in ongoing remuneration reporting. August 2025 Review and completion – Publication of post-AGM six-month update statement. – Transparent communication to stakeholders on the actions taken post AGM, including implementation of the Policy in 2025. – Completion of the consultation process, paving the way for ongoing open communication with shareholders and their proxy advisory bodies. 142 IHG Annual Report and Form 20-F 2025 Directors’ Remuneration Report continued 2025 Review of Directors’ Remuneration Policy Alignment with Investment Association (IA) priorities The table below describes how our approach to the Policy review aligns with the relevant priorities set out in the IA’s letter sent to remuneration committee chairs in November 2025: Priority How we reflected in our Policy review Company- specific rationale – We identified and evidenced specific IHG challenges, including key risks to our talent and succession pipeline, competitiveness challenges vs the US market, and structural differences arising from UK PLC requirements relative to the US. – We set out the business context for the review, including an increasingly global footprint with significant US focus and strong long-term performance. Benchmarking and peer group – The peer group used reflects IHG’s global talent flow to/from hotel and wider industry peer companies. – Filters were applied to ensure the relevance of the group, including identifiable talent flows to/from IHG, sector/strategic business relevance, consumer focus and Atlanta presence. – Companies were filtered out where they were substantially larger than IHG, resulting in a group within which IHG was positioned at the median by market capitalisation. – While the benchmarking data was used to inform an initial proposal for consultation based on median positioning, the final proposal was adjusted through engagement to reflect feedback received. Hybrid plans – Our review against the global peer group highlighted that IHG was an outlier in operating a single performance share plan, and that RSU plans were in global widespread use, including below Executive Director level in IHG. – We were cognisant that RSU plans and hybrid plans in particular were relatively rare in a UK FTSE context, and therefore consulted early and fully with shareholders, in several rounds of consultation. – The most significant change made to our initial proposals was a downwards adjustment to RSU award levels with performance-based awards comprising the vast majority of the long-term incentive opportunity, at 84% for the CEO. Bonus deferral and shareholding requirements – In line with IA guidance, Executive Directors continue to be required to defer 30% of bonus earned even where the shareholding requirements have been met, with deferred bonus being subject to malus and clawback. – A significant change for 2025 was an increase in shareholding requirement, for example from 500% to 1,000% of salary for the CEO, further aligning Executive Director interests with those of shareholders. Summary of Policy implementation for 2026 Element CEO CFO Operation for 2026 Salary (% increase for 2026) £1,122,000 (2.0%) £677,600 (2.0%) – Salary increases aligned with those for wider corporate workforce in 2026. Annual Performance Plan (APP) maximum (% of salary) 300% 250% – Subject to financial and non-financial performance conditions in 2026 (see below). – At least 30% of bonus earned will be deferred into shares for three years if the minimum shareholding requirement has been met, with at least 50% being deferred otherwise. – APP target (% of salary) 150% 125% LTIP maximum award (% of salary) 800% 500% – Subject to financial and non-financial performance conditions over a three-year period (see following page). – Two-year post-vesting holding period. – LTIP target award (% of salary) 400% 250% Restricted Stock Unit (RSU) award (% of salary) 150% 100% – Three year vesting period and two year post-vesting holding period. – Subject to underpin. Pension cash allowance (% of salary) 12% 12% – Aligned with other participants in the UK pension plan. Minimum shareholding requirement (% of salary) 1,000% 400% – To be met over five years from 2025 AGM (or appointment if later) as agreed with the Chair of the Board. – The full minimum shareholding requirement continues to remain in force for two years following cessation as an Executive Director. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 143 Aligning variable elements of remuneration to strategy in 2026 What we do Provide True Hospitality for Good Why we do it To be the hotel company of choice for guests and owners How we make it happen Relentless focus on growth Brands guests and owners love Leading commercial engine Care for our people, communities and planet Element Measures and weightings Link to strategy Explanation Annual Performance Plan (APP) Operating profit from reportable segments (70%) – The strength and breadth of our portfolio, tailored services and solutions, as well as our technology and platforms drive consumer preference, owner returns and rooms growth; all contributing to our revenues and profit. – Signings and NSSG are central to our strategy of accelerating the growth of our brands in high-value markets. NSSG has replaced room openings for 2026 to align with our focus on overall growth in system size. – The underlying performance of the business will be reviewed in considering the potential application of discretion to formulaic outcomes of the APP measures. Room signings (15%) Absolute Net System Size Growth (NSSG) (15%) Long Term Incentive Plan (LTIP) Relative Total Shareholder Return (20%) – Our strategy is intended to deliver unmatched guest experiences and unrivalled owner returns for our stakeholders, including competitive total shareholder returns. – Our strategy is to accelerate the growth of our brands in high-value markets by using our global scale and expertise so it is important that this forms a key element of our management team’s LTIP. – Enhancing our customer and owner offer and accelerating the growth of our brands in high-value markets drives sustained growth in cash flows and profits over the long term, which can be reinvested in our business and returned to shareholders. Relative NSSG (25%) Absolute cash flow (20%) Carbon and people (10%) – Measures aligned to our people and planet business priorities are included in our LTIP targets. Adjusted earnings per share (25%) – EPS provides a measure of the efficiency of the capital structure, as well as promoting further alignment with shareholder experience and value. Restricted Stock Unit (RSU) Underpin – The underpin measures all aspects of delivery of our strategy. 144 IHG Annual Report and Form 20-F 2025 Directors’ Remuneration Report continued 2025 Review of Directors’ Remuneration Policy continued

Developing high-performance culture and link to reward At the beginning of 2025 we launched ‘High Performance Culture’ for our corporate and reservations colleagues globally. Designed to enable the organisation to deliver our strategy through adopting a continuous improvement mindset, we have shifted to an always-on approach to performance that provides clarity to colleagues and alignment to Regional and Functional plans. Consequently, this strengthens our existing pay-for-performance approach. Key changes include: – Removing performance ratings for all colleagues and replacing with one definition of high performance. – Creating a stronger alignment between performance and reward. – Upweighting our focus on goals and the work that matters the most. – Embedding our Growth Behaviours as the ‘how’ we achieve high performance. – Building the capability of all people leaders and articulating clear expectations for high performance. – Talking about performance continuously through Elevate 1-1 conversations. – Introducing an ‘IHG’ approach to feedback. APP As part of the shift in culture, we launched a change to the APP arrangements for Bands 3-8, so that from 2025, the funding for the APP is determined by business performance. A colleague’s individual performance is then overlaid to the whole APP, with people leaders being able to award anything from zero to double the target APP. Share plans For those who are eligible for shares as part of their reward package, in the form of RSUs, performance now impacts how many shares someone receives. People leaders are able to award anything from zero to double the target RSU award. Share ownership continues to provide the opportunity to benefit from the Company’s growth and success in the future, and individual performance is a vital part of that success. The Colleague Share Plan remains as a way for our broader colleague base to share in that success. Long-Term Incentive Awards are granted to those at the most senior levels, with the level of vesting being based on Company performance metrics aligned with those for Executive Directors. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 145 Remuneration at IHG – the wider context Company performance This determines the total APP pool available to distribute across the Company. Company performance is assessed against three measures below. Total APP pool This is determined by Company performance. The total APP pool represents the total funds available to individuals. Individual performance This determines how much individuals will receive. Against our high-performance definition, the actual APP award will be between zero and double (0%–200%) of each target APP award. A EBIT 70% B Signings 15% C Openings 15% A B C How our reward practices are aligned across all levels of the organisation Our approach to fairness in reward is an important aspect of our overall reward philosophy and is designed to attract, retain, motivate and engage talent at all levels of the business. It is supported by a robust governance approach that ensures our reward and recognition practices are fair and consistent across our employee population, as well as an alignment between the wider direct workforce and executive remuneration. We regularly review our approach externally, ensuring we are competitive in the different markets in which we operate and meet the needs of employees by offering market-driven reward packages. Element Executive Directors Senior management All employees Details Fixed Salary ò ò ò – Managers put at the heart of the salary review process, allowing them to use discretion. – Managers reminded of importance of making fair reward decisions consistent with our Code of Conduct to ensure employees are fairly rewarded according to their contribution, skills and experience. Benefits ò ò ò – Corporate colleagues allocated IHG One Rewards Gold Elite Status. – In 2025 we focused on benefits which drive attraction and retention of talent. We proudly launched our IHG One Pass exclusive colleague travel benefits which strengthens our employee room rate offering, a key milestone for colleagues and their families. – Review of healthcare across the UK corporate population and renewal with Bupa as new provider. – All UK corporate colleagues are covered for life insurance, income protection and critical illness. – We offer US colleagues a streamlined selection of health and welfare plan designs and providers. We provide both financial and protection benefits to our colleagues through a life and accidental death and dismemberment insurance coverage. Pension ò ò ò – UK and US pension benefits competitive against the market. – Contribution rate for UK corporate, and eligible UK hotel employees, is aligned with 2:1 matching ratio up to 6% of salary from employees and 12% from IHG. – Salary sacrifice available and life cover of 4x base salary for UK pension plan participants. Variable APP ò ò ò – Corporate performance metrics are aligned across corporate colleagues, Executive Directors and Executive Committee (EC). – Bonus deferral for three years in operation for senior management. – Weightings of metrics for all corporate colleagues below EC level are aligned and higher awards can be earned through an employee’s individual performance and contribution to the Company. – Additional funding was made available on top of the budgeted amount of our 2025 Annual Performance Plan to increase bonus amounts for our strongest performers. LTIP ò ò – Certain senior/mid-management and specialist roles are eligible to participate in the Long Term Incentive Plan, under which performance-based awards vest after three years. RSU ò ò – Executive Directors, certain senior/mid-management and specialist roles are eligible to receive an RSU award, which vests after three years. – 675 colleagues were in receipt of an RSU award for the 2025–27 cycle. – At certain job levels, we run an annual nomination process whereby 30% of the population can be nominated to receive an RSU award based on their performance. – RSU awards are not subject to performance conditions, with the exception of an underpin for Executive Directors, but still align employee interests with those of shareholders. Long Service Awards ò ò ò – All of the corporate workforce, including Executive Directors, are eligible to receive a Long Term Service Award, of varying value, once the employee reaches certain service milestones. – In 2025, 777 corporate colleagues and 849 hotel colleagues globally received cash long-term service awards. – Long service results in enhanced travel benefits under the IHG One Pass programme from 2026 onwards. Colleague Share Plan ò – Available to around 99% of our corporate colleagues below the senior/mid- management level. – IHG matches the shares purchased by colleagues on a one-for-one basis up to a maximum match of $1,000 per annum. – The registration for the 2026 plan was open to eligible colleagues in Q4 2025 and the take-up rate is 48.6%. – The 2024 plan’s matching shares vested in January 2026 with more than 21,700 shares vesting between 2,636 employees, worth almost $3m. – Colleagues receive dividends and voting rights on purchased shares. Bravo Recognition plan ò – Colleagues below senior/mid-management level can be nominated for a cash award through our Bravo recognition scheme for going above and beyond in their roles while displaying exceptional IHG behaviours. – 13,203 one-off cash awards were made to corporate colleagues, and 19,921 cash awards were made to hotel colleagues globally during 2025. 146 IHG Annual Report and Form 20-F 2025 Directors’ Remuneration Report continued Remuneration at IHG – the wider context continued Employee engagement on pay We have several forums for employees to express their opinions on pay. These include employee resource groups (ERGs) and direct engagement with Non-Executive Directors. In 2025, the Chair of the Committee met colleagues to understand their views on Executive Director and their own pay. Our employee engagement survey, Colleague HeartBeat, allows employees to give their views on working at IHG. The 2025 employee engagement scores for participating owned & leased hotel and reservations employees and general managers on the questions relating to reward and recognition exceeded our survey provider’s top quartile benchmark. Paid fairly 84% 73% 89% Top quartile scores 65% Appropriate recognition 86% 79% 94% Top quartile scores 69% Benefit plan meets needs 86% 77% 91% Top quartile scores 73% Performance impacts pay 84% 81% 90% Top quartile scores 67% ¢ Hotels ¢ Reservations ¢ General Managers Wellbeing We continue to promote myWellbeing – a framework to support employees across their health, lifestyle and workplace. The myWellbeing suite of resources, which includes an employee Wellbeing Handbook and guidelines for people managers, has been designed to provide a holistic wellbeing offering. Employees also have access to a global Employee Assistance Programme, which offers counselling, practical guidance on topics such as legal, financial and work matters, and additional health and wellbeing resources. In 2025, all corporate colleagues were given three recharge days to focus on their wellbeing in a way that suits them best, on top of any contracted annual leave they are eligible to receive. Leased hotel employees As previously reported, following the acquisition of a number of UK hotels, employing entities for the estate’s hotels were transferred to IHG. Employment terms, including remuneration and benefits, largely remained in place on their pre-acquisition basis. The Real Living Wage (RLW) has been voluntarily adopted in IHG’s UK leased hotel estate between 2022 and 2025. Payroll budgets in these hotels are approved by IHG UK leadership and the hotel owners. The Living Wage Foundation has increased the RLW level by 6–7% with effect from May 2026. In the context of current cost challenges facing the hospitality industry, including prevailing below-RLW market rates of pay in the sector, increasing direct costs such as employer National Insurance and day-one sickness entitlement, and the wider impact of pay compression issues resulting from paying at least RLW to all colleagues, it has been determined that the hotels will not be in a position to apply the RLW as a minimum level with effect from May 2026. However, it is planned to increase pay levels by an average of 3.9% for relevant hotel colleagues. All hotel colleagues will continue to be paid above the National Living Wage (NLW), with minimum pay levels approximately 12% above NLW in London and 3–4% above NLW outside London. This includes employees aged under 21 years old, where the National Minimum Wage (NMW) is lower than NLW. This increase for hotel colleagues compares to an average increase of 2% for corporate employees, including the Executive Directors. In response to wider cost-of-living pressures, additional measures were implemented during 2023 and 2024, aside from applying the RLW as a minimum, including: – one-off payments to frontline colleagues – salary increases ranging from 5% to 8% from April 2023 – enhanced maternity and paternity provisions – access to financial wellbeing support and education, including the launch of ‘Stream’, an Earned Wage Access benefit, as well as direct-from-payroll saving. Taken together, these measures reflect a deliberate strategy to support colleagues through a combination of pay, benefits, development opportunities and wellbeing support, rather than reliance on a single pay benchmark. As market conditions have evolved, this broader reward framework provides greater flexibility to maintain competitiveness and fairness while managing cost sustainability. The approach to hotel colleague pay will be kept under review for future years in the context of changes to  the RLW. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 147 The Annual Report on Remuneration explains how the Directors’ Remuneration Policy was implemented in 2025, the remuneration earned by the Executive Directors and how the Directors’ Remuneration Policy will be implemented in 2026. Audited Single total figure of remuneration – Executive Directors Fixed pay Variable Other £000 Totalb £000Executive Director Year Salary £000 Benefits £000 Pension benefit £000 Subtotal £000 APP £000 LTIP £000a Subtotal £000 Elie Maalouf 2025 1,082 403 130 1,615 1,863 6,839 8,702 0 10,317 2024 1,010 427 121 1,557 1,298 5,096 6,394 0 7,951 Michael Glover 2025 659 91 79 830 938 2,711 3,649 100 4,579 2024 639 86 77 801 813 1,761 2,573 150 3,524 a. LTIP figures for 2024 relate to the 2022–24 LTIP cycle and have been restated using the actual share price of £100.72 on the date of vesting. Figures for 2025 relate to the value of shares for the 2023–25 cycle using the Q4 2025 average closing share price of £96.97. b. Sum of individual items may differ from totals due to values being shown to nearest £1,000. Notes to the single total figure table Fixed pay Salary: salary paid for the year. Salary increases of 6.8% for Elie Maalouf (from £1,029,600 to £1,100,000) and 3% for Michael Glover (from £644,800 to £664,350) were applied with effect from 1 April 2025. The increase for Michael Glover was in line with the increase for UK and US corporate workforce, and the increase for Elie Maalouf was an adjustment approved as part of the 2025 Directors’ Remuneration Policy. Benefits: for Executive Directors, this includes, but is not limited to, taxable benefits such as company car allowance and healthcare. Elie Maalouf receives an RPI-linked monthly net housing allowance of £11,800 as at September 2025 (increased by RPI of 4.8%; gross value for reporting purposes of £21,400 per month) towards UK housing costs to facilitate him to carry out his UK-based role while maintaining his US home and IHG’s significant US business, government and industry interests. Other benefits provided include travel costs and allowances (£53,000 for Elie Maalouf; £17,000 for Michael Glover), tax return assistance (£41,000 for Elie Maalouf; £47,000 for Michael Glover) and healthcare provision (£47,000 for Elie Maalouf; £19,000 for Michael Glover). It has been agreed that Elie Maalouf would settle any employee tax due in respect of travel within the UK with effect from the beginning of the 2024-25 tax year. Life assurance at four times base salary, critical illness and income protection cover were provided for all Executive Directors, which is aligned to all other UK corporate colleagues who participate in the UK pension plan. Pension benefit: for current Executive Directors, in line with the Policy, represents cash allowances of 12% of salary paid in lieu of pension contributions. This is in line with the maximum level available to all other participants in the UK pension plan. Other Michael Glover received a gross payment of £100,000 in March 2025, being the final instalment of time-limited one-off payments to cover relocation and associated costs of his appointment as CFO. Variable pay APP (maximum 70% cash and minimum 30% deferred shares subject to meeting minimum shareholding requirement). Operation Disclosed award levels are determined based on salary as at 31 December 2025. The target award was 150% of salary for Elie Maalouf and 125% of salary for Michael Glover, with the maximum being double the target award. Any payment made under the APP is subject to minimum levels of performance under the operating profit from reportable segments metric, with the room signings and room opening measures subject to a financial gate: – if operating profit performance is below 85% of target, there would be no payout under these measures; and – if operating profit performance is between 85% of target and threshold, payout for these measures would be reduced by 50%. 148 IHG Annual Report and Form 20-F 2025 Directors’ Remuneration Report continued Annual Report on Remuneration

Audited APP outcome for 2025 The performance measures and outcomes of the 2025 APP were as follows. All figures are expressed as a proportion of target. Performance measure Weighting Targets (straight-line payout between) Performance achieved Achievement as % of target Threshold (50% payout) Target (100% payout) Maximum (200% payout) Operating profit from reportable segmentsa 70% $1,202m $1,292m $1,382m $1,255m 79.7% Room signings (k rooms) 15% 84.1 93.5 102.8 102.1 191.9% Room openings (k rooms) 15% 53.8 59.8 65.7 65.1 188.9% Total weighted achievement (% of target) 112.9% Award earned – Elie Maalouf (% of salary) 169.3% Award earned – Michael Glover (% of salary) 141.1% a. Definitions for Non-GAAP revenue and operating profit measures can be found on pages 107 to 112. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 250 to 256.. The operating profit outcome under the APP was adjusted to exclude the integration costs (around $3m) of the Ruby business as an exceptional cost that was not envisaged at the time of setting the targets. The Committee was satisfied that this adjustment was appropriate to encourage management to undertake value-accretive deals. Without this adjustment the total APP outcome would have been approximately 1% lower as a proportion of target. Operating profit performance was above threshold, and therefore the financial gate was met for the room signings and room opening measures. The Committee also reviewed the overall performance of the Executive Directors and of the business, including relative to peers, and was satisfied that no further adjustments needed to be applied to the formulaic outcomes of the APP measures. Elie Maalouf and Michael Glover have both met their shareholding requirement, and therefore 30% of APP earned for 2025 will be deferred into shares for three years. The only condition attached to deferred shares is continued service. The resulting amounts earned were as follows: Executive Director Total amount earned (£000) Of which paid in cash (£000) Of which deferred in shares (£000) Elie Maalouf 1,863 1304 559 Michael Glover 938 657 281 In determining operating profit from reportable segments for APP purposes, budgeted exchange rates for the year are used to ensure like-for-like comparison with the APP target set at the start of the year. Operating profit from reportable segments (actual exchange rates) (see page 86) $1,265m Operating profit from reportable segments (2025 budget exchange rates; with Ruby integration costs adjustment) $1,255m æ LTIP 2023–25 LTIP outcome for 2023–25 cycle The following table shows the 2023–25 LTIP performance measures and weightings, the threshold and maximum targets and actual achievement, based on the formulaic outcomes against the three-year targets set in 2023. Performance targets Performance measure and weighting Threshold (20% vesting) Maximum (100% vesting) Performance result Achievement (% of maximum for measure) Weighted achievement (% of maximum award) Total shareholder return (20%): Three-year growth relative to competitorsa 53.9% (Median) 79.9% (Upper quartile) 118.0% (Above upper quartile) 100.0% 20.0% Relative net system size growth 20%): Three-year growth relative to competitorsb 2.7% growth 5.6% growth 4.7% growth 75.2% 15.0% Absolute cash flow (20%): 1.667bn USD 2.565bn USD 3.42bn USD 100.0% 20.0% Adjusted Earnings Per Share (20%): Three-year compound annual growth 5% 12% 21% 100.0% 20.0% Planet (10% split equally): Introduction of energy conservation measures (ECMs) for new-build and existing properties Adoption of five existing ECMs New: 4.5% Existing: 2.8% 80% of hotels New: 10.0% Existing 6.3% 100% of hotels New: 10.2% Existing: 4.4% 93.8% of hotels 78.6% 75.2% 3.9% 3.8% Total % of maximum opportunity vesting (out of a maximum 90% – see following page) 82.7% a. Comparators are Accor S.A., Choice Hotels International Inc., Hilton Worldwide Holdings Inc., Hyatt Hotels Corporation, Marriott International Inc., Melia Hotels International S.A., Minor International PCL and Wyndham Hotels & Resorts Inc. Following the delisting of NH Hotel Group, the Committee determined that the parent company Minor International PCL should replace NH Hotel Group from the beginning of the performance period. b. Comparators are Accor S.A., Choice Hotels International Inc., Hilton Worldwide Holdings Inc., Jin Jiang International Holdings Company Limited, Marriott International Inc. and Wyndham Hotels & Resorts Inc. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 149 Audited Removal of representation targets from the 2023–25 LTIP In alignment with the evolution of our Journey to Tomorrow plan and people principles, during 2025 the Committee applied discretion to make the following change to the 2023–25 LTIP: The portion of the 2023–25 LTIP award subject to gender and ethnicity representation targets (10% weighting) was removed. No replacement was made for the portion removed, and this element of the LTIP will therefore not vest. The resulting maximum vesting level was 90% of the original award. Adjustments to absolute cash flow target Over the performance period of the 2023–25 LTIP award, there have been events that have impacted IHG’s cash flow that were unquantified or unforeseen when the original targets were set, specifically the acquisition of the Ruby business. The table below shows the reconciliation between reported cash flow and the outcome for the 2023–25 LTIP. Cash flow Reconciliation $bn Reported cash flow from operations 3.73 Net cash from investing activities (0.43) Reported outcome per definition 3.30 Adjustment to remove impact of acquiring Ruby business 0.12 Adjusted outcome 3.42 The adjustment to remove the impact of the acquisition of the Ruby business had no impact on the vesting outcome. No other discretion was applied in determining the vesting level of the 2023–25 LTIP award. LTIP 2023–25 vesting The award granted under the 2023–25 cycle will vest on 18 February 2026 based on achievement against targets measured over three years to 31 December 2025. The individual outcomes for this cycle are shown below. The daily average closing share price over the final quarter of 2025 was 9,697p. This share price was used to calculate the total value of award and the value of award attributable to share price appreciation. Restated figures using the actual share price on the vesting date will be disclosed in the 2026 Directors’ Remuneration Report. Executive Director Number of shares granted % of maximum award vested Outcome (number of shares vesting) Total value of award £000 Value of award attributable to share price appreciation £000 Elie Maaloufa 85,282 82.7% 70,527 6,839 2,931 Michael Glover 33,812 82.7% 27,962 2,711 1,173 a. Includes 65,512 shares granted on 10 May 2023 with a grant price of 5,501p and a top-up of 19,770 shares granted on 8 August 2023 with a grant price of 5,674p. Shares vesting are subject to a two-year holding period. Adjustment to people measures attached to 2024–26 LTIP award Adjustments to a portion of the 2024–26 LTIP award subject to two people measures were made, in alignment with the evolution of our Journey to Tomorrow plan and people principles: – The Inclusion Index measure (5% weighting) was broadened from being based on the gap between ethnically diverse colleagues in the US and UK and the rest of the US/UK population, to instead being based on the gap between US and UK junior colleagues and the total corporate population, with an increase in the level of stretch for the threshold target from a gap of 7% to 5% and no change to the maximum target of no gap. – The talent interventions measure (5% weighting) was amended to relate only to the Journey to General Manager and Career Insights programmes, removing reference to RISE, to align with our current people principles. This amendment ensures that the programmes remaining in the scope of the LTIP measure are aligned with our people principles, and structured talent programmes for career progression. No adjustment was made to the target range. For the revised Inclusion Index measure targets, the Committee was satisfied that there was no change to the level of stretch in the targets originally set at the time of grant. 150 IHG Annual Report and Form 20-F 2025 Directors’ Remuneration Report continued Annual Report on Remuneration continued Audited Scheme interests awarded during 2025 Annual Performance Plan (APP) – 2024 30% of the bonus earned in respect of the 2024 APP was deferred into shares with dividend rights, with no further conditions save continued service. An average of the closing mid-market share price for the three days following the publication of 2024 results was used to determine the number of shares to be awarded. Details of the resulting shares granted were as follows: Executive Director Type of award Award date Number of shares granted Market price per share at grant £ Face value of award at grant £000 Vesting date Elie Maalouf Conditional shares 6 March 2025 3,903 99.73 389 3 March 2028 Michael Glover Conditional shares 6 March 2025 2,444 99.73 244 3 March 2028 Long Term Incentive Plan (LTIP) – 2025–27 cycle During 2025, LTIP awards were granted over shares with a maximum value of 800% of salary for the CEO and 500% of salary for the CFO, using an average of the closing mid-market share price for the five days prior to grant. These are in the form of conditional awards over Company shares and do not carry the right to dividends or dividend equivalents during the vesting period. The vesting date for the award is the day after the announcement of our financial year 2027 Preliminary Results in February 2028. These awards will vest to the extent that performance targets are met and will then be held in a nominee account for a further two years in accordance with the post-vest holding requirement, becoming unrestricted in February 2030. Executive Director Type of award Award date Performance period Basis of award Maximum shares awarded Market price per share at grant £ Face value of award at grant £000 Elie Maalouf Conditional shares 14 May 2025 1 January 2025 to 31 December 2027 800% of salary 99,581 88.37 8,800 Michael Glover Conditional shares 14 May 2025 1 January 2025 to 31 December 2027 500% of salary 37,589 88.37 3,322 The performance measures for the 2025–27 LTIP cycle are as outlined below. NSSG is a relative measure and is measured to 30 September 2027, rather than 31 December 2027, due to the timing at which competitor data is published. Measure and weighting Threshold target (20% vesting) Maximum target (100% vesting) Relative TSR (20%)a Median Upper quartile Relative NSSG (25%)b NSSG of 4th ranked competitor NSSG of 1st ranked competitor Absolute cash flow (20%) 2.595bn USD 3.993bn USD Adjusted EPS (25%) 6% absolute CAGR 14% absolute CAGR Carbon and people (10%) – split between two equally weighted measures Adoption of a set of Energy Conservation Measures (ECMs) across the owned, leased and managed (CMH) hotels – weighted average adoption Increase of 9% points Increase of 25% points Talent interventionsc 30% of talent promoted 50% of talent promoted Straight-line vesting occurs between threshold and maximum target. a. Comparator companies for TSR are Accor S.A., Choice Hotels International Inc., Dalata Hotel Group PLC, H World Group Limited, Hilton Worldwide Holdings Inc., Hyatt Hotels Corporation, Indian Hotels Company Limited, Jin Jiang International Holdings Company Limited, Marriott International Inc., Melia Hotels International S.A., Minor International PCL, Scandic Hotels Group AB, Shangri-La Hotel Public Company Limited, Whitbread PLC and Wyndham Hotels & Resorts Inc. b. Comparator companies for NSSG are Marriott International Inc., Hilton Worldwide Holdings Inc., Accor S.A., Jin Jiang International Holdings Company Limited, Wyndham Hotels & Resorts Inc. and Choice Hotels International Inc. c. Threshold vesting will occur if 30% of talent who took part in the programmes between 2023 and 2025 have been promoted by 31 December 2027 and maximum vesting will occur if 50% of talent who took part in the programmes have been promoted by 31 December 2027. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 151 Audited Restricted Stock Units (RSU) – 2025–27 cycle During 2025, RSU awards were granted over shares with a maximum value of 150% of salary for the CEO and 100% of salary for the CFO using an average of the closing mid-market share price for the five days prior to grant. The awards are in the form of conditional awards over Company shares and do not carry the right to dividends or dividend equivalents during the vesting period. The vesting date for the awards is the day after the announcement of our financial year 2027 Preliminary Results in February 2028. Vesting of restricted shares will be contingent on the satisfaction of a discretionary underpin which will be assessed by the Committee prior to vesting. The Committee will consider the extent to which the Executive Directors have effectively delivered IHG’s strategy across the vesting period, as well as any factors that have resulted in serious reputational damage or significant financial loss to the Company. In making its assessment, the Committee will take into account the experience of stakeholders, including our shareholders, owners and guests. Vested awards will then be held in a nominee account for a further two years, becoming unrestricted in February 2030 following the two-year post-vest holding period. Executive Director Type of award Award date Performance period Basis of award Maximum shares awarded Share price used to determine award size £ Face value of award at grant £000 Elie Maalouf Conditional shares 14 May 2025 Not applicable. Underpin measured to February 2028 150% of salary 18,671 88.37 1,650 Michael Glover Conditional shares 14 May 2025 Not applicable. Underpin measured to February 2028 100% of salary 7,517 88.37 664 Relative importance of spend on pay The chart below sets out the actual expenditure of the Group on remuneration and distributions to shareholders in 2024 and 2025. Operating profit from reportable segmentsa is also included as this is a significant constituent of the APP. Expenditure of the Group on remuneration and distributions to shareholders in 2024 and 2025 $m +12.5% 1,265 1,124 2025 2024 Operating profit from reportable segments +7.6% 1,152 1,071 2025 2024 Cost of shareholder returns by way of dividend and buybacks +0.7% 2,200 2,185 2025 2024 Staff costs a. Definitions for Non-GAAP revenue and operating profit measures can be found on pages 107 to 112. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 250 to 256. 152 IHG Annual Report and Form 20-F 2025 Directors’ Remuneration Report continued Annual Report on Remuneration continued

Audited Executive Directors’ shareholdings and share interests æ Executive Director shareholding requirement The shareholding requirement under the Directors’ Remuneration Policy in force at the end of 2025 is 1,000% of salary for the Chief Executive Officer and 400% for other Executive Directors. The number of shares held outright includes all Directors’ beneficial interests and those held by their spouses and other connected persons. It also includes the net value of unvested shares that are not subject to any further performance conditions or underpins. The minimum shareholding requirement applies for two years post-cessation of employment or cessation as a director. As part of this requirement, shares have been granted and all unvested awards are held in a nominee account, with Executive Directors being required to electronically sign an agreement to the terms of the grant, including the post-employment shareholding requirement. 1,843% 709% 914% 582% 0% 500% 1,000% 1,500% 2,000% 2,500% 3,000% Elie Maalouf Michael Glover A Shares held outright and unvested shares not subject to performance conditions on net basis as % salary B LTIP and RSU shares held on net basis as % of salary C Guideline shareholding as % of salary The respective shareholding requirements have been met by Elie Maalouf and Michael Glover as at 31 December 2025. Shareholdings as a percentage of salary are calculated using the 31 December 2025 closing share price of 1,046p. A combined tax and social security rate of 47% is used for both Michael Glover and Elie Maalouf. Current Directors’ share interests The APP deferred share awards are subject to continued service only and are not subject to additional performance conditions. Details of the performance conditions to which the unvested LTIP awards are subject can be found on pages 149 and 151 of this report and page 147 of the 2024 Directors’ Remuneration Report. There have been no changes in the shareholding interests of the Executive Directors since the end of the financial year up to the publication of this report. Shares and awards held by Executive Directors at 31 December 2025 Number of shares held outright, including those subject to post- vest holding APP deferred share awards LTIP share awards (unvested) RSU share awards (unvested) Total number of shares and awards held Executive Director 2025 2024 2025 2024 2025 2024 2025 2024 2025 2024 Elie Maalouf 143,472 109,462 24,533 32,921 248,000 208,149 18,671 0 434,676 350,532 Michael Glover 25,505 15,675 8,825 8,064 96,074 75,023 7,517 3,474 137,921 102,236 Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 153 A A B B 2,758% 1,291% C C Relative performance graph The graph below shows the Company’s TSR performance from 31 December 2015 to 31 December 2025, compared with the TSR performance achieved by the FTSE 100 over the same period. The Company is a constituent of the FTSE 100 and therefore this index is considered relevant for comparison purposes. IHG PLC FTSE 100 Index Dec 2015 Dec 2016 Dec 2017 Dec 2018 Dec 2019 Dec 2020 Dec 2021 Dec 2022 Dec 2023 Dec 2024 Dec 2025 0 50 100 150 200 250 300 350 400 450 500 History of Chief Executive Officer’s remuneration The table below shows the CEO’s total remuneration and incentive outcomes for the 10 years to 31 December 2025. CEO 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 Single figure of remuneration (£000) Elie Maalouf – – – – – – – 4,242 7,951 10,317 Keith Barr – 2,161 3,143 3,376 1,484 3,199 4,273 4,173 – – Richard Solomons 3,662 2,207 – – – – – – – – Annual incentive earned (% of maximum) Elie Maalouf – – – – – – – 81.8 63.0 56.5 Keith Barr – 69.7 84.1 58.7 0 100 95.7 81.8 – – Richard Solomons 63.9 66.8 – – – – – – – – LTIP earned (% of maximum) Elie Maalouf – – – – – – – 57.8 84.7 82.7 Keith Barr – 46.1 45.4 78.9 30.6 20 52.1 57.8 – – Richard Solomons 49.4 46.1 – – – – – – – – Audited Payments to past Directors Sir Ian Prosser, who retired as Director on 31 December 2003, had an ongoing healthcare benefit of £2,797.62 during the year. Payments for loss of office No payments for loss of office were made to Executive Directors during the year to 31 December 2025. Pension entitlements No Executive Director is entitled to any defined benefit pension or related benefit from IHG. Malus and clawback Malus and clawback provisions apply to incentive plans as set out in the Directors’ Remuneration Policy, which can be found on page 174 of the Annual Report and Form 20-F 2024. The non-exhaustive circumstances in which malus and clawback provisions could be used include corporate failure, material misstatement, error or misrepresentation in the financial statements, an award being made in error, action that amounts to fraud or misconduct, summary dismissal and serious reputational damage. Malus provisions relate to unvested awards while clawback applies for the three years post-payment or vesting (including the cash element of the APP), which is considered to be a reasonable length of time to discover and assess circumstances that would warrant use of these provisions. The malus and clawback provisions were not enacted during 2025. The Company has in place an incentive clawback policy in line with the SEC requirement. 154 IHG Annual Report and Form 20-F 2025 Directors’ Remuneration Report continued Annual Report on Remuneration continued CEO pay ratio Pay ratios will differ significantly between companies, even within the same industry, depending on demographics and business models. The Group’s UK employee demographic, which primarily consisted of largely professional, management and senior corporate roles, changed in 2019 with the addition of a number of hotel employing entities, comprising the UK leased estate, which includes a large proportion of part-time and flexible-working support and service roles. Consistent with past disclosures, we show the ratio both including and excluding the UK hotel employing entities. Financial year ended 31 December Full population Population excluding hotel employing entities Method 25th Median 75th 25th Median 75th 2025 Option C 283:1 214:1 119:1 144:1 113:1 73:1 2024 Option C 228:1 169:1 95:1 119:1 92:1 59:1 2023 Option C 242:1 156:1 78:1 94:1 71:1 46:1 2022 Option C 193:1 113:1 67:1 71:1 56:1 35:1 2021 Option C 163:1 65:1 41:1 59:1 42:1 27:1 2020 Option C 89:1 44:1 25:1 35:1 26:1 18:1 2019 Option C 180:1 122:1 59:1 71:1 49:1 32:1 2018 Option C – – – 72:1 48:1 29:1 The 2018–24 figures have been restated to reflect the value of the CEO’s LTIP awards on the date of actual vesting rather than the estimated values used in the respective years’ reports. What drives the difference in pay between our CEO and other employees? Pay ratios reflect how remuneration arrangements differ as responsibility increases for more senior roles within the organisation, for example: – a greater proportion of performance- related variable pay and share-based incentives apply for the more senior executives, including Executive Directors, who will have a greater degree of influence over performance outcomes; – role-specific incentive plans apply in certain areas such as corporate reservations, sales, hotel development and general managers of IHG owned & leased hotels. The target and maximum amounts that can be earned under these plans are typically a higher percentage of base salary for more senior employees, which in turn affect the pay ratio; and – incentive plans for other corporate employees are typically primarily based on a combination of individual performance and the Group’s operating profit from reportable segments. The increase in ratio since 2020 reflects the strong performance of the business and the resulting increases in variable pay outcomes, and revisions to the Policy, including higher bonus award levels for Executive Directors. Overall, on this basis, the Company believes that the median pay ratio for the relevant financial year is consistent with the pay, reward and progression for the Company’s UK employees taken as a whole. Calculation methodology and supporting information Option C has been selected for the identification of the percentile employees. IHG prefer to use this method as we are able to produce the most accurate total remuneration figure for all UK employees on a basis comparable with the statutory reporting for Executive Directors using the most recently available data at the time of producing the Annual Report. Specifically, this involves: – compiling all monthly payroll data for all UK employees from 1 January to 31 December 2025 detailing complete variable and fixed remuneration, including pension and taxable benefits such as company car allowance and healthcare; and – valuing APP for the corporate workforce based on actual 2025 Company performance metrics, with no adjustment to that for individual performance, as actual outcomes for this element of the award are not known at the time of writing this report, so that it reflects as much of the same input as for the CEO data as possible at the time of calculation. In practice, personal performance outcomes are subject to manager discretion and awards can be flexed between 0% and 200% of target. Option C requires three UK employees to be identified as the equivalent of the 25th, 50th and 75th percentile. Having identified these employees based on the population as at 31 December 2025, the remuneration for 2025 is calculated on the same basis as the CEO single total figure of remuneration. The pay arrangements for the six employees – three from the full population and three from the population excluding hotel employing entities – were reviewed alongside those for the employees ranked immediately above and below them to confirm that they were representative of pay levels at these quartiles. The 2025 salary and total pay for the individuals identified at the lower, median and upper quartiles are set out below: Year 25th percentile pay ratio Median pay ratio 75th percentile pay ratio Financial year ended 31 December 2025 – Full population Salary £ £29,121 £43,429 £67,776 Total remuneration £ £36,547 £48,216 £86,814 Financial year ended 31 December 2025 – Excluding hotel employing entities Salary £ £54,845 £69,189 £103,000 Total remuneration £ £71,952 £91,732 £142,344 Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 155 Audited Single total figure of remuneration: Non-Executive Directors Fees £000 Taxable benefits £000 Totala Rounded to the nearest £000 Non-Executive Director Date of original appointment Additional/ Committee appointments 2025 2024 2025 2024 2025 2024 Deanna Oppenheimer 1 June 2022 N, R 509 494 51 56 560 550 Graham Allan 1 September 2020 A, N, RB, SID 144 140 3 2 147 142 Arthur de Haast 1 January 2020 A, RB 90 87 3 5 93 92 Duriya Farooqui 7 December 2020 VoE, A, RB 100 93 11 17 111 110 Byron Grote 1 July 2022 A, N, R 119 116 3 4 122 120 Sir Ron Kalifa 1 January 2024 A, R 90 87 6 4 95 91 Angie Risley 1 September 2023 N, R, RB 119 116 17 20 136 136 Sharon Rothstein 1 June 2020 A, RB 90 87 26 21 116 108 a. Sum of individual items may differ from totals due to values being shown to nearest £1,000. + See page 119 for Board and Committee membership key and page 117 for attendance. Benefits: For Non-Executive Directors, benefits include taxable travel and accommodation expenses to attend Board meetings away from the designated home location. Under UK income tax legislation, the non-UK based Non-Executive Directors are not subject to tax on some travel expenses; this is reflected in the taxable benefits for Deanna Oppenheimer, Duriya Farooqui and Sharon Rothstein. Non-Executive Directors’ shareholdings at 31 December 2025 Non-Executive Director 2025 2024 Deanna Oppenheimera 7,000 7,000 Graham Allan 600 600 Arthur de Haast 1,000 1,000 Duriya Farooquia 200 200 Byron Grotea 7,800 6,800 Sir Ron Kalifa 679 679 Angie Risley 848 848 Sharon Rothsteina 2,000 2,000 a. Shares held in the form of American Depositary Receipts (ADRs). There have been no changes in the shareholdings from the end of the financial year to the publication of this report for Non-Executive Directors who have remained in role. Non-Executive Director fees for 2026 The fees for Non-Executive Directors are reviewed and agreed annually in line with the Policy. Increases for 2026 are in line with those for the wider UK and US corporate workforce budget. The resulting fee levels that will be effective from 1 January 2026 are as follows, with each element independently rounded to the nearest £1,000: Annual fee 2026 2025 Role Increase £000 £000 Chair of the Board 2.0% 519 509 Non-Executive Director 2.0% 91 90 Additional fees Chair of Audit Committee 2.0% 31 30 Chair of Remuneration Committee 2.0% 31 30 Chair of Responsible Business Committee 2.0% 16 16 Senior Independent Director 2.0% 40 39 Voice of the Employee role 2.0% 11 10 156 IHG Annual Report and Form 20-F 2025 Directors’ Remuneration Report continued Annual Report on Remuneration continued

Annual percentage change in remuneration of Directors compared to employees The table below shows the percentage change in each Director’s remuneration compared to that of an average employee between the financial years ended 31 December 2020 to 31 December 2025. The 2025 remuneration figures for the Directors are taken from the data used to compile the single total figure of remuneration tables shown on pages 148 and 156, prior to any rounding. No employees are directly employed by the Group’s Parent Company, so the average employee data is based on the same UK corporate employee population as that on which the CEO pay ratio is calculated. All corporate employees have the same corporate performance metrics for the APP as the Executive Directors; however, for corporate employees below Executive Committee level, awards may be adjusted based on individual performance, the results of which are not available at the time of reporting. For average employee data, we assume that no adjustment to company performance is made in respect of individual performance. Non-Executive Directors are not eligible to participate in any variable remuneration plans. Salary APP Taxable benefits Executive Director 2021 2022 2023 2024 2025 2021 2022 2023 2024 2025 2021 2022 2023 2024 2025 Elie Maalouf 22% 4% 21% 19% 7% 100% (1) % (15) % (8) % 44% 91% 12% 247% 111% (6) % Michael Glover – – – – 3% – – – – 15% – – – – 7% Non-Executive Director Deanna Oppenheimer – – – 4% 3% N/A N/A N/A N/A N/A – – – 69% (9) % Graham Allan – 49% 13% 6% 3% N/A N/A N/A N/A N/A – 684% 108% (36) % 18% Arthur de Haast 18% 4% 3% 4% 3% N/A N/A N/A N/A N/A (1) % 1706% 28% (16) % (33) % Duriya Farooqui – 4% 3% 11% 8% N/A N/A N/A N/A N/A – 100% 10% 15% (35) % Byron Grote – – – 9% 3% N/A N/A N/A N/A N/A – – – (26) % (32) % Sir Ron Kalifa – – – – 3% N/A N/A N/A N/A N/A – – – – 48% Angie Risley – – – – 3% N/A N/A N/A N/A N/A – – – – (15) % Sharon Rothstein – 4% 3% 4% 3% N/A N/A N/A N/A N/A – 100% (10) % 159% 22% Average employee 3% 14% 8% 5% 5% 100% (6) % (9) % (5) % (10) % (11) % 5% 20% 15% 17% Notes – The Remuneration Committee approved an additional fee of £10,000 for the Voice of the Employee Non-Executive Director role for Duriya Farooqui with effect from 1 June 2024. – Byron Grote was appointed Chair of the Audit Committee with effect from 1 March 2023. – Elie Maalouf took on the role of Group CEO on 1 July 2023 and therefore his percentage change between 2023 and 2024 reflects a period during 2023 in his previous CEO, Americas role. – The increase in salary for Elie Maalouf and increases in APP for Elie Maalouf and Michael Glover are driven primarily by revised remuneration under the revised Policy approved in 2025. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 157 Committee areas of focus in 2025 – Approval of the 2024 Directors’ Remuneration Report. – Review and approval of 2024 remuneration outcomes and 2025 incentive plan structures and targets. – In-year Company and relative performance tracking. – Review and adjustment of in-flight LTIP targets in alignment with our Journey to Tomorrow strategy. – Wider workforce remuneration matters. – Completion of the review of Directors’ Remuneration Policy and implementation. – Shareholder engagement process. – Review of Committee Terms of Reference and effectiveness. Key objectives and summary of responsibilities The Committee approves, on behalf of the Board, all aspects of remuneration for the Executive Directors, the Executive Committee and the Chair of the Board, and also approves the strategy, direction and policy for the remuneration of the senior executives who have a significant influence over the Group’s ability to meet its strategic objectives. Additionally, the Committee reviews wider workforce pay policies and practice to ensure alignment with strategy, values and behaviours and takes this into account when setting Executive Director remuneration. The Committee’s role and responsibilities are set out in its Terms of Reference (ToR), which are reviewed annually and approved by the Board. + The ToR are available on IHG’s website at ihgplc.com/investors under Corporate governance. Membership and attendance at meetings The members of the Committee during 2025 were Angie Risley (Chair), Deanna Oppenheimer, Byron Grote and Sir Ron Kalifa. Details of the attendance at Committee meetings are set out on page 117. During 2025, the Committee was supported internally by the Company Chair, the Group’s CEO and CFO, the General Counsel and Company Secretary, and senior members of the Human Resources and Reward teams as necessary. All attend by invitation to provide further background information and context to assist the Committee in its duties. They are not present for any discussions that relate directly to their own remuneration or where their attendance would not otherwise be appropriate. Reporting to the Board The Committee Chair updates the Board on all key issues raised at Committee meetings. Papers and minutes for each meeting are also circulated to all Board members for review and comment. Non-Executive Directors’ letters of appointment and notice periods Non-Executive Directors have letters of appointment, which are available upon request from the Company Secretary’s office. In accordance with Provision 40 of the UK Corporate Governance Code, Deanna Oppenheimer, Non-Executive Chair, is subject to 12 months’ notice and, in compliance with Provision 19 of the UK Corporate Governance Code, has not held the position of Non-Executive Chair for beyond nine years from her appointment. No other Non-Executive Directors are subject to notice periods; all Non-Executive Directors are subject to an annual re- election by shareholders at the AGM. Effectiveness of the Committee In 2025, the Committee’s effectiveness was reviewed as part of the internal Board performance review process. The Committee concluded that it remains effective and meets its responsibilities well. Focus areas identified included continued member skill development and awareness of wider workforce pay. Advisers IHG appointed Willis Towers Watson (WTW) to act as independent adviser to the Committee in 2024, following a competitive tender process undertaken by the Committee. WTW is a member of the Remuneration Consultants Group and, as such, operates under the code of conduct in relation to executive remuneration consulting in the UK. The Committee is therefore satisfied that the advice received from its advisers is objective and independent. Fees of £230,108 plus VAT were paid to WTW in respect of the advice provided to the Committee in relation to Director remuneration in 2025. Fees were charged at a combination of fixed amounts for specific items of work and hourly rates. Approach to target setting Targets are set by the Committee, taking into account IHG’s growth algorithm and long-range business plan as approved by the Board, market expectations and the circumstances and relative performance at the time. The Committee sets stretching targets for senior executives that will reflect successful outcomes for the business based on its strategic and financial objectives for the period. Absolute targets may be set relative to budget and/or by reference to prior results, generally containing a performance range with additional stretch to incentivise outperformance and minimum performance levels for payout. Relative targets are set against an appropriate comparator group of companies for the relevant measure, for example, relative NSSG in the LTIP was set against our six largest competitors with more than 500,000 rooms, to reflect our strategy of accelerating the growth of our brands in high-value markets. Performance will be reviewed throughout the period in which it is applicable for, and if any amendments are required, this will be disclosed in the Directors’ Remuneration Report for the year in which the amendment has been agreed. Board changes There were no changes to the composition of the Board during 2025. As announced on 15 December 2025, Nicholas Cadbury will join the Board on 1 March 2026. His fees will be aligned with the 2026 rates on page 156. 158 IHG Annual Report and Form 20-F 2025 Directors’ Remuneration Report continued Annual Report on Remuneration continued Wider workforce remuneration and employee engagement As outlined on page 146, IHG operates an aligned approach to remuneration throughout the organisation. During the year, the Committee reviewed aspects of the Company’s wider workforce remuneration approach as part of its regular meeting agenda. The Company engaged with the workforce through its employee engagement survey, which covers a number of areas, including pay and benefits competitiveness and wellness. Our overall employee engagement remained at 87% for 2025, placing IHG in the top quartile of employers for engagement. During 2025, the Chair of the Committee joined UK and US employee engagement sessions to meet directly with members of IHG’s corporate workforce, with the aim of collating and sharing such feedback with the Board for consideration in its decision-making. No concerns were raised regarding Executive Director remuneration or how it aligns with the wider IHG remuneration principles. Service contracts and notice periods for Executive Directors The Committee’s policy is for all Executive Directors to have service contracts with a notice period of 12 months from the Company and a notice period of six months for the employee. On an exceptional basis to complete an external recruitment successfully, a longer initial notice period reducing to 12 months may be used. This is in accordance with Provision 40 of the UK Corporate Governance Code. All Executive Directors’ appointments and subsequent reappointments to the Board are subject to election and annual re-election by shareholders at the AGM. Details of current Executive Directors’ contracts are available on request from the Company Secretary’s office. The respective dates of appointment and notice periods are shown below: Executive Director Date of original appointment to the Board Notice period Elie Maalouf 1 January 2018 12 months Michael Glover 20 March 2023 12 months Voting on remuneration at the Company’s AGM The outcomes of the latest remuneration votes are shown below: AGM Votes for Votes against Abstentions Directors’ Remuneration Report (advisory vote): 8 May 2025 97,581,504 (79.00%) 25,940,873 (21.00%) 587,107 Directors’ Remuneration Policy (binding vote): 8 May 2025 83,101,700 (69.51%) 36,445,863 (30.49%) 4,561,922 Implementation of Directors’ Remuneration Policy in 2026 This section explains how certain elements of the Policy will be applied in 2026. Salary: Executive Directors Directors’ salaries are agreed annually in line with the Policy. The following salaries will apply with effect from 1 April 2026: Increase 2026 2025 Executive Director % £ £ Elie Maalouf 2.0 1,122,000 1,100,000 Michael Glover 2.0 677,600 664,350 Salaries for both Executive Directors will increase by 2.0% in line with the budget for the wider UK and US corporate workforce. RSU 2025 RSU awards will be granted to Executive Directors in 2026. The following underpin will apply, which is the same as the underpin for the 2025 awards: – Vesting of restricted shares will be contingent on the satisfaction of a discretionary underpin, which will be assessed by the Committee prior to vesting. The Committee will consider the extent to which the Executive Directors have effectively delivered IHG’s strategy across the vesting period, as well as any factors that have resulted in serious reputational damage or significant financial loss to the Company. – In making its assessment, the Committee will take into account the experience of stakeholders, including our shareholders, owners and guests. Following the vesting date for each award cycle, the Committee will disclose its considerations in assessing the underpin in the relevant Directors’ Remuneration Report. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 159 Implementation of Directors’ Remuneration Policy in 2026 continued APP 2026 and LTIP 2026–28 performance measures and targets APP The APP measures for 2026 will be operating profit from reportable segments (70%), room signings and Net System Size Growth (NSSG) (15% each). The previously used room openings measure will be replaced with an absolute NSSG measure. This change aims to ensure that management are focused not only on adding new rooms, but also on retaining existing ones, thereby growing our overall system size. While the LTIP also includes an NSSG measure, the APP target is absolute and drives growth against our business targets within the year. In contrast, the LTIP target provides a relative, long-term measurement against our closest peers. The Committee believes that having NSSG targets in both the APP and the LTIP will incentivise both short-term performance on an absolute basis and longer-term growth on a relative basis. The following table sets out the measures, definitions and weightings for the 2026 APP. Details of the targets are sensitive and will be disclosed alongside the performance achieved in the 2026 Directors’ Remuneration Report. Measure Definition Weighting Operating profit from reportable segments A measure of IHG’s operating profit from reportable segments for the year 70% Room signings Absolute number of new room signings 15% NSSG Absolute Net System Size Growth 15% LTIP Measures for the 2026–28 cycle are relative Total Shareholder Return (20%); relative net system size growth (25%); cash flow (20%); adjusted earnings per share (EPS) (25%); and carbon and people metrics (10%). These are the same categories of metric used for the 2025–27 cycle. The rationale for the inclusion of each of the LTIP metrics is as follows: – Relative Total Shareholder Return – reflects our aim to deliver competitive shareholder returns as well as aligning the interests of Executive Directors with those of shareholders; – Relative net system size growth (NSSG) – measured relative to our closest competitors, NSSG reflects our industry-leading growth in our scale ambition; – Cash flow – as a metric, it measures our ability to deliver consistent, sustained growth in cash flows and profits over the long-term; – Carbon and people – aligned to our decarbonisation strategy, the carbon measure relating to Energy Conservation Measures (ECMs) is focused on supporting owners of  new-build and conversion re-use hotels to reduce energy costs and drive better hotel performance via adoption of ECMs. The people measure relates to our primary hotel leadership programme, Journey to GM, to focus attention on developing high-quality talent to fuel our long-term growth; and – Adjusted EPS – a key business metric, prominent in company results reporting and commonly used for valuation purposes. It provides a measure of the efficiency of the capital structure, in that returns of capital can be captured within Adjusted EPS performance, as well as promoting further alignment with shareholder experience. How are performance targets set? The targets for the 2026–28 LTIP have been set by the Committee, taking into account IHG’s long-range business plan, market expectations and the circumstances and relative performance with the aim of setting stretching targets for senior executives, which will reflect successful outcomes for the business based on its long-term strategic objectives. Aligned with the medium- to long-term aspirations of our growth algorithm and with EPS consensus forecasts at the time that the Committee set them, the Adjusted EPS targets for the 2026–28 cycle are unchanged from the 2025–27 targets following the increase to the targets for that cycle. Analysis showed that the range sits at the upper quartile relative to other FTSE 100 companies. While performance for recent cycles has been strong, a lower RevPAR growth environment, heightened competition and normalisation of growth, and more moderate consensus estimates and internal forecasts led the Committee to determine that the range should remain in line with the targets for the 2025–27 cycle. Adjusted EPS targets incorporate assumed share buybacks as part of our ongoing shareholder return programme, so the Committee would not expect to adjust performance outcomes at the end of the performance period for buybacks made during the cycle. Threshold performance will result in 20% vesting, maximum performance will result in 100% vesting, with straight- line vesting in between threshold and maximum. The details of the targets for the 2026–28 LTIP cycle are set out in the table on the following page. 160 IHG Annual Report and Form 20-F 2025 Directors’ Remuneration Report continued Annual Report on Remuneration continued

Measure Definition Weighting Targets Relative Total Shareholder Return (TSR) IHG’s performance against a comparator group of global hotel companies against which TSR outcomes are measured: Accor S.A., Choice Hotels International Inc., H World Group Limited, Hilton Worldwide Holdings Inc., Hyatt Hotels Corporation, Indian Hotels Company Limited, Jin Jiang International Holdings Company Limited, Marriott International Inc., Melia Hotels International S.A., Minor International PCL, Scandic Hotels Group AB, Shangri-La Hotel Public Company Limited, Whitbread PLC and Wyndham Hotels & Resorts Inc. 20% Threshold: Median of comparator group Maximum: Upper quartile of comparator group Relative net system size growth IHG’s aggregated compound annual growth rate (CAGR) against our six largest competitors with more than 500,000 rooms: Marriott International Inc., Hilton Worldwide Holdings Inc., Accor S.A., Jin Jiang International Holdings Company Limited, Wyndham Hotels & Resorts Inc. and Choice Hotels International Inc. Targets will be set based on increased room count that is consistent with the relevant company’s business plan objectives and practice as at the start of the LTIP cycle. 25% Threshold: Fourth ranked competitor excluding IHG Maximum: First ranked competitor excluding IHG Absolute cash flow Cumulative annual cash generation over the three-year performance period. Absolute cash flow includes reported cash flow from operations and net cash from investing activities. 20% Threshold: $2.706bn Maximum: $4.163bn Carbon and people 1. Planet Adoption of Energy Conservation Measures (ECMs) in new-build and conversion re-use hotels. 2. Talent interventions Impact of our Journey to GM (J2GM) talent programme. 10% (5% each) 1. Threshold: 78% adoption of ECMs Maximum: 86% adoption of ECMs 2. Threshold: 30% of talent who took part in the J2GM programme commencing between 2024 and 2026 have been promoted by 31 December 2028 Maximum: 50% of talent who took part in the J2GM programme commencing between 2024 and 2026 have been promoted by 31 December 2028 Adjusted earnings per share (EPS) Absolute compound annual growth rate (CAGR). 25% Threshold: 6% per annum CAGR Maximum: 14% per annum CAGR Angie Risley Chair of the Remuneration Committee 11 February 2026 Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 161 Our statement of compliance summarises how the Group has applied the principles of the 2024 UK Corporate Governance Code (available at frc.org.uk/library/standards-codes-policy/corporate-governance/uk-corporate-governance-code/ under UK Corporate Governance Code), as published in January 2024 (the Code), and comments on compliance with the Code’s provisions. This should be read in conjunction with the Strategic Report on pages 4 to 114, and Governance, including the Directors’ Remuneration Report, on pages 138 to 161, as a whole. The Board considers that the Group has complied in all material respects with the Code’s provisions for the year ended 31 December 2025. 1. Board Leadership and Company Purpose A. The role of the Board The Board continues to lead the Group’s strategic direction and long- term objectives. Further responsibilities of the Board are set out on page 122. The Board met eight times during 2025 and all Directors continue to act in what they consider to be the best interests of the Company, consistent with their statutory duties. Further details of 2025 Board meetings, including information on matters discussed and decisions taken by the Board, are set out on pages 123 to 125; attendance information is on page 117; and skills and experience and biographical information is on pages 118 to 119. A description of IHG’s business model and the factors contributing to its resilience is set out on pages 24 to 29. An assessment of the principal risks facing the Group is included on pages 48 to 53. Potential conflicts of interest are reviewed annually, and powers of authorisation are exercised in accordance with the Companies Act and the Company’s Articles of Association. During the year, if any Director has unresolved concerns about the operation of the Board or the management of the Company, these would be recorded in the minutes of the meeting. B. The Company’s purpose, values and strategy Our purpose is to provide True Hospitality for Good. A description of our culture is set out on pages 56 to 59 and information on the Board’s assessment of how the culture has been embedded is included on page 116. A summary of the Board’s activities in relation to the Voice of the Employee is included on page 135. Information on the Group’s approach to rewarding its workforce, underpinned by its embedded performance culture, is contained on pages 145 to 147. C. Board decisions and outcomes References to the outcomes of Board decisions are included throughout this report. For example, information on the outcomes of, and change delivered by, the Board’s endorsement of a performance culture is included on pages 62 and 145. Details of the outcome of the decision to acquire the Ruby brand are set out on pages 13 and 33. The summary of decisions made by the Board on pages 124 and 125 also illustrates the outcomes of those decisions. D. Shareholders and stakeholders The Board engaged actively throughout 2025 with shareholders and other stakeholders. Information on the extensive consultation exercise with shareholders in respect of the Directors’ Remuneration Policy approved during the year is included on pages 139 and 142. Information on the Board’s consideration of and engagement with other stakeholders, including employees, suppliers, hotel owners and guests, is included on pages 124 to 126. E. Workforce policies and practices The Board has overarching responsibility for the Group’s workforce policies and practices and delegates day-to-day responsibility to the CEO and Chief Human Resources Officer to ensure that they are consistent with the Company’s values and support its long-term success. Employees are able to report matters of concern confidentially through our Confidential Disclosure Channel. The Board routinely reviews reports generated from the disclosures and ensures that arrangements are in place for investigation and follow-up action as appropriate. 2. Division of Responsibilities F. The Chair Deanna Oppenheimer leads the operation and governance of the Board and its Committees. Deanna commenced as Chair in September 2022 and was independent on appointment. G. Board composition The size and composition of the Board and its Committees are kept under review by the Nomination Committee to ensure the appropriate combination of Executive and Non-Executive Directors. Details of the composition of the Board and Committees are available on pages 118 and 119. At least half of the Board, excluding the Chair, are Independent Non- Executive Directors. Neither of the Executive Directors has a non-executive director role or other significant appointment. H. Non-Executives Non-Executive Director terms of appointment outline IHG’s time commitment expectations required to fulfil their role. The commitments of each Director are included in the Directors’ biographical details on pages 118 and 119. Details of Non-Executive Director appointment terms are set out on page 158. The time each Non-Executive Director dedicates to IHG, including consideration of other appointments, is reviewed annually as part of the performance review of Directors (see page 127). The Chair led the reviews in 2025 and was satisfied that the Non-Executive Directors’ other duties and time commitments do not conflict with those as Directors. Graham Allan, as the Senior Independent Non-Executive Director, provides a sounding board for the Chair and serves as an intermediary for the other Directors and shareholders. Graham also led the annual performance review of the Chair (see page 127). After each Board meeting, Non-Executive Directors and the Chair meet without Executive Directors being present. 162 IHG Annual Report and Form 20-F 2025 Statement of Compliance I. Policies, processes, information and resources The Chair and Company Secretary ensure that the Board and its Committees have the necessary policies and processes in place and that they receive timely, accurate and clear information. The Board and its Committees also have access to the Company Secretary, independent advice and other necessary resources, at the Company’s expense. They receive the administrative and logistical support of a full-time executive assistant. 3. Composition, Succession and Evaluation J. Appointments Appointments to the Board are led by the Nomination Committee in accordance with its Terms of Reference (available on our website at ihgplc.com/ investors under Corporate governance). The Nomination Committee also supports the Board in succession planning for the Board and senior management. Further details of the role of the Nomination Committee and what it did in 2025 are in the Nomination Committee Report on pages 136 to 137. The overall process of appointment and removal of Directors is overseen by the Board as a whole. All of the Directors retire and seek election or re-election at each AGM. K. Skills Details of the skills, experience and biographical information of the Board are set out on pages 118 and 119. The Chair and Company Secretary ensure that new Directors receive a full induction, and that all Directors have the requisite knowledge and familiarity with the Group to fulfil their role. The length of service of Non-Executive Directors is reviewed regularly. L. Annual performance review The Board undertakes either an internal or external annual Board performance review. In 2025, the Board undertook an internal performance review. Details of the process and results of the review are included on page 127. Performance reviews of Directors, including the Chair, are also carried out on an annual basis. Directors’ biographies are set out on pages 118 and 119, and details of performance reviews carried out in 2025 are on page 127. 4. Audit, Risk and Internal Control M. Audit functions The Audit Committee is comprised entirely of Independent Non-Executive Directors (see page 117 for membership details). Byron Grote, the Audit Committee’s Chair, has recent and relevant financial experience, and the Committee as a whole has competence relevant to the sector in which we operate. Details of the Committee’s role, responsibilities and activities are set out on pages 128 to 133. The Audit Committee reviewed the effectiveness of the Group’s Internal Audit function and also assessed PricewaterhouseCoopers LLP’s performance during 2025, including its independence and effectiveness. Details of these reviews are set out in the Audit Committee Report on pages 129 to 131. N. Assessment of the Company’s position and prospects The Statement of Directors’ Responsibilities (including the Board’s statement confirming that it considers that the Annual Report and Form 20-F, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Group’s position, performance, business model and strategy) is set out on page 165. The status of IHG as a going concern is set out in the Directors’ Report on page 263. An explanation of the Group’s performance, business model, strategy and the risks and uncertainties relating to IHG’s prospects, including the viability of the Group, is set out in the Strategic Report on pages 4 to 114. O. Risk management The Board determines the nature and extent of the principal risks the organisation is willing to take to achieve its strategic objectives. The Board completed an assessment of the principal and emerging risks facing the Group during the year, including those risks that would threaten the Group’s business model, future performance, solvency or liquidity and reputation (see pages 48 to 53 for further details of the principal risks). The Board and Audit Committee monitor the Group’s risk management and internal control framework and conduct an annual review of its effectiveness. Throughout the year, the Board has directly, and through delegated authority to the Executive Committee and the Audit Committee, overseen and reviewed the operation of the Group’s risk management and internal control framework, including the material controls across financial, operational, reporting and compliance areas. See pages 46 to 53 and 128 to 133. In making this assessment, the Board recognises that risk and control remain dynamic and that any framework of internal control has inherent limitations. 5. Remuneration P. Remuneration policies and practices The Remuneration Committee is responsible for developing policy on executive remuneration and determining remuneration packages of Directors and senior management. The Directors’ Remuneration Report is set out on pages 138 to 161. Details of the Remuneration Committee’s focus areas during 2025 are set out on page 158, and its membership details are on pages 118 and 119. A summary of the Company’s malus and clawback provisions is included on page 154. Q. Procedure for developing policy on executive remuneration Details of how the Directors’ Remuneration Policy (DR Policy) was implemented in 2025 are set out on pages 142 to 144. The DR Policy was reviewed and put to vote during 2025. Details of how it was developed and the related shareholder consultation are set out on page 142. During 2025, no individual Director was involved in deciding his or her own remuneration outcome. R. Independent judgement and discretion The Remuneration Committee has formal discretions in place in relation to outcomes under the Deferred Award Plan rules, and these are disclosed as part of the DR Policy. When determining outcomes under incentive plans, the Committee considers whether it is appropriate to adjust outcomes under these discretions, taking account of the Group’s performance, relative performance against competitors and other relevant factors. Information on the Remuneration Committee’s consideration of the use of discretion during 2025 is set out on pages 148 to 161. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 163 164 IHG Annual Report and Form 20-F 2025 In this section Statement of Directors’ Responsibilities 165 Independent Auditor’s UK Report 166 Independent Auditor’s US Report 174 Group Financial Statements 176 Group income statement 176 Group statement of comprehensive income 177 Group statement of changes in equity 178 Group statement of financial position 181 Group statement of cash flows 182 Accounting policies 183 Notes to the Group Financial Statements 195Holiday Inn Resort Kandooma, Maldives.

Financial Statements and accounting records The Directors are required to prepare the Annual Report and Form 20-F and the Financial Statements for the Company and the Group at the end of each financial year in accordance with applicable law and regulations. Under company law, directors must not approve the Financial Statements unless they are satisfied that they give a true and fair view of the state of affairs of the Company and the Group and the profit or loss of the Group for that period. The Directors have prepared the Consolidated Financial Statements in accordance with UK-adopted international accounting standards and IFRS Accounting Standards as issued by the International Accounting Standards Board. The Company Financial Statements have been prepared in accordance with UK accounting standards, comprising Financial Reporting Standard 101 ‘Reduced Disclosure Framework’ (‘FRS 101’), and applicable law. In preparing these Financial Statements, IHG Directors are required to: – select suitable accounting policies and apply them consistently; – make judgements and accounting estimates that are reasonable; – state whether the Consolidated Financial Statements have been prepared in accordance with UK-adopted international accounting standards; – state for the Company Financial Statements whether applicable UK accounting standards, comprising FRS 101, have been followed; and – prepare the Financial Statements on the going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business. The Directors have responsibility for ensuring that the Company and the Group keep adequate accounting records sufficient to show and explain the Company’s and the Group’s transactions, and which disclose with reasonable accuracy the financial position of the Company and the Group to enable them to ensure that the Financial Statements and the Directors’ Remuneration Report comply with the Companies Act 2006. The Directors are also responsible for the system of internal control, for safeguarding the assets of the Company and the Group, and taking reasonable steps to prevent and detect fraud and other irregularities. Disclosure Guidance and Transparency Rules The Board confirms that to the best of its knowledge: – The Consolidated Financial Statements have been prepared in accordance with UK-adopted international accounting standards, and IFRS Accounting Standards as issued by the International Accounting Standards Board, and give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group taken as a whole; – The Company Financial Statements have been prepared in accordance with UK accounting standards, comprising FRS 101, and give a true and fair view of the assets, liabilities and financial position of the Company; and – The Annual Report, including the Strategic Report, includes a fair review of the development and performance of the business and the position of the Company and the Group taken as a whole, together with a description of the principal risks and uncertainties that it faces. UK Corporate Governance Code Having taken advice from the Audit Committee, the Board considers that this Annual Report and Form 20-F, taken as a whole, is fair, balanced and understandable and that it provides the information necessary for shareholders to assess the Company’s and the Group’s position and performance, business model and strategy. Disclosure of information to Auditor The Directors who held office as at the date of approval of this report confirm that they have taken steps to make themselves aware of relevant audit information (as defined by Section 418(3) of the Companies Act 2006). None of the Directors are aware of any relevant audit information that has not been disclosed to the Company’s and Group’s Auditor. Management’s report on internal control over financial reporting Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group, as defined in Rule 13a–15(f) and 15d–15(f) under the Securities Exchange Act of 1934 as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRSs. The Group’s internal control over financial reporting includes policies and procedures that: – pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the Group’s transactions and dispositions of assets; – are designed to provide reasonable assurance that transactions are recorded as necessary to permit the preparation of the Consolidated Financial Statements in accordance with UK-adopted international accounting standards and International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditure are being made only in accordance with authorisation of management and the Directors of the Company; and – provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the Group’s assets that could have a material effect on the Consolidated Financial Statements. Any internal control framework has inherent limitations and internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Management has undertaken an assessment of the effectiveness of the Group’s internal control over financial reporting at 31 December 2025 based on criteria established in the Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). Based on this assessment, management has concluded that as at 31 December 2025, the Group’s internal control over financial reporting was effective. During the period covered by this document, there were no changes in the Group’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect the effectiveness of the internal controls over financial reporting. The Group’s internal control over financial reporting at 31 December 2025, together with the Group’s Consolidated Financial Statements, were audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. Their auditor’s report can be found on page 174. For and on behalf of the Board Elie Maalouf Chief Executive Officer 16 February 2026 Michael Glover Chief Financial Officer 16 February 2026 Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 165 Statement of Directors’ Responsibilities Independent auditors’ report to the members of InterContinental Hotels Group PLC Report on the audit of the Financial Statements Opinion In our opinion: – InterContinental Hotels Group PLC’s Group Financial Statements and Parent Company Financial Statements (the “Financial Statements”) give a true and fair view of the state of the Group’s and of the Parent Company’s affairs as at 31 December 2025 and of the Group’s profit and the Group’s cash flows for the year then ended; – the Group Financial Statements have been properly prepared in accordance with UK-adopted international accounting standards as applied in accordance with the provisions of the Companies Act 2006; – the Parent Company Financial Statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards, including FRS 101 “Reduced Disclosure Framework”, and applicable law); and – the Financial Statements have been prepared in accordance with the requirements of the Companies Act 2006. We have audited the Financial Statements, included within the Annual Report and Form 20-F (the “Annual Report”), which comprise: – the Group statement of financial position as at 31 December 2025; – the Parent Company statement of financial position as at 31 December 2025; – the Group income statement for the year then ended; – the Group statement of comprehensive income for the year then ended; – the Group statement of changes in equity for the year then ended; – the Group statement of cash flows for the year then ended; – the Parent Company statement of changes in equity for the year then ended; – the accounting policies; and – the notes to the Financial Statements. The Schedule 1: Condensed Parent Company financial information which is included on pages 288 to 291 of the Annual Report, within additional information, does not form part of the Financial Statements. Accordingly, it is not within the scope of this opinion. Our opinion is consistent with our reporting to the Audit Committee. Separate opinion in relation to IFRS Accounting Standards as issued by the IASB As explained in the accounting policies to the Financial Statements, the Group, in addition to applying UK-adopted international accounting standards, has also applied IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB). In our opinion, the Group Financial Statements have been properly prepared in accordance with IFRS Accounting Standards as issued by the IASB. Basis for opinion We conducted our audit in accordance with International Standards on Auditing (UK) (“ISAs (UK)”) and applicable law. Our responsibilities under ISAs (UK) are further described in the Auditors’ responsibilities for the audit of the Financial Statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Independence We remained independent of the Group in accordance with the ethical requirements that are relevant to our audit of the Financial Statements in the UK, which includes the FRC’s Ethical Standard, as applicable to listed public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements. To the best of our knowledge and belief, we declare that non-audit services prohibited by the FRC’s Ethical Standard were not provided. Other than those disclosed in note 5 to the Group Financial Statements, we have provided no non-audit services to the Parent Company or its controlled undertakings in the period under audit. Our audit approach Overview Audit scope – Component audit teams were engaged to perform a full scope audit in the US and specified procedures over transactions processed at the Group’s Global Financial Services Centre in India, including certain transactions of the Parent Company. The Group audit team carried out audit procedures over the consolidation and balances that were material due to risk or size and transactions processed centrally. The territories where we conducted audit procedures, together with work performed at corporate functions and at the Group level, accounted for approximately: 86% of the Group’s revenue; 82% of the Group’s statutory profit before tax; and 74% of the Group’s profit before tax adjusted for exceptional items and the System Fund result. The Group audit team performed additional substantive procedures over balances and transactions of the Parent Company. Key audit matters – Breakage assumption used to estimate IHG One Rewards loyalty programme deferred revenue (Group) – Allocation of expenses to the System Fund (Group) – Recognition of the UK deferred tax asset (Parent Company) Materiality – Overall Group materiality: $54.7 million (2024: $46.0 million) based on approximately 5% of profit before tax adjusted for exceptional items and the System Fund result. – Overall Parent Company materiality: £25.9 million (2024: £19.7 million) based on approximately 1% of net assets. – Performance materiality: $41.0 million (2024: $34.5 million) (Group) and £19.4 million (2024: £14.7 million) (Parent Company). The scope of our audit As part of designing our audit, we determined materiality and assessed the risks of material misstatement in the Financial Statements. 166 IHG Annual Report and Form 20-F 2025 Independent Auditors’ UK Report Key audit matters Key audit matters are those matters that, in the auditors’ professional judgement, were of most significance in the audit of the Financial Statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) identified by the auditors, including those which had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team. These matters, and any comments we make on the results of our procedures thereon, were addressed in the context of our audit of the Financial Statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. This is not a complete list of all risks identified by our audit. The key audit matters below are consistent with last year. Breakage assumption used to estimate IHG One Rewards loyalty programme deferred revenue (Group) At 31 December 2025, the deferred revenue balance relating to the IHG One Rewards loyalty programme was $1,727m (2024: $1,653m). The loyalty programme, IHG One Rewards, enables members to earn points during each qualifying stay at an IHG branded hotel and through other partnerships and programmes. Members are able to consume those points at a later date for free or reduced accommodation or other benefits. The Group recognises deferred revenue in an amount that reflects the Group’s unsatisfied performance obligations, valued at the stand-alone selling price of the future benefit to the member. The amount of revenue recognised and deferred is impacted by the estimate of breakage (points that will never be consumed). On an annual basis, the Group engages an external actuary who uses statistical formulae to assist in the estimate of breakage. If future member behaviour deviates significantly from expectations, breakage estimates could increase or decrease. There is significant management judgement and estimation uncertainty in projecting members' future consumption activity, and small changes in breakage assumptions can materially impact deferred revenue and revenue recognition. There is a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating management’s breakage assumption, which requires the use of professionals with specialised skill and knowledge. Refer to the estimates section of the accounting policies and to note 3 to the Group Financial Statements for management’s disclosures. We evaluated and tested the design and operating effectiveness of key controls in place over management’s determination of the breakage assumption. We tested the completeness and accuracy of a sample of data used by management’s external actuary in deriving the breakage assumption. We assessed the competence and objectivity of management’s actuary. We deployed our own actuarial experts to develop an independent estimate of a reasonably possible range for deferred revenue based on independently determined breakage assumptions, and compared the deferred revenue balance with our independently calculated range. We assessed the appropriateness of the related disclosures, including sensitivity analysis, in the estimates section of the accounting policies and in note 3 to the Group Financial Statements. Based on the procedures performed, we noted no material issues arising from our work. Key audit matter How our audit addressed the key audit matter Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 167 Allocation of expenses to the System Fund (Group) For the year ended 31 December 2025, the Group recorded expenses of $1,763m (2024: $1,694m). The Group operates a System Fund (the ‘Fund’) to collect and administer cash assessments from hotel owners for specified purposes of use including marketing, reservations, certain hotel services and IHG One Rewards. The Fund is not managed to generate a surplus or deficit for IHG over the longer term, but is managed for the benefit of the IHG System with the objective of driving revenues for the hotels in the System. Services are provided by the Fund and are funded by assessment fees. Costs are incurred and allocated to the Fund in accordance with the principles agreed with the IHG Owners Association and ensuring appropriate consistency of application. There is significant judgement by management when developing the Group’s internal policies in order to apply the principles agreed with the IHG Owners Association to expenses incurred and a high degree of auditor judgement, subjectivity and effort in performing procedures and assessing the consistency of management’s allocation of expenses to the System Fund in line with the agreed principles. The System Fund result (incorporating System Fund expenses) is one of the items excluded from statutory operating profit to determine operating profit from reportable segments. These allocation policies therefore impact a key reporting metric used by the Group. Refer to the accounting policies and to note 31 to the Group Financial Statements for management’s disclosures. We evaluated and tested the design and operating effectiveness of key controls relating to allocation of expenses to the System Fund. We understood and assessed the internal policies that the Group has put in place in order to consistently apply the principles agreed with the IHG Owners Association to expenses incurred. We tested a sample of expenses that had been allocated to the System Fund to assess whether they were in compliance with the Group’s internal policies and consistent with historical practice. We evaluated the reasonableness of a sample of journal entries transferring expenses to the System Fund. Based on the procedures performed, we noted no material issues arising from our work. Recognition of the UK deferred tax asset (Parent Company) At 31 December 2025, the Parent Company, which is part of the UK tax group, recognised a deferred tax asset of £44m (2024: £44m). The asset largely represents brought forward revenue tax losses. Judgement is used when assessing the extent to which deferred tax assets, particularly in respect of tax losses, should be recognised. Deferred tax assets are only recognised to the extent that it is regarded as probable that there will be sufficient and suitable taxable profits or deferred tax liabilities in the relevant legal entity or tax group against which such assets can be utilised in the future. Tax assumptions are overlaid to profit forecasts to estimate the future taxable profits. The losses do not expire, although they can only be offset against 50% of annual UK taxable profits. Refer to note 8 to the Group Financial Statements and note 5 to the Parent Company Financial Statements for management’s disclosures. We evaluated and tested the design and operating effectiveness of key controls in place over the recognition of deferred tax assets and over the Group’s forecasting process. Where recognition is supported by the availability of sufficient probable taxable profits in future periods against which brought forward tax losses can be utilised, we evaluated the appropriateness of the assumptions reflected in the UK forecasts, including assessing the reasonableness of growth projections compared to historical experience and third-party industry data. We also deployed tax specialists to assess the appropriateness of tax overlay adjustments applied to the forecasts by reference to applicable UK tax legislation and to assess whether the UK deferred tax asset met the recognition criteria of IAS 12. We assessed the consistency of the forecasts used to justify the recognition of deferred tax assets to those used elsewhere in the business, including for the going concern assessment and longer term viability statement. We assessed the appropriateness of the related disclosures in note 5 to the Parent Company Financial Statements. Based on the procedures performed, we noted no material issues arising from our work. Key audit matter How our audit addressed the key audit matter 168 IHG Annual Report and Form 20-F 2025 Independent Auditors’ UK Report continued

How we tailored the audit scope We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the Financial Statements as a whole, taking into account the structure of the Group and the Parent Company, the accounting processes and controls, and the industry in which they operate. The Group Financial Statements are a consolidation of over 450 reporting units. The Group operates a Global Financial Services Centre (“GFS”) in India which processes transactions for the majority of the Group’s reporting units. We identified one aggregation of components in the US which required a full scope audit due to its risk and size and because this aggregated component holds the IHG One Rewards loyalty programme and System Fund. We engaged a component audit team in the US to carry out this audit. We also instructed our US component team to undertake specified procedures over certain balances and transactions in certain other US reporting units. We engaged a second component audit team in India to undertake testing of transactions processed by the GFS encompassing all reporting units within GFS’s scope, including the Parent Company. Where work was performed by component auditors, we determined the appropriate level of direction and supervision we needed to have over that audit work to ensure that we could conclude that sufficient appropriate audit evidence had been obtained for the Group Financial Statements as a whole. In addition to instructing and reviewing the reporting from our component audit teams, we conducted file reviews, reperformed a sample of certain tests carried out by one of our component audit teams and participated in key meetings with local management. We made site visits to the US and India to meet with our component teams and local management in person and we supplemented these site visits with regular dialogue with component teams throughout the year. The Group consolidation, Financial Statement disclosures and certain balances and transactions processed centrally by management in the UK, including certain Parent Company balances and transactions that were included in Group audit scope, were audited by the Group audit team. Taken together, the audit procedures carried out by the Group and component audit teams provided coverage of approximately 86% of the Group’s revenue, 82% of the Group’s statutory profit before tax and 74% of the Group’s profit before tax adjusted for exceptional items and the System Fund. This provided the evidence we needed for our opinion on the Group Financial Statements taken as a whole. This was before considering the contribution to our audit evidence from performing audit work at the Group level, including disaggregated analytical review procedures, which covered certain of the Group’s smaller and lower risk components that were not directly included in our Group audit scope. Our audit of the Parent Company Financial Statements was undertaken by the Group audit team and included additional substantive procedures over balances and transactions. The impact of climate risk on our audit Management considers that there are no climate-related estimates or assumptions that have a material impact on the Financial Statements. We assessed that the key areas in the Financial Statements which are more likely to be materially impacted by climate change are areas which involve forecasting future cash flows, such as impairment of certain assets, the carrying amount of certain assets held at fair value and recognition of deferred tax assets. We tailored our audit approach to respond to the audit risks identified in these areas. In particular, we: – Evaluated whether the impact of both physical and transition risks arising due to climate risk had been appropriately reflected by management in the estimates of the recoverable amount of the Group’s non-financial assets and carrying amount of non-financial assets held at fair value, including the discounted cash flows prepared by management for impairment assessment purposes; – Evaluated whether the impact of climate risk had been appropriately reflected in management’s analysis of the recoverability of the Group’s deferred tax; and – Considered the consistency of the disclosures in relation to climate change (including the disclosures in the Task Force on Climate-related Financial Disclosures section) in the Annual Report with the Financial Statements and with our knowledge obtained from our audit. Our procedures did not identify any material impact in the context of our audit of the Financial Statements as a whole or on our key audit matters for the year ended 31 December 2025. Materiality The scope of our audit was influenced by our application of materiality. We set certain quantitative thresholds for materiality. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures on the individual Financial Statement line items and disclosures and in evaluating the effect of misstatements, both individually and in aggregate on the Financial Statements as a whole. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 169 Based on our professional judgement, we determined materiality for the Financial Statements as a whole as follows: Financial statements – Group Financial statements – Parent Company Overall materiality $54.7 million (2024: $46.0 million). £25.9 million (2024: £19.7 million). How we determined it Approximately 5% of profit before tax adjusted for exceptional items and the System Fund result. Approximately 1% of net assets. Rationale for benchmark applied The Group’s principal measure of performance is operating profit from reportable segments, which excludes exceptional items and the System Fund result, in order to present results from operating activities on a consistent basis and to exclude the impact of the System Fund, which is not managed to generate a surplus or deficit for the Group over the longer term. We took this measure into account in determining our materiality as it is the metric against which the performance of the Group is most commonly assessed by management and reported to shareholders. From operating profit from reportable segments, we deducted net financial expenses, foreign exchange gains, remeasurement of contingent purchase consideration, and System Fund interest to arrive at adjusted profit before tax. InterContinental Hotels Group PLC is the ultimate Parent Company which holds the Group’s investments and some of the Group's bonds. The strength of the balance sheet is the key measure of financial health that is important to shareholders since the primary concern for the Parent Company is the payment of dividends. We therefore considered net assets to be an appropriate benchmark. For each component in the scope of our Group audit, we allocated a materiality that is less than our overall Group materiality. The range of materiality allocated across components was $13.7 million to $51.9 million. We use performance materiality to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds overall materiality. Specifically, we use performance materiality in determining the scope of our audit and the nature and extent of our testing of account balances, classes of transactions and disclosures, for example in determining sample sizes. Our performance materiality was approximately 75% (2024: 75%) of overall materiality, amounting to $41.0 million (2024: $34.5 million) for the Group Financial Statements and £19.4 million (2024: £14.7 million) for the Parent Company Financial Statements. In determining the performance materiality, we considered a number of factors – the history of misstatements, risk assessment and aggregation risk and the effectiveness of controls – and concluded that an amount at the upper end of our normal range was appropriate. We agreed with the Audit Committee that we would report to them misstatements identified during our audit above $2.7 million (Group audit) (2024: $2.4 million) and £1.2 million (Parent Company audit) (2024: £0.9 million) as well as misstatements below those amounts that, in our view, warranted reporting for qualitative reasons. Conclusions relating to going concern Our evaluation of the directors’ assessment of the Group’s and the Parent Company’s ability to continue to adopt the going concern basis of accounting included: – Evaluation and testing of key controls over the Group’s forecasting process and the assessment of going concern; – Evaluation of management’s Base Case, Severe Downside Case and Combined scenario and reverse stress testing calculations, understanding and evaluating the key assumptions, including assumptions related to RevPAR growth; – Validation that the cash flow forecasts used to support management’s impairment, deferred tax asset recoverability, going concern and viability assessments were consistent and in line with the Group’s Board approved plan; – Assessment of the historical accuracy and reasonableness of management’s forecasting; – Identification of RevPAR as the key assumption inherent in management’s cash flow forecasts and validation of this assumption to industry sources; – Consideration of the Group’s available financing and debt maturity profile; – Testing of the mathematical integrity of management’s models and liquidity headroom, sensitivity and reverse stress testing calculations; – Assessment of the reasonableness of management’s planned or potential mitigating actions; and – Review of the related disclosures in the Annual Report. Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the Group’s and the Parent Company’s ability to continue as a going concern for a period of at least twelve months from when the Financial Statements are authorised for issue. 170 IHG Annual Report and Form 20-F 2025 Independent Auditors’ UK Report continued In auditing the Financial Statements, we have concluded that the directors’ use of the going concern basis of accounting in the preparation of the Financial Statements is appropriate. However, because not all future events or conditions can be predicted, this conclusion is not a guarantee as to the Group’s and the Parent Company’s ability to continue as a going concern. In relation to the directors’ reporting on how they have applied the UK Corporate Governance Code, we have nothing material to add or draw attention to in relation to the directors’ statement in the Financial Statements about whether the directors considered it appropriate to adopt the going concern basis of accounting. Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report. Reporting on other information The other information comprises all of the information in the Annual Report other than the Financial Statements and our auditors’ report thereon. The directors are responsible for the other information. Our opinion on the Financial Statements does not cover the other information and, accordingly, we do not express an audit opinion or, except to the extent otherwise explicitly stated in this report, any form of assurance thereon. In connection with our audit of the Financial Statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the Financial Statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If we identify an apparent material inconsistency or material misstatement, we are required to perform procedures to conclude whether there is a material misstatement of the Financial Statements or a material misstatement of the other information. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report based on these responsibilities. With respect to the Strategic report and Directors’ Report, we also considered whether the disclosures required by the UK Companies Act 2006 have been included. Based on our work undertaken in the course of the audit, the Companies Act 2006 requires us also to report certain opinions and matters as described below. Strategic report and Directors' Report In our opinion, based on the work undertaken in the course of the audit, the information given in the Strategic report and Directors’ Report for the year ended 31 December 2025 is consistent with the Financial Statements and has been prepared in accordance with applicable legal requirements. In light of the knowledge and understanding of the Group and Parent Company and their environment obtained in the course of the audit, we did not identify any material misstatements in the Strategic report and Directors’ Report. Directors’ Remuneration In our opinion, the part of the Directors’ Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006. Corporate governance statement The Listing Rules require us to review the directors’ statements in relation to going concern, longer-term viability and that part of the corporate governance statement relating to the Parent Company’s compliance with the provisions of the UK Corporate Governance Code specified for our review. Our additional responsibilities with respect to the corporate governance statement as other information are described in the Reporting on other information section of this report. Based on the work undertaken as part of our audit, we have concluded that each of the following elements of the corporate governance statement, included within the Statement of Compliance is materially consistent with the Financial Statements and our knowledge obtained during the audit, and we have nothing material to add or draw attention to in relation to: – The directors’ confirmation that they have carried out a robust assessment of the emerging and principal risks; – The disclosures in the Annual Report that describe those principal risks, what procedures are in place to identify emerging risks and an explanation of how these are being managed or mitigated; – The directors’ statement in the Financial Statements about whether they considered it appropriate to adopt the going concern basis of accounting in preparing them, and their identification of any material uncertainties to the Group’s and Parent Company’s ability to continue to do so over a period of at least twelve months from the date of approval of the Financial Statements; – The directors’ explanation as to their assessment of the Group’s and Parent Company’s prospects, the period this assessment covers and why the period is appropriate; and – The directors’ statement as to whether they have a reasonable expectation that the Parent Company will be able to continue in operation and meet its liabilities as they fall due over the period of its assessment, including any related disclosures drawing attention to any necessary qualifications or assumptions. Our review of the directors’ statement regarding the longer-term viability of the Group and Parent Company was substantially less in scope than an audit and only consisted of making inquiries and considering the directors’ process supporting their statement; checking that the statement is in alignment with the relevant provisions of the UK Corporate Governance Code; and considering whether the statement is consistent with the Financial Statements and our knowledge and understanding of the Group and Parent Company and their environment obtained in the course of the audit. In addition, based on the work undertaken as part of our audit, we have concluded that each of the following elements of the corporate governance statement is materially consistent with the Financial Statements and our knowledge obtained during the audit: Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 171 – The directors’ statement that they consider the Annual Report, taken as a whole, is fair, balanced and understandable, and provides the information necessary for the members to assess the Group’s and Parent Company’s position, performance, business model and strategy; – The section of the Annual Report that describes the review of effectiveness of risk management and internal control systems; and – The section of the Annual Report describing the work of the Audit Committee. We have nothing to report in respect of our responsibility to report when the directors’ statement relating to the Parent Company’s compliance with the Code does not properly disclose a departure from a relevant provision of the Code specified under the Listing Rules for review by the auditors. Responsibilities for the Financial Statements and the audit Responsibilities of the directors for the Financial Statements As explained more fully in the Statement of Directors’ Responsibilities, the directors are responsible for the preparation of the Financial Statements in accordance with the applicable framework and for being satisfied that they give a true and fair view. The directors are also responsible for such internal control as they determine is necessary to enable the preparation of Financial Statements that are free from material misstatement, whether due to fraud or error. In preparing the Financial Statements, the directors are responsible for assessing the Group’s and the Parent Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or the Parent Company or to cease operations, or have no realistic alternative but to do so. Auditors’ responsibilities for the audit of the Financial Statements Our objectives are to obtain reasonable assurance about whether the Financial Statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Financial Statements. Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud, is detailed below. Based on our understanding of the Group and industry, we identified that the principal risk of non-compliance with laws and regulations related to the failure to comply with employment laws and regulations, and we considered the extent to which non-compliance might have a material effect on the Financial Statements. We also considered those laws and regulations that have a direct impact on the Financial Statements such as the Listing Rules, UK and overseas tax legislation and the Companies Act 2006. We evaluated management’s incentives and opportunities for fraudulent manipulation of the Financial Statements (including the risk of override of controls), and determined that the principal risks were related to posting inappropriate journal entries and management bias in allocating expenses to the System Fund and in accounting for key estimates. The Group engagement team shared this risk assessment with the component auditors so that they could include appropriate audit procedures in response to such risks in their work. Audit procedures performed by the Group engagement team and/or component auditors included: – Enquiries of management, internal audit and the Group’s legal counsel, including considerations of known or suspected instances of non-compliance with laws and regulations and fraud and the results of management’s investigation of such matters; – Review of correspondence received, if any, from regulators and consideration of the impact on our audit and the disclosures made in the Financial Statements; – Evaluation and testing of the effectiveness of management’s controls designed to prevent and detect irregularities; – Assessment of matters reported on the Group’s whistleblowing helpline and the results of management’s investigation of such matters; – Identification and testing of significant manual journal entries, in particular journal entries which resulted in an increase to revenue from fee business or from owned & leased hotels through unusual account combinations and journal entries which resulted in a reduction to the System Fund result; and – Challenging assumptions and judgements made by management in making certain accounting estimates, including deferred revenue related to the loyalty programme and expected credit losses on trade receivables. There are inherent limitations in the audit procedures described above. We are less likely to become aware of instances of non-compliance with laws and regulations that are not closely related to events and transactions reflected in the Financial Statements. Also, the risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations, or through collusion. 172 IHG Annual Report and Form 20-F 2025 Independent Auditors’ UK Report continued

Our audit testing might include testing complete populations of certain transactions and balances, possibly using data auditing techniques. However, it typically involves selecting a limited number of items for testing, rather than testing complete populations. We will often seek to target particular items for testing based on their size or risk characteristics. In other cases, we will use audit sampling to enable us to draw a conclusion about the population from which the sample is selected. A further description of our responsibilities for the audit of the Financial Statements is located on the FRC’s website at: www.frc.org.uk/ auditorsresponsibilities. This description forms part of our auditors’ report. Use of this report This report, including the opinions, has been prepared for and only for the Parent Company’s members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing. Other required reporting Companies Act 2006 exception reporting Under the Companies Act 2006 we are required to report to you if, in our opinion: – we have not obtained all the information and explanations we require for our audit; or – adequate accounting records have not been kept by the Parent Company, or returns adequate for our audit have not been received from branches not visited by us; or – certain disclosures of directors’ remuneration specified by law are not made; or – the Parent Company Financial Statements and the part of the Directors’ Remuneration Report to be audited are not in agreement with the accounting records and returns. We have no exceptions to report arising from this responsibility. Appointment We were first appointed by the Parent Company for the financial year ended 31 December 2021. Our uninterrupted engagement covers five financial years. Other matter The Company is required by the Financial Conduct Authority Disclosure Guidance and Transparency Rules to include these Financial Statements in an annual financial report prepared under the structured digital format required by DTR 4.1.15R – 4.1.18R and filed on the National Storage Mechanism of the Financial Conduct Authority. This auditors’ report provides no assurance over whether the structured digital format annual financial report has been prepared in accordance with those requirements. Andrew Hammond (Senior Statutory Auditor) for and on behalf of PricewaterhouseCoopers LLP Chartered Accountants and Statutory Auditors Birmingham 16 February 2026 Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 173 Report of Independent Registered Public Accounting Firm To the Board of Directors and Shareholders of InterContinental Hotels Group PLC Opinions on the Financial Statements and Internal Control over Financial Reporting We have audited the accompanying Group statements of financial position of InterContinental Hotels Group PLC and its subsidiaries (the “Group”) as of 31 December 2025 and 2024, and the related Group income statements and Group statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2025, including the accounting policies, the related notes and Schedule 1: condensed parent company financial information, as of 31 December 2025 and 2024 and for each of the three years in the period ended 31 December 2025, appearing on pages 288 to 291 (collectively referred to as the “Financial Statements”). We also have audited the Group’s internal control over financial reporting as of 31 December 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Financial Statements referred to above present fairly, in all material respects, the financial position of the Group as of 31 December 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board and UK-adopted International Accounting Standards. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO. Basis for Opinions The Group's management is responsible for these Financial Statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s report on internal control over financial reporting on page 165. Our responsibility is to express opinions on the Financial Statements and on the Group's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the Financial Statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the Financial Statements included performing procedures to assess the risks of material misstatement of the Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions. Definition and Limitations of Internal Control over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Critical Audit Matters The critical audit matters communicated below are matters arising from the current period audit of the Financial Statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the Financial Statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the Financial Statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate. 174 IHG Annual Report and Form 20-F 2025 Independent Auditor’s US Report Breakage assumption used to estimate IHG One Rewards loyalty programme deferred revenue As described in the Estimates section of the Accounting policies and in Note 3 to the Financial Statements, deferred revenue relating to the IHG One Rewards loyalty programme was $1,727m as of 31 December 2025. The loyalty programme, IHG One Rewards, enables members to earn points during each qualifying stay at an IHG branded hotel and through other partnerships and programmes. Members are able to consume those points at a later date for free or reduced accommodation or other benefits. The Group recognises deferred revenue in an amount that reflects the Group’s unsatisfied performance obligations, valued at the stand-alone selling price of the future benefit to the member. The amount of revenue recognised and deferred is impacted by the estimate of breakage (points that will never be consumed). On an annual basis, the Group engages an external actuary who uses statistical formulae to assist in the estimate of breakage. If future member behaviour deviates significantly from expectations, breakage estimates could increase or decrease. The principal considerations for our determination that performing procedures relating to the breakage assumption used to estimate IHG One Rewards loyalty programme deferred revenue is a critical audit matter are (i) the significant judgement and estimation by management when projecting members’ future consumption activity; (ii) a high degree of auditor judgement, subjectivity and effort in performing procedures and evaluating management’s breakage assumption; and (iii) the audit effort involved the use of professionals with specialised skill and knowledge. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the Financial Statements. These procedures included testing the effectiveness of controls relating to management’s determination of the breakage assumption. These procedures also included, among others, (i) testing the completeness and accuracy of the data used by management’s specialist in deriving the breakage assumption; (ii) assessing the competence and objectivity of management’s specialist; (iii) involving professionals with specialised skill and knowledge to assist in evaluating the reasonableness of management’s estimate by developing an independent estimate of a reasonably possible range for deferred revenue based on independently determined breakage assumptions; (iv) comparing the deferred revenue balance with our independently calculated range; and (v) assessing the appropriateness of the related disclosures including sensitivity analysis in the Financial Statements. Allocation of expenses to the System Fund As described in the System Fund and other co-brand revenues section of the Accounting policies and Note 31 to the Financial Statements, System Fund expenses were $1,763m, as of 31 December 2025. The Group operates a System Fund (the ‘Fund’) to collect and administer cash assessments from hotel owners for specified purposes of use including marketing, reservations, certain hotel services and IHG One Rewards. The Fund is not managed to generate a surplus or deficit for IHG over the longer term, but is managed for the benefit of the IHG System with the objective of driving revenues for the hotels in the System. Services are provided by the Fund and are funded by assessment fees. Costs are incurred and allocated to the Fund in accordance with the principles agreed with the IHG Owners Association and ensuring appropriate consistency of application. The principal considerations for our determination that performing procedures relating to accounting for System Fund expenses is a critical audit matter are (i) the significant judgment by management when developing the Group’s internal policies in order to apply the principles agreed with the IHG Owners Association to expenses incurred; and (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and assessing the consistency of management’s allocation of expenses to the System Fund in line with the agreed principles. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the Financial Statements. These procedures included testing the effectiveness of controls relating to the allocation of expenses to the System Fund. These procedures also included, among others, (i) understanding and assessing the internal policies that the Group has put in place in order to consistently apply the principles agreed with the IHG Owners Association to expenses incurred; (ii) testing a sample of expenses that had been allocated to the System Fund to assess whether they were in compliance with the Group’s internal policies and consistent with historical practice; and (iii) evaluating the reasonableness of a sample of journal entries transferring expenses to the System Fund. /s/PricewaterhouseCoopers LLP Birmingham, United Kingdom 16 February 2026 We have served as the Company’s auditor since 2021. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 175 Revenue from owned & leased hotels 3 544 515 471 Revenue from insurance activities 3, 20 27 23 21 System Fund and reimbursable revenues 31 2,721 2,611 2,460 Total revenue 2 5,189 4,923 4,624 Cost of sales (764) (745) (742) System Fund and reimbursable expenses 31 (2,767) (2,694) (2,441) Administrative expenses (354) (359) (338) Insurance expenses 20 (36) (29) (23) Share of profits of associates and joint ventures 6 10 31 Other operating income 14 10 21 Depreciation and amortisation 2 (67) (65) (67) Impairment (loss)/reversal on financial assets (21) (10) 1 Other net impairment charges (2) – – Operating profit 2 1,198 1,041 1,066 Operating profit analysed as: Operating profit before System Fund, reimbursables and exceptional items 1,265 1,124 1,019 System Fund and reimbursable result (46) (83) 19 Operating exceptional items 6 (21) – 28 1,198 1,041 1,066 Financial income 7 49 63 39 Financial expenses 7 (202) (178) (126) Foreign exchange gains/(losses) 37 (25) 35 Remeasurement of contingent purchase consideration (8) (4) (4) Profit before tax 1,074 897 1,010 Tax 8 (315) (269) (260) Profit for the year 759 628 750 Attributable to: Equity holders of the parent 758 628 750 Non-controlling interest 1 – – 759 628 750 Earnings per ordinary share 10 Basic 490.9¢ 389.6¢ 443.8¢ Diluted 486.5¢ 385.3¢ 441.2¢ 2025 2024a 2023a For the year ended 31 December 2025 Note $m $m $m Revenue from fee business 3 1,897 1,774 1,672 a. In 2025, foreign exchange gains/(losses) have been presented on a separate line. The 2024 and 2023 amounts were previously presented within ‘Financial expenses’. + Accounting policies and notes on pages 183 to 240 form an integral part of these Group Financial Statements. 176 IHG Annual Report and Form 20-F 2025 Group income statement

Strategic Report | Governance | Group Financial Statements | Parent Company Financial Statements | Additional Information | Annual Report and Form 20-F 2025 | IHG | 177

Group statement of comprehensive income

For the year ended 31 December 2025	2025 $m	2024 $m	2023 $m
Profit for the year	**759**	628	750
Other comprehensive (loss)/income			
Items that may be subsequently reclassified to profit or loss:			
Gains/(losses) on cash flow hedges, including related tax credit of $14m (2024: $11m charge, 2023: $nil)	**140**	(124)	(30)
Gains/(losses) on net investment hedges	**35**	(7)	15
Costs of hedging	**4**	(11)	–
Hedging (gains)/losses reclassified to financial expenses	**(186)**	165	28
Exchange (losses)/gains on retranslation of foreign operations, including related tax charge of $2m (2024: $2m charge, 2023: $4m charge)	**(91)**	4	(137)
	(98)	27	(124)
Items that will not be reclassified to profit or loss:			
(Losses)/gains on equity instruments classified as fair value through other comprehensive income, including related tax of $nil (2024: $nil, 2023: $1m charge)	**(1)**	2	(3)
Remeasurement gains/(losses) on defined benefit plans	**–**	4	(2)
	(1)	6	(5)
Total other comprehensive (loss)/income	**(99)**	33	(129)
Total comprehensive income	**660**	661	621
Attributable to:			
Equity holders of the parent	**659**	661	621
Non-controlling interest	**1**	–	–
	660	661	621

+ Accounting policies and notes on pages 183 to 240 form an integral part of these Group Financial Statements.

178 | IHG | Annual Report and Form 20-F 2025

Group statement of changes in equity

	Equity share capital $m	Capital redemption reserve $m	Shares held by employee share trusts $m	Other reserves $m	Fair value reserve $m	Cash flow hedge reserves $m	Currency translation reserve $m	Retained earnings $m	IHG share-holders' equity $m	Non-controlling interest $m	Total equity $m
At 1 January 2025	137	16	(63)	(2,862)	25	28	373	34	(2,312)	4	(2,308)
Profit for the year	–	–	–	–	–	–	–	758	758	1	759
Other comprehensive loss											
Items that may be subsequently reclassified to profit or loss:											
Gains on cash flow hedges	–	–	–	–	–	140	–	–	140	–	140
Gains on net investment hedges	–	–	–	–	–	–	35	–	35	–	35
Costs of hedging	–	–	–	–	–	4	–	–	4	–	4
Hedging gains reclassified to financial expenses	–	–	–	–	–	(187)	1	–	(186)	–	(186)
Exchange losses on retranslation of foreign operations	–	–	–	–	(1)	1	(91)	–	(91)	–	(91)
	–	–	–	–	(1)	(42)	(55)	–	(98)	–	(98)
Items that will not be reclassified to profit or loss:											
Losses on equity instruments classified as fair value through other comprehensive income	–	–	–	–	(1)	–	–	–	(1)	–	(1)
	–	–	–	–	(1)	–	–	–	(1)	–	(1)
Total other comprehensive loss for the year	–	–	–	–	(2)	(42)	(55)	–	(99)	–	(99)
Total comprehensive income for the year	–	–	–	–	(2)	(42)	(55)	758	659	1	660
Repurchase of shares, including taxes and transaction costs	(2)	2	–	–	–	–	–	(882)	(882)	–	(882)
Purchase of own shares by employee share trusts	–	–	(15)	–	–	–	–	–	(15)	–	(15)
Transfer of treasury shares to employee share trusts	–	–	(34)	–	–	–	–	34	–	–	–
Release of own shares by employee share trusts	–	–	55	–	–	–	–	(55)	–	–	–
Equity-settled share-based cost (note 27)	–	–	–	–	–	–	–	67	67	–	67
Tax related to share schemes	–	–	–	–	–	–	–	9	9	–	9
Equity dividends paid (note 9)	–	–	–	–	–	–	–	(270)	(270)	–	(270)
Exchange and other adjustments	10	1	(2)	(9)	–	–	–	3	3	–	3
At 31 December 2025	145	19	(59)	(2,871)	23	(14)	318	(302)	(2,741)	5	(2,736)

All items within total comprehensive income are shown net of tax.

+ Accounting policies and notes on pages 183 to 240 form an integral part of these Group Financial Statements.

Strategic Report | Governance | Group Financial Statements | Parent Company Financial Statements | Additional Information | Annual Report and Form 20-F 2025 | IHG | 179

	Equity share capital $m	Capital redemption reserve $m	Shares held by employee share trusts $m	Other reserves $m	Fair value reserve $m	Cash flow hedge reserves $m	Currency translation reserve $m	Retained earnings $m	IHG share-holders' equity $m	Non-controlling interest $m	Total equity $m
At 1 January 2024	141	14	(35)	(2,863)	23	(2)	376	396	(1,950)	4	(1,946)
Profit for the year	–	–	–	–	–	–	–	628	628	–	628
Other comprehensive income											
Items that may be subsequently reclassified to profit or loss:											
Losses on cash flow hedges	–	–	–	–	–	(124)	–	–	(124)	–	(124)
Losses on net investment hedges	–	–	–	–	–	–	(7)	–	(7)	–	(7)
Costs of hedging	–	–	–	–	–	(11)	–	–	(11)	–	(11)
Hedging losses reclassified to financial expenses	–	–	–	–	–	165	–	–	165	–	165
Exchange gains on retranslation of foreign operations	–	–	–	–	–	–	4	–	4	–	4
	–	–	–	–	–	30	(3)	–	27	–	27
Items that will not be reclassified to profit or loss:											
Gains on equity instruments classified as fair value through other comprehensive income	–	–	–	–	2	–	–	–	2	–	2
Remeasurement gains on defined benefit plans	–	–	–	–	–	–	–	4	4	–	4
	–	–	–	–	2	–	–	4	6	–	6
Total other comprehensive income for the year	–	–	–	–	2	30	(3)	4	33	–	33
Total comprehensive income for the year	–	–	–	–	2	30	(3)	632	661	–	661
Repurchase of shares, including taxes and transaction costs	(2)	2	–	–	–	–	–	(812)	(812)	–	(812)
Purchase of own shares by employee share trusts	–	–	(27)	–	–	–	–	–	(27)	–	(27)
Transfer of treasury shares to employee share trusts	–	–	(33)	–	–	–	–	33	–	–	–
Release of own shares by employee share trusts	–	–	31	–	–	–	–	(31)	–	–	–
Equity-settled share-based cost (note 27)	–	–	–	–	–	–	–	60	60	–	60
Tax related to share schemes	–	–	–	–	–	–	–	15	15	–	15
Equity dividends paid (note 9)	–	–	–	–	–	–	–	(259)	(259)	–	(259)
Exchange adjustments	(2)	–	1	1	–	–	–	–	–	–	–
At 31 December 2024	137	16	(63)	(2,862)	25	28	373	34	(2,312)	4	(2,308)

All items within total comprehensive income are shown net of tax.

+ Accounting policies and notes on pages 183 to 240 form an integral part of these Group Financial Statements.

180 | IHG | Annual Report and Form 20-F 2025

Group statement of changes in equity continued

	Equity share capital $m	Capital redemption reserve $m	Shares held by employee share trusts $m	Other reserves $m	Fair value reserve $m	Cash flow hedge reserves $m	Currency translation reserve $m	Retained earnings $m	IHG share-holders' equity $m	Non-controlling interest $m	Total equity $m
At 1 January 2023	137	10	(37)	(2,856)	26	—	498	607	(1,615)	7	(1,608)
Profit for the year	–	–	–	–	–	–	–	750	750	–	750
Other comprehensive loss											
Items that may be subsequently reclassified to profit or loss:											
Losses on cash flow hedges	–	–	–	–	–	(30)	–	–	(30)	–	(30)
Gains on net investment hedges	–	–	–	–	–	–	15	–	15	–	15
Costs of hedging	–	–	–	–	–	–	–	–	–	–	–
Hedging losses reclassified to financial expenses	–	–	–	–	–	28	–	–	28	–	28
Exchange losses on retranslation of foreign operations	–	–	–	–	–	–	(137)	–	(137)	–	(137)
	–	–	–	–	–	(2)	(122)	–	(124)	–	(124)
Items that will not be reclassified to profit or loss:											
Losses on equity instruments classified as fair value through other comprehensive income	–	–	–	–	(3)	–	–	–	(3)	–	(3)
Remeasurement losses on defined benefit plans	–	–	–	–	–	–	–	(2)	(2)	–	(2)
	–	–	–	–	(3)	–	–	(2)	(5)	–	(5)
Total other comprehensive loss for the year	–	–	–	–	(3)	(2)	(122)	(2)	(129)	–	(129)
Total comprehensive income for the year	–	–	–	–	(3)	(2)	(122)	748	621	–	621
Repurchase of shares, including taxes and transaction costs	(3)	3	–	–	–	–	–	(765)	(765)	–	(765)
Purchase of own shares by employee share trusts	–	–	(8)	–	–	–	–	–	(8)	–	(8)
Transfer of treasury shares to employee share trusts	–	–	(21)	–	–	–	–	21	–	–	–
Release of own shares by employee share trusts	–	–	32	–	–	–	–	(32)	–	–	–
Equity-settled share-based cost (note 27)	–	–	–	–	–	–	–	51	51	–	51
Tax related to share schemes	–	–	–	–	–	–	–	11	11	–	11

Equity dividends paid (note 9)	–	–	–	–	–	–	–	(245)	(245)	(3)	(248)
Exchange adjustments	7	1	(1)	(7)	–	–	–	–	–	–	–
At 31 December 2023	141	14	(35)	(2,863)	23	(2)	376	396	(1,950)	4	(1,946)

All items within total comprehensive income are shown net of tax.

+ Accounting policies and notes on pages 183 to 240 form an integral part of these Group Financial Statements.

ASSETS Goodwill and other intangible assets 11 1,155 1,042 Property, plant and equipment 12 148 146 Right-of-use assets 13 269 276 Investment in associates and joint ventures 14 55 51 Retirement benefit assets 26 3 3 Other financial assets 15 211 212 Derivative financial instruments 23 120 4 Deferred compensation plan investments 316 286 Non-current other receivables 16 19 35 Deferred tax assets 8 146 122 Contract costs 3 103 90 Contract assets 3 751 612 Total non-current assets 3,296 2,879 Inventories 5 4 Trade and other receivables 16 833 785 Current tax receivable 27 22 Other financial assets 15 3 7 Cash and cash equivalents 17 1,129 1,008 Contract costs 3 5 5 Contract assets 3 47 38 Total current assets 2,049 1,869 Total assets 5,345 4,748 LIABILITIES Loans and other borrowings 21 (478) (398) Lease liabilities 13 (28) (26) Trade and other payables 18 (676) (650) Deferred revenue 3 (829) (766) Provisions 19 (21) (22) Insurance liabilities 20 (16) (14) Tax payable (52) (52) Total current liabilities (2,100) (1,928) Loans and other borrowings 21 (3,723) (2,876) Lease liabilities 13 (378) (388) Derivative financial instruments 23 (12) (78) Retirement benefit obligations 26 (69) (68) Deferred compensation plan liabilities (316) (286) Trade and other payables 18 (69) (78) Deferred revenue 3 (1,340) (1,294) Provisions 19 (22) (17) Insurance liabilities 20 (29) (25) Deferred tax liabilities 8 (17) (18) Tax payable (6) – Total non-current liabilities (5,981) (5,128) Total liabilities (8,081) (7,056) Net liabilities (2,736) (2,308) EQUITY IHG shareholders’ equity (2,741) (2,312) Non-controlling interest 5 4 Total equity (2,736) (2,308) 2025 2024 31 December 2025 Note $m $m The Group Financial Statements were approved by the Board on 16 February 2026 and were signed on its behalf by Michael Glover. Michael Glover 16 February 2026 + Accounting policies and notes on pages 183 to 240 form an integral part of these Group Financial Statements. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 181 Group statement of financial position Profit for the year 759 628 750 Adjustments reconciling profit for the year to cash flow from operations 25 602 521 469 Cash flow from operations 1,361 1,149 1,219 Interest paid (202) (170) (119) Interest received 46 57 36 Deferred purchase consideration paid 24 – (3) – Tax paid 8 (307) (309) (243) Net cash from operating activities 898 724 893 Cash flow from investing activities Purchase of property, plant and equipment (28) (29) (28) Purchase of brands (120) – – Purchase of other intangible assets (49) (49) (54) Investment in associates and joint ventures (11) (6) (3) Investment in other financial assets (3) (32) (60) Deferred purchase consideration paid 24 – (10) – Disposal of property, plant and equipment – 9 – Repayments of other financial assets 14 11 8 Finance lease receipts 4 4 – Other investing cash flows 3 3 – Net cash from investing activities (190) (99) (137) Cash flow from financing activities Repurchase of shares, including taxes and transaction costs 28 (897) (804) (790) Purchase of own shares by employee share trusts (10) (27) (8) Dividends paid to shareholders 9 (270) (259) (245) Dividend paid to non-controlling interest – – (3) Issue of long-term bonds, including effect of currency swaps 22 990 834 657 Repayment of long-term bonds 22 (403) (547) – Settlement of currency swaps 22 – (45) – Drawdown of Revolving Credit Facility 22 75 – – Repayment of Revolving Credit Facility 22 (75) – – Principal element of lease payments 22 (30) (46) (28) Other financing cash flows 6 – – Net cash from financing activities (614) (894) (417) Net movement in cash and cash equivalents in the year 94 (269) 339 Cash and cash equivalents at beginning of the year 17 991 1,278 921 Exchange rate effects 41 (18) 18 Cash and cash equivalents at end of the year 17 1,126 991 1,278 2025 2024 2023 For the year ended 31 December 2025 Note $m $m $m + Accounting policies and notes on pages 183 to 240 form an integral part of these Group Financial Statements. 182 IHG Annual Report and Form 20-F 2025 Group statement of cash flows General information The Consolidated Financial Statements of InterContinental Hotels Group PLC (the ‘Group’ or ‘IHG’) for the year ended 31 December 2025 were authorised for issue in accordance with a resolution of the Directors on 16 February 2026. InterContinental Hotels Group PLC (the ‘Company’) is incorporated and registered in England and Wales. Basis of preparation The Consolidated Financial Statements of IHG have been prepared on a going concern basis (see below) and under the historical cost convention, except for assets and liabilities measured at fair value under relevant accounting standards. The Consolidated Financial Statements have been prepared in accordance with UK-adopted international accounting standards and with applicable law and regulations, including the Companies Act 2006, and with IFRS Accounting Standards as issued by the International Accounting Standards Board. UK-adopted international accounting standards differ in certain respects from IFRS Accounting Standards as issued by the International Accounting Standards Board. However, the differences have no impact on the Consolidated Financial Statements for the years presented. Going concern The period to 30 June 2027 has been used to complete the going concern assessment. In adopting the going concern basis for preparing the Group financial statements, the Directors have considered a ‘Base Case’ scenario, as prepared by management, which assumes Global RevPAR in 2026 and 2027 continues to grow in line with market expectations. The assumptions applied in the Base Case scenario are consistent with those used for Group planning purposes, impairment testing and for assessing recoverability of deferred tax assets. In addition, the Directors have reviewed a ‘Severe Downside Case’ reflecting a severe but plausible scenario equivalent to the market conditions experienced during the 2008/2009 global financial crisis, in which RevPAR declines by 17% in 2026 before recovering by 5% in 2027. A ‘Combined Scenario’ has also been considered, modelling the Severe Downside Case in conjunction with a significant cash flow impact from a one-off event, such as a cybersecurity incident. Principal risks that could materially affect RevPAR are captured within the Severe Downside Case, while other risks with the potential to cause a substantial one-off impact on cash flow – such as a cybersecurity event – are addressed in the Combined Scenario. Climate risks are not considered to have a significant impact over the period of assessment. The Group enters the assessment period with substantial liquidity at 31 December 2025 of $2,599m, comprising $1,099m of cash and cash equivalents (net of overdrafts and restricted cash) and $1,500m of undrawn bank facility. The Group’s revolving credit facility was refinanced in December 2025 with a new $1,500m facility that matures in 2030. There are no financial covenants in the new facility. See note 23 for additional information. In September 2025 the Group issued a €850m bond. There are two bond maturities in the period under consideration, £350m in August 2026 and €500m in May 2027. No new funding is assumed in the period under review. Under the Base Case and Severe Downside Case there is significant liquidity available to absorb multiple additional risks and uncertainties. Under the Combined Scenario there is a lower level of liquidity, however, the Directors also reviewed a number of actions that could be taken, if required, to reduce discretionary spend, creating substantial additional liquidity. The Directors reviewed a reverse stress test scenario to determine what other events could create a scenario which would exhaust the liquidity in the Combined Scenario. The Directors concluded that it was very unlikely that a single risk or combination of the risks considered could create the sustained impact required. Having reviewed these scenarios, the Directors have a reasonable expectation that the Group has sufficient resources to continue operating until at least 30 June 2027. Accordingly, they continue to adopt the going concern basis in preparing the financial statements. Presentational currency The Consolidated Financial Statements are presented in millions of US dollars reflecting the profile of the Group’s revenue and operating profit which are primarily generated in US dollars or US dollar-linked currencies. In the Consolidated Financial Statements, equity share capital, the capital redemption reserve and shares held by employee share trusts are translated into US dollars at the relevant rate of exchange on the last day of the period; the resultant exchange differences are recorded in other reserves. The functional currency of the Company is sterling. Critical accounting policies and the use of judgements, estimates and assumptions In determining and applying the Group’s accounting policies, management are required to make judgements, estimates and assumptions. An accounting policy is considered to be critical if its selection or application could materially affect the reported amounts of assets and liabilities at the date of the Consolidated Financial Statements, or the reported amounts of revenues and expenses during the reporting period, or could do so within the next financial year. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 183 Accounting policies Judgements System Fund The Group operates a System Fund (the ‘Fund’) to collect and administer cash assessments from hotel owners for specified purposes of use including marketing, reservations, certain hotel services and the Group’s loyalty programme, IHG One Rewards. Assessments are generally levied as a percentage of hotel revenues but may also be volume-based or fixed monthly fees. The Fund is not managed to generate a surplus or deficit for IHG over the longer term, but is managed for the benefit of the IHG System with the objective of driving revenues for the hotels in the System. In relation to marketing and reservation services, the Group’s performance obligation under IFRS 15 ‘Revenue from Contracts with Customers’ is determined to be the continuous performance of the services rather than the spending of the assessments received. Accordingly, assessment fees are recognised as hotel revenues occur, Fund expenses are charged to the Group income statement as incurred and no constructive obligation is deemed to exist under IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’. Accordingly, no liability is recognised relating to the balance of unspent funds. No other critical judgements have been made in applying the Group’s accounting policies. Estimates Management consider that significant estimates and assumptions are used as described below. Estimates and assumptions are evaluated by management using historical experience and other factors believed to be reasonable based on current circumstances. Loyalty programme The loyalty programme, IHG One Rewards, enables members to earn points during each qualifying stay at an IHG branded hotel and through other partnerships and programmes. Members are able to consume those points at a later date for free or reduced accommodation or other benefits. Points revenue includes hotel assessments, revenue from third-party partners and proceeds from points purchased directly by members. The Group recognises deferred revenue in an amount that reflects IHG’s unsatisfied performance obligations, valued at the stand-alone selling price of the future benefit to the member. The amount of revenue recognised and deferred is impacted by ‘breakage’ (points that will never be consumed). On an annual basis the Group engages an external actuary who uses statistical formulae to assist in the estimate of breakage. Significant estimation uncertainty exists in projecting members’ future consumption activity. If future member behaviour deviates significantly from expectations, breakage estimates could increase or decrease. At 31 December 2025, deferred revenue relating to the loyalty programme was $1,727m (2024: $1,653m, 2023: $1,529m). Based on the conditions existing at the balance sheet date, a one percentage point decrease/increase in the breakage estimate relating to earned points would increase/reduce the deferred revenue liability by $100m and would correspondingly impact the value of System Fund and reimbursable revenues recognised. Material accounting policies Basis of consolidation The Consolidated Financial Statements comprise the financial statements of the Parent Company and entities controlled by the Group. Control exists when the Group has: – power over an investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee); – exposure, or rights, to variable returns from its involvement with the investee; and – the ability to use its power over the investee to affect its returns. All intra-group balances and transactions are eliminated on consolidation. The assets, liabilities and results of those businesses acquired or disposed of are consolidated for the period during which they were under the Group’s control. Foreign currencies Within the Group’s subsidiaries, transactions in foreign currencies are translated to the subsidiary’s functional currency at the exchange rates ruling on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the subsidiary’s functional currency at the relevant rates of exchange ruling on the last day of the period. On consolidation: – The assets and liabilities of foreign operations of the Group’s subsidiaries with a functional currency other than US dollars are translated into US dollars at the relevant rates of exchange ruling on the last day of the period. The revenues and expenses of foreign operations are translated into US dollars at average rates of exchange for each month of the reporting period. The Group treats specific intercompany loan balances, which are not intended to be repaid in the foreseeable future, as part of its net investment. The exchange differences arising on retranslation are taken to the currency translation reserve; and – Exchange differences arising from the translation of instruments that are designated as a hedge against a net investment in a foreign operation are taken to the currency translation reserve. On disposal of a foreign operation, the cumulative amount recognised in the currency translation reserve relating to that particular foreign operation is recycled as part of the gain or loss on disposal. Revenue recognition Revenue is recognised at an amount that reflects the consideration to which the Group expects to be entitled in exchange for transferring goods or services to a customer. Fee business revenue Under franchise agreements, the Group’s performance obligation is to provide a licence to use IHG’s trademarks and other intellectual property. Franchise royalty fees are typically charged as a percentage of hotel gross rooms revenues and are treated as variable consideration, recognised as the underlying hotel revenues occur. Under management agreements, the Group’s performance obligation is to provide hotel management services and a licence to use IHG’s trademarks and other intellectual property. Base and incentive management fees are typically charged. Base management fees are 184 IHG Annual Report and Form 20-F 2025 Accounting policies continued

typically a percentage of total hotel revenues and incentive management fees are generally based on the hotel’s profitability or cash flows. Both are treated as variable consideration. Like franchise fees, base management fees are recognised as the underlying hotel revenues occur. Incentive management fees are recognised over time when it is considered highly probable that the related performance criteria for each annual period will be met, provided there is no expectation of a subsequent reversal of the revenue. Application and re-licensing fees are not considered to be distinct from the franchise performance obligation and are recognised over the life of the related agreement. Under franchise and management agreements, the Group agrees to maintain and develop certain aspects of the technology ecosystem benefitting hotels, in exchange for a monthly technology fee based on either gross rooms revenues or the number of rooms in the hotel. The technology fee is charged and recognised over time as these services are delivered. Technology fee income is included in Central revenue. Technical service fees are received in relation to design and engineering support provided prior to the opening of certain hotel properties. These services are a distinct performance obligation and the fees are recognised as revenue over the pre-opening period in line with the Group’s assessment of the stage of completion of the project, based on the latest expectation of hotel opening date and its knowledge and experience of the pattern of work performed on comparable projects. The Group has applied the practical expedient in IFRS 15 not to disclose the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied as at the end of the reporting period. This is for all amounts where the Group has a right to consideration in an amount that corresponds directly with the value to the customer of the Group’s performance completed to date (including franchise and management fees). Contract assets Amounts paid to hotel owners to secure management and franchise agreements (‘key money’) are treated as consideration payable to a customer. A contract asset is recorded which is recognised as a deduction to revenue over the initial term of the agreement. In limited cases, loans can be provided to an owner, in such cases the initial credit risk will be low. The difference, if any, between the face and market value of the loan on inception is recognised as a contract asset. In limited cases, the Group may provide performance guarantees to hotel owners. The expected value of payments under performance guarantees reduces the overall transaction price and is recognised as a deduction to revenue over the term of the agreement. Typically, contract assets are not financial assets as they represent amounts paid by the Group at the beginning of a contract, and so are tested for impairment based on value in use rather than with reference to expected credit losses. Contract assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. If carrying values exceed the recoverable amount, determined by reference to estimated future cash flows discounted to their present value using a pre-tax discount rate, the contract assets are written down to the recoverable amount. Deferred revenue Deferred revenue is recognised when payment is received before the related performance obligation is satisfied. Revenue is also deferred when key money is committed and is highly likely to be paid. The annual revenue deferral is equal to the reduction to revenue that would arise if the key money were paid at inception of the contract. When payment is made, a net contract asset is recorded which is amortised over the remaining initial term of the agreement. Contract costs Certain costs incurred to secure management and franchise agreements, typically developer commissions, are capitalised and amortised as an expense over the initial term of the related agreement. These costs are presented as contract costs in the Group statement of financial position. Contract costs are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable with reference to the future expected cash flows from the contract. Revenue from owned & leased hotels At its owned & leased hotels, the Group’s performance obligation is to provide accommodation and other goods and services to guests. Revenue includes rooms revenue and food and beverage sales, which are recognised when the rooms are occupied and food and beverages are sold. Guest deposits received in advance of hotel stays are recorded as deferred revenue in the Group statement of financial position. They are recognised as revenue along with any balancing payment from the guest when the associated stay occurs. System Fund and reimbursable revenues System Fund and other co-brand revenues The Group operates the Fund to collect and administer cash assessments from hotel owners for specified purposes of use including marketing, reservations, certain hotel services and IHG One Rewards. The Fund also benefits from certain proceeds from the sale of loyalty points under third-party co-branding arrangements and the sale of points directly to members and other third parties. The Fund is not managed to generate a surplus or deficit for IHG over the longer term, but is managed for the benefit of the IHG System with the objective of driving revenues for the hotels in the System. The growth in the IHG One Rewards programme means that, although assessments are received from hotels up front when a member earns points, more revenue is deferred each year than is recognised in the Fund. This can lead to accounting losses in the Fund each year as the deferred revenue balance grows. Under both franchise and management agreements, the Group is required to provide marketing and reservations services, as well as other centrally managed programmes. These services are provided by the Fund and are funded by assessment fees. Costs are incurred and allocated to the Fund in accordance with the principles agreed with the IHG Owners Association and ensuring appropriate consistency of application. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 185 The Group acts as principal in the provision of most services as the related expenses primarily comprise payroll and marketing expenses under contracts entered into by the Group. Assessment fees from hotel owners are generally levied as a percentage of hotel revenues, but may also be volume-based or fixed monthly fees, and are recognised at the point the Group is entitled to raise the invoice. Certain travel agency commission and other revenues within the Fund are recognised on a net basis, where it has been determined that IHG is acting as agent. In respect of IHG One Rewards, the performance obligations are to arrange for the provision of future benefits to members on consumption of previously earned reward points and Milestone Rewards. Points are exchanged for reward nights at an IHG hotel or other goods or services provided by third parties. Milestone Rewards comprise points or other benefits such as upgrades and food and beverage vouchers. Under its franchise and management agreements, IHG receives assessment fees based on total qualifying hotel revenue from IHG One Rewards members’ hotel stays. The Group’s performance obligation is not satisfied in full until the member has consumed the relevant benefits. Accordingly, loyalty assessments are allocated between points and Milestone Rewards and deferred in an amount that reflects the stand-alone selling price of the future benefit to the member. From 1 January 2024, as agreed with the IHG Owners Association, a portion of revenue relating to the consumption of certain points sold is reported within fee business revenue, with the remaining amount reported within System Fund and reimbursable revenues. Revenue relating to points earned at hotels continues to be reported within System Fund and reimbursable revenues. Revenue is impacted by a ‘breakage’ estimate of the benefits that will never be consumed. On an annual basis, the Group engages an external actuary who uses statistical formulae to assist in formulating this estimate, which is adjusted to reflect actual experience up to the reporting date. As materially all of the awards will be either consumed at IHG managed or franchised hotels owned by third parties, or exchanged for awards provided by third parties, IHG is deemed to be acting as agent on consumption and therefore recognises the related revenue net of the cost of reimbursing the hotel or third party that is providing the benefit. Performance obligations under the Group’s co-brand credit card agreements comprise: a) Arranging for the provision of future benefits to members who have earned points or free night certificates; b) Providing the co-brand partners with access to our loyalty programme and customer base, and rights to use our brands; and c) Marketing services. Revenue from a) is reported within System Fund and reimbursable revenues and revenue from b) is reported within fee business revenue. Revenue from c) is recognised in either fee business revenue or System Fund and reimbursable revenues depending on the nature of marketing services performed. Fees from these agreements comprise fixed amounts normally payable at the beginning of the contract, and variable amounts paid on a monthly basis. Variable amounts are typically based on the number of points and free night certificates issued to members and the marketing services performed by the Group. Total fees are allocated to the performance obligations based on their estimated stand-alone selling prices. Revenue allocated to marketing and licensing obligations is recognised on a monthly basis as the obligations are satisfied. Revenue relating to points and free night certificates is recognised when the member has consumed the points or certificates at a participating hotel or has selected a reward from a third party, net of the cost of reimbursing the hotel or third party that is providing the benefit. Judgement is required in estimating the stand-alone selling prices which are based upon generally accepted valuation methodologies regarding the value of the licence provided and the number of points and certificates expected to be issued. However, the value of revenue recognised and the deferred revenue balance at the end of the year is not materially sensitive to changes in these assumptions. Reimbursable revenues In a managed property, the Group typically acts as employer of the general manager and, in some cases, other employees at the hotel and is entitled to reimbursement of these costs. The performance obligation is satisfied over time as the employees perform their duties, consistent with when reimbursement is received. Reimbursements for these services are shown as revenue with an equal matching employee cost, with no profit impact. Certain other costs relating to both managed and franchised hotels are also contractually reimbursable to IHG and, where IHG is deemed to be acting as principal in the provision of the related services, the revenue and cost are shown on a gross basis. Segmental information The Group has four reportable segments reflecting its geographical regions (Americas, EMEAA, Greater China) and its Central functions. Central functions include technology, sales and marketing, finance, human resources, corporate services and insurance results. Central revenue arises principally from technology fee income and ancillary revenues including co- brand licensing fees and, from 2024, a portion of revenue from the consumption of certain IHG One Rewards points. No operating segments are aggregated to form these reportable segments. Management monitors the operating results of these reportable segments for the purpose of making decisions about resource allocation and performance assessment. Each of the geographical regions is led by its own Chief Executive Officer who reports to the Group Chief Executive Officer. The System Fund is not managed to generate a profit or loss for IHG over the longer term and cost reimbursements do not impact in-year profit or loss. System Fund and reimbursable revenues and results are therefore not regularly reviewed by the Chief Operating Decision Maker (‘CODM’) and do not constitute an operating segment under IFRS 8 ‘Operating Segments’. 186 IHG Annual Report and Form 20-F 2025 Accounting policies continued Segmental performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the Group Financial Statements, excluding System Fund, reimbursables and exceptional items. Group financing activities, remeasurement of contingent purchase consideration and income taxes are managed on a Group basis and are not allocated to reportable segments. Financial income and expenses Financial income and expenses include income and charges on the Group’s financial assets and liabilities and related hedging instruments. Finance charges relating to bank and other borrowings, including transaction costs and any discount or premium on issue, are recognised in the Group income statement using the effective interest rate method. In the Group statement of cash flows, interest paid and received is presented within cash from operating activities, including any fees and discounts on issuance or settlement of borrowings. Exceptional items The Group discloses certain financial information both including and excluding exceptional items. The presentation of information excluding exceptional items allows a better understanding of the underlying trading performance and trends of the Group and provides consistency with the Group’s internal management reporting. All exceptional items are subject to review by the Audit Committee. Operating exceptional items Operating exceptional items includes gains and losses within Operating profit before System Fund and reimbursable result that are identified as exceptional by virtue of their size, nature or incidence. Examples of operating exceptional items include, but are not restricted to, gains and losses on the disposal of assets, impairment charges and reversals, the costs of individually significant legal cases or commercial disputes and reorganisation costs. Consideration is given to consistency of treatment with prior years and between gains and losses. Tax exceptional items Tax exceptional items includes the tax effects of operating exceptional items and, where applicable, other tax items that are identified as exceptional by virtue of their size, nature or incidence. Examples include, but are not restricted to, significant tax items relating to legislative changes and transactions with an insignificant impact on pre-tax profit and loss. Earnings per share Basic earnings per ordinary share is calculated by dividing the profit for the year available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the year. Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share awards outstanding during the year. Where the effect of the notional exercise of outstanding ordinary share awards is anti-dilutive, these are excluded from the diluted earnings per share calculation. Business combinations and goodwill On the acquisition of a business, identifiable assets acquired and liabilities assumed are measured at their fair value. Contingent liabilities assumed are measured at fair value unless this cannot be measured reliably, in which case they are not recognised but are disclosed in the same manner as other contingent liabilities. The measurement of deferred tax assets and liabilities arising on acquisition is as described in the general principles detailed within the ‘Taxes’ accounting policy note on page 191 with the exception that no deferred tax is provided on taxable temporary differences in connection with the initial recognition of goodwill. The cost of an acquisition is measured as the aggregate of the fair value of the consideration transferred. Goodwill is recorded at cost, being the difference between the fair value of the consideration and the fair value of net assets acquired. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses and is not amortised. Transaction costs are expensed and are not included in the cost of acquisition. Intangible assets Brands Externally acquired brands are initially recorded at cost if separately acquired or fair value if acquired as part of a business combination, provided the brands are controlled through contractual or other legal rights, or are separable from the rest of the business. Cost includes the fair value of contingent purchase consideration at the acquisition date. The costs of developing internally generated brands are expensed as incurred. Management agreements Management agreements acquired as part of a business combination are initially recognised at the fair value attributed to those contracts on acquisition and are subsequently amortised on a straight-line basis over the term of the agreements, including any extension periods at the Group’s option. Software Internally generated software development costs are capitalised when all of the following can be demonstrated: – The ability and intention to complete the project; – That the completed software will generate probable future economic benefits; – The availability of adequate technical, financial and other resources to complete the project; and – The ability to measure the expenditure. Amounts capitalised typically include internal and third-party labour and consultancy costs. Costs incurred before the above criteria are satisfied in the research phase are expensed. In addition, configuration and customisation costs relating to cloud computing arrangements are expensed. Following initial recognition, the asset is carried at cost less any accumulated amortisation and impairment losses. Costs are generally amortised over estimated useful lives of three to five years on a straight-line basis with the exception of the Guest Reservation System, which is amortised over seven to 10 years (see page 209). Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 187 Property, plant and equipment Property, plant and equipment are stated at cost less depreciation and any accumulated impairment. Repairs and maintenance costs are expensed as incurred. Land is not depreciated. All other property, plant and equipment are depreciated to a residual value over their estimated useful lives, namely: – Buildings – over a maximum of 50 years; and – Fixtures, fittings and equipment – three to 25 years. All depreciation is charged on a straight- line basis. Residual value is reassessed annually. Where the Group holds land or other property which it intends to occupy and provide hotel services, either as owner or manager, it is classified as property, plant and equipment. Leases The Group as lessee On inception of a contract, the Group assesses whether it contains a lease. A contract contains a lease when it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The right to use the asset and the obligation under the lease to make payments are recognised in the Group statement of financial position as a right-of-use asset and a lease liability. Lease contracts may contain both lease and non-lease components. The Group allocates payments in the contract to the lease and non-lease components based on their relative stand-alone prices and applies the lease accounting model only to lease components. The right-of-use asset recognised at lease commencement includes the amount of lease liability recognised, initial direct costs incurred and lease payments made at or before the commencement date, less any lease incentives received. Right-of-use assets are depreciated to a residual value over the shorter of the asset’s estimated useful life and the lease term. Right-of- use assets are also adjusted for any remeasurement of lease liabilities and are subject to impairment testing. Residual value is reassessed annually. A lease liability is recorded when the leased asset is available for use by the Group and is initially measured at the present value of the lease payments to be made over the lease term. The lease payments include fixed payments (including ‘in-substance fixed’ payments) and variable lease payments that depend on an index or a rate (initially measured using the index or rate at commencement), less any lease incentives receivable. In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. The Group has certain leases where rental payments are reduced if insufficient cash flows are generated by the hotel. These leases are treated as fully variable as there is no floor to the rent reduction. The lease term includes periods subject to extension options which the Group is reasonably certain to exercise and excludes the effect of early termination options where the Group is reasonably certain that it will not exercise the option. Minimum lease payments include the cost of a purchase option if the Group is reasonably certain it will purchase the underlying asset after the lease term. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for lease payments made. The carrying amount of lease liabilities is re-measured if there is a modification, a change in the lease term or a change in lease payments as a result of a rent review or change in the relevant index or rate. Variable lease payments are payable under certain of the Group’s hotel leases and arise where the Group is committed to making lease payments that are contingent on the performance of these hotels. Such lease payments that do not depend on an index or a rate are recognised as an expense in the period over which the event or condition that triggers the payment occurs. The Group has opted not to apply the lease accounting model to intangible assets, leases of low-value assets or leases which have a term of less than 12 months. Costs associated with these leases are recognised as an expense on a straight-line basis over the lease term. Payments and receipts are presented as follows in the Group statement of cash flows: – Short-term lease payments, payments for leases of low-value assets and variable lease payments that are not included in the measurement of the lease liabilities are presented within cash flows from operating activities; – Payments for the interest element of recognised lease liabilities are included in interest paid within cash flows from operating activities; and – Payments for the principal element of recognised lease liabilities are presented within cash flows from financing activities. The Group as lessor Leases, including subleases, for which the Group is a lessor are classified as finance or operating leases. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the lease is classified as a finance lease. All other leases are classified as operating leases. Where a leased property earns rentals under an operating sublease outside of the normal course of business, the Group’s interest in the lease is classified as an investment property within right- of-use assets; these are subsequently measured under the cost model. When the lease is classified as an operating lease, rental income arising is accounted for on a straight-line basis in the Group income statement. When the lease is classified as a finance lease, the Group’s interest in the lease is derecognised and is replaced by a finance lease receivable. Any difference between those amounts is recognised in the Group income statement. Finance lease receivables are presented within other receivables and are initially measured at the present value of lease payments receivable under the sublease plus any initial direct costs. Finance lease interest is recognised within financial income in the Group income statement. Receipts are presented as follows in the Group statement of cash flows: – Receipts from operating leases are presented within cash flows from operating activities; and – Receipts of principal from finance leases are presented within cash flows from investing activities. 188 IHG Annual Report and Form 20-F 2025 Accounting policies continued

Associates and joint ventures An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the entity, but is not in control or joint control over those policies. A joint venture exists when two or more parties have joint control over, and rights to the net assets of, the venture. Joint control is the contractually agreed sharing of control which only exists when decisions about the relevant activities require the unanimous consent of the parties sharing control. In determining the extent of power or significant influence, consideration is given to other agreements between the Group, the investee entity, and the investing partners. This includes any related management or franchise agreements and the existence of any performance guarantees. Associates and joint ventures are accounted for using the equity method unless the associate or joint venture is classified as held for sale. Under the equity method, the Group’s investment is recorded at cost adjusted by the Group’s share of post-acquisition profits and losses, and other movements in the investee’s reserves, applying consistent accounting policies. When the Group’s share of losses exceeds its interest in an associate or joint venture, the Group’s carrying amount is reduced to $nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of an associate or joint venture. If there is objective evidence that an associate or joint venture is impaired, an impairment charge is recognised if the carrying amount of the investment exceeds its recoverable amount. Upon loss of significant influence over an associate or joint control of a joint venture, any retained investment is measured at fair value with any difference to carrying value recognised in the Group income statement. Impairment of non-financial assets Non-financial assets are tested for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable and, in the case of goodwill and brands with indefinite lives, at least annually. Assets that do not generate independent cash inflows are allocated to the cash-generating unit (‘CGU’), or group of CGUs, to which they belong. For impairment testing of owned and leased hotel properties, each hotel is deemed to be a CGU. If carrying values exceed their estimated recoverable amount, the assets or CGUs are written down to the recoverable amount. Recoverable amount is the greater of fair value less costs of disposal and value in use. Value in use is assessed based on estimated future cash flows, including the effect of inflation, discounted to their present value using a pre-tax nominal discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. With the exception of goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognised impairment losses no longer exist or have decreased. A previously recognised impairment loss is reversed only if there has been a significant change in the assumptions used to determine the asset’s recoverable amount since the impairment loss was recognised. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation or amortisation, had no impairment loss been recognised for the asset in prior years. Impairment losses, and any subsequent reversals, are recognised in the Group income statement. Financial assets On initial recognition, the Group classifies its financial assets as being subsequently measured at amortised cost, fair value through other comprehensive income (‘FVOCI’) or fair value through profit or loss (‘FVTPL’). Financial assets which are held to collect contractual cash flows and give rise to cash flows that are solely payments of principal and interest are subsequently measured at amortised cost. Interest on these assets is calculated using the effective interest rate method and is recognised in the Group income statement as financial income. The Group recognises a provision for expected credit losses for financial assets held at amortised cost. With the exception of trade receivables, where there has not been a significant increase in credit risk since initial recognition, provision is made for defaults that are possible within the next 12 months. Where there has been a significant increase in credit risk since initial recognition, for example trade deposits and loans where the borrower is in financial difficulty or has not met repayments as they fall due, provision is made for credit losses expected over the remaining life of the asset. The Group has elected to irrevocably designate equity investments as FVOCI as they mainly comprise strategic investments in entities that own hotels which the Group manages. Changes in their value are recognised within gains or losses on equity instruments classified as FVOCI in the Group statement of comprehensive income and are never recycled to the Group income statement. On disposal, any related balance within the fair value reserve is reclassified to retained earnings. Dividends from equity investments classified as FVOCI are recognised in the Group income statement as other operating income when the dividend has been declared, when receipt of the funds is probable and when the dividend is not a return of invested capital. Equity instruments classified as FVOCI are not subject to an impairment assessment. Financial assets not meeting the above criteria are measured at FVTPL. These include money market funds, investments which do not meet the definition of equity and other financial assets which do not meet the criteria to be measured at amortised cost or FVOCI. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 189 Trade receivables A trade receivable is recorded when the Group has an unconditional right to receive payment. In respect of franchise fees, base and incentive management fees, technology fees and revenues from owned & leased hotels, the invoice is typically issued as the related performance obligations are satisfied, as described on pages 184 and 185. Trade receivables typically do not bear interest and are generally on payment terms of up to 30 days. Trade receivables are initially recognised at fair value and subsequently measured at amortised cost. A provision for impairment is made for lifetime expected credit losses. The Group has established a provision matrix that is based on its historical credit loss experience by region and number of days past due. Where the historical experience is not relevant to defined owner groups, for example those in financial distress, lifetime expected credit losses are calculated by reference to recent credit loss experience for that specific population. Trade receivables are written off once determined to be uncollectable. Cash and cash equivalents Cash comprises cash on hand and demand deposits. Cash and cash equivalents comprise short-term deposits, money market funds and repurchase agreements that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. They generally have an original maturity of three months or less. Cash and cash equivalents may include amounts which are subject to regulatory or other contractual restrictions and are not available for general use by the Group. Cash balances are classified as other financial assets when the Group is not able to freely access the funds because they are subject to a specific charge or other restrictions. Money market funds Money market funds are held at FVTPL, with distributions recognised in financial income. Bank and other borrowings Bank and other borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs. They are subsequently measured at amortised cost. Borrowings are classified as non-current when there is a right, that has substance, at the reporting date to defer settlement for at least 12 months after the reporting date. Contingent and deferred purchase consideration Trade and other payables includes contingent and deferred purchase consideration relating to business combinations and brand asset acquisitions. Contingent purchase consideration is measured at fair value on the date of acquisition. Contingent purchase consideration relating to business combinations and brand asset acquisitions are subsequently remeasured at fair value and amortised cost, respectively. Remeasurement gain and losses are recognised on the face of the Group income statement below operating profit. Deferred purchase consideration is subsequently measured at amortised cost and the effect of unwinding the discount is recorded in financial expenses. Payments of contingent and deferred purchase consideration reduce the respective liabilities. In respect of contingent purchase consideration, the portion of each payment relating to its original estimate of fair value on acquisition is reported within cash flow from investing activities in the Group statement of cash flows and the portion of each payment relating to the increase or decrease in the liability since the acquisition date is reported within cash flows from operating activities. In respect of deferred purchase consideration, the cash paid in excess of the initial fair value is reported within cash flow from operating activities, and the remainder is reported within cash flows from investing activities. Derivative financial instruments and hedging Derivatives are initially recognised and subsequently measured at fair value. The subsequent accounting treatment depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. Changes in the fair value of derivatives which have either not been designated as hedging instruments or relate to the ineffective portion of hedges are recognised immediately in the Group income statement. Documentation outlining the measurement and effectiveness of any hedging arrangement is maintained throughout the life of the hedge relationship. Interest arising from currency derivatives and interest rate swaps is recorded in either financial income or expenses over the term of the agreement, unless the accounting treatment for the hedging relationship requires the interest to be taken to reserves. Within the Group statement of cash flows, interest paid includes interest paid on the Group’s bonds and the related derivative financial instruments. Cash flow hedges Financial instruments are designated as cash flow hedges when they hedge exposure to variability in cash flows that are attributable to either a highly probable forecast transaction or a particular risk associated with a recognised asset or liability. Changes in the fair value are recorded in other comprehensive income and cash flow hedge reserves to the extent that the hedges are effective. When the hedged item is recognised, the cumulative gains and losses on the related hedging instrument are reclassified to the Group income statement, within financial expenses. 190 IHG Annual Report and Form 20-F 2025 Accounting policies continued Net investment hedges Financial instruments are designated as net investment hedges when they hedge the Group’s net investment in foreign operations. Changes in the fair value are recorded in other comprehensive income and the currency translation reserve to the extent that the hedges are effective. The cumulative gains and losses remain in equity until the relevant foreign operation is disposed, at which point they are reclassified to the Group income statement as part of the gain or loss on disposal. Financial guarantee contracts In limited cases, the Group may guarantee part of mortgage loans made to facilitate third-party ownership of hotels under IHG management or franchise arrangements. The Group has elected to apply the requirements of IFRS 9 ‘Financial Instruments’ to these arrangements. Financial guarantee contracts are initially recognised at fair value and subsequently measured at the higher of the amount calculated under the Group’s expected credit loss model and any amount initially recognised less cumulative amounts recognised in accordance with the Group’s revenue recognition policy. The carrying value of financial guarantee liabilities is immaterial for all periods presented. Fair value measurement The Group measures each of the following at fair value on a recurring basis: – Financial assets and liabilities measured at FVTPL; – Financial assets measured at FVOCI; and – Derivative financial instruments. Other assets are measured at fair value when impaired or re-measured on classification as held for sale by reference to fair value less costs of disposal. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value is measured by reference to the principal market for the asset or liability assuming that market participants act in their economic best interests. The fair value of a non-financial asset assumes the asset is used in its highest and best use, either through continuing ownership or by selling it. The Group uses valuation techniques that maximise the use of relevant observable inputs using the following valuation hierarchy: Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities. Level 2: Other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly. Level 3: Techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data. For assets and liabilities measured at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. Further disclosures on the particular valuation techniques used by the Group are provided in note 24. Where significant assets, such as property, are valued by reference to fair value less costs of disposal, an external valuation will normally be obtained using professional valuers who have appropriate market knowledge, reputation and independence. Offsetting of financial assets and financial liabilities Financial assets and financial liabilities are offset and the net amount is reported in the Group statement of financial position if there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis or to realise the assets and settle the liabilities simultaneously. To meet these criteria, the right of set-off must not be contingent on a future event and must be legally enforceable in all of the following circumstances: the normal course of business; the event of default; and the event of insolvency or bankruptcy of the Group and all of the counterparties. Taxes Current tax Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from, or paid to, the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the end of the reporting period. The calculation of the Group’s current tax charge involves consideration of applicable tax laws and regulations in many jurisdictions throughout the world. From time to time, the Group is subject to tax audits and uncertainties in these jurisdictions. The issues involved can be complex and audits may take a number of years to conclude. Where the interpretation of local tax law is not clear, management relies on judgement and accounting estimates to ensure all uncertain tax positions are adequately provided for in the Group Financial Statements, in accordance with IFRIC 23 ‘Uncertainty over Income Tax Treatments’, representing the Group’s view of the most likely outcome or, where multiple issues are considered likely to be settled together, the probability weighted amounts of the range of possible outcomes. This may involve consideration of some or all of the following factors: – strength of technical argument, impact of case law and clarity of legislation; – professional advice; – experience of interactions, and precedents set, with the particular taxing authority; and – agreements previously reached in other jurisdictions on comparable issues. Deferred tax Deferred tax assets and liabilities arise and are generally recognised in respect of temporary differences between the tax base and carrying value of assets and liabilities. Deferred tax is calculated at the tax rates that are expected to apply in the periods in which the asset is released or the liability will be settled, based on tax rates and laws enacted or substantively enacted at the end of the reporting period. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 191 Judgement is used when assessing the extent to which deferred tax assets, particularly in respect of tax losses, should be recognised. Deferred tax assets are only recognised to the extent that it is regarded as probable that there will be sufficient and suitable taxable profits or deferred tax liabilities in the relevant legal entity or tax group against which such assets can be utilised in the future. For this purpose, forecasts of future profits are considered by assessing estimated future cash flows, consistent with those disclosed on page 183 within ‘Going concern’. Tax assumptions are overlaid to these profit forecasts to estimate the future taxable profits. Deferred tax is not provided on temporary differences arising on investments in subsidiaries where the Group is able to control the timing of the reversal and it is probable that the temporary difference will not reverse in the foreseeable future. Where deferred tax assets and liabilities arise in the same entity, or group of entities, and there would be a legal right to offset the assets and liabilities were they to reverse, the assets and liabilities are also offset in the Group statement of financial position. The Group has applied the exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes. Retirement benefits Defined contribution plans Payments to defined contribution plans are charged to the Group income statement as they fall due. Defined benefit plans Plan assets are measured at fair value and plan liabilities are measured on an actuarial basis using the projected unit credit method, discounted at an interest rate equivalent to the current rate of return on a high-quality corporate bond of equivalent currency and term to the plan liabilities. The difference between the value of plan assets and liabilities at the period-end date is the amount of surplus or deficit recorded in the Group statement of financial position as an asset or liability. An asset is recognised when the employer has an unconditional right to use the surplus at some point during the life of the plan or on its wind-up. The service cost of providing pension benefits to employees, together with the net interest expense or income for the year, is charged to the Group income statement within administrative expenses. Net interest is calculated by applying the discount rate to the net defined benefit asset or liability, after any asset restriction. Remeasurements comprise actuarial gains and losses, the return on plan assets and changes in the amount of any asset restrictions. Actuarial gains and losses may result from differences between the actuarial assumptions underlying the plan liabilities and actual experience during the year or changes in the actuarial assumptions used in the valuation of the plan liabilities. Remeasurement gains and losses, and taxation thereon, are recognised in other comprehensive income and are not reclassified to profit or loss in subsequent periods. Actuarial valuations are carried out on a regular basis and are updated for material transactions and other material changes in circumstances (including changes in market prices and interest rates) up to the end of the reporting period. Deferred compensation plan The Group operates a deferred compensation plan in the US which allows certain employees to make additional provision for retirement through the deferral of salary with matching company contributions within a dedicated trust. The related assets and liabilities are recognised in the Group statement of financial position. The Group’s obligation to employees under the plan is limited to the fair value of assets held by the plan and so the assets and liabilities are valued at the same amount, with no net impact on profit or loss. Share-based payments The cost of equity-settled share-based payment transactions with employees is measured by reference to fair value at the date at which the right to the shares is granted. Fair value is determined by an external valuer using option pricing models. The cost of equity-settled share-based payment transactions is recognised, together with a corresponding increase in equity, over the period in which any performance or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (vesting date). The Group income statement charge represents the movement in cumulative expense recognised at the beginning and end of that year. No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market or non-vesting condition, which are treated as vesting irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied. Provisions Provisions are recognised when the Group has a present obligation as a result of a past event, it is probable that a payment will be made and a reliable estimate of the amount payable can be made. If the effect of the time value of money is material, the provision is discounted using a current pre-tax discount rate that reflects the risks specific to the liability. Commercial litigation and disputes A provision is made when management consider it probable that payment may occur and the amount can be reliably estimated even though the defence of the related claim may still be ongoing through the court or arbitration process. Self-insurance reserves The Group holds insurance policies with third-party insurers against certain risks relating to its corporate operations and owned and leased properties. Certain risks are reinsured through the Group’s captive insurance company (the ‘Captive’), SCH Insurance Company. This reduces the cost of insurance to the Group. For both the Group’s self-insurance provisions and its external insurance obligations, in addition to the Captive obtaining regulatory approval, each line of insurance is subject to review and approval by the Insurance Executive Sub-Committee. The level of retained risk and expected loss is reviewed annually to balance the level of risk against external risk transfer costs. 192 IHG Annual Report and Form 20-F 2025 Accounting policies continued

Insurance reserves are held principally in the Captive. They are established using independent actuarial assessments, which reflect current expectations of the future economic outlook, or are based on past claims experience provided by third parties. Amounts utilised are principally paid to third-party insurers or dedicated claims handlers for subsequent settlement with the claimant. Insurance The Group’s insurance reserves relating to managed hotels are included in the Group statement of financial position as insurance liabilities. Insurance liabilities include both claims which are incurred but not reported (‘IBNR’) and those reported but not yet settled. Reserves are established using IFRS 17’s premium allocation approach, as all policies have a duration of 12 months or less, and incorporate independent actuarial assessments which reflect current expectations of the future economic outlook and past claims experience. The Group assesses other arrangements with guarantees and similar features to determine whether an insurance contract exists. No material contracts have been identified to date. Insurance revenue and insurance expenses are presented separately within the Group income statement. Insurance revenue comprises reinsurance premiums which are recognised over the period of coverage; insurance expenses comprise the cost of claims and associated expenses. The effect of discounting is immaterial. In order to protect certain third-party insurers against the solvency risk of the Captive, the Group obtains stand-by letters of credit (‘SBLCs’) from various banks with a total value of $75m (2024: $84m). Other Group companies indemnify the banks against losses under these SBLCs, however this represents a secondary guarantee of the Group’s obligations which are already recorded on the statement of financial position, either as insurance liabilities under IFRS 17 or as self- insurance provisions. No additional liability is therefore recorded in respect of these indemnities. Disposal of non-current assets The Group recognises sales proceeds and any related gain or loss on disposal on completion of the sales process. In determining whether the gain or loss should be recorded, the Group considers whether it: – has a continuing managerial involvement to the degree associated with asset ownership; – has transferred the significant risks and rewards associated with asset ownership; and – can reliably measure and will actually receive the proceeds. Equity share capital and reserves Equity share capital Equity share capital includes the total net proceeds (both nominal value and share premium) on issue of the Company’s equity share capital. Share premium represents the amount of proceeds received for shares in excess of their nominal value. Capital redemption reserve The capital redemption reserve maintains the nominal value of the equity share capital of the Company when shares are repurchased and cancelled. Shares held by employee share trusts Shares held by employee share trusts comprise ordinary shares held by employee share trusts. Other reserves Other reserves comprise the merger and revaluation reserves previously recognised under UK GAAP, together with the reserve arising as a consequence of the Group’s capital reorganisation in June 2005. The revaluation reserve relates to the previous revaluations of property, plant and equipment which were included at deemed cost on adoption of IFRS. Following the change in presentational currency to US dollars in 2008, this reserve also includes exchange differences arising on retranslation to period-end exchange rates of equity share capital, the capital redemption reserve and shares held by employee share trusts. Fair value reserve The fair value reserve comprises movements in the value of financial assets measured at fair value through other comprehensive income. Cash flow hedge reserves The cash flow hedge reserves comprise: – Cash flow hedge reserve: the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition in profit or loss; and – Cost of hedging reserve: the gain or loss which is excluded from the designated hedging instrument relating to the foreign currency basis spread of currency swaps. Currency translation reserve The currency translation reserve comprises the movement in exchange differences arising from the translation of foreign operations and exchange differences on foreign currency borrowings and derivative financial instruments that provide an effective hedge against net investments in foreign operations. On adoption of IFRS, cumulative exchange differences were deemed to be $nil. Non-controlling interest A non-controlling interest is equity in a subsidiary of the Group not attributable, directly or indirectly, to the Group. Climate change There are no climate-related estimates and assumptions that have a material impact on asset values in the Group Financial Statements. In particular, the following have been considered: – In the case of goodwill and brands, the carrying value is recovered in less than five years under the Base Case forecasts and is not susceptible to medium-term risks. – In the case of the InterContinental Boston, for which the lease expires in 2105, the last impairment test performed indicated sufficient headroom above the asset value before the asset would be impaired. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 193 – In the case of other hotel assets (within property, plant and equipment, right-of-use assets, associates or other financial assets) the remaining economic lives, whether they are sensitive to the impact of transitional risks or are susceptible to physical risks. – In the case of contract assets, the term of the management agreement and the significant headroom of fee income over the asset carrying value. – In the case of trade deposits and loans, the short-term repayment period of these assets. – In the case of insurance liabilities and self-insurance provisions, the lines of insurance written by the Captive and procured externally, the terms of those policies and coverage from third-party insurers. – The period of coverage of performance guarantees and owner loan guarantees, together with caps on the Group’s exposure. Additionally, increasing operating costs over the medium term, for example energy, are not expected to have a material impact on any of the Group’s assets. While there is currently no material medium-term impact expected from climate change, the risks attached to climate change continue to evolve and these will continue to be assessed against the Group’s judgements and estimates. New accounting standards and other changes Adoption of new accounting standards From 1 January 2025, the Group has applied the following amendments: – IAS 21 – Lack of Exchangeability The amendment has not had a material impact on the Group’s reported financial performance or position. New standards issued but not yet effective From 1 January 2026, the Group will apply the amendments to: – IFRS 7 and 9 – Amendments to the Classification and Measurement of Financial Instruments; – IFRS 7 and 9 – Contracts Referencing Nature-dependent Electricity; and – Amendments arising from the IASB’s Annual Improvements Volume 11. From 1 January 2027, the Group will apply the amendment to: – IAS 21 – Translation to a Hyperinflationary Presentation Currency. There is no anticipated material impact from these amendments on the Group’s reported financial performance or position. IFRS 18 Presentation and Disclosure in Financial Statements The Group will adopt IFRS 18 with effect from 1 January 2027. This will replace IAS 1 ‘Presentation of Financial Statements’. IFRS 18 will require entities to classify all income and expenses within the income statement into the following categories: operating, investing, financing, tax and discontinued operations and will introduce two new defined subtotals within the Group income statement, operating profit and profit before financing and income taxes. Operating profit, as defined by IFRS 18, will differ from operating profit as reported in these financial statements. The primary differences are expected to be the inclusion of foreign exchange gains and losses and exclusion of the Group’s share of profit and losses of associates and joint ventures from IFRS 18’s operating profit. The Group’s share of profit and losses of associates and joint ventures will form part of IFRS 18’s investing category. IFRS 18 will require restatement of comparative periods. There will be no change to the Group’s reported profit for the year ended 31 December 2025 or net liabilities as that date when reported, in 2027, after adoption of IFRS 18. IFRS 18 introduces additional disclosures within the notes to the Group financial statements for management-defined performance measures (subtotals of income and expense that communicate management’s view of the performance of the Group as a whole). Disclosures relating to Non-GAAP measures that meet IFRS 18’s management-defined performance measures definition, primarily adjusted profit and interest measures, will be included within the financial statements in 2027. The new standard introduces new principles around aggregation and disaggregation of information within the financial statements. Related amendments to IAS 7 ‘Statement of Cash Flows’ will require the Group statement of cash flows to reconcile operating profit or loss to operating cash flows and will change the Group’s classification of cash flows from dividends and interest. The Group has completed its initial impact assessment, highlighting the key impacts of the standard as set out above. This work will continue in 2026. Other changes Foreign exchange gains and losses, which are primarily related to the Group’s internal funding structure, have been presented on a separate line of the Group income statement to provide greater clarity over a significant balance. The 2024 and 2023 amounts were previously presented within ‘Financial expenses’. Note 7 has been revised to exclude foreign exchange gains and losses in the comparative periods. Where applicable to other notes, foreign exchange gains and losses and net financial expenses are now presented separately in all periods, with no change in totals. 194 IHG Annual Report and Form 20-F 2025 Accounting policies continued 1. Exchange rates Sterling £0.76 £0.74 £0.78 £0.80 £0.80 £0.78 Euro €0.89 €0.85 €0.92 €0.96 €0.92 €0.90 2025 2024 2023 $1 equivalent Average Closing Average Closing Average Closing 2. Segmental information Revenue Americas 1,129 1,141 1,105 EMEAA 811 748 677 Greater China 165 161 161 Central 363 262 221 Revenue from reportable segments 2,468 2,312 2,164 System Fund and reimbursable revenues 2,721 2,611 2,460 Total revenue 5,189 4,923 4,624 2025 2024 2023 Year ended 31 December $m $m $m Profit Americas 836 828 815 EMEAA 303 270 215 Greater China 99 98 96 Central 27 (72) (107) Operating profit from reportable segments 1,265 1,124 1,019 System Fund and reimbursable result (46) (83) 19 Operating exceptional items (note 6) (21) – 28 Operating profit 1,198 1,041 1,066 Net financial expenses (153) (115) (87) Foreign exchange gains/(losses) 37 (25) 35 Remeasurement of contingent purchase consideration (8) (4) (4) Profit before tax 1,074 897 1,010 Tax (315) (269) (260) Profit for the year 759 628 750 2025 2024 2023 Year ended 31 December $m $m $m Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 195 Notes to the Group Financial Statements 2. Segmental information continued Non-cash items included within operating profit from reportable segments Depreciation and amortisationa 25 13 3 26 67 Contract assets deduction in revenue 30 21 1 – 52 Equity-settled share-based payments cost 13 7 4 18 42 Share of profit of associates and joint ventures – (6) – – (6) Americas EMEAA Greater China Central Group Year ended 31 December 2025 $m $m $m $m $m Depreciation and amortisationa 24 12 3 26 65 Contract assets deduction in revenue 24 18 1 – 43 Equity-settled share-based payments cost 10 5 3 19 37 Share of profit of associates and joint ventures (4) (6) – – (10) Americas EMEAA Greater China Central Group Year ended 31 December 2024 $m $m $m $m $m Americas EMEAA Greater China Central Group Year ended 31 December 2023 $m $m $m $m $m Depreciation and amortisationa 24 12 4 27 67 Contract assets deduction in revenue 21 15 1 – 37 Equity-settled share-based payments cost 9 4 2 16 31 Share of profit of associates (excluding exceptional items) (5) (8) – – (13) a. Includes $18m (2024: $16m, 2023: $17m) relating to cost of sales in owned & leased hotels and $49m (2024: $49m, 2023: $50m) relating to other assets. A further $79m (2024: $80m, 2023: $83m) was recorded within System Fund and reimbursable expenses. Geographical information Revenue United Kingdom 312 291 263 United States 1,965 1,902 1,777 Rest of World 1,195 1,119 1,020 3,472 3,312 3,060 System Fund revenues (note 31) 1,717 1,611 1,564 5,189 4,923 4,624 2025 2024 2023 Year ended 31 December $m $m $m For the purposes of the above table, fee business, owned & leased and reimbursable revenues are determined according to the location of the hotel and other revenue is attributed to the country of origin. In addition to the United Kingdom, revenue relating to an individual country is separately disclosed when it represents 10% or more of total revenue. System Fund revenues are not included in the geographical analysis as the Group does not monitor the Fund’s revenue by location of the hotel or, in the case of the loyalty programme, according to the location where members consume their rewards. Non-current assets United Kingdom 152 125 United States 1,107 1,110 Rest of World 1,241 1,017 2,500 2,252 2025 2024a 31 December $m $m a. The Group has revised the methodology used to allocate brands and software to individual countries to better reflect how intangible corporate assets are deployed globally at each reporting date. The assets were previously allocated based on the location of the owning entity or based on long-term trading expectations at the time the asset was acquired. They are now allocated based on the most relevant distribution of open and pipeline rooms at the reporting date. The change in policy reduced the United States total by $280m (2024: $260m) and increased the United Kingdom and Rest of World by $35m (2024: $21m) and $245m (2024: $239m), respectively. No additional countries exceeded 10% of total non-current assets. For the purposes of the above table, non-current assets comprise goodwill and other intangible assets, property, plant and equipment, right-of-use assets, investments in associates and joint ventures, non-current other receivables, non-current contract costs and non-current contract assets. In addition to the United Kingdom, non-current assets relating to an individual country are separately disclosed when they represent 10% or more of total non-current assets, as defined above. $294m (2024: $307m) of tangible fixed assets are located in the United States, of which $93m (2024: $99m) relates to property, plant and equipment and $201m (2024: $208m) relates to right-of-use assets. 196 IHG Annual Report and Form 20-F 2025 Notes to the Group Financial Statements continued

Strategic Report | Governance | Group Financial Statements | Parent Company Financial Statements | Additional Information
Annual Report and Form 20-F 2025 | IHG | 197

3. Revenue

Disaggregation of revenue

Year ended 31 December 2025	Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m
Franchise and base management fees	943	299	129	–	1,371
Incentive management fees	20	134	36	–	190
Central revenue	–	–	–	336	336
Revenue from fee business	963	433	165	336	1,897
Revenue from owned & leased hotels	166	378	–	–	544
Revenue from insurance activities	–	–	–	27	27
	1,129	811	165	363	2,468
System Fund revenues (note 31)					1,717
Reimbursable revenues (note 31)					1,004
Total revenue					5,189

Central revenue arises principally from technology fee income and ancillary revenues including co-brand licensing fees and, following execution of a revised agreement with the IHG Owners Association in 2024, a portion of revenue from the consumption of certain IHG One Rewards points. The agreed change initially applied to 50% of proceeds from points sold to consumers from 1 January 2024 and increased to 100% from 1 January 2025. In line with the Group's accounting policy (see page 186), revenue from the sale of points is deferred until the future benefit has been consumed by the member.

Year ended 31 December 2024	Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m
Franchise and base management fees	958	277	122	–	1,357
Incentive management fees	21	118	39	–	178
Central revenue	–	–	–	239	239
Revenue from fee business	979	395	161	239	1,774
Revenue from owned & leased hotels	162	353	–	–	515
Revenue from insurance activities	–	–	–	23	23
	1,141	748	161	262	2,312
System Fund revenues (note 31)					1,611
Reimbursable revenues (note 31)					1,000
Total revenue					4,923

Year ended 31 December 2023	Americas $m	EMEAA $m	Greater China $m	Central $m	Group $m
Franchise and base management fees	936	253	115	–	1,304
Incentive management fees	21	101	46	–	168
Central revenue	–	–	–	200	200
Revenue from fee business	957	354	161	200	1,672
Revenue from owned & leased hotels	148	323	–	–	471
Revenue from insurance activities	–	–	–	21	21
	1,105	677	161	221	2,164
System Fund revenues (note 31)					1,564
Reimbursable revenues (note 31)					896
Total revenue					4,624

Contract balances

31 December	2025 $m	2024 $m
Trade receivables (note 16)	698	651
Contract assets	798	650
Deferred revenue	(2,169)	(2,060)

198 | IHG | Annual Report and Form 20-F 2025

Notes to the Group Financial Statements continued

3. Revenue continued

Contract assets

	2025 $m	2024 $m
At 1 January	**650**	459
Additions	**183**	237
Recognised as a deduction to revenue	**(52)**	(43)
Impairment reversals (note 6)	**–**	3
Repayments	**(2)**	–
Exchange and other adjustments	**19**	(6)
At 31 December	**798**	650
Analysed as:		
Current	**47**	38
Non-current	**751**	612
	798	650

The increase in the balance of contract assets in 2025 and 2024 is due to payments in the year exceeding amounts recognised as a reduction to revenue over the term of the relevant management and franchise agreements, reflecting the growth in the Group's system size including the NOVUM conversion portfolio signed in 2024.

The Group also has future commitments for key money payments which are contingent upon future events and may reverse.

At 31 December 2025, the maximum exposure remaining under performance guarantees was $67m (2024: $77m).

Deferred revenue

	Loyalty programme $m	Other co-brand fees $m	Application & re-licensing fees $m	Other $m	Total $m
At 1 January 2024	1,529	22	171	126	1,848
Increase in deferred revenue	726	97	23	61	907
Recognised as revenue	(602)	(8)	(23)	(58)	(691)
Exchange and other adjustments	–	–	–	(4)	(4)
At 31 December 2024	1,653	111	171	125	2,060
Increase in deferred revenue	**784**	**36**	**24**	**69**	**913**
Recognised as revenue	**(710)**	**(12)**	**(22)**	**(65)**	**(809)**
Exchange and other adjustments	**–**	**–**	**–**	**5**	**5**
At 31 December 2025	**1,727**	**135**	**173**	**134**	**2,169**
Analysed as:					
Current	**715**	**13**	**22**	**79**	**829**
Non-current	**1,012**	**122**	**151**	**55**	**1,340**
	1,727	**135**	**173**	**134**	**2,169**
At 31 December 2024 analysed as:					
Current	661	12	23	70	766
Non-current	992	99	148	55	1,294
	1,653	111	171	125	2,060

Increase in deferred revenue includes both amounts received and recognised as revenue in the same year. Amounts recognised as revenue were included in deferred revenue at the beginning of the year.

Loyalty programme revenues, shown gross in the table above, are presented net of the corresponding redemption cost in the Group income statement.

Other deferred revenue includes guest deposits received by owned & leased hotels and technical service fees.

Strategic Report | Governance | Group Financial Statements | Parent Company Financial Statements | Additional Information
Annual Report and Form 20-F 2025 | IHG | 199

3. Revenue continued

Transaction price allocated to remaining performance obligations

The expected timing of recognition of amounts received and not yet recognised relating to performance obligations that were unsatisfied at the year end are as follows:

	2025			2024		
	Loyalty and co-brand $m	Other $m	Total $m	Loyalty and co-brand $m	Other $m	Total $m
Less than one year	728	101	829	673	93	766
Between one and two years	364	41	405	355	43	398
Between two and three years	221	32	253	214	30	244
Between three and four years	146	25	171	140	24	164
Between four and five years	100	22	122	95	22	117
More than five years	303	86	389	287	84	371
	1,862	307	2,169	1,764	296	2,060

Contract costs

	2025 $m	2024 $m
At 1 January	95	87
Costs incurred	20	18
Charged to income statement	(9)	(8)
Exchange and other adjustments	2	(2)
At 31 December	108	95
Analysed as:		
Current	5	5
Non-current	103	90
	108	95

4. Staff costs and Directors' remuneration

Staff costs and average number of employees

Staff costs	2025 $m	2024 $m	2023 $m
Wages and salaries	**1,888**	1,890	1,752
Social security costs	**167**	159	143
Share-based payment cost (note 27)	**72**	67	56
Pension and other post-retirement benefits:			
Defined benefit plans	**7**	7	4
Defined contribution plans	**66**	62	58
	2,200	2,185	2,013
Analysed as:			
Costs borne by IHG[a]	**792**	800	747
Costs borne by the System Fund or reimbursed[a]	**1,408**	1,385	1,266
	2,200	2,185	2,013

a. In 2025, includes $8m classified as exceptional relating to the global efficiency programme. An additional $7m is included in costs borne by the System Fund or reimbursed.

200 | IHG | Annual Report and Form 20-F 2025

Notes to the Group Financial Statements continued

4. Staff costs and Directors' remuneration continued

Staff costs and average number of employees continued

Monthly average number of employees, including part-time employees	2025	2024	2023
Employees whose costs are borne by IHG:			
Americas	**1,665**	1,612	1,578
EMEAA	**3,629**	3,635	3,642
Greater China	**368**	357	352
Central	**1,797**	1,783	1,720
	7,459	7,387	7,292
Employees whose costs are borne by the System Fund or are reimbursed	**20,390**	20,752	20,306
	27,849	28,139	27,598

Directors' remuneration

	2025 $m	2024 $m	2023 $m
Base salaries, fees, annual performance payments and benefits	**7.8**	6.9	6.9

+ More detailed information on the remuneration including pensions and share awards for each Director is shown in the Directors' Remuneration Report within the 'Single total figure of remuneration' tables for Executive Directors on page 148 and Non-Executive Directors on page 156. Shareholdings for each Director are shown within 'Shares and awards held by Executive Directors at 31 December 2025' for Executive Directors on page 153 and 'Non-Executive Directors' shareholdings' for Non-Executive Directors on page 156.

5. Auditor's remuneration paid to PricewaterhouseCoopers LLP

	2025 $m	2024 $m	2023 $m
Audit of the Financial Statements	7	7	7
Audit of subsidiaries	3	3	3
Other assurance services[a]	2	1	1
	12	11	11
Under SEC regulations analysed as:			
Audit	11	10	10
Other audit-related	1	1	1
	12	11	11

a. Other assurance services consists of controls assurance engagements, assurance services connected with the issue of bonds and audit of System Fund financial information.

6. Operating exceptional items Global efficiency programme (a) (12) – – Commercial litigation and disputes (b) (9) (12) – Share of profits on the Barclay associate (c) – – 18 Business interruption insurance (d) – – 10 Impairment reversal on financial assets (e) – 6 – Impairment reversal on property, plant and equipment (f) – 3 – Impairment reversal on contract assets (g) – 3 – Operating exceptional items (21) – 28 Operating exceptional items analysed as: Americas (2) 4 27 EMEAA (13) (4) 1 Central (6) – – (21) – 28 Cash flows relating to operating exceptional items (h) (23) 8 (29) Note 2025 2024 2023 $m $m $m + The above items are defined by management as exceptional as further described on page 187. (a) Global efficiency programme Comprises costs incurred in the ongoing delivery of a global efficiency programme, designed to achieve incremental cost base efficiencies and effectiveness. The costs, included within ‘Cost of sales’ and ‘Administrative expenses’ in the Group income statement, are presented as exceptional because they relate to a comprehensive programme and therefore do not reflect normal, ongoing costs of the business. An additional $10m was charged to the System Fund (see note 31). Further exceptional costs are expected to be incurred to complete the programme in 2026. (b) Commercial litigation and disputes From time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation. The charge relates to the EMEAA region and includes legal costs. The costs, included within ‘Administrative expenses’ in the Group income statement, are presented as exceptional reflecting the quantum of the costs and nature of the disputes. (c) Share of profits on the Barclay associate Related to the reversal of a liability for amounts payable to the Barclay associate, linked to the value of the hotel. The reversal, included within ‘Share of profits of associates and joint ventures’ in the Group income statement, was presented as exceptional for consistency with the treatment of the corresponding expense. (d) Business interruption insurance Related to amounts receivable from the Group’s insurer under its business interruption policy for certain owned & leased hotels due to Covid-19. The income, included within ‘Other operating income’, was presented as exceptional due to its size. (e) Impairment reversal on financial assets The 2024 reversal of $6m related to impairments originally recorded in 2020. These reversals, included within ‘Impairment (loss)/ reversal on financial assets’ in the Group income statement, were presented as exceptional for consistency with the treatment of the corresponding impairments. (f) Impairment reversal on property, plant and equipment The 2024 reversal of $3m related to one hotel in the UK portfolio. The original impairment was recorded in 2020. The reversal, included within ‘Other net impairment charges’ in the Group income statement, was presented as exceptional for consistency with the treatment applied in prior years. (g) Impairment reversal on contract assets The 2024 reversal of $3m related to an impairment originally recorded in 2020. The reversal, included within ‘Other net impairment charges’ in the Group income statement, was presented as exceptional for consistency with the treatment applied in prior years. (h) Cash flows relating to operating exceptional items Comprises the cash flows within the year relating to all operating exceptional items from the current and previous periods. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 201 7. Financial income and expenses Financial income Financial income on deposits and money market funds 33 48 33 Interest income on loans and other assets 16 15 6 49 63 39 Financial expenses Interest expense on external borrowings 165 131 85 Interest expense on lease liabilities 30 30 29 Unwind of discount on deferred purchase consideration – – 1 Other charges 7 17 11 202 178 126 2025 2024a 2023a $m $m $m a. In 2025, foreign exchange gains/(losses) have been presented on a separate line of the Group income statement. The 2024 and 2023 amounts were previously presented within ‘Financial expenses’. Financial income comprises $34m (2024: $47m, 2023: $24m) relating to financial assets held at amortised cost and $15m (2024: $16m, 2023: $15m) relating to financial assets held at FVTPL. Interest expense on external borrowings and unwind of discount on deferred purchase consideration relate to financial liabilities which are held at amortised cost. Other charges includes bank charges and non-bank interest expense. In 2025, $44m (2024: $49m, 2023: $43m) was payable to the System Fund in relation to interest accumulated on the balance of cash received in advance of the consumption of points awarded through the IHG One Rewards loyalty programme. The expense and corresponding System Fund interest income are eliminated within financial expenses. On a net basis, financial income and expenses includes $3m (2024: $1m, 2023: $1m) of other interest which is also attributable to the System Fund. 8. Tax Tax on profit for the year Current taxa Current period 15 24 16 306 292 245 321 316 261 Adjustments in respect of prior periods 2 – – (3) – 12 (1) – 12 17 24 16 303 292 257 320 316 273 Deferred tax Origination and reversal of temporary differences 12 11 1 (39) (56) (21) (27) (45) (20) Changes in tax rates and tax laws – – – – – 2 – – 2 Adjustments to unprovided or unrecognised deferred taxb – – – 21 – 5 21 – 5 Adjustments in respect of prior periods 6 (2) 1 (5) – (1) 1 (2) – 18 9 2 (23) (56) (15) (5) (47) (13) Income tax charge for the yearc 35 33 18 280 236 242 315 269 260 United Kingdom Other jurisdictions Total 2025 2024 2023 2025 2024 2023 2025 2024 2023 $m $m $m $m $m $m $m $m $m a. Includes $6m (2024: $2m, 2023: $nil) in respect of taxes arising under the Pillar Two framework. b. In 2025, relates to tax arising following the completion of an intragroup restructuring. c. ‘Other jurisdictions’ includes $205m (2024: $169m, 2023: $172m) in respect of US taxes. 202 IHG Annual Report and Form 20-F 2025 Notes to the Group Financial Statements continued 8. Tax continued The income tax charge includes the following exceptional items: Tax on operating exceptional itemsa 4 1 – – (3) (4) Exceptional tax chargeb (34) 13 – – – – (16) – (7) 2025 2024 2023 Current tax Deferred tax Current tax Deferred tax Current tax Deferred tax $m $m $m $m $m $m a. Comprises the tax impacts of the operating exceptional items in note 6. b. Comprises a $34m current tax charge and a $34m deferred tax credit, both in respect of tax that arose on the acquisition of Holiday Inn in 1990, and a $21m deferred tax charge following the completion of an intra-group restructuring transaction, which otherwise has had no impact on the consolidated financial statements. These are presented as exceptional due to their size and non-recurring nature. Reconciliation of tax charge Tax at UK blended rate 25.0 25.0 23.5 Tax credits (0.5) (0.6) (0.5) System Funda (0.1) 1.2 (1.3) Foreign exchange losses/(gains) (0.6) 1.0 (1.0) Other permanent differencesb – (0.5) 0.9 Non-recoverable foreign taxes 3.0 2.4 1.3 Net effect of different rates of taxc 0.4 1.5 1.5 Effect of substantive enactment of UAE tax rates and lawsd – – (0.9) Effect of changes in other tax rates and laws – – 0.2 Items on which deferred tax arose but where no deferred tax is recognisede 0.2 0.2 0.2 Effect of adjustments to unprovided or unrecognised deferred taxesf 1.9 – 0.5 Adjustments to the tax charge in respect of prior periodsg – (0.2) 1.3 29.3 30.0 25.7 2025 2024 2023% % % a. The System Fund is, in general, not subject to taxation. b. Includes (0.8)%pts (2024: (1.0)% pts, 2023: (0.6)%pts) in respect of the US Foreign-Derived Intangible Income regime. c. Includes 1.1%pts (2024: 1.2%pts, 2023: 1.3%pts) driven by the relatively high blended US rate, which includes US Federal and State taxes. d. During 2023, law implementing a new corporate income tax regime was substantively enacted in the UAE. This resulted in the recognition of a deferred tax asset of $9m in the UAE. Absent further law change, this benefit is not likely to reoccur. e. Predominantly in respect of losses arising in the year. f. Adjustments relating to estimated recoverable deferred tax assets. In 2025, relates to a deferred tax charge following the completion of an intra-group restructuring transaction. In 2023, included 0.7%pts relating to the provision of previously unprovided deferred tax liabilities which arise on temporary differences in subsidiaries. g. Relates to the finalisation of tax returns, activity from tax authorities such as tax audits and the reassessment of provisions for uncertain tax positions. Factors that may affect the future tax charge Many factors will affect the Group’s future tax rate, the main ones being future legislative developments, future profitability of underlying subsidiaries and resolution of tax uncertainties. In 2021, the OECD made proposals for worldwide tax reform under a two ‘pillar’ system – Pillar One and Pillar Two. Pillar One (broadly, the reallocation of certain taxing rights to countries where customers are located) has not been enacted in any jurisdiction and, in any event, the Group would not expect to be impacted. There has been no substantial progress by the OECD on the Pillar One rules and there is no certainty as to whether these will be ever enacted. Pillar Two seeks to impose a global minimum tax, essentially establishing a floor on corporate tax competition by ensuring a large multinational enterprise is subject to tax in each jurisdiction at a 15% effective minimum tax rate. Pillar Two rules are in effect for the Group and the Group’s Pillar Two liability for 2025 is estimated to be $6m. The administration and compliance behind the rules are burdensome and the Group will rely on transitional ‘safe harbour’ exemptions which remove the need to prepare full calculations for Pillar Two for qualifying territories. The OECD agreed in January 2026 that these transitional arrangements would be extended a further year, until the end of 2027, and announced a permanent safe harbour that will replace it. Based upon this announcement, the Group expects that it will be able to rely on the permanent safe harbour for a number of key jurisdictions, such as the US and China where the Group’s blended effective tax rate exceeds 25%, and therefore considers the likelihood of material future Pillar Two taxes arising to be low, based upon the current profile of the Group’s business. The Group continues to monitor external tax developments in this area, particularly as the new permanent safe harbour passes through the legislative process. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 203 8. Tax continued Tax paid Total tax paid (net of refunds) of $307m (2024: $309m) is entirely in respect of operating activities. This comprises taxes paid directly by Group entities to taxing authorities and taxes withheld at source in respect of fees payable to the Group. Taxes withheld at source are paid by hotel owners to their local taxing authorities on behalf of the Group. The table below shows the territories to whom taxes are directly paid by the Group which exceed $5m in the current or comparative periods, in addition to the UK, the Group’s headquarter jurisdiction. The increase between 2023 and 2024 is predominantly driven by the corresponding increase to Group profitability and movement in deferred taxes. During 2025, exceptional tax of $34m was paid without which there would have been a year-on-year decrease in taxes paid, as a result of tax reforms in the US. Chinaa 13 11 5 Japana 9 3 3 Mexicob 8 5 3 Singaporea 9 7 4 United Kingdomb 10 10 8 United Statesb 194 220 171 Other jurisdictions 17 15 12 260 271 206 Taxes withheld at source 47 38 37 Tax paid per cash flow 307 309 243 Analysed as: Exceptional tax paidc 34 – – Other 273 309 243 307 309 243 2025 2024 2023 $m $m $m a. Tax payments are typically based upon the previous year’s profits. b. Tax payments are typically based upon the current year’s profits. c. Exceptional tax paid of $34m in 2025 relates to the settlement of a tax liability in the United States which originally arose as a result of the acquisition of Holiday Inn in 1990 and became due for payment in 2025. There was no net impact on the tax charge for any year presented. The payment is classified as an exceptional cash flow due to its size and nature. A reconciliation of tax paid to the current tax charge in the Group income statement is as follows: Current tax charge in the Group income statement 320 316 273 Current tax charge/(credit) in the Group statement of comprehensive income 2 (3) (6) Current tax credit taken directly to equity (15) (6) (5) Total current tax charge 307 307 262 Movements to tax contingenciesa (1) (4) (2) Timing differences of cash tax paid and foreign exchange differences 1 6 (17) Tax paid per cash flow 307 309 243 2025 2024 2023 $m $m $m a. Tax contingency movements are included within the current tax charge but do not impact cash tax paid in the year. Settlements of tax contingencies are included within cash tax paid in the year but not recorded in the current year tax charge. 204 IHG Annual Report and Form 20-F 2025 Notes to the Group Financial Statements continued

Strategic Report | Governance | Group Financial Statements | Parent Company Financial Statements | Additional Information | Annual Report and Form 20-F 2025 | IHG | 205

8. Tax continued

Deferred tax

	Property, plant, equipment and software $m	Application fees $m	Deferred gains on loan notes[a] $m	Associates $m	Losses[b] $m	Deferred compensation and employee benefits $m	Deferred revenue[c] $m	Research and development $m	Intangible assets excluding software $m	Other short-term temporary differences[d] $m	Total $m
At 1 January 2024	(30)	42	(34)	(60)	76	95	–	15	(46)	8	66
Group income statement	21	–	–	1	(7)	9	30	18	(14)	(11)	47
Group statement of comprehensive income	–	–	–	–	(3)	–	–	–	–	(13)	(16)
Group statement of changes in equity	–	–	–	–	–	9	–	–	–	–	9
Exchange and other adjustments	–	–	–	–	(1)	–	–	–	–	(1)	(2)
At 31 December 2024	(9)	42	(34)	(59)	65	113	30	33	(60)	(17)	104
Group income statement	**(1)**	**1**	**34**	**1**	**–**	**8**	**19**	**(17)**	**(14)**	**(26)**	**5**
Group statement of comprehensive income	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**14**	**14**
Group statement of changes in equity	**–**	**–**	**–**	**–**	**–**	**(6)**	**–**	**–**	**–**	**–**	**(6)**
Exchange and other adjustments	**2**	**–**	**–**	**–**	**5**	**3**	**–**	**–**	**2**	**–**	**12**
At 31 December 2025	**(8)**	**43**	**–**	**(58)**	**70**	**118**	**49**	**16**	**(72)**	**(29)**	**129**

a. In 2025, movement is in respect of tax arising on the acquisition of Holiday Inn in 1990. This is included within the exceptional tax charge.

b. Wholly in respect of revenue losses.

c. The movements in 2024 arose as a result of a revised agreement with the IHG Owners Association (see note 3) and deferred revenue in respect of co-branding agreements.

d. Primarily in respect of contract costs, right-of-use assets, unrealised foreign exchange and expected credit losses on trade receivables, none of which has a balance exceeding $20m.

The analysis of the deferred tax balance after considering the offset of assets and liabilities within entities where there is a legal right to do so and an analysis of the deferred tax balance showing all territories with balances greater than $10m in either the current or prior year are as follows:

	2025 $m	2024 $m
Deferred tax assets	**146**	122
Deferred tax liabilities	**(17)**	(18)
	129	104
Analysed as:		
United Arab Emirates	**13**	12
United Kingdom	**92**	99
United States	**33**	–
Other	**(9)**	(7)
	129	104

A deferred tax asset of $4m (2024: $3m) has been recognised in legal entities which have made a loss in the current or the previous year.

206 | IHG | Annual Report and Form 20-F 2025

Notes to the Group Financial Statements continued

8. Tax continued

Recoverability of UK deferred tax assets

The Group has recognised deferred tax assets of $92m (2024: $99m) in the UK. The major components are revenue losses of $65m (2024: $62m) and tax depreciation of $30m (2024: $32m), reduced by a deferred tax liability of $19m (2024: $13m) on past tax deductions in respect of intellectual property. The losses have arisen by identifiable non-recurring events, for example special contributions into a former Group pension scheme and the impact of Covid-19, absent which, the UK tax group would have been profitable, and there has been a history of loss usage since the Covid-19 restrictions eased. The losses do not expire, although they can only be offset against 50% of annual UK taxable profits.

Unrecognised deferred tax assets

The Group does not recognise deferred tax assets if it cannot anticipate being able to offset them against existing deferred tax liabilities or against future profits or gains.

The total unrecognised deferred tax position is as follows:

	Gross		Unrecognised deferred tax	
	2025 $m	2024 $m	2025 $m	2024 $m
Revenue losses	480	432	84	75
Capital losses	630	580	158	146
	1,110	1,012	242	221
Tax credits	61	46	61	46
Other[a]	17	22	4	7
	1,188	1,080	307	274

a. Primarily relates to costs incurred for which tax relief has not been obtained.

There is no expiry date to any of the above unrecognised assets other than for the losses and tax credits as shown in the table below:

	Gross		Unrecognised deferred tax	
Expiry date	2025 $m	2024 $m	2025 $m	2024 $m
2025	–	11	–	2
2026	6	7	1	1
2027	6	7	1	1
2029	10	10	10	10
2032	15	15	15	15
After 2032	34	21	34	21

Unprovided deferred tax liabilities

No deferred tax liability has been provided in respect of $42m (2024: $517m) of temporary differences relating to subsidiaries (comprising undistributed earnings and inherent gains and losses).

Uncertain tax positions

Current tax payable includes $11m (2024: $9m) in respect of uncertain tax positions, with the largest single item not exceeding $3m (2024: $3m). There are no amounts recognised in relation to uncertain tax positions within deferred tax in either the current or prior year.

The Group's most material territories for tax are the US and the UK, and the Group has now agreed all US federal tax returns up to and including 2020. The US Internal Revenue Service is conducting routine audits of the 2021 and 2022 US federal tax return periods. The Group considers the risk of material adjustment to be low. In the UK, the Group has agreed all UK Corporation Tax returns for periods up to 2023.

Strategic Report | Governance | Group Financial Statements | Parent Company Financial Statements | Additional Information | Annual Report and Form 20-F 2025 | IHG | 207

9. Dividends

Paid during the year	2025 cents per share	2025 $m	2024 cents per share	2024 $m	2023 cents per share	2023 $m
Final (declared for previous year)	**114.4**	**180**	104.0	172	94.5	166
Interim	**58.6**	**90**	53.2	87	48.3	79
	173.0	**270**	157.2	259	142.8	245

The final dividend in respect of 2025 of 125.9¢ per ordinary share (amounting to approximately $190m) is proposed for approval at the AGM on 7 May 2026. The final dividend is first determined in US dollars and the sterling amount will be announced on 27 April 2026 using the average of the daily exchange rates for the three working days commencing 22 April 2026.

10. Earnings per ordinary share

Basic earnings per ordinary share	2025	2024	2023
Profit available for equity holders ($m)	**758**	628	750
Basic weighted average number of ordinary shares (millions)	**154.4**	161.2	169.0
Basic earnings per ordinary share (cents)	**490.9**	389.6	443.8

Diluted earnings per ordinary share	2025	2024	2023
Profit available for equity holders ($m)	**758**	628	750
Diluted weighted average number of ordinary shares (millions)	**155.8**	163.0	170.0
Diluted earnings per ordinary share (cents)	**486.5**	385.3	441.2

Basic and diluted share denominators are calculated as follows:

	2025 millions	2024 millions	2023 millions
Weighted average number of ordinary shares in issue	**161.0**	168.6	177.0
Weighted average number of treasury shares[a]	**(6.6)**	(7.4)	(8.0)
Basic weighted average number of ordinary shares	**154.4**	161.2	169.0
Dilutive potential ordinary shares	**1.4**	1.8	1.0
Diluted weighted average number of ordinary shares	**155.8**	163.0	170.0

a. Includes other shares that do not receive dividends.

208 | IHG | Annual Report and Form 20-F 2025

Notes to the Group Financial Statements continued

11. Goodwill and other intangible assets

	Goodwill $m	Brands $m	Software $m	Management agreements $m	Other intangibles $m	Total $m
Cost						
At 1 January 2024	516	439	825	122	24	1,926
Additions	–	–	48	–	1	49
Fully amortised assets written off	–	–	(49)	–	(1)	(50)
Disposals	–	–	(4)	–	–	(4)
Exchange and other adjustments	(5)	–	–	–	–	(5)
At 31 December 2024	511	439	820	122	24	1,916
Additions	**–**	**136**	**49**	**–**	**–**	**185**
Fully amortised assets written off	**–**	**–**	**(87)**	**–**	**–**	**(87)**
Exchange and other adjustments	**7**	**15**	**1**	**–**	**1**	**24**
At 31 December 2025	**518**	**590**	**783**	**122**	**25**	**2,038**
Amortisation and impairment						
At 1 January 2024	(180)	–	(528)	(103)	(16)	(827)
Provided	–	–	(17)	(1)	(1)	(19)
System Fund expense	–	–	(77)	–	(1)	(78)
Impairment charge	–	–	(2)	–	–	(2)
System Fund impairment charge	–	–	(3)	–	–	(3)
Fully amortised assets written off	–	–	49	–	1	50

Disposals	–	–	4	–	–	4
Exchange and other adjustments	–	–	1	–	–	1
At 31 December 2024	(180)	–	(573)	(104)	(17)	(874)
Provided	–	–	(14)	(1)	(1)	(16)
System Fund expense	–	–	(75)	–	–	(75)
Fully amortised assets written off	–	–	87	–	–	87
Exchange and other adjustments	(3)	–	–	(1)	(1)	(5)
At 31 December 2025	**(183)**	**–**	**(575)**	**(106)**	**(19)**	**(883)**
Net book value						
At 31 December 2025	**335**	**590**	**208**	**16**	**6**	**1,155**
At 31 December 2024	331	439	247	18	7	1,042
At 1 January 2024	336	439	297	19	8	1,099

Strategic Report | Governance | Group Financial Statements | Parent Company Financial Statements | Additional Information | Annual Report and Form 20-F 2025 | IHG | 209

11. Goodwill and other intangible assets continued

Goodwill and brands

Brands

During the year, the Group acquired the Ruby brand and related intellectual property. The transaction is accounted for as an asset acquisition. The brand was recognised at cost of €129m ($136m), including the fair value of contingent purchase consideration at the acquisition date of €15m ($16m).

The carrying value of acquired brands at 31 December 2025 was $590m, including Ruby ($151m), Kimpton ($193m), Regent ($57m) and Six Senses ($189m). Each brand is considered to have an indefinite life given their strong brand awareness and reputation, and management's commitment to continued investment in their growth. The brands are protected by trademarks and there are not believed to be any legal, regulatory or contractual provisions that limit the useful lives of the brands. In the hotel industry there are a number of brands that have existed for many years and IHG has brands that are over 60 years old.

Allocation of goodwill and brands to CGUs

	Americas (group of CGUs) $m	EMEAA (group of CGUs) $m	Greater China $m	Total $m
At 1 January 2024[a]	282	415	78	775
Allocation adjustments[a]	3	(3)	–	–
Exchange adjustments	–	(5)	–	(5)
At 31 December 2024[a]	285	407	78	770
Additions	–	136	–	136
Allocation adjustments	(14)	13	1	–
Exchange adjustments	–	19	–	19
At 31 December 2025	**271**	**575**	**79**	**925**
Analysed as:				
Goodwill	132	195	8	335
Brands	139	380	71	590

a. The Group has revised the methodology used to allocate brands to groups of CGUs. Brands, which are corporate assets for the purpose of impairment testing, were previously allocated based on long-term trading expectations at the time the asset was acquired. They are now allocated based on the current distribution of open and pipeline rooms to better reflect their deployment across the groups of CGUs at each reporting date. The change in policy reduced the allocation to Americas at 31 December 2025 by $173m (2024: $134m) and increased the allocation to EMEAA and Greater China by $124m (2024: $80m) and $49m (2024: $54m), respectively. No impairments arose under either policy. There is no change to the allocation of goodwill.

The recoverable amounts of the CGUs, or groups of CGUs, have been determined from value in use calculations. The key assumptions are RevPAR growth (detailed on page 183 within 'Going concern'), terminal growth rates and pre-tax discount rates. Cash flows beyond the five-year period are extrapolated using terminal growth rates that do not exceed the average long-term growth rates for the relevant markets. Cash flow projections are discounted using pre-tax rates that are based on the Group's weighted average cost of capital and incorporate adjustments reflecting risks specific to the territory of the CGU.

The weighted average terminal growth rates and pre-tax discount rates are as follows:

	2025		2024	
	Terminal growth rate %	Pre-tax discount rate %	Terminal growth rate %	Pre-tax discount rate %
Americas	2.0	12.0	2.1	11.6
EMEAA	2.3	12.9	2.5	13.6
Greater China	2.5	9.9	2.5	10.5

Given the significant amounts by which the recoverable amounts exceed the carrying values, and reflecting the number of years of Base Case forecasts required to recover the carrying value, management have determined that impairment charges would not arise from reasonably possible changes in the key assumptions.

Software

Software includes $60m relating to the development of the next-generation Guest Reservation System with Amadeus of which $55m is internally developed software which is being amortised over seven to 10 years, with two years remaining at 31 December 2025.

In 2024, a total of $5m impairment was charged relating to assets which had been replaced as a result of more recent initiatives.

Management agreements

Management agreements relate to contracts recognised at fair value on acquisition. The weighted average remaining amortisation period for all management agreements is 11 years (2024: 13 years).

210 | IHG | Annual Report and Form 20-F 2025

Notes to the Group Financial Statements continued

12. Property, plant and equipment

	Land and buildings $m	Fixtures, fittings and equipment $m	Total $m
Cost			
At 1 January 2024	111	300	411
Additions	–	27	27
Fully depreciated assets written off	(3)	(27)	(30)
Disposals	(8)	(8)	(16)
Exchange and other adjustments	(1)	(4)	(5)
At 31 December 2024	99	288	387
Additions	**–**	**28**	**28**
Fully depreciated assets written off	**–**	**(32)**	**(32)**
Disposals	**–**	**(1)**	**(1)**
Exchange and other adjustments	**–**	**10**	**10**
At 31 December 2025	**99**	**293**	**392**
Depreciation and impairment			
At 1 January 2024	(54)	(204)	(258)
Provided	(3)	(21)	(24)
System Fund expense	–	(4)	(4)
Impairment reversal	–	3	3
Fully depreciated assets written off	3	27	30
Disposals	–	8	8
Exchange and other adjustments	1	3	4
At 31 December 2024	(53)	(188)	(241)
Provided	**(3)**	**(24)**	**(27)**
System Fund expense	**–**	**(3)**	**(3)**
Impairment charge	**(1)**	**–**	**(1)**
Fully depreciated assets written off	**–**	**32**	**32**
Disposals	**–**	**1**	**1**
Exchange and other adjustments	**–**	**(5)**	**(5)**
At 31 December 2025	**(57)**	**(187)**	**(244)**
Net book value			
At 31 December 2025	**42**	**106**	**148**
At 31 December 2024	46	100	146
At 1 January 2024	57	96	153

The Group's property, plant and equipment mainly comprises buildings and leasehold improvements on 17 hotels (2024: 17 hotels), and offices and computer hardware throughout the world.

Strategic Report | Governance | Group Financial Statements | Parent Company Financial Statements | Additional Information
Annual Report and Form 20-F 2025 | IHG | 211

13. Leases

Right-of-use assets

	Land and buildings $m	Investment property $m	Other $m	Total $m
Cost				
At 1 January 2024	534	52	3	589
Additions and other remeasurements	28	–	5	33
Transfers to finance lease receivable	(13)	(14)	(4)	(31)
Terminations	(11)	–	(1)	(12)
Exchange and other adjustments	(5)	–	–	(5)
At 31 December 2024	533	38	3	574
Additions and other remeasurements	**16**	**–**	**1**	**17**
Terminations	**(2)**	**–**	**–**	**(2)**
Exchange and other adjustments	**8**	**–**	**–**	**8**
At 31 December 2025	**555**	**38**	**4**	**597**
Depreciation and impairment				
At 1 January 2024	(266)	(49)	(1)	(316)
Provided	(21)	–	(1)	(22)
System Fund expense	2	–	–	2
Transfers to finance lease receivable	8	13	–	21
Terminations	11	–	1	12
Exchange and other adjustments	5	–	–	5
At 31 December 2024	(261)	(36)	(1)	(298)
Provided	**(23)**	**–**	**(1)**	**(24)**
System Fund expense	**(1)**	**–**	**–**	**(1)**
Impairment charge	**(1)**	**–**	**–**	**(1)**
Terminations	**2**	**–**	**–**	**2**
Exchange and other adjustments	**(6)**	**–**	**–**	**(6)**
At 31 December 2025	**(290)**	**(36)**	**(2)**	**(328)**

Net book value				
At 31 December 2025	**265**	**2**	**2**	**269**
At 31 December 2024	272	2	2	276
At 1 January 2024	268	3	2	273

212 | IHG | Annual Report and Form 20-F 2025

Notes to the Group Financial Statements continued

13. Leases continued

The Group's leased assets mainly comprise hotels and offices. Leases contain a wide range of different terms and conditions. The term of property leases ranges from one to ninety-nine years. The weighted average lease term remaining on the Group's top eight leases (which comprise 95% (2024: 95%) of the total lease liability) is 57 years (2024: 56 years). The InterContinental Boston lease, expiring in 2105, has a significant impact on this weighted average lease term; excluding this lease the weighted average lease term is six years (2024: seven years). Undiscounted cash flows on the Boston lease of $3,170m (2024: $3,191m) represent 95% (2024: 95%) of the total undiscounted cash flows relating to lease liabilities.

Many of the Group's property leases contain extension or early termination options, which are used for operational flexibility. The lease agreement over the US corporate headquarters contains a material extension option which is not included in the calculation of the lease asset and liability as the extension would not take effect before 2031 and there is no reasonable certainty the option will be exercised. The value of the undiscounted rental payments relating to this lease and not included in the value of the lease asset and liability is $339m. Additionally, the Group has the option to extend the term of the InterContinental Boston lease for two additional 20-year terms, the first of which would take effect from 2105. These extension options have not been included in the calculation of the lease liability.

Lease liabilities

The Group's lease liabilities are discounted at incremental borrowing rates of up to 9.9%. The rate implicit in the InterContinental Boston lease was 9.7% and was derived from a valuation of the hotel at lease inception in 2006.

Currency	2025 $m	2024 $m
US dollars	343	357
Sterling	32	31
Euros	5	3
Other	26	23
	406	414
Analysed as:		
Current	28	26
Non-current	378	388
	406	414

The maturity analysis of lease liabilities is disclosed in note 23.

The Group's lease liability is not materially sensitive to inflation as $326m (2024: $335m) relates to the InterContinental Boston and the US corporate headquarters, which both include fixed payments and are not subject to inflationary adjustments.

Amounts recognised in the Group income statement

	2025 $m	2024 $m	2023 $m
Depreciation of right-of-use assets	24	22	22
System Fund depreciation of right-of-use assets	1	(2)	2
Impairment charge	1	–	–
Expense relating to variable lease payments	84	77	62
Expense relating to short-term leases and low-value assets	2	1	2
Income from operating subleases	(7)	(3)	(2)
Recognised in operating profit	105	95	86
Interest on lease liabilities	30	30	29
Total recognised in the Group income statement	135	125	115

Amounts recognised in the Group statement of cash flows

	2025 $m	2024 $m	2023 $m
Operating activities	107	108	92
Investing activities	(4)	(4)	–
Financing activities	30	46	28
Net cash paid	133	150	120

Strategic Report | Governance | Group Financial Statements | Parent Company Financial Statements | Additional Information
Annual Report and Form 20-F 2025 | IHG | 213

14. Investment in associates and joint ventures

	2025 $m	2024 $m
Cost		
At 1 January	108	101
Additions	11	6
Share of profits	6	10
System Fund share of losses	(2)	(2)
Dividends and distributions	(13)	(7)
Exchange and other adjustments	2	–
At 31 December	112	108
Impairment		
At 1 January	(57)	(53)
Impairment charge	–	(4)
At 31 December	(57)	(57)
Net book value	55	51
Analysed as:		
Associates	39	46
Joint ventures	16	5
	55	51

Impairment

In 2024, the impairment charge of $4m related to an associate in the Americas region and arose due to a decline in trading conditions.

214 | IHG | Annual Report and Form 20-F 2025

Notes to the Group Financial Statements continued

15. Other financial assets

	2025 $m	2024 $m
Equity securities	93	97
Restricted funds:		
Ring-fenced amounts to satisfy insurance claims:		
Cash	–	1
Money market funds	7	10
Accounts pledged as security	27	31
Other	2	1
	36	43
Trade deposits and loans	85	79
	214	219
Analysed as:		
Current	3	7
Non-current	211	212
	214	219

Restricted funds

Amounts ring-fenced to satisfy insurance claims are principally held in the Group's Captive, which is a regulated entity.

The accounts pledged as security are subject to a charge in favour of the members of the UK unfunded pension arrangement (see note 26). During 2025, £5m ($7m) of the charge was released. The accounts will be pledged as security until the date at which the UK unfunded pension liabilities have been fully discharged, unless otherwise agreed with the trustees, and amounts pledged may change in future years.

Expected credit losses

Other financial assets with a net book value of $53m (2024: $50m) are subject to the expected credit loss model requirements of IFRS 9. Equity securities, money market funds and other amounts measured at fair value are excluded. The gross value of trade deposits and loans that were subject to the expected credit loss requirements is $56m with credit loss allowances of $5m (2024: $51m gross, $3m allowance). Other expected credit losses are considered to be immaterial.

Credit risk

Restricted funds are held with bank counterparties which are rated at least A+ based on S&P's ratings. Trade deposits and loans are entered into with creditworthy third parties, subject to credit verification procedures. The maximum exposure to credit risk of other financial assets at the end of the reporting period is their carrying value of $214m (2024: $219m).

16. Trade and other receivables

	2025 $m	2024 $m
Current		
Trade receivables	698	651
Other receivables	49	41
Prepayments	86	93
	833	785
Non-current		
Finance lease receivables	7	12
Other receivables	7	5
Prepayments	5	18
	19	35

Strategic Report | Governance | Group Financial Statements | Parent Company Financial Statements | Additional Information | Annual Report and Form 20-F 2025 | IHG | 215

16. Trade and other receivables continued

Expected credit losses

The ageing of trade receivables shown below reflects the initial terms under the invoice rather than the revised terms in cases where payment flexibility has been provided to owners. The net balances presented in the table below could result in additional credit losses if they are ultimately found to be uncollectable. Expected credit losses relating to other receivables following their initial recognition are immaterial.

	2025			2024		
	Gross $m	Credit loss allowance $m	Net $m	Gross $m	Credit loss allowance $m	Net $m
Not past due	400	–	400	384	–	384
Past due 1 to 30 days	105	(5)	100	90	(4)	86
Past due 31 to 90 days	81	(6)	75	80	(5)	75
Past due 91 to 180 days	59	(10)	49	53	(8)	45
Past due 181 to 360 days	59	(19)	40	66	(19)	47
Past due more than 361 days	144	(110)	34	98	(84)	14
	848	(150)	698	771	(120)	651

Movement in the allowance for expected credit losses	2025 $m	2024 $m
At 1 January	(120)	(106)
Impairment loss	(20)	(16)
System Fund impairment loss	(19)	(9)
Amounts written off	13	8
Exchange and other adjustments	(4)	3
At 31 December	(150)	(120)

Credit risk

The Group trades only with recognised, creditworthy third parties. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. The maximum exposure to credit risk for trade and other receivables, excluding prepayments, at the end of the reporting period is their carrying value of $761m (2024: $709m).

17. Cash and cash equivalents

	2025 $m	2024 $m
Cash at bank and in hand	180	142
Short-term deposits	515	411
Money market funds	334	415
Repurchase agreements	100	40
Cash and cash equivalents as recorded in the Group statement of financial position	**1,129**	1,008
Bank overdrafts	(3)	(17)
Cash and cash equivalents as recorded in the Group statement of cash flows	**1,126**	991

Cash at bank and in hand includes bank balances of $28m (2024: $33m) which are matched by bank overdrafts of $3m (2024: $17m) under the Group's cash pooling arrangements. Under these arrangements, each pool contains a number of bank accounts with the same financial institution and interest is paid/received on pooled net balances for each currency. The cash pools are used for day-to-day cash management purposes and are managed as closely as possible to a zero balance on a net basis for each pool. Overseas subsidiaries are typically in a cash-positive position with the matching overdrafts, which are repayable on demand, held by the Group's central treasury company in the UK. Accordingly, bank overdrafts are included within cash and cash equivalents for the purposes of the cash flow statement.

216 | IHG | Annual Report and Form 20-F 2025

Notes to the Group Financial Statements continued

17. Cash and cash equivalents continued

Cash and cash equivalents with restrictions on use

	2025 $m	2024 $m
Countries with restrictions on repatriation	4	2
Capital expenditure under lease agreements	17	15
Other restrictions	6	5
	27	22

Details of the credit risk on cash and cash equivalents is included in note 23.

18. Trade and other payables

	2025 $m	2024 $m
Current		
Trade payables	**103**	111
Other tax and social security payables	**57**	61
Other payables	**114**	116
Contingent purchase consideration (note 24)	**38**	–
Accruals	**364**	362
	676	650
Non-current		
Other payables	**9**	5
Contingent purchase consideration (note 24)	**60**	73
	69	78

Third-party bank loan guarantees

At 31 December 2025, the Group has issued financial guarantee contracts of up to $26m (2024: $31m). The carrying amount of these guarantees was $nil in all periods presented. The largest guarantee has a gross guaranteed amount of $21m (2024: $21m) and the underlying loan matures in 2029. Should the Group fund any amount under the guarantee, there is a cross-indemnity that the Group would seek to pursue for the other parties' share.

19. Provisions

	Commercial litigation and disputes $m	Self-insurance reserves $m	Other $m	Total $m
At 31 December 2024	14	9	16	39
Provided	**16**	**11**	**4**	**31**
Utilised	**(15)**	**(9)**	**–**	**(24)**
Released	**(3)**	**–**	**(2)**	**(5)**
Exchange and other adjustments	**–**	**–**	**2**	**2**
At 31 December 2025	**12**	**11**	**20**	**43**
Analysed as:				
Current	**11**	**4**	**6**	**21**
Non-current	**1**	**7**	**14**	**22**
	12	**11**	**20**	**43**

Strategic Report | Governance | Group Financial Statements | Parent Company Financial Statements | Additional Information | Annual Report and Form 20-F 2025 | IHG | 217

19. Provisions continued

Self-insurance reserves

Self-insurance reserves consist of $7m of incurred but not reported ('IBNR') reserves and $4m of claims reported but not yet settled. $6m of these amounts relates to employment-related obligations. The utilisation of IBNR reserves is dependent on the timing of claims being reported and ultimately being settled; based on historical experience this is expected to be settled within five years. The maximum liabilities of the last five policy years is $131m, noting that actual claims did not significantly differ to estimates in 2025 or 2024.

Other

Other predominantly includes dilapidations provisions relating to leased properties.

20. Insurance

	2025 $m	2024 $m
At 1 January	39	37
Insurance expenses	32	28
Claims and other amounts paid	(24)	(23)
Impact of discounting and other changes	(2)	(3)
At 31 December	**45**	**39**
Analysed as:		
Current	16	14
Non-current	29	25
	45	39
Incurred but not reported claims[a]	24	18
Reported but not settled claims	21	21
	45	39

a. Includes unallocated loss expenses.

Of the total reserves, $19m (2024: $15m) relates to international general liability and $20m (2024: $17m) relates to workers' compensation. The utilisation of IBNR reserves is dependent on the timing of claims being reported and ultimately being settled; based on historical experience the majority are expected to be settled within five years (2024: five years). The maximum liabilities of the last five policy years is $77m (2024: $71m). Actual claims have not significantly differed from estimates in the last five years.

	2025 $m	2024 $m
Revenue from insurance activities	27	23
Insurance expenses (inclusive of overhead costs)	(36)	(29)
Insurance result	**(9)**	**(6)**

218 | IHG | Annual Report and Form 20-F 2025

Notes to the Group Financial Statements continued

21. Loans and other borrowings

	Maturity date	Discount at issue %	2025 $m	2024 $m
Current				
Bank overdrafts (note 17)	n/a	n/a	3	17
£300m 3.750% bonds 2025	14 August 2025	0.986	–	381
£350m 2.125% bonds 2026	24 August 2026	0.550	475	–
			478	398
Non-current				
£350m 2.125% bonds 2026	24 August 2026	0.550	–	441
€500m 2.125% bonds 2027	15 May 2027	0.470	594	526
£400m 3.375% bonds 2028	8 October 2028	1.034	539	502
€600m 4.375% bonds 2029	28 November 2029	0.098	705	623
€850m 3.375% bonds 2030	10 September 2030	0.483	1,000	–
€750m 3.625% bonds 2031	27 September 2031	0.116	885	784
			3,723	2,876
Total loans and other borrowings			4,201	3,274
Denominated in the following currencies:				
Sterling			1,014	1,324
US dollars			3	16
Euros			3,184	1,933
Other			–	1
			4,201	3,274

Bonds

Interest is payable annually on the dates in the table, at the rates stated.

Revolving Credit Facility ('RCF')

In December 2025, the Group entered into a new $1,500m syndicated RCF which matures in 2030. A variable rate of interest is payable on amounts drawn. The previous facility of $1,350m was cancelled during the year.

The maximum amount drawn during the period was $75m (2024: $nil). There were no amounts drawn at 31 December 2025 nor 31 December 2024.

The Group has no uncommitted facilities at 31 December 2025 (2024: $nil).

Strategic Report | Governance | Group Financial Statements | Parent Company Financial Statements | Additional Information

Annual Report and Form 20-F 2025 | IHG | 219

22. Net debt

		2025 $m	2024 $m
Cash and cash equivalents		**1,129**	1,008
Loans and other borrowings	– current	**(478)**	(398)
	– non-current	**(3,723)**	(2,876)
Lease liabilities	– current	**(28)**	(26)
	– non-current	**(378)**	(388)
Principal amounts payable on maturity of derivative financial instruments (note 23)		**145**	(102)
Net debt		**(3,333)**	(2,782)

Movement in net debt	2025 $m	2024 $m
Net increase/(decrease) in cash and cash equivalents, net of overdrafts	**94**	(269)
Add back financing cash flows in respect of other components of net debt:		
Principal element of lease payments	**30**	46
Issue of long-term bonds	**(990)**	(834)
Repayment of long-term bonds	**403**	547
Settlement of currency swaps	**–**	45
Drawdown of Revolving Credit Facility	**(75)**	–
Repayment of Revolving Credit Facility	**75**	–
	(557)	(196)
Increase in net debt arising from cash flows	**(463)**	(465)
Other movements:		
Lease liabilities	**(19)**	(36)
Increase in accrued interest	**(2)**	(6)
Exchange and other adjustments	**(67)**	(3)
	(88)	(45)
Increase in net debt	**(551)**	(510)
Net debt at beginning of the year	**(2,782)**	(2,272)
Net debt at end of the year	**(3,333)**	(2,782)

220 | IHG | Annual Report and Form 20-F 2025

Notes to the Group Financial Statements continued

22. Net debt continued

Loans and other borrowings (excluding bank overdrafts), lease liabilities and currency swaps and forwards comprise the liabilities included in the financing activities section of the Group statement of cash flows and their movements are analysed as follows:

	At 1 January 2025 $m	Financing cash flows $m	Exchange adjustments $m	Other[a,b] $m	At 31 December 2025 $m
Lease liabilities	414	(30)	3	19	406
Bonds	3,257	587	362	(8)	4,198
	3,671	557	365	11	4,604
Currency swaps	78	–	–	(154)	(76)
Currency forwards	(4)	–	–	(28)	(32)
	3,745	557	365	(171)	4,496

	At 1 January 2024 $m	Financing cash flows $m	Exchange adjustments $m	Other[a,b] $m	At 31 December 2024 $m
Lease liabilities	426	(46)	(2)	36	414
Bonds	3,122	287	(157)	5	3,257
	3,548	241	(159)	41	3,671
Currency swaps	20	(45)	–	103	78
Currency forwards	(15)	–	–	11	(4)
	3,553	196	(159)	155	3,745

a. The non-cash increase in lease liabilities principally arises from additions and other remeasurements.

b. The change in value of currency swaps and forwards represents fair value movements and additions.

23. Financial risk management and derivative financial instruments

Overview

The Group is exposed to financial risks that arise in relation to underlying business activities. These risks include: market risk, liquidity risk, credit risk and capital risk. There are Board approved policies in place to manage these risks. Treasury activities to manage these risks may include money market funds, repurchase agreements, spot and forward foreign exchange instruments, currency swaps, interest rate swaps and forward rate agreements.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises: foreign exchange risk and interest rate risk. Financial instruments affected by market risk include loans and other borrowings, cash and cash equivalents, trade loans and deposits, equity investments and derivatives.

Foreign exchange risk

Movements in foreign exchange rates can affect the Group's reported profit or loss and net liabilities. The most significant exposures of the Group are in currencies that are freely convertible. The Group's reported debt has an exposure to borrowings held in sterling and euros. After the effect of currency swaps, the Group holds its bond debt in sterling, which is the primary currency of shareholder returns, and in US dollars, the predominant currency of the Group's revenue and cash flows. US dollar borrowings or currency derivatives also act as a net investment hedge of US dollar denominated assets.

When the Group borrows in a currency that differs from the borrowing entity's functional currency, it enters into currency swaps at the same time to minimise foreign exchange risk. Currency swaps were transacted against the €500m 2.125% 2027 bonds, in November 2018, converting the proceeds and interest into sterling. Similar currency swaps were transacted for the €600m 4.375% 2029 bonds in November 2023, €750m 3.625% 2031 bonds in September 2024 and €850m 3.375% 2030 bonds in September 2025, converting the proceeds and interest into US dollars (see page 221).

Interest rate risk

The Group's policy requires a minimum of 50% fixed rate debt. With the exception of overdrafts, 100% of borrowings were fixed rate debt at 31 December 2025 (2024: 100%).

23. Financial risk management and derivative financial instruments continued Derivative financial instruments Derivatives are recorded in the Group statement of financial position at fair value (see note 24) as follows: Currency swaps 76 (78) Currency forwards 32 4 108 (74) Analysed as: Non-current assets 120 4 Non-current liabilities (12) (78) 108 (74) 2025 2024 Derivatives $m $m The carrying amount of currency swaps and forwards comprises a $145m gain (2024: $102m loss) relating to exchange movements on the underlying principal, included within net debt (see note 22), and a $37m loss (2024: $28m gain) relating to other fair value movements. Details of the credit risk on derivative financial instruments are included on page 223. Currency swaps and forwards have been transacted as follows: November 2023 Cash flow $657m 5.975% €600m 4.375% November 2029 Foreign exchange €600m 4.375% bonds 2029 September 2024 Cash flow $834m 4.903% €750m 3.625% September 2031 Foreign exchange €750m 3.625% bonds 2031 September 2025 Cash flow $990m 4.874% €850m 3.375% September 2030 Foreign exchange €850m 3.375% bonds 2030 October 2023 Net investment $425m n/a £344m n/a October 2028 Spot foreign exchange Net assets of specified subsidiaries with US dollar functional currency Date of designation Hedge type Pay leg Interest rate Receive leg Interest rate Maturity Risk Hedged item November 2018 Cash flow £436m 3.493% €500m 2.125% May 2027 Foreign exchange €500m 2.125% bonds 2027 Cash flow hedges There is an economic relationship between the hedged item and the hedging instrument as the critical terms are aligned, such that the hedge ratio is 1:1. The change in the fair value of hedging instruments used to measure hedge ineffectiveness in the period mirrors that of the hypothetical derivative (hedged item) and was a $151m gain (2024: $90m loss). Hedge ineffectiveness arises where the cumulative change in the fair value of the swaps exceeds the change in fair value of the future cash flows of the bonds, and may be due to any opening fair value of the hedging instrument, or a change in the credit risk of the Group or counterparty. The cumulative ineffectiveness is immaterial in all years presented. Amounts recognised in the cash flow hedge reserves are analysed in note 28. Net investment hedges The Group currently designates the following as net investment hedges of its foreign operations, being the net assets of certain Group subsidiaries with a US dollar functional currency: – Borrowings under the RCF; – Long-dated currency forward contracts; and – Certain short-dated foreign exchange swaps. There is an economic relationship between the hedged item and the hedging instrument as the net investment creates a foreign exchange risk that will match the foreign exchange risk on the US dollar borrowings or foreign exchange swaps or forwards. The hedge ratio is 1:1 as the underlying risk of the hedging instrument is identical to the hedged risk component. Hedge effectiveness is assessed by comparing changes in the carrying amount of the hedging instrument that is attributable to a change in the spot rate with changes in the investment in the foreign operation due to movements in the spot rate. The change in value of hedging instruments recognised in the currency translation reserve through other comprehensive income was a gain of $35m (2024: $7m loss). The cumulative ineffectiveness is immaterial in all years presented. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 221 23. Financial risk management and derivative financial instruments continued Interest and foreign exchange risk sensitivities The following table shows the impact of a general strengthening in the US dollar against sterling and euro on the Group’s profit or loss before tax and net liabilities, and the impact of a rise in US dollar and sterling interest rates on the Group’s profit before tax. The impact of the strengthening in the euro against sterling on net liabilities is also shown, as this impacts the fair value of the currency swaps. (Decrease)/increase in profit before tax Sterling: US dollar exchange rate $0.05 fall (8) (38) (14) Euro: US dollar exchange rate $0.05 fall (4) (7) (3) US dollar interest rates 1% increase 4 4 2 Sterling interest rates 1% increase 5 3 9 Decrease/(increase) in net liabilities Sterling: US dollar exchange rate $0.05 fall (12) 3 (12) Euro: US dollar exchange rate $0.05 fall 21 25 49 Sterling: euro exchange rate €0.05 fall 34 31 64 2025 2024 2023 $m $m $m Exchange rate sensitivity on profit before tax predominantly relates to the Group’s internal funding structure. The sensitivity is calculated using the intra-group balances at 31 December which can be subject to change over time. The sensitivity on net liabilities predominantly relates to the net impact of changes in bonds and the fair value of derivatives. Interest rate sensitivity relates to cash and overdraft balances. 100% of bonds, and the related derivatives, are fixed. Liquidity risk Group policy ensures sufficient liquidity is maintained to meet all foreseeable medium-term cash requirements and provide headroom against unforeseen obligations. Cash and cash equivalents are held in short-term deposits, repurchase agreements and cash funds which allow daily withdrawals of cash. Most of the Group’s funds are held in the UK or US, although $4m (2024: $2m) is held in countries where repatriation is restricted (see note 17). Medium- and long-term borrowing requirements are met through committed bank facilities and bonds as detailed in note 21. In December 2025, the Group entered into a new RCF, replacing the previous facility. The new facility does not contain financial covenant measures. The interest margin payable on the RCF is linked to the Group’s credit rating and is currently 0.45%. 222 IHG Annual Report and Form 20-F 2025 Notes to the Group Financial Statements continued 23. Financial risk management and derivative financial instruments continued The following are the undiscounted contractual cash flows of financial liabilities, including interest payments and derivative financial instruments. Liabilities relating to the Group’s deferred compensation plan are excluded; their settlement is funded entirely by the realisation of the related deferred compensation plan investments and no net cash flow arises. Non-derivative financial liabilities: Bank overdrafts 3 – – – 3 Bonds 608 715 2,519 913 4,755 Lease liabilities 53 51 136 3,090 3,330 Trade and other payables (excluding contingent purchase consideration) 581 1 2 6 590 Contingent purchase consideration 39 – 42 53 134 Financial guarantee contracts 26 – – – 26 Derivative financial instruments: Currency swaps hedging bonds inflows (109) (697) (1,963) (913) (3,682) Currency swaps hedging bonds outflows 150 727 1,997 875 3,749 Forward currency contract inflows – – (462) – (462) Forward currency contract outflows – – 425 – 425 Less than 1 year Between 1 and 2 years Between 2 and 5 years More than 5 years Total 31 December 2025 $m $m $m $m $m Non-derivative financial liabilities: Bank overdrafts 17 – – – 17 Bonds 482 531 1,859 837 3,709 Lease liabilities 52 50 139 3,125 3,366 Trade and other payables (excluding contingent purchase consideration) 589 1 1 3 594 Contingent purchase consideration – 39 42 – 81 Financial guarantee contracts 31 – – – 31 Derivative financial instruments: Currency swaps hedging bonds inflows (66) (66) (1,324) (837) (2,293) Currency swaps hedging bonds outflows 101 100 1,457 916 2,574 Forward currency contract inflows – – (431) – (431) Forward currency contract outflows – – 425 – 425 Less than 1 year Between 1 and 2 years Between 2 and 5 years More than 5 years Total 31 December 2024 $m $m $m $m $m Credit risk Credit risk on cash and cash equivalents is minimised by operating a policy on the investment of surplus cash that generally restricts counterparties to those with a BBB- credit rating or better or those providing adequate security. The Group uses long-term credit ratings from S&P, Moody’s and Fitch Ratings as a basis for setting its counterparty limits. In order to manage the Group’s credit risk exposure, the treasury function sets counterparty exposure limits using metrics including credit ratings, the relative placing of credit default swap pricings, tier 1 capital and share price volatility of the relevant counterparty. Repurchase agreements are fully collateralised investments, with a maturity of three months or less. The Group accepts only government or supranational bonds where the lowest credit rating is AA- or better as collateral. In the event of default, ownership of these securities would revert to the Group. The securities held as collateral are to protect against default by the counterparty. The Group’s exposure to credit risk arises from default of the counterparty, with the maximum exposure equal to the carrying amount of each financial asset, including derivative financial instruments. The expected credit loss on cash and cash equivalents is considered to be immaterial. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 223 23. Financial risk management and derivative financial instruments continued The table below analyses the Group’s short-term deposits, money market funds and repurchase agreement collateral classified as cash and cash equivalents by counterparty credit rating: Short-term deposits – – – 94 245 166 – 10 515 Money market funds 334 – – – – – – – 334 Repurchase agreements 71 – 14 15 – – – – 100 AAA AA+ AA AA- A+ A A- BBB+ and below Total 31 December 2025 $m $m $m $m $m $m $m $m $m Short-term deposits – – – 41 107 249 – 14 411 Money market funds 415 – – – – – – – 415 Repurchase agreements 26 9 2 3 – – – – 40 AAA AA+ AA AA- A+ A A- BBB+ and below Total 31 December 2024 $m $m $m $m $m $m $m $m $m Capital risk management The Group’s capital structure consists of net debt, issued share capital and reserves. The structure is managed with the objective of maintaining an investment grade credit rating, to provide ongoing returns to shareholders and to service debt obligations, while maintaining maximum operational flexibility and ensuring the Group is able to continue as a going concern. A key characteristic of IHG’s managed and franchised business model is that it is highly cash generative, with a high return on capital employed. Surplus cash is either reinvested in the business, used to repay debt or returned to shareholders. The Group’s debt is monitored on the basis of a cash flow leverage ratio, being net debt divided by adjusted EBITDA. The Group has a stated aim of maintaining this ratio at 2.5x to 3.0x. The ratio at 31 December 2025 was 2.50 (2024: 2.34). The Group currently has a senior unsecured long-term credit rating of BBB from S&P and a Baa2 rating from Moody’s. In the event of the S&P rating being downgraded below BBB- (a downgrade of two levels) there would be an additional step-up coupon of 1.25% payable on the bonds maturing between 2026 and 2029 and in the event of the Moody’s rating being downgraded below Baa3 (a downgrade of two levels) there would be an additional step-up coupon of 1.25% payable on the bonds maturing in 2029. The bonds maturing in 2030 and 2031 do not have a step-up coupon. 24. Classification and measurement of financial instruments Accounting classification and fair value hierarchy Financial assets Other financial assets 1,3b 161 53 – 214 169 50 – 219 Cash and cash equivalents 1 334 795 – 1,129 415 593 – 1,008 Derivative financial instruments 2 120 – – 120 4 – – 4 Deferred compensation plan investments 1 316 – – 316 286 – – 286 Trade and other receivables – – 761 91 852 – 697 123 820 Financial liabilities Derivative financial instruments 2 (12) – – (12) (78) – – (78) Deferred compensation plan liabilities 1 (316) – – (316) (286) – – (286) Loans and other borrowings – – (4,201) – (4,201) – (3,274) – (3,274) Trade and other payables 3 (79) (609) (57) (745) (73) (594) (61) (728) 2025 2024 Hierarchy of fair value measurement Fair valuea Amortised cost Not categorised as a financial instrument Total Fair valuea Amortised cost Not categorised as a financial instrument Total $m $m $m $m $m $m $m $m a. With the exception of equity securities of $88m (2024: $89m) measured at fair value through other comprehensive income, all are measured at fair value through profit or loss. Of those, the financial assets related to the deferred compensation plan investments were designated as such upon initial recognition. For derivative financial instruments, these are measured at fair value through profit or loss prior to the application of hedge accounting. b. Of those measured at fair value, $36m (2024: $43m) are Level 1 and $125m (2024: $126m) are Level 3. 224 IHG Annual Report and Form 20-F 2025 Notes to the Group Financial Statements continued

Strategic Report | Governance | Group Financial Statements | Parent Company Financial Statements | Additional Information | Annual Report and Form 20-F 2025 | IHG | 225

24. Classification and measurement of financial instruments continued

Financial assets and liabilities measured at amortised cost whose carrying amount is not a reasonable approximation of fair value are as follows:

	Hierarchy of fair value measurement	2025 Carrying value $m	2025 Fair value $m	2024 Carrying value $m	2024 Fair value $m
£300m 3.750% bonds 2025	1	–	–	381	373
£350m 2.125% bonds 2026	1	475	465	441	418
€500m 2.125% bonds 2027	1	594	584	526	513
£400m 3.375% bonds 2028	1	539	523	502	471
€600m 4.375% bonds 2029	1	705	734	623	658
€850m 3.375% bonds 2030	1	1,000	996	–	–
€750m 3.625% bonds 2031	1	885	884	784	786

Right of offset

Cash pooling arrangements (see note 17) and derivative financial instruments (see note 23) are entered into under master netting arrangements and other similar agreements. These instruments are not offset in the Group statement of financial position. Certain loans to and from an associate are offset as described in note 30. There are no other financial instruments with a significant fair value which are subject to enforceable master netting agreements.

Valuation techniques

Money market funds, deferred compensation plan investments and bonds

The fair value of money market funds (including accounts pledged as security in note 15), deferred compensation plan investments and bonds is based on their quoted market price.

The deferred compensation plan liabilities are valued at the same amount as the plan assets as the Group's obligation to employees under the deferred compensation plan is limited to the fair value of assets held.

Unquoted equity securities

Unquoted equity securities are fair valued using a discounted cash flow model, either internally or using professional external valuers. The significant unobservable inputs used to determine the fair value of the equity securities are RevPAR growth (based on the market-specific growth assumptions used by external valuers), pre-tax discount rate which ranged from 6.4% to 10.0% (2024: 6.4% to 10.0%), and a non-marketability factor which ranged from 20.0% to 30.0% (2024: 20.0% to 30.0%).

There is no material sensitivity arising from changes in assumptions.

Trade deposits and loans

The value of trade deposits and loans measured at FVTPL are reassessed as market interest rates and credit risk assessments change. The amount recognised of $34m (2024: $31m) is the discounted value of the total expected amount receivable, discounted using unobservable interest rates for loans with similar term and risk. There is no significant sensitivity arising from changes in interest rates.

Derivative financial instruments and other payables

Currency swaps and currency forwards are measured at the present value of future cash flows discounted back based on quoted forward exchange rates and the applicable yield curves derived from quoted interest rates. Adjustments for credit risk use observable credit default swap spreads.

The Group's put option over part of its investment in the Barclay associate expired at the end of 2025. It was valued at $nil in 2024.

Deferred purchase consideration

Deferred purchase consideration arose in respect of the acquisition of Regent (see page 226). The final instalment of $13m was paid in 2024.

226 | IHG | Annual Report and Form 20-F 2025

Notes to the Group Financial Statements continued

24. Classification and measurement of financial instruments continued

Contingent purchase consideration

Regent

Trade and other payables measured at fair value comprises contingent purchase consideration relating to the Regent business combination.

In 2018, the Group acquired a 51% controlling interest in Regent Hospitality Worldwide, Inc ('RHW'), with put and call options existing over the remaining 49% shareholding exercisable in a phased manner from 2026 to 2033. The Group has a present ownership interest in the remaining shares and the acquisition was accounted for as 100% owned with no non-controlling interest recognised. Contingent purchase consideration comprises the present value of the expected amounts payable on exercise of the options based on the annual trailing revenue of RHW in the year preceding exercise with a floor applied.

The value of the contingent purchase consideration is subject to periodic reassessment as interest rates and RHW revenue expectations change. The range of possible outcomes is $81m to $261m (undiscounted). The liability is subject to remeasurement at each reporting date, discounting at a rate based on observable US corporate bond rates of similar term to the expected payment dates.

At 31 December 2025, the Group expected to exercise a call option to acquire 25% of the shareholding in the first quarter of 2026 for $39m. The remaining 24% is expected to be acquired in 2028. The fair value is not materially sensitive to reasonable changes in assumptions.

Ruby

Trade and other payables measured at amortised cost includes contingent purchase consideration of $19m relating to the Ruby brand acquisition which was completed in 2025.

The value of the contingent purchase consideration comprises the present value of the expected amounts payable, contingent on the number of Ruby branded rooms operated by the seller at the end of 2029 and 2034.

The range of possible undiscounted payments is €nil to €181m ($213m). The liability is subject to remeasurement at each reporting date, discounted at the rate determined on acquisition.

The significant unobservable input is the expected number of rooms operated by the seller at 31 December 2029 and 2034. If the expected room count were to increase or decrease by 25%, the amount of contingent consideration would increase/decrease by $19m and $19m respectively.

Level 3 reconciliation

	Other financial assets $m	Contingent purchase consideration $m
At 1 January 2024	110	(69)
Additions	20	–
Unrealised changes in fair value	–	(4)
Exchange and other adjustments	(4)	–
At 31 December 2024	126	(73)
Unrealised changes in fair value	**(1)**	**(6)**
At 31 December 2025	**125**	**(79)**

Strategic Report | Governance | Group Financial Statements | Parent Company Financial Statements | Additional Information
Annual Report and Form 20-F 2025 | IHG | 227

25. Reconciliation of profit for the year to cash flow from operations

	2025 $m	2024 $m	2023 $m
Profit for the year	**759**	628	750
Adjustments for:			
Net financial expenses	**153**	115	87
Foreign exchange (gains)/losses	**(37)**	25	(35)
Remeasurement of contingent purchase consideration	**8**	4	4
Income tax charge	**315**	269	260
Operating profit adjustments:			
Impairment loss/(reversal) on financial assets	**21**	10	(1)
Other net impairment charges	**2**	–	–
Other operating exceptional items	**21**	12	(28)
Depreciation and amortisation	**67**	65	67
	111	87	38

Contract assets deduction in revenue	**52**	43	37
Share-based payments cost	**47**	44	36
Share of profits of associates and joint ventures (before exceptional items)	**(6)**	(10)	(13)
	93	77	60
System Fund adjustments:			
Depreciation and amortisation	**79**	80	83
Impairment loss on financial assets	**19**	9	–
Other impairment charges	**–**	3	–
Share-based payments cost	**25**	23	20
Share of losses of associates	**2**	2	3
	125	117	106
Working capital and other adjustments:			
Increase in deferred revenue	**107**	214	123
Increase in trade and other receivables	**(51)**	(106)	(70)
(Decrease)/increase in trade and other payables	**(25)**	(45)	31
Other net adjustments	**5**	(7)	(5)
	36	56	79
Cash flows relating to operating exceptional items	**(23)**	8	(29)
Contract acquisition costs, net of repayments	**(179)**	(237)	(101)
Total adjustments	**602**	521	469
Cash flow from operations	**1,361**	1,149	1,219

In 2025, increase in deferred revenue includes $37m (2024: $100m) of initial upfront payments received in relation to US co-brand credit card agreements which will be recognised over the term of those agreements.

Other net adjustments includes dividends received from associates and joint ventures of $6m (2024: $7m; 2023 $1m).

228 | IHG | Annual Report and Form 20-F 2025

Notes to the Group Financial Statements continued

26. Retirement benefits

UK

Since 2014, UK retirement benefits are provided for eligible employees by the IHG UK Defined Contribution Pension Plan. Members are provided with defined contribution arrangements under this plan; benefits are based on each individual member's personal account. The plan is HM Revenue & Customs registered and governed by an independent trustee, assisted by professional advisers as and when required. The overall operation of the plan is subject to the oversight of The Pensions Regulator.

The former defined benefit plan, the InterContinental Hotels UK Pension Plan, was wound up in 2015 following the completion of the buy-out and transfer of the defined benefit obligations to Rothesay Life.

Residual defined benefit obligations remain in respect of additional benefits provided to members of an unfunded pension arrangement ('UK plan') who were affected by lifetime or annual allowances under the former defined benefit arrangements. Accrual under this arrangement ceased with effect from 1 July 2013 and a cash-out offer in 2014 resulted in the extinguishment of approximately 70% of the unfunded pension obligations. The Group meets the benefit payment obligations of the remaining members as they fall due. A charge over certain ring-fenced accounts totalling $27m (£20m) at 31 December 2025 (see note 15) is currently held as security on behalf of the remaining members.

US

During 2018, the Group completed a termination of the US funded Inter-Continental Hotels Pension Plan, which involved certain qualifying members receiving lump-sum cash-out payments with the remaining pension obligations subject to a buy-out by Banner Life Insurance Company, a subsidiary of Legal & General America.

The Group continues to maintain the unfunded Inter-Continental Hotels Non-qualified Pension Plans ('US plans') and unfunded Inter-Continental Hotels Corporation Postretirement Medical, Dental, Vision and Death Benefit Plan ('US post-retirement plan'), both of which are defined benefit plans. Both plans are closed to new members. A Retirement Committee, comprising senior Group employees and assisted by professional advisers as and when required, has responsibility for oversight of the plans.

Other post-employment benefits

Disclosures in this note concerning assumptions, sensitivities, future benefit payments and duration of pension obligations relate to the UK and US plans and the US post-retirement plan. The Group also maintains immaterial post-employment benefit plans in various countries, including the Philippines, which are accounted for as defined benefit plans.

At 31 December 2025, the net retirement benefit asset relating to the Philippines plan was $3m (2024: $3m) comprising plan assets of $15m (2024: $13m) and a defined benefit obligation of $12m (2024: $10m).

A retirement benefit liability totalling $9m (2024: $7m) was recognised in respect of all other countries' plans.

Strategic Report | Governance | Group Financial Statements | Parent Company Financial Statements | Additional Information | Annual Report and Form 20-F 2025 | IHG | 229

26. Retirement benefits continued

Movement in retirement benefit obligations

	2025 $m	2024 $m	2023 $m
At 1 January	68	66	66
Group contributions	(6)	(6)	(5)
Interest expense recognised in profit or loss	6	5	3
Actuarial (gains)/losses recognised in other comprehensive income	–	(4)	2
Exchange and other adjustments	1	7	–
At 31 December	69	68	66
Comprising:			
UK plan	18	17	19
US plans	30	31	34
US post-retirement plan	12	13	13
Other post-employment benefit plans	9	7	–
	69	68	66

The value of benefits paid is equal to contributions paid into the plans by the Group.

Assumptions

The principal financial assumptions used by the actuaries to determine the defined benefit obligations are:

	2025 %	2024 %	2023 %
UK plan only:			
Pension increases	3.0	3.2	3.1
Inflation rate	3.0	3.2	3.1
Discount rate:			
UK plan	5.6	5.6	4.8
US plans	5.0	5.3	4.7
US post-retirement plan	5.0	5.3	4.7
US healthcare cost trend rate assumed for the next year:			
Pre-65 (ultimate rate reached in 2036)	8.2	8.6	7.8
Post-65 (ultimate rate reached in 2036)	9.5	9.7	8.6
Ultimate rate that the cost rate trends to	4.5	4.5	4.5

230 | IHG | Annual Report and Form 20-F 2025

Notes to the Group Financial Statements continued

26. Retirement benefits continued

Mortality is the most significant demographic assumption. The current assumptions for the UK are based on the S3PA 'light' year of birth tables with projected mortality improvements using the CMI_2024 model and a 1.25% per annum long-term trend using core parameters and underlying rates with weightings of 91% and 85% for pensioners and 86% and 84% for non-pensioners, male and female respectively. In the US, the current assumptions use rates from the Pri-2012 Mortality Study and Generationally Projected with Scale MP-2021 mortality tables.

The assumptions applied to the UK plan and US plans for life expectancy at retirement age are as follows:

		UK			US		
		2025 years	2024 years	2023 years	2025 years	2024 years	2023 years
Current pensioners at 65[a]	– male	24	23	23	22	22	22
	– female	26	25	25	24	23	23
Future pensioners at 65[b]	– male	25	23	23	23	23	23
	– female	27	25	25	25	25	25

a. Relates to assumptions based on longevity following retirement at the end of the reporting period.

b. Relates to assumptions based on longevity relating to an employee retiring in 2045.

The assumptions allow for expected increases in longevity.

Sensitivities

Changes in assumptions used for determining retirement benefit costs and obligations may have an impact on the Group income statement and the Group statement of financial position. The key assumptions are the discount rate, the rate of inflation, the assumed mortality rate and the healthcare costs trend rate. The sensitivity analysis below relates to the increase/(decrease) in the benefit obligation and is based on extrapolating reasonable changes in these assumptions, using year-end conditions and assuming no interdependency between the assumptions:

			2025 $m	2024 $m
Discount rate	1%	decrease	5	5
	1%	increase	(5)	(5)
Inflation rate	0.25%	decrease	–	(1)
	0.25%	increase	–	–
Mortality rate	One-year	increase	3	2
Healthcare costs trend rate	1%	decrease	(1)	(1)
	1%	increase	1	1

Estimated future benefit payments

	2025 $m	2024 $m
Within one year	5	5
Between one and five years	20	20
More than five years	78	81
	103	106

Average duration of pension obligations

	2025 years	2024 years
UK plan	12.0	12.0
US plans	7.1	7.1
US post-retirement plan	7.1	7.4

Defined contribution plans

The Group also operates a number of smaller pension plans outside the UK, the most significant of which is a defined contribution plan in the US which is designed to comply with the requirements of the Internal Revenue Code Section 409A.

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Annual Report and Form 20-F 2025 | IHG | 231

27. Share-based payments

In 2023, the new Deferred Award Plan rules ('DAP') replaced the IHG Annual Performance Plan ('APP') and Long Term Incentive Plan ('LTIP') as a simplified, combined set of plan rules which govern the Company's discretionary incentive plans.

Awards granted under the DAP can consist of Deferred Annual Incentive ('DAI'), Long-Term Incentive ('LTI'), Restricted Stock Unit ('RSU') and other ad hoc awards.

The DAP rules were approved at the AGM on 5 May 2023, with all LTI and RSU awards granted after this date and DAI awards granted in respect of 2024 and future APP years being subject to the rules of the DAP. All previously granted awards are subject to the LTIP and APP rules respectively.

Annual Performance/Deferred Annual Incentive Awards

Eligible employees (including Executive Directors) may receive all or part of their bonus in the form of deferred shares and/or receive one-off awards of shares. Deferred shares in relation to annual performance-related bonus plans are released on the third anniversary of the award date. Awards are conditional on the participants remaining in the employment of a participating company or leaving for a qualifying reason. The grant of deferred shares under the APP/DAP is at the discretion of the Remuneration Committee.

The number of shares is typically calculated by dividing a specific percentage of the participant's annual performance-related bonus award by the average of the middle market quoted prices on the three consecutive business days following the announcement of the Group's results for the relevant financial year.

Long Term Incentive and Restricted Stock Units

Executive Directors and eligible employees may receive conditional share awards, which normally have a vesting period of three years, subject to continued employment. In addition, certain LTI awards made to Executive Directors are normally subject to a further two-year holding period after vesting.

LTI awards are subject to performance-based vesting conditions set by the Remuneration Committee, which are normally measured over the vesting period.

Awards are normally made annually and, except in exceptional circumstances, do not exceed the limit set out in the Directors' Remuneration Policy and DAP Rules.

Colleague Share Plan

The Colleague Share Plan gives eligible corporate employees the opportunity to purchase shares up to an annual limit. After the end of the plan year, the participant will be awarded the right to receive one matching share for every purchased share (subject to continued employment). If the participant holds the purchased shares until the second anniversary of the end of the plan year, the conditional right to matching shares vests.

The total fair value of the Colleague Share Plan is not significant.

+ More detailed information on the performance measures for awards to Executive Directors is shown in the Directors' Remuneration Report on pages 148 to 153.

Costs relating to share-based payment transactions

	2025 $m	2024 $m	2023 $m
Equity-settled			
Operating profit before System Fund and reimbursables	42	37	31
System Fund	25	23	20
	67	60	51
Cash-settled			
Operating profit before System Fund and reimbursables	5	7	5
	72	67	56

No consideration was received in respect of ordinary shares issued under option schemes during 2025, 2024 or 2023.

232 | IHG | Annual Report and Form 20-F 2025

Notes to the Group Financial Statements continued

27. Share-based payments continued

Option pricing models, assumptions and movements in awards outstanding

	APP/DAP Binomial valuation model			LTIP/DAP Monte Carlo Simulation, Binomial and Finnerty valuation models		
Option pricing models and assumptions	**2025**	2024	2023	**2025**	2024	2023
Weighted average share price (pence)	**9,420.1**	8,481.8	5,571.7	**9,250.0**	7,940.0	5,318.0
Expected dividend yield				**1.84%**	2.12%	2.52% to 2.77%
Risk-free interest rate				**3.88%**	4.20%	3.85%
Volatility[a]				**21%**	26%	29% to 30%
Term (years)	**2.9**	2.2	2.3	**2.8**	3.0	3.0

a. The expected volatility was determined by calculating the historical volatility of the Company's share price corresponding to the expected life of the share award.

	APP/DAP	LTIP/DAP	
Number of share awards (thousands)	Deferred shares/ one-off awards	Performance-related awards/LTI	Restricted stock units
Outstanding at 1 January 2023	321	933	1,575
Granted	214	329	683
Vested	(186)	(180)	(533)
Lapsed or cancelled	(17)	(246)	(63)
Outstanding at 31 December 2023	332	836	1,662
Granted	104	279	495
Vested	(44)	(136)	(402)
Lapsed or cancelled	(6)	(148)	(106)
Outstanding at 31 December 2024	386	831	1,649
Granted	**82**	**270**	**470**
Vested	**(174)**	**(246)**	**(599)**
Lapsed or cancelled	**(5)**	**(77)**	**(93)**
Outstanding at 31 December 2025	**289**	**778**	**1,427**

Average fair value of awards granted during the year (cents)			
2025	**12,412.2**	**6,698.1**	**11,754.0**
2024	10,837.6	5,812.6	10,302.3
2023	6,926.4	3,169.7	6,351.0

Weighted average remaining contract life (years)			
At 31 December 2025	**1.0**	**1.1**	**1.1**
At 31 December 2024	0.9	1.1	1.1
At 31 December 2023	1.5	1.3	1.3

The above awards do not vest until the performance and service conditions have been met.

The weighted average share price at the date of vesting for share awards during the year was 9,963.6p (2024: 8,225.7p, 2023: 5,740.3p) including the Colleague Share Plan. The closing share price on 31 December 2025 was 10,460.0p (31 December 2024: 9,954.0p, 31 December 2023: 7,090.0p) and the range during the year was 7,424.0p to 10,880.0p (2024: 7,016.0p to 10,180.0p, 2023: 4,832.0p to 7,118.0p).

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Annual Report and Form 20-F 2025 | IHG | 233

28. Equity

Equity share capital

Allotted, called up and fully paid	Number of shares millions	Nominal value $m	Share premium $m	Equity share capital $m
At 1 January 2023 (ordinary shares of $20\frac{340}{399}$p each)	183	46	91	137
Repurchased and cancelled under share repurchase programme	(11)	(3)	–	(3)
Exchange adjustments	–	3	4	7
At 31 December 2023 (ordinary shares of $20\frac{340}{399}$p each)	172	46	95	141
Repurchased and cancelled under share repurchase programme	(7)	(2)	–	(2)
Exchange adjustments	–	(1)	(1)	(2)
At 31 December 2024 (ordinary shares of $20\frac{340}{399}$p each)	165	43	94	137
Repurchased and cancelled under share repurchase programme	**(8)**	**(2)**	**–**	**(2)**
Exchange adjustments	**–**	**3**	**7**	**10**
At 31 December 2025 (ordinary shares of $20\frac{340}{399}$p each)	**157**	**44**	**101**	**145**

In February 2025, the Board approved a $900m share buyback programme which completed on 29 December 2025. In February 2024, the Board approved a $800m share buyback programme which completed on 27 December 2024. In February 2023, the Board approved a $750m share buyback programme which completed on 29 December 2023.

Shares repurchased and total consideration paid for share buyback programme	Number of shares[a] millions	Total[b,c] $m
31 December 2025	**7.6**	**882**
31 December 2024	7.5	812
31 December 2023	10.9	790

a. Shares were repurchased and subsequently cancelled.

b. Includes transaction costs. In 2025, $15m of taxes previously provided for in respect of the 2024 and 2023 buyback programmes were reversed, following legislative changes.

c. In 2023, $38m related to the completion of the 2022 programme and $752m related to the 2023 programme.

The Board reviewed the Parent Company Financial Statements to confirm availability of sufficient distributable reserves prior to approving shareholder returns.

For each of the share buyback programmes undertaken, authority was given to the Company at the respective AGM prior to commencement of the buyback.

In February 2026, the Board approved a further $950m share buyback programme. A resolution to renew the authority to repurchase shares will be put to shareholders at the AGM on 7 May 2026.

The Company no longer has an authorised share capital.

Shares held by employee share trusts

	Number of shares millions	Carrying value $m	Market value $m
31 December 2025	**1.0**	**59.0**	**146.3**
31 December 2024	1.2	63.0	144.9
31 December 2023	0.8	35.0	73.6

Shares held by employee share trusts includes 0.2m shares (2024: 0.2m shares) held in a nominee account on behalf of participants.

234 | IHG | Annual Report and Form 20-F 2025

Notes to the Group Financial Statements continued

28. Equity continued

Treasury shares

	Number of shares millions	Nominal value $m
At 1 January 2023	7.5	1.9
Transferred to employee share trusts	(0.5)	(0.1)
Repurchased under share repurchase programme	–	0.1
At 31 December 2023	7.0	1.9
Transferred to employee share trusts	(0.8)	(0.2)
Exchange adjustments	–	(0.1)
At 31 December 2024	6.2	1.6
Transferred to employee share trusts	**(0.7)**	**(0.2)**
Exchange adjustments	**–**	**0.1**
At 31 December 2025	**5.5**	**1.5**

Cash flow hedge reserves

	Cash flow hedge reserve $m	Cost of hedging reserve $m	Total $m
At 1 January 2023	8	(8)	–
Change in fair value of currency swaps recognised in other comprehensive income	(30)	–	(30)
Reclassified from other comprehensive income to profit or loss – included in financial expenses	28	–	28
At 31 December 2023	6	(8)	(2)
Costs of hedging deferred and recognised in other comprehensive income	–	(11)	(11)
Change in fair value of currency swaps recognised in other comprehensive income	(113)	–	(113)
Reclassified from other comprehensive income to profit or loss – included in financial expenses	165	–	165
Deferred tax	(11)	–	(11)
At 31 December 2024	47	(19)	28
Costs of hedging deferred and recognised in other comprehensive income	**–**	**4**	**4**
Change in fair value of currency swaps recognised in other comprehensive income	**126**	**–**	**126**
Reclassified from other comprehensive income to profit or loss – included in financial expenses	**(187)**	**–**	**(187)**
Deferred tax	**14**	**–**	**14**
Exchange adjustments	**1**	**–**	**1**
At 31 December 2025	**1**	**(15)**	**(14)**

Amounts reclassified from other comprehensive income to financial expenses comprise $31m (2024: $28m, 2023: $14m) net interest payable on the currency swaps and an exchange gain of $218m (2024: $137m loss, 2023: $14m loss) which offsets a corresponding gain or loss on the hedged bonds.

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Annual Report and Form 20-F 2025 | IHG | 235

29. Contingencies and commitments

Litigation

From time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation. These legal claims and proceedings are in various stages and include disputes related to specific hotels where the potential materiality is not yet known; such proceedings, either individually or in the aggregate, have not in the recent past and are not likely to have a material effect on the Group's financial position or profitability. Previously reported contingent liabilities have been resolved or are considered remote.

It is the view of the Directors that, other than to the extent that liabilities have been provided for in these Group Financial Statements (see note 19), it is not possible to quantify any loss to which these proceedings may give rise, however, as at the date of reporting, the Group does not believe that the outcome of these matters will have a material effect on the Group's financial position.

Other items

The Group had total commitments for capital expenditure of $3m at 31 December 2025 (2024: $8m). The Group has also committed to invest $5m in one joint venture (2024: $16m in one joint venture).

30. Related party disclosures

Key management personnel

Total compensation	2025 $m	2024 $m	2023 $m
Short-term employment benefits	**22.0**	20.1	18.6
Contributions to defined contribution pension plans	**0.5**	0.4	0.5
Equity compensation benefits[a]	**18.6**	16.4	15.8
	41.1	36.9	34.9

a. As measured in accordance with IFRS 2 'Share-based Payment'.

There were no other transactions with key management personnel, defined as the Board and Executive Committee, during the years ended 31 December 2025, 2024 or 2023.

Associates and joint ventures

	2025 $m	2024 $m	2023 $m
Fee revenue	**10**	12	11
Expenses	**(1)**	–	–
Amounts receivable (net)	**50**	41	19
Amounts payable	**(1)**	–	(10)

The Group has a performance guarantee with a maximum exposure remaining of $2m (2024: $4m) for one associate.

The Group funds shortfalls in owner returns relating to the Barclay associate. In addition, loans both to and from the Barclay associate of $237m (2024: $237m) are offset in accordance with the provisions of IAS 32 'Financial Instruments: Presentation' and presented net in the Group statement of financial position. Interest payable and receivable under the loans is equivalent. The loans have an average interest rate of 4.1% (2024: 4.1%) and interest is presented net in the Group income statement. Notes 6 and 14 contain details of other transactions with the Barclay associate.

Amounts receivable include $35m preferred equity investments in three associates (2024: $34m in three associates) which are presented within other financial assets. The face value of these receivables is $47m, the difference to book value being due to discounting for time value of money and provisions for expected credit losses.

The closing loan and preferred equity balances above represent the maximum amount outstanding during the year.

236 | IHG | Annual Report and Form 20-F 2025

Notes to the Group Financial Statements continued

31. System Fund and reimbursables

System Fund and reimbursable revenues and expenses comprise:

	2025 $m	2024 $m	2023 $m
System Fund revenues	1,717	1,611	1,564
Reimbursable revenues	1,004	1,000	896
System Fund and reimbursable revenues	**2,721**	2,611	2,460
System Fund expenses	(1,763)	(1,694)	(1,545)
Reimbursable expenses	(1,004)	(1,000)	(896)
System Fund and reimbursable expenses	**(2,767)**	(2,694)	(2,441)

System Fund revenues include:

	2025 $m	2024 $m	2023 $m
Loyalty programme revenues, net of the cost of point redemptions	355	355	379
Marketing, reservation and other hotel fees	1,362	1,256	1,185

System Fund expenses include:

	2025 $m	2024 $m	2023 $m
Marketing	542	520	498
Staff costs (excluding costs relating to the global efficiency programme)	424	436	399
Global efficiency programme[a]	10	–	–
Depreciation and amortisation	79	80	83
Impairment loss on trade receivables (note 16)	19	9	–
Other net impairment charges (note 11)	–	3	–

a. Comprises costs incurred in the ongoing delivery of a programme designed to achieve incremental cost base efficiencies and effectiveness. An additional $12m, that is not charged to the System Fund, is included in operating exceptional items (note 6).

32. Group companies In accordance with Section 409 of the Companies Act 2006, a full list of entities in which the Group has an interest of greater than or equal to 20%, the registered office and effective percentage of equity owned as at 31 December 2025 are disclosed below. Unless otherwise stated, the ownership interest disclosed comprises either ordinary shares, certificated or uncertificated membership interests which are indirectly held by InterContinental Hotels Group PLC. Fully owned subsidiaries 10000 Champion Acquisition LLC (k) 24th Street JV Development LLC (k) 24th Street Operator Sub, LLC (k) 2250 Blake Street Hotel, LLC (k) 36th Street IHG Sub, LLC (k) 426 Main Ave. LLC (k) 46 Nevins Street Associates, LLC (k) Alpha Kimball Hotel, LLC (k) Asia Pacific Holdings Limited (n) Barclay Operating Corp. (k) BHMC Canada Inc. (o) BHR Holdings B.V. (p) BHR Pacific Holdings, Inc. (k) BHTC Canada Inc. (o) Blythswood Square Glasgow Hotel OpCo Limited (n) BOC Barclay Sub LLC (k) Bristol Oakbrook Tenant Company (k) Cambridge Lodging LLC (k) Capital Lodging LLC (k) CECNY Land Holdings LLC (k) CF Irving Owner, LLC (k) CF McKinney Owner, LLC (k) Compañia Inter-Continental De Hoteles El Salvador SA (n) Crowne Plaza, LLC (k) Cumberland Akers Hotel, LLC (k) Dunwoody Operations, LLC (k) Edinburgh George Street Hotel OpCo Limited (n) EVEN Real Estate Holding LLC (k) Gem Brand Company Ltd. (n) Grand Central Glasgow Hotel OpCo Limited (n) Guangzhou SC Hotels Services Ltd. (t) Hawthorne Land Holdings LLC (k) HH France Holdings SAS (x) HH Hotels (EMEA) BV (p) HH Hotels (Romania) SRL (y) HIM (Aruba) N.V. (z) Hoft Properties LLC (k) Holiday Hospitality Franchising, LLC (k) Holiday Inn Mexicana S.A. (ab) Holiday Inns (China) Limited (ay) Holiday Inns (Courtalin) Holding SAS (x) Holiday Inns (Courtalin) SAS (x) Holiday Inns (Germany), LLC (k) Holiday Inns (Jamaica), Inc. (k) Holiday Inns (Middle East) Limited (ay) Holiday Inns (Philippines), Inc. (k) Holiday Inns (Saudi Arabia), Inc. (k) Holiday Inns (Thailand) Limited (ay) Holiday Inns Crowne Plaza (Hong Kong), Inc. (k) Holiday Inns Holdings (Australia) Pty. Limited (aa) Holiday Inns, Inc. (k) Holiday Inns of Belgium N.V. (ad) Holiday Pacific Equity Corporation (k) Holiday Pacific Limited Liability Company (k) Holiday Pacific Partners Limited Partnership (k) Hotel InterContinental London (Holdings) Limited (n) Hotel Inter-Continental London Limited (n) Hoteles Y Turismo HIH Srl (n) IC Hotelbetriebsführungs GmbH (ae) IC Hotels Management (Portugal) Unipessoal, Lda (af) IC International Hotels Limited Liability Company (ag) IHC Arabia for Management, LLC (u) IHC Hotel Limited (n) IHC Hotel Management (EGY) LLC (ac) IHC May Fair Hotel Limited (n) IHC Overseas (U.K.) Limited (n) IHG (Dominica) Ltd. (bk) IHG (Marseille) SAS (x) IHG (Myanmar) Limited (ah) IHG (Thailand) Limited (bu) IHG Bangkok Ltd (v) IHG Brasil Administracao de Hoteis e Servicos Ltda (ak) IHG Commissions Services SRL (co) IHG de Argentina SA (al) IHG ECS (Barbados) SRL (co) IHG Finance LLC (k) IHG Franchising Brasil Ltda (bd) IHG Franchising DR Corporation (k) IHG Franchising, LLC (k) IHG Honduras S. de R.L. (cq) IHG Hotels (New Zealand) Limited (an) IHG Hotels Limited (n) IHG Hotels Management (Australia) Pty Limited (aa) IHG Hotels South Africa (Pty) Limited (ap) IHG International Holdings, Inc. (k) (c) IHG Istanbul Otel Yönetim Limited Şirketi (bx) IHG Japan (Management), LLC (ar) IHG Japan (Osaka), LLC (ar) IHG Korea Management LLC (cj) IHG Management (Maryland), LLC (cl) IHG Management (Netherlands) B.V. (p) IHG Management d.o.o. Beograd (cc) IHG Management MD Barclay Sub, LLC (k) IHG Management SL d.o.o. (bo) IHG Mexico Operaciones SA de CV (ab) IHG Middle East Management Consultancies LLC (br) IHG Peru SRL (cf) IHG PS Nominees Limited (n) IHG Systems Pty Limited (aa) IHG Szalloda Budapest Szolgaltato Kft (at) IHG Technology Solutions, LLC (k) IHG UK Leased Hotels Limited (n) (formerly Russell Hotel OpCo Limited changed 2 January 2026) IHG Universal Blvd Member LLC (k) InterContinental Berlin Service Company GmbH (au) InterContinental (PB) 1 (n) InterContinental (PB) 3 Limited (n) Intercontinental D.C. Operating Corp. (k) Inter-Continental Florida Partner Corp. (k) InterContinental Gestion Hotelera SLU (by) InterContinental Hotel Berlin GmbH (au) Inter-Continental Hoteleira Limitada (aw) Inter-Continental Hotels (Montreal) Operating Corp. (ax) InterContinental Hotels (Puerto Rico) Inc. (az) Inter-Continental Hotels Corporation (k) Intercontinental Hotels Corporation Limited (m) InterContinental Hotels Group (Asia Pacific) Pte Ltd. (ai) InterContinental Hotels Group (Australia) Pty Limited (aa) InterContinental Hotels Group (Canada), Inc. (o) InterContinental Hotels Group (Greater China) Limited (ay) InterContinental Hotels Group (India) Private Limited (aq) InterContinental Hotels Group (Japan), Inc. (k) InterContinental Hotels Group (New Zealand) Limited (an) InterContinental Hotels Group (Shanghai) Ltd (bb) InterContinental Hotels Group (Vietnam) Company Limited (q) InterContinental Hotels Group do Brasil Limitada (bc) InterContinental Hotels Group Healthcare Trustee Limited (n) InterContinental Hotels Group Operating Corp. (e) (k) InterContinental Hotels Group Resources, LLC (k) InterContinental Hotels Group Services Company (n) InterContinental Hotels Italia, Srl (be) InterContinental Hotels Limited (a) (n) InterContinental Hotels Managementgesellschaft mbH (bf) InterContinental Hotels Management Montenegro d.o.o. (ce) InterContinental Hotels Nevada Corporation (k) InterContinental Hotels of San Francisco, Inc. (k) Intercontinental IOHC (Mauritius) Ltd. (bg) InterContinental Management AM, LLC (cm) InterContinental Management Bulgaria EOOD (bp) InterContinental Management France SAS (x) InterContinental Management Poland sp. z.o.o. (cn) InterContinental Overseas Holdings, LLC (k) KG Benefits LLC (k) KG Gift Card Inc. (k) KG Liability LLC (k) KG Technology, LLC (k) KHRG 851 LLC (k) KHRG Aertson LLC (k) KHRG Allegro, LLC (k) KHRG Argyle, LLC (k) KHRG Atlanta Midtown LLC (k) KHRG Baltimore, LLC (k) KHRG Born LLC (k) KHRG Bozeman LLC (k) KHRG Buckhead LLC (k) Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 237 32. Group companies continued KHRG Canary LLC (k) KHRG Cayman LLC (k) KHRG Cayman Employer Ltd. (bt) KHRG Charlottesville LLC (k) KHRG Dallas LLC (k) KHRG Dallas Beverage Company, LLC (k) KHRG Employer, LLC (k) KHRG Gray LLC (k) KHRG Gray U2 LLC (k) KHRG Huntington Beach LLC (k) KHRG Key West LLC (k) KHRG King Street, LLC (k) KHRG La Peer LLC (k) KHRG Miami Beach LLC (k) KHRG New Orleans LLC (k) KHRG NPC LLC (k) KHRG Palladian LLC (k) KHRG Palomar Phoenix LLC (k) KHRG Philly Monaco LLC (k) KHRG Porsche Drive LLC (k) KHRG Reynolds LLC (k) KHRG Riverplace LLC (k) KHRG Sacramento LLC (k) KHRG Schofield LLC (k) KHRG SFD LLC (k) KHRG SF Wharf LLC (k) KHRG SF Wharf U2 LLC (k) KHRG South Beach LLC (k) KHRG State Street LLC (k) KHRG Sutter LLC (k) KHRG Sutter Union LLC (k) KHRG Taconic LLC (k) KHRG Tariff LLC (k) KHRG Texas Hospitality, LLC (k) KHRG Texas Operations, LLC (k) KHRG Tryon LLC (k) KHRG Vero Beach, LLC (k) KHRG Vintage Park LLC (k) KHRG Westwood, LLC (k) KHRG Wilshire LLC (k) Kimpton Hollywood Licenses LLC (k) Kimpton Hotel & Restaurant Group, LLC (k) Kimpton Hotel Frankfurt GmbH (ao) Kimpton Phoenix Licenses Holdings LLC (k) Louisiana Acquisitions Corp. (k) Luxury Resorts and Spas (France) SAS (ck) Manchester Oxford Street Hotel OpCo Limited (n) Mercer Fairview Holdings LLC (k) Met Leeds Hotel OpCo Limited (s) MH Lodging LLC (k) Oxford Spires Hotel OpCo Limited (n) Oxford Thames Hotel OpCo Limited (n) PML Services LLC (k) Pollstrong Limited (n) Priscilla Holiday of Texas, Inc. (k) Project Capital Lending LLC (k) PT SC Hotels & Resorts Indonesia (bh) Raison d’Etre Spas, Sweden AB (av) Ravinia Republica Dominicana SRL (cs) Regent Asia Pacific Hotel Management Limited (bw) Regent Asia Pacific Management Limited (cp) Regent Berlin GmbH (bf) Regent International Hotels Ltd (bw) Roxburghe Hotel Edinburgh OpCo Limited (n) SBS Maryland Beverage Company LLC (k) SC Leisure Group Limited (n) SC Reservations (Philippines) Inc. (k) SCH Insurance Company (bi) Semiramis for training of Hotel Personnel and Hotel Management SAE (ch) Six Continents Holdings Limited (n) Six Continents Hotels Belize Limited (cb) Six Continents Hotels International Limited (n) Six Continents Hotels, Inc. (k) Six Continents International Holdings B.V. (p) Six Continents Investments Limited (f) (n) Six Continents Limited (n) Six Continents Overseas Holdings Limited (n) Six Senses Americas IP, LLC (k) Six Senses North America Management, LLC (k) SLC Sustainable Luxury Cyprus Limited (cr) SPHC Management Ltd. (bq) SS Aetna Acquisition, LLC (k) St. David’s Cardiff Hotel OpCo Limited (n) Sustainable Luxury Holdings (BVI) Limited (v) Sustainable Luxury Lanka Private Ltd. (ci) Sustainable Luxury Maldives Private Limited (w) Sustainable Luxury Mauritius Limited (as) Sustainable Luxury UK Limited (n) Wotton House Hotel OpCo Limited (s) WY BLL Owner, LLC (k) York Station Road Hotel OpCo Limited (s) Subsidiaries where the effective interest is less than 100% IHG ANA Hotels Group Japan LLC (74.66%) (ar) IHG ANA Hotels Holdings Co., Ltd. (66%) (ar) Regent Hospitality Worldwide, Inc. (51%) (bt) Six Continents Hotels de Colombia SA (94.99%) (bj) Sustainable Luxury Holding (Thailand) Limited (49%) (c) (j) (aj) Sustainable Luxury Hospitality (Thailand) Limited (73.99%) (c) (j) (bl) Sustainable Luxury Management (Thailand) Limited (73.99%) (c) (j) (aj) Sustainable Luxury Operations (Thailand) Limited (99.9998%) (j) (aj) Universal de Hoteles SA (99.99%) (j) (bj) Associates, joint ventures and other 111 East 48th Street Holdings LLC (19.9%) (g) (h) (k) 131 West 23rd Owner, LLC (0%) (b) (ct) Alkoer, Sociedad de Responsabilidad Limitada de Capital Variable (50%) (h) (cg) ASR-JV One, LLC (0%) (d) (h) (l) Beijing Orient Express Hotel Co., Ltd. (16.25%) (bm) Blue Blood (Tianjin) Equity Investment Management Co., Limited (30.05%) (bn) Carr SWW Subventure, LLC (26.666%) (g) (ca) Carr Waterfront Hotel, LLC (11.46%) (g) (h) (ca) Carr Wharf 3B Leaseholder, LLC (11.46%) (g) (ca) Carr Wharf 3B Lessee, LLC (11.46%) (g) (ca) China Hotel Investment Ltd. (30.05%) (i) (am) Desarrollo Alkoer Irapuato S. de R.L. de C.V. (50%) (cg) Desarrollo Alkoer Saltillo S. de R.L. de C.V. (50%) (cg) Desarrollo Alkoer Silao S. de R.L. de C.V. (50%) (cg) EDG Alpharetta EH, LLC (0%) (b) (h) (r) Gestion Hotelera Gestel, C.A. (50%) (c) (h) (ba) Groups360, LLC (11.96%) (h) (l) Inter-Continental Hotels Saudi Arabia Ltd. (40%) (bs) NF III Seattle, LLC (25%) (g) (k) NF III Seattle Op Co, LLC (25%) (g) (k) Nuevas Fronteras S.A. (23.66%) (cd) President Hotel & Tower Co Ltd. (30%) (bu) Sustainable Luxury Gravity Global Private Limited (51%) (h) (bz) Tianjin ICBCI IHG Equity Investment Fund Management Co., Limited (21.04%) (bv) Universal Blvd Holdings LLC (25%) (k) Universal Blvd Hotel Venture LLC (25%) (k) 238 IHG Annual Report and Form 20-F 2025 Notes to the Group Financial Statements continued 32. Group companies continued Key (a) Directly owned by InterContinental Hotels Group PLC (b) 8% cumulative preference shares (c) Ordinary A and ordinary B shares (d) 12.5% cumulative preference shares (e) ¼ vote ordinary shares and ordinary shares (f) Ordinary shares, 5% cumulative preference shares and 7% cumulative preference shares (g) The entities do not have share capital and are governed by an operating agreement (h) Accounted for as associates and joint ventures due to IHG’s decision-making rights contained in the partnership agreement (i) Accounted for as an other financial asset due to IHG being unable to exercise significant influence over the financial and operating policy decisions of the entity (j) Minority interest relates to one or more individual shareholders who are employed or were previously employed by the entity Registered addresses (k) Three Ravinia Drive, Suite 100, Atlanta, GA 30346, USA (l) 251 Little Falls Drive, Suite 400, Wilmington, New Castle County, DE 19808, USA (m) Clarendon House, 2 Church Street, Hamilton HM11, Bermuda (n) 1 Windsor Dials, Arthur Road, Windsor, Berkshire, SL4 1RS, UK (o) 40 Temperance Street, Suite 3200, Toronto, M5HOBR, Ontario, Canada (p) Kingsfordweg 151, 1043 GR Amsterdam, The Netherlands (q) Room No. 23, Floor 16, Saigon Tower Building, No. 29 Le Duan, Sai Gon Ward, Ho Chi Minh City, Vietnam (r) The Corporation Trust Centre, 1209 Orange Street, Wilmington, DE 19801, USA (s) c/o BDO LLP, 5 Temple Square, Liverpool, L2 5RH, UK (t) Building 4, No 13 Xiao Gang Zhong Ma Road, Zhuhai District, Guangzhou, Guangdong, P.R. China (u) 7729 Innovation Boulevard, 3004 Al Aqeeq District, 13519 Riyadh, Kingdom of Saudi Arabia (v) Flemming House, Wickhams Cay, P.O. Box 662, Road Town, Tortola VG1110, British Virgin Islands (w) c/o Premier Corporate Services Limited, First Floor, Unit C102, MA, Alidhooge, Shaheedhu Kudaveni Thutthu Manik Hingun, Male, Republic of Maldives (x) 31–33 rue Mogador, 75009 Paris, France (y) Bucharest, 2nd District, 2 Gara Herăstrău Street, 2nd floor, module 33, Romania (z) J E Irausquin Boulevard 93, 1Eagle/ Paardenbaai, Oranjestad West, Aruba (aa) Level 11, 20 Bond Street, Sydney NSW 2000, Australia (ab) Ontario # 1050, Col. Providencia, Guadalajara, Jalisco CP44630, Mexico (ac) Administrative unit no. 8, the ground floor of the building F1, El Emdad and El Tamween Street, Nasr City, Cairo, the Arab Republic of Egypt (ad) Rond-Point Robert Schuman 11, 1040 Brussels, Belgium (ae) QBC 4 – Am Belvedere 4, 1100, Vienna, Austria (af) Avenida da Republica, no 52 – 9, 1069 – 211, Lisbon, Portugal (ag) Room 60, Section 11 Floor 3 Premises I, Building 1, House 125, Varshavskoye shosse Str, Vn.Ter.G. Municipal District Severnoye Chertanovo, Moscow City, 117587, Russia (ah) No. 84, Pan Haliain Street, Unit #1, Level 8, Uniteam Marine Office Building, Sanchuang Township, Yangon, Myanmar (ai) 230 Victoria Street, #13-00 Bugis Junction Towers, 188024, Singapore (aj) 57, 9th Floor, Park Ventures Ecoplex, Unit 902–904, Wireless Road, Limpini, Pathum Wan Bangkok 103330, Thailand (ak) Alameda Jau 536, Suite 3S-B, 01420-000 São Paulo, Brazil (al) Avenida Cordoba 1547, piso 8, oficina A, 1055 Buenos Aires, Argentina (am) The Phoenix Centre, George Street, Belleville St. Michael, Barbados (an) Level 10, 55 Shortland Street, Auckland Central, Auckland 1010, New Zealand (ao) Junghofstrasse 7, 60315, Frankfurt am Main, Germany (ap) Central Office Park Unit 4, 257 Jean Avenue, Centurion 0157, South Africa (aq) 11th Floor, Building No. 10, Tower C, DLF Phase-II, DLF Cyber City, Gurgaon, Haryana-122002, India (ar) 20th Floor, Toranomon Kotoshira Tower, 2–8, Toranomon 1-chom, Minato-ku, 105-0001, Tokyo, Japan (as) Venture Corporate Services (Mauritius) Ltd, Level 3, Tower 1, Nexteracom Towers, Cybercity, Ebene, Republic of Mauritius (at) 1103 Budapest, Köér utca 2/A. C. ép., Hungary (au) Budapester Str. 2, 10787 Berlin, Germany (av) Grevgatan 15, 11453 Stockholm, Sweden (aw) Alameda Jau 536, Suite 3S-E, 01420-000 São Paulo, Brazil (ax) 1980 Pérodeau Street, Vaudreuil-Dorion, J7V 8P7, Quebec, Canada (ay) Room 1928, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, HongKong (az) 361 San Francisco Street Penthouse, San Juan, PR 00901, Puerto Rico (ba) Hotel Tamanaco Inter-Continental, Final Av. Ppal, Mercedes, Caracas, Venezuela (bb) 22/F Citigroup Tower, No. 33 Huayanshiqiao Road, Lujiazui, Pudong New Area, 200120, Shanghai, P.R. China (bc) Alameda Jau 536, Suite 3S-C, 01420-000 São Paulo, Brazil (bd) Alameda Jau 536, Suite 3S-D, 01420-000 São Paulo, Brazil (be) Viale Monte Nero n.84, 20135 Milano, Italy (bf) Thurn-und-Taxis-Platz 6 – 60313 Frankfurt am Main, Germany (bg) c/o Juris Tax Ltd. Level 3, Ebene House, Hotel Avenue, 33 Cybercity, Ebene 72201, Republic of Mauritius (bh) Menara Imperium 22nd Floor, Suite D, JI. HR. Rasuna Said Kav.1, Guntur Sub-district, Setiabudi District, South Jakarta 12980, Indonesia (bi) Primmer Piper Eggleston & Cramer PC, 30 Main St., Suite 500, P.O. Box 1489, Burlington, VT 05402-1489, USA (bj) Calle 49, Sur 45 A 300, Oficina 1102, 055422 Envigado, Antioquia, Colombia (bk) 10 Kings Lane, Roseau, Dominica (bl) No. 56 Moo 5, Tambol Koh Yao Noi, Amphur Ko Yao, Pang-nga Province 82160, Thailand (bm) Room 311, Building 1, No. 6 East Wen Hua Yuan Road, Beijing Economy and Technology Development Zone, Beijing, P.R. China Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 239 32. Group companies continued (bn) Room N306, 3rd Floor, Building 6, Binhai Financial Street, No. 52 West Xincheng Road, Tianjin Economy and Technology Development Zone, Tianjin, P.R. China (bo) Cesta v Mestni log 1, 1000 Ljubljana, Slovenia (bp) 37A Professor Fridtjof Nansen Street, 5th Floor, District Sredets, Sofia, 1142, Bulgaria (bq) C/o Holiday Inn & Suites, Cnr Waigani Drive & Wards Road, Port Moresby, National Capital District, Papua New Guinea (br) Suite 2201, Festival Tower, Dubai Festival City, Al Rebbat St., P.O. Box 58191, Dubai, United Arab Emirates (bs) Madinah Road, Jeddah, P.O Box 9456, Post Code 21413, Jeddah, Saudi Arabia (bt) Maples Corporate Services Ltd.– PO Box 309, Ugland House, Grand Cayman – KY1-1104, Cayman Islands (bu) 971, 973 Ploenchit Road, Lumpini, Pathumwan, Bangkok 10330, Thailand (bv) Room R316, 3rd Floor, Building 6, Binhai Financial Street, No. 52 West Xincheng Road, Tianjin Economy and Technology Development Zone, Tianjin, P.R. China (bw) 14th Floor, South China Building, 1–3 Wyndham Street, Hong Kong, SAR (bx) Maslak Mah. Eski Büyükdere Cad. Orjin Maslak İŞ, Merkezi Sitesi No: 27 IC KapiI No: 4 Sariyer/Istanbul, Turkey (by) Paseo de Recoletos 37–41, 28004 Madrid, Spain (bz) B-11515 Bhikaj Cama Place, New Delhi, South Delhi, 110066 India (ca) Carr Hospitality, LLC, 1455 Pennsylvania Avenue, NW, Suite 200, Washington, DC 20004, USA (cb) 84 Albert Street, Belize City, Belize, C.A. (cc) Krunska 73, 3rd floor, office no.3, Vračar, 11000 Belgrade, Serbia (cd) Moreno 809 2 Piso, C1091AAQ Buenos Aires, Argentina (ce) Bulevar Svetog Petra Cetinjskog 149 – 81000 Podgorica, Montenegro (cf) Bernard Monteagudo 201, 15076, Lima, Peru (cg) Avenida Ejercito Nacional Mexicano No. 769, Torre B Piso 8, Granada, Miguel Hidalgo, Ciudad de Mexico, CP 11520, Mexico (ch) Ground Floor, Al Kamel Law Building, Plot 52-b, Banks Area, Six of October City, Egypt (ci) Shop No. L3–6, Amity Building, No. 125 High Level Road, Maharagama, Colombo, Sri Lanka (cj) Office #3082, 30th Floor, ASEM Tower, 517 Yeongdong-daero, Gangnam-gu, Seoul, (Samseong-dong), 06164, Republic of Korea (ck) 291 Rue des Tovets, Courchével 1850, 73120, Courchével, France (cl) 2 Wisconsin Circle #700, Chevy Chase, MD 20815, USA (cm) 23/6 D, Anhaght Str., Yerevan, 0069, Armenia (cn) Generation Park Z – ul. Towarowa 28, 00-839 Warsaw, Poland (co) Suite 1, Ground Floor, The Financial Services Centre, Bishops Court Hill, St. Michael, BB14004, Barbados (cp) Brumby Centre, Lot 42, Jalan Muhibbah, 87000 Labuan F.T., Malaysia (cq) Blvd, Morazan, Centro Comercial El Dorado, 6th Floor, Tegucigalpa, Honduras (cr) ATS Services Limited, Capital Center, 9th Floor, 2–4 Arch, Makarios III Ave., 1065 Nicosia, Cyprus (cs) Max Henriquez Ureña N° 11, Ensanche Naco, Santo Domingo de Guzman, Distrito Nacional, Santo Domingo (ct) Harvard Business Services, Inc., 16192 Coastal Hwy, Lewes, Delaware 19958, USA 240 IHG Annual Report and Form 20-F 2025 Notes to the Group Financial Statements continued

Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 241 InterContinental Koh Samui Resort, Surat Thani, Thailand. In this section Parent Company Financial Statements 242 Parent Company statement of financial position 242 Parent Company statement of changes in equity 243 Notes to the Parent Company Financial Statements 244 Fixed assets Investments 3 3,294 3,251 Current assets Debtors: due after more than one year 4 49 42 Debtors: due within one year 4 448 168 Current liabilities Creditors: amounts falling due within one year 7 (358) (305) Net current assets/(liabilities) 139 (95) Total assets less current liabilities 3,433 3,156 Creditors: amounts falling due after one year 7 (843) (1,185) Net assets 2,590 1,971 Capital and reserves Called up share capital 9 33 34 Share premium account 75 75 Capital redemption reserve 13 12 Share-based payment reserve 557 507 Cash flow hedge reserves 9 1 6 Profit and loss account 1,911 1,337 Total equity 2,590 1,971 31 December 2025 Note 2025 2024 £m £m The Parent Company Financial Statements were approved by the Board on 16 February 2026 and were signed on its behalf by Michael Glover. Michael Glover 16 February 2026 The profit after tax amounts to £1,454m (2024: £571m). Registered number 05134420 + Notes on pages 244 to 248 form an integral part of these Financial Statements. 242 IHG Annual Report and Form 20-F 2025 Parent Company statement of financial position At 1 January 2024 36 75 10 475 1 1,600 2,197 Profit for the year – – – – – 571 571 Other comprehensive income Items that may be subsequently reclassified to profit or loss: Losses on cash flow hedges, including related tax charge of £2m – – – – (40) – (40) Costs of hedging – – – – 1 – 1 Hedging losses reclassified to financial expenses – – – – 44 – 44 Total other comprehensive income for the year – – – – 5 – 5 Total comprehensive income for the year – – – – 5 571 576 Repurchase of shares, including transaction costs (2) – 2 – – (631) (631) Equity-settled share-based payment cost – – – 32 – – 32 Equity dividends paid (note 10) – – – – – (203) (203) At 31 December 2024 34 75 12 507 6 1,337 1,971 Profit for the year – – – – – 1,454 1,454 Other comprehensive loss Items that may be subsequently reclassified to profit or loss: Gains on cash flow hedges, including related tax credit of £2m – – – – 9 – 9 Costs of hedging – – – – 2 – 2 Hedging gains reclassified to financial expenses – – – – (16) – (16) Total other comprehensive loss for the year – – – – (5) – (5) Total comprehensive income for the year – – – – (5) 1,454 1,449 Repurchase of shares, including transaction costs (1) – 1 – – (678) (678) Equity-settled share-based payment cost – – – 50 – – 50 Equity dividends paid (note 10) – – – – – (202) (202) At 31 December 2025 33 75 13 557 1 1,911 2,590 Called up share capital Share premium account Capital redemption reserve Share-based payment reserve Cash flow hedge reserves Profit and loss account Total equity £m £m £m £m £m £m £m + Notes on pages 244 to 248 form an integral part of these Financial Statements. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 243 Parent Company statement of changes in equity 1. Accounting policies General information The Parent Company Financial Statements of InterContinental Hotels Group PLC (the ‘Company’) for the year ended 31 December 2025 were authorised for issue by the Board of Directors on 16 February 2026 and the Parent Company statement of financial position was signed on the Board’s behalf by Michael Glover. The Company is a public limited company, limited by shares, incorporated and registered in England and Wales. The registered address is 1 Windsor Dials, Arthur Road, Windsor, Berkshire, SL4 1RS. The Company’s ordinary shares are publicly traded on the London Stock Exchange and it is not under the control of any single shareholder. The Company’s primary activity is acting as a holding company for the Group’s investments. The Parent Company Financial Statements are presented in sterling and all values are rounded to the nearest million pounds (£m) except when otherwise indicated. No income statement is presented for the Company as permitted by Section 408 of the Companies Act 2006. Going concern The Directors have assessed, in the light of current and anticipated economic conditions, the Company’s ability to continue as a going concern. Having considered the going concern status and liquidity of the Group (see page 183), the Directors confirm they have a reasonable expectation that the Company has sufficient resources to continue operating until at least 30 June 2027 and there are no material uncertainties that may cast doubt on the Company’s going concern status. Accordingly, they continue to adopt the going concern basis in preparing the Parent Company Financial Statements. Basis of preparation The Parent Company Financial Statements have been prepared in accordance with the Companies Act 2006 as applicable to companies using FRS 101. FRS 101 sets out a reduced disclosure framework for a ‘qualifying entity’ as defined in the standard which addresses the financial reporting requirements and disclosure exemptions in the individual financial statements of qualifying entities that otherwise apply the recognition, measurement and disclosure requirements of UK-adopted IFRSs. FRS 101 sets out amendments to adopted IFRSs that are necessary to achieve compliance with the Companies Act and related Regulations. The following disclosures have not been provided as permitted by FRS 101: – A cash flow statement and related notes as required by IAS 7 ‘Statement of Cash Flows’; – A comparative period reconciliation for share capital as required by IAS 1 ‘Presentation of Financial Statements’; – Disclosures in respect of transactions with wholly owned subsidiaries as required by IAS 24 ‘Related Party Disclosures’; – Disclosures in respect of capital management as required by paragraphs 134 to 136 of IAS 1 ‘Presentation of Financial Statements’; – The following paragraphs of IAS 1 ‘Presentation of Financial Statements’ (removing the requirement to present): – 10(d) (statement of cash flows); – 16 (statement of compliance with all IFRS); and – 111 (cash flow statement information). – The effects of new but not yet effective IFRSs as required by paragraphs 30 and 31 of IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’; and – Disclosures in respect of the compensation of key management personnel as required by paragraph 17 of IAS 24 ‘Related Party Disclosures’. Where the Consolidated Financial Statements of the Company include the equivalent disclosures, the Company has also taken the exemptions under FRS 101 available in respect of the following disclosures: – The requirements of paragraphs 45(b) and 46 to 52 of IFRS 2 ‘Share-based Payment’ in respect of group-settled share-based payments; and – The requirements of paragraphs 91 to 99 of IFRS 13 ‘Fair Value Measurement’ and the disclosures required by IFRS 7 ‘Financial Instruments: Disclosures’. The accounting policies set out herein have, unless otherwise stated, been applied consistently to all periods presented in these Financial Statements. Critical accounting policies and the use of judgements, estimates and assumptions There are no critical estimates or judgements which are considered to present significant risk of a material adjustment to the Parent Company Financial Statements in the next financial year. Material accounting policies Foreign currencies Transactions in foreign currencies are translated to the Company’s functional currency at the exchange rates ruling on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the relevant rates of exchange ruling on the last day of the period. Foreign exchange differences arising on translation are recognised in the income statement. Non-derivative financial instruments Non-derivative financial instruments comprise investments in equity securities, amounts due from and amounts due to Group undertakings and loans and other borrowings. 244 IHG Annual Report and Form 20-F 2025 Notes to the Parent Company Financial Statements

1. Accounting policies continued Investments in equity securities Investments in subsidiaries are carried at cost plus deemed capital contributions arising from share- based payment transactions less any provision for impairment. The carrying amount is reviewed at each reporting date, including a comparison to the market capitalisation of the Company on 31 December 2025 (£15.9bn) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. An impairment loss is recognised if the carrying amount of an asset exceeds its estimated recoverable amount. Impairment losses are recognised in the income statement. Amounts due from Group undertakings Amounts due from Group undertakings are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method less provision for expected credit losses. Allowances for expected credit losses are made based on the risk of non-payment, taking into account ageing, previous experience, economic conditions and forward-looking data. Such allowances are measured as either 12-month expected credit losses or lifetime expected credit losses, depending on changes in the credit quality of the counterparty. Loans and other borrowings Loans and other borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs. They are subsequently measured at amortised cost. Finance charges, including transaction costs and any discount or premium on issue, are recognised in the income statement using the effective interest rate method. Borrowings are classified as due after more than one year when there is a right, that has substance, at the reporting date to defer settlement for at least 12 months after the reporting date. Derivative financial instruments and hedging Derivatives are initially recognised and subsequently measured at fair value. The subsequent accounting treatment depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. Changes in the fair value of derivatives which have either not been designated as hedging instruments or relate to the ineffective portion of hedges are recognised immediately in the income statement. Documentation outlining the measurement and effectiveness of any hedging arrangement is maintained throughout the life of the hedge relationship. Interest arising from currency derivatives and interest rate swaps is recorded in either financial income or expenses over the term of the agreement, unless the accounting treatment for the hedging relationship requires the interest to be taken to reserves. Financial instruments are designated as cash flow hedges when they hedge exposure to variability in cash flows that are attributable to either a highly probable forecast transaction or a particular risk associated with a recognised asset or liability. Changes in the fair value are recorded in other comprehensive income and cash flow hedge reserves to the extent that the hedges are effective. When the hedged item is recognised, the cumulative gains and losses on the related hedging instrument are reclassified to the Parent Company income statement. Financial guarantee contracts Guarantees provided by the Company in respect of bonds issued and, when drawn, certain other borrowings incurred by other Group companies, are financial guarantee contracts initially measured at fair value. The carrying value of financial guarantee liabilities is immaterial for all periods presented. Capital and reserves Accounting policies relating to capital and reserves, which are also applicable to the Company, can be found on page 193 of the Group Financial Statements. The share premium account represents the amount of proceeds received for shares in excess of their nominal value. Share-based payments The cost of equity-settled shared-based payment transactions with employees is measured by reference to fair value at the date at which the right to the shares is granted. Fair value is determined by an external valuer using option pricing models. The cost of equity-settled share-based payment transactions is recognised, together with a corresponding increase in equity, over the period in which any performance or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (vesting date). Where the Company grants awards over its own shares to the employees of its subsidiaries, it recognises an increase in the cost of investment in its subsidiaries equivalent to the equity- settled share-based payment charge recognised in its Group Financial Statements with the corresponding credit being recognised directly in equity. Any consideration received from subsidiaries in relation to those awards does not represent an increase in the cost of investment. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 245 2. Directors’ remuneration Average number of Directors Non-Executive Directors 8 9 Executive Directors 2 2 10 11 2025 2024 Directors’ remuneration 2025 2024 £m £m Base salaries, fees, annual performance payments and benefits 5.9 5.4 + More detailed information on the remuneration including pensions and share awards for each Director is shown in the Directors’ Remuneration Report within the ‘Single total figure of remuneration’ tables for Executive Directors on page 148 and Non-Executive Directors on page 156. Shareholdings for each Director are shown within ‘Shares and awards held by Executive Directors at 31 December 2025’ for Executive Directors on page 153 and ‘Non-Executive Directors’ shareholdings’ for Non-Executive Directors on page 156. 2025 2024 number number Directors in respect of whose qualifying services shares were received or receivable under long-term incentive schemes 2 2 3. Investments Cost and net book value At 1 January 2024 3,227 Share-based payments capital contribution 24 At 31 December 2024 3,251 Share-based payments capital contribution 43 At 31 December 2025 3,294 £m The Company is the beneficial owner of all the equity share capital of InterContinental Hotels Limited, a company registered in England and Wales. + A full list of subsidiary and other related undertakings is given in note 32 to the Group Financial Statements. 4. Debtors Due after more than one year Derivative financial assets (note 6) 5 – Deferred tax (note 5) 44 42 49 42 Due within one year Amounts due from Group undertakings 429 155 Current tax 19 13 448 168 2025 2024 £m £m 5. Deferred tax At 1 January 2024 43 – 43 Income statement 1 – 1 Statement of comprehensive income – (2) (2) At 31 December 2024 44 (2) 42 Statement of comprehensive income – 2 2 At 31 December 2025 44 – 44 Losses Currency swaps Total £m £m £m Under UK tax law it is possible to realise certain categories of deferred tax assets, including all those of the Company, against future taxable profits of any other UK entity within the Group. There is an expectation of sufficient future taxable profits within the Group which supports the recognition of the Company’s deferred tax asset. + More detailed information on the basis for deferred tax recognition is shown within the Group accounting policies and note 8 to the Group Financial Statements on pages 192 and 206. 246 IHG Annual Report and Form 20-F 2025 Notes to the Parent Company Financial Statements continued 6. Derivatives financial instruments and hedging Currency swaps have been transacted to swap the proceeds from the euro bonds to sterling as follows: Fair value Date of designation Pay leg Interest rate Receive leg Interest rate Maturity Hedged item 2025 2024 £m £m November 2018 £436m 3.493% €500m 2.125% May 2027 €500m 2.125% bonds 2027 5 (11) Hedge ineffectiveness arises where the cumulative change in the fair value of the swaps exceeds the change in fair value of the future cash flows of the bonds. The change in value of the hedged item used as the basis for recognising hedge ineffectiveness for the period was a £14m gain (2024: £28m loss). 7. Creditors Falling due within one year Amounts due to Group undertakings 3 1 Current tax payable 3 – Loans and other borrowings: £300m 3.75% bonds 2025 – 304 £350m 2.125% bonds 2026 352 – 358 305 Falling due after one year Derivative financial liabilities (note 6) – 11 Non-current tax payable – 1 Loans and other borrowings: £350m 2.125% bonds 2026 – 352 €500m 2.125% bonds 2027 442 420 £400m 3.375% bonds 2028 401 401 843 1,185 2025 2024 £m £m + More detailed information on loans and other borrowings and derivative financial instruments is shown in notes 21 and 23 respectively to the Group Financial Statements. 8. Employee benefits Share-based payments The Company operates the Annual Performance Plan, Long Term Incentive Plan (performance-related awards and restricted stock units) and the Colleague Share Plan. + More detailed information on share-based payments is shown in note 27 to the Group Financial Statements. 9. Capital and reserves Called up share capital At 1 January 2025 (ordinary shares of 20340/399p each) 165 34 Repurchased and cancelled under share repurchase programme (8) (1) At 31 December 2025 (ordinary shares of 20340/399p each) 157 33 Number of shares Equity share capital Allotted, called up and fully paid millions m + More detailed information on authorised share capital and shareholder returns is given in note 28 to the Group Financial Statements. At 31 December 2025, 5,481,782 shares (2024: 6,241,782) with a nominal value of £1,143,068 (2024: £1,301,545) were held as treasury shares. In the year ended 31 December 2025, 7.6m shares were repurchased for total consideration of £678m including taxes and transaction costs. In February 2026, the Board approved a $950m share buyback programme. A resolution to renew the authority to repurchase shares will be put to shareholders at the AGM on 7 May 2026. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 247 9. Capital and reserves continued Cash flow hedge reserves At 1 January 2024 5 (4) 1 Costs of hedging deferred and recognised in other comprehensive income – 1 1 Change in fair value of currency swaps recognised in other comprehensive income (38) – (38) Reclassified from other comprehensive income to profit or loss 44 – 44 Deferred tax (2) – (2) At 31 December 2024 9 (3) 6 Costs of hedging deferred and recognised in other comprehensive loss – 2 2 Change in fair value of currency swaps recognised in other comprehensive loss 7 – 7 Reclassified from other comprehensive income to profit or loss (16) – (16) Deferred tax 2 – 2 At 31 December 2025 2 (1) 1 Cash flow hedge reserve Cost of hedging reserve Total £m £m £m + More detailed information on derivative financial instruments and hedging is shown in note 23 to the Group Financial Statements. 10. Dividends Final (declared for previous year) 86.0 135 83.9 138 Interim 43.3 67 40.8 65 129.3 202 124.7 203 2025 2024 Paid during the year pence per share £m pence per share £m The final dividend in respect of 2025 of 125.9¢ per ordinary share (amounting to approximately $190m) is proposed for approval at the AGM on 7 May 2026. 11. Contingencies The following UK subsidiaries will take advantage of the audit exemption set out within Section 479A of the Companies Act 2006 for the year ended 31 December 2025: Asia Pacific Holdings Limited 3941780 Gem Brand Company Limited 16147706 Hotel InterContinental London (Holdings) Limited 6451128 Hotel Inter-Continental London Limited 1036984 IHC May Fair Hotel Limited 2323039 IHC Overseas (U.K.) Limited 2322038 IHG PS Nominees Limited 7092523 InterContinental (PB) 1 6724223 InterContinental (PB) 3 Limited 6947603 SC Leisure Group Limited 658907 Six Continents Holdings Limited 3211009 Six Continents Hotels International Limited 722401 Six Continents Investments Limited 694156 Six Continents Overseas Holdings Limited 2661055 Company name Company number The Company will guarantee all outstanding liabilities of the above UK subsidiary undertakings as at the balance sheet date in accordance with Section 479C of the Companies Act 2006. The Company has assessed the probability of loss under the guarantees as remote. At 31 December 2025, the Company has provided a guarantee in respect of €600m, €850m and €750m bonds issued by one of its subsidiaries and maturing in 2029, 2030 and 2031 respectively (2024: €600m and €750m bonds maturing in 2029 and 2031 respectively). 248 IHG Annual Report and Form 20-F 2025 Notes to the Parent Company Financial Statements continued

Strategic Report | Governance | Group Financial Statements | Parent Company Financial Statements | Additional Information
Annual Report and Form 20-F 2025 | IHG | 249

Additional Information



Quail Springs, Oklahoma, US.

In this section

Other financial information	250
Directors' Report	260
Group information	264
Shareholder information	280
Schedule 1: Condensed Parent Company	288
Exhibits	292
Forward-looking statements	293
Form 20-F cross-reference guide	294
Glossary	297
Useful information	300

250 | IHG | Annual Report and Form 20-F 2025

Other Financial Information

Use of Non-GAAP measures

In addition to performance measures directly observable in the Group Financial Statements (IFRS measures), additional measures (described as Non-GAAP) are presented that are used internally by management as key measures to assess performance. Non-GAAP measures are either not defined under IFRS or are adjusted IFRS figures.

+ Further explanation in relation to these measures and their definitions can be found on pages 107 to 112.

Revenue and operating profit Non-GAAP reconciliations

Highlights for the year ended 31 December 2025

Reportable segments

	Revenue				Operating profit			
	2025 $m	2024 $m	Change $m	Change %	**2025 $m**	2024 $m	Change $m	Change %
Per Group income statement	**5,189**	4,923	266	5.4	**1,198**	1,041	157	15.1
System Fund and reimbursables	**(2,721)**	(2,611)	(110)	4.2	**46**	83	(37)	(44.6)
Operating exceptional items	**–**	–	–	–	**21**	–	21	NM[a]
Reportable segments	**2,468**	2,312	156	6.7	**1,265**	1,124	141	12.5
Reportable segments analysed as:								
Fee business	**1,897**	1,774	123	6.9	**1,231**	1,085	146	13.5
Owned & leased	**544**	515	29	5.6	**43**	45	(2)	(4.4)
Insurance activities	**27**	23	4	17.4	**(9)**	(6)	(3)	50.0
	2,468	2,312	156	6.7	**1,265**	1,124	141	12.5

a. Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Underlying revenue and underlying operating profit

	Revenue				Operating profit			
	2025 $m	2024 $m	Change $m	Change %	**2025 $m**	2024 $m	Change $m	Change %
Reportable segments (see above)	**2,468**	2,312	156	6.7	**1,265**	1,124	141	12.5
Significant liquidated damages	**(7)**	–	(7)	NM[b]	**(7)**	–	(7)	NM[b]
Owned & leased asset acquisition and disposal[a]	**(7)**	(8)	1	(12.5)	**6**	5	1	20.0
Currency impact	**–**	17	(17)	NM[b]	**–**	–	–	–
Underlying revenue and underlying operating profit	**2,454**	2,321	133	5.7	**1,264**	1,129	135	12.0

a. The results of one Kimpton hotel in 2025 (being the year of lease commencement) and one Regent hotel in 2024 (being the year of lease expiration) are removed to determine the underlying growth, adjusted to reflect 2025 rates.

b. Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Underlying fee revenue and underlying fee operating profit

	Revenue				Operating profit			
	2025 $m	2024 $m	Change $m	Change %	2025 $m	2024 $m	Change $m	Change %
Reportable segments fee business (see above)	**1,897**	1,774	123	6.9	**1,231**	1,085	146	13.5
Significant liquidated damages	**(7)**	–	(7)	NM[a]	**(7)**	–	(7)	NM[a]
Currency impact	**–**	6	(6)	NM[a]	**–**	(1)	1	NM[a]
Underlying fee revenue and underlying fee operating profit	**1,890**	1,780	110	6.2	**1,224**	1,084	140	12.9

a. Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

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Annual Report and Form 20-F 2025 | IHG | 251

Revenue and operating profit Non-GAAP reconciliations continued

Americas

	Revenue				Operating profit[b]			
	2025 $m	2024 $m	Change $m	Change %	2025 $m	2024 $m	Change $m	Change %
Per Group financial statements, note 2	**1,129**	1,141	(12)	(1.1)	**836**	828	8	1.0
Reportable segments analysed as[a]:								
Fee business	**963**	979	(16)	(1.6)	**804**	795	9	1.1
Owned & leased	**166**	162	4	2.5	**32**	33	(1)	(3.0)
	1,129	1,141	(12)	(1.1)	**836**	828	8	1.0
Reportable segments (see above)	**1,129**	1,141	(12)	(1.1)	**836**	828	8	1.0
Significant liquidated damages	**(7)**	–	(7)	NM[c]	**(7)**	–	(7)	NM[c]
Currency impact	**–**	(3)	3	NM[c]	**–**	(3)	3	NM[c]
Underlying revenue and underlying operating profit	**1,122**	1,138	(16)	(1.4)	**829**	825	4	0.5

a. Revenues as included in the Group Financial Statements, note 3.

b. Before exceptional items.

c. Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

EMEAA

	Revenue				Operating profit[b]			
	2025 $m	2024 $m	Change $m	Change %	2025 $m	2024 $m	Change $m	Change %
Per Group financial statements, note 2	**811**	748	63	8.4	**303**	270	33	12.2
Reportable segments analysed as[a]:								
Fee business	**433**	395	38	9.6	**292**	258	34	13.2
Owned & leased	**378**	353	25	7.1	**11**	12	(1)	(8.3)
	811	748	63	8.4	**303**	270	33	12.2
Reportable segments (see above)	**811**	748	63	8.4	**303**	270	33	12.2
Owned & leased asset acquisition and disposal[d]	**(7)**	(8)	1	(12.5)	**6**	5	1	20.0
Currency impact	**–**	19	(19)	NM[c]	**–**	7	(7)	NM[c]
Underlying revenue and underlying operating profit	**804**	759	45	5.9	**309**	282	27	9.6

a. Revenues as included in the Group Financial Statements, note 3.
b. Before exceptional items.
c. Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.
d. The results of one Kimpton hotel in 2025 (being the year of lease commencement) and one Regent hotel in 2024 (being the year of lease expiration) are removed to determine the underlying growth, adjusted to reflect 2025 rates.

252 | IHG | Annual Report and Form 20-F 2025

Other Financial Information continued

Revenue and operating profit Non-GAAP reconciliations continued

Greater China

	Revenue				Operating profit[b]			
	2025 $m	2024 $m	Change $m	Change %	**2025 $m**	2024 $m	Change $m	Change %
Per Group financial statements, note 2	**165**	161	4	2.5	**99**	98	1	1.0
Reportable segments analysed as[a]:								
Fee business	**165**	161	4	2.5	**99**	98	1	1.0
	165	161	4	2.5	**99**	98	1	1.0
Reportable segments (see above)	**165**	161	4	2.5	**99**	98	1	1.0
Underlying revenue and underlying operating profit	**165**	161	4	2.5	**99**	98	1	1.0

a. Revenues as included in the Group Financial Statements, note 3.

b. Before exceptional items.

Highlights for the year ended 31 December 2024

Reportable segments

	Revenue				Operating profit			
	2024 $m	2023 $m	Change $m	Change %	2024 $m	2023 $m	Change $m	Change %
Per Group income statement	4,923	4,624	299	6.5	1,041	1,066	(25)	(2.3)
System Fund and reimbursables	(2,611)	(2,460)	(151)	6.1	83	(19)	102	NM[a]
Operating exceptional items	–	–	–	–	–	(28)	28	NM[a]
Reportable segments	2,312	2,164	148	6.8	1,124	1,019	105	10.3
Reportable segments analysed as:								
Fee business	1,774	1,672	102	6.1	1,085	992	93	9.4
Owned & leased	515	471	44	9.3	45	29	16	55.2
Insurance activities	23	21	2	9.5	(6)	(2)	(4)	200.0
	2,312	2,164	148	6.8	1,124	1,019	105	10.3

a. Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Underlying revenue and underlying operating profit

	Revenue				Operating profit			
	2024 $m	2023 $m	Change $m	Change %	2024 $m	2023 $m	Change $m	Change %
Reportable segments (see above)	2,312	2,164	148	6.8	1,124	1,019	105	10.3
Owned & leased asset disposals[b]	(8)	(10)	2	(20.0)	4	3	1	33.3
Currency impact	–	(7)	7	NM[a]	–	(12)	12	NM[a]
Underlying revenue and underlying operating profit	2,304	2,147	157	7.3	1,128	1,010	118	11.7

a. Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

b. The results of one Regent hotel are removed in 2024 (being the year of lease expiration) and in 2023 to determine the underlying growth.

Strategic Report | Governance | Group Financial Statements | Parent Company Financial Statements | Additional Information | Annual Report and Form 20-F 2025 | IHG | 253

Revenue and operating profit Non-GAAP reconciliations continued

Underlying fee revenue and underlying fee operating profit

				Revenue				Operating profit
	2024 $m	2023 $m	Change $m	Change %	2024 $m	2023 $m	Change $m	Change %
Reportable segments fee business (see above)	1,774	1,672	102	6.1	1,085	992	93	9.4
Currency impact	–	(9)	9	NM[a]	–	(11)	11	NM[a]
Underlying fee revenue and underlying fee operating profit	1,774	1,663	111	6.7	1,085	981	104	10.6

a. Percentage change considered not meaningful, such as where a positive balance in the latest period is comparable to a negative or zero balance in the prior period.

Fee margin reconciliation

	2025 $m	2024 $m	2023 $m
Revenue			
Reportable segments analysed as fee business (page 250)	**1,897**	1,774	1,672
Significant liquidated damages[a]	**(7)**	–	–
	1,890	1,774	1,672
Operating profit[b]			
Reportable segments analysed as fee business (page 250)	**1,231**	1,085	992
Significant liquidated damages[a]	**(7)**	–	–
	1,224	1,085	992
Fee margin[c]	**64.8%**	61.2%	59.3%

a. $7m recognised in 2025 reflects the significant liquidated damages related to one hotel in the Americas.

b. Before exceptional items.

c. Reported as a KPI on page 42.

Fee margin is broken down by region as follows:

Year ended 31 December 2025	Americas	EMEAA	Greater China	Central[b]	Total
Revenue $m					
Reportable segments analysed as fee business (pages 251 to 252)	963	433	165	336	1,897
Significant liquidated damages	(7)	–	–	–	(7)
	956	433	165	336	1,890
Operating profit[a]					
Reportable segments analysed as fee business (pages 251 to 252)	804	292	99	36	1,231
Significant liquidated damages	(7)	–	–	–	(7)
	797	292	99	36	1,224
Fee margin	83.4%	67.4%	60.0%	10.7%	64.8%

a. Before exceptional items.

b. Central fee business revenue and operating profit as per note 2 to the Financial Statements, and excludes revenue and operating loss from insurance activities of $27m and $9m, respectively.

254 | IHG | Annual Report and Form 20-F 2025

Other Financial Information continued

Fee margin reconciliation continued

Year ended 31 December 2024	Americas	EMEAA	Greater China	Central[b]	Total
Revenue $m					
Reportable segments analysed as fee business (pages 251 to 252)	979	395	161	239	1,774
	979	395	161	239	1,774
Operating profit[a]					
Reportable segments analysed as fee business (pages 251 to 252)	795	258	98	(66)	1,085
	795	258	98	(66)	1,085
Fee margin	81.2%	65.3%	60.9%	(27.6)%	61.2%

Year ended 31 December 2023	Americas	EMEAA	Greater China	Central[b]	Total
Revenue $m					
Reportable segments analysed as fee business (pages 251 to 252)	957	354	161	200	1,672
	957	354	161	200	1,672
Operating profit[a]					
Reportable segments analysed as fee business (pages 251 to 252)	787	214	96	(105)	992
	787	214	96	(105)	992
Fee margin	82.2%	60.5%	59.6%	(52.5)%	59.3%

a. Before exceptional items.

b. Central fee business revenue and operating profit as per note 2 to the Financial Statements, and excludes revenue and operating loss from insurance activities of $23m and $6m, respectively (2023: $21m and $2m).

Net and gross capital expenditure reconciliation

	12 months ended 31 December 2025 $m	2024 $m
Net cash from investing activities	**(190)**	(99)
Adjusted for:		
Contract acquisition costs, net of repayments	**(179)**	(237)
System Fund depreciation and amortisation[a]	**78**	82
Payment of deferred purchase consideration	**–**	10
Repayments related to investments supporting the Group's insurance activities	**(3)**	(5)
Changes in bank accounts pledged as security	**(7)**	–
Purchase of brands	**120**	–
Finance lease receipts	**(4)**	(4)
Net capital expenditure	**(185)**	(253)
Further adjusted for:		
Repayment of contract acquisition costs	**(2)**	–
Other disposals and repayments	**(4)**	(15)
System Fund depreciation and amortisation[a]	**(78)**	(82)
Gross capital expenditure	**(269)**	(350)

a. Excludes depreciation on right-of-use assets.

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Annual Report and Form 20-F 2025 | IHG | 255

Net and gross capital expenditure reconciliation continued

$m	12 months ended 31 December 2025 Gross	Repaid	Net	12 months ended 31 December 2024 Gross	Repaid	Net
Analysed as:						
Key money contract acquisition costs	**(179)**	**2**	**(177)**	(206)	–	(206)
Maintenance	**(31)**	**–**	**(31)**	(31)	–	(31)
Recyclable capital expenditure:						
Recyclable contract acquisition costs	**(2)**	**–**	**(2)**	(31)	–	(31)
Other recyclable investments	**(14)**	**4**	**(10)**	(37)	15	(22)
Capital expenditure: System Fund investments	**(43)**	**78**	**35**	(45)	82	37
Total capital expenditure	**(269)**	**84**	**(185)**	(350)	97	(253)

Adjusted free cash flow reconciliation

	12 months ended 31 December				
	2025 $m	2024 $m	2023 $m	2022 $m	2021 $m
Net cash from operating activities	**898**	724	893	646	636
Adjusted for:					
Purchase of shares by employee share trusts	**(10)**	(27)	(8)	(1)	–
Gross maintenance capital expenditure	**(31)**	(31)	(38)	(44)	(33)
Cash flows relating to exceptional items[b]	**57**	(8)	29	43	12
Principal element of lease payments	**(30)**	(46)	(28)	(36)	(32)
Deferred purchase consideration	**–**	3	–	–	–
Recyclable contract acquisition costs	**2**	31	–	–	–
Repayments/(payments) related to investments supporting the Group's insurance activities	**3**	5	(11)	7	6
Finance lease receipts	**4**	4	—	–	–
Adjusted free cash flow[a]	**893**	655	837	615	589

a. Reported as a KPI on page 42.
b. In 2025, includes $34m of exceptional tax paid

Adjusted interest reconciliation

	12 months ended 31 December		
	2025 $m	2024 Re-presented[a] $m	2023 Re-presented[a] $m
Net financial expenses			
Financial income	**49**	63	39
Financial expenses	**(202)**	(178)	(126)
	(153)	(115)	(87)
Adjusted for:			
Interest attributable to the System Fund	**(47)**	(50)	(44)
	(47)	(50)	(44)
Adjusted interest	**(200)**	(165)	(131)

a. An adjustment was previously made to remove foreign exchange gains and losses presented within 'financial expenses'. These are now reported separately in the Group Income Statement. This change does not affect the total adjusted interest.

256 | IHG | Annual Report and Form 20-F 2025

Other Financial Information continued

Adjusted tax and tax rate reconciliations

	2025			2024			2023		
	Profit before tax $m	Tax $m	Rate %	Profit before tax $m	Tax $m	Rate %	Profit before tax $m	Tax $m	Rate %
Group income statement	1,074	(315)	29.3	897	(269)	30.0	1,010	(260)	25.7
Adjusted for:									
Exceptional items	21	16		–	–		(28)	7	
Foreign exchange (gains)/ losses	(37)	–		25	3		(35)	(3)	
System Fund	46	9		83	4		(19)	3	
Interest attributable to the System Fund	(47)	–		(50)	–		(44)	–	
Remeasurement losses on contingent purchase consideration	8	–		4	–		4	–	
	1,065	(290)	27.2	959	(262)	27.3	888	(253)	28.5

Adjusted earnings per ordinary share reconciliation

	12 months ended 31 December		
	2025 $m	2024 $m	2023 $m
Profit available for equity holders	758	628	750
Adjusting items:			
System Fund and reimbursable result	46	83	(19)
Interest attributable to the System Fund	(47)	(50)	(44)
Operating exceptional items	21	–	(28)
Remeasurement losses on contingent purchase consideration	8	4	4
Foreign exchange (gains)/losses	(37)	25	(35)
Tax attributable to the System Fund	9	4	3
Tax on foreign exchange (gains)/losses	–	3	(3)
Tax exceptional items	16	–	7
Adjusted earnings	774	697	635
Basic weighted average number of ordinary shares (millions)	154.4	161.2	169.0
Adjusted earnings per ordinary share (cents)	501.3	432.4	375.7

Strategic Report | Governance | Group Financial Statements | Parent Company Financial Statements | Additional Information | Annual Report and Form 20-F 2025 | IHG | 257

Revenue per available room (RevPAR), average daily rate and occupancy

RevPAR is the primary metric used by management to track hotel performance across regions and brands. RevPAR is also a commonly used performance measure in the hotel industry. RevPAR comprises IHG's system rooms revenue divided by the number of room nights available and can be derived from occupancy rate multiplied by average daily rate (ADR). Occupancy rate is rooms occupied by hotel guests expressed as a percentage of rooms that are available. ADR is rooms revenue divided by the number of room nights sold.

References to RevPAR, occupancy and ADR are presented on a comparable basis comprising groupings of hotels that have traded in both the current and prior year. The principal exclusions in deriving this measure are new hotels, hotels closed for major refurbishment and hotels sold in either of the two years. RevPAR and ADR are quoted at a constant US$ conversion rate, in order to allow a better understanding of the comparable year-on-year trading performance excluding distortions created by fluctuations in exchange rates.

The following tables present RevPAR statistics for the year ended 31 December 2025 and a comparison to 2024. Fee business and owned & leased statistics are for comparable hotels and include only those hotels in the Group's System at 31 December 2025 and franchised, managed, owned or leased by the Group since 1 January 2024. The comparison with 2024 is at constant US$ exchange rates.

	Fee business		Owned & leased	
	2025	Change vs 2024	2025	Change vs 2024
Americas				
InterContinental				
Occupancy	67.5	0.8%pts	83.0	(0.1)%pts
Average daily rate	$237.26	3.4%	$358.75	1.0%
RevPAR	$160.08	4.6%	$297.88	0.8%
Kimpton				
Occupancy	73.8	0.8%pts	–	–
Average daily rate	$281.48	0.1%	–	–
RevPAR	$207.64	1.3%	–	–
Hotel Indigo				
Occupancy	68.1	0.6%pts	–	–
Average daily rate	$186.96	(0.6)%	–	–
RevPAR	$127.41	0.3%	–	–
Crowne Plaza				
Occupancy	59.0	0.4%pts	–	–
Average daily rate	$136.67	(0.2)%	–	–
RevPAR	$80.57	0.5%	–	–
EVEN Hotels				
Occupancy	71.0	(0.4)%pts	–	–
Average daily rate	$162.19	(0.7)%	–	–
RevPAR	$115.10	(1.2)%	–	–
Holiday Inn Express				
Occupancy	69.1	0.0%pts	–	–
Average daily rate	$132.23	0.2%	–	–
RevPAR	$91.41	0.2%	–	–
Holiday Inn				
Occupancy	62.7	(0.8)%pts	68.4	(2.1)%pts
Average daily rate	$129.06	0.5%	$273.93	5.2%
RevPAR	$80.98	(0.7)%	$187.49	2.1%
avid hotels				
Occupancy	64.6	(0.4)%pts	–	–
Average daily rate	$106.91	(0.7)%	–	–
RevPAR	$69.04	(1.2)%	–	–

258 | IHG | Annual Report and Form 20-F 2025

Other Financial Information continued

	Fee business		Owned & leased	
	2025	Change vs 2024	2025	Change vs 2024
Staybridge Suites				
Occupancy	76.3	0.1%pts	–	–
Average daily rate	$134.45	0.2%	–	–
RevPAR	$102.52	0.3%	–	–
Candlewood Suites				
Occupancy	72.8	(0.4)%pts	–	–
Average daily rate	$102.77	(0.1)%	–	–
RevPAR	$74.83	(0.6)%	–	–
EMEAA				
Six Senses				
Occupancy	44.6	5.5%pts	60.8	(3.0)%pts
Average daily rate	$1,087.65	2.2%	$1,271.22	12.5%
RevPAR	$485.05	16.4%	$773.05	7.2%
InterContinental				
Occupancy	69.1	2.7%pts	69.5	2.0%pts
Average daily rate	$254.09	2.9%	$292.36	1.3%
RevPAR	$175.59	7.0%	$203.14	4.3%
Kimpton				
Occupancy	75.6	1.0%pts	77.9	(0.1)%pts
Average daily rate	$310.50	1.0%	$310.52	(0.6)%
RevPAR	$234.77	2.3%	$241.78	(0.8)%
Hotel Indigo				
Occupancy	75.9	1.8%pts	–	–
Average daily rate	$177.38	1.0%	–	–
RevPAR	$134.66	3.4%	–	–
voco				
Occupancy	70.9	3.0%pts	82.0	1.2%pts
Average daily rate	$120.40	2.1%	$ 178.95	0.4%
RevPAR	$85.33	6.7%	$ 146.73	1.8%
Crowne Plaza				
Occupancy	71.7	1.7%pts	–	–
Average daily rate	$132.62	3.0%	–	–
RevPAR	$95.05	5.4%	–	–
Holiday Inn Express				
Occupancy	78.1	1.1%pts	–	–
Average daily rate	$100.86	0.1%	–	–
RevPAR	$78.74	1.4%	–	–
Holiday Inn				
Occupancy	71.2	1.0%pts	–	–

Average daily rate	$108.58	1.0%	–	–
RevPAR	$77.32	2.4%	–	–
Staybridge Suites				
Occupancy	80.8	1.7%pts	–	–
Average daily rate	$124.87	1.1%	–	–
RevPAR	$100.94	3.3%	–	–

Strategic Report | Governance | Group Financial Statements | Parent Company Financial Statements | Additional Information | Annual Report and Form 20-F 2025 | IHG | 259

	Fee business		Owned & leased	
	2025	Change vs 2024	2025	Change vs 2024
Greater China				
Regent				
Occupancy	73.4	5.5%pts	–	–
Average daily rate	$246.06	10.2%	–	–
RevPAR	$180.55	19.1%	–	–
InterContinental				
Occupancy	64.3	2.0%pts	–	–
Average daily rate	$107.36	(5.0)%	–	–
RevPAR	$69.04	(2.0)%	–	–
Hotel Indigo				
Occupancy	63.5	5.0%pts	–	–
Average daily rate	$124.23	(3.1)%	–	–
RevPAR	$78.86	5.1%	–	–
HUALUXE				
Occupancy	62.1	2.3%pts	–	–
Average daily rate	$72.52	(5.4)%	–	–
RevPAR	$45.03	(1.6)%	–	–
Crowne Plaza				
Occupancy	61.0	0.4%pts	–	–
Average daily rate	$71.60	(3.5)%	–	–
RevPAR	$43.69	(2.9)%	–	–
Holiday Inn Express				
Occupancy	56.5	(1.1)%pts	–	–
Average daily rate	$39.83	(4.7)%	–	–
RevPAR	$22.49	(6.5)%	–	–
Holiday Inn				
Occupancy	56.8	(0.2)%pts	–	–
Average daily rate	$54.05	(4.6)%	–	–
RevPAR	$30.72	(4.9)%	–	–

260 | IHG | Annual Report and Form 20-F 2025

Directors' Report

This Directors' Report includes the information required to be given in line with the Companies Act or, where provided elsewhere, an appropriate cross reference is given. The Governance Report approved by the Board is provided on pages 116 to 163 and incorporated by reference herein.

Company defending civil proceedings brought against them in their capacity as Directors or Officers of the Company (including those who served as Directors or Officers during the year). There were no indemnity provisions relating to the UK pension plan for the benefit of the Directors during 2025.

As far as is known to management, IHG is not directly or indirectly owned or controlled by another company or by any government. The Board focuses on shareholder value creation. When it decides to return capital to shareholders, it considers all of its options, including share buybacks and special dividends.

Subsidiaries, joint ventures and associated undertakings

The Group has over 340 subsidiaries, joint ventures, associates and related undertakings (including branches outside of the United Kingdom). A list of subsidiaries and associated undertakings disclosed in accordance with the Companies Act is provided at note 32 of the Group Financial Statements on pages 237 to 240.

Directors

The Directors may exercise all the powers of the Company, subject to the Articles of Association, legislation and regulation. This includes the ability to exercise the authority to allot or purchase the Company's shares pursuant to authorities granted by shareholders at the Company's AGM every year. Further details of the powers of the Company's Directors can be found on page 275.

+ For biographies of the current Directors see pages 118 to 119.

Directors' and Officers' (D&O) liability insurance and existence of qualifying indemnity provisions

The Company maintains the Group's D&O liability insurance policy, which covers Directors and Officers of the

Articles of Association

+ A summary is provided on pages 275 to 276.

+ The Company's Articles of Association may only be amended by special resolution and are available on the Company's website at **ihgplc.com/investors** under Corporate governance.

Shares

Share capital

The Company's issued share capital at 31 December 2025 consisted of 157,126,590 ordinary shares of 20 $^{340}/_{399}$ pence each, including 5,481,782 shares held in treasury, which constituted 3.49% of the total issued share capital (including treasury shares).

During the year, the Company announced a change in the trading currency of its ordinary shares on the London Stock Exchange from pounds sterling to US dollars, effective 2 January 2026. The nominal currency of the shares remains in pounds sterling.

There are no special control rights or restrictions on share transfers or limitations on the holding of any class of shares.

During 2025, 760,000 shares were transferred from treasury to the employee share ownership trust.

Share issues and buybacks

In December 2025, we completed our $900m share buyback programme, which was announced and commenced on 18 February 2025. As part of the programme, 7,585,264 shares were bought back and cancelled, representing total consideration of $892m.

Further information on the transactions that took place this year can be found on page 286.

Dividends

Dividends	Ordinary shares	ADRs
Interim dividend		
An interim dividend was paid on 2 October 2025 to shareholders on the register at the close of business on 22 August 2025.	43.3p	58.6¢
Final dividend		
Subject to approval at the 2026 AGM, a final dividend of 125.9¢ in respect of 2025 will be payable on 14 May 2026 to shareholders on the register at the close of business on 10 April 2026	125.9¢[a]	125.9¢

a. The sterling amount of the final dividend will be announced on 27 April 2026 using the average of the daily exchange rates for the three working days commencing 22 April 2026.

Major institutional shareholders

As at 12 February 2026, being the last practicable date, the Company had been notified of the following significant holdings in its ordinary shares under section 5 of the UK Disclosure Guidance and Transparency Rules (DTRs).

	As at 12 February 2026		As at 14 February 2025		As at 16 February 2024	
Shareholder	**Ordinary shares/ADSs[a]**	**%[a]**	Ordinary shares/ADSs[a]	%[a]	Ordinary shares/ADSs[a]	%[a]
BlackRock, Inc.	**10,190,311[b]**	**6.14**	10,190,311[b]	6.14	10,190,311[b]	6.14
Boron Investments B.V.	**8,280,000**	**5.01**	8,280,000	5.01	8,280,000	5.01
FMR LLC	**8,078,031**	**5.01**	8,078,031	5.01	–	–
The Capital Group Companies, Inc.	**7,424,031**	**4.90**	8,980,505	5.12	8,980,505	5.12
Fiera Capital Corporation[c]	**6,933,553**	**4.38**	6,933,553	4.38	–	–
PineStone Asset Management Inc.	**12,680,354**	**8.07**	12,950,002	7.08	12,950,002	7.08

a. The numbers of shares and percentages of voting rights are as set out in the relevant disclosures made in accordance with Rule 5 of the DTRs and do not necessarily reflect the impact of any share buyback programmes or any changes in shareholdings subsequent to the date of notification that are not notified to the Company under the DTRs.

b. Total shown includes 1,913,249 qualifying financial instruments to which voting rights are attached.

c. We have included details of Fiera Capital Corporation's holding, as disclosed to us on 21 January 2025; however, it is the Company's understanding that the holding of Fiera Capital Corporation is included within the overall holding of PineStone Asset Management Inc, as disclosed to us in August 2025.

The Company’s major shareholders have the same voting rights as other shareholders. The Company does not know of any arrangements, the operation of which may result in a change in its control. + For further details on shareholder profiles see page 287. The Companies (Miscellaneous Reporting) Regulations 2018 Set out below is our employee engagement statement and on page 262, our statement summarising how the Directors have had regard to the need to foster the Company’s business relationships with suppliers, customers and others. + Details of how the Directors have had regard to the matters set forth in Section 172(1)(a) to (f) of the Companies Act are provided on pages 124 and 125. Employee engagement statement Our statement relates to IHG’s directly employed individuals and should be read in conjunction with our people section, Section 172 statement, Voice of the Employee and wider workforce remuneration and employee engagement disclosures on pages 62 to 64, 124 to 125, 135 and 139. During 2025, the main communication channels to provide information of concern to employees included weekly newsletters, virtual town halls, CEO and regional leadership calls, podcasts, blogs, email broadcasts, videos and business function team meetings. Employees have been consulted and given opportunities to express their views and concerns through participation in the employee engagement survey, Voice of the Employee feedback sessions, Employee Resource Groups (ERGs), Colleague events (interactive sessions relating to IHG’s strategy and behaviours), quarterly performance reviews, development and wellbeing meetings, team meetings and the Q&A session as part of the CEO quarterly business update call. Each December, employees are invited to join the employee share plan. The plan is available to around 99% of our corporate employees below the senior/ mid-management level (who receive LTIP and restricted stock units awards). Further details are on page 262. Employees have been made aware of the financial and economic factors affecting the performance of the Company through quarterly business update calls with the CEO, as well as business function team meetings and other regional leadership calls. The Chair and other Directors have engaged with employees through a number of means, including direct interactions, Voice of the Employee feedback sessions, Colleague events and a series of opportunities held during the year to meet Directors via video meetings or in person. Details of how Directors have had regard to employee interests, and the effect of that regard, including principal decisions taken by IHG during the year can be found on pages 45 and 124 to 125. Employee numbers Having a predominantly franchised and managed business model means that many of those people who work at hotels operated under our brands are not our employees. The average number of IHG employees, including part-time employees, during 2025 were as follows: – 7,459 people worldwide (including those in our corporate offices, central reservations offices and owned & leased hotels (excluding those in a category below)), whose costs were borne by the Group; and – 20,390 people who either worked directly on behalf of the System Fund and whose costs were borne by the System Fund, or as General Managers and (in the US predominantly) other hotel workers, who work in managed hotels, who have contracts or are directly employed by IHG and whose costs are borne by those hotel owners. Due to the nature of our business, there are many temporary, agency and contract workers at hotels operated under our brands who are not our employees. The number of temporary employees at corporate locations and owned & leased hotels is not significant. + See note 4 of the Group Financial Statements on pages 199 and 200. Employment of disabled persons IHG continues to focus on providing an inclusive environment, in which employees are valued for who they are and what they bring to the Group, and in which talented individuals are retained through all levels of the organisation. We look to appoint the most appropriate person for the job and are committed to providing equality of opportunity to all employees without discrimination. Every effort is made to ensure that applications for employment from disabled employees are fully and fairly considered and that disabled employees have equal opportunities to training, career development and promotion. + See our people disclosures on pages 62 to 67. + Visit ihgplc.com/responsible-business for more information. 2025 share awards and grants to employees Our current policy is to settle awards or grants under the Company’s share plans with shares purchased in the market or from shares held in treasury; however, the Company continues to review this policy. The Company’s share plans incorporate limits on dilution which provide that commitments to issue new shares or re-issue treasury shares under executive plans should not exceed 5%, and under all plans should not exceed 10%, of the issued ordinary share capital of the Company (adjusted for share issuance and cancellation) in any 10-year period. During the financial year ended 31 December 2025, the Company transferred 760,000 treasury shares (0.48% of the total issued share capital) to satisfy obligations under its share plans. The estimated maximum dilution from awards made under the Company’s share plans over the last 10 years is 4.39%. As at 31 December 2025, there were no options outstanding. The Company has not utilised the authority given by shareholders at any of its AGMs to allot shares for cash without first offering such shares to existing shareholders. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 261 Employee share ownership trust (ESOT) IHG operates an ESOT for the benefit of employees and former employees. The ESOT receives treasury shares from the Company and purchases ordinary shares in the market and releases them to current and former employees in satisfaction of share awards. During 2025, the ESOT released 924,931 shares and at 31 December 2025, it held 860,969 ordinary shares in the Company. The ESOT adopts a prudent approach to purchasing shares, using funds provided by the Group, based on expectations of future requirements. Certain shares that have been allocated to share plan participants under the Annual Performance Plan (APP) are held in a nominee account on behalf of those participants by Computershare Investors Plc (Nominee). As at 31 December 2025, the Nominee held 178,309 forfeitable shares as part of the APP. The shares held by the Nominee have been allocated to share plan participants on terms that entitle those participants to request or require the Nominee to exercise the voting rights relating to those shares. The Nominee exercises those votes in accordance with the directions of the participants. Shares that have not been allocated to share plan participants under such terms are held by the ESOT, and although the trustee has the right to vote or abstain from exercising their voting rights in relation to those shares, it has a policy of not voting, which is in line with guidelines. The trustee also has the right to accept or reject any offer relating to the shares in any way it sees fit. Unless otherwise requested by the Company, the trustee of the ESOT waives all ordinary dividends on the shares held in the ESOT, other than shares which have been allocated to participants on terms which entitle them to the benefit of dividends, except for such amount per share as shall, when multiplied by the number of shares held by it on the relevant date, equal one pence or less. Colleague Share Plan The Company’s employee share plan, known as the Colleague Share Plan, was first introduced in 2019 following approval by shareholders at the Company’s 2019 AGM. In accordance with the Colleague Share Plan Rules, participants’ contributions are used to purchase shares on a monthly basis on behalf of the individuals (Purchased Shares) and held within the Nominee. At the end of the Plan Year, the participants receive a conditional right to receive one share (Matching Share) for every one Purchased Share that they have purchased. Provided the participants hold the Purchased Shares in the Nominee until the second anniversary of the end of the Plan Year, the conditional right to Matching Shares will vest. In 2025, nearly 64 shares vested outside of the usual timetable due to deaths or good leavers, and in January 2026, 21,721 shares vested as part of the regular plan cycle. As at 12 February 2026, the Nominee held 203,460 shares in relation to the Colleague Share Plan. Code of Conduct The Code of Conduct (Code) applies to all Directors, officers and employees and complies with the NYSE rules as set out in Section 406 of the US Sarbanes-Oxley Act 2002. Further details on our Code, including the Board’s oversight of the Code, are set out in the Strategic Report on page 56. Business relationships with suppliers, customers and others Our business relationships with our guests, hotel owners and suppliers are fundamental to our commercial success. During the year, the Board considered matters related to them and had regard to the impact of decisions on them as detailed in the key matters discussed by the Board on pages 124 and 125. These included strategic and operational matters relating to our brand portfolio and operating regions. The Board monitors relationships through a mixture of presentations, reports and direct engagement. The Responsible Business Committee specifically reviews responsible procurement processes, targets and the Supplier Code of Conduct. Details of how relationships have been maintained during the year are set out in the key stakeholder engagement tables on pages 10, 44 and 45. The Group is party to a technology agreement with Amadeus Hospitality Americas, Inc. (Amadeus), for the Guest Reservation System used by the Group. The initial term of 10 years will expire in 2028, and the Group has the right to extend this agreement for two additional periods of up to 10 years each on the same terms, conditions and pricing. The financial and performance obligations in this agreement are guaranteed by Amadeus IT Group S.A., the parent company of Amadeus. Otherwise, there are no specific individual contracts or arrangements considered to be essential to the business of the Group as a whole. Future business developments of the Group + Details on these are set out in the Strategic Report on pages 22 and 23. Finance Political donations The Group made no political donations under the Companies Act during the year and proposes to maintain this policy in respect of such donations. Notwithstanding this policy, in accordance with US law, one of IHG’s US subsidiaries provides administrative support to an employee-operated Political Action Committee in the US (US PAC), which is funded by voluntary political donations from eligible employees. The US PAC is not controlled by IHG. All decisions regarding the amounts and recipients of contributions are directed by the Board of Directors of the US PAC, in accordance with its Charter and By-laws. In 2025, a total of US $52,250 was expended on political contributions by the US PAC. Financial reporting controls + A summary of the Group’s internal control framework in relation to financial reporting is included on page 165 and further information is included on page 129. An overview of the Group’s risk management framework is included on pages 46 and 47. Financial risk management + The Group’s financial risk management objectives and policies, including its use of financial instruments, are set out in note 23 to the Group Financial Statements on pages 220 to 224. 262 IHG Annual Report and Form 20-F 2025 Directors’ Report continued Significant agreements and change of control provisions The Group is a party to the following arrangements which could be terminated upon a change of control of the Company and which are considered significant in terms of their potential impact on the business of the Group as a whole: – The $1.5 billion syndicated loan facility agreement dated 4 December 2025 and maturing in December 2030, under which a change of control of the Company would entitle each lender to cancel its commitment and declare all amounts due to it payable. – The 10-year £350 million bond issued by the Company on 24 August 2016, under which, if the bond’s credit rating was downgraded in connection with a change of control, the bond holders would have the option to require the Company to redeem or, at the Company’s option, repurchase the outstanding notes together with interest accrued. – The 8.5-year €500 million bond issued by the Company on 15 November 2018, under which, if the bond’s credit rating was downgraded in connection with a change of control, the bond holders would have the option to require the Company to redeem or, at the Company’s option, repurchase the outstanding notes together with interest accrued. – The eight-year £400 million bond issued by the Company on 8 October 2020, under which, if the bond’s credit rating was downgraded in connection with a change of control, the bond holders would have the option to require the Company to redeem or, at the Company’s option, repurchase the outstanding notes together with interest accrued. – The six-year €600 million bond issued by IHG Finance LLC on 28 November 2023, under which, if the bond’s credit rating was downgraded in connection with a change of control, the bond holders would have the option to require IHG Finance LLC to redeem or, at IHG Finance LLC’s option, repurchase the outstanding notes together with interest accrued. – The seven-year €750 million bond issued by IHG Finance LLC on 27 September 2024, under which, if the bond’s credit rating was downgraded in connection with a change of control, the bond holders would have the option to require IHG Finance LLC to redeem or, at IHG Finance LLC’s option, repurchase the outstanding notes together with interest accrued. – The five-year €850 million bond issued by IHG Finance LLC on 10 September 2025, under which, if the bond’s credit rating was downgraded in connection with a change of control, the bond holders would have the option to require IHG Finance LLC to redeem or, at IHG Finance LLC’s option, repurchase the outstanding notes together with interest accrued. + Further details on material contracts are set out on pages 277 to 278. Disclosure of information to Auditor + For details, see page 165. Greenhouse gas (GHG) emissions and Streamlined Energy and Carbon Reporting (SECR) + Disclosures in respect of GHGs and SECR requirements are included on pages 82 to 84. Going concern An overview of the business activities of IHG, including a review of the key business risks that the Group faces, is given in the Strategic Report on pages 4 to 114 and in the Group information on pages 264 to 271. As at 31 December 2025, the Group had total liquidity of $2,599m, comprising $1,500m of undrawn bank facilities and $1,099m of cash and cash equivalents (net of overdrafts and restricted cash). There remains a wide range of possible planning scenarios over the going concern period. The scenarios considered and assessment made by the Directors in adopting the going concern basis for preparing these financial statements are included on page 183. Based on the assessment completed, the Directors have a reasonable expectation that the Group has sufficient resources to continue operating until at least 30 June 2027, and there are no material uncertainties that may cast doubt on the Group’s going concern status. Accordingly, they continue to adopt the going concern basis in preparing the Financial Statements. + Please see the viability statement on pages 113 and 114. By order of the Board, Nicolette Henfrey Company Secretary InterContinental Hotels Group PLC Registered in England and Wales, Company number 05134420 16 February 2026 UK Listing Rules (UKLR) – compliance with UKLR 6.6.4R The below table sets out only those sections of UKLR 6.6.1R which are relevant. The remaining sections of UKLR 6.6.1R are not applicable. Section Applicable sub-paragraph within UKLR 6.6.1R Location 11 and 12 Details of arrangements under which a shareholder has waived or agreed to waive dividends Employee share ownership trust (ESOT), page 262 Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 263 History and developments The Company was incorporated and registered in England and Wales with registered number 05134420 on 21 May 2004 as a limited company under the Companies Act 1985 with the name Hackremco (No. 2154) Limited. In 2004-05, as part of a scheme of arrangement to facilitate the return of capital to shareholders, the following structural changes were made to the Group: (i) on 24 March 2005, Hackremco (No. 2154) Limited changed its name to New InterContinental Hotels Group Limited; (ii) on 27 April 2005, New InterContinental Hotels Group Limited re-registered as a public limited company and changed its name to New InterContinental Hotels Group PLC; and (iii) on 27 June 2005, New InterContinental Hotels Group PLC changed its name to InterContinental Hotels Group PLC and became the holding company of the Group. The Group, formerly known as Bass, and then Six Continents, was historically a conglomerate operating as, among other things, a brewer, soft drinks manufacturer, hotelier, leisure operator, and restaurant, pub and bar owner. In 1988 Bass acquired Holiday Inn International and the remainder of the Holiday Inn brand in 1990. The InterContinental brand was acquired by Bass in 1998 and the Candlewood Suites brand was acquired by Six Continents in 2003. On 15 April 2003, following shareholder and regulatory approval, Six Continents PLC separated into two new listed groups, InterContinental Hotels Group PLC, comprising the hotels and soft drinks businesses, and Mitchells & Butlers plc, comprising the retail and standard commercial property developments business. The Group disposed of its interests in the soft drinks business by way of an initial public offering of Britvic (Britannia Soft Drinks Limited for the period up to 18 November 2005, and thereafter, Britannia SD Holdings Limited (renamed Britvic plc on 21 November 2005), which became the holding company of the Britvic Group on 18 November 2005), a manufacturer and distributor of soft drinks in the UK, in December 2005. The Group now continues as a stand-alone hotels business. Recent acquisitions and divestitures The Group made no acquisitions or disposals in 2025, 2024 or 2023. Capital expenditure – Gross capital expenditurea in 2025 totalled $269 million compared with $350 million in 2024 (see page 254) and $242 million in 2023. In addition, a material investment was made to acquire the Ruby brand for upfront consideration of €110.5 million. Future payments to incentivise growth are payable in 2030 and/or 2035 totalling up to €181 million, contingent on the number of Ruby branded rooms operated by the seller at the end of the preceding year. – At 31 December 2025, capital committed (being contracts placed for expenditure on property, plant and equipment and intangible assets not provided for in the Group Financial Statements) totalled $3 million, see page 235. – In progress capital expenditure principally includes the development of software. Total additions of software for the year ended 31 December 2025 were $49 million. a. Definitions for Non-GAAP revenue and operating profit measures can be found on pages 107 to 112. Reconciliations of these measures to the most directly comparable line items within the Group Financial Statements can be found on pages 250 to 256. Risk factors The Group is subject to a broad range of inherent risks that could adversely impact its business operations, financial condition, turnover, profits, brands and reputation. The risks below are not exhaustive, and additional uncertainties, whether not yet known or currently considered immaterial, may emerge or become more significant over time Throughout 2025, the Group faced ongoing risks from macro external factors. Persistent but moderating inflation in some markets, uneven economic growth, shifts in government policies and ongoing labour availability pressures continued to affect trading conditions. Geopolitical tensions, including the conflicts in Ukraine and Middle East, and the broader implications for neighbouring countries, added further uncertainty, contributing to renewed trade frictions, potential tariff changes, and wider political, economic and financial volatility, including pressure on global supply chains. Cybersecurity threats continued to increase in sophistication, while rapid advances in artificial intelligence (AI) introduced new risks relating to misinformation, third- party exposure, operational integrity and evolving regulatory expectations. Following the outbreak of the war in Ukraine, the Group ceased all operations in Russia due to the ongoing and increasing challenges of operating there and consistent with evolving UK, US and EU sanction regimes. The Group continues to monitor the impact of the war in relation to our two hotels in Ukraine, one of which is operating. The Group’s strategy requires the balancing of short-term execution with long-term goals, while remaining resilient to uncertainties relating to, for example, its ability to deliver innovation at scale and speed; how it uses, stores, secures and transfers data; owner preferences for and ability to invest in its brands; global and local supply chain efficiency and resiliency; and legal and regulatory complexity and litigation trends. Several other factors will continue to remain important to the Group’s outlook, including those relating to operational resilience, such as the safety and security of hotel operations; guest preferences for branded hotel experiences and loyalty in a fast-changing competitive industry; and its ability to attract, retain and develop talent and capability where key aspects of the Group’s growth ambitions and operations are dependent on access to experience and knowledge. 264 IHG Annual Report and Form 20-F 2025 Group information

The Group also faces emerging risks where the impact and likelihood are not yet fully understood. These include risks arising from rapidly shifting macro- economic and geopolitical conditions, such as government policy changes that influence travel patterns, trade flows and business relationships, shifts in central bank policy influencing development and financing costs for owners, together with developments in artificial intelligence technologies, including generative AI, and related regulation, and the increasing physical effects of climate change on the Group’s activities over the medium- to long-term. To enable focus on the material risk factors facing the Group, the detail below has been organised under headings corresponding to the ordering of the principal risks outlined earlier in this document. The principal risks are on pages 48 to 53, the cautionary statements regarding forward-looking statements are on page 293 and financial and forward- looking information in note 8 on pages 202 to 206, and note 24 on pages 225 to 226. 1 Guest preferences for, or loyalty to, IHG-branded hotel experiences and channels The Group is subject to a competitive and changing industry The Group operates in a highly competitive hospitality market, facing competition from multinational hotel companies, local hotel operators, and independent properties. The competitive set also includes other types of businesses, both global and specific to certain markets, such as web-based booking channels (including online travel agents and other digital travel intermediaries), and alternative sources of accommodation providers. Increasing consumer use of AI- driven travel search and discovery tools may influence how guests compare offerings and discover brands. Failure to compete effectively in both traditional and emerging areas could impact the Group’s market share, system size, profitability and relationships with owners and guests. The entry of major technology platforms incorporating generative AI or large language models into travel planning and booking may act as a new form of intermediary, diverting bookings away from our direct channels and increasing distribution costs or reducing the effectiveness of our loyalty proposition. The hospitality industry has previously experienced consolidation, and further such activity may result in such competitors having access to increased resources, capabilities or capacity and provide advantages from scale of revenues, marketing funds and/or cost structures. The Group is reliant on the reputation of its existing brands and is exposed to inherent reputation risks Any event that materially damages the reputation of one or more of the Group’s brands and/or fails to sustain the appeal of the Group’s brands to its customers and owners may adversely impact brand value and subsequent revenues. In particular, if the Group is unable to create consistent, valued and quality products and guest experiences across the franchised, managed and owned & leased hotels or if the Group, its franchisees or business partners fail to act responsibly, this could result in an adverse impact on its brand reputation. In addition, the value of the Group’s brands could be influenced by a number of external factors outside the Group’s control, such as, but not limited to, changes in sentiments against global brands, changes in applicable regulations related to the hotel industry or to franchising, successful commoditisation of hotel brands by online travel agents and intermediaries, or changes in owners’ perceptions of the value of the Group. The Group is exposed to inherent uncertainties associated with brand development and expansion In recent years the Group has significantly expanded its brand portfolio, entered new partnerships and broadened co-branded credit card relationships to support the IHG Rewards programme. The rollout, integration and growth of these brands (including associated loyalty programmes) depend on market conditions, guest preference, owner investment and continued cooperation with third parties. There are inherent risks that the Group will recover costs incurred in developing or acquiring the brands, programmes or products, or that these initiatives will not succeed as we intend. The Group’s agenda to deliver industry-leading net rooms growth creates risks relating to system transitions, new or changed operating models, services and processes, and may result in commercial underperformance, leading to financial loss and undermining stakeholder confidence. The Group is reliant on the ongoing appeal of our Loyalty programme The Group faces an increasingly aggressive landscape as loyalty programmes offered by other hospitality companies, online travel platforms and financial institutions become a key factor to guests’ and owners’ preference for the brand. To satisfy guest expectations, it will be necessary to expand loyalty reward personalisation, including through greater use of AI technologies, and provide a range of offerings globally to support midscale to luxury brands. Exclusive partnerships will be increasingly important to deliver experiences that attract and retain new members. If we are unable to sustain a competitive and appealing loyalty programme, our ability to attract, engage and retain loyalty members may be compromised. This could negatively impact our overall operating results and financial condition, as well as the performance of related initiatives. 2 Owner preferences for, or ability to invest in, our brands The Group is exposed to a variety of risks related to identifying, securing and retaining franchise and management agreements The Group’s growth strategy depends on its success in identifying, securing and retaining franchise and management agreements. This is an inherent risk for the hotel industry and the franchising business and management model. Competition with other hotel companies may generally reduce the number of suitable franchise, management and investment opportunities offered to the Group and increase the bargaining position of property owners seeking to become a franchisee or engage a manager. The terms of new franchise or management agreements may not be as favourable as current arrangements; the Group may not be able to renew existing arrangements on similarly favourable terms, or at all. There can be no assurance that the Group will be able to identify, retain or add franchisees to the IHG System, to secure management contracts or open hotels in our development pipeline. For example, the availability of suitable sites, market saturation, local planning and regulatory constraints, or the availability and affordability of finance, which has remained a challenge in 2025, may restrict the supply of suitable hotel development opportunities under Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 265 franchise or management agreements and mean that not every hotel in our development pipeline may develop into a new hotel that enters our system. In connection with entering into franchise or management agreements, the Group may be required to make investments in, or guarantee the obligations of, third parties or guarantee minimum income to third parties. There are also risks that significant franchisees or groups of franchisees may have interests that conflict, or are not aligned, with those of the Group, including, for example, the unwillingness of franchisees to support individual or masterbrand or system improvement initiatives. This could result in franchisees prematurely terminating contracts, which could lead to disputes, litigation, damages and other expenses and would adversely impact the overall IHG System size and the Group’s financial performance. The Group is exposed to the risks of hotel industry overcapacity The future operating results of the Group could be adversely affected by industry overcapacity (by number of rooms) and weak demand due, for example, to customer confidence in business and leisure travel, whether related to pandemics, war or otherwise, the cyclical nature of the hotel industry, other differences between planning assumptions and actual operating conditions, cost-of-living pressures and changes in stakeholder expectations around environmental factors. These conditions could result in reductions in room rates and occupancy levels, which would adversely impact the financial performance of the Group. 3 Talent and capability attraction or retention The Group requires the right people, skills and capability to manage growth and change In order to remain competitive, the Group relies upon hiring and retaining highly skilled employees with particular expertise or leadership capability. The Group’s strategic business plans could be undermined by a failure to build and sustain a resilient corporate culture, failure to recruit or retain key personnel, unexpected loss of key senior employees, inadequate succession planning and incentive plans or failure to invest in the development of key skills. The Group must compete against other companies inside and outside the hospitality industry for suitably qualified or experienced employees, up to and including Executive Directors. Some of the markets in which the Group operates may experience economic growth and/or low levels of unemployment, pay compression, and there may be attractive roles and competitive rewards available elsewhere which limit the ability to attract and retain talent. Labour shortages could restrict our ability, and the ability of franchisees, to operate hotel properties or grow our business, or could result in increased costs that could adversely affect results of operations. The Covid-19 pandemic negatively affected the labour market for employers. Staffing shortages in some markets could hinder our ability to grow and expand our business. Some emerging markets may lack the local expertise to operate a hotel, particularly for luxury and lifestyle brands, or attract the required talent. If we or our franchisees are unable to attract, retain, train, manage and engage skilled individuals, the ability to staff and operate the hotels that we manage, own or franchise could be diminished. This could reduce customer satisfaction and adversely affect the reputation of our brands. Labour costs may also increase, threatening the ability to operate hotels and our corporate support functions, achieve business growth targets or impact the profitability of our operations. Additionally, unless the Group maintains a sufficient infrastructure to enable knowledge and skills to be passed on, the Group risks losing accumulated knowledge if key employees leave. Collective bargaining activity could disrupt operations, increase our labour costs or interfere with the ability of our management to focus on executing our business strategies A significant number of the Group’s colleagues at its managed, owned & leased hotels in the US, Canada, Mexico, Grand Cayman and Netherlands Antilles are covered by collective bargaining agreements and similar agreements. If relationships with those colleagues or the unions that represent them deteriorate, the properties we own, lease or manage could experience labour disruptions such as strikes, lockouts, boycotts and public demonstrations. In 2024 bargaining agreements in several major union markets expired and were renegotiated. In 2026 there will be labour activity in San Diego and some smaller markets. New York City, whose current contracts expire from July 2026, is currently in negotiations, with the potential for union-led activities up to and including strikes. Hotel sector union member participation continues to increase in key markets within the Americas region, which may require IHG to enter into new labour agreements as more employees become unionised in the future. Labour disputes, which are generally more likely when collective bargaining agreements are being renegotiated, could harm our relationship with our colleagues, result in increased regulatory inquiries and enforcement by governmental authorities and deter guests. Further, adverse publicity related to a labour dispute could harm our reputation and reduce customer demand for our services. Labour regulation and the negotiation of new or existing collective bargaining agreements could lead to higher wage and benefit costs, changes in work rules that raise operating expenses, legal costs and limitations on our ability or the ability of our third-party property owners to take cost-saving measures during economic downturns. We do not have the ability to control the negotiations of collective bargaining agreements covering unionised labour employed by our third-party property owners and franchisees. Increased unionisation of our workforce, new labour legislation or changes in regulations could disrupt our operations, reduce our profitability or interfere with the ability of our management to focus on executing our business strategies. 4 Data and information usage, storage, security and transfer The Group is exposed to cybersecurity and data privacy risks The Group is increasingly dependent upon the collection, usage, retention, availability, integrity and confidentiality of information, including, but not limited to: guest, employee and owner credit card, financial and personal data, business performance, financial reporting and commercial development. The information is sometimes held in different formats, such as digital, paper, voice recordings and video, and could be stored in many places, including cloud-based storage and facilities managed by third-party service providers, in our managed hotels, and by our independently owned and operated hotels, that are all subject to the same or similar risks. 266 IHG Annual Report and Form 20-F 2025 Group information continued Risk factors continued Cyber breaches are an increasing reality for most companies and risks relating to cybersecurity appear to be heightened in light of geopolitical conflicts. The threats towards the hospitality industry and the Group’s information are dynamic and include cyber-attacks (including AI- enabled techniques), fraudulent use, loss or misuse by employees and breaches of vendors security arrangements. For example, in 2022, parts of the Group’s technology systems were subject to unauthorised activity, causing disruption to the Group’s booking channels and other applications. A putative class action suit was filed by a small group of hotel owners related to the incident. This claim was dismissed in its entirety in July 2024. This cybersecurity breach follows additional previous cybersecurity incidents of a different nature in 2016. The legal and regulatory environment around data privacy and data transfer laws, and requirements set out by the payment card industry surrounding information security across the many jurisdictions in which the Group operates are constantly evolving (such as the EU GDPR, China cybersecurity law, cross- border data transfer requirements, and US State privacy laws). If the Group fails to protect information and ensure relevant controls are in place to enable the acceptable use and release of information through the appropriate channels in a timely and accurate manner, IHG System performance, guest experience and the reputation of the Group may be adversely affected. This could lead to revenue losses, fines, penalties, litigation and other additional costs. We are required to comply with marketing and advertising laws relating to our direct marketing practices, including email marketing, online advertising and our use of generative artificial intelligence, and postal mailings. Further restrictions to the content or interpretations of these laws could adversely impact our current and planned activities and the effectiveness or viability of our marketing strategies to maintain, extend and acquire relationships with customers, and impact the amount and timing of our sales of certain products. + For information of incidents and ongoing legal proceedings relating to data privacy and trade practices, see page 279. The Group is exposed to intellectual property risks Given the importance of brand recognition to the Group’s business, the protection of its intellectual property poses a risk due to the variability and changes in controls, laws and effectiveness of enforcement globally, particularly in jurisdictions that may not have developed levels of protection for corporate assets, such as intellectual property, trade secret, know-how and customer information and records. Any widespread infringement, misappropriation or weakening of the control environment could materially harm the value of the Group’s brands and its ability to develop the business and compete currently or in the future. Third-party claims that we infringe their intellectual property could lead to disputes, litigation, damages and other expenses. 5 Ethical and social expectations The Group’s reputation and the value of its brands are influenced by the perception of various stakeholders of the Group The reputation of the Group and the value of its brands are influenced by a wide variety of factors, including the perception of stakeholder groups, such as guests, owners, suppliers and communities in which the Group operates. The social and environmental impacts of its business are under increasing scrutiny, and the Group is exposed to the risk of damage to its reputation if it fails to (or fails to influence its business partners to) undertake responsible practices and engage in ethical behaviour or fails to comply with relevant regulatory requirements. 6 Legal, regulatory and contractual complexity or litigation exposures The Group is required to comply with existing and changing regulations and act in accordance with societal expectations across numerous countries, territories and jurisdictions Government regulations affect countless aspects of the Group’s business, including corporate governance, health and safety, the environment, social responsibility, bribery and corruption, employment law and inclusion, franchise laws and regulation, disability access, competition/anti-trust and marketing practices, data privacy and information protection, financial, accounting and tax. Regulatory changes may require significant changes in the way the business operates and may inhibit the Group’s strategy, including the markets the Group operates in, brand protection, and use or transmittal of personal data and use of artificial intelligence. If the Group fails to comply with existing or changing regulations, the Group may be subject to fines, prosecution, loss of license to operate or reputational damage. Several jurisdictions have introduced or expanded mandatory climate-related disclosure requirements. These requirements, of which vary among jurisdictions, may indirectly affect franchisees, increasing data-collection and reporting obligations, compliance costs and potential for inconsistent disclosures across markets. In addition, more generally there are differing perspectives among stakeholders on the scope and priorities of environmental, social and governance matters. Companies that operate franchise systems may be subject to liabilities and claims relating to the franchisor/ franchisee relationship, such as for allegedly being a ‘joint employer’ with a franchisee. Changes in laws or regulations relating to this relationship could result in a determination that we are a joint employer with our franchisees or that our franchisees are part of one unified system subject to joint and several liability. Such a determination could subject us to liability for employment-related and other liabilities of our franchisees and could cause us to incur other costs that have a material adverse effect on our results of operations and profit. The Group is exposed to the risk of litigation Certain companies in the Group are the subject of various claims and proceedings. The ultimate outcome of these matters is subject to many uncertainties, including future events and uncertainties inherent in litigation. In addition, the Group could be at risk of litigation claims made by many parties, including but not limited to: guests, customers, joint venture partners, suppliers, employees, regulatory authorities, franchisees and/ or the owners of the hotels it manages. Claims filed may include requests for punitive damages as well as compensatory damages. Unfavourable outcomes of claims or proceedings could have a material adverse impact on the Group’s results of operations, cash flow and/or financial position. Exposure to significant litigation or fines may also affect the reputation of the Group and its brands. (See also legal proceedings on page 279.) Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 267 Domestic and international environmental laws and regulations may cause us to incur substantial costs or subject us to potential liabilities The Group is exposed to certain compliance costs and potential liabilities under various foreign and US federal, state and local environmental, health and safety laws and regulations. These laws and regulations govern actions and reporting requirements relating to matters including air emissions, the use, storage and disposal of hazardous and toxic substances, and wastewater disposal. The Group’s failure to comply with such laws, including any required permits or licenses, could result in substantial fines or possible revocation of our authority to conduct some of our operations. We could also be liable under such laws for the costs of investigation, removal or remediation of hazardous or toxic substances at our currently or formerly franchised, managed, owned & leased hotels or at third-party locations in connection with our waste disposal operations, regardless of whether or not we knew of, or caused, the presence or release of such substances. The Group may also be required to remediate such substances or remove, abate or manage asbestos, mould, radon gas, lead or other hazardous conditions at our properties. The presence or release of such toxic or hazardous substances could result in third-party claims for personal injury, property or natural resource damages, business interruption or other losses. Such claims and the need to investigate, remediate or otherwise address hazardous, toxic or unsafe conditions could adversely affect the Group’s operations, the value of any affected property, or our ability to sell, lease or assign our rights in any such property or could otherwise harm our business or reputation. Environmental, health and safety requirements are increasingly stringent, and our costs may increase as a result. The Group’s financial performance may be affected by changes in tax laws Many factors will affect the Group’s future tax rate, the key ones being legislative developments, future profitability of underlying subsidiaries and tax uncertainties. Tax liabilities or refunds may also differ from those anticipated, in particular as a result of changes in tax law, changes in the interpretation of tax law or clarification of uncertainties in the application of tax law. The Group continues to monitor external tax proposals around the world. Further information is included in note 8 to the Group Financial Statements on pages 202 to 206. 7 Supply chain efficiency and resilience (including corporate and hotel products and services) The Group is dependent upon a wide range of external stakeholders and business partners The Group relies on the performance, behaviours and reputation of a wide range of business partners and external stakeholders, including, but not limited to, owners, contractors, lenders, suppliers, outsourced providers, vendors, joint-venture partners, online travel agents, third-party intermediaries and other business partners who may have different ethical values, interests and priorities. Further, the number and complexity of interdependencies with stakeholders is evolving. Breakdowns in relationships, contractual disputes, deterioration of the financial health of our partners, poor vendor performance, sub-standard control procedures, business continuity arrangements, insolvency, stakeholder behaviours or adverse reputations, which may be outside of the Group’s control, could adversely impact on the Group’s performance and competitiveness, delivery of projects, guest experiences or the reputation of the Group or its brands. 8 Operational resilience to incidents or disruption or control breakdown (including geopolitical, safety and security, cybersecurity, fraud and health-related) The Group is exposed to a variety of risks associated with safety, security and crisis management There is a constant need to protect the safety and security of our guests, employees and assets against natural and man-made threats. These include, but are not limited to, exceptional events, such as extreme weather, civil or political unrest, violence and terrorism, serious and organised crime, fraud, employee dishonesty, cyber crime, pandemics or contagious diseases, fire and day-to-day accidents, incidents and petty crime, which impact the guest or employee experience, could cause loss of life, sickness or injury and result in compensation claims, fines from regulatory bodies, litigation and impact reputation. Serious incidents or a combination of events could escalate into a crisis that, if managed poorly, could further expose the Group and its brands to significant reputational damage. The Group is reliant upon the resilience of its reservation system and other key technology platforms and is exposed to risks that could disrupt their operation and/or integrity The value of the Group is partly derived from the ability to drive reservations through its reservation system and technology platforms which are highly integrated with other processes and systems and linked to multiple sales channels, including the Group’s own websites, in-house and third-party managed call centres, hotels, third-party intermediaries and travel agents. The scope and complexity of our technology infrastructure, including increasing reliance on third-party suppliers to support and protect our systems and information, as well as rapidly evolving cyber threats, means that we are inherently vulnerable to physical damage, failures, disruptions, denial of service, phishing or other malware attacks, ransomware, cyber terrorism and fraud, as well as human error, negligence and wilful misuse. These risks may be heightened when these capabilities are provided offshore or in cloud-based environments. Our franchisees and suppliers are also inherently vulnerable to the same risks. Lack of resilience and operational availability of these systems provided by the Group or third-party technology providers and inability or difficulty in updating existing or implementing new functionality could lead to prolonged service disruption. This might result in significant business interruption, impact the guest booking experience, lead to loss of or theft of data, and subsequently adversely impact Group revenues, incur financial costs to remediate or investigate, lead to regulatory and/or contractual enforcement actions or lawsuits or damage the Group’s reputation and relationships with hotel owners. The Group is exposed to political and economic developments The Group is exposed to political, economic and financial market developments, such as recession, 268 IHG Annual Report and Form 20-F 2025 Group information continued Risk factors continued

inflation and availability and/or cost of credit (due to rising interest rates) and currency fluctuations that could lower revenues and reduce income. The outlook for 2026 may worsen due to continued unrest and continued conflict in Ukraine and the Middle East, increased geopolitical and trade tensions between US and China and other geopolitical tensions globally; potential disruptions in the US economy; uncertain central bank policies; the impact of fluctuating commodity prices (including oil) on economies dependent on such exports; and barriers to global trade, including unforeseeable changes in regulations, imposition of tariffs or embargoes and other trade restrictions or controls. The interconnected nature of economies suggests any of these events, or other events, could trigger a recession that reduces leisure and business travel as demand for our services is closely associated with the performance of the general economy and is sensitive to business and personal discretionary spending levels. Decreased global or regional demand for hospitality products and services can be especially pronounced during economic downturns or low levels of economic growth, and the hospitality industry may fail to keep pace with overall economic improvement. Such declines in demand for our products and services could adversely affect room rates and/or occupancy levels and other income- generating activities. Specifically, the Group is most exposed to the impact of political and economic risk factors in relation to the US market, and to Greater China. The owners or potential owners of hotels franchised or managed by the Group face similar risks that could adversely impact their solvency and the Group’s ability to secure and retain franchise or management agreements. Accordingly, the Group is particularly susceptible to adverse changes in these economies, as well as changes in their currencies. In addition to trading conditions, the economic outlook also affects the financial health of current and potential owners and their ability to access capital, which could impact existing operations, timely payment of IHG fees and the health of the pipeline. The Group is exposed to continued disruption and consequences from the war in Ukraine The Group continues to monitor the impact of the war in relation to our two hotels in Ukraine, both of which are operating. The Group has ceased all operations in Russia. Although these operations were not material to consolidated financial results, the Group continues to face uncertainty relating to the broader consequences of this conflict on global macro-economic conditions. These uncertainties include the potential for governments to impose additional sanctions or other economic or military measures. Further expansion or escalation of military confrontations or related geopolitical tensions in the wider region, including increased restrictions on global trade, could also result in, among other things, depressed or restricted travel demand, declines in consumer confidence and economic growth, an increased likelihood of cyber attacks or information technology disruption, supply chain disruptions, increases in inflation rates, changes to foreign currency exchange rates, constraints, volatility or disruption in financial markets, the decreased availability of raw materials, supplies, freight and labour, and uncertainty about economic and global stability. The Group is also exposed to disruption and consequences from the conflict in the Middle East The Group continues to face some disruption relating to the broader consequences of the Middle East conflict on neighbouring countries and on wider global macro-economic uncertainty, including supply chain disruption through the region. Further expansion or escalation of military confrontations or related geopolitical tensions could also result in similar factors to those listed above relating to the war in Ukraine. The Group may face difficulties insuring its business Historically, the Group has maintained insurance at levels determined to be appropriate in light of the cost of cover and the risk profile of the business. However, future market capacity and wider external market forces may limit the scope of coverage the Group can obtain. Other forces beyond the Group’s control, such as terrorist attacks or natural disasters, may be uninsurable or simply too expensive to insure. Inadequate or insufficient insurance carried by the Group, our owners or other partners for damage, other potential losses or liabilities to third parties involving properties that we own, manage or franchise could expose the Group to large claims or could result in the loss of capital invested in properties. The Group is exposed to risks related to executing and realising benefits from strategic transactions, including acquisitions and restructuring The Group may seek to make strategic transactions, including acquisitions, divestments or investments in the future. The Group may not be able to identify opportunities or complete transactions on commercially reasonable terms, or at all, and may not realise the anticipated benefits from such transactions. Strategic transactions come with inherent valuation, financial and commercial risks, and regulatory and insider information risks during the execution of the transactions. The Group may also continue to make organisational adjustments to support delivery of our growth ambitions, including the integration of acquisitions into the Group’s operating processes and systems. This creates inherent risks of complexity and that any changes made could be unsustainable or that we are unable to achieve the return envisaged through reinvestment. In addition, the Group may face unforeseen costs and liabilities, diversion of management attention, as well as longer-term integration and operational risks, which could result in a failure to realise benefits, financial losses, lower employee morale and loss of talent. The Group is exposed to a variety of risks associated with its financial stability and ability to borrow While the strategy of the Group is to grow through activities that do not involve significant amounts of its own capital, the Group does require capital to fund some development opportunities, technological innovations and strategic acquisitions; and to maintain and improve owned & leased hotels. The Group is reliant upon having financial strength and access to capital markets and other borrowing facilities to meet these expected capital requirements. The Group’s $1,500m revolving credit facility (RCF) is only available if customary terms in the facility are complied with. Non-compliance with customary terms could result in the Group’s lenders demanding repayment of the funds advanced and any undrawn facilities could be unavailable. In addition, if the RCF was drawn and repayment was demanded, it would trigger a repayment of the bond debt. If the Group’s financial performance does not meet market expectations, it may not be able to refinance existing bond and bank facilities on terms considered favourable. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 269 The Group currently has a senior unsecured long-term credit rating of BBB from S&P and a Baa2 rating from Moody’s. In the event of the S&P rating being downgraded below BBB- (a downgrade of two levels), there would be an additional step-up coupon of 1.25% payable on the bonds maturing between 2026 and 2029. In the event of the Moody’s rating being downgraded below Baa3 (a downgrade of two levels), there would be an additional step-up coupon of 1.25% payable on the bonds maturing in 2029. The bonds maturing in 2030 and 2031 do not have a step-up coupon. The Group’s operations are dependent on maintaining sufficient liquidity to meet all foreseeable medium-term requirements and provide headroom against unforeseen obligations Cash and cash equivalents are held in short-term deposits, money market funds and repurchase agreements with short maturities. Most of the Group’s funds are held in the UK or US, although $4 million (2024: $2 million) is held in countries where repatriation is restricted as a result of foreign exchange regulations. Medium and long-term borrowing requirements are met through the bonds and RCF. Short-term borrowing requirements may be met from drawings under uncommitted overdrafts and RCF. The Group is exposed to an impairment of the carrying value of our brands, goodwill or other tangible and intangible assets negatively affecting our consolidated operating results Significant amounts of goodwill, intangible assets, right-of-use assets, property, plant and equipment, investments and contract assets are recognised on the Group balance sheet. We review the value of our goodwill and indefinite-lived intangible assets for impairment annually (or whenever events or circumstances indicate impairment may have occurred). Changes to estimated values can result from political, economic and financial market developments or other shifts in the business climate, the competitive environment, the perceived reputation of our brands (by guests or owners), or changes in interest rates, operating cash flows, market capitalisation, credit risk of owners or developments in the legal or regulatory environment. Because of the significance of our goodwill and other non-current assets, we have incurred and may incur future impairment charges on these assets which could have a material adverse effect on our financial results. Due to significant challenges and uncertainty in the data associated with both risks and opportunities, the Group is not yet able to fully quantify the potential financial impacts of climate change. The Group continues to refine its workplan to enable quantification in the future and is focused on ensuring the identified risks and opportunities are integrated into our business strategy. The Group is exposed to fluctuations in exchange rates, currency devaluations or restructurings and to interest rate risk in relation to its borrowings The US dollar is the predominant currency of the Group’s revenue and cash flows. Movements in foreign exchange rates can affect the Group’s reported profit, net liabilities and interest cover. The most significant exposures of the Group are in currencies that are freely convertible. The Group’s reported debt has an exposure to borrowings held in pounds sterling (including €500 million euro bonds which have been swapped into sterling using currency swaps). Conducting business in currencies other than US dollars exposes us to fluctuations in exchange rates, currency devaluations, or restructurings. This could potentially lower our reported revenues, increase our costs, reduce our profits or disrupt our operations. Exposure to these factors is linked to the pace of our growth in territories outside the US and, if the proportion of our revenues grows, this may increase the potential sensitivity to currency movements having an adverse impact on our results. The Group is also exposed to interest rate risk in relation to its fixed and floating rate borrowings and interest rates may be higher on new or replacement borrowings compared to existing interest rates. All of the current bond debt ($4,198m) is at fixed rates. The Group may use interest rate swaps to manage the interest rate exposure. The Group could be affected by credit risk on treasury transactions and loans to owners The Group uses long-term credit ratings from S&P, Moody’s and Fitch Ratings as a basis for setting its counterparty limits. In order to manage the Group’s credit risk exposure, the treasury function sets counterparty exposure limits using metrics including credit ratings, the relative placing of credit default swap pricings, tier 1 capital and share price volatility of the relevant counterparty. The Group trades only with recognised, creditworthy third parties. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In respect of credit risk arising from financial assets, including loans to owners, the Group’s exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments. Further information is included in note 15 to the Group Financial Statements. 9 Our ability to deliver technological or digital performance or innovation (at scale, speed, etc.) The Group is exposed to inherent risks in relation to changing technology and systems As the use of the internet, artificial intelligence, mobile and data technology grows, and new and disruptive technology solutions are developed, customer needs and expectations evolve at pace. The Group may find that its evolving technology capability is not sufficient and may have to make substantial additional investments in new technologies or systems to remain competitive. Failure to keep pace with developments in technologies or systems, and also with regulatory, risk and ethical considerations of how these developments are used, for example in relation to cross-border transfers of data, may put the Group at a competitive disadvantage. Generative artificial intelligence is an emerging technology that the Group expects will create uncertainty for the travel and hospitality sector and society in general. The primary impacts are considered to be in relation to how guests will find and interact with hotels, including disruption to digital acquisition and distribution economics if AI-enabled platforms materially change how travellers discover, compare, and transact bookings. AI may also impact how colleagues will work and talent and capability attraction or retention (among other potential scenarios). In addition, the technologies or systems that the Group chooses to deploy may not be commercially successful or the technology or system strategy may not be sufficiently aligned with the needs of the business. Any such failure could 270 IHG Annual Report and Form 20-F 2025 Group information continued Risk factors continued adversely affect guest experiences, and the Group may lose customers, fail to attract new customers, impact our appeal to owners, incur substantial costs or face other losses. This could further impact the Group’s reputation in regards to innovation. (See also ‘4. Data and information usage, storage, security and transfer’.) The Group’s integration of AI technologies into our processes and systems may introduce various operational, compliance ethical and reputational risks If the Group fails to keep pace with the capabilities provided by emerging AI technologies, it could weaken the Group’s competitive position and negatively impact its financial results. The use of AI, particularly generative AI, heighten exposures to misinformation risks, inaccuracies, bias and potential cybersecurity incidents involving personal data, any of which could lead to new liabilities, or harm our operations, owner confidence or the Group’s reputation. Increasing reliance on AI-enabled tools provided by third parties introduces dependency and resilience risks, including the potential for service disruption and inconsistent data practices. The rapidly developing global regulatory landscape may introduce new requirements for transparency, responsible use, safeguards for personal data and controls over AI-driven processes, increasing compliance costs, obligations and complexity across jurisdictions. Challenges in deploying and managing AI securely and responsibly could result in unintended outcomes, ethical or legal concerns, and increased cost to maintain trust with guests, owners and regulators. The Group is exposed to competition from online travel agents and intermediaries A proportion of the Group’s bookings originate from large multinational, regional and local online travel agents and intermediaries with which the Group has contractual arrangements and to which it pays commissions. These dynamics could be accelerated by AI- enabled travel intermediaries that influence consumer choice or route bookings through third-party channels. These platforms offer a wide range of products, often across multiple brands, have growing booking and review capabilities, and may create the perception that they offer the lowest prices. Some of these online travel agents and intermediaries have strong marketing budgets and aim to create brand awareness and brand loyalty among consumers, which may impact the Group’s profitability, undermine the Group’s own booking channels and value to its hotel owners. 10 The impact of climate-related physical and transition risks The Group is exposed to the risk of events or stakeholder expectations that adversely impact domestic or international travel, including climate change The room rates and occupancy levels of the Group could be adversely impacted by events that reduce domestic or international travel, such as actual or threatened acts of terrorism or war, political or civil unrest, epidemics and pandemics or threats thereof, travel- related accidents or industrial action, natural or man-made disasters, or other local factors impacting specific countries, cities or individual hotels, as well as increased transportation and fuel costs. Additionally, the Group may be impacted by increasing stakeholder and societal expectations and attitudes in relation to factors contributing to climate change, including overtravel and overtourism, and those linked directly to hotels including waste, water, energy, or impact on local communities. A decrease in the demand for business and/or leisure hotel rooms as a result of such events or attitudinal and demand shifts may have an adverse impact on the Group’s operations or growth prospects and financial results. In addition, inadequate planning, preparation, response or recovery in relation to a major incident or crisis may cause loss of life, prevent operational continuity, or result in financial loss, and consequently impact the value of our brands and/or the reputation of the Group. The Group is exposed to climate change and sustainability risks The Group is subject to both physical risks, such as extreme weather events and rising sea levels, and transition risks related to changing consumer preferences and evolving regulations on greenhouse gas emissions and sustainability. Furthermore, shifts in consumer travel preferences due to sustainability concerns, along with increased energy costs and insurance premiums for our hotels, could negatively impact our operations. Collectively, these factors may lead to higher operating costs, reduced demand, and operational disruptions, adversely affecting our profitability and growth. The Group is exposed to risks relating to our commitments in relation to Climate Change In line with our commitment to reduce our energy use and carbon emissions in line with climate science, the Group has implemented a 2030 science-based target to reduce absolute Scope 1, 2, and 3 greenhouse gas emissions from fuel and energy-related activities and franchises by 46% by 2030 from a 2019 base year. This ambition requires significant transformation across IHG, hotel owners and supply chain partners, including investment in physical assets and operational procedures. It is also dependent on government financial incentives, the decarbonisation of electricity grids and hotel owners having access to scalable, cost-effective renewable energy, as well as new operational behaviours and mindset shifts, including from guests, to adapt to low-energy products and services. Despite its ongoing efforts, the Group is not on track to meet its 2030 target. The Group remains dedicated to the actions it is taking to assist hotel owners in reducing carbon emissions and while its programmes will require time to scale, the actions being taken today will improve operational efficiency of IHG hotels and prepare for accelerated decarbonisation once market factors are more favourable. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 271 Cybersecurity Cybersecurity governance IHG’s Board of Directors is ultimately accountable for establishing a framework of prudent and effective controls, which enable risk to be assessed and managed. Management, including the Chief Information Security Officer (CISO) and our cybersecurity team, regularly update the Board on the Company’s cybersecurity programmes, material risks and mitigation strategies and provide status and risk reports at least annually. The Audit Committee reviews the appropriateness of IHG’s risk management and internal control framework to address risks and has allocated particular attention to cybersecurity and governance in the context of previous criminal, unauthorised access to the Group’s technology systems. Management is responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programmes. This is guided by periodic external third- party assessment of IHG’s cyber risks and the maturity of the cybersecurity programme. The cyber incident response framework uses defined playbooks, coordinating with external incident response groups and aligning with wider IHG crisis management and escalation protocols, including triggers for reporting to senior management, Board of Directors and external parties where required. IHG’s CISO has overall responsibility for the Information Security strategy and the development and management of the associated programme. The CISO was hired by IHG in 2018 from Invesco, a global investment management company, where he built and ran the cybersecurity programme as CISO for more than 10 years. The CISO is supported by a dedicated, certified and experienced in-house team, complemented by outsourced groups for performing either highly repetitive or operational tasks or for very specialised skillsets such as penetration testing or cyber forensics. The CISO receives reports from the team to enable the monitoring of the prevention, detection, mitigation, and remediation of cybersecurity incidents. IHG employs several independent or third-party mechanisms to provide a level of assurance that the different information security capabilities are operating effectively and assessment of risk is also informed by observations arising from a variety of independent auditing either from IHG’s Internal Audit function or as part of regulatory compliance work performed including Sarbanes-Oxley, SWIFT, SOC-1 and MLPS (China). As noted above, periodic external assessments are also conducted of the maturity of the cybersecurity programme, which are also reported to the Board of Directors. Cybersecurity risk management Cybersecurity is an integral part of IHG’s overall risk management and internal control framework. Our information security risk management programme follows the National Institute of Standards and Technology Cyber Security Framework and supports the identification of the systems, data, and other information assets that are considered most sensitive from a confidentiality perspective, or most critical from an availability perspective. These include guest data, credit card data, pre-public financial information, and revenue generating applications. Standards, policies and procedures are in place to manage how personal data can be used and protected across IHG, including a requirement for participation by all employees in annual e-learning training on handling information responsibly. The Information Security programme incorporates: – Engagement with leaders from other IHG business functions, including to identify and assess cybersecurity threats, and to act as point of contact for escalation of issues and incidents. – User awareness and colleague engagement, including communications to corporate and hotel teams on changing threats and phishing simulation exercises to raise risk awareness. – Maintenance of information risk management processes including a risk register and standard contract language. – Risk assessment of third parties based on access to IHG systems, data, and operational reliance using a combination of manual procedures, for example, completion of security questionnaires, and independent cyber risk scoring. Critical rated third parties are reviewed annually. – Security compliance to coordinate required tracking of compliance for applicable regulations and standards, including remediation of any regulatory and audit findings. – Security engineering and architecture to define, implement and maintain standards for the secure use of core technology platforms and solutions, including new technology solutions and potential business partners and acquisitions. – Assessment of the security of individual business applications and platforms, including good security hygiene within coding. – Vulnerability management for all technical components of infrastructure and core application platforms. – Identity and access management for global platforms and solutions, including privileged access management, and loyalty account members. – Cyber threat intelligence relationships with worldwide law enforcement and intelligence sharing organisations, profiling likely threat actors and methods, and providing insight on threat levels. – Security operations monitoring, triaging alerts to facilitate response and action within agreed service level agreements. – Cyber incident response using agreed and practised playbooks for security events, coordinating with external incident response groups and wider IHG crisis protocols, and deploying tabletop exercises to simulate scenarios and identify potential gaps in response. – Centre of Excellence project management, continuous process improvement, tracking of key performance metrics, change management, and communications to internal, executive and external stakeholder groups. 272 IHG Annual Report and Form 20-F 2025 Group information continued

In 2025 we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. As we explained in our 6 and 29 September 2022 Stock Exchange Announcements, parts of our technology systems were subject to unauthorised activity, causing disruption to our booking channels and other applications. In line with our crisis management framework, teams across IHG came together to evaluate and address the incident, supported by external specialists. No evidence of unauthorised access to systems storing guest data was identified. The Board was engaged throughout the incident response. + For more information about our risks, please refer to pages 48 to 53 and pages 266 to 274. Directors’ and Executive Committee members’ shareholdings As at 12 February 2026: (i) Executive Directors had a number of beneficial interests in shares (including Directors’ share awards under IHG’s share plans) set out in the table below; (ii) Non-Executive Directors had the number of beneficial interests in shares set out in the table on page 156; and (iii) Executive Committee members had the number of beneficial interests in shares (including members’ share awards under IHG’s share plans) set out in the table below. These shareholdings indicate all Directors’ or Executive Committee members’ beneficial interests and those held by their spouses and other connected persons. As at 12 February 2026, no Director or Executive Committee member held more than 1.0% of the total issued share capital. None of the Directors have a beneficial interest in the shares of any subsidiary. Elie Maalouf 143,471.5 143,471.5 109,462 24,533 24,533 32,921 266,671 266,671 208,149 434,675.5 434,675.5 350,532 Michael Glover 25,505 25,505 15,675 8,825 8,825 8,064 103,591 103,591 78,497 137,921 137,921 102,236 Jolyon Bulley 52,164 52,164 52,164 22,130 22,130 22,045 71,254 71,254 74,938 145,548 145,548 149,147 Yasmin Diamond 5,683 5,683 5,683 10,167 10,167 14,568 35,225 35,225 36,299 51,075 51,075 56,550 Nicolette Henfrey 15,361 15,361 15,361 12,006 12,006 16,623 40,960 40,960 42,700 68,327 68,327 74,684 Tejas Katre 6,020 6,020 N/A 2,382 2,382 N/A 12,045 12,045 N/A 20,447 20,447 N/A Kenneth Macpherson 24,060 24,060 24,060 13,691 13,691 20,093 46,459 46,459 50,072 84,210 84,210 94,225 Heather Balsley 2,449 2,449 1,555 4,787 4,787 4,666 39,031 39,031 38,437 46,267 46,267 44,658 Jolie Fleming – – – 3,924 3,924 3,288 28,406 28,406 23,701 32,330 32,330 26,989 Daniel Aylmer 4,610 4,610 8 3,668 3,668 6,483 22,019 22,019 17,870 30,297 30,297 24,361 Number of shares held outright APP deferred share awards LTIP/DAP share awards (unvested) Total number of shares held Executive Committee member 12 Feb 2026 31 Dec 2025 31 Dec 2024 12 Feb 2026 31 Dec 2025 31 Dec 2024 12 Feb 2026 31 Dec 2025 31 Dec 2024 12 Feb 2026 31 Dec 2025 31 Dec 2024 Executive Directors’ benefits upon termination of office All current Executive Directors have a rolling service contract with a notice period from the Group of 12 months. As an alternative, the Group may, at its discretion, pay in lieu of that notice. Neither notice nor a payment in lieu of notice will be given in the event of gross misconduct. Payment in lieu of notice could potentially include up to 12 months’ salary and the cash equivalent of 12 months’ pension contributions and other contractual benefits. Where possible, the Group will seek to ensure that, where a leaver mitigates their losses by, for example, finding new employment, there will be a corresponding reduction in compensation payable for loss of office. + Visit ihgplc.com/investors under Corporate governance in the Directors’ Remuneration Policy section for further details about the determination of termination payments in the Directors’ Remuneration Policy. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 273 Description of securities other than equity securities Fees and charges payable to a depositary Depositing or substituting the underlying shares Each person to whom ADRs are issued against deposits of shares, including deposits and issuances in respect of: – share distributions, stock splits, rights, mergers; and – exchange of securities or any other transactions or event or other distribution affecting the ADSs or the deposited securities. $5 for each 100 ADSs (or portion thereof) Receiving or distributing dividends Distribution of stock dividends $5 for each 100 ADSs (or portion thereof) Distribution of cash $0.05 or less per ADS (or portion thereof) Selling or exercising rights Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs, which would have been charged as a result of the deposit of such securities $5 for each 100 ADSs (or portion thereof) Withdrawing an underlying security Acceptance of ADRs surrendered for withdrawal of deposited securities $5 for each 100 ADSs (or portion thereof) Transferring, splitting or grouping receipts Transfers, combining or grouping of depositary receipts $1.50 per ADS General depositary services, particularly those charged on an annual basis Other services performed by the depositary in administering the ADRs $0.05 per ADS (or portion thereof) not more than once each calendar year and payable at the sole discretion of the ADR Depositary by billing ADR holders or by deducting such charge from one or more cash dividends or other cash distributions Expenses of the depositary Expenses incurred on behalf of ADR holders in connection with: – compliance with foreign exchange control regulations or any law or regulation relating to foreign investment; – the ADR Depositary’s or its custodian’s compliance with applicable laws, rules or regulations; – stock transfer or other taxes and other governmental charges; – cable, telex, facsimile transmission or delivery; – transfer or registration fees in connection with the deposit and withdrawal of deposited securities; – expenses of the ADR Depositary in connection with the conversion of foreign currency into US dollars (which are paid out of such foreign currency); and – any other charge payable by the ADR Depositary or its agents. Expenses payable at the sole discretion of the ADR Depositary by billing ADR holders or by deducting charges from one or more cash dividends or other cash distributions are $20 per transaction Category (as defined by SEC) Depositary actions Associated fee Fees and charges payable by a depositary J.P. Morgan Chase Bank N.A. (the ADR Depositary) is the depositary for IHG’s ADR programme. The ADR Depositary’s principal executive office is at: J.P. Morgan Depositary Receipts, 270 Park Avenue, Floor 8, New York, NY 10017. The ADR Depositary has agreed to reimburse certain reasonable Company expenses related to the Company’s ADR programme and incurred by the Company in connection with the ADR programme. The Company received $547,453.27 from the ADR Depositary during the year ended 31 December 2025 in respect of legal, accounting and other fees incurred in connection with the preparation of the Annual Report and Form 20-F, ongoing SEC compliance and listing requirements and investor relations programmes. 274 IHG Annual Report and Form 20-F 2025 Group information continued Articles of Association The Company’s Articles of Association (the Articles) were first adopted with effect from 27 June 2005, were most recently amended at the AGM held on 3 May 2024 and are available on the Company’s website at ihgplc.com/ investors under Corporate governance. The following summarises material rights of holders of the Company’s ordinary shares under the material provisions of the Articles and English law. This summary is qualified in its entirety by reference to the Companies Act and the Articles. The Company’s shares may be held in certificated or uncertificated form. No holder of the Company’s shares will be required to make additional contributions of capital in respect of the Company’s shares in the future. In the following description, a ‘shareholder’ is the person registered in the Company’s register of members as the holder of the relevant share. Principal objects The Company is incorporated under the name InterContinental Hotels Group PLC and is registered in England and Wales with registered number 05134420. The Articles do not restrict its objects or purposes. Directors Under the Articles, a Director may have an interest in certain matters (‘Permitted Interest’) without the prior approval of the Board, provided they have declared the nature and extent of such Permitted Interest at a meeting of the Directors or in the manner set out in Section 184 or Section 185 of the Companies Act. Any matter in which a Director has a material interest, and which does not comprise a Permitted Interest, must be authorised by the Board in accordance with the procedure and requirements contained in the Articles. In particular, this includes the requirement that a Director may not vote on a resolution to authorise a matter in which they are interested, nor may they count in the quorum of the meeting at which such business is transacted. Further, a Director may not vote in respect of any proposal in which they, or any person connected with them, has any material interest other than by virtue of their interests in securities of, or otherwise in or through, the Company, nor may they count in the quorum of the meeting at which such business is transacted. This is subject to certain exceptions, including in relation to proposals: (a) indemnifying them in respect of obligations incurred on behalf of the Company; (b) indemnifying a third party in respect of obligations of the Company for which the Director has assumed responsibility under an indemnity or guarantee; (c) relating to an offer of securities in which they will be interested as an underwriter; (d) concerning another body corporate in which the Director is beneficially interested in less than one per cent of the issued shares of any class of shares of such a body corporate; (e) relating to an employee benefit in which the Director will share equally with other employees; and (f) relating to liability insurance that the Company is empowered to purchase for the benefit of Directors of the Company in respect of actions undertaken as Directors (or officers) of the Company. The Directors have authority under the Articles to set their own remuneration (provided certain criteria are met). While an agreement to award remuneration to a Director is an arrangement with the Company that comprises a Permitted Interest (and therefore does not require authorisation by the Board in that respect), it is nevertheless a matter that would be expected to give rise to a conflict of interest between the Director concerned and the Company, and such conflict must be authorised by a resolution of the Board. The Director that is interested in such a matter may neither vote on the resolution to authorise such conflict, nor count in the quorum of the meeting at which it was passed. Furthermore, as noted above, the interested Director is not permitted to vote in respect of any proposal in which they have any material interest (except in respect of the limited exceptions outlined above) nor may they count in the quorum of the meeting at which such business is transacted. As such, a Director has no power, in the absence of an independent quorum, to vote on compensation to themselves, but may vote on a resolution (and may count in the quorum of the meeting at which it was passed) to award compensation to Directors provided those arrangements do not confer a benefit solely on them. The Directors are empowered to exercise all the powers of the Company to borrow money, subject to any limitation in the Articles (currently $5 billion), unless sanctioned by an ordinary resolution of the Company. Under the Articles, there are no age limit requirements relating to a person’s qualification to hold office as a Director of the Company. Directors are not required to hold any shares of the Company by way of qualification. The Articles require annual retirement and re-election of all Directors at the AGM. Rights attaching to shares Dividend rights and rights to share in the Company’s profits Under English law, dividends are payable on the Company’s ordinary shares only out of profits available for distribution, as determined in accordance with accounting principles generally accepted in the UK and by the Companies Act. No dividend will bear interest as against the Company. Holders of the Company’s ordinary shares are entitled to receive such dividends as may be declared by the shareholders in general meeting, rateably according to the amounts paid up on such shares, provided that the dividend cannot exceed the amount recommended by the Directors. The Company’s Board of Directors may declare and pay to shareholders such interim dividends as appear to them to be justified by the Company’s financial position. If authorised by an ordinary resolution of the shareholders, the Board of Directors may also direct payment of a dividend in whole or in part by the distribution of specific assets (and in particular of paid-up shares or debentures of any other company). Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 275 Any dividend unclaimed by a member (or by a person entitled by virtue of transmission on death or bankruptcy or otherwise by operation of law) after six years from the date the dividend was declared, or became due for payment, will be forfeited and will revert to the Company. Voting rights The holders of ordinary shares are entitled, in respect of their holdings of such shares, to receive notice of general meetings and to attend, speak and vote at such meetings in accordance with the Articles. Voting at any general meeting of shareholders is by a show of hands unless a poll, which is a written vote, is duly demanded. On a show of hands, every shareholder who is present in person or by proxy at a general meeting has one vote regardless of the number of shares held. Resolutions put to the members at electronic general meetings shall be voted on by a poll, which poll votes may be cast by such electronic means as the Board in its sole discretion deems appropriate for the purposes of the meeting. On a poll, every shareholder who is present in person or by proxy has one vote for every share held by that shareholder. A poll may be demanded by any of the following: the Chair of the meeting; – at least five shareholders present in person or by proxy and entitled to vote at the meeting; – any shareholder or shareholders present in person or by proxy representing in the aggregate not less than one-tenth of the total voting rights of all shareholders entitled to vote at the meeting; or – any shareholder or shareholders present in person or by proxy holding shares conferring a right to vote at the meeting and on which there have been paid up sums in the aggregate at least equal to one-tenth of the total sum paid up on all the shares conferring that right. A proxy form will be treated as giving the proxy the authority to demand a poll, or to join others in demanding one. The necessary quorum for a general meeting is two persons carrying a right to vote upon the business to be transacted, whether present in person or by proxy. Matters are transacted at general meetings of the Company by the proposing and passing of resolutions, of which there are two kinds: – an ordinary resolution, which includes resolutions for the election of Directors, the approval of financial statements, the cumulative annual payment of dividends, the appointment of the Auditor, the increase of share capital or the grant of authority to allot shares; and – a special resolution, which includes resolutions amending the Articles, disapplying statutory pre-emption rights, modifying the rights of any class of the Company’s shares at a meeting of the holders of such class or relating to certain matters concerning the Company’s winding up or changing the Company’s name. An ordinary resolution requires the affirmative vote of a majority of the votes of those persons present and entitled to vote at a meeting at which there is a quorum. Special resolutions require the affirmative vote of not less than three- quarters of the persons present and entitled to vote at a meeting at which there is a quorum. AGMs must be convened upon advance written notice of 21 days. Other meetings must be convened upon advance written notice of 14 days. The days of delivery or receipt of the notice are not included. The notice must specify the nature of the business to be transacted. The Board of Directors may, if they choose, make arrangements for shareholders, who are unable to attend the place of the meeting, to participate at other places or to allow for shareholders to attend and participate in shareholder meetings by electronic means. Variation of rights If, at any time, the Company’s share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the Companies Act, with the consent in writing of holders of three-quarters in nominal value of the issued shares of that class or upon the adoption of a special resolution passed at a separate meeting of the holders of the shares of that class. At every such separate meeting, all of the provisions of the Articles relating to proceedings at a general meeting apply, except that the quorum is to be the number of persons (which must be two or more) who hold or represent by proxy not less than one-third in nominal value of the issued shares of that class. Rights in a winding-up Except as the Company’s shareholders have agreed or may otherwise agree, upon the Company’s winding up, the balance of assets available for distribution is to be distributed among the holders of ordinary shares according to the amounts paid up on the shares held by them: – after the payment of all creditors including certain preferential creditors, whether statutorily preferred creditors or normal creditors; and – subject to any special rights attaching to any class of shares. This distribution is generally to be made in cash. A liquidator may, however, upon the adoption of a special resolution of the shareholders, divide among the shareholders the whole or any part of the Company’s assets in kind. Limitations on voting and shareholding There are no limitations imposed by English law or the Articles on the right of non-residents or foreign persons to hold or vote the Company’s ordinary shares or ADSs, other than the limitations that would generally apply to all of the Company’s shareholders. 276 IHG Annual Report and Form 20-F 2025 Group information continued Articles of Association continued

Working Time Regulations 1998 In the UK, many employees of Group companies are covered by the Working Time Regulations, which came into force on 1 October 1998. These regulations implemented the EU Working Time Directive and parts of the Young Workers Directive, and lay down rights and protections for employees in areas such as maximum working hours, minimum rest time, minimum days off and paid leave. The Working Time Regulations continue to apply in the UK following the UK’s exit from the EU as retained EU law under the European Union (Withdrawal) Act 2018, as amended. In the UK, there is in place a national minimum wage under the National Minimum Wage Act 1998, as amended. At 31 December 2025, the minimum wage for individuals aged 18 to 20 was £10 per hour and for those aged 21 or over was £12.21 per hour in each case, excluding apprentices aged under 18 years or, otherwise, in the first year of their apprenticeships. This particularly impacts businesses in the hospitality and retailing sectors. Compliance with the National Minimum Wage Act is being monitored by the Low Pay Commission, an independent statutory body established by the UK Government. None of the Group’s UK employees are covered by collective bargaining agreements with trade unions. Continual attention is paid to the external market in order to ensure that terms of employment are appropriate. The Group believes the Group companies will be able to conduct their relationships with trade unions and employees in a satisfactory manner. Material contracts The following contracts have been entered into otherwise than in the course of ordinary business by members of the Group: (i) in the two years immediately preceding the date of this document in the case of contracts which are or may be material; or (ii) that contain provisions under which any Group member has any obligation or entitlement that is material to the Group as at the date of this document. To the extent that these agreements include representations, warranties and indemnities, such provisions are considered standard in an agreement of that nature, save to the extent identified below. Syndicated Facility In December 2025, the Company, together with Six Continents Limited, InterContinental Hotels Limited and IHG Finance LLC (as borrowers and guarantors), signed a five-year $1.5 billion bank facility agreement (Syndicated Facility) with Bank of America, N.A., London Branch; Bank of China Limited, London Branch; Barclays Bank PLC; BNP Paribas S.A.; Commerzbank Aktiengesellschaft, London Branch; DBS Bank Ltd., London Branch; MUFG Bank, Ltd.; Standard Chartered Bank; Truist Bank; U.S. Bank National Association; UniCredit Bank GmbH; and Wells Fargo Bank, N.A. London Branch all acting as lenders, mandated lead arrangers and joint bookrunners, and MUFG Bank, Ltd. as facility agent. The interest margin payable on borrowings under the Syndicated Facility is linked to the long-term credit rating assigned to the senior unsecured and unsubordinated debt of the Company. The margin can vary between the applicable reference rate + 0.30% and the applicable reference rate + 0.85% depending on the credit rating. The Syndicated Facility was undrawn as at 31 December 2025. £4 billion Euro Medium Term Note programme In 2025, the Group updated its Euro Medium Term Note programme (EMTN Programme) and issued a tranche of €850 million 3.375% notes due 10 September 2030 (2025 Issuance). On 19 September 2024, an amended and restated trust deed (Trust Deed) was executed by the Company and IHG Finance LLC (IHGFL) as issuers (Issuers); the Company, IHGFL, Six Continents Limited and InterContinental Hotels Limited as guarantors (Guarantors) and U.S. Bank Trustees Limited as trustee (Trustee), pursuant to which the trust deed dated 27 November 2009, as supplemented by six supplemental trust deeds dated 7 July 2011, 9 November 2012, 16 June 2015, 11 August 2016, 14 September 2020 and 21 September 2023 originally between the Company as issuer, Six Continents Limited and InterContinental Hotels Limited as guarantors and HSBC Corporate Trustee Company (UK) Limited as trustee relating to the Programme, was amended and restated. Under the Trust Deed, the Issuers may issue notes (Notes) unconditionally and irrevocably guaranteed by the Guarantors, up to a maximum nominal amount from time to time outstanding of £4 billion (or its equivalent in other currencies). Notes are to be issued in series (each a Series) in bearer or registered form. Each Series may comprise one or more tranches (each a Tranche) issued on different issue dates. A Tranche of Notes may be issued on the terms and conditions set out in a base prospectus as amended and/or supplemented by a document setting out the final terms (Final Terms) of such Tranche or in a separate prospectus specific to such Tranche. Under the Trust Deed, each of the Issuers and the Guarantors has given certain customary covenants in favour of the Trustee. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 277 The Final Terms issued under the 2025 Issuance provide that the holders of the Notes have the right to repayment if the Notes (a) become non-investment grade within the period commencing on the date of announcement of a change of control and ending 90 days after the change of control (Change of Control Period) and are not subsequently, within the Change of Control Period, reinstated to investment grade; (b) are downgraded from a non- investment grade and are not reinstated to its earlier credit rating or better within the Change of Control Period; or (c) are not credit rated and do not become investment-grade credit rated by the end of the Change of Control Period. On 19 September 2024, the Issuers and the Guarantors entered into an amended and restated agency agreement (Agency Agreement) with Elavon Financial Services DAC, UK Branch as principal paying agent, Elavon Financial Services DAC as transfer agent and registrar and the Trustee, pursuant to which the Issuers and the Guarantors appointed paying agents and calculation agents in connection with the EMTN Programme and the Notes. Under the Agency Agreement, each of the Issuers and the Guarantors has given a customary indemnity in favour of the paying agents and the calculation agents. On 15 August 2025, the Issuers and the Guarantors entered into an amended and restated dealer agreement (Dealer Agreement) with Barclays Bank PLC as arranger and Bank of China Limited, London Branch, Barclays Bank PLC, Commerzbank Aktiengesellschaft, Merrill Lynch International, MUFG Securities EMEA plc, Truist Securities, Inc. and Wells Fargo Securities International Limited as dealers (Dealers), pursuant to which the Dealers were appointed in connection with the EMTN Programme and the Notes. Under the Dealer Agreement, each of the Issuer and the Guarantors has given customary warranties and indemnities in favour of the Dealers. Exchange controls and restrictions on payment of dividends There are no restrictions on dividend payments to US citizens. Although there are currently no UK foreign exchange control restrictions on the export or import of capital or the payment of dividends on the ordinary shares or the ADSs, economic sanctions which may be in force in the UK from time to time impose restrictions on the payment of dividends to persons resident (or treated as so resident) in or governments of (or persons exercising public functions in) certain countries. Other than economic sanctions which may be in force in the UK from time to time, there are no restrictions under the Articles of Association or under English law that limit the right of non-resident or foreign owners to hold or vote the ordinary shares or the ADSs. In addition, the Articles contain certain limitations on the voting and other rights of any holder of ordinary shares whose holding may, in the opinion of the Directors, result in the loss or failure to secure the reinstatement of any licence or franchise from any US governmental agency held by Six Continents Hotels, Inc. or any subsidiary thereof. 278 IHG Annual Report and Form 20-F 2025 Group Information continued Material contracts continued Legal proceedings Group companies have extensive operations in the UK, as well as internationally, and are involved in a number of legal claims and proceedings incidental to those operations. These legal claims and proceedings are in various stages and include disputes related to specific hotels where the potential materiality is not yet known. It is the Company’s view that such proceedings, either individually or in the aggregate, have not in the recent past and are not likely to have a significant effect on the Group’s financial position or profitability. Notwithstanding the above, the Company notes the matters set out below, which are ongoing. Litigation is inherently unpredictable and, as at 12 February 2026, unless stated otherwise, the outcome of these matters cannot be reasonably determined. A claim was filed on 26 June 2017 against Inter-Continental Hotels Corporation, InterContinental Hotels Group Resources, Inc., and InterContinental Hotels Group (Canada), Inc. seeking class action status and alleging breach of fiduciary duty, negligence, breach of confidence, intrusion upon seclusion, breach of contract, breach of privacy legislation, and unjust enrichment regarding an alleged data breach. The claim was amended in March 2018 to name Six Continents Hotels, Inc. as the sole defendant. The claimant alleges that security failures allowed customers’ financial information to be compromised. As of 12 February 2026, the likelihood of a favourable or unfavourable result cannot be reasonably determined, and it is not possible to determine whether any loss is likely or to estimate the amount of any loss. Seven claims were filed in March 2022 against HHF, Six Continents Hotels, Inc., and the IHG Owner’s Association, seeking class action status on behalf of the Group’s franchisees. Following dismissal of two claims and consolidation of the remaining, an amended claim was filed against HHF and Six Continents Hotels, Inc., alleging claims for breach of contract, breach of implied covenant of good faith and fair dealing, breach of fiduciary duty, declaratory judgement, violation of the Sherman Act and demand for accounting. The claims allege that the Group as franchisor, is engaged in unlawful business practices relating to numerous programmes, products and requirements which are purportedly part of the Group’s franchise system. The Court dismissed the majority of the claims, and the remaining claims allege breach of contract and deceptive trade practices. The Court ruled in the Group’s favour on the remaining claims on 9 December 2024, and the matter was subsequently dismissed with prejudice on 20 May 2025. An arbitration was filed on 11 December 2022, alleging that Holiday Inns Middle East Limited breached its contractual obligations by causing delay in relation to the opening of a hotel. The claim sought monetary damages for various alleged losses. The parties finalised a commercial resolution and the arbitration proceedings were terminated on 2 October 2025. Six Continents Hotels, Inc. is a party to two lawsuits seeking class action status that were filed in February and March 2024 against Six Continents Hotels, Inc. and other hotel companies as well as revenue management software providers. The lawsuits allege that the defendants violated antitrust laws by exchanging proprietary, current and forward-looking information causing consumers to pay higher room rates. Motions to dismiss have been filed in both actions. As of 12 February 2026, the likelihood of a favourable or unfavourable result cannot be reasonably determined, and it is not possible to determine whether any loss is likely or to estimate the amount of any loss. A claim was filed on 30 June 2025 against InterContinental Hotels Group Resources, LLC seeking class action status and alleging violations of applicable unfair and deceptive trade practices regulations with respect to pricing displays on the websites of online travel agencies. The claim was subsequently amended to name Six Continents Hotels, Inc. as the sole defendant. As of 12 February 2026, the likelihood of a favourable or unfavourable result cannot be reasonably determined, and it is not possible to determine whether any loss is likely or to estimate the amount of any loss. A lawsuit was filed on 18 December 2025 against Six Continents Hotels, Inc. and Holiday Hospitality Franchising, LLC by the licensee and guarantors of a conversion hotel. The plaintiffs assert that the defendants violated state franchise law and made misrepresentations with respect to the offer of the franchise. As of 12 February 2026, the likelihood of a favourable or unfavourable result cannot be reasonably determined, and it is not possible to determine whether any loss is likely or to estimate the amount of any loss. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 279 Taxation This section provides a summary of material US federal income tax and UK tax consequences to US holders, described below, of owning and disposing of ordinary shares or ADSs of the Company. This section addresses only the tax position of a US holder who holds ordinary shares or ADSs as capital assets. This section does not, however, discuss all of the tax considerations that may be relevant to any particular US holder, such as the provisions of the Internal Revenue Code of 1986, as amended (IR Code) known as the Medicare Contribution tax or tax consequences to US holders subject to special rules, such as: – certain financial institutions; – insurance companies; – dealers and traders in securities who use a mark-to-market method of tax accounting; – persons holding ordinary shares or ADSs as part of a straddle, conversion transaction, integrated transaction or wash sale, or persons entering into a constructive sale with respect to the ordinary shares or ADSs; – persons whose functional currency for US federal income tax purposes is not the US dollar; – partnerships or other entities classified as partnerships for US federal income tax purposes; – persons liable for any minimum tax; – tax-exempt organisations; – persons who acquired the Company’s ADSs or ordinary shares pursuant to the exercise of any employee stock option or otherwise in connection with employment; and – persons who, directly or indirectly, own ordinary shares or ADSs representing 10% or more of the Company’s voting power or value. This section does not generally deal with the position of a US holder who is resident in the UK for UK tax purposes or who is subject to UK taxation on capital gains or income by virtue of carrying on a trade, profession or vocation in the UK through a branch, agency or permanent establishment to which such ADSs or ordinary shares are attributable (‘trading in the UK’). As used herein, a ‘US holder’ is a person who, for US federal income tax purposes, is a beneficial owner of ordinary shares or ADSs and is: (i) a citizen or individual resident of the US; (ii) a corporation, or other entity taxable as a corporation, created or organised in or under the laws of the US, any state therein or the District of Columbia; (iii) an estate whose income is subject to US federal income tax regardless of its source; or (iv) a trust, if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust. This section is based on the IR Code, its legislative history, existing and proposed regulations, published rulings and court decisions, and on UK tax laws and the published practice of HM Revenue and Customs (HMRC), all as of the date hereof. These laws, and that practice, are subject to change, possibly on a retroactive basis. This section is further based in part upon the representations of the ADR Depositary and assumes that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. For US federal income tax purposes, an owner of ADRs evidencing ADSs will generally be treated as the owner of the underlying shares represented by those ADSs. For UK tax purposes, in practice, HMRC will also regard holders of ADSs as the beneficial owners of the ordinary shares represented by those ADSs (although case law has cast some doubt on this). The discussion below assumes that HMRC’s position is followed. Generally, exchanges of ordinary shares for ADSs, and ADSs for ordinary shares, will not be subject to US federal income tax or UK taxation on capital gains, although UK stamp duty or stamp duty reserve tax (SDRT) may arise as described below. Investors should consult their own tax advisers regarding the US federal, state and local, the UK and other tax consequences of owning and disposing of ordinary shares or ADSs in their particular circumstances. The following disclosures assume that the Company is not, and will not become, a passive foreign investment company (PFIC), except as described below. Taxation of dividends UK taxation Under current UK tax law, the Company will not be required to withhold tax at source from dividend payments it makes. A US holder who is not resident for UK tax purposes in the UK and who is not trading in the UK will generally not be liable for UK taxation on dividends received in respect of the ADSs or ordinary shares. US federal income taxation A US holder is generally subject to US federal income taxation on the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for US federal income tax purposes). Distributions in excess of the Company’s current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a return of capital to the extent of the US holder’s basis in the ordinary shares or ADSs and thereafter as capital gain. Because the Company has not historically maintained, and does not currently maintain, books in accordance with US tax principles, the Company does not expect to be in a position to determine whether any distribution will be in excess of the Company’s current and accumulated earnings and profits as computed for US federal income tax purposes. As a result, it is expected that amounts distributed will be reported to the Internal Revenue Service (IRS) as dividends. Subject to applicable limitations, dividends paid to certain non-corporate US holders will be taxable at the preferential rates applicable to long-term capital gain if the dividends constitute ‘qualified dividend income’. The Company expects that dividends paid by the Company with respect to the ordinary shares or ADSs will constitute qualified dividend income. Non-corporate US holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at these preferential rates. 280 IHG Annual Report and Form 20-F 2025 Shareholder information

Dividends must be included in income when the US holder, in the case of shares, or the ADR Depositary, in the case of ADSs, actually or constructively receives the dividend, and will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from certain other US corporations. For foreign tax credit limitation purposes, dividends will generally be income from sources outside the US. The amount of any dividend paid in pounds sterling will be the US dollar value of the sterling payments made, determined at the spot sterling/US dollar rate on the date the dividend distribution is includible in income, regardless of whether the payment is in fact converted into US dollars. If the dividend is converted into US dollars on that date, a US holder should not be required to recognise foreign currency gain or loss in respect of the dividend income. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date the payment is converted into US dollars will be treated as ordinary income or loss from sources within the US. Taxation of capital gains UK taxation A US holder who is not resident for UK tax purposes in the UK and who is not trading in the UK will not generally be liable for UK taxation on capital gains, or eligible for relief for allowable losses, realised or accrued on the sale or other disposal of ADSs or ordinary shares. A US holder of ADSs or ordinary shares who is an individual and who, broadly, has temporarily ceased to be resident in the UK or has become temporarily treated as non-resident for UK tax purposes for a period of not more than five years and who disposes of ordinary shares or ADSs during that period may, for the year of assessment when that individual becomes resident again in the UK, be liable to UK tax on capital gains (subject to any available exemption or relief), notwithstanding the fact that such US holder was not treated as resident in the UK at the time of the sale or other disposal. US federal income taxation A US holder who sells or otherwise disposes of ordinary shares or ADSs will recognise a capital gain or loss for US federal income tax purposes equal to the difference between the amount realised and its tax basis in the ordinary shares or ADSs, each determined in US dollars. Such capital gain or loss will be a long-term capital gain or loss where the US holder has a holding period greater than one year. Losses may also be treated as long-term capital losses to the extent of certain ‘extraordinary dividends’ that qualified for the preferential tax rates on qualified dividend income described above. The capital gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations. PFIC rules Based on the manner in which the Group operates its business and estimates of the value of its assets (which estimates are based, in part, on the market value of the Company’s ADSs) the Company believes that it was not a PFIC for US federal income tax purposes for its 2025 taxable year. However, the Company’s PFIC status is an annual factual determination and thus may be subject to change. If the Company were a PFIC for any taxable year during which a US holder owned ordinary shares or ADSs, gain realised on the sale or other disposition of ordinary shares or ADSs would, in general, not be treated as capital gain. Instead, gain would be treated as if the US holder had realised such gain rateably over the holding period for the ordinary shares or ADSs and, to the extent allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC, would be taxed as ordinary income. The amount allocated to each other taxable year would be taxed at the highest tax rate in effect (for individuals or corporations, as applicable) for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. In addition, similar rules would apply to any ‘excess distribution’ received on the ordinary shares or ADSs (generally, the excess of distributions received on the ordinary shares or ADSs during the taxable year over 125% of the average amount of distributions received during a specified prior period). The preferential rates for qualified dividend income described above would not apply if the Company were a PFIC for the taxable year of the distribution or the preceding taxable year. Certain elections may be available (including a mark-to-market election) to US holders that would result in alternative treatments of the ordinary shares or ADSs. If the Company were a PFIC for any taxable year in which a US holder held ordinary shares or ADSs, a US holder would generally be required to file IRS Form 8621 with their annual US federal income tax returns, subject to certain exceptions. Additional tax considerations UK inheritance tax Following the enactment of the United Kingdom’s Finance Act 2025, an individual who is not a ‘long-term resident’ for the purposes of the United Kingdom’s Inheritance Tax Act 1984 should generally only be chargeable to UK inheritance tax to the extent the individual owns assets situated in the UK. As a matter of UK law, it is not clear whether the situs of an ADS for UK inheritance tax purposes is determined by the place where the depositary is established and records the entitlements of the deposit holders, or by the situs of the underlying share which the ADS represents, but HMRC may take the view that the ADSs, as well as the ordinary shares, are or represent UK-situs assets. However, an individual who is domiciled in the US (for the purposes of the Estate and Gift Tax Convention (the ‘Convention’)), and is not a UK national as defined in the Convention, will not be subject to UK inheritance tax (to the extent UK inheritance tax applies) in respect of the ordinary shares or ADSs on the individual’s death or on a transfer of the ordinary shares or ADSs during their lifetime, provided that any applicable US federal gift or estate tax is paid, unless the ordinary shares or ADSs are part of the business property of a UK permanent establishment or pertain to a UK fixed base of an individual used for the performance of independent personal services. Where the ordinary shares or ADSs have been placed in trust by a settlor, they may be subject to UK inheritance tax unless, when the trust was created, the settlor was domiciled in the US and was not a UK national. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 281 If no relief is given under the Convention, inheritance tax may be charged on death and also on the amount by which the value of an individual’s estate is reduced as a result of any transfer made by way of a gift or other undervalue transfer, broadly within seven years of death, and in certain other circumstances. Where the ordinary shares or ADSs are subject to both UK inheritance tax and to US federal gift or estate tax, the Convention generally provides for either a credit against US federal tax liabilities for UK inheritance tax paid or for a credit against UK inheritance tax liabilities for US federal tax paid, as the case may be. The above discussion reflects current UK tax law. US Holders who may be impacted by the tax laws discussed above should consult with their tax advisers as necessary. UK stamp duty and SDRT Neither stamp duty nor Stamp Duty Reserve Tax (SDRT) will generally be payable in the UK on the purchase or transfer of an ADS, provided that the ADS and any separate instrument or written agreement of transfer are executed and remain at all times outside the UK. UK legislation does, however, provide for stamp duty or SDRT to be payable at the rate of 1.5% on the amount or value of the consideration (or, in some cases, the value of the ordinary shares) where ordinary shares are transferred to a person (or a nominee or agent of a person) whose business is or includes issuing depositary receipts or the provision of clearance services. In accordance with the terms of the deposit agreement, any tax or duty payable on deposits of ordinary shares by the depositary or by the custodian of the depositary will typically be charged to the party to whom ADSs are delivered against such deposits. However, such transfers will not attract stamp duty or SDRT where they satisfy the conditions of an exemption, including exemptions which can apply to certain capital raising or qualifying listing arrangements. Specific professional advice should be sought before paying a 1.5% SDRT or stamp duty charge in any circumstances. A transfer of the underlying ordinary shares will generally be subject to stamp duty or SDRT, normally at the rate of 0.5% of the amount or value of the consideration (rounded up to the next multiple of £5 in the case of stamp duty). A transfer of ordinary shares from a nominee to its beneficial owner, including the transfer of underlying ordinary shares from the depositary to an ADS holder, under which no beneficial interest passes, will not be subject to stamp duty or SDRT. Any UK stamp duty or SDRT imposed upon transfers of ADSs or ordinary shares will not be creditable for US federal income tax purposes. US Holders should consult their tax advisers regarding whether any such UK stamp duty or SDRT may be deductible or reduce the amount of gain (or increase the amount of loss) recognised upon a sale or other disposition of the ADSs or ordinary shares. US backup withholding and information reporting Payments of dividends and sales proceeds with respect to ADSs and ordinary shares may be reported to the IRS and to the US holder. Backup withholding may apply to these reportable payments if the US holder fails to provide an accurate taxpayer identification number or certification of exempt status, or fails to report all interest and dividends required to be shown on its US federal income tax returns. Certain US holders (including, among others, corporations) are not subject to information reporting and backup withholding (but may be required to establish their exempt status). The amount of any backup withholding from a payment to a US holder will be allowed as a credit against the holder’s US federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished in a timely manner to the IRS. US holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption. Certain US holders who are individuals (and certain specified entities) may be required to report information relating to their ownership of non-US securities unless the securities are held in accounts at financial institutions (in which case the accounts may be reportable if maintained by non-US financial institutions). US holders should consult their tax advisers regarding any reporting obligations they may have with respect to the Company’s ordinary shares or ADSs. 282 IHG Annual Report and Form 20-F 2025 Shareholder information continued Taxation continued Disclosure controls and procedures As of the end of the period covered by this report, the Group carried out an evaluation under the supervision and with the participation of the Group’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Group’s disclosure controls and procedures (as defined in Rules 13a–15(e) and 15d–15(e) of the Securities Exchange Act 1934). These are defined as those controls and procedures designed to ensure that information required to be disclosed in reports filed under the Securities Exchange Act 1934 is recorded, processed, summarised and reported within the specified periods. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Group’s disclosure controls and procedures were effective. Insider trading policy The Company has in place a code of practice for dealing in the Company’s securities, which is designed to ensure that the Company’s Directors, Executive Committee members and certain of the Group’s employees comply with applicable insider trading laws, rules and regulations and related regulatory obligations. A copy of the code of practice is included as Exhibit 11.1 to this Annual Report and Form 20-F. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 283 Summary of significant corporate governance differences from NYSE listing standards The Group’s statement of compliance with the principles and provisions specified in the UK Corporate Governance Code 2024, issued in January 2024 by the Financial Reporting Council (the Code) is set out on pages 162 and 163. IHG has also adopted the corporate governance requirements of the US Sarbanes-Oxley Act and related rules and of the NYSE, to the extent that they are applicable to it as a foreign private issuer. As a foreign private issuer, IHG is required to disclose any significant ways in which its corporate governance practices differ from those followed by US companies. These are as follows: Basis of regulation The Code contains a series of principles and provisions. Listed companies are required to state how they have applied the Code’s principles, and the provisions operate on a ‘comply or explain’ basis, where any areas of non-compliance should be disclosed with an explanation for the non-compliance. In contrast, US companies listed on the NYSE are required to adopt and disclose corporate governance guidelines adopted by the NYSE. Independent Directors The Code’s principles recommend that at least half the Board, excluding the Chair, should consist of independent non-executive directors. As at 12 February 2026, the Board consisted of the Chair, independent at the time of her appointment, two Executive Directors and seven independent Non- Executive Directors. NYSE listing rules applicable to US companies state that companies must have a majority of independent directors. The NYSE has set out six bright line tests for director independence. The Board’s judgement is that all of its Non-Executive Directors are independent. However, it did not explicitly take into consideration the NYSE’s tests in reaching this determination. Chair and Chief Executive Officer The Code recommends that the Chair and Chief Executive Officer should not be the same individual to ensure that there is a clear division of responsibility for the running of the Company’s business. There is no corresponding requirement for US companies. The roles of Chair and Chief Executive Officer were, as at 12 February 2026 and throughout 2025, fulfilled by separate individuals. Committees The Company has a number of Board Committees which are similar in purpose and constitution to those required for domestic companies under NYSE rules. The NYSE requires US companies to have audit, remuneration and nominating/corporate governance committees composed entirely of independent directors, as defined under the NYSE rules. The Company’s Nomination, Audit and Remuneration Committees consist entirely of Non-Executive Directors who are independent under the standards of the Code, which may not necessarily be the same as the NYSE independence standards. The nominating/governance committee is responsible for identifying individuals qualified to become Board members and to recommend to the Board a set of corporate governance principles. As the Company is subject to the Code, the Company’s Nomination Committee is responsible for nominating, for approval by the Board, candidates for appointment to the Board, including recommending suitable candidates for the role of Senior Independent Non-Executive Director. The Company’s Nomination Committee consists of the Chair and independent Non-Executive Directors. The Chair of the Company is not a member of the Audit Committee. As set out on page 128, the Audit Committee is chaired by an independent Non- Executive Director who, in the Board’s view, has the experience and qualifications to satisfy the criterion under US rules for an ‘audit committee financial expert’. Non-Executive Director meetings NYSE rules require that non- management Directors of US companies must meet on a regular basis without management present, and independent Directors must meet separately at least once per year. The Code recommends: (i) the Board Chair to hold meetings with the Non-Executive Directors without the Executive Directors present; and (ii) the Non-Executive Directors to meet at least annually without the Chair present to appraise the Chair’s performance. The Company’s Non- Executive Directors have met frequently without Executive Directors being present, and intend to continue this practice, after every Board meeting if possible. Shareholder approval of equity compensation plans The NYSE rules require that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans. The Company complies with UK requirements, which are similar to the NYSE rules. The Board does not, however, explicitly take into consideration the NYSE’s detailed definition of ‘material revisions’. Code of Conduct The NYSE requires companies to adopt a code of business conduct and ethics, applicable to Directors, officers and employees. Any waivers granted to Directors or officers under such a code must be promptly disclosed. As set out on pages 56 to 57, IHG’s Code of Conduct is applicable to all Directors, officers and employees, and is available on the Company’s website at ihgplc.com/investors/corporate- governance/code-of-conduct. No waivers have been granted under the Code of Conduct. Compliance certification Each chief executive of a US company must certify to the NYSE each year that he or she is not aware of any violation by the Company of any NYSE corporate governance listing standard. As the Company is a foreign private issuer, the Company’s Chief Executive Officer is not required to make this certification. However, he is required to notify the NYSE promptly in writing after any of the Company’s executive officers become aware of any non-compliance with those NYSE corporate governance rules applicable to the Company. 284 IHG Annual Report and Form 20-F 2025 Shareholder information continued

Strategic Report | Governance | Group Financial Statements | Parent Company Financial Statements | Additional Information
Annual Report and Form 20-F 2025 | IHG | 285

Return of funds

Since March 2003, the Group has returned over £8 billion of funds to shareholders by way of special dividends, capital returns and share repurchase programmes.

Return of funds programme	Timing	Total return	Returned to date
£501m special dividend[a]	Paid in December 2004	£501m	£501m
£250m share buyback	Completed in 2004	£250m	£250m
£996m capital return[a]	Paid in July 2005	£996m	£996m
£250m share buyback	Completed in 2006	£250m	£250m
£497m special dividend[a]	Paid in June 2006	£497m	£497m
£250m share buyback	Completed in 2007	£250m	£250m
£709m special dividend[a]	Paid in June 2007	£709m	£709m
£150m share buyback	N/A[b]	£150m	£120m
$500m special dividend[a,c]	Paid in October 2012	£315m[d] ($500m)	£315m[e] ($505m)
$500m share buyback	Completed in 2014	£315m[d] ($500m)	£315m ($500m)[f]
$350m special dividend	Paid in October 2013	£229m[g] ($350m)	£228m ($355m)[h]
$750m special dividend[a]	Paid in July 2014	£447m[i] ($750m)	£446m ($763m)[j]
$1,500m special dividend[a]	Paid in May 2016	£1,038m[k] ($1,500m)	£1,038m ($1,500m)
$400m special dividend[a]	Paid in May 2017	£309m[l] ($400m)	£310m ($404m)
$500m special dividend[a]	Paid in January 2019	£389m[m] ($500m)	£388m ($510m)
$500m share buyback	Completed in January 2023	£432m ($496m)	£432m ($496m)
$750m share buyback	Completed in December 2023	£595m ($746m)	£595m ($746m)
$800m share buyback	Completed in December 2024	£622m ($792m)	£622m ($792m)
$900m share buyback	Completed in December 2025	£671m ($887m)	£671m ($887m)
Total		£8,965m	£8,933m

a. Accompanied by a share consolidation.

b. This programme was superseded by the share buyback programme announced on 7 August 2012.

c. IHG changed the reporting currency of its Consolidated Financial Statements from sterling to US dollars effective from the Half-Year Results as at 30 June 2008.

d. The dividend was first determined in US dollars and converted to sterling immediately before announcement at the rate of $1=£0.63, as set out in the circular detailing the special dividend and share buyback programme published on 14 September 2012.

e. Sterling dividend translated at $1=£0.624.

f. Translated into US dollars at the average rates of exchange for the relevant years (2014 $1=£0.61; 2013 $1=£0.64; 2012 $1 = £0.63).

g. The dividend was first determined in US dollars and converted to sterling immediately before announcement at the rate of $1=£0.65, as announced in the Half-Year Results to 30 June 2013.

h. Sterling dividend translated at $1=£0.644.

i. The dividend was first determined in US dollars and converted to sterling immediately before announcement at the rate translated at $1=£0.597.

j. Sterling dividend translated at $1=£0.5845.

k. The dividend was first determined in US dollars and converted to sterling at the rate of $1 = £0.6923, as announced on 12 May 2016.

l. The dividend was first determined in US dollars and converted to sterling at the rate of $1 = £0.7724, as announced on 11 May 2017.

m. The dividend was first determined in US dollars and converted to sterling at the rate of £1 = $1.2860, as announced on 17 January 2019.

286 | IHG | Annual Report and Form 20-F 2025

Shareholder information continued

Purchases of equity securities by the Company and affiliated purchaser

The Group's $900m share buyback programme was announced on 18 February 2025 and completed by 31 December 2025. As at 31 December 2025, 7,585,264 shares had been repurchased at an average price of £88.50 per share (approximately £671m).

	Total number of shares (or units) purchased	Average price paid per share (or unit) (£)	Total number of shares (or units) purchased as part of publicly announced plans or programmes	Maximum number of shares (or units) that may be purchased under the plans or programmes
Month 1 (no purchases this month)	–	–	–	16,427,423[a]
Month 2	786,399	99.1932	786,399	16,427,423[a]
Month 3	530,657	91.9176	530,657	16,427,423[a]
Month 4	1,609,223	76.5969	1,609,223	16,427,423[a]
Month 5	68,396	84.7407	68,396	15,718,872[b]
Month 6	828,523	83.3338	828,523	15,718,872[b]
Month 7	310,889	86.2786	310,889	15,718,872[b]
Month 8	691,095	87.5773	691,095	15,718,872[b]
Month 9	1,030,229	88.4909	1,030,229	15,718,872[b]
Month 10	591,571	91.8212	591,571	15,718,872[b]
Month 11	666,487	97.5183	666,487	15,718,872[b]
Month 12	471,795	103.0149	471,795	15,718,872[b]

a. Reflects the resolution passed at the Company's AGM held on 3 May 2024.
b. Reflects the resolution passed at the Company's AGM held on 8 May 2025.

Dividend history

The table below sets forth the amounts of ordinary dividends on each ordinary share and special dividends, in respect of each financial year indicated.

	Interim dividend		Final dividend		Total dividend		Special dividend	
	Pence	Cents	Pence	Cents	Pence	Cents	Pence	Cents
2025	**43.3**	**58.6**	**N/A[a]**	**125.9**	**N/A[a]**	**184.5**	**–**	**–**
2024	40.8	53.2	86	114.4	126.8	167.6	–	–
2023	38.7	48.3	83.9	104	122.6	152.3	–	–
2022	37.8	43.9	76.08	94.5	113.88	138.4	–	–
2021	–	–	67.5	85.9	67.5	85.9	–	–
2020	–	–	–	–	–	–	–	–
2019	32	39.9	–[b]	–[b]	32	39.9	–	–
2018	27.7	36.3	60.4	78.1	88.1	114.4	203.8[c,e]	262.1[c,e]
2017	24.4	33	50.2	71	74.6	104	156.4[c]	202.5[c]
2016	22.6	30	49.4	64	72	94	438.2[c]	632.9[c]
2015	17.7	27.5	40.3	57.5	58	85	–	–
2014	14.8	25	33.8	52	48.6	77	174.9[c]	293.0[c]
2013	15.1	23	28.1	47	43.2	70	87.1	133
2012	13.5	21	27.7	43	41.2	64	108.4[c]	172.0[c]
2011	9.8	16	24.7	39	34.5	55	–	–
2010	8	12.8	22	35.2	30	48	–	–
2009	7.3	12.2	18.7	29.2	26	41.4	–	–
2008[d]	6.4	12.2	20.2	29.2	26.6	41.4	–	–
2007	5.7	11.5	14.9	29.2	20.6	40.7	200[c]	–
2006	5.1	9.6	13.3	25.9	18.4	35.5	118[c]	–

a. The sterling amount of the final dividend will be announced on 27 April 2026 using the average of the daily exchange rates for the three working days commencing 22 April 2026.

b. The Board withdrew its recommendation of a final dividend in respect of 2019 of 85.9¢ per share.

c. Accompanied by a share consolidation.

d. IHG changed the reporting currency of its Consolidated Financial Statements from sterling to US dollars effective from the Half-Year Results as at 30 June 2008. Starting with the interim dividend for 2008, all dividends have first been determined in US dollars and converted into sterling prior to payment.

e. This special dividend was announced on 19 October 2018 and paid on 29 January 2019.

Strategic Report | Governance | Group Financial Statements | Parent Company Financial Statements | Additional Information
Annual Report and Form 20-F 2025 | IHG | 287

Shareholder profiles

Shareholder profile by type as at 31 December 2025

Category of shareholder	Number of shareholders	Percentage of total shareholders	Number of ordinary shares	Percentage of issued share capital
Private individuals	25,052	93.99	5,994,924	3.82
Nominee companies	1,246	4.67	117,799,975	74.97
Limited and public limited companies	199	0.75	18,435,723	11.73
Other corporate bodies	149	0.56	14,848,971	9.45
Banks and unknown	8	0.03	46,997	0.03
Total	**26,654**	**100**	**157,126,590**	**100**

Shareholder profile by size as at 31 December 2025

Range of shareholdings	Number of shareholders	Percentage of total shareholders	Number of ordinary shares	Percentage of issued share capital
1–199	18,601	69.79	1,073,976	0.68
200–499	4,402	16.52	1,374,462	0.87
500–999	1,760	6.60	1,219,238	0.78
1,000–4,999	1,199	4.50	2,331,655	1.48
5,000–9,999	187	0.70	1,330,899	0.85
10,000–49,999	265	0.99	6,305,601	4.01
50, 000–99,999	69	0.26	4,912,850	3.13
100,000–499,999	125	0.47	26,721,226	17.01
500,000–999,999	22	0.08	15,259,905	9.71
1,000,000 and above	24	0.09	96,596,778	61.48
Total	**26,654**	**100**	**157,126,590**	**100**

Shareholder profile by geographical location as at 31 December 2025

Country/Jurisdiction	Percentage of issued share capital
UK	30.6%
Rest of Europe	17.2%
North America (inc. ADRs)	49.5%
Rest of world	2.7%
Total	**100%**

The geographical profile presented is based on an analysis of shareholders (by manager) of 10,000 shares or above where geographical ownership is known. This analysis only captures 88% of total issued share capital. Therefore, the known percentage distributions have been multiplied by 100/88 to achieve the figures shown in the table above.

As of 12 February 2026, 14,532,685 ADRs equivalent to 14,532,685 ordinary shares, or approximately 9.5% of the total issued share capital, were outstanding and were held by 363 registered holders. Since certain ordinary shares are registered in the names of nominees, the number of shareholders on record may not be representative of the number of beneficial owners.

As of 12 February 2026, there were a total of 27,306 recorded holders of ordinary shares, of whom 214 had registered addresses in the US and held a total of 249,487 ordinary shares (0.16% of the total issued share capital).

288 | IHG | Annual Report and Form 20-F 2025

Schedule 1: Condensed Parent Company financial information

As described in note 15 to the Consolidated Financial Statements, certain of the Group's financial assets, which are held in subsidiaries of InterContinental Hotels Group PLC, are subject to restrictions. Since the Group as a whole has net liabilities, the restricted net assets of InterContinental Hotels Group PLC's consolidated subsidiaries as of 31 December therefore exceeded 25% of consolidated net assets. This Schedule I has therefore been provided pursuant to the requirements of Securities and Exchange Commission (SEC) Regulation S-X Rule 12-04(a), which require condensed financial information of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented.

The Condensed Parent Company financial information should be read in conjunction with the Consolidated Financial Statements. The condensed financial information has been prepared using the same material accounting policies as set out in the Consolidated Financial Statements. Additionally, investments in subsidiaries are included at cost less any provision for impairment in value. Where the Company grants awards over its own shares to the employees of its subsidiaries, it recognises an increase in the cost of investment in its subsidiaries equivalent to the equity-settled share-based payment charge. Any consideration received from subsidiaries in relation to those awards does not represent an increase in the cost of investment. Amounts due from Group undertakings are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method less provision for expected credit losses. In the condensed statement of cash flows, dividends received are presented within investing activities.

The condensed financial information is presented in millions of US dollars.

Dividends paid by the Parent Company are analysed in note 9 to the Consolidated Financial Statements.

As at 31 December 2025, there are no mandatory dividend or redemption requirements for redeemable stocks to disclose.

Condensed statement of profit/(loss) and other comprehensive income of the Parent Company

For the year ended 31 December 2025	2025 $m	2024 $m	2023 $m
Administrative expenses	**(2)**	(2)	(2)
Operating loss	**(2)**	(2)	(2)
Dividend income from subsidiary undertaking	**2,015**	762	1,877
Financial income	**3**	30	30
Financial expenses	**(86)**	(81)	(77)
Profit before tax	**1,930**	709	1,828
Tax	**25**	16	16
Profit for the year	**1,955**	725	1,844
Other comprehensive income/(loss)			
Items that may be subsequently reclassified to profit or loss:			
Gains/(losses) on cash flow hedges, including related tax credit of $2m (2024: $2m charge; 2023: $1m charge)	**12**	(51)	(36)
Costs of hedging	**2**	1	2
Hedging (gains)/losses reclassified to financial expenses	**(21)**	57	35
Exchange gains/(losses) on translation	**165**	(38)	119
Total other comprehensive income/(loss)	**158**	(31)	120
Total comprehensive income	**2,113**	694	1,964

Total comprehensive income for the year is entirely attributable to the equity holders of the Parent Company.

Strategic Report | Governance | Group Financial Statements | Parent Company Financial Statements | Additional Information
Annual Report and Form 20-F 2025 | IHG | 289

Condensed statement of financial position of the Parent Company

31 December 2025	2025 $m	2024 $m
ASSETS		
Investments in subsidiary undertakings	4,433	4,077
Derivative financial instruments	6	–
Deferred tax assets	59	53
Total non-current assets	4,498	4,130
Amounts due from related parties	578	193
Tax receivable	25	16
Total current assets	603	209
Total assets	5,101	4,339
LIABILITIES		
Loans and other borrowings	(475)	(381)
Amounts due to related parties	(3)	(1)
Tax payable	(4)	–
Total current liabilities	(482)	(382)
Loans and other borrowings	(1,133)	(1,469)
Tax payable	–	(2)
Derivative financial instruments	–	(14)
Total non-current liabilities	(1,133)	(1,485)
Total liabilities	(1,615)	(1,867)
Net assets	3,486	2,472
EQUITY		
Called up share capital	44	43
Share premium account	101	94
Currency translation reserve	(85)	(250)
Other reserves	812	759
Retained earnings	2,614	1,826
Total equity	3,486	2,472

290 | IHG | Annual Report and Form 20-F 2025

Schedule 1: Condensed Parent Company financial information continued

Condensed statement of cash flows of the Parent Company

For the year ended 31 December 2025	2025 $m	2024 $m	2023 $m
Profit for the year	**1,955**	725	1,844
Adjustments for:			
Administrative expenses funded by subsidiaries	**2**	2	2
Net financial expenses	**83**	51	47
Dividend income from subsidiary undertaking	**(2,015)**	(762)	(1,877)
Income tax credit	**(25)**	(16)	(16)
Total adjustments	**(1,955)**	(725)	(1,844)
Changes in amounts due from related parties: operating activities	**16**	7	9
Cash flow from operations	**16**	7	9
Interest received	**3**	30	29
Interest paid	**(94)**	(84)	(74)
Net cash from operating activities	**(75)**	(47)	(36)
Cash flow from investing activities			
Dividend received from subsidiary undertaking	**2,015**	762	1,877
Changes in amounts due from related parties: investing activities	**(380)**	930	(824)
Net cash from investing activities	**1,635**	1,692	1,053

Cash flow from financing activities			
Repurchase of shares, including taxes and transaction costs	**(897)**	(804)	(790)
Dividends paid to shareholders	**(270)**	(259)	(245)
Repayment of long-term bonds	**(403)**	(547)	–
Settlement of currency swaps	**–**	(45)	–
Changes in amounts due from related parties: financing activities	**10**	10	18
Net cash from financing activities	**(1,560)**	(1,645)	(1,017)
Net movement in cash and cash equivalents in the year			
Cash and cash equivalents at beginning of the year	**–**	–	–
Exchange rate effects	**–**	–	–
Cash and cash equivalents at end of the year	**–**	–	–

Strategic Report | Governance | Group Financial Statements | Parent Company Financial Statements | Additional Information | Annual Report and Form 20-F 2025 | IHG | 291

Contingencies of the Parent Company

The following UK subsidiaries will take advantage of the audit exemption set out within Section 479A of the Companies Act 2006 for the year ended 31 December 2025:

Company name	Company number
Asia Pacific Holdings Limited	3941780
Gem Brand Company Limited	16147706
Hotel InterContinental London (Holdings) Limited	6451128
Hotel Inter-Continental London Limited	1036984
IHC May Fair Hotel Limited	2323039
IHC Overseas (U.K.) Limited	2322038
IHG PS Nominees Limited	7092523
InterContinental (PB) 1	6724223
InterContinental (PB) 3 Limited	6947603
SC Leisure Group Limited	658907
Six Continents Holdings Limited	3211009
Six Continents Hotels International Limited	722401
Six Continents Investments Limited	694156
Six Continents Overseas Holdings Limited	2661055

The Company will guarantee all outstanding liabilities of the above UK subsidiary undertakings as at the balance sheet date in accordance with Section 479C of the Companies Act 2006. The Company has assessed the probability of loss under the guarantees as remote.

As at 31 December 2025, 2024 and 2023 the Company had provided guarantees in respect of certain borrowings of subsidiaries, the carrying values of which are as follows:

Description	Maturity date	2025 $m	2024 $m	2023 $m
€600m 4.375% bonds 2029	28 November 2029	705	623	663
€850m 3.375% bonds 2030	10 September 2030	1,000	–	–
€750m 3.625% bonds 2031	27 September 2031	885	784	–
		2,590	1,407	663

Maturity profile of borrowings of the Parent Company

The principal values to be repaid on maturity are shown below:

Description	Maturity date	2026 $m	2027 $m	2028 $m
£350m 2.125% bonds 2026	24 August 2026	471	–	–
€500m 2.125% bonds 2027	15 May 2027	–	587	–
£400m 3.375% bonds 2028	8 October 2028	–	–	538
		471	587	538

292 | IHG | Annual Report and Form 20-F 2025

Exhibits

The following exhibits are filed as part of this Annual Report on Form 20-F with the SEC, and are publicly available through the SEC's website.

Visit **sec.gov** and search InterContinental Hotels Group PLC under Company Filings.

Exhibit 1(a)[a]	Articles of Association of the Company dated 3 May 2024 (incorporated by reference to Exhibit 1 of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 27 February 2025)
Exhibit 2(d)	Description of Securities Registered Under Section 12 of the Exchange Act
Exhibit 4(a)(i)[a]	Amended and restated trust deed dated 19 September 2024 relating to a £4 billion Euro Medium Term Note Programme, among InterContinental Hotels Group PLC, IHG Finance LLC, Six Continents Limited, InterContinental Hotels Limited and U.S. Bank Trustees Limited (incorporated by reference to Exhibit 4(a)(i) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 27 February 2025)
Exhibit 4(a)(ii)	$1.5 billion bank facility agreement dated 4 December 2025, among InterContinental Hotels Group PLC and certain subsidiaries, and Bank of America, N.A., London Branch; Bank of China Limited, London Branch; Barclays Bank PLC; BNP Paribas S.A.; Commerzbank Aktiengesellschaft, London Branch; DBS Bank Ltd., London Branch; MUFG Bank, Ltd.; Standard Chartered Bank; Truist Bank; U.S. Bank National Association; UniCredit Bank GmbH; and Wells Fargo Bank, N.A. London Branch
Exhibit 4(c)(i)[a]	Michael Glover's service contract dated 12 December 2022, commenced on 20 March 2023 (incorporated by reference to Exhibit 4(c)(i) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 29 February 2024)
Exhibit 4(c)(ii)[a]	Rules of the InterContinental Hotels Group Long Term Incentive Plan as approved by shareholders on 2 May 2014 and as amended on 14 February 2019, 4 December 2019 and 7 May 2020 (incorporated by reference to Exhibit 4(c)(ii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 4 March 2021)
Exhibit 4(c)(iii)[a]	Rules of the InterContinental Hotels Group Annual Performance Plan as amended (incorporated by reference to Exhibit 4(c)(iii) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 4 March 2021)
Exhibit 4(c)(iv)[a]	Elie Maalouf's service contract dated 4 May 2023, commenced on 1 July 2023 (incorporated by reference to Exhibit 4(c)(iv) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 29 February 2024)
Exhibit 4(c)(v)	Rules of the InterContinental Hotels Group Deferred Award Plan as approved by shareholders on 5 May 2023 and as amended on 18 October 2023 and 11 February 2026

Exhibit 4(c)(vi)[a]	Rules of the InterContinental Hotels Group Annual Performance Plan as approved by the Remuneration Committee on 30 November 2023 (incorporated by reference to Exhibit 4(c)(vi) of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 27 February 2025)
Exhibit 8	List of subsidiaries as at 31 December 2025 (can be found on pages 237 to 240)
Exhibit 11.1[a]	Code of Practice for dealing in InterContinental Hotels Group PLC Securities (incorporated by reference to Exhibit 11.1 of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 27 February 2025)
Exhibit 12(a)	Certification of Elie Maalouf filed pursuant to 17 CFR 240.13a–14(a)
Exhibit 12(b)	Certification of Michael Glover filed pursuant to 17 CFR 240.13a–14(a)
Exhibit 13(a)	Certification of Elie Maalouf and Michael Glover furnished pursuant to 17 CFR 240.13a–14(b) and 18 U.S.C.1350
Exhibit 15(a)	Consent of independent registered public accounting firm, PricewaterhouseCoopers LLP
Exhibit 97[a]	Incentive-Based Compensation Recovery Policy approved on 18 October 2023 (incorporated by reference to Exhibit 97 of the InterContinental Hotels Group PLC Annual Report on Form 20-F (File No. 1-10409) dated 29 February 2024)
Exhibit 101.INS	Inline XBRL Instance Document
Exhibit 101.SCH	Inline XBRL Taxonomy Extension Schema Document
Exhibit 101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
Exhibit 101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
Exhibit 101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
Exhibit 101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

a. Incorporated by reference.

The Annual Report and Form 20-F 2025 contains certain forward-looking statements as defined under US legislation (Section 21E of the Securities Exchange Act of 1934) with respect to the financial condition, results of operations and business of the Group and certain plans and objectives of the Board of Directors of InterContinental Hotels Group PLC with respect thereto. Such statements include, but are not limited to, statements made in the Chair’s statement, the Chief Executive Officer’s review and the Strategic Report. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. These statements are based on assumptions and assessments made by the Group’s management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in, or implied by, such forward-looking statements, including, but not limited to: the Group’s exposure to a competitive and changing industry; the Group’s reliance on the reputation of its existing brands and exposure to inherent reputation risks; the Group’s exposure to inherent uncertainties associated with brand development and expansion; the Group’s reliance on the ongoing appeal of its loyalty programme; the Group’s exposure to a variety of risks related to identifying, securing and retaining franchise and management agreements; the Group’s exposure to the risks of hotel industry overcapacity; the Group’s requirement to have the right people, skills and capability to manage growth and change; the risk that the Group’s collective bargaining activity could disrupt operations, increase labour costs or interfere with the ability of management to focus on executing business strategies; the Group’s exposure to cybersecurity and data privacy risks; the Group’s exposure to intellectual property risks; the risk that the Group’s reputation and the value of its brands are influenced by the perception of various stakeholders of the Group; the Group’s requirements to comply with existing and changing regulations and act in accordance with societal expectations across numerous countries, territories and jurisdictions; the Group’s exposure to the risk of litigation; the potential for domestic and international environmental laws and regulations to cause the Group to incur substantial costs or subject the Group to potential liabilities; the Group’s financial performance being affected by changes in tax laws; the Group’s dependence on a wide range of external stakeholders and business partners; the Group’s exposure to a variety of risks associated with safety, security and crisis management; the Group’s reliance on the resilience of its reservation system and other key technology platforms and the exposure to risks that could disrupt their operation and/or integrity; the Group’s exposure to political and economic developments; the Group’s exposure to continued disruption and consequences from the war in Ukraine; the Group’s exposure to disruption and consequences from the conflict in the Middle East; the potential for the Group to face difficulties insuring its business; the Group’s exposure to risks related to executing and realising benefits from strategic transactions, including acquisitions and restructuring; the Group’s exposure to a variety of risks associated with its financial stability and ability to borrow; the dependence of the Group’s operations on maintaining sufficient liquidity to meet all foreseeable medium-term requirements and provide headroom against unforeseen obligations; the Group’s exposure to an impairment of the carrying value of its brands, goodwill or other tangible and intangible assets negatively affecting its consolidated operating results; the Group’s exposure to fluctuations in exchange rates, currency devaluations or restructurings and to interest rate risk in relation to its borrowings; the potential for the Group to be affected by credit risk on treasury transactions and loans to owners; the Group’s exposure to inherent risks in relation to changing technology and systems; the various operational, compliance and reputational risks that the Group’s integration of AI technologies into its processes and systems may introduce; the Group’s exposure to competition from online travel agents and intermediaries; the Group’s exposure to the risk of events or stakeholder expectations that adversely impact domestic or international travel, including climate change; the Group’s exposure to climate change and sustainability risks; and the Group’s exposure to risks relating to its commitments in relation to climate change. The main factors that could affect the business and financial results are described in the Strategic Report of the Annual Report and Form 20-F 2025. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 293 Forward-looking statements The table below references information in this document that will be included in the Company’s Annual Report on Form 20-F for 2025 filed with the SEC. 1 Identity of Directors, senior management and advisers Not applicable – 2 Offer statistics and expected timetable Not applicable – 3 Key information 3A – Selected financial data Shareholder information: Dividend history 286 3B – Capitalisation and indebtedness Not applicable – 3C – Reason for the offer and use of proceeds Not applicable – 3D – Risk factors Group information: Risk factors 264–271 4 Information on the Company 4A – History and development of the Company Group information: History and developments 264 Shareholder information: Return of funds 285 Useful information: Contacts 302 4B – Business overview Strategic Report 4–114 Group information: Working Time Regulations 1998 277 Group Information: Risk factors 264–271 Directors’ Report: Business relationships with suppliers, customers and others 262 4C – Organisational structure Strategic Report: Our culture 56–61 Group Financial Statements: Note 32 – Group companies 237–240 Group Information: History and developments 264 4D – Property, plant and equipment Strategic Report: Key performance indicators 40–43 Strategic Report: Greenhouse gas (GHG) emissions 82–83 Group Financial Statements: Note 12 – Property, plant and equipment 210 4A Unresolved staff comments None – 5 Operating and financial review and prospects 5A – Operating results Strategic Report: Key performance indicators 40–43 Strategic Report: Performance 86–112 Group Financial Statements: Accounting policies 183–194 Group Financial Statements: New accounting standards 194 Viability statement 113–114 5B – Liquidity and capital resources Strategic Report: Our Business Model – Capital allocation and dividend policy 26–27 Viability statement 113–114 Strategic Report: Performance – Sources of liquidity 90 Group Financial Statements: Note 17 – Cash and cash equivalents 215–216 Group Financial Statements: Note 21 – Loans and other borrowings 218 Group Financial Statements: Note 23 – Financial risk management and derivative financial instruments 220–224 Group Financial Statements: Note 24 – Classification and measurement of financial instruments 224–226 Group Financial Statements: Note 25 – Reconciliation of (loss)/profit for the year to cash flow from operations before contract acquisition costs 227 Additional Information: Forward-looking statements 293 5C – Research and development; intellectual property Not applicable – 5D – Trend information Strategic Report: Performance 86–112 Strategic Report: Trends shaping our industry 22–23 5E – Critical accounting estimates Group Financial Statements: Critical accounting policies 183, 244 Item Form 20-F caption Location in this document Page 294 IHG Annual Report and Form 20-F 2025 Form 20-F cross-reference guide 5 Non-GAAP financial measures Strategic Report: Performance 86–112 Other financial information 250–259 Group Financial Statements: Note 22 – Net debt 219–220 6 Directors, senior management and employees 6A – Directors and senior management Governance: Our Board of Directors and Our Executive Committee (excluding the information under the heading ‘Information on Directors and Executive Committee Members’ on page 121) 118–121 6B – Compensation Directors’ Remuneration Report 138–161 Directors’ Remuneration Policy 148–161 Group Financial Statements: Note 26 – Retirement benefits 228–230 Group Financial Statements: Note 30 – Related party disclosures 235 Group Financial Statements: Note 27 – Share-based payments 231–232 6C – Board practices Governance structure and Board activities 122–125 Executive Directors’ benefits upon termination of office 273 6D – Employees Group Financial Statements: Note 4 – Staff costs and Directors’ remuneration 199–200 Group information: Working Time Regulations 1998 277 Directors’ Report: Employees and Code of Conduct 261–262 6E – Share ownership Directors’ Remuneration Report: Annual Report on Directors’ remuneration – Scheme interests awarded during 2025 151–152 Directors’ Remuneration Report: Annual Report on Directors’ remuneration – Shares and awards held by Executive Directors at 31 December 2025: number of shares 153 Group Financial Statements: Note 27 – Share-based payments 231–232 Group information: Directors’ and Executive Committee members’ shareholdings 273 6F – Disclosure of a registrant’s action to recover erroneously awarded compensation Not applicable – 7 Major shareholders and related party transactions 7A – Major shareholders Directors’ Report: Major institutional shareholders 260 Shareholder information: Shareholder profiles 287 7B – Related party transactions Group Financial Statements: Note 14 – Investment in associates and joint ventures 213 Group Financial Statements: Note 30 – Related party disclosures 235 7C – Interests of experts and counsel Not applicable – 8 Financial Information 8A – Consolidated statements and other financial information Directors’ Report: Dividends 260 Group Financial Statements 176–182 Group information: Legal proceedings 279 Other financial information 250–259 8B – Significant changes Not applicable – 9 The offer and listing 9A – Offer and listing details Useful information: Trading markets 300 9B – Plan of distribution Not applicable – 9C – Markets Useful information: Trading markets 300 9D – Selling shareholders Not applicable – 9E – Dilution Not applicable – 9F – Expenses of the issue Not applicable – 10 Additional information 10A – Share capital Not applicable – 10B – Memorandum and articles of association Group information: Articles of Association 275–276 Group information: Rights attaching to shares 275–276 10C – Material contracts Group information: Material contracts 277–278 Item Form 20-F caption Location in this document Page Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 295 10 10D – Exchange controls Group information: Exchange controls and restrictions on payment of dividends 278 10E – Taxation Shareholder information: Taxation 280–282 10F – Dividends and paying agents Not applicable – 10G – Statement by experts Not applicable – 10H – Documents on display Useful information: Investor information – Documents on display 300 10I – Subsidiary information Not applicable – 11 Quantitative and qualitative disclosures about market risk Group Financial Statements: Note 23 – Financial risk management and derivative financial instruments 220–224 12 Description of securities other than equity securities 12A – Debt securities Not applicable – 12B – Warrants and rights Not applicable – 12C – Other securities Not applicable – 12D – American depositary shares Group information: Description of securities other than equity securities 274 Additional Information: Investor information 300 Additional Information: Contacts 302 13 Defaults, dividend arrearages and delinquencies Not applicable – 14 Material modifications to the rights of security holders and use of proceeds Not applicable – 15 Controls and procedures Shareholder information: Disclosure controls and procedures 283 Statement of Directors’ Responsibilities: Management’s report on internal control over financial reporting 165 Independent Auditor’s US Report 174–175 16 16A – Audit committee financial expert Governance: Audit Committee Report 128–133 Shareholder information: Summary of significant corporate governance differences from NYSE listing standards – Committees 284 16B – Code of ethics Directors’ Report: Code of Conduct 262 Strategic Report: Our culture 56–61 Shareholder information: Summary of significant corporate governance differences from NYSE listing standards 284 16C – Principal accountant fees and services Governance: Audit Committee Report – External auditor 131 Governance: Audit Committee Report – Non-audit services 130 Group Financial Statements: Note 5 – Auditor’s remuneration 200 16D – Exemptions from the listing standards for audit committees Not applicable – 16E – Purchase of equity securities by the issuer and affiliated purchasers Shareholder information: Purchases of equity securities by the Company and affiliated purchasers 286 16F – Change in registrant’s certifying accountant Not applicable – 16G – Corporate Governance Shareholder information: Summary of significant corporate governance differences from NYSE listing standards 284 16H – Mine safety disclosure Not applicable – 16I – Disclosure regarding foreign jurisdictions that prevent inspections Not applicable – 16J – Insider trading policies Additional Information: Insider trading policy 283 16K – Cybersecurity Additional Information: Cybersecurity 272–273 17 Financial statements Group Financial Statements Schedule 1: Parent Company condensed financial information 176–182 288–291 18 Financial statements Group Financial Statements Schedule 1: Parent Company condensed financial information 176–182 288–291 19 Exhibits Additional Information: Exhibits 292 Item Form 20-F caption Location in this document Page 296 IHG Annual Report and Form 20-F 2025 Form 20-F cross-reference guide continued

ADR an American Depositary Receipt, being a receipt evidencing title to an ADS. ADR Depositary J.P. Morgan Chase Bank N.A. ADS an American Depositary Share as evidenced by an ADR, being a registered negotiable security, listed on the New York Stock Exchange, representing one ordinary share of 20 340⁄399 pence each of the Company. AGM Annual General Meeting. AI Artificial Intelligence APP Annual Performance Plan. Average daily rate rooms revenue divided by the number of room nights sold. Capital expenditure purchases of property, plant and equipment, intangible assets, associate and joint venture investments, and other financial assets, plus contract acquisition costs (key money). Captive the Group’s captive insurance company, SCH Insurance Company. Code IHG’s Code of Conduct. Colleague individuals who work at IHG corporate offices, reservation centres, owned & leased and franchised hotels collectively. Companies Act the UK Companies Act 2006, as amended from time to time. Company or Parent Company InterContinental Hotels Group PLC. Comparable RevPAR a comparison for a grouping of hotels that have traded in all months in financial years being compared. Principally excludes new hotels, hotels closed for major refurbishment and hotels sold in either of the two years. Compound Annual Growth Rate (CAGR) growth over a period of years expressed as the constant rate of growth that would produce the same growth if compounded annually. Constant currency a prior-year value translated using the current year’s average exchange rates. Currency swap an exchange of a deposit and a borrowing, each denominated in a different currency, for an agreed period of time. DAP Deferred Award Plan. Deferred Compensation Plan or DCP a US plan that allows for the additional provision for retirement within a dedicated trust, either through employee deferral of salary with matching company contributions, deferral of APP earnings or through direct company contribution. Derivatives financial instruments used to reduce risk, the price of which is derived from an underlying asset, index or rate. EMEAA Europe, Middle East, Asia and Africa (excludes Greater China). Employee engagement survey our employee engagement survey, known as the Colleague HeartBeat, completed by colleagues in corporate and reservation offices and owned & leased or managed hotels. Enterprise contribution to revenue the percentage of room revenue booked through IHG-managed channels and sources: direct via our websites, apps and call centres; through our interfaces with Global Distribution Systems (GDS) and agreements with Online Travel Agencies (OTAs); other distribution partners directly connected to our reservation system; and Global Sales Office business or IHG One Rewards members that book directly at a hotel. ERG employee resource group. Executive officers defined by the SEC as the president, any vice president in charge of a principal business unit, division or function (such as sales, administration or finance), any officer who performs a policy making function, or any other person who performs similar policy making functions. F&B Food and Beverage Fee business IHG’s franchised and managed businesses combined. FERA fuel- and energy-related emissions. Franchised hotels hotels operated under an IHG brand license by a franchisee. IHG receives a fixed percentage of rooms revenue and neither owns, leases nor operates the property. Franchisee an owner who uses a brand under licence from IHG. FRC UK Financial Reporting Council. Group or IHG the Company and its subsidiaries. Guest Love IHG’s guest satisfaction measurement tool used to measure brand preference and guest satisfaction. Guest Reservation System or GRS our global electronic guest reservation system. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 297 Glossary Hedging the reduction of risk, normally in relation to foreign currency or interest rate movements, by making offsetting commitments. Hotel revenue revenue from all revenue-generating activity undertaken by owned & leased hotels, including room nights, food and beverage sales. IASB International Accounting Standards Board. IFRS International Financial Reporting Standards as issued by the IASB and adopted under UK law. IHG PLC InterContinental Hotels Group PLC. International Sustainability Standards Board (ISSB) formed by the IFRS to create sustainability-related disclosure standards that provide investors with consistent and comparable information about companies’ sustainability-related risks and opportunities. Journey to Tomorrow IHG’s responsible business plan to create positive change by 2030. Liquidated damages payments received in respect of the early termination of franchise and management agreements. Listing Rules regulations subject to the oversight of the Financial Conduct Authority, which set out the obligations of UK listed companies. Lives Improved Lives improved is defined as a direct beneficiary under the Business for Societal Impact (B4SI) framework, a recognised standard for measuring corporate community impact. The cumulative lives improved figure is the sum of the annual totals since 2021. LTIP Long Term Incentive Plan. Managed hotels hotels operated by IHG under a management agreement on behalf of the hotel owner. IHG generates revenue through a fixed percentage of the total hotel revenue and a proportion of hotel profit, and neither leases nor owns the property. Management agreement a contract to operate a hotel on behalf of the hotel owner. Market capitalisation the value attributed to a listed company by multiplying its share price by the number of shares in issue. Net rooms supply net total number of IHG System hotel rooms. NYSE New York Stock Exchange. Occupancy rate rooms occupied by hotel guests, expressed as a percentage of rooms that are available. Ordinary share ordinary shares of 20 340⁄399 pence each in the Company. Owned & leased hotels operated by IHG where IHG is, or effectively acts as, the owner, with responsibility for assets, employees and running costs. The entire revenue and profit of the hotels are recorded in IHG’s financial statements. Owner the owner of a hotel property. Pipeline hotels/rooms due to enter the IHG System at a future date. A hotel enters the pipeline once a contract has been signed and appropriate fees paid. % pts a percentage point is the unit for the arithmetic difference of two percentages. Reimbursable revenues reimbursements from managed and franchised hotels for costs incurred by IHG, for example the cost of IHG employees working in managed hotels. The related revenues and costs are presented gross in the Group income statement and there is no impact to profit. Revenue management the employment of pricing and segment strategies to optimise the revenue generated from the sale of room nights. RevPAR or Revenue per available room rooms revenue divided by the number of room nights that are available (can be mathematically derived from occupancy rate multiplied by average daily rate). Revolving Credit Facility or RCF the Group’s syndicated bank revolving credit facility. Room count number of rooms franchised, owned & leased by IHG. Rooms revenue revenue generated from the sale of room nights. Royalties fees, based on rooms revenue, that a franchisee pays to the Group. Saudi Arabia Kingdom of Saudi Arabia Science-based targets (SBTs) measurable, actionable and time-bound carbon reduction targets, based on the best available science and in line with the scale of reductions required to keep global warming below 2°C or 1.5°C from pre-industrial levels. Science Based Targets initiative (SBTi) helps businesses commit to and meet SBTs by independently assessing and approving any targets that are set. 298 IHG Annual Report and Form 20-F 2025 Glossary continued SEC US Securities and Exchange Commission. Subsidiary a company over which the Group exercises control. System hotels/rooms operating under franchise and management agreements together with IHG owned & leased hotels/rooms, globally (the IHG System) or on a regional basis, as the context requires. System Fund or Fund The System Fund, including associated funds, comprises assessment fees and contributions collected from hotels within the IHG System which fund hotel services and activities that drive revenue to our hotels including marketing, the IHG One Rewards loyalty programme and our distribution channels, as well as fees collected from hotels for programmes relating to certain hotel services. Task Force on Climate-related Financial Disclosures (TCFD) created by the Financial Stability Board to improve and increase reporting of climate-related financial information and to help inform investors and others about the risks they face related to climate change. Total Shareholder Return or TSR the theoretical growth in value of a shareholding over a period, by reference to the beginning and ending share price, and assuming that dividends, including special dividends, are reinvested to purchase additional units of the equity. UAE United Arab Emirates UK Corporate Governance Code a Code issued in 2024 by the Financial Reporting Council in the UK, which guides best practice for the governance of listed companies. Working capital the sum of inventories, receivables and payables of a trading nature, excluding financing and taxation items. + For the definitions of our Key performance measures (including Non-GAAP measures) see pages 107 to 112. Strategic Report Governance Group Financial Statements Parent Company Financial Statements Additional Information Annual Report and Form 20-F 2025 IHG 299 Investor information Website and electronic communication As part of IHG’s commitment to reduce the cost and environmental impact of producing and distributing printed documents in large quantities, this Annual Report and Form 20-F 2025 has been made available to shareholders through our website at ihgplc.com/ investors under Annual Report. Shareholders may electronically appoint a proxy to vote on their behalf at the 2026 AGM. Shareholders who hold their shares through CREST may appoint proxies through the CREST electronic proxy appointment service, by using the procedures described in the CREST Manual. Shareholder hotel discount IHG offers discounted hotel stays (subject to availability) for registered shareholders only, through a controlled- access website. This is not available to shareholders who hold shares through nominee companies, ISAs or ADRs. For further details please contact the Company Secretary’s office (see page 302). Responsible Business Report In line with our commitment to responsible business practices, this year we have incorporated our Responsible Business Report within this Annual Report, outlining our approach to responsible business and our progress against our Responsible Business Targets. + Visit ihgplc.com/responsible-business for further information. Modern Slavery Statement In accordance with the UK Modern Slavery Act 2015, we have produced a Modern Slavery Statement. + Visit ihgplc.com/reporting for further information. Registrar For information on a range of shareholder services, including enquiries concerning individual shareholdings, notification of a shareholder’s change of address and amalgamation of shareholder accounts (in order to avoid duplicate mailing of shareholder communications), shareholders should contact the Company’s Registrar, Equiniti, on +44 (0) 371 384 2030a. Dividend services Dividend Reinvestment Plan (DRIP) The Company offers a DRIP for shareholders to purchase additional IHG shares with their cash dividends. For further information about the DRIP, please contact our Registrar helpline on +44 (0) 371 384 2030a. + Visit shareview.co.uk/info/drip for a DRIP application form and information booklet. Bank mandate We encourage shareholders to have their dividends paid directly into their UK bank or building society accounts, to ensure efficient payment and clearance of funds on the payment date. For further information, please contact our Registrar (see page 302). Overseas payment service It is also possible for shareholders to have their dividends paid directly to their bank accounts in a local currency. Charges are payable for this service. + Visit shareview.co.uk/info/ops for further information. Out-of-date/unclaimed dividends If you think that you have out-of-date dividend cheques or unclaimed dividend payments, please contact our Registrar (see page 302). Individual Savings Account (ISA) Equiniti offers a Stocks and Shares ISA that can invest in IHG shares. For further information, please contact Equiniti on +44 (0) 371 384 2030a. Share-dealing services Equiniti offers the following share-dealing facilities: Postal dealing +44 (0) 371 384 2030 from the UK and overseasa Telephone dealing For more information, call +44 (0) 371 384 2030a Internet dealing Visit shareview.co.uk for more information. Changes to the base cost of IHG shares Details of all the changes to the base cost of IHG shares held from April 2004 to January 2019, for UK Capital Gains Tax purposes, may be found on our website at ihgplc.com/investors under Shareholder centre in the Tax information section. Shareholder security Many companies have become aware that their shareholders have received unsolicited telephone calls or correspondence concerning investment matters. These are typically from ‘brokers’ who target UK shareholders, offering to sell them what often turn out to be worthless or high-risk shares in US or UK investments. These operations are commonly known as ‘boiler rooms’. More detailed information on this or similar activity can be found at fca.org.uk/consumers on the Financial Conduct Authority website. Details of any share dealing facilities that the Company endorses will be included in Company mailings. Trading markets The principal trading market for the Company’s ordinary shares is the London Stock Exchange (LSE). The ordinary shares are also listed on the NYSE, trading in the form of ADSs evidenced by ADRs. Each ADS represents one ordinary share. The Company has a sponsored ADR facility with J.P. Morgan Chase Bank, N.A., as ADR Depositary. American Depositary Receipts (ADRs) The Company’s shares are listed on the NYSE in the form of American Depositary Shares, evidenced by ADRs and traded under the symbol ‘IHG’. Each ADR represents one ordinary share. All enquiries regarding ADR holder accounts and payment of dividends should be directed to J.P. Morgan Chase Bank, N.A., our ADR Depositary bank (contact details shown on page 302). Documents on display Documents referred to in this Annual Report and Form 20-F that are filed with the SEC can be found at the SEC’s public reference room located at 100 F Street, NE Washington, DC 20549. For further information and copy charges please call the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically and the Company’s SEC filings since 22 May 2002 are also publicly available through the SEC’s website at sec.gov Copies of the Company’s Articles of Association can be obtained via the website at ihgplc.com/investors under Corporate governance or from the Company’s registered office on request. 300 IHG Annual Report and Form 20-F 2025 Useful information a. Lines are open from 08:30 to 17:30 Monday to Friday, excluding UK public holidays.

Strategic Report | Governance | Group Financial Statements | Parent Company Financial Statements | Additional Information | Annual Report and Form 20-F 2025 | IHG | 301

Financial calendar – Dividends

	2025
2025 Interim dividend	
Ex-dividend date – Ordinary shares	21 August
Ex-dividend date – ADRs	22 August
Record date	22 August
Payment date	2 October

	2026
2025 Final dividend of 125.9¢ per ordinary share[a]	
Ex-dividend date – Ordinary shares	9 April
Ex-dividend date – ADRs	10 April
Record date	10 April
Payment date	14 May

a. The sterling amount of the final dividend will be announced on 27 April 2026 using the average of the daily exchange rates for the three working days commencing 22 April 2026.

Financial calendar – Other dates

	2025
Financial year end	31 December

	2026
Announcement of Preliminary Results for 2025	17 February
Announcement of 2026 First Quarter Trading Update	7 May
Annual General Meeting	7 May
Announcement of Half-Year Results for 2026	11 August
Announcement of 2026 Third Quarter Trading Update	22 October
Financial year end	31 December

	2027
Announcement of Preliminary Results for 2026	February

302 | IHG | Annual Report and Form 20-F 2025

Contacts

Registered office

IHG Hotels & Resorts,
1 Windsor Dials,
Arthur Road,
Windsor, SL4 1RS,
United Kingdom

Telephone:
+44 (0) 1753 972 000

ihgplc.com

For general information about the Group's business, please contact the Corporate Affairs department at the above address. For all other enquiries, please contact the Company Secretary's office at the above address.

Registrar

Equiniti, Aspect House,
Spencer Road, Lancing,
West Sussex,
BN99 6DA,
United Kingdom

Telephone:
+44 (0) 345 607 6838

ADR Depositary

JPMorgan Chase Bank, N.A.
270 Park Avenue, Floor 8
New York, NY 10017
Attn: Depositary Receipts Group
United States of America

Telephone:
+1 800 990 1135 (US Calls) (Toll-free)

+1 651 453 2128 (non-US Calls)

Auditor

PricewaterhouseCoopers LLP

Investment bankers

BofA Securities
Goldman Sachs

Solicitors

Freshfields LLP

Stockbrokers

BofA Securities

IHG® One Rewards

If you wish to enquire about, or join, IHG Rewards, visit **ihg.com/onerewards** or telephone:

EMEAA

+800 2222 7172[b]
(Austria, Belgium, Denmark, Finland, France, Germany, Hungary, Ireland, Israel, Italy, Luxembourg, Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and UK)

+44 1950 499004[c]
(all other countries/regions in Europe and Africa)

+973 6 500 9 296[a] (Middle East)

+800 2222 7172[b]
(Australia, Japan, Korea, Malaysia, New Zealand, Philippines, Singapore and Thailand)

+632 8857 8788[c]
(all other countries/regions in Asia Pacific)

Americas

+1 888 211 9874 (US and Canada)

+1 800 272 9273[c] (Mexico)

shareview.co.uk

+ Denotes international access code. 00 or 011 in most countries.

a. Toll charges apply.
b. Universal international freephone number.
c. International calling rates may apply.

+1 801 975 3013[c] (Spanish)
(Central and South America)

+1 801 975 3063[c] (English)
(Central and South America)

Greater China

800 830 1128[a] or 021 20334848[a]
(Mainland China)

800 965 222 (Hong Kong)

0800 738 (Macau)

0800 149 1963 (Taiwan)

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